Form 20-F
period 1998-12-31
INTERTEK TESTING SERVICES LTD
filed 1999-03-26
CIK 1030557

     As filed with the Securities and Exchange Commission on March 26, 1999
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------


                                    FORM 20-F

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1998

                         Commission file number 333-6200

                        INTERTEK TESTING SERVICES LIMITED
             (Exact name of Registrant as specified in its charter)

                                     ENGLAND
                 (Jurisdiction of incorporation or organisation)

                     25 SAVILE ROW, LONDON, W1X 1AA, ENGLAND
                              (011) 44-171-396-3400
                     (Address of principal executive office)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH REGISTERED
       None                                               N/A


--------------------------------------------------------------------------------
Securities registered or to be registered pursuant to Section 12(g) of the Act.


                                      None
--------------------------------------------------------------------------------
        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act.

                   THE REGISTRANT'S GUARANTEES OF $203 MILLION
                  AGGREGATE PRINCIPAL AMOUNT OF 10 1/4% SENIOR
                          SUBORDINATED NOTES DUE 2006,
             SERIES B ISSUED BY INTERTEK FINANCE PLC ("THE ISSUER"),
                         A SUBSIDIARY OF THE REGISTRANT
--------------------------------------------------------------------------------
      Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report.

                    28,434,688 Ordinary `A' Shares of 1p each
                    5,194,014 Ordinary `B' Shares of 1p each
         86,656,531 Zero Coupon Redeemable Preference Shares of Pounds1 each

Indicate by check whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                  Yes  /X/          No  / /

    Indicate by check mark which financial statement item the registrant has elected to follow:

                  Item 17  / /      Item 18  /X/

                                              TABLE OF CONTENTS

                                                                                                  Page
GENERAL INFORMATION                                                                                  1

FORWARD-LOOKING STATEMENTS                                                                           2

PART I

Item 1:    Description of Business                                                                   3

Item 2:    Description of Property                                                                   9

Item 3:    Legal Proceedings                                                                        10

Item 4:    Control of Registrants                                                                   12

Item 5:    Nature of Trading Market                                                                 14

Item 6:    Exchange Controls and Other Limitations Affecting Security Holders                       14

Item 7:    Taxation                                                                                 15

Item 8:    Selected Financial Data                                                                  19

Item 9:    Management's Discussion and Analysis of Financial Conditions and Results of Operations   23

Item 9A:   Quantitative and Qualitative Disclosures about Market Risk                               40

Item 10:   Directors and Officers of Registrant                                                     44

Item 11:   Compensation of Directors and Officers                                                   46

Item 12:   Options to Purchase Securities from Registrant or Subsidiaries                           47

Item 13:   Interest of Management in Certain Transactions                                           48

PART II

Item 14:   Description of Securities to be Registered                                               49

PART III

Item 15:   Defaults upon Senior Securities                                                          49

Item 16:   Changes in Securities and Changes in Security for Registered Securities                  49

PART IV

Item 17:   Financial Statements                                                                     49

Item 18:   Financial Statements                                                                     49

Item 19:   Financial Statements and Exhibits                                                        49


GENERAL INFORMATION

As used herein, except if the context otherwise requires, the term "Company" refers to Intertek Testing Services Limited and the terms "ITS" or "Group" refer to Intertek Testing Services Limited and its subsidiaries.

Unless otherwise specified or unless the context otherwise requires: (1) all references to "pounds sterling" and "pounds" are to the lawful currency of the United Kingdom of Great Britain and Northern Ireland (the "United Kingdom" or the "U.K.") and (2) all references to "dollars" or "$" are to the lawful currency of the United States. The consolidated financial statements have been prepared in pounds sterling.

Unless otherwise indicated, financial information has been prepared in conformity with generally accepted accounting principles in the United Kingdom ("U.K. GAAP"), which differs in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). For a discussion of the most significant relevant differences between U.K. GAAP and U.S. GAAP, see Note 35 to the consolidated financial statements of ITS and its predecessor included elsewhere herein.

The following table sets forth, at the periods indicated, certain information regarding the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York ("the Noon Buying Rate"), for pounds sterling expressed in U.S. dollars for pounds sterling. On March 12, 1999, the Noon Buying Rate per pound sterling was 1.63.

The table below sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rates for pounds sterling expressed in U.S. dollars per pounds sterling.


Year ended December 31,                   High                Low         Period Average (1)     Period End
                                    ------------------ ------------------ ------------------- ------------------
1994                                      1.64               1.46                1.54               1.57
1995                                      1.64               1.53                1.58               1.55
1996                                      1.71               1.49                1.56               1.71
1997                                      1.71               1.58                1.64               1.65
1998                                      1.70               1.63                1.66               1.66
1999 (through March 12, 1999)             1.65               1.60                1.63               1.63


 (1) The rate was calculated from the average of the Noon Buying Rate for pounds sterling on the last business day of each full month during the period and where the period is less than one full month, the last day of the period.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of U.S. securities laws. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently anticipated as reflected in such forward-looking statements. The terms "expect", "should", "will", "may", "anticipate" and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, general economic conditions and business conditions in ITS's markets, customers' acceptance of its services and the actions of competitors.

PART I

ITEM 1:       DESCRIPTION OF BUSINESS

GENERAL

Intertek Testing Services ("ITS") is a leading international group engaged in the testing, inspection and certification of manufactured goods and commodities. At December 31, 1998, ITS had 223 testing laboratories and 486 inspection offices in 83 countries.

ITS is comprised of five divisions, each focusing on the testing, inspection and certification of different manufactured goods and commodities. The five divisions are organised as follows: (1) Consumer Goods: which tests and inspects textiles, fabrics, footwear, toys and consumer products; (2) Conformity Assessment: which tests and certifies electrical and electronic products, building products, heating and ventilation and air conditioning equipment and which also certifies management systems to standards such as ISO 9000; (3) Caleb Brett: which tests and inspects petroleum, chemical and agricultural products; (4) Foreign Trade Supervision ("FTS"): which focuses on inspection work for governments and (5) Minerals: which carries out metals analysis. The Environmental Testing Division ("Environmental"), which is now discontinued, previously focused on the analysis of water, soil and air samples for toxic substances. Overhead costs for the central head office and non-operating holding companies ("Central Costs") are allocated to operating divisions in proportion to their share of revenues.

Prior to January 1, 1998, the Quality Systems Division was sub-divided into Consumer Goods and Conformity Assessment. Prior period figures for Quality Systems have been reanalysed to show the approximate allocation between Consumer Goods and Conformity Assessment.

In a press release dated July 17, 1998, ITS announced its decision to close its Environmental Testing Division. This decision was taken because the returns from this division have been unsatisfactory. In August 1998, ITS Environmental sold its operations in Burlington, Vermont and St. Helens, U.K. and stopped commercial operations at the laboratory in Dallas, U.S. These actions resulted in the discontinuation of business at ITS Environmental.

Previously, FTS, Minerals and Environmental Testing were included within Other Divisions. Environmental Testing is now shown as Discontinued Operations, and FTS and Minerals are shown separately. The divisional analyses for prior periods have been restated to allow a meaningful comparison.

The following table shows the number of laboratories and offices in each division at December 31, 1998 together with the revenues for each division and their percentage share of total revenues for the year ended December 31, 1998.


                                                         Number of       Number of       Revenues       Sales Revenue
                                                        laboratories      offices   Pounds in millions        %
                                                       --------------------------------------------------------------
Consumer Goods                                                    29              50              65             18
Conformity Assessment                                             27              41              85             24
Caleb Brett                                                      143             299             123             34
Foreign Trade Supervision                                          -              63              65             18
Minerals                                                          23              31              16              4
Central                                                            -               1               -              -
                                                       --------------------------------------------------------------
Total Continuing operations                                      222             485             354             98
Discontinued operation                                             1               1               6              2
                                                       --------------------------------------------------------------
Total                                                            223             486             360            100
                                                       --------------------------------------------------------------

HISTORY

Most of the ITS activities have a long history. For example, Conformity Assessment's U.S. business can trace its origins back to Thomas Edison and the Caleb Brett business was founded in 1885.

The Company and certain of its subsidiaries were formed in 1996 in connection with the acquisition (the "Acquisition") of the testing and inspection business of Inchcape plc which was completed in November 1996. The purchase was funded by a combination of debt and equity, with the equity investment made by funds managed by an affiliate of Charterhouse Development Capital Holdings Limited ("Charterhouse"), by other co-investors and by members of management.

CONSUMER GOODS ("CG")

CG, which trades under the brand name Labtest, is one of the largest international providers of testing and inspection services of textiles, toys and other consumer products.

BUSINESS OVERVIEW. The CG division works for clothing retailers in North America and Europe and manufacturers worldwide, testing textiles to ensure that they meet the retailers' specifications regarding sizing, colour retention, resistance to flammability and other standards. Management believes that it is the clear leader in textile testing in Asia. Similarly, CG tests and inspects toys and giftware produced in Asia and other areas. Manufacturers operating in developing countries routinely seek such testing and inspection of consumer goods to assist them in selling their products to developed markets, such as North America and Europe.

CG provides value-added consultancy and risk management services. For example, a specialised business unit works closely with McDonald's toy manufacturers and the medical community to improve design and production methods of McDonald's "Happy Meal Toys" to reduce the risk of injury to children.

CUSTOMERS. CG's customers are retailers, mainly in North America and Europe and manufacturers mainly in Asia. Customers include retailers such as JC Penney, the GAP and Marks & Spencer.

SALES AND MARKETING. CG provides a full range of testing services near the points of manufacture and retailers' buying offices. CG is able to ensure that the goods tested may be sold in all the major markets in the world because it has the safety labels, accreditations and testing capabilities to meet the requirements of the different markets.

With its global sales force and network of testing centres, CG benefits from the migration of manufacturing centres from North America and Europe to Asia and other parts of the developing world. For example, ITS's testing laboratory in Turkey offers American and European textile and garment importers a local testing service in the country of production.

COMPETITION. CG competitors include ACTS Testing Labs, Inc. (part of Bureau Veritas) - mainly in toys, Merchandise Testing Laboratories (" MTL") - mainly in textiles, and Societe Generale de Surveillance ("SGS") - mainly in inspection.

CONFORMITY ASSESSMENT ("CA")

CA tests and certifies electrical and electronic products, building products, heating and ventilation and air conditioning equipment. CA also certifies the quality of management systems to standards such as ISO 9000.

BUSINESS OVERVIEW. Safety marks owned and issued by this division include:
"ETL" (U.S.), "cETL" (Canada), "S" (Sweden) and "WH" (U.S. and Canada). CA is also authorised to apply the "GS" mark (Germany) and the "NOM" mark (Mexico), it has Notified Body status in the European Union ("EU") and it has electro-magnetic compatibility, telephone and other accreditations required for products it tests and certifies. These safety marks are widely relied upon by manufacturers, retailers and consumers to ensure that products conform with the applicable standards. Even when not required by governmental regulation, many manufacturers, partly in response to consumer demand and partly to ensure that products are safe, continue to use ITS's safety marks. For example, the "S" mark, which has not been mandatory in Sweden since 1990, continues to be widely used throughout that country as evidence that a product has met the applicable safety standards.

CA provides testing services demanded by industry associations to guard against products which might damage consumer confidence in a particular industry. For example, CA has been nominated by the Air Conditioning and Refrigeration Institute ("ARI") and the Gas Appliance Manufacturers Association in the United States to verify the accuracy of information provided in the yellow "Energy Guide" labels found on many appliances. CA also tests individual manufacturers' products to provide independent competitive performance data which can then be used for marketing.

Testing companies currently conduct safety standard and performance evaluation on a wide variety of manufactured goods, including electrical goods, appliances, lighting fixtures, building materials, toys, and telecommunication, electronic and industrial equipment. Manufacturers are sometimes required by law, mainly in North America, to obtain safety or performance certification from independent testing companies, but even when this is not required, industrial users, retailers and distributors often require testing and certification by an independent testing company. Similar forces are driving the growth of assessment and certification of manufacturing processes and systems, primarily to the ISO 9000 standards.

Although manufacturers wishing to sell products in Europe can self-certify their products under the "CE" safety mark, they often outsource the supporting tests in order to demonstrate independent verification and to reduce expenses. Retailers and distributors buying the products will sometimes insist on this, however, there can be no guarantee that companies will not increasingly self-certify their products and governmental authorities may allow manufacturers to self-certify more products in the future. In addition, the Group's revenues could be negatively affected if governmental authorities in different jurisdictions further harmonise their standards which will reduce the overall amount of testing work.

CUSTOMERS. CA customers include industrial companies such as General Electric, Ericsson, Electrolux, Matsushita and Samsung. CA also has a number of long standing relationships with various industry organisations, such as the ARI, which has been a customer of ITS since 1956.

SALES AND MARKETING. CA provides a wide range of testing services near points of manufacture worldwide, and the goods tested by CA may be sold in all the major markets of the world because it has the safety labels and accreditations needed to meet the requirements of these markets.

With its global sales force and its network of testing centres, CA benefits from the migration of manufacturing centres from North America and Europe to Asia and other parts of the developing world. For example, telephones manufactured in China for export to the United States are primarily tested in China to ensure compliance with the U.S. Federal Communications Commission standards.

COMPETITION. CA's competitors include Underwriters Laboratories ("UL"), a U.S. not-for-profit company which is engaged primarily in safety mark testing, and the German Technischer Uberwachungs Verein ("TUVs"). They have both started to expand their presence internationally. CA has benefited from being one of the few companies that offers global one stop safety and performance testing of products for markets worldwide, but there can be no assurance that the Group's business, financial condition and results of operations will not suffer from an increase in the global presence of some of its competitors.

Management believes that CA will continue to increase its market share because of its range of accreditations, the importance of brand name recognition, its global presence and the high start-up costs and barriers to entry in the product testing and certification market.

CALEB BRETT

Caleb Brett is a joint leader in the market for testing and inspecting petroleum and chemicals. Caleb Brett's primary business is providing independent verification of the quantity and quality of crude oil, petroleum products and chemicals and, to a lesser extent, agricultural produce.

BUSINESS OVERVIEW. Petroleum and chemical companies and traders require independent testing services to verify the quality and quantity of petroleum and chemical cargoes at the point of shipment. Management believes that the market has benefited from more complex and rigorous environmental regulations in North America and Europe, which require a greater amount of testing. Also, multinational oil companies are increasingly outsourcing their testing activities to testing companies, such as Caleb Brett.

Caleb Brett's certificates are internationally recognised as evidence of the quality and quantity of commodity shipments. Caleb Brett's activities in petroleum and chemical testing are divided into three sub-divisions:
Inspection, Inspection Related Testing and Free Standing Testing. Inspection of cargoes involves the physical checking, sampling and measurements of the quantity of a commodity at points of loading and unloading, such as seaports, storage tanker terminals and the ends of transportation pipelines. Inspection Related Testing is laboratory testing of samples taken to assess their composition and whether they comply with specifications demanded by customers or by legislation. Free Standing Testing involves the analysis of samples unrelated to cargo shipments, including situations where an oil company or trader outsources its laboratory testing work to Caleb Brett.

Caleb Brett also performs marine surveying and agricultural inspection. Marine surveying is the evaluation of cargo damage, primarily for insurance purposes. Agricultural inspection and testing is the physical sampling, quantification, inspection and testing of commodities, such as vegetable oils and cotton.

CUSTOMERS. Caleb Brett's customers include oil and chemical companies and traders with whom Caleb Brett has well established long-term relationships. The majority of Caleb Brett's oil company customers purchase services from Caleb Brett on a job by job, port by port basis.

SALES AND MARKETING. Management believes that Caleb Brett has been able to increase its market share through its strong reputation for service, its extensive network of facilities, its strong international coordination which leads to close contact with customers and its well equipped and quality controlled laboratories.

COMPETITION. Multinational oil companies typically split inspection and testing contracts between two or more suppliers to sustain competition. Management believes Caleb Brett and the Redwood division of SGS, are regarded as market leaders in this industry, sharing over 50% of the market in 1998. Management believes that competition in this market will continue to be relatively stable, due primarily to the high start-up and fixed costs, as well as the importance of brand name recognition.

FOREIGN TRADE SUPERVISION

FTS provides independent pre-shipment inspection ("PSI") services to the governments of developing countries to assist them in the enforcement of customs duties and exchange controls. FTS also provides inspection and testing services to government standards organisations to ensure that imports on specified products meet their safety and other national standards. In providing these services, FTS inspects, tests and reviews at source the quantity, quality and price of goods to be shipped, to check that import duties are correctly calculated and that such goods comply with the laws, standards and relevant customs regulations in the importing country. PSI work is contracted directly with the governments and standards organisations of developing countries.

FTS has experienced delays in the past in collecting payment for work performed on behalf of the Nigerian Government but has recently taken action to cap those debts. Furthermore, ITS has been advised that its PSI programmes in Nigeria will end on March 31, 1999. See " Management's Discussion and Analysis of Financial Conditions and Results of Operations". In addition to PSI work, FTS also provides services to companies, inspecting the materials, plant and equipment that they buy.

MINERALS

The Minerals division is operated under the name Bondar Clegg, which provides a laboratory testing service for samples from exploration and producing mines, principally of gold but also of copper, zinc and other metals. This business is suffering because of the current low level of expenditure in the minerals exploration market and its future in the Group is under review.

ENVIRONMENTAL LIABILITIES

ITS is subject to worldwide laws and regulations that govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal of solid and hazardous wastes. In many jurisdictions these laws have tended to become more stringent and change frequently.

Such laws and regulations may impose obligations to investigate and remediate environmental conditions and to compensate public and private parties for related damages. In jurisdictions such as the United States, such obligations, including those under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund"), may be joint and several and may apply to conditions at properties presently or formerly owned by ITS or to properties where ITS has sent waste or other contamination.

ITS has been notified by governmental authorities and others that it is potentially liable for the cleanup of hazardous substances at properties that ITS owns or has owned, or where waste attributable to it has been located. ITS's liability, if any, has not been resolved and is difficult to predict. No assurance can be given that these liabilities will not have a material adverse impact on ITS. In connection with the Acquisition, ITS and certain of its subsidiaries obtained rights to indemnification, in certain circumstances, from Inchcape plc for breaches of Inchcape plc's environmental representations and warranties in the related acquisition agreements. Those rights to recover for breach of warranty are subject to limitations, however, including the necessity that amounts sought from Inchcape plc exceed Pounds 250,000, and the requirement that notice to be given to Inchcape plc prior to the fifth anniversary of the closing of the Acquisition, depending on the issue involved. ITS can give no assurance that any material environmental liability will be covered by such indemnification rights.

ORGANISATION

ITS has a strong corporate culture worldwide to maximise synergy and ensure that business is developed globally in all divisions. When the Acquisition was completed in 1996, a new Board of Directors was established, which includes non-executive Directors from Charterhouse. In addition to the Board, there is an Executive Committee, which includes the Executive Board Members plus the Vice-Presidents in charge of the operations in the different divisions.

EMPLOYEES

At December 31, 1998, ITS had a total of approximately 9,284 employees in the following divisions:

Consumer Goods                                    1,970
Conformity Assessment                             1,299
Caleb Brett                                       3,658
Foreign Trade Supervision                         1,262
Minerals                                          1,028
Central                                              28
                                           ------------
Total continuing operations                       9,245
Discontinued operation                               39
                                           ------------
Total                                             9,284
                                           ------------


There are 17 U.S. employees of Caleb Brett who are covered by a collective bargaining agreement with Oil, Chemical and Atomic Workers International Union, AFL-CIO which expires on July 14, 2001 and approximately 48 employees in Canada are covered by a collective bargaining agreement with the International Long Shoreman's and Warehouseman's Union. All ITS employees in Ghana, South Africa, Belgium, Germany, the Netherlands, Norway, Singapore and Korea are covered by various union agreements. Management are not aware of any significant union disputes.

GEOGRAPHICAL COVERAGE

ITS is a global business. The different divisions have geographical profiles that reflect the nature of their operations. The table below shows revenues in thousands of pounds sterling for each major division and analysed into geographic regions. For a more complete discussion of how the Group has performed in various regions, see " Management's Discussion and Analysis of Financial Conditions and Results of Operations".

                                             Supplemental  Year ended    Year ended
                                                Period     December 31,  December 31,
                                                 1996         1997         1998
                                             ----------------------------------------
Revenues by division:
      Consumer Goods                            44,880       56,768       64,575
      Conformity Assessment                     82,651       81,816       84,920
      Caleb Brett                              103,748      108,837      122,972
      Foreign Trade Supervision                 48,869       55,792       65,299
      Minerals                                  22,212       25,601       16,530
                                             -----------------------------------
Continuing operations                          302,360      328,814      354,296
      Discontinued operation                    21,389       15,169        5,517
                                             ===================================
Total                                          323,749      343,983      359,813
                                             ===================================

Revenues by geographical area
      Americas                                 147,708      143,531      150,046
      Europe, Africa and Middle East            92,309      112,409      124,657
      Asia and Far East                         62,343       72,874       79,593
                                             -----------------------------------
Continuing operations                          302,360      328,814      354,296
      Discontinued operation                    21,389       15,169        5,517
                                             ===================================
Total                                          323,749      343,983      359,813
                                             ===================================

ITEM 2:     DESCRIPTION OF PROPERTY

REAL PROPERTY AND LEASEHOLDS

At December 31, 1998, the Company had approximately 486 offices and 223 laboratories in over 83 countries. Almost all of ITS's properties are leased. The majority of laboratories have approximately 10,000 -- 20,000 square feet of space. Approximately 82% of ITS's leases expire in less than five years. A small number of sites are owned by ITS. In total, ITS's fixed assets include property with a book value of Pounds 8.9 million at December 31, 1998. The Conformity Assessment Semko AB facility in Stockholm, Sweden accounts for Pounds 5.0 million of that total. Other large sites include facilities in Rotterdam, the Netherlands, owned by ITS Caleb Brett Nederland BV and in Cortland, New York, owned by Intertek Testing Services NA, Inc. ITS's principal executive office is located in London, England and is occupied under a lease expiring in 8 years. The other leased premises have remaining terms generally ranging from 1 to 24 years. Many of the leases contain renewal options, pursuant to which ITS may extend the lease terms. ITS does not anticipate any difficulties in renewing its leases as they expire. Management believes that its facilities are suitable for their present and intended purposes and are adequate for ITS's current and expected levels of operations.

INTELLECTUAL PROPERTY

The Company owns or has the right to use various patents, copyrights, trademarks, service marks and certification marks in the United States and worldwide. ITS uses its well-known and valuable certification marks to signify to consumers that a product bearing such a mark meets various nationally and/or internationally recognised safety standards. Conformity Assessment issues the proprietary "ETL" (U.S.), "cETL" (Canada), "S" (Northern Europe), and "WH" (U.S. and Canada) safety marks, and is accredited to authorise the application of the "GS" mark in Germany and the "NOM" mark in Mexico. ITS also has valuable trade names, registered and unregistered, such as "Caleb Brett", "Bondar Clegg", "Semko", "Intertek", "ITS", "Labtest" and "Warnock Hersey ".

Management believes ITS's brand and trade names provide ITS with a significant competitive advantage in marketing its services. Invalidation of several of these marks, through a lawsuit or governmental proceeding, could have a materially adverse effect on the business of ITS. In addition, invalidation of a mark with great commercial importance in a particular country could have a materially adverse effect on ITS's business in that country.

ITS believes that its use of intellectual property does not infringe the intellectual property rights of third parties. However, there can be no assurance that competitors or other third parties will not in the future assert infringement or royalty claims against, or otherwise seek to invalidate the intellectual property rights of ITS. ITS knows of third parties in Venezuela, Germany and Former Soviet Union countries that are currently using company names similar to those owned by ITS. It is unclear whether litigation or government proceedings will ensue from this situation. In addition, ITS is currently resolving claims that its subsidiaries have brought against certain third parties for trademark infringement in the United States.

Several agreements currently exist under which ITS is either a licensor or licensee of intellectual property. ITS has no reason to anticipate the loss or invalidation of these licenses, and otherwise believes that such a loss would not have a materially adverse effect on the business of ITS. ITS protects its intellectual property by registering its trade marks, patents and trade names with the appropriate governmental authorities and through litigation defends such intellectual property from infringement.

ITEM 3:       LEGAL PROCEEDINGS

ITS is involved from time to time in various claims and lawsuits incidental to the ordinary course of business, including claims for damages, negligence, and commercial disputes regarding inspection and testing. ITS currently is not party to any legal proceedings other than ordinary litigation incidental to the conduct of its business and the investigations described below. On the basis of currently available information, Management considers that the outcome of any claims and lawsuits is unlikely to have a material effect on the financial position of ITS.

ITS holds a professional indemnity insurance policy which provides coverage for claims from customers. Management deems this policy adequate for normal commercial purposes.

INVESTIGATIONS BY THE U.S. ENVIRONMENTAL PROTECTION AGENCY

Two of ITS's subsidiary corporations are currently involved in investigations by the U.S. Environmental Protection Agency ("EPA"). Details of each investigation are given below:

CALEB BRETT USA, INC.

In February 1997, Caleb Brett through its routine quality assurance and quality control procedures, discovered evidence of false testing results at the Caleb Brett laboratory in Linden, New Jersey which involved testing of gasoline to certain standards set by the EPA.

Caleb Brett promptly reported its findings to the EPA. This matter has been referred to the U.S. Department of Justice by the EPA, and civil and criminal investigations are underway.

Caleb Brett requested inclusion in the EPA's Voluntary Disclosure Program. Under this program it may be possible to foreclose criminal, but not civil penalties.

As part of the co-operation with the EPA, Caleb Brett has appointed a Compliance Director and has introduced more stringent compliance protocols which have been presented to the EPA. These compliance procedures are now fully implemented.

It is not yet possible to estimate the cost of any civil or criminal penalties arising from this matter, however, on the basis of currently available information, the directors consider that the outcome is unlikely to have a material effect on the financial position of ITS. Possible rights of recovery against Inchcape plc, under the Share Purchase Deed are being pursued.

INTERTEK TESTING SERVICES ENVIRONMENTAL LABORATORIES, INC.

In December 1997, Intertek Testing Services Environmental Laboratories, Inc. ("ITS Environmental") discovered certain discrepancies in reported testing results at its facility in Richardson, near Dallas, Texas ("Dallas"). A further investigation by the Quality Assurance/Quality Control department of ITS Environmental revealed that technicians at the Dallas facility had at various times manually integrated data and improperly calibrated test equipment in a way that may have skewed the accuracy of the test results that have been reported, but not necessarily the basic data recorded in the testing equipment.

ITS Environmental promptly reported these discrepancies to the EPA and to clients. Civil and criminal investigations are under way. A government investigation at the ITS Environmental facility uncovered evidence of false reporting beyond that initially discovered and disclosed by ITS Environmental.

ITS Environmental has requested inclusion in the EPA's Voluntary Disclosure Program. Under this program it may be possible to foreclose criminal but not civil penalties. If the actions of ITS Environmental that were disclosed to the EPA are found to qualify for the immunities available under its Voluntary Disclosure Program, the protection of this program may not extend to improper actions subsequently discovered.

In August 1998, ITS Environmental sold its laboratory business in Burlington, Vermont U.S.A. and St. Helens, U.K. and stopped commercial operations at the laboratory in Dallas. These actions resulted in the discontinuation of business at ITS Environmental. This sale has not relieved ITS of any liability it may face as a result of these investigations or otherwise.

Although commercial operations have been discontinued in Dallas, the facility is being used to reprocess the original data. During the past few months, ITS Environmental has developed an effective data screening and reprocessing method. The reprocessing effort is aimed at providing clients with data of known quality.

ITS Environmental continues to co-operate fully with the government investigation. To date, no action has been brought against ITS Environmental by the EPA or any other party. At this time, it is not possible to estimate the cost of any civil or criminal penalties arising from this matter. However, on the basis of currently available information, the directors consider that the outcome is unlikely to have a material effect on the financial position of ITS. Possible rights of recovery against Inchcape plc, under the Share Purchase Deed are being pursued.

ITEM 4:   CONTROL OF REGISTRANTS

At March 12, 1999, the share capital of the Company (the "Ordinary Shares") is divided into 69,172,061 Ordinary A Shares of 1 pence each (the "A shares"), 11,578,635 Ordinary B Shares of 1 pence each (the "B Shares"), 2,951,417 Ordinary C Shares of 1 pence each (the "C Shares"), and 7,110,713 Ordinary D Shares of 1 pence each (the "D Shares"). 28,434,688 of the A Shares and 5,194,014 of the B Shares have been allotted, called up, fully paid and outstanding. None of the C Shares nor the D Shares have been issued. In addition, the Company has 105,478,482 Zero Coupon Redeemable Preference Shares of Pounds1 each (the "Preference Shares"), of which 86,656,531 have been allotted, called up, fully paid and outstanding.

ORDINARY SHARES

The A Shares, B Shares, C Shares and D Shares rank pari passu in all respects except that: (i) the holders of A Shares and D Shares have a right in the event of a winding-up to receive the subscription price of those shares in preference to the holders of B Shares and C Shares, but rank pari passu with the holders of B Shares and C Shares in the event of a distribution of any surplus assets available after repayment to the holders of B Shares and C Shares of the subscription price on those shares; (ii) the C Shares confer no right to receive notice of, attend or vote at general meetings of the Company; and (iii) the D Shares confer on the holders the right to receive notice of and to attend, but not to vote at, general meetings of the Company.

Those shareholders who hold more than 10% of the Ordinary Shares in the Company as of March 12, 1999 are shown in the table below:

                                                                  Number of         Number of             % of Total
Name and Address                                              A Shares Held     B Shares Held       Share Capital(a)
Charterhouse General Partners Limited (b)
85 Watling Street,
London EC4M 9BX
United Kingdom                                                   13,459,143                 -             40.02

Charter Intertek LLC (b)
C/o Charterhouse Group International, Inc.
535 Madison Avenue
New York, NY 10022
USA                                                               5,047,578                 -             15.01

Directors and Officers as a group                                    88,653         4,481,111             13.59

                                                       ---------------------------------------------------------
                                                                 18,595,374         4,481,111             68.62
                                                       ---------------------------------------------------------

(a) This table does not reflect the issuance of C Shares (which are reserved for issue to employees) upon the exercise of options granted to management or the issuance of D Shares upon the exercise of the Warrants issued to certain financial institutions, including BT Investment Partners, Inc., in connection with its purchase of the Parent Subordinated PIK Debentures. Upon the exercise of the Warrants and the share options, directors and officers as a group will own 14.15% and the Warrant holders as a group will own 14.2% of the fully diluted ordinary shares of Parent. See "Warrants" below.

In addition, the table does not reflect the issuance of 86,656,531 Preference Shares of the Parent purchased by Charterhouse and other financial institutions as described below.

(b) Charterhouse General Partners Limited is a wholly owned subsidiary of Charterhouse Development Capital Holdings Limited, which is the sole owner of Charterhouse Development Capital Limited.

Other wholly owned subsidiaries and managed funds of Charterhouse Development Capital Holdings Limited as a group own 48.28% of the total share capital.

A substantial portion of the membership interests in Charter Intertek LLC are owned by Charterhouse Equity Partners II, L.P. ("CEPII"). The general partner of CEPII is CHUSA Equity Investors II, L.P., whose general partner is Charterhouse Equity II, Inc., a wholly-owned subsidiary of Charterhouse Group International, Inc. ("CHUSA").

ZERO COUPON REDEEMABLE PREFERENCE SHARES

The Preference Shares rank senior to the Ordinary Shares of the Company. No dividends will be payable on the Preference Shares. The Preference Shares will be mandatorily redeemed on November 8, 2009. The Company is required upon the written request from holders of 30% or more of the Preference Shares to redeem all of those shares in issue from any source of funds legally available therefor. No redemption, however, may be made to the extent prohibited by the terms of indebtedness under the Credit Agreement, the Notes or the Parent Subordinated PIK Debentures, all of which contain prohibitions or restrictions on redemptions. Holders of Preference Shares are entitled to receive notice but not attend and vote at general meetings, except that they can attend and vote on any resolution regarding the winding-up of the Company, a reduction in the Company's capital or on modification of the rights and restrictions attached to the Preference Shares.

WARRANTS

The Warrants acquired in connection with the purchase by certain financial institutions, including BT Investment Partners, Inc., of Parent Subordinated PIK Debentures confer the right to subscribe to 14.2% of the fully diluted ordinary share capital of the Company. The Warrants will be exercisable only upon sale in connection with the acquisition by a person (other than a person who has funds managed by Charterhouse or any other member of Charterhouse's wholly-owned group) of more than 50% of the Ordinary Shares of the Company (calculated excluding Ordinary Shares underlying the Warrants) or the unconditional granting of permission for any of the Ordinary Shares of the Company to be dealt in on any recognised investment exchange.

SHAREHOLDERS' AGREEMENT

The Company and the holders of A Shares, B Shares and Preference Shares are parties to a subscription and shareholders' agreement (the "Shareholders' Agreement"). The Shareholders' Agreement provides that, among other things, without the consent of a certain number of Institutional Directors, the Company or its subsidiaries may not take certain actions, including: (i) any amendment to the memorandum or articles of association of the Company or its subsidiaries; (ii) any variation in the authorised or issued share capital (or the rights attaching to it or any class of it) of the Company or its subsidiaries or the creation of any options or other rights to subscribe for or to convert into shares in such a company or the purchase (by the Company or its subsidiaries) of any shares in the capital of such a company; (iii) the declaration or distribution of any dividend or other payment out of the distributable profits or reserves of the Company or its subsidiaries or the reduction of any other reserve of the Company or its subsidiaries; (iv) the transfer of any shares in the capital of the Company or its subsidiaries; (v) the sale, transfer, leasing, licensing or disposal by the Company or its subsidiaries (otherwise than in the normal course of business) of all or a substantial part of its business, undertaking or assets whether by a single transaction or series of transactions, related or not; (vi) the entry into negotiations concerning the sale of shares in the Company or its subsidiaries or of any material part of the business or assets of the Company or its subsidiaries, the refinancing of the Company or its subsidiaries, or the making of any application or submission of any business plan to any person with a view to attracting additional or substitute finance for the Company or any part of it; (vii) anything which is of a material nature (in the context of the Company as a whole) and not in the normal course of business; (viii) the entry into any new borrowing facility (other than the Credit Agreement) by the Company or its subsidiaries, the variation of the terms of any borrowing facilities or the issue or redemption of any loan capital and (ix) certain arrangements with affiliates.

So far as the Company is aware, the Company is not directly or indirectly owned or controlled by any government. The Company is not aware of any arrangements that might result in a change of control of the Company.

Interests in Share Capital

The directors of the Company and their immediate families and executive officers of the Group who held Shares in the Company as of March 12, 1999 are shown below:


                                                       Number of        Number of
                                                     Ordinary 'A'       Preference
                                                       Shares             Shares
Simon Drury                                             37,362             1,288
Stuart Simpson                                          51,291             1,943

                                                       Number of
                                                     Ordinary 'B'
                                                        Shares

Richard Nelson                                       1,629,495
William Spencer                                        445,536
Executive Officers                                   2,406,080


ITEM 5:   NATURE OF TRADING MARKET

Not applicable.

ITEM 6:   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are no limitations under UK law, as currently in effect, on the rights of non-UK resident shareholders, by virtue of their non-resident status, to hold or exercise voting rights attaching to the Ordinary Shares of the Company.

There are currently no UK laws, decrees or regulations that would affect the transfer of capital or remittance of dividends, interest or other payments to non-UK resident shareholders, except as set forth in "Item 7 - Taxation".

ITEM 7:       TAXATION

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the material United States federal income tax consequences of the ownership of Notes as of the date hereof. Except where noted, it deals only with Notes held as capital assets by United States Holders and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, life insurance companies, tax-exempt entities, persons holding Notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle or holders of Notes whose "functional currency" is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of Notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Payments of Interest. Except as set forth below, interest on a Note will generally be taxable to a United States Holder as ordinary income at the time it is paid or accrued in accordance with the United States Holder's method of accounting for tax purposes. As used herein, a "United States Holder" of a Note means a holder that is (i) a citizen or resident of the United States,
(ii) a corporation or partnership created or organised in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust (x) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code or
(y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A "Non-United States Holder" is a holder that is not a United States Holder.

It is unclear whether the interest income on a Note will constitute foreign and/or United States source income for United States federal income tax purposes. A United States Holder of a Note should consult its own tax advisor with respect to the source of such income.

Market Discount. If a United States Holder purchases a Note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as "market discount" for federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a United States Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of a Note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such Note at the time of such payment or disposition. In addition, the United States Holder may be required to defer, until the maturity of the Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Note.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the United States Holder elects to accrue on a constant interest method. A United States Holder of a Note may elect to include market discount in income currently as it accrues (on either a ratable or constant interest method), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the U.S. Internal Revenue Service.

AMORTIZABLE BOND PREMIUM. A United States Holder that purchases a Note for an amount in excess of the sum of all amounts payable on the Note after the purchase date other than qualified stated interest will be considered to have purchased the Note at a "premium". A United States Holder generally may elect to amortize the premium over the remaining term of the Note on a constant yield method as an offset to interest when includible under the United States Holder's regular accounting method. In the case of instruments like the Notes that provide for alternative payment schedules, bond premium is calculated by assuming that (i) the holder will exercise or not exercise options in a manner that maximises the holder's yield and (ii) the issuer will exercise or not exercise options in a manner that minimises the holder's yield, except with respect to call options for which the issuer is assumed to exercise such call options in a manner that maximises the holder's yield. Bond premium on a Note held by a United States Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition of the Note. The election to amortize premium on a constant yield method once made applies to all debt obligations held or subsequently acquired by the electing United States Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

SALE, EXCHANGE, RETIREMENT OR OTHER DISPOSITION OF NOTES. A United States Holder's tax basis in a Note will, in general, be the United States Holder's cost therefor, increased by market discount previously included in income by the United States Holder and reduced by any amortized premium and any cash payments on the Note other than qualified stated interest. Upon the sale, exchange, retirement or other disposition of a Note, a United States Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less any accrued qualified stated interest, which will be taxable as such) and the adjusted tax basis of the Note. Except as described above with respect to market discount, such gain or loss will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductability of capital losses is subject to limitations.

INFORMATION REPORTING AND BACKUP WITHHOLDING. In general, information reporting requirements will apply to certain payments of principal, interest and premium paid on Notes and to the proceeds of sale of a Note made to United States Holders other than certain exempt recipients (such as corporations). A 31% backup withholding tax will apply to such payments if the United States Holder fails to provide a taxpayer identification number or certification of foreign or other exempt status or fails to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

NON-UNITED STATES HOLDERS. As stated above, it is unclear whether the interest income on a Note will constitute foreign and/or United States source income for United States federal income tax purposes. Consequently, the Issuer will withhold United States federal income tax at a rate of 30% on any interest payment made to a Non-United States Holder unless such interest qualifies as "portfolio interest " under the Code or is otherwise exempt from withholding as described below. In general, interest income received by a Non-United States Holder will qualify as "portfolio interest" if such Non-United States Holder files Internal Revenue Service Form W-8 (or successor form) with the Issuer or its paying agent, as the case may be, and such Non-United States Holder (i) does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Issuer or USCo entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder, (ii) is not a bank whose receipt of interest on a Note is described in section 881(c)(3)(A) of the Code, and
(iii) is not a controlled foreign corporation that is related to the Issuer or USCo through stock ownership.

If the interest income received by a Non-United States Holder does not qualify as "portfolio interest," the Issuer will withhold United States federal income tax at a rate of 30% on any interest payment to such Non-United States Holder unless the beneficial owner of the Note provides the Issuer or its paying agent, as the case may be, with a properly executed (1) Internal Revenue Service Form 1001 (or successor form) claiming an exemption or reduced rate from withholding under the benefit of a tax treaty or (2) Internal Revenue Service Form 4224 (or successor form) stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States.

If a Non-United States Holder is engaged in a trade or business in the United States and interest on the Note (that is treated as United States source income for United States federal income tax purposes) is effectively connected with the conduct of such trade or business, the Non-United States Holder, although exempt from the withholding tax discussed above, will be subject to United States federal income tax on such interest income on a net income basis in the same manner as if it were a United States Holder. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, such interest income will be included in such foreign corporation's earnings and profits.

Any gain or income realized upon the sale, exchange, retirement or other disposition of a Note generally will not be subject to United States federal income tax unless (i) such gain or income is effectively connected with a trade or business in the United States of the Non-United States Holder, or
(ii) in the case of a Non-United States Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition, and certain other conditions are met.

CERTAIN UNITED KINGDOM TAX CONSEQUENCES

The following summary describes certain U.K. tax consequences of the ownership of the Notes as of the date hereof. Except where noted, it relates only to the position of persons who are the absolute beneficial owners of their Notes and may not apply to special situations, such as those of dealers in securities. Furthermore, the discussion below is generally based upon the provisions of the U.K. tax laws and U.K. Inland Revenue practice as of the date hereof, and such provisions may be repealed, revoked or modified so as to result in U.K. income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of Notes should consult their own tax advisers concerning U.K. tax consequences in light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of Book-Entry Interests are made hereby.

INTEREST ON THE GLOBAL NOTES

The Global Notes will constitute "quoted Eurobonds" within the meaning of section 124 of the Income and Corporation Taxes Act 1988 ("the Act") as long as they continue to be in bearer form and listed on a "recognised stock exchange" within the meaning of section 841 of the Act. The Luxembourg Stock Exchange is currently recognised for these purposes. Accordingly, payments of interest on the Global Notes may be made without withholding on account of U.K. income tax where the Global Notes are held in a recognised clearing system (DTC, Euroclear and Cedel are recognised for these purposes) and, where applicable, any other administrative conditions imposed by regulations made under the Act (as amended by the Finance Act 1996) have been satisfied.

In all other cases an amount must be withheld on account of income tax at the lower rate (currently 20%), subject to any direction to the contrary by the Inland Revenue under an applicable double taxation treaty.

Where a U.K. collecting agent in the course of a trade carried on by him either (a) acts as custodian of the Global Notes and receives interest on those Notes or directs that interest on the Global Notes be paid to another person or consents to such payment; or (b) collects or accrues payment of or receives interest on the Global Notes for a Noteholder (except by means solely of clearing a check or arranging for the clearing of a check), the collecting agent will be required to withhold on account of income tax at the lower rate unless: (i) the relevant Global Notes are held in a "recognized clearing system" and the collecting agent either: (A) pays or accounts for the interest directly or indirectly to the "recognized clearing system"; or
(B) is acting as depository for the "recognized clearing system"; or (ii) the person beneficially entitled to the interest is at the time the interest is paid either not resident in the United Kingdom and beneficially owns the relevant Notes or is specified by regulations; or (iii) the interest arises to trustees not resident in the United Kingdom of certain discretionary or accumulation trusts (where, inter alia, none of the beneficiaries of the trust is resident in the United Kingdom); or (iv) the person beneficially entitled to the interest is eligible for certain reliefs from tax in respect of the interest; or (v) the interest fails to be treated as the income of, or of the government of, a sovereign power or of an international organization.

In the case of each of the above exceptions, further administrative conditions imposed by the regulations referred to above may have to be satisfied for the relevant exception to be available.

Interest on the Notes constitutes U.K. source income for U.K. tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding. However, interest with a U.K. source received without deduction or withholding on account of U.K. tax will not be chargeable to U.K. tax in the hands of a Noteholder who is not resident for tax purposes in the United Kingdom unless that Noteholder carries on a trade, profession or vocation in the United Kingdom through a U.K. branch or agency in connection with which the interest is received or to which the Notes are attributable. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers).

INTEREST ON THE DEFINITIVE NOTES

Payments of interest on the Definitive Notes will be made under deduction of U.K. income tax at the lower rate by the Issuer subject to any direction to the contrary by the Inland Revenue under an applicable double taxation treaty.

Notwithstanding that interest is received subject to a deduction of income tax, holders of Definitive Notes who are resident in the United Kingdom for tax purposes or holders who are non-resident and carrying on a trade, profession or vocation in the United Kingdom through a U.K. branch or agency, may either be liable to pay further U.K. tax on the interest received or be entitled to a refund of all or part of the tax deducted depending on their individual circumstances.

POTENTIAL APPLICATION OF APPLICABLE DOUBLE TAX TREATIES

Where interest on the Notes has been paid subject to deduction of income tax, holders of Notes who are not resident in the United Kingdom may be able to recover all or part of the tax deducted if there is an appropriate provision in an applicable double tax treaty. A United States Holder who is entitled to the benefit of the United States/United Kingdom Double Tax Treaty will normally be eligible to recover in full any U.K. tax withheld from payments of interest to which such holder is beneficially entitled by making a claim under the United States/United Kingdom Double Tax Treaty on the appropriate form. Alternatively, in certain circumstances, a claim may be made by a United States Holder in advance of a payment of interest. If the claim is accepted by the U.K. Inland Revenue, it will authorise subsequent payments to that United States Holder to be made without deduction of U.K. withholding tax. Claims for repayment must be made within six years of the end of the U.K. year of assessment (generally April 5 in each year) to which the interest relates and must be accompanied by the original statement provided by the Issuer when the interest payment was made, showing the amount of U.K. income tax deducted. Because a claim is not considered until the U.K. Inland Revenue receives the appropriate form from the Internal Revenue Service, forms should be sent to the Internal Revenue Service, in the case of an advance claim well before the relevant interest payment date or, in the case of a claim for repayment of the tax, well before the end of the appropriate limitation period.

UNITED KINGDOM CORPORATION TAX PAYERS

In general Noteholders which are within the charge to U.K. corporation tax will be charged to tax on all returns on and fluctuations in value of the Notes (whether attributable to currency fluctuations or otherwise) broadly in accordance with their statutory accounting treatment. Such Noteholders will generally be charged to tax in each accounting period by reference to interest accrued in that period.

OTHER UNITED KINGDOM TAX PAYERS

Taxation of Chargeable Gains. A disposal of Notes by an individual Noteholder who is resident or ordinarily resident in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Notes are attributable, may give rise to a chargeable gain or allowable loss for the purposes of the U.K. taxation of chargeable gains.

Accrued Income Scheme. On a disposal of Notes by a Noteholder, any interest which has accrued since the last interest payment date may be chargeable to tax as income if that Noteholder is resident or ordinarily resident in the United Kingdom or carries on a trade, profession or vocation in the United Kingdom through a U.K. branch or agency to which the Notes are attributable.

Based on the Issuer's understanding of the Inland Revenue's practice in this area, it is considered that the Notes will not be treated as constituting "relevant discounted securities" for the purposes of the Finance Act 1996.

STAMP DUTY AND SDRT

No U.K. stamp duty or stamp duty reserve tax is payable on the issue, transfer or redemption of Exchange Notes (whether Global or Definitive) assuming that the interest rate paid will not exceed a reasonable commercial return.

ITEM 8:    SELECTED FINANCIAL DATA

The following table shows selected historical combined statement of income data and balance sheet data for Inchcape Testing Services Limited (the "Predecessor Company") and selected historical consolidated statement of income data and balance sheet data for the Group. The selected financial data as of and for the years ended December 31, 1994 and 1995 and for the period from January 1 to October 7, 1996 are derived from the combined financial statements of the Predecessor Company. The selected financial data as of December 31, 1996, 1997 and 1998 and for the period from October 8 to December 31, 1996 and for the years ended December 31, 1997 and 1998 are derived from the audited consolidated financial statements of the Group. The Acquisition was accounted for under the acquisition method of accounting, and as a result of the Acquisition, financial data relating to the Predecessor Company generally will not be comparable to that of the Company with respect to interest expense, amortisation of debt issuance costs incurred in connection with the Acquisition and income from other Inchcape plc companies.

In order to provide a meaningful five year history, the table includes income data for the year ended December 31, 1996 ("Supplemental Period 1996"). This data is derived from information reported for the Predecessor Company for the period from January 1 to October 7, 1996 and from information reported by the Group for the period from October 8 to December 31, 1996, adjusted to give effect to the Acquisition and the Financing (as defined) and to reflect the accounting policies adopted by the Group. In addition, the results have been retranslated to reflect the cumulative average exchange rates for the year ended December 31, 1996.

The selected financial data is prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP as described in Note 35 to the consolidated financial statements included elsewhere herein. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and the Consolidated Financial Statements.


Amounts in Pounds '000                                PREDECESSOR COMPANY                            ITS
                                             -------------------------------------  ------------------------------------------------
                                              Year ended   Year ended     Period     Period      Supple-       Year        Year
                                               December     December       from       from       mental       ended       ended
                                               31, 1994     31, 1995     January 1  October 8    Period      December    December
                                                                            to         to         1996       31, 1997    31, 1998
                                                                          October   December   (unaudited)
                                                                          7, 1996   31, 1996
                                             ---------------------------------------------------------------------------------------
INCOME STATEMENT DATA

AMOUNTS IN CONFORMITY WITH U.K. GAAP:

REVENUES

Continuing operations                             229,209     257,724     227,098      75,326     302,360     328,814     354,296
Discontinued operation                             26,984      24,011      16,463       5,134      21,389      15,169       5,517
                                             ---------------------------------------------------------------------------------------
Total                                             256,193     281,735     243,561      80,460     323,749     343,983     359,813
                                             ---------------------------------------------------------------------------------------
Operating income before exceptional items

Continuing operations                              21,934      27,691      24,945      11,609      37,054      42,081      44,701
Discontinued operation                               (820)     (1,692)       (437)     (1,433)     (1,832)     (1,580)     (2,463)
                                             ---------------------------------------------------------------------------------------
Total                                              21,114      25,999      24,508      10,176      35,222      40,501      42,238
                                             ---------------------------------------------------------------------------------------

OPERATING INCOME AFTER OPERATING
  EXCEPTIONAL ITEMS

Continuing operations                              18,651      28,472      22,123       9,231      31,854      38,214      30,650
Discontinued operation                               (820)     (1,692)       (437)     (3,330)     (3,941)     (1,580)     (7,607)
                                             ---------------------------------------------------------------------------------------
Total                                              17,831      26,780      21,686       5,901      27,913      36,634      23,043
                                             ---------------------------------------------------------------------------------------

Net interest expense                               (4,048)     (5,016)     (3,165)     (4,063)    (30,680)    (29,752)    (31,855)
Income/(loss) before taxes                         14,972      22,556      23,938          77      (4,533)      6,882     (10,207)
Net income/(loss)                                   9,212      14,252      11,608      (1,438)     (9,569)     (1,598)    (20,591)

AMOUNTS IN CONFORMITY WITH U.S. GAAP:

Operating income/(loss)                            17,307      22,356      21,006      (6,499)        (a)      11,993       6,065

Income/(loss)from continuing operations            14,445      18,128      23,255      (9,071)        (a)     (16,162)     (6,834)

Net income/(loss)                                   6,317      10,280       3,539      (8,883)        (a)     (24,457)    (40,344)


(a)    The information is not available for the Supplemental Period 1996.


Amounts in Pounds '000                         PREDECESSOR COMPANY                                     ITS
                                       ---------------------------------------  ------------------------------------------------
                                        December     December   October         December     Supplemental  December    December
                                        31, 1994     31, 1995   7, 1996         31, 1996        Period     31, 1997    31, 1998
                                                                                                 1996
                                       ---------------------------------------  ------------------------------------------------
BALANCE SHEET DATA

AMOUNTS IN CONFORMITY WITH U.K. GAAP:

Cash                                       31,525      37,811     n/a              33,485         (a)       25,153       16,772

Total assets                              152,857     176,948     n/a             152,786         (a)      145,279      163,795

Total debt                                 94,092      91,512     n/a             268,875         (a)      277,304      295,773

Shareholders' equity/(deficit)             18,175      32,890     n/a            (198,881)        (a)     (206,766)    (221,408)


AMOUNTS IN CONFORMITY WITH U.S. GAAP:

Cash                                   (b) 31,525  (b) 37,811     n/a              33,413         (a)       24,664       17,397

Total assets                           (b)217,595  (b)239,870     n/a             444,932         (a)      397,188      389,451

Total debt                                 94,092      91,512     n/a             283,525         (a)      290,140      306,604

Shareholders' equity/(deficit)             79,014      88,845     n/a              (5,263)        (a)      (46,465)     (94,334)


(a)    The information is not available for the Supplemental period 1996.

(b) December 31, 1994 and December 31, 1995 continuing and discontinued operations have been reported as a combined total, as separate information for the discontinued operation is not available.


Amounts in Pounds '000                PREDECESSOR COMPANY                                  ITS
                                  --------------------------------  -----------------------------------------------------
                                   Year       Year       Period        Period        Supple-   Year ended    Year ended
                                   ended      ended       from          from         mental     December     December 31,
                                  December   December    January      October 8      Period     31, 1997        1998
                                  31, 1994   31, 1995     1 to           to           1996
                                                         October      December     (unaudited)
                                                         7, 1996      31, 1996
                                  --------------------------------  -----------------------------------------------------
OTHER FINANCIAL DATA

AMOUNTS DERIVED FROM U.K. GAAP
  FINANCIAL INFORMATION:

Cash inflow from operating
  activities                         (b)       36,113      28,332       11,334          (a)        45,646        32,445

Returns on investments and
  servicing of finance               (b)       (3,984)      1,337       (1,341)         (a)       (21,889)      (25,070)

Taxation                             (b)       (5,002)     (8,177)      (3,292)         (a)        (6,145)       (5,960)

Capital expenditure and              (b)      (12,142)    (12,277)      (5,605)         (a)       (12,995)      (13,959)
 financial investment

Acquisitions and disposals           (b)         (995)      6,712     (336,737)         (a)        (9,392)      (11,675)
Equity dividends paid                (b)            -     (28,329)           -          (a)             -            -
Cash inflow/(outflow)
before financing                     (b)       13,990     (12,402)    (335,641)         (a)        (4,775)      (24,219)

Financing                            (b)       (8,040)      3,227      370,357          (a)        (1,948)       16,014
Increase/(decrease) in cash          (b)        5,950      (9,175)      34,716          (a)        (6,723)       (8,205)
  in the period

AMOUNTS DERIVED FROM U.S. GAAP
  FINANCIAL INFORMATION:

Depreciation and amortisation  (c) 14,310      13,176      10,936        9,284          (a)        35,509        35,190
Capital expenditure            (c) 11,414      11,078      10,133        5,330          (a)        12,939        13,945

Continuing operations

Net cash provided from
   operating activities        (c) 10,845  (c) 26,095      14,707        8,659           (a)       24,662         7,027
Net cash used in investing
   activities                  (c)(23,276) (c)(13,137)     (3,275)    (342,009)          (a)      (22,089)      (25,212)

Net cash provided by/(used in) (c) 27,396  (c) (7,008)    (20,636)     367,994           (a)       (9,713)      (11,094)


(a)    The information is not available for the Supplemental Period 1996.

(b) Cash flows for the year ended December 31, 1994 have not been restated for FRS1 (Revised 1996).

(c) Cash flows for the years ended December 31,1994 and 1995 have not been adjusted for continued and discontinued operations, as separate information for the discontinued operation is not available.

ITEM 9: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following paragraphs set out an overview of the Group's results, the impact of exchange rates and the format of financial information. A detailed discussion of the performance of the Group and of each of the divisions for 1998 compared to 1997, and 1997 compared to 1996, is given in the Operating and Financial Review on pages 28 to 34.

OVERVIEW

ITS derives its revenues principally from the testing, inspection and certification of products and commodities. Prior to 1998, ITS was organised into the following five global divisions - Quality Systems, Caleb Brett, Foreign Trade Supervision ("FTS"), Minerals and Environmental. At the start of 1998, the two sub divisions of Quality Systems, Consumer Goods and Conformity Assessment, became separate divisions to reflect the different products tested, inspected and certified in each. Figures reported for Quality Systems in prior periods have been reanalysed to show the allocation between Consumer Goods and Conformity Assessment. The Environmental Testing Division was closed in August 1998 and its revenues and operating income for the eight months to August 31, 1998 and for all prior periods are disclosed separately as a discontinued operation. Previously, FTS, Minerals and Environmental Testing were included within Other Divisions. FTS and Minerals are now shown separately and the divisional analyses for prior periods have been restated.

Approximately 42% of ITS's continuing revenues are generated by operations in the Americas, 35% in Europe, Africa and the Middle East and the remaining 23% from Asia and the Far East.

ITS's revenue growth in the last three years has been predominantly organic. In addition, the Caleb Brett division made eight acquisitions in 1998 costing a total of Pounds14.9 million, principally in Europe and Asia, which will have a positive impact on revenue growth in future.

REVENUES. Revenues from continuing operations grew by 8.7% in 1997 over 1996 and by 7.7% in 1998 over 1997. Management believes that ITS's revenue growth has benefited from the globalisation of its markets, the expanding trade of developing economies, the increasing trend towards the outsourcing of testing, inspection and certification services by ITS's customers and from acquisitions. Growth has been restricted in some ITS divisions, mainly due to the low price of gold (Minerals) and oil (Caleb Brett) but also due to the trend towards harmonisation of standards and self-certification (Conformity Assessment). Despite the general economic volatility in Asia and the Far East, ITS's revenues from this region continued to grow in 1997 over 1996 and in 1998 over 1997.

A large proportion of the Group's business is performed for customers on a job by job basis rather than under term contracts.

OPERATING COSTS. Approximately 50% of the Group's operating costs in 1997 and 1998 were attributable to employment costs but this varies between laboratories and offices. Costs are measured against revenues for each laboratory and office around the world, and the operating income to revenues margin is closely monitored through monthly performance, annual budgets and forecasts.

Operating costs in 1998 included Pounds 0.4 million relating to the amortisation of goodwill on acquisitions due to a change in U.K. GAAP. Before 1998, goodwill on acquisitions was charged directly to reserves.

OPERATING INCOME BEFORE EXCEPTIONAL COSTS. Operating income for continuing operations grew in 1997, increasing 13.6% over 1996 from Pounds 37.1 million to Pounds 42.1 million. Operating income for continuing operations increased 6.2% over 1997 from Pounds 42.1 million to Pounds 44.7 million in 1998. The operating margin for continuing operations declined slightly in 1998 to 12.6% from 12.8% in 1997, but it was 12.2% in 1996. This decline was primarily due to poor performance in the Minerals division which became loss making in 1998. The Minerals division was restructured in the latter part of 1998 to reduce the cost base in line with reduced revenues. Excluding Minerals, the operating margin for the other continuing businesses increased to 13.3% in 1998 from 12.3% in 1997, and 12.2% in 1996. Management attributes this improvement to targeting growth in businesses with higher operating margins. The change in U.K. GAAP in 1998 requiring the amortisation of goodwill also reduced operating margins in 1998.

EXCEPTIONAL COSTS: CONTINUING OPERATIONS. Due to the irregular nature of the payments received from the Nigerian Government for the PSI programmes in the FTS division, in April 1997 ITS adopted a policy of making full provision against all unpaid invoices relating to this client, and income is only recognised once invoices are paid. During 1998, invoices amounting to approximately Pounds 20.2 million (1997: Pounds 3.9 million and 1996: Pounds
7.7 million) were issued to this client and payments of Pounds 7.9 million (1997: Pounds 2.3 million and 1996: Pounds 11.6 million) were received in settlement of prior year invoices, therefore a net amount of Pounds 12.3 million was charged to operating exceptional costs in 1998 (1997: Pounds 5.4 million and 1996: Pounds 3.9 million). At December 31, 1998, invoices totalling Pounds 23.7 million were unpaid. Further payments totalling Pounds
9.1 million have been received to date in 1999 which reduced the December 31, 1998 outstanding amount to Pounds 14.6 million. Discussions are continuing with representatives of the Nigerian Government regarding the payment of the remaining debt. In January 1999, FTS adopted a policy of only carrying out pre-shipment inspection work for the Nigerian Government if ITS was first paid by the exporter of the goods, on the understanding that ITS would refund the money to the exporter when it is paid for the pre shipment inspection cost by the Nigerian Government. The cash flow exposure to ITS has therefore effectively been capped due to cash receipts from exporters.

Caleb Brett also carries out inspections for the Nigerian Government which are related to oil exports. The debt due to Caleb Brett was Pounds 1.8 million at the December 31, 1998 and this is not offset by payments from exporters. The Nigerian Government has paid Pounds 0.4 million to date in 1999. Discussions are continuing with representatives of the Nigerian Government regarding the payment of the remaining debt.

EXCEPTIONAL COSTS: DISCONTINUED OPERATION. An exceptional operating charge of Pounds 5.1 million was made in 1998 for legal and reprocessing costs relating to the ongoing investigation by the Environmental Protection Agency ("EPA"), into the data manipulation problems at the Dallas, Texas laboratory. Non-operating exceptional costs totalling Pounds 1.4 million were incurred in 1998 due to the closure of the Environmental division. These costs include staff redundancies, disposals of assets and property expenses. Due to continuing operating losses, in 1996 the Environmental Testing division was restructured, incurring operating exceptional costs of L 1.9 million and non operating exceptional costs of Pounds 1.8 million.

INCOME ON ORDINARY ACTIVITIES BEFORE INTEREST. Due to exceptional costs in 1998, the income on ordinary activities before interest has decreased by Pounds 15.0 million, from Pounds 36.6 million in 1997 to Pounds 21.6 million in 1998.

NET INTEREST EXPENSE. Net interest expense was Pounds 31.9 million in 1998 compared with Pounds 29.8 million in 1997, principally due to the additional Parent Subordinated PIK Debentures issued during 1998 and increased usage of the Revolving Credit Facility.

TAXATION. The 1998 tax charge on income before exceptional items was 68.9% (1997: 56.7%). This is due largely to the inability of the Group to obtain full potential tax relief on its interest expense in the U.K. and the U.S. and on operating losses in other territories. The location of taxable profits and deductible expenses has a significant impact on the tax charge year by year and accounts for the tax increase in the tax charge in 1998 compared to 1997. Without the unrelieved interest expense, the effective tax rate of the Group on operating income before exceptional items for 1998 would have been 36.8% (1997: 35.6%) which more closely reflects the underlying tax rate of the territories in which the Group operates.

IMPACT OF EXCHANGE RATES

The financial statements of ITS's operating subsidiaries are prepared mainly in local currencies. Owing to the international nature of ITS's business, a large proportion of invoicing is to international clients in U.S. dollars. In contrast, most operating costs are denominated in local currencies. Therefore, even if operating revenues stay constant, operating income may improve due to exchange rate gains if local currencies devalue against the U.S. dollar. However, some of this benefit may be lost due to increased local inflation rates. Conversely, there is a risk of exchange rate losses where local currencies appreciate against the U.S. dollar. Over 50% of ITS's revenues are in U.S. dollars or currencies linked to the U.S. dollar. The majority of ITS's borrowings are in U.S. dollars and Hong Kong dollars. ITS's financial statements are prepared in pounds sterling. Because of the global nature of ITS's business, exchange rate movements can have a significant effect on the reported results of the Company which is unrelated to the Company's underlying operational performance.

Approximately 23% of 1998 revenues from continuing operations (1997: 22% and 1996: 21%) were derived from Asia and the Far East. Almost half of these revenues were generated in Hong Kong and the other half were mainly from operations in Australia, China, Indonesia, Japan, Korea, Malaysia, Singapore, Taiwan and Thailand.

The ITS business in Asia and the Far East mainly represents the testing, inspection and certification of textiles, toys and electrical products bound for Western markets, as well as the testing and inspection of oil cargoes and the testing of mineral exploration samples. ITS expects some benefit from regional currency weakness because approximately one third of its invoicing to international clients is in U.S. dollars. Some of this benefit may be lost due to high inflation rates in parts of the region. ITS is exposed to the Hong Kong dollar because most of its revenues in Hong Kong are invoiced in the local currency, but the costs are also denominated in Hong Kong dollars so that the currency exposure is limited to the translation of operating incomes into pounds sterling. ITS could potentially have increased exposure to currency fluctuations if the Hong Kong dollar ceases to be linked to the U.S. dollar.

Refer to page 27 for a summary of the Results of Operations at comparable exchange rates.

FORMAT OF FINANCIAL INFORMATION

The results of operations are being presented on a combined basis for the period from January 1, 1996 to October 7, 1996, during which the acquired business was owned by Inchcape plc (the "Predecessor Period"); on a consolidated basis for the period from October 8, 1996 to December 31, 1996 and for the years ended December 31, 1997 and December 31, 1998 (the "Successor Period"); and also on a Supplemental basis for the year ended December 31, 1996 (the "Supplemental 1996 Period" or "1996 Period"). The Supplemental information for the 1996 Period consists of amounts for the Predecessor Period, adjusted to give effect to the Acquisition and the Financing (as defined) and to reflect the accounting policies adopted by ITS, and amounts for the Successor Period.

RESULTS BY OPERATION

The following table shows, for the periods indicated, revenues and operating income by ITS's major divisions, as well as revenues by geographic area, expressed in thousands of pounds sterling, except for percentages. The geographical area relates to the area where the operation is located, not the location of the clients. Overhead costs for the central head office and non-operating holding companies ("Central Costs") are allocated to divisions in proportion to their share of total revenues.

                                                          Supplemental      Year ended         Year ended
                                                          Period 1996       December 31,      December 31,
                                                          (unaudited)          1997               1998
REVENUES BY DIVISION:
Consumer Goods                                                48,580            56,768           64,575
Conformity Assessment                                         78,951            81,816           84,920
Caleb Brett                                                  103,748           108,837          122,972
Foreign Trade Supervision                                     48,869            55,792           65,299
Minerals                                                      22,212            25,601           16,530
                                                       ----------------------------------------------------
Continuing operations                                        302,360           328,814          354,296
Discontinued operation                                        21,389            15,169            5,517
                                                       ====================================================
Total                                                        323,749           343,983          359,813
                                                       ====================================================

OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL ITEMS:
Consumer Goods                                                 9,925            13,903           16,079
Conformity Assessment                                         12,298             7,860            9,796
Caleb Brett                                                    9,199            10,891           11,881
Foreign Trade Supervision                                      1,920             5,056            7,223
Minerals                                                       3,712             4,371            (278)
                                                       ----------------------------------------------------
Continuing operations                                         37,054            42,081           44,701
Discontinued operation                                        (1,832)           (1,580)          (2,463)
                                                       ====================================================
Total                                                         35,222            40,501           42,238
                                                       ====================================================

REVENUES BY GEOGRAPHICAL AREA:
Americas                                                     147,708           143,531          146,183
Europe, Africa and Middle East                                92,309           112,409          130,448
Asia and Far East                                             62,343            72,874           77,665
                                                       ----------------------------------------------------
Continuing operations                                        302,360           328,814          354,296
Discontinued operation                                        21,389            15,169            5,517
                                                       ====================================================
Total                                                        323,749           343,983          359,813
                                                       ====================================================

Total Group revenues                                         323,749           343,983          359,813
Operating costs                                             (296,221)         (307,427)        (336,757)
Share of operating income / (loss) in investments                385                78              (13)
                                                       ----------------------------------------------------
Operating income                                              27,913            36,634           23,043


-----------------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE EXCEPTIONAL ITEMS
Continuing operations                                         37,054            42,081           43,949
Acquisitions                                                       -                 -              752
Discontinued operation                                        (1,832)           (1,580)          (2,463)
                                                       ----------------------------------------------------
                                                              35,222            40,501           42,238
EXCEPTIONAL ITEMS CHARGED AGAINST OPERATING INCOME
Continuing operations                                         (5,200)           (3,867)         (14,051)
Discontinued operation                                        (2,109)                -           (5,144)
                                                       ----------------------------------------------------
Operating income                                              27,913            36,634           23,043
-----------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS AT COMPARABLE EXCHANGE RATES

Although for the purposes of reporting obligations, the Accounts of the Group are reported in pounds sterling, over 50% of the Group's revenues are denominated in U.S. dollars or currencies linked to the U.S. dollar, such as the Hong Kong dollar. The Group's borrowings, interest payments and debt repayments are also denominated mainly in U.S. dollars and Hong Kong dollars. Each of the Group's 150 subsidiaries worldwide prepares financial statements in the currency most appropriate to its business, usually the currency of the country in which such subsidiary is domiciled. Where material transaction exposure from currency rate movements exists, appropriate forward foreign exchange contracts are undertaken to minimise this exposure. A translation exposure exists to the extent that the consolidated accounts of the Group are shown in pounds sterling. It is not the Group's policy to hedge this exposure.

The results of overseas operations are translated into pounds sterling at the cumulative average exchange rates ("CAR") for the period. Therefore, the comparison of ITS's results between Periods can be affected by fluctuations in exchange rates which are unrelated to the underlying operational performance of its businesses. The following table sets forth, for the periods indicated, the growth rates of revenues and operating income of ITS's main business divisions at actual exchange rates for the period and at prior year ("comparable") exchange rates for the period.

GROWTH RATES AT ACTUAL AND COMPARABLE EXCHANGE RATES


                             Supplemental
                              Period 1996      Year ended         % change          Year ended        % change
                              (unaudited)   December 31, 1997      96/97         December 31, 1998      97/98
                           ---------------- ------------------ ----------------- ----------------- -----------------
                                                                         Compar-                            Compar-
                            Pounds m    %    Pounds m    %      Actual    able    Pounds m    %     Actual   able
                           ---------- ----- ---------- ------- -------- -------- ---------- ------ -------- --------
REVENUES:

Consumer Goods                 48.5     15       56.7      17     16.9     27.1       64.6     18     13.8     18.8
Conformity Assessment          79.0     24       81.8      24      3.6     12.7       84.9     24      3.8      6.6
Caleb Brett                   103.7     32      108.9      32      4.9     13.0      123.0     34     13.0     20.0
Foreign Trade Supervision      48.9     15       55.8      16     14.2     17.4       65.3     18     17.0     19.2
Minerals                       22.2      7       25.6       7     15.3     34.0       16.5      4    (35.4)   (29.9)
                           --------  -----   --------  ------  -------  -------   --------  -----  -------  -------
Continuing operations         302.3     93      328.8      96      8.7     17.4      354.3     98      7.7     12.4
Discontinued operation         21.4      7       15.2       4    (29.1)   (26.4)       5.5      2    (63.6)   (63.3)
                           --------  -----   --------  ------  -------  -------   --------  -----  -------  -------
Total                         323.7    100      344.0     100      6.2     14.5      359.8    100      4.6      9.1
                           ========  =====   ========  ======  =======  =======   ========  =====  =======  =======


OPERATING INCOME/(LOSS)
  BEFORE EXCEPTIONAL ITEMS:

Consumer Goods                  9.9     28       13.8      34     40.1     58.0       16.1     38     20.6     28.4
Conformity Assessment          12.3     35        7.9      20   (36.1)    (33.8)       9.8     23     16.1     21.1
Caleb Brett                     9.2     26       10.9      27     18.4     29.7       11.9     28      9.1     25.0
Foreign Trade Supervision       1.9      5        5.1      12    163.4    183.7        7.2     17     42.9     52.1
Minerals                        3.7     11        4.4      11     17.8     47.7       (0.3)     -   (106.4)  (110.5)
                           --------  -----   --------  ------  -------  -------   --------  -----  -------  -------
Continuing operations          37.0    105       42.1     104     13.8     26.0       44.7    106      6.2     14.5
Discontinued operation         (1.8)    (5)      (1.6)     (4)   (13.8)    (8.9)      (2.5)    (6)   (55.9)   (65.1)
                           --------  -----   --------  ------  -------  -------   --------  -----  -------  -------
Total                          35.2    100       40.5     100     15.0     27.8       42.2    100      4.3     12.5
                           ========  =====   ========  ======  =======  =======   ========  =====  =======  =======

The Actual % change represents the percentage increase or decrease of one year over the prior year where each year is translated into pounds sterling at the CAR applicable to each of those years.

The Comparable % change represents the percentage increase or decrease of one year over the prior year where both years are translated into pounds sterling at the CAR applicable to the earlier of the two years.

OPERATING AND FINANCIAL REVIEW

A discussion of the performance of the Group for 1998 compared to 1997, and 1997 compared to 1996, is given below, followed by a detailed review of the performance of each division.

REVENUES

GROUP                                   Year to December 31
                        -------------------------------------------------
Pounds in millions           1996               1997                1998

Continuing operations       302.3              328.8               354.3
Actual growth %                                  8.7                 7.7
Comparable growth %                             17.4                12.4


Revenues from continuing operations increased by Pounds 26.5 million in 1997 over 1996 and by Pounds 25.5 million in 1998 over 1997.

All continuing divisions, apart from Minerals increased revenues in 1997 and 1998 at both actual and comparable rates. Minerals revenues, which represented 5% of the total continuing revenues of the Group in 1998 (1997:
8% and 1996: 7%), increased by 15.3% in 1997 over 1996 but declined by 35.4% in 1998 over 1997. At comparable rates, the deterioration was from growth of 34% in 1997 over 1996 to decline of 29.9% in 1998 over 1997. Minerals had a poor year in 1998 due to the reduction in exploration activity resulting from the low gold and copper price. Growth in revenues in Conformity Assessment was just under 4% in 1997 over 1996 and also in 1998 over 1997. Growth in all other divisions was substantial in 1997 over 1996 and in 1998 over 1997.

The Environmental Testing division ceased trading in August 1998 and its revenues for the eight months of 1998 and prior years are shown as a discontinued operation.

% REVENUES BY LOCATION                            Year to December 31
                                  ----------------------------------------------
Continuing operations                 1996             1997              1998

Americas                              47.7             43.6              42.3
Europe, Africa  and Middle East       31.8             34.2              35.2
Asia and Far East                     20.5             22.2              22.5
                                     -----            -----             -----
                                     100.0            100.0             100.0
                                     -----            -----             -----


The decline in revenue share in the Americas was attributable to the FTS and Conformity Assessment divisions. Revenues in FTS decreased in the United States in 1997 over 1996 and increased in the United Kingdom. This trend continued in 1998. Over 65% of Conformity Assessment's revenues were generated in North America and since growth in this division was slower than the other divisions this caused a shift in the geographical mix.

Operating Costs before exceptional costs

Group                                           Year to December 31
                                   --------------------------------------------
Pounds in millions                    1996             1997              1998

Continuing operations                265.3            286.7             309.6

Actual growth %                                         8.1               8.0
Comparable growth %                                    16.2              12.1

Operating costs in continuing operations increased by Pounds 21.4 million in 1997 over 1996 and by Pounds 22.9 million in 1998 over 1997.

Operating costs before exceptionals grew at a lower rate than revenues in 1997 over 1996, due to improvements in operating margins caused by the relatively fast growth of the high operating margin businesses such as Consumer Goods. Costs grew at a slightly higher rate than revenues in 1998 over 1997. This was due to the operating margin in minerals declining because costs fell at a lower rate then revenues, partly due to restructuring costs in 1998.

As set out in the Financial Statements, from January 1, 1998, ITS adopted Financial Reporting Standard 10 in relation to goodwill arising on acquisitions. This has resulted in an increase in operating costs of Pounds
0.4 million in 1998 for goodwill amortisation which was wholly attributable to Caleb Brett.

OPERATING INCOME BEFORE EXCEPTIONAL COSTS

                                               Year to December 31
                                  ----------------------------------------------
Pounds in millions                       1996           1997           1998

Continuing operations                    37.0           42.1           44.7
Actual growth %                                         13.8            6.2
Comparable growth %                                     16.2           12.1

Operating margin %                       12.2           12.8           12.6


Operating income from continuing operations increased by Pounds 5.1 million in 1997 over 1996 and by Pounds 2.6 million in 1998 over 1997.

Operating income in 1997 increased over 1996 in all divisions apart from Conformity Assessment. The apparent decline in Conformity Assessment in 1997 was due to an unusually high operating income in 1996 because of increased demand for electro-magnetic compatibility ("EMC") testing caused by the introduction of a European Union directive which became effective on January 1, 1996. This surge in activity was not sustained throughout 1997 and the cost base was reduced late in the year.

Operating income in 1998 increased over 1997 in all divisions other than Minerals where the decline in revenues and the action taken to reduce costs resulted in an operating loss for 1998 of Pounds(0.3) million.

The operating margin for continuing businesses suffered in 1998 due to the loss sustained by Minerals. Excluding Minerals, the operating margin was 11.9%, 12.4% and 13.3% in 1996, 1997 and 1998, respectively.

The Environmental Testing division generated operating losses in 1996, 1997 and 1998 and these are shown as a discontinued operation.

EXCEPTIONAL COSTS

                                               Year to December 31
                                  ----------------------------------------------
Pounds in millions                       1996           1997           1998

Continuing operations
FTS  invoices                             7.7           15.5           20.2
FTS  payments                            (2.3)         (11.6)          (7.9)
                                  ----------------------------------------------
FTS total                                 5.4            3.9           12.3
Caleb Brett  invoices                       -              -            1.8
                                  ----------------------------------------------
Total                                     5.4            3.9           14.1
                                  ----------------------------------------------

Discontinued operation
Operating                                 1.9              -            5.1
Non operating                             1.8              -            1.4

CONTINUING OPERATIONS. Due to the irregular nature of the payments received from the Nigerian Government for the PSI programmes in the FTS division, in April 1997 ITS adopted a policy of making full provision against all unpaid invoices relating to this client, and income is only recognised once invoices are paid. During 1998, invoices amounting to approximately Pounds 20.2 million (1997: Pounds 3.9 million and 1996: Pounds 7.7 million) were issued to this client and payments of Pounds 7.9 million (1997: L 2.3 million and 1996: Pounds 11.6 million) were received in settlement of prior year invoices, therefore a net amount of Pounds 12.3 million was charged to operating exceptional costs in 1998 (1997: Pounds 5.4 million and 1996:
Pounds 3.9 million). At December 31, 1998, invoices totalling Pounds 23.7 million were unpaid. Further payments totalling Pounds 9.1 million have been received to date in 1999 which reduced the December 31, 1998 outstanding amount to Pounds 14.6 million. Discussions are continuing with representatives of the Nigerian Government regarding the payment of the remaining debt. In January 1999, FTS adopted a policy of only carrying out pre-shipment inspection work for the Nigerian Government if ITS was first paid by the exporter of the goods, on the understanding that ITS would refund the money to the exporter when it is paid for the pre shipment inspection cost by the Nigerian Government. The cash flow exposure to ITS has therefore effectively been capped due to cash receipts from exporters.

Caleb Brett also carries out inspections for the Nigerian Government which are related to oil exports. The debt due to Caleb Brett was Pounds 1.8 million at the December 31, 1998 and this is not offset by payments from exporters. The Nigerian Government has paid Pounds 0.4 million to date in 1999. Discussions are continuing with representatives of the Nigerian Government regarding the payment of the remaining debt.

DISCONTINUED OPERATION. An exceptional operating charge of Pounds 5.1 million was made in 1998 for legal and reprocessing costs relating to the ongoing investigation by the Environmental Protection Agency ("EPA"), into the data manipulation problems at the Dallas, Texas laboratory. Non-operating exceptional costs totalling Pounds 1.4 million were incurred in 1998 due to the closure of the Environmental division. These costs include staff redundancies, disposals of assets, and property expenses. Due to continuing operating losses, in 1996 the Environmental Testing division was restructured, incurring operating exceptional costs of Pounds 1.9 million and non operating exceptional costs of Pounds 1.8 million.

NET INTEREST EXPENSE

                                               Year to December 31
                                  ----------------------------------------------
Pounds in millions                       1996           1997           1998

Net interest expense                     30.7           29.8           31.9


Net interest expense decreased by Pounds 0.9 million in 1997 over 1996 due to the translation effect of converting interest on foreign currency borrowings into pounds sterling rather than a decrease in the underlying interest charge. The majority of ITS's borrowings are in U.S. Dollars. Net interest expense increased by Pounds 2.1 million in 1998 over 1997, principally due to the additional Parent Subordinated PIK Debentures issued during 1998 and increased usage of the Revolving Credit Facility.

INCOME TAXES

                                               Year to December 31
                                  ----------------------------------------------
Pounds in millions                       1996           1997           1998

Income tax charge                         3.5            4.9            7.2


The 1998 tax charge on income before exceptional items was 68.9% (1997:
56.7%). This is due largely to the inability of the Group to obtain full potential tax relief on its interest expense in the U.K. and the U.S. and on operating losses in other territories. The location of taxable profits and deductible expenses has a significant impact on the tax charge year by year and accounts for the tax increase in the tax charge in 1998 compared to 1997. Without the unrelieved interest expense, the effective tax rate of the Group on operating income before exceptional items for 1998 would have been 36.8% (1997: 35.6%) which more closely reflects the underlying tax rate of the territories in which the Group operates.

OPERATING AND FINANCIAL REVIEW BY DIVISION

CONSUMER GOODS

OPERATING RESULTS                              Year to December 31
                                  ----------------------------------------------
Pounds in millions                       1996           1997           1998

REVENUES                                 48.5           56.7           64.6
Actual growth %                                         16.9           13.8
Comparable growth %                                     27.1           18.8

OPERATING INCOME                          9.9           13.8           16.1
Actual growth %                                         40.1           20.6
Comparable growth %                                     58.0           28.4
Operating margin %                       20.4           24.4           24.9


At actual rates, revenues from Consumer Goods increased by Pounds 8.2 million in 1997 over 1996 and by Pounds 7.9 million in 1998 over 1997. Operating income increased by Pounds 3.9 million in 1997 over 1996 and by Pounds 2.3 million in 1998 over 1997. Management believes that the increased revenues were due to growth in the market caused by the increased demand from American and European retailers for consumer goods testing and inspection, especially textiles and the continued expansion of manufacturing markets in China and other Asian and developing countries where consumer goods has been expanding its presence. The growth in operating margins in 1998 was assisted by improvements in productivity following the introduction of a shift system to operate the Hong Kong laboratory for 24 hours per day.

Although over 65% of Consumer Goods revenues are generated by businesses located in Asia and the Far East, the Asian crisis has not had an adverse impact on the business because the division primarily tests and inspects exports from Asian manufacturers to Western retailers, and these have continued to increase.

CONFORMITY ASSESSMENT

OPERATING RESULTS                              Year to December 31
                                  ----------------------------------------------
Pounds in millions                       1996           1997           1998

REVENUES                                 79.0           81.8           84.9
Actual growth %                                          3.6            3.8
Comparable growth %                                     12.7            6.6

OPERATING INCOME                         12.3            7.9            9.8
Actual growth %                                        (36.1)          16.1
Comparable growth %                                    (33.8)          21.1
Operating margin %                       15.6            9.7           11.5


At actual rates, revenues from Conformity Assessment increased by Pounds 2.8 million in 1997 over 1996 and by Pounds 3.1 million in 1998 over 1997. Operating income decreased by Pounds 4.4 million in 1997 over 1996 and increased by Pounds 1.9 million in 1998 over 1997. Operating income and margins were unusually high in 1996 due to an increase in demand for EMC testing caused by the introduction of a European Union directive which became effective on January 1, 1996. This surge in activity was not sustained throughout 1997 but EMC testing appears to have stabilised in 1998. In 1998, there was growth in the electrical safety, telecom and building materials testing sectors, partly due to the strong economy in the United States, but this growth was negatively impacted by increased harmonisation of standards globally and by a further move towards self-certification in place of third party testing, especially in Europe. In Europe, there was growth in ISO 9000 registration which has expanded well in Germany and Sweden. The increase in operating margin in 1998 over 1997 followed cost reductions implemented at the end of 1997 in response to the reduced volume of EMC testing work.

CALEB BRETT

OPERATING RESULTS                              Year to December 31
                                  ----------------------------------------------
Pounds in millions                       1996           1997           1998

REVENUES                                103.7          108.9          123.0
Actual growth %                                          4.9           13.0
Comparable growth %                                     13.0           20.0

OPERATING INCOME                          9.2           10.9           11.9
Actual growth %                                         18.4            9.1
Comparable growth %                                     29.7           25.0
Operating margin %                        8.9           10.0            9.7


At actual rates, revenues from Caleb Brett increased by Pounds 5.2 million in 1997 over 1996 and by Pounds 14.1 million in 1998 over 1997. Operating income increased by Pounds 1.7 million in 1997 over 1996 and Pounds 1.0 million in 1998 over 1997.

Approximately 50% of Caleb Brett's revenues are generated by businesses located in the Americas, principally the United States. Revenues in the Americas grew by 10.7% in 1997 over 1996 and by 11.8% in 1998 over 1997. Market conditions in petroleum inspection and testing benefited from oil companies increasing their inventories because of the low oil price, and Caleb Brett gained market share. Operating income in the Americas grew by 34.1% in 1997 over 1996 and by 23.5% in 1998 over 1997, assisted by improved results in Latin America where American and European oil traders are increasingly demanding professional and independent inspection and testing services, which has resulted in higher revenues and improved operating margins.

Revenues from the Asia Pacific region grew by 9.3% in 1997 over 1996 and declined by 10.9% in 1998 over 1997. Operating income grew by 150.1% in 1997 over 1996 and declined by 34.6% in 1998 over 1997. Management believes that the decline in 1998 was due to the Asian crisis which resulted in an overall contraction in petroleum consumption and lower refining activity in Asia. There was also less work in Hong Kong where most transhipment activity to China stopped. Despite the volatility in this region, operations in Australia performed well benefiting from two small acquisitions during 1998 and from new outsourcing contracts, where oil companies have handed over the management of their laboratories or subcontracted oil sample testing to Caleb Brett.

In the Europe, Africa and Middle East region, revenues fell by 5.3% in 1997 over 1996 and grew by 28.6% in 1998 over 1997. Operating income fell by 43.4% in 1997 over 1996 and grew by 60.4% in 1998 over 1997. The decline in 1997 over 1996 was caused by competitive pressures in Continental Europe. The growth in this region in 1998 was attributable to acquisitions made during the year, to gaining market share and also to new outsourcing contracts.

Caleb Brett completed eight acquisitions during 1998 for a total consideration of approximately Pounds 14.9 million. These acquisitions contributed Pounds 6.8 million to revenues and Pounds 0.8 million to operating income in 1998. These businesses were acquired to establish Caleb Brett in new territories, which expanded the global network and increased market share.

ACQUISITIONS

Pounds in millions          Americas             Europe        Asia Pacific

Revenues                         0.2                6.2                 0.4
Operating income                 0.1                0.6                 0.1

Operating costs in Caleb Brett included Pounds 0.4 million in 1998 for goodwill amortisation which was mostly attributable to Europe.

FOREIGN TRADE SUPERVISION

OPERATING RESULTS                              Year to December 31
                                  ----------------------------------------------
Pounds in millions                       1996           1997           1998

REVENUES                                 48.9           55.8           65.3
Actual growth %                                         14.2           17.0
Comparable growth %                                     17.4           19.2

OPERATING INCOME                          1.9            5.1            7.2
Actual growth %                                        163.4           42.9
Comparable growth %                                    183.7           52.1
Operating margin %                        3.9            9.1           11.0


At actual rates, revenues from FTS increased by Pounds 6.9 million in 1997 over 1996 and by Pounds 9.5 million in 1998 over 1997. Operating income increased by Pounds 2.1 million in 1997 over 1996 and by Pounds 3.1 million in 1998 over 1997.

The increases in revenues and operating margins in 1997 over 1996 and in 1998 over 1997, were due to the expansion of existing operations in Nigeria and the impact of new business in Mozambique and Saudi Arabia, which commenced during 1996.

On January 4, 1999 the President of Nigeria announced that the Government of Nigeria would terminate all pre-shipment inspection programmes on March 31, 1999. If these programmes are terminated, ITS will lose annual revenues of approximately Pounds 21.5 million and the FTS division will be restructured in 1999 at an estimated cost of Pounds 2.3 million.

MINERALS

OPERATING RESULTS                              Year to December 31
                                  ----------------------------------------------
Pounds in millions                       1996           1997           1998
REVENUES                                 22.2           25.6           16.5
Actual growth %                                         15.3          (35.4)
Comparable growth %                                     34.0          (29.9)

OPERATING INCOME/(LOSS)                   3.7            4.4           (0.3)
Actual growth %                                         17.8         (106.4)
Comparable growth %                                     47.7         (110.5)
Operating margin %                       16.7           17.2           (1.8)


At actual rates, revenues from Minerals increased by Pounds 3.4 million in 1997 over 1996 and decreased by Pounds 9.1 million in 1998 over 1997. Operating income increased by Pounds 0.7 million in 1997 over 1996 and decreased by Pounds 4.7 million in 1998 over 1997.

The decline in Minerals revenues in 1998 over 1997 was due to reduced exploration activity caused mainly by the gold price which was at a 17 year low and the reduced investment in mining stocks which has been attributed to the discovery of alleged fraudulent practices by Bre-X. Restructuring costs of approximately Pounds 1.0 million were incurred in 1998 which have resulted in a net loss for the year. The cost base has been reduced.

DISCONTINUED OPERATION

OPERATING RESULTS                              Year to December 31
                                  ----------------------------------------------
Pounds in millions                       1996           1997     1998 (8 months)

Revenues                                 21.4           15.2          5.5
Operating  loss                          (1.8)          (1.6)        (2.5)


The Environmental Testing division ceased trading in August 1998 following the sale of the laboratory businesses in Burlington, Vermont and St. Helens, U.K. and the cessation of commercial operations in other locations. The facility in Dallas, Texas remains open to assist in the EPA investigation. Costs associated with the closure of the division and the ongoing EPA investigation are included within exceptional costs.

EFFECTS OF U.S. GAAP ADJUSTMENTS ON OPERATING INCOME

As described in Note 35 to the consolidated financial statements, ITS's results of operations would be different under U.S. GAAP. The primary U.S. GAAP adjustments affecting the results of operations relate to goodwill amortisation, a covenant not to compete amortisation and the change in accounting policy in respect of the FTS division. Operating income would be (reduced)/increased for such items, as follows:


Pounds in millions                          Predecessor                          ITS
                                              Company
                                          ---------------- ------------------------------------------------
                                            Period from      Period from     Year ended      Year ended
                                           January 1, to    October 8, to   December 31,    December 31,
                                          October 7, 1996     December          1997            1998
                                                               31,1996
                                          ---------------- ------------------------------------------------
Consumer Goods                                       (0.8)           (0.5)           (2.2)           (2.2)
Conformity Assessment                                (0.4)           (3.2)          (10.1)          (10.1)
Caleb Brett                                          (0.5)           (2.4)           (9.4)           (9.6)
Foreign Trade Supervision                             1.4            (6.5)           (2.5)           (1.5)
Minerals                                             (0.2)           (0.2)           (0.8)           (0.6)
                                          ---------------- ------------------------------------------------
Total continuing operating income                    (0.5)          (12.8)          (25.0)          (24.0)
                                          ================ ================================================

FINANCIAL CONDITION AND LIQUIDITY

The statements of cash flow are presented for the periods from January 1, 1996 to October 7, 1996 and October 8,1996 to December 31, 1996, for the year ended December 31, 1997 ("1997") and for the year ended December 31, 1998 ("1998".) For the purposes of the following discussion on financial condition and liquidity, the period "1996" refers to the sum total of the periods from January 1, 1996 to October 7, 1996 and October 8, 1996 to December 31, 1996. The net cash inflow from operating activities is normally more than adequate to cover ITS's requirements to finance working capital and investments in tangible fixed assets.

At December 31, 1998, ITS had cash and cash equivalents of Pounds 16.8 million and net borrowings of Pounds 295.8 million compared to cash and cash equivalents of Pounds 25.2 million and net borrowings of Pounds 277.3 million at December 31, 1997.

ITS reported net cash inflow from operating activities of Pounds 32.4 million, Pounds 45.6 million and Pounds 39.7 million for 1998, 1997 and 1996 respectively. In each of these periods, ITS's net cash inflow from operating activities exceeded operating income. Net cash inflow from operating activities includes operating income after operating exceptionals, before depreciation and other non-cash items, as well as working capital movements. The decline in operating cash flow in 1998 over 1997 is caused principally by the high exceptional costs - Pounds 19.2 million in 1998 compared to Pounds
3.9 million and Pounds 7.1 million in 1997 and 1996.

Expenditure on tangible fixed assets amounted to Pounds 14.0 million, Pounds
13.7 million and Pounds 18.1 million for 1998, 1997, and 1996 respectively. ITS's investment in tangible fixed assets was primarily in laboratory equipment and information technology. ITS incurred losses on the disposal of plant and equipment of Pounds 0.2 million in 1998, Pounds 1.7 million in 1997 and Pounds 1.7 million in 1996 mainly due to the restructuring of Environmental which resulted in the disposal of six laboratories in the US and the UK in the period 1996 to 1998.

During 1998, ITS incurred expenditure of Pounds 0.6 million for professional fees connected to the Acquisition. In 1997 fees of L 4.9 million were paid together with a payment of Pounds 4.5 million to Inchcape plc to reimburse a temporary loan and to repay cash owed by ITS to the Inchcape cash pooling scheme in Hong Kong.

During 1998, the cash outflow on acquisitions was Pounds 10.8 million, including professional fees of Pounds 0.5 million. An additional Pounds 3.5 million of consideration is deferred until certain financial targets are achieved. The majority of the deferred consideration was paid in early 1999. In August 1998, ITS received Pounds 2.1 million for the sale of part of Environmental Testing. Costs of Pounds 2.5 million were incurred in 1998 in connection with the closure of the remainder of this division.

At December 31, 1998, ITS had total borrowings of Pounds 306.6 million (1997:
Pounds 290.1 million) less unamortised debt issuance costs of Pounds 10.8 million (1997: Pounds 12.8 million). An analysis of borrowings is given in the table below.

BORROWINGS                                 December 31,   December 31,
                                               1997           1998

Pounds in millions

Senior Subordinated Notes                     121.5          120.9
Senior Term Loan A                             79.5           73.7
Senior Term Loan B                             35.7           35.1
Senior Revolving Credit Facility                 --           16.3
Parent Subordinated PIK Debentures             52.5           59.2
Other Borrowings                                0.9            1.4
                                           -------------------------
TOTAL BORROWINGS                              290.1          306.6
Debt Issuance costs                           (12.8)         (10.8)
                                           -------------------------
NET BORROWINGS                                277.3          295.8
                                           -------------------------

Apart from a small amount of the Revolving Credit Facility, all the borrowings are denominated in currencies other than pounds sterling so the outstanding amount in pounds sterling is affected by exchange rate fluctuations. There were no movements in either the Senior Subordinated Notes or the Senior Term B loans in 1998. ITS made repayments totalling Pounds 5.3 million in 1998 (1997: Pounds 2.9 million) in accordance with the terms of the Senior Term A Loans. ITS drew down Pounds 16.3 million on its Revolving Credit Facility to finance acquisitions and working capital in 1998, leaving Pounds 5.7 million of facility available at December 31, 1998. The increase in Other Borrowings arose as a result of the companies acquired during 1998, some of which had external loans. Additional Parent Subordinated PIK Debentures totalling Pounds 7.1 million were issued in lieu of cash for interest due on the Parent Subordinated PIK Debentures for the periods set out below.

ISSUE OF PARENT SUBORDINATED PIK DEBENTURES

PERIODS OF INTEREST
                                                       Pounds IN MILLIONS

November 2, 1997 to February 1, 1998                               1.7
February 2, 1998 to May 1, 1998                                    1.7
May 2, 1998 to August 1, 1998                                      1.8
August 2, 1998 to November 1, 1998                                 1.9
                                                              --------
Total                                                              7.1
                                                              --------


A detailed description of the borrowings is given below.

In 1998, ITS paid interest of Pounds 23.4 million (1997: Pounds 21.7 million) on these borrowings and received interest of Pounds 0.8 million (1997: Pounds
1.5 million) on bank balances. These figures exclude interest relating to the Parent Subordinated PIK Debentures which was funded by further issues of such securities debentures on the interest due dates as shown above.

ITS paid dividends of Pounds 2.4 million to minority shareholders in 1998 and received Pounds 0.03 million (1997: Pounds 0.4 million) for cash subscribed by minority investors. In 1997 and 1996, ITS paid dividends of Pounds 1.7 and Pounds 0.8 million respectively to minority shareholders.

At December 31, 1998, ITS was owed Pounds 25.5 million for inspection work carried out for the Nigerian Government. The non payment of this debt, together with the cost of the acquisitions undertaken in 1998, put a strain on the operating cash flow of the Group. The Group is presently at an advanced stage of refinancing its operations through the amendment of banking arrangements and plans to raise an additional Pounds 20.0 million of new equity to finance working capital and prospective acquisitions. Management expects that the above refinancing and equity issue will be completed and effective before the end of April 1999. It is currently expected that Management will take up the shares offered to them and a major shareholder has agreed to purchase shares offered to but not taken up by the other shareholders and warrantholders. The proposed amended banking arrangements principally provide for delayed repayment of the Senior Term A Loans, but some of the repayments from the Nigerian Government and some of the proceeds from future disposals will result in earlier repayments. In addition to the cash generated by this refinancing, ITS has received Pounds 9.5 million from the Nigerian Government in the first quarter 1999, reducing the Pounds 25.5 million debt to Pounds 16.0 million. Discussions are continuing with representatives of the Nigerian Government regarding the payment of the remaining debt. Management believes the Group will have sufficient funds to meet the Group's cash requirements for the foreseeable future (the period to December 31, 1999).

ITS's ability to meet its debt targets in the longer term will depend upon the achievement of its business plan. There can be no assurance that ITS will generate sufficient cash flow from operations or that future working capital will be available in an amount sufficient to enable ITS to service its indebtedness, or make necessary capital expenditures.

Subject to the provisions of the agreement under which the Loans (as defined) to finance the acquisition of the business were made, and subject to certain exceptions and applicable law, there are no restrictions on the ability of:
(a) the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions or loans or advances to Intertek Finance plc (the "Issuer") or (b) the direct and indirect subsidiaries of the Company from paying dividends or making any other distributions or loans or advances to the Company.

DESCRIPTION OF BORROWINGS

(a)    LOANS

To finance a portion of the costs of the Acquisition, in November 1996, the Company entered into a credit agreement (the "Credit Agreement") comprising a Pounds 125.0 million Term Loan Facility (the "Term Loan Facility"), split into a Pounds 85.0 million multicurrency Term A Facility (the "Term A Facility") and a Pounds 40.0 million multicurrency Term B Facility (the "Term B Facility"), and a $48.8 million multicurrency revolving credit facility (the "Revolving Credit Facility"). The Term A Facility amortises over seven years with the final repayment on December 15, 2003 and the Term B Facility is repayable in two equal instalments in June and December 2004. The commitments under the Revolving Credit Facility terminate on December 15, 2003.

Borrowings under the Credit Agreement are secured on substantially all the tangible and intangible assets of the Company.

Term A Loans and advances under the Revolving Credit Facility initially bear interest at a rate equal to LIBOR (as adjusted) plus 2.00%. The margin over LIBOR may be reduced, initially to 1.75%, following satisfaction of certain financial performance tests.

Term B Loans bear interest at a rate equal to LIBOR (as adjusted) plus 2.75%. Overdue amounts on either the Term A Loans, the Term B Loans or Revolving Credit Facility will bear interest at the applicable interest rate plus 1.00% per annum.

At December 31, 1998, Pounds 5.7 million (1997: Pounds 18.8 million) was available under the Revolving Credit Facility.

(b)    NOTES

In November 1996, the Company issued US $203 million principal amount of Senior Subordinated Notes (the "Notes"). The cash consideration received at the date of issue was Pounds 123,547,000. The Notes mature at par on November 1, 2006. Interest on the Notes accrues at the rate of 10.25% per annum and is payable semi annually in cash on each May 1, and November 1. The Notes are redeemable, in whole, or in part, at the Company's option at any time on or after November 1, 2001 at the redemption price of 105.125% of the principal amount, during the year commencing November 1, 2001, 103.417% of the principal amount, during the year commencing November 1, 2002, 101.708% of the principal amount during the year commencing November 1, 2003 and, thereafter, at 100% of the principal amount plus accrued and unpaid interest.

(c)    PIK DEBENTURES

As part of the financing of the Acquisition, the Company issued Pounds 50.0 million of units (the "Units") consisting of 12.0% Subordinated Debentures due November 1, 2007 (the "Parent Subordinated PIK Debentures") and warrants to purchase 14.2% of the fully diluted share capital of the Company ("Warrants") pursuant to a securities purchase agreement (the "Securities Purchase Agreement"). The Warrants will be exercisable only upon sale in connection with the acquisition by a person (other than a person who has funds managed by Charterhouse or any other member of Charterhouse's wholly-owned group) of more that 50% of the Ordinary Shares of the Company (calculated excluding the ordinary Shares underlying the Warrant) or the unconditional granting of permission for any of the ordinary Shares of the Company to be dealt on any recognised investment exchange.

Interest on the Parent Subordinated PIK Debentures is accrued quarterly at a rate of 12.0% per annum, subject, upon, and during the continuation of certain events of default, to an increase to the lesser of (i) 24.0% per annum or (ii) the highest rate of interest then allowed under applicable law. In lieu of cash, interest on the Parent Subordinated PIK Debentures may, at the option of the Company, be paid by issuing additional Parent Subordinated PIK Debentures on any interest payment date (i) on or prior to February 1, 2002, (ii) after February 1, 2002, to the extent the Company's pro-forma total fixed charge coverage ratio would be less than 1.10 to 1.00 or (iii) if
(a) at the time of any such payment, there exists a payment default in respect of certain senior indebtedness (including the Notes and indebtedness incurred under the Credit Agreement noted above) or (b) after giving effect to any such payment an event of default pursuant to which such indebtedness under the indenture governing the Notes (the "Indenture") or Credit Agreement may be accelerated shall occur and be continuing and the Company is prevented by the holders under the Indenture or the creditors under the Credit Agreement from paying such cash interest.

The Parent Subordinated PIK Debentures may be redeemed at any time at the option of the Company in whole or in part (provided that, at any such time, the Company redeems a minimum of US $5.0 million in aggregate principal amount of the Parent Subordinated PIK Debentures) at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date.

The Parent Subordinated PIK Debentures are unsecured liabilities of the Company.

EURO

On January 1, 1999, eleven of the European Union member states, including seven countries where ITS operations are located, established fixed conversion rates between their existing countries and adopted one common currency, the Euro. The conversion to the Euro eliminates currency exchange rate risk among the eleven member countries.

The currencies of the eleven member states remain legal tender in the participating countries during a three year transition period from January 1, 1999 through January 1, 2002. Effective January 1, 1999 the Euro is traded on currency exchanges and is available for non cash transactions during the three year transitional period. Beginning on January 1, 2002, the European Central Bank will issue Euro-denominated bills and coins for use in cash transactions. On or before July 1, 2002 the participating countries will withdraw all bills and coins and use the Euro as their legal currency.

ITS's operating units affected by the Euro have established plans to address the issues raised by the conversion. These issues, amongst others, include such matters as pricing, continuity of contracts, accounting and financial reporting, taxation, treasury activities and computer systems. ITS anticipates that the operating units will convert their local records to the Euro during the three year transition period.

At this time, although no immediate problems have been identified, there can be no assurance that the harmonisation of currencies in Europe will not have a material adverse impact on the results of operations, financial position or liquidity of its European businesses.

INFORMATION TECHNOLOGY

Each division of ITS is responsible for the information technology needed to serve its clients including laboratory information management systems, inspection reporting systems, and order processing and ledger accounting systems. Other systems requiring global co-ordination, such as accounting consolidation and E-mail, are managed through ITS's head office.

STATE OF READINESS. The date change from 1999 to 2000 may impair the function of the Group's internal computer network and related systems, its testing equipment and any other system or device in which the year is represented by two digits rather than by four. A full review has been undertaken for all major IT systems to ensure they will operate effectively in the Year 2000. It is expected that the modifications identified in that review will have been completed by September 1999.

ITS has established a Year 2000 team made up of the members of ITS's IT Steering Committee to cover (i) internal systems, (ii) test equipment and facilities, (iii) suppliers and (iv) legal issues. ITS's IT Steering Committee reports regularly to the ITS Board.

To date, ITS has sent Year 2000 information to approximately 3,000 of its customers. All key subcontractors and suppliers are being audited under ITS's Year 2000 program. ITS has also implemented procedures to access the Year 2000 readiness of its key suppliers. These procedures include testing of critical components and obtaining confirmation from key suppliers. ITS currently expects its key subcontractors and suppliers will be Year 2000 compliant in all material respects by mid-year 1999.

COSTS. The total cost (both revenue and capital) of remedial and replacement work for both IT systems and non-IT systems was Pounds 1.4 million in 1998 and is currently estimated at Pounds 2.8 million in 1999. These estimates have been calculated in accordance with SEC Guidelines, which require the full cost of projects to be disclosed as estimated Year 2000 costs, where the replacement of a non-compliant system has been accelerated.

RISKS. There can be no assurance that the Group's efforts (or the efforts of its customers and suppliers) will be successful in limiting the vulnerability of the Group's systems and equipment to the problems associated with the transition to the Year 2000, or that, if such problems occur, they will not have a material adverse effect on the Group before they can be resolved. However, management presently believes that it is unlikely that the failure of any individual system will have a material effect on the operation of the ITS group. In the event of a systems breakdown at a particular site, work can usually be transferred to another site in ITS.

CONTINGENCY PLANS. ITS currently believes that the most reasonably likely worst case scenario is that there will be some localised disruptions of systems that will affect individual business processes, facilities or supplies for a short time rather than systemic or long-term problems affecting its business operations as a whole. Through its contingency planning, ITS will continue to identify systems, or other aspects of its business or that of its suppliers, that it believes would be most likely to experience Year 2000 problems, as well as those business operations in which a localised disruption could have the potential for causing a wider problem by interrupting the flow of products, materials or data to other operations. ITS's contingency planning will focus on minimising the scope and duration of any disruptions by having sufficient personnel, inventory and other resources in place to permit a flexible, real-time response to specific problems as they may arise at individual locations around the world.

ITEM 9A:   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

DISCLOSURES ABOUT MARKET RISKS

The Company's primary market risk exposures are interest rate risk and foreign currency risk. The Company's exposure to market risk for changes in interest rates relates primarily to its Senior debt obligations (Senior secured long-term debt and revolving credit facility) upon which interest is paid at variable rates. The Company uses interest rate swap and interest rate cap agreements to hedge fluctuations in these variable rates. The Company is also exposed to changes in foreign currency as all of its long-term debt is denominated in foreign currencies, most significantly the U.S. dollar. The Company has sales denominated in various foreign currencies, also predominantly the U.S. dollar. These foreign currency income streams are matched with the foreign currency debt and interest repayments to minimize the foreign currency exposure. The Company has entered into foreign exchange contracts to hedge (into U.K. pounds) firmly committed foreign currency purchases and forein currency receipts. In certain circumstances, hedges are in other currencies where, for example, a subsidiary that earns revenue in U.S. dollars has to buy its supplies in Australian dollars. This is reflective of the geographical diversity of the Company. The purpose of the foreign currency exchange contracts is to lock in the exchange rates. Increases or decreases in the Company's foreign currency firm commitments are partially offset by gains and losses on the hedging instrument. The Company does not use foreign exchange contracts for trading purposes.

INTEREST RATE SENSITIVITY

The table below provides information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps, interest rate cap agreements and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps and caps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in Sterling equivalents, which is the Company's reporting currency. The instrument's actual cash flows are denominated in US dollar (USD), Swedish Kroner (SEK), German Marks (DEM) and Hong Kong Dollars
(HKD) as indicated in parentheses.


                                                        Expected Maturity Date
                                                        ----------------------
                                                                                                                     Fair
                             Dec-99     Dec-00     Dec-01     Dec-02    Dec-03     Dec-04    Thereafter   Total      Value
                             ------     ------     ------     ------    ------     ------    ----------   -----      -----
                                                            (Pounds Equivalent in Thousands)
LIABILITIES
REVOLVING ADVANCES SHORT-TERM

Floating Rate (GBP)             2,200        -        -           -          -            -          -     2,200       2,200
Average Interest Rate (2)       8.97%        -        -           -          -            -          -

Floating Rate (USD)             6,845        -        -           -          -            -          -     6,845       6,845
Average Interest Rate (2)       7.20%        -        -           -          -            -          -

Floating Rate (DEM)             3,823        -        -           -          -            -          -     3,823       3,823
Average Interest Rate (2)       5.31%        -        -           -          -            -          -

Floating Rate (NOK)             3,308        -        -           -          -            -          -     3,308       3,308
Average Interest Rate (2)      10.40%        -        -           -          -            -          -

Underlying Long Term Debt (1)

Fixed Rate (USD)                    -        -        -           -          -            -  120,833     120,833     123,746
Average Interest Rate               -        -        -           -          -            -   10.25%

Fixed Rate (USD) (4)                -        -        -           -          -            -  182,468     182,468      67,962
Average Interest Rate               -        -        -           -          -            -   12.00%

Floating Rate (USD)             3,214    3,881    5,215       7,064      8,095       13,693          -    41,162      41,162
Average Interest Rate (2)       7.31%    7.38%    7.51%       7.66%      7.77%        8.12%          -

Floating Rate (SEK)               683      825    1,108       1,501      1,720       16,107          -    21,945      21,945
Average Interest Rate (2)       6.50%    6.46%    6.59%       6.92%      7.13%        7.33%          -

Floating Rate (DEM)               472      570      766       1,037      1,189        5,343          -     9,377       9,377
Average Interest Rate (2)       5.74%    5.95%    5.98%       5.93%      6.14%        6.41%          -

Floating Rate (HKD)             4,247    5,128    6,891       9,335     10,698            -          -    36,300      36,300
Average Interest Rate (2)       8.25%    8.35%    8.35%       8.35%      8.35%            -          -
                                                                                                        --------   ---------
TOTAL                                                                                                    428,261     316,668
                                                                                                        ========   =========


                                                        Expected Maturity Date
                                                        ----------------------
                                                                                                                     Fair
                             Dec-99     Dec-00     Dec-01     Dec-02    Dec-03     Dec-04    Thereafter   Total      Value
                             ------     ------     ------     ------    ------     ------    ----------   -----      -----
                                                                (Pounds Equivalent in Thousands)

INTEREST RATE SWAPS

Pay Fixed to Receive                -          -     13,690       -         -          -         -       13,690      (436)
Variable (USD)
Average Pay Rate                    -          -      6.25%       -         -          -         -
Average Receive Rate (3)        5.20%      5.25%      5.33%       -         -          -         -
                                    -
Pay Fixed to Receive                -          -      8,054       -         -          -         -        8,054      (641)
Variable (SEK)
Average Pay Rate                    -          -      6.80%       -         -          -         -
Average Receive Rate (3)        3.95%      3.89%      4.00%       -         -          -         -

Pay Fixed to Receive                -          -      5,343       -         -          -         -        5,343      (269)
Variable (DEM)
Average Pay Rate                    -          -      5.09%       -         -          -         -
Average Receive Rate (3)        3.31%      3.50%      3.50%       -         -          -         -

Pay Fixed to Receive           21,499          -          -       -         -          -         -       21,499       (26)
Variable (HKD)
Average Pay Rate                6.59%          -          -       -         -          -         -
Average Receive Rate (3)        6.25%          -          -       -         -          -         -

INTEREST RATE CAPS

Notional Amount                26,407          -          -       -         -          -         -       26,407          -
USD Strike (cap)                7.00%          -          -       -         -          -         -
Forward Rate                    5.20%          -          -       -         -          -         -

Notional Amount                10,470          -          -       -         -          -         -       10,470          -
SEK Strike (cap)                7.00%          -          -       -         -          -         -
Forward Rate                    3.95%          -          -       -         -          -         -

Notional Amount                 4,886          -          -       -         -          -         -        4,886         14
HKD Strike (cap)                7.00%          -          -       -         -          -         -
Forward Rate                    6.25%          -          -       -         -          -         -


(1)    Including current portion.

(2) The interest rate applicable to the relevant currency is determined based on the inter-bank offering rate plus a spread (not in excess of 2.75% nor lower that 0.35% per year) based on the ratio of total net indebtedness of the Group as defined in the Credit Agreement. Rates included in the table represent average rates in effect at December 31, 1998.

(3) The receive rates consist of the implied forward borrowing rates in the yield curve at the reporting date.

(4) This debt is separately itemised due to the fact that interest is capitalised over the life of the debt.

EXCHANGE RATE SENSITIVITY

The table below provides information about the Company's derivative financial instruments and other financial instruments by functional currency and presents such information in Sterling pound equivalents. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including foreign currency forward exchange agreements and foreign currency denominated debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.


                                                        Expected Maturity Date
                                                        ----------------------
                                                                                                                        Fair
                               Dec-99      Dec-00      Dec-01     Dec-02    Dec-03     Dec-04    Thereafter   Total     Value
                               ------      ------      ------     ------    ------     ------    ----------   -----     -----
                                                                  (Pounds Equivalent in Thousands)
LIABILITIES
Revolving advances

Floating Rate (USD)              6,845          -           -          -         -          -           -       6,845     6,845
Average Interest Rate            7.20%          -           -          -         -          -           -

Floating Rate (DEM)              3,823          -           -          -         -          -           -       3,823     3,823
Average Interest Rate            5.31%          -           -          -         -          -           -

Floating Rate (NOK)              3,308          -           -          -         -          -           -       3,308     3,308
Average Interest Rate           10.40%          -           -          -         -          -           -

Underlying Long Term Debt

Fixed Rate (USD)                                -           -          -         -          -      120,833    120,833   123,746
Average Interest Rate                           -           -          -         -          -      10.25%

Fixed Rate (USD)                                                                                   182,468    182,468    67,962
Average Interest Rate                                                                              12.00%

Floating Rate (USD)              3,214      3,881       5,215      7,064     8,095     13,693                  41,162    41,162
Average Interest Rate            7.31%      7.38%       7.51%      7.66%     7.77%      8.12%

Floating Rate (SEK)                683        825       1,108      1,501     1,720     16,107                  21,945    21,945
Average Interest Rate            6.50%      6.46%       6.59%      6.92%     7.13%     97.33%

Floating Rate (DEM)                472        570         766      1,037     1,189      5,343                   9,377     9,377
Average Interest Rate            5.74%      5.95%       5.98%      5.93%     6.14%      6.41%

Floating Rate (HKD)              4,247      5,128       6,891      9,355    10,698                             36,300    36,300
Average Interest Rate            8.25%      8.35%       8.35%      8.35%     8.35%

FORWARD EXCHANGE AGREEMENTS
(Receive NOK pay GBP)

Contract Amount                  6,207                                                                           6,207      243
Average contract Exchange        12.89
Rate

(Receive GBP pay CHF)
Contract Amount                  4,082                                                                           4,082        2
Average Contract Exchange         2.27
Rate

(Receive DEM pay USD)
Contract Amount                  1,636                                                                           1,636        -
Average Contract Exchange         1.67
Rate

(Receive AUD pay USD)
Contract Amount                  1,546                                                                           1,546     (78)
Average Contract Exchange         0.64
Rate

(Receive CAD pay USD)
Contract Amount                  1,488                                                                           1,488      (7)
Average Contract Exchange         1.54
Rate

(Receive INR pay USD)
Contract Amount                    298                                                                             298        -
Average Contract Exchange        8,400
Rate

ITEM 10:   DIRECTORS AND OFFICERS OF REGISTRANT

DIRECTORS OF THE COMPANY

Set out below are the names, ages and positions of the directors of the Company at March 12, 1999.

The Articles of Association of the Company ("the Articles") confer on Charterhouse the right to appoint two non-executive directors (one as deputy chairman) of the Company, so long as any person who has funds managed by Charterhouse (or any member of Charterhouse's wholly-owned group) holds shares in the Company. If Charterhouse's right lapses it is exercisable by holders of a majority of the A Shares. Charter Intertek LLC also has a right to appoint a non-executive director while it is a shareholder in the Company. If this right lapses it is exercisable by the holders of a majority of the A Shares. The holders of a majority of the A Shares have a right to appoint one non-executive director.

      Name              Age   Position
      ----              ---   --------

      Richard Nelson    56    Executive Chairman
      William Spencer   39    Senior Vice President and Chief Financial Officer
      Stuart Simpson    42    Non-executive Director
      Simon Drury       41    Non-executive Director


Mr. Richard Nelson became a director and executive chairman of the Company in 1996. Prior to the Acquisition, Mr. Nelson had been the President and Chief Executive Officer of Inchcape Testing Services Limited since 1987. Prior to this, he was a director of Transcontinental Services from 1972 and Chief Executive from 1982 to the date of its acquisition by Inchcape in 1984. Mr. Nelson was retained as Chief Executive of Transcontinental by Inchcape and was nominated to the same position in 1987 when Inchcape combined Transcontinental with its consumer goods testing and minerals testing businesses to form ITS. He was educated at Rugby School and Sorbonne University. He qualified as a Chartered Accountant and then attended the London Business School, where he graduated in 1969 with a Master of Science in Economics.

Mr. William Spencer became a director of the Company in 1996. Mr. Spencer joined the Group in 1992 and was appointed Finance Director of Inchcape Testing Services Ltd in 1995 after serving as Chief Financial Officer of Caleb Brett Eastern Hemisphere. Prior to joining ITS, he spent four years at Nacanco Ltd. where he was promoted to Company Treasurer, and two years at Olivetti Office U.K. where he was Financial Controller. He was educated at the University of Manchester Institute of Science and Technology, where he graduated with a Bachelor of Science with honors in Management Science. He qualified as a Chartered Management Accountant in 1985 and as a Corporate Treasurer in 1989.

Mr. Stuart Simpson became a non-executive director of the Company in 1996. Mr. Simpson earned a Masters in Business from the London Business School and is also a Chartered Engineer. He worked in civil engineering project management for five years before joining 3i, the U.K. venture capital house. He joined Charterhouse in 1985 and became a director in 1988. He has been responsible for many investments in large management buyout and development capital transactions.

Mr. Simon Drury became a non-executive director of the Company in 1998. Mr. Drury earned a Masters in Business from Cranfield University. He worked as a senior engineer in the Chemical industry for 7 years before joining CIN Industrial Investments as an Investment Manager. He joined Charterhouse in 1988 and became a director in 1994.

OTHER KEY OFFICERS OF THE GROUP

Shown below are the names, ages and positions of those who are key officers of the Group at March 12, 1999.

      Name                 Age      Position
      ----                 ---      --------

      Raymond Kong         51       Executive Vice President
      Gary Butts           53       Executive Vice President
      Gosta Fredriksson    52       Vice President
      John Hannaway        44       Vice President
      John Hodson          37       Vice President
      Albert Lo            46       Vice President
      Mark Loughead        39       Vice President
      Jag Sisodia          47       Vice President
      Henry Yeung          41       Vice President
      Brian Pitzer         46       Vice President and Human Resources Director
      Jeremy Coombe        30       Acting Treasurer
      David Turner         38       Secretary

Mr. Raymond Kong became an Executive Vice President of the Group in January 1998 and Chief Operating Officer of Consumer Goods. He has 30 years of work experience in testing services with 25 years at the Group. He was one of the founders of Labtest operations which specialised in consumer goods quality certification services. Mr. Kong was responsible for creating the global Labtest networks and service diversification. He was appointed Regional Director responsible for Quality Systems East in 1991. He also serves in a number of advisory committees for The Government of The Hong Kong Special Administrative Region.

Mr. Gary Butts became Vice President of the Group in January 1998, with responsibility for Minerals Testing (Bondar Clegg) and Environmental Testing. He has held various positions with Cyprus Mines, Duval, Hazen Research, Sindor & Pincock, and Allen & Holt. He also spent several years with SCMRI as President and Chief Executive. Mr Butts joined the Group in 1992 as Regional Manager for Mineral Testing. He was promoted to Executive Vice President during 1998.

Mr. Gosta Fredriksson became Vice President of the Group in January 1998 with responsibility for Conformity Assessment in Europe and Asia. Mr. Fredriksson was head of Safety Testing in Semko when it was acquired by the Group in 1994. He joined Semko in 1962. He has participated in the development of European certificate schemes such as CCA, Key-mark, LOVAG, IECEE-CCB and CCB-FCS.

Mr. John Hannaway became Vice President of the Group in January 1998 with responsibility for Caleb Brett in Asia. He joined ITS in 1992 as Marketing Manager of Caleb Brett Australia and became General Manager in 1993. Prior to joining the Group, Mr. Hannaway spent three years as divisional manager for SGS Redwood Australia.

Mr. John Hodson became Vice President of the Group in January 1998 with responsibility for Caleb Brett in the Americas. Mr. Hodson joined the Group in 1986 as Regional Manager in West Africa, and having spent time working in the U.K., Dubai and Singapore, was promoted to Vice President of Caleb Brett Asia in 1995. He moved to Houston to run operations in the Americas in 1998. Prior to joining the Group, Mr. Hodson spent four years with Core Laboratories in West Africa, establishing laboratory testing facilities for the oil exploration sector.

Mr. Albert Lo became Vice President of the Group in January 1998 with responsibility for Consumer Goods in South East Asia and Textile Testing in China. Mr. Lo joined the Group in 1988 as head of the Textile Laboratory in Hong Kong. Mr. Lo was educated at the University of Leeds in the U.K. for a Master of Science. Before joining the Group, Mr. Lo had worked in quality assurance for a buying office based in the Asia Pacific region.

Mr. Mark Loughead became Vice President of the Group in January 1998 with responsibility for Caleb Brett in Europe, Africa and the Middle East. Mr. Loughead joined the Group in 1988 as Operations Manager of Caleb Brett in Aberdeen. He was promoted to his present position following a period as Scottish Regional Manager. Prior to joining the Group, Mr. Loughead spent 13 years at Inspectorate including six years in the Middle East.

Mr. Jag Sisodia became Vice President of the Group in January 1998 with responsibility for Conformity Assessment in the Americas. Mr. Sisodia joined the Group in 1987 as Chief Financial Officer of the FTS division, after which he became Chief Financial Officer of the business he is presently running. Prior to joining the Group, Mr. Sisodia had accounting positions in MCI Communications, Laventhal & Horwath, and Seidman & Seidman. He holds a Bachelor of Arts and a Masters in Business Administration from The American University, Washington DC and is a Maryland Certified Public Accountant.

Mr. Henry Yeung became Vice President of the Group in January 1998 with responsibility for Consumer Goods in the Pacific Region. Mr. Yeung joined the Group in 1977 and has worked in Hong Kong, Taiwan and China. Mr. Yeung is a Chartered Colourist, a Fellow of the Society of Dyers and Colourist and a Licentiate of the Textile Institute. He has a Masters in Business Administration from the University of East Asia and a Master of Science from the University of Warwick

Mr. Brian Pitzer became Vice President and Human Resources Director of the Group in January 1998. Mr. Pitzer joined the Group in March 1990 and developed the human resources function in the Americas region. He also addressed the human resources issues of acquisitions and organic growth in the region through the mid 1990's. He is responsible for worldwide human resource programs. Prior to joining the Group, he spent 14 years at NCR Corporation in a variety of management positions in both field and corporate settings.

Mr. Jeremy Coombe is Acting Group Treasurer of the Group with responsibility for Treasury. Mr Coombe joined the Group in May 1998. Prior to joining the Group, he has been employed in various finance functions, including 4 years in the treasury department at Normandy Mining in Australia.

Mr. David Turner is Group Company Secretary with responsibility for company secretarial and legal matters throughout the Group. Mr. Turner joined the Group in September 1997 prior to which he was Assistant Company Secretary of The Mercantile and General Reinsurance Company for 7 years. Mr. Turner graduated from Reading University in 1981 with a Bachelor of Science (Honours) degree and has been a Chartered Secretary since 1991.

ITEM 11:    COMPENSATION OF DIRECTORS AND OFFICERS

SERVICE AGREEMENTS

There are no service contracts for directors requiring notice periods from the Company greater than 12 months and no director is therefore entitled to more than 12 months remuneration in lieu of notice.

REMUNERATION COMMITTEE

The members of the Remuneration Committee are Mr. Stuart Simpson and Mr. Simon Drury. The Committee meets at least twice a year and the Executive Chairman and Vice President and Human Resource Director are invited to attend. The Committee's responsibilities include consideration of service agreements and all aspects of remuneration for all employees and directors earning more than Pounds 60,000 per annum (or local currency equivalent), and the operation of the Company's Share Option Scheme.

COMPENSATION OF DIRECTORS

The aggregate compensation paid to all directors of the Company (5 persons during the 1998 fiscal year), for services in such capacities for the year ended December 31, 1998 was approximately Pounds 778,500, which included contributions made to the pension plans in respect of such directors of the Company of approximately Pounds 94,000. For the year ended December 31, 1998, the highest paid director received approximately Pounds 373,900 and pension plan contributions of approximately Pounds 85,400.

NON-EXECUTIVE DIRECTORS' FEES

Each director who is not an employee of the Company received an aggregate annual fee of Pounds 20,900, payable in quarterly instalments to their employer, for the year ended December 31, 1998. Directors who are also employees of the Company receive no remuneration for serving as directors.

COMPENSATION OF EXECUTIVE OFFICERS

The aggregate compensation paid to all executive officers (other than directors) of the Group (13 persons during the 1998 fiscal year) for services in such capacities for the year ended December 31, 1998 was approximately Pounds 1,914,000 with contributions made to the pension plans in respect of such officers of the Group of approximately Pounds 177,000.

Executive officers are also entitled to receive annual bonuses of up to 50% of their base salary if various ITS divisions achieve certain operating profit and cash flow targets and working capital target ratios.

ITEM 12: OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

SHARE OPTION SCHEME

On March 1, 1997, the Company adopted a Share Option Scheme for senior management to encourage the involvement of employees in the goals and development of the Company.

The following table shows options for C Shares in the Company outstanding at March 12, 1999.



       NUMBER OF OPTIONS     SUBSCRIPTION                              EXERCISABLE BETWEEN
             OUTSTANDING   PRICE PER SHARE

               1,043,271         10p                        March 1, 2000                     March 1, 2004
                  10,592         10p                    September 1, 2000                 September 1, 2004
                 172,116         10p                    December 31, 2000                 December 31, 2004
                  23,831         10p                         June 1, 2001                      June 1, 2005
                  55,606         10p                    December 31, 2001                 December 31, 2005


At March 12, 1999, none of the directors of the Company held any options to subscribe for Ordinary Shares of the Company. At that date, officers of the Group held 111,211 options to subscribe for Ordinary Shares of the Company.

ITEM 13:   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

In connection with the Acquisition, Charterhouse will receive an acquisition advisory fee of Pounds 3.8 million from the Company payable on demand when cash reserves permit. Charterhouse or funds managed by it may, from time to time, provide financial advisory services for which it will receive customary fees and expenses. In addition, each director appointed by Charterhouse will receive a fee of Pounds 20,900 per year, which will be remitted to Charterhouse.

Except as discussed above, since January 1, 1997, the Company has not been, and is not now, a party to any material transaction or proposed transaction in which any director, any executive office or any spouse or relative of any of the foregoing or any relative of any such spouse has or was to have a direct or indirect material interest. No loans are outstanding from any member of the Group to any of the directors or officers and there are no guarantees provided by any member of the Group for the benefit of any director or officer.

PART II

ITEM 14:    DESCRIPTION OF SECURITIES TO BE REGISTERED

Not applicable.

PART III

ITEM 15:    DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 16: CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

Not applicable.

PART IV

ITEM 17: FINANCIAL STATEMENTS

Not applicable.

ITEM 18:  FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a full list of consolidated financial statements filed as part of this Annual Report.

ITEM 19: FINANCIAL STATEMENTS AND EXHIBITS

(a)    FINANCIAL STATEMENTS FILED AS PART OF THIS REPORT

       The following financial statements and related schedules, together with the report of independent auditors thereon, are filed as part of this Report.

                                                                         PAGE

Report of Independent Auditors                                           F-1
Consolidated Statements of Operations                                    F-2
Consolidated Balance Sheets                                              F-3
Consolidated Statements of Cash Flows                                    F-4
Consolidated Statements of Total Recognised Gains and Losses             F-5
Consolidated Statements of Changes in Shareholders' Equity/(Deficit)     F-6
Notes to the Consolidated Financial Statements                           F-7

(b)    EXHIBITS FILED AS PART OF THIS REPORT NONE.

The Company agrees to furnish to the Securities and Exchange Commission upon its request a list or diagram of its subsidiaries indicating as to each subsidiary named: (a) its country or other jurisdiction of incorporation or organisation, (b) its relationship to the Company and (c) the percentage of voting securities owned or other basis of control by its immediate parent, if any.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Intertek Testing Services Limited

We have audited the accompanying consolidated balance sheets of Intertek Testing Services Limited (the "Company") at December 31, 1997 and 1998 and the related consolidated statements of operations, cash flows, changes in shareholders' deficit and total recognised gains and losses for the period from October 8, 1996 to December 31, 1996 and the years ended December 31, 1997 and 1998 and the related combined statements of income, cash flows, changes in shareholders' equity and total recognised gains and losses for the period from January 1, 1996 to October 7, 1996. These financial statements are set out on pages F- 2 to F-70 and are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United Kingdom generally accepted auditing standards, which do not differ in any significant respect from United States generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1997 and 1998 and the consolidated results of its operations and its cash flows for the period from October 8, 1996 to December 31, 1996 and the years ended December 31, 1997 and 1998 in conformity with accounting principles generally accepted in the United Kingdom. In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined results of operations and cash flows for the period from January 1, 1996 to October 7, 1996 of Inchcape Testing Services Limited in conformity with accounting principles generally accepted in the United Kingdom.

As discussed in Note 2 to the consolidated financial statements, effective October 8, 1996, the Company acquired Inchcape Testing Services Limited in a business combination accounted for as a purchase. As a result of this acquisition, the consolidated financial information for the period after the acquisition is presented on a different basis from that for the combined financial information for the periods before the acquisition and, therefore, is not comparable in all respects.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the combined results of operations for the period from January 1, 1996 to October 7, 1996 and the consolidated results of operations for the period from October 8, 1996 to December 31, 1996 and for the years ended December 31, 1997 and 1998 and consolidated shareholders' deficit at December 31, 1997 and 1998 to the extent summarised in Note 35 to the consolidated financial statements.

KPMG

Chartered Accountants

London, England

March 26, 1999

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(Pounds '000)

                                                               Predecessor             Successor Company
                                                                 Company
                                                              -------------- ----------------------------------------
                                                      Notes      Period      Period from    Year ended   Year ended
                                                                  from        October 8,     December     December
                                                               January 1,        1996          31,          31,
                                                                 1996             to           1997         1998
                                                                   to        December 31,
                                                               October 7,        1996
                                                                  1996
                                                              -------------- ----------------------------------------
Revenue                                                 4
     Continuing operations                                        227,098         75,326      328,814      347,526
     Acquisitions                                                       -              -            -        6,770
     Discontinued operation                                        16,463          5,134       15,169        5,517
                                                              -------------- ----------------------------------------
Group revenue                                                     243,561         80,460      343,983      359,813
Operating costs                                         5        (222,249)       (74,628)    (307,427)    (336,757)
                                                              -------------- ----------------------------------------
Group operating income                                             21,312          5,832       36,556       23,056
Share of operating profit/(loss) in associates                        374             69           78         (13)
                                                              -------------- ----------------------------------------
Total operating income                                  7          21,686          5,901       36,634       23,043

---------------------------------------------------------------------------- ----------------------------------------
Operating income before exceptional items

    Continuing operations                                          24,945         11,609       42,081       43,949
    Acquisitions                                                        -              -            -          752
    Discontinued operation                                           (437)        (1,433)      (1,580)      (2,463)
                                                              -------------- ----------------------------------------
                                                        4          24,508         10,176       40,501       42,238
Exceptional items charged against operating income     5,6

    Continuing operations                                          (2,822)        (2,378)      (3,867)     (14,051)
    Discontinued operation                                              -         (1,897)           -       (5,144)
                                                              -------------- ----------------------------------------
Total operating income                                             21,686          5,901       36,634       23,043
---------------------------------------------------------------------------- ----------------------------------------

Non-operating exceptional items                         6               -         (1,761)           -       (1,395)
                                                              -------------- ----------------------------------------

Income on ordinary activities before net interest                  21,686          4,140       36,634       21,648
Net interest expense                                    8          (3,165)        (4,063)     (29,752)     (31,855)
Income from other Inchcape plc companies                            5,417              -            -            -
                                                              -------------- ----------------------------------------
Income/(loss) before taxation                                      23,938             77        6,882      (10,207)
Taxation                                                9         (11,883)          (411)      (4,876)      (7,156)
                                                              -------------- ----------------------------------------
Income/(loss) after taxation                                       12,055           (334)       2,006      (17,363)
Minority interests                                                   (447)        (1,104)      (3,604)      (3,228)
                                                              -------------- ----------------------------------------
Net income/(loss) for the group and its share of        22         11,608         (1,438)      (1,598)     (20,591)
  associates
                                                              ============== ========================================

        The accompanying notes on pages F-7 to F-70 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED BALANCE SHEETS
(Pounds '000)


                                                         Notes                    December                December
                                                                                     31,                    31,
                                                                                    1997                    1998
                                                                                -------------------------------------
ASSETS
Current assets
Cash                                                                                25,153                 16,772
Trade receivables                                         13                        60,483                 67,516
Inventories                                               15                         2,650                  3,662
Other current assets                                      14                        12,063                 15,241
Deferred taxation asset                                   19                           286                  1,348
                                                                                --------------          -------------
Total current assets                                                               100,635                104,539
Goodwill                                                  10                             -                 13,074
Property, plant and equipment, net                        11                        44,460                 45,951
Investments                                               12                           184                    231
                                                                                --------------          -------------
Total assets                                                                       145,279                163,795
                                                                                ==============          =============

LIABILITIES AND SHAREHOLDERS'  DEFICIT
CURRENT LIABILITIES
Borrowings (including current portion of long term        16                         5,268                 22,209
borrowings)
Accounts payable, accrued liabilities and deferred        17                        60,019                 70,952
income
Income taxes payable                                                                 3,323                  5,368
                                                                                --------------          -------------
Total current liabilities                                                           68,610                 98,529
Long term borrowings                                      16                       272,036                273,564
Provisions for liabilities and charges                    18                         7,095                  8,518
Minority interests                                                                   4,304                  4,592
Commitments and contingencies                           29, 30
SHAREHOLDERS' DEFICIT
Ordinary shares                                           20                           318                    336
Redeemable preference shares                              20                        81,815                 86,657
Shares to be issued                                       20                         2,793                  2,793
Premium in excess of par value                            20                         2,857                  3,018
Retained deficit                                          22                     (294,549)              (314,212)
                                                                                --------------          -------------
TOTAL SHAREHOLDERS' DEFICIT                               23                     (206,766)              (221,408)
                                                                                ==============          =============
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                        145,279                163,795
                                                                                ==============          =============

        The accompanying notes on pages F-7 to F-70 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Pounds '000)

                                                                   Predecessor           Successor Company
                                                                     Company
                                                                  ------------- -------------------------------------
                                                         Notes       Period       Period     Year ended  Year ended
                                                                      from         from       December    December
                                                                   January 1,   October 8,      31,          31,
                                                                     1996          1996         1997        1998
                                                                       to           to
                                                                   October 7,    December
                                                                      1996       31, 1996
                                                                  ------------- -------------------------------------
Total operating cash inflow                               24           28,332      11,334       45,646      32,445
Returns on investments and servicing of finance           25            1,337      (1,341)     (21,889)    (25,070)
Taxation                                                               (8,177)     (3,292)      (6,145)     (5,960)
Capital expenditure and financial investment              25          (12,277)     (5,605)     (12,995)    (13,959)
Acquisitions and disposals                                25            6,712    (336,737)      (9,392)    (11,675)
Equity dividends paid                                                 (28,329)          -            -           -
                                                                  ------------- -------------------------------------

Cash outflow before financing                                         (12,402)   (335,641)      (4,775)    (24,219)

Financing                                                 25            3,227     370,357       (1,948)     16,014
                                                                  ------------- -------------------------------------
(Decrease)/ increase in cash in the period                             (9,175)     34,716       (6,723)     (8,205)
                                                                  ------------- -------------------------------------

Reconciliation of net cash flow
  to movement in net debt                                 26
(Decrease)/increase in cash in the period                              (9,175)     34,716       (6,723)     (8,205)
Cash inflow/(outflow) from increase in debt                               310    (269,001)           -           -
Debt issued in lieu of interest payment                                     -           -       (6,138)     (7,088)
Acquisitions                                                                -           -            -        (356)
Change in net debt resulting from cash flows                                -           -        2,378     (10,968)
Other non-cash movements                                                    -           -       (2,112)     (1,919)
Exchange adjustments                                                     (499)     (1,105)      (4,166)      1,686
                                                                  ------------- -------------------------------------
Movement in net debt in the period                                     (9,364)   (235,390)     (16,761)    (26,850)
Net debt at the start of the period                                   (54,139)          -     (235,390)   (252,151)
                                                                  ------------- -------------------------------------
Net debt at the end of the period                                     (63,503)   (235,390)    (252,151)   (279,001)
                                                                  ============= =====================================


        The accompanying notes on pages F-7 to F-70 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES
(Pounds '000)

                                             Predecessor           Successor Company
                                               Company
                                            ------------- -------------------------------------
                                              Period       Period     Year ended  Year ended
                                               from         from       December    December
                                             January 1,   October 8,      31,          31,
                                               1996         1996         1997        1998
                                                to           to
                                             October 7,    December
                                                1996       31, 1996
                                            ------------- -------------------------------------
Net income/(loss)                                11,608     (1,438)      (1,598)    (20,591)
Dividends                                       (28,329)         -            -           -
Exchange adjustments                               (443)     4,093       (7,611)        928
                                            ===================================================
Total recognised gains and losses               (17,164)     2,655       (9,209)    (19,663)
                                            ===================================================


There is no material difference between income before taxation, and net income for the financial periods, as stated in the statements of operations and their historical cost equivalents.








        The accompanying notes on pages F-7 to F-70 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY/( DEFICIT) (Pounds '000)

                               --------------------------------------------------------------------------------------
                                 Ordinary   Redeemable   Shares to  Premium in     Other      Retained      Total
                                  shares    preference   be issued   excess of    capital      equity/
                                              shares                 par value                (deficit)
                               --------------------------------------------------------------------------------------
PREDECESSOR COMPANY

BALANCE AT DECEMBER 31, 1995       34,372           -           -           -          899      (2,381)      32,890
Net income                              -           -           -           -          371      11,237       11,608
Dividends                               -           -           -           -            -     (28,329)     (28,329)
Capitalisation of
   indebtedness to                      -           -           -           -            -      41,542       41,542
   other Inchcape plc
   companies
Exchange adjustments                    -           -           -           -         (91)        (352)        (443)
                               --------------------------------------------------------------------------------------
BALANCE AT OCTOBER 7, 1996         34,372           -           -           -        1,179      21,717       57,268
                               ======================================================================================

SUCCESSOR COMPANY

BALANCE AT OCTOBER 8, 1996              -           -           -           -            -           -            -
Issue of shares                       318      81,815           -       2,857            -           -       84,990
Issue of warrants                       -           -       2,793           -            -           -        2,793
Net loss                                -           -           -           -            -      (1,438)      (1,438)
Goodwill written off on
   acquisitions                         -           -           -           -            -    (289,319)    (289,319)
Exchange adjustments                    -           -           -           -            -       4,093        4,093
                               --------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996          318      81,815       2,793       2,857            -    (286,664)    (198,881)


Goodwill adjustments                    -           -           -           -            -       1,324        1,324
Net loss                                -           -           -           -            -      (1,598)      (1,598)
Exchange adjustments                    -           -           -           -            -      (7,611)      (7,611)
                               --------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997          318      81,815       2,793       2,857            -    (294,549)    (206,766)

Net loss                                -           -           -           -            -     (20,591)     (20,591)
Issue of shares                        18       4,842           -         161            -           -        5,021
Exchange adjustments                    -           -           -           -            -         928          928
                               ======================================================================================
BALANCE AT DECEMBER 31, 1998          336      86,657       2,793       3,018            -    (314,212)    (221,408)
                               ======================================================================================

Included in Retained deficit is Pounds 270.6 million which represents goodwill written off to reserves prior to December 1997 (at December 31, 1996 and 1997: Pounds 284.7 million and Pounds 275.0 million, respectively).

        The accompanying notes on pages F-7 to F-70 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)

1.   ACCOUNTING POLICIES

The significant accounting policies adopted by both the Successor and Predecessor Companies are as follows:

Financial Reporting Standards 9, 10, 11 and 12 have been adopted and no prior year adjustments are required.

BASIS OF CONSOLIDATION AND COMBINATION

The consolidated financial statements of the Successor Company include the financial statements of the Successor Company and its subsidiaries.

The combined financial statements of the Predecessor Company include the financial statements of the Predecessor Company and its subsidiaries plus the combination of other operations.

The acquisition method of accounting has been adopted. Under this method, the results of subsidiaries acquired or sold are included in the consolidated statement of income of the Successor Company and the combined statements of income of the Predecessor Company from, or up to, the date control passes.

The consolidated and combined statements of income of the Successor and Predecessor Companies include their respective shares of income from associated undertakings. The consolidated balance sheets of the Successor Company includes interests in associates at their respective shares of the net tangible assets.

USE OF ESTIMATES

Preparation of financial statements in conformity with U.K. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for an accounting period. Such estimates and assumptions could change in the future as more information becomes known or circumstances alter, such that the group's actual results may differ from the amounts reported and disclosed in the financial statements.

FOREIGN CURRENCIES

The results of operations and cash flows of overseas subsidiaries and associated undertakings are translated into sterling at the average of the month end rates of exchange for the period. Assets and liabilities in foreign currencies are translated into sterling at closing rates of exchange except where rates are fixed under contractual arrangements.

The difference between net income/(loss) translated at average and at closing rates of exchange is included in the statement of total recognised gains and losses as a movement in shareholders' equity/(deficit). Exchange differences arising from the retranslation to closing rates of exchange of opening shareholders' equity, long-term foreign currency borrowings used to finance foreign currency investments, and foreign currency borrowings that provide a hedge against shareholders' equity are also reflected as movements in shareholders' equity/(deficit). All other exchange differences are dealt with in operations.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

Property, plant and equipment are stated at cost less depreciation, which is provided, except for freehold land, on a straight line basis over the estimated useful lives of the assets, mainly at the following annual rates:

Freehold buildings and long leasehold land and buildings.......................         2%
Short leasehold land and buildings.............................................    term of lease
Plant, machinery and equipment.................................................     10% - 33.3%

Permanent diminutions in value of individual properties below cost are charged to operations; however deficits which the Directors consider to be temporary in nature, are recognised in the revaluation reserve and may be offset against other surpluses.

LEASES

Assets held under capital leases are treated as if they had been purchased at the present value of the minimum lease payments. This cost is included in property, plant and equipment, and depreciation is provided over the shorter of the lease term or the estimated useful life. The corresponding obligations under these leases are included within borrowings. The finance charge element of rentals payable is charged to operations to produce a constant rate of interest. Operating lease rentals are charged to operations on a straight line basis over the periods of the leases.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)

1.     ACCOUNTING POLICIES (CONTINUED)

INVENTORIES

Inventories are stated at the lower of cost or net realisable value. Cost comprises expenditure incurred in the normal course of business in bringing inventories and work in progress to their present location and condition.

REVENUES

Revenues represent the total amount receivable for services provided and goods sold, excluding sales-related taxes and intra-group transactions. Revenue is recognised when the relevant service is completed or goods delivered.

TAXATION

Deferred taxation is provided using the liability method at current taxation rates on timing differences to the extent that the directors consider that it is probable that a liability or asset will crystallise.

PENSION BENEFITS

Liabilities under defined contribution pension schemes are charged to operations when incurred. ITS has a number of defined benefit pension schemes for which contributions are based on triennial actuarial valuations. Pension charges in operations have been calculated at a substantially level percentage of current and expected future pensionable payroll, with variations from regular cost spread over the expected remaining service lives of employees. Other post-retirement benefits are accounted for on a similar basis to defined benefit pension schemes.

GOODWILL

Purchased goodwill in respect of acquisitions before January 1, 1998 was written off to reserves in the year of acquisition. When a subsequent disposal occurs any goodwill previously written off to reserves is written back through the profit and loss account. Purchased goodwill in respect of acquisitions since January 1, 1998 is capitalised in accordance with the requirements of FRS 10, Goodwill and intangible assets. Such purchased goodwill is amortised to nil over equal instalments over its estimated useful life, generally not exceeding 20 years.

DERIVATIVE FINANCIAL INSTRUMENTS

ITS uses various derivative financial instruments to manage its exposure to foreign exchange and interest rate risks. Derivative financial instruments are considered hedges if they meet certain criteria. A forward exchange contract is considered a hedge of an identifiable foreign currency commitment if such contract is designated as, and is effective as, a hedge of a firm foreign currency commitment. An interest rate swap agreement is considered a "synthetic alteration" (and accounted for like a hedge) when the agreement is designated with a specific liability and it alters the interest rate characteristics of such liability. An Interest rate cap agreement must also meet the same criteria as an interest rate swap to be considered hedges of a specific liability. Derivative financial instruments failing to meet the aforementioned criteria are accounted for at fair value with the resulting unrealised gains and losses included in the statement of operations.

FORWARD EXCHANGE CONTRACTS

Forward exchange contracts are designated as hedges of firm foreign currency commitments. Gains and losses on such contracts are deferred and recognised in income or as an adjustment of the carrying amount when the hedged transaction occurs.

INTEREST RATE CAP AGREEMENTS

Interest rate cap agreements are accounted for under the accruals basis. Amounts receivable under the agreement are accrued when due as a reduction of interest charges. Premiums paid for purchased interest rate cap agreements are amortised to interest charges over the term of the caps.

INTEREST RATE SWAPS

Interest rate swap agreements are designated to change the interest rate characteristics of floating-rate borrowings. Accordingly, these agreements are accounted for under the settlement basis. The interest differential between the amounts received and amount paid is recognised as an adjustment to interest charges over the term of the swap.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


2.     ACQUISITION OF INCHCAPE TESTING SERVICES

Intertek Testing Services Limited (incorporated on July 19, 1996) and its wholly owned subsidiaries, Testing Holdings Sweden AB, ITS Holding Limited, Testing Holdings USA Inc, Torton Limited, Testing Holdings France EURL, Kite Overseas Holdings BV, Testing Holdings Germany GmbH and Intertek Testing Services UK Limited (collectively the "Company", the "Successor Company" or "ITS"), were established for the purpose of acquiring from Inchcape plc the whole of its Inchcape Testing Services division (collectively "Inchcape Testing Services" or "Predecessor Company"). The acquisition ("the Acquisition") was effected on October 8, 1996 when the Company and its wholly owned subsidiaries signed a share purchase agreement and an option agreement with Inchcape plc to acquire Inchcape Testing Services through the separate acquisition of its regional holding companies and the direct acquisition of certain operating companies.

Financial details of the Acquisition are set out in Note 27 to these consolidated financial statements.

As a result of the Acquisition, the capital structure of and the basis of accounting for the Company differ from those of Inchcape Testing Services prior to the Acquisition. Financial data of the Company in respect of the periods from October 8, 1996 to December 31, 1998 (the "Successor Period") reflect the Acquisition under the acquisition method of accounting. Financial data in respect of Inchcape Testing Services prior to the Acquisition (the "Predecessor Period") generally will not be comparable with that of the Company with respect to the interest expense, amortisation of debt issuance costs incurred in connection with the Acquisition and income from other Inchcape plc companies. The net other effects on the Statement of Operations of purchase accounting in the Successor Period are not significant.

3.     BASIS OF PREPARATION

(a)    SUCCESSOR AND PREDECESSOR COMPANIES

The accompanying consolidated financial statements of the Company and its subsidiaries and the combined financial statements of the Predecessor Company and its subsidiaries have been prepared in conformity with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") and are presented under the historical cost convention. These principles differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP") - see Note 35.

The accompanying financial statements do not represent the U.K. statutory financial statements of the Company or the Predecessor Company, as certain reclassifications and changes in presentation and disclosure have been made to conform more closely with accounting presentation and disclosure requirements applicable in the United States.

(b)    PREDECESSOR COMPANY

All undertakings over which the Predecessor Company exercised control or a dominant influence, being the right to direct the operating and financial policies, are combined in the accompanying combined financial statements.

However the following companies have not been combined.

S.S. Acquisition Corporation

Atkins Kroll Inc.

Microl Corporation

The above companies are stated at cost to the Predecessor Company in the combined balance sheet. The combined statements of income include dividends receivable from these companies which are recognised when declared.

This treatment represents a departure from the requirement of FRS 2 to combine all entities that are legally owned by the Predecessor Company. The Directors consider that, for the following reasons, compliance with this requirement would fail to present fairly the financial positions, results of operations and cash flows of the Predecessor Company for each of the relevant periods covered in this report.

o the above companies, while legally owned by a subsidiary of the Predecessor Company, did not form part of the testing operations of Inchcape plc that were acquired by the Successor Company on October 8, 1996. The above companies were engaged in dissimilar businesses: shipping and brokerage and motor distribution and retail;

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)

3.     BASIS OF PREPARATION (CONTINUED)

o the above companies were historically managed and financed as if they were autonomous from the Predecessor Company. The Predecessor Company had no involvement in and did not control the operating and financial policies of these companies;

o the above companies are now operated and financed autonomously from the Predecessor and Successor Companies;

o the above companies had no costs or facilities in common with the Predecessor Company; and

o the above companies had no financial commitments, guarantees or contingent liabilities related to the Predecessor Company.

It is not possible for the Directors to quantify the effects of this departure from the requirements of FRS 2 because there are no publicly filed financial statements for the above companies and management has no access to the financial records of the above companies.

The following companies which, although not legally owned by the Predecessor Company formed part of the Testing operations of Inchcape plc, are combined in the financial statements during the periods noted:


       Company                                              Period
       Inchcape Testing Holdings (France) S.A.         December 23, 1994 to October 7, 1996
       Inchcape Testing Services (France) S.A.R.L.     December 23, 1994 to October 7, 1996
       Caleb Brett (Peru) S.A.                         January 1, 1995 to October 7, 1996
       Inchcape Testing Services Colombia S.A.         January 1, 1995 to October 7, 1996
       Gibbs y cia S.A.C.                              January 1, 1995 to October 7, 1996
       Gibbs y cia Ltd                                 January 1, 1995 to October 7, 1996

Prior to December 23, 1994 Inchcape Testing Holdings (France) S.A. and Inchcape Testing Services (France) S.A.R.L. were legally owned by the Predecessor Company. Caleb Brett (Peru) S.A., Inchcape Testing Services Colombia S.A., Gibbs y cia S.A.C. and Gibbs y cia Ltda, while forming part of the Testing operations of Inchcape plc, did not trade in 1993 and Gibbs y cia S.A.C and Gibbs y cia Ltda. did not carry out testing business in 1994. While Caleb Brett (Peru) S.A. and Inchcape Testing Services Colombia S.A. commenced trading in 1994 their operations were minimal and their results were combined from January 1, 1995.

This treatment represents a departure from the requirement of FRS 2 to combine only those entities that are legally owned by ITS. The Directors assert that, for the following reasons, compliance with this requirement would fail to present fairly the financial positions, results of operations and cash flows of the Predecessor Company for each of the relevant periods covered by this report.

o these companies formed part of the testing operations of Inchcape plc that were acquired by the Successor Company on October 8, 1996; and

o these companies have been historically managed and financed as if they were part of the Predecessor Company. The Predecessor Company exercised a dominant influence over these companies such that the operating and financial policies of these companies were controlled directly by the Predecessor Company.

The effects of combining total revenues, operating income and shareholders' equity of companies which, while not legally owned by the Predecessor Company, formed part of the Testing operations of Inchcape plc, were:

                                                Period from January 1, 1996 to
                                                       October 7, 1996
                                                ------------------------------
Total operating revenues                                     6,852
Operating income                                               511
Shareholders' equity at the end of the period                1,179
                                                ------------------------------

The share capital and reserves of these companies have been separately shown as "Other capital" within total shareholders' equity in the combined financial statements of the Predecessor Company.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)

4.     SEGMENT INFORMATION

ITS comprises five divisions which are organised as follows: (1) Consumer Goods, which tests textiles, fabrics, footwear, toys and consumer products; (2) Conformity Assessment, which tests and certifies electrical and electronic products, building products, heating and ventilation and air conditioning equipment; (3) Caleb Brett, which tests crude oil, petroleum, chemical and agricultural products; (4) Foreign Trade Supervision, which provides preshipment inspection work to governments and (5) Minerals, which analyses metals. The Environmental Testing division which operated principally in the US and UK was closed in August 1998 and is now disclosed as a discontinued operation. The accounting policies of the divisions are the same as those described in the summary of accounting policies.

The revenues and operating income for the companies acquired during the year ended December 31, 1998 are included solely in the Caleb Brett division.


BY DIVISION                                           Period from      Period from      Year ended       Year ended
                                                       January 1,       October 8,     December 31,     December 31,
                                                        1996 to          1996 to           1997             1998
                                                    October 7, 1996    December 31,
                                                                           1996
                                                    ----------------- --------------- ---------------- ---------------
REVENUES
Consumer Goods                                                36,039          12,528           56,768          64,575
Conformity Assessment                                         60,422          18,632           81,816          84,920
Caleb Brett                                                   79,043          24,695          108,837         122,972
Foreign Trade Supervision                                     36,347          12,429           55,792          65,299
Minerals                                                      15,247           7,042           25,601          16,530
                                                    ----------------- --------------- ---------------- ---------------
Total continuing operations                                  227,098          75,326          328,814         354,296
Discontinued operation                                        16,463           5,134           15,169           5,517
                                                    ----------------- --------------- ---------------- ---------------
Total                                                        243,561          80,460          343,983         359,813
                                                    ----------------- --------------- ---------------- ---------------

OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL ITEMS
Consumer Goods                                                 7,013           2,386           13,903          16,079
Conformity Assessment                                          8,795           3,816            7,860           9,796
Caleb Brett                                                    6,370           2,654           10,891          11,881
Foreign Trade Supervision                                        494           1,347            5,056           7,223
Minerals                                                       2,273           1,406            4,371           (278)
                                                    ----------------- --------------- ---------------- ---------------
Total continuing operations                                   24,945          11,609           42,081          44,701
Discontinued operation                                         (437)         (1,433)          (1,580)         (2,463)
                                                    ----------------- --------------- ---------------- ---------------
Total                                                         24,508          10,176           40,501          42,238
                                                    ----------------- --------------- ---------------- ---------------

OPERATING EXCEPTIONAL ITEMS
Foreign Trade Supervision                                      2,822           2,378            3,867          12,267
Caleb Brett                                                        -               -                -           1,784
                                                    ----------------- --------------- ---------------- ---------------
Total continuing operations                                    2,822           2,378            3,867          14,051
Discontinued operation                                             -           1,897                -           5,144
                                                    ----------------- --------------- ---------------- ---------------
Total                                                          2,822           4,275            3,867          19,195
                                                    ----------------- --------------- ---------------- ---------------
Non - operating exceptional items
Discontinued operation                                             -           1,761                -           1,395
                                                    ----------------- --------------- ---------------- ---------------

UNALLOCATED COSTS

Cash, borrowings and income tax are managed centrally and are therefore not allocated to the divisions. Interest expense and income and income tax expense are therefore not allocated to the divisions.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


4.     SEGMENT INFORMATION (CONTINUED)

                                                     Period from     Period from      Year ended      Year ended
                                                      January 1,      October 8,     December 31,    December 31,
                                                       1996 to         1996 to           1997            1998
                                                      October 7,     December 31,
                                                         1996            1996
                                                    --------------- --------------- --------------- ---------------
DEPRECIATION AND AMORTISATION
Consumer Goods                                               1,040             265           1,543           1,543
Conformity Assessment                                        2,590             571           3,260           3,127
Caleb Brett                                                  2,582           1,309           3,691           4,118
Foreign Trade Supervision                                      611              67             902           1,095
Minerals                                                       664             178           1,093           1,150
                                                    --------------- --------------- --------------- ---------------
Total continuing operations                                  7,487           2,390          10,489          11,033
Discontinued operation                                       1,266             290           1,645             497
                                                    --------------- --------------- --------------- ---------------
Total                                                        8,753           2,680          12,134          11,530
                                                    --------------- --------------- --------------- ---------------

CAPITAL EXPENDITURE

Consumer Goods                                               1,446             752           1,926           3,945
Conformity Assessment                                        3,196           1,914           3,853           4,166
Caleb Brett                                                  3,811           1,351           4,200           3,895
Foreign Trade Supervision                                      741             351           1,445             680
Minerals                                                       939             962           2,010           1,259
                                                    --------------- --------------- --------------- ---------------
Total continuing operations                                 10,133           5,330          13,434          13,945
Discontinued operation                                       2,306             333             298              81
                                                    --------------- --------------- --------------- ---------------
Total                                                       12,439           5,663          13,732          14,026
                                                    --------------- --------------- --------------- ---------------

                                                                                     December 31,    December 31,
                                                                                         1997            1998
                                                                                    --------------- ---------------
TOTAL ASSETS
Consumer Goods                                                                              17,994          25,752
Conformity Assessment                                                                       35,269          35,292
Caleb Brett                                                                                 51,765          73,528
Foreign Trade Supervision                                                                   32,221          55,459
Minerals                                                                                    13,883          15,740
                                                                                    --------------- ---------------
Sub total                                                                                  151,132         205,771
Central                                                                                     31,329          36,483
Trading balances with other ITS group companies                                           (46,625)        (82,259)
                                                                                    --------------- ---------------
Total continuing operations                                                                135,836         159,995
Discontinued operation                                                                       9,443           3,800
                                                                                    --------------- ---------------
Total                                                                                      145,279         163,795
                                                                                    --------------- ---------------


The Central division comprises assets not attributable to the trading divisions, principally cash.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


4.     SEGMENT INFORMATION (CONTINUED)

                                                         December 31,   December 31,
                                                             1997         1998
                                                         ------------   ------------
CAPITAL EMPLOYED
Consumer Goods                                               6,964       10,672
Conformity Assessment                                       22,905       19,886
Caleb Brett                                                 19,161       38,941
Foreign Trade Supervision                                    1,631        1,306
Minerals                                                     6,039        4,243
Central                                                     16,768       12,306
                                                          --------     --------
Total continuing operations                                 73,468       87,354
Discontinued operation                                       4,697       (3,029)
                                                          --------     --------
Total                                                       78,165       84,325
                                                          --------     --------

RECONCILIATION OF CAPITAL EMPLOYED TO CONSOLIDATED
   SHAREHOLDERS' DEFICIT
Capital employed                                            78,165       84,325
     Taxation                                               (3,323)      (5,368)
     Net borrowings                                       (277,304)    (295,773)
     Minority interest                                      (4,304)      (4,592)
                                                          --------     --------
Consolidated shareholders' deficit                        (206,766)    (221,408)
                                                          --------     --------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)

4.     SEGMENT INFORMATION (CONTINUED)



BY GEOGRAPHIC AREA                                     December 31,  December 31,
                                                           1997         1998
                                                       ------------  ------------
TOTAL ASSETS
Americas                                                   73,355      81,565
Europe, Africa and Middle East                             70,768     127,036
Asia and Far East                                          37,849      33,653
Trading balances due from other ITS group companies       (46,625)    (82,259)
                                                         --------    --------
Total continuing operations                               135,347     159,995
Discontinued operation                                      9,932       3,800
                                                         --------    --------
Total                                                     145,279     163,795
                                                         --------    --------

TOTAL ASSETS IN SIGNIFICANT COUNTRIES
United States                                              49,383      64,080
United Kingdom                                             24,600      51,834
Others (each under 10% of total)                          107,989     126,340
Trading balances due from other ITS group companies       (46,625)    (82,259)
                                                         --------    --------
Total continuing operations                               135,347     159,995
Discontinued operation                                      9,932       3,800
                                                         --------    --------
Total                                                     145,279     163,795
                                                         --------    --------

PROPERTY, PLANT AND EQUIPMENT
Americas                                                   20,328      20,475
Europe, Africa and Middle East                             16,963      18,147
Asia and Far East                                           5,282       7,329
                                                         --------    --------
Total continuing operations                                42,573      45,951
Discontinued operation                                      1,887        --
                                                         --------    --------
Total                                                      44,460      45,951
                                                         --------    --------

PROPERTY, PLANT AND EQUIPMENT IN SIGNIFICANT COUNTRIES
United States                                              15,887      16,617
United Kingdom                                              4,854       4,260
Sweden                                                      6,329       5,766
Others (each under 10% of total)                           15,503      19,308
                                                         --------    --------
Total continuing operations                                42,573      45,951
Discontinued operation                                      1,887        --
                                                         --------    --------
Total                                                      44,460      45,951
                                                         --------    --------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


4.     SEGMENT INFORMATION (CONTINUED)


                                                      Period from      Period from      Year ended       Year ended
                                                       January 1,       October 8,     December 31,     December 31,
                                                        1996 to          1996 to           1997             1998
                                                    October 7, 1996    December 31,
                                                                           1996
                                                    ----------------- --------------- ---------------- ---------------
REVENUES BY GEOGRAPHIC ORIGIN
Americas                                                    111,091          36,681          143,531         146,183
Europe, Africa and Middle East                               69,395          22,914          112,409         130,448
Asia and Far East                                            46,612          15,731           72,874          77,665
                                                    ----------------- --------------- ---------------- ---------------
Total continuing operations                                 227,098          75,326          328,814         354,296
Discontinued operation                                       16,463           5,134           15,169           5,517
                                                    ----------------- --------------- ---------------- ---------------
Total                                                       243,561          80,460          343,983         359,813
                                                    ----------------- --------------- ---------------- ---------------


REVENUES FROM SIGNIFICANT COUNTRIES OF ORIGIN

United States                                                85,635          27,588          107,790         114,993
United Kingdom                                               27,878          10,011           47,031          65,229
Hong Kong                                                    21,326           7,109           32,456          39,002
Others (each under 10% of total)                             92,259          30,618          141,537         135,072
                                                    ----------------- --------------- ---------------- ---------------
Total continuing operations                                 227,098          75,326          328,814         354,296
Discontinued operation                                       16,463           5,134           15,169           5,517
                                                    ----------------- --------------- ---------------- ---------------
Total                                                       243,561          80,460          343,983         359,813
                                                    ----------------- --------------- ---------------- ---------------

OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL ITEMS
Americas                                                     9,909           6,735           13,249          10,628
Europe, Africa and Middle East                               4,724           1,746            8,291          10,643
Asia and Far East                                           10,312           3,128           20,541          23,430
                                                    ----------------- --------------- ---------------- ---------------
Total continuing operations                                 24,945          11,609           42,081          44,701
Discontinued operation                                        (437)         (1,433)          (1,580)         (2,463)
                                                    ----------------- --------------- ---------------- ---------------
Total                                                       24,508          10,176           40,501          42,238
                                                    ----------------- --------------- ---------------- ---------------

OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL ITEMS
FROM SIGNIFICANT COUNTRIES

United States                                                8,014           6,122           11,585           8,810
Hong Kong                                                    5,588           1,271            8,409          10,687
United Kingdom                                              (1,907)            178            4,452           2,637
Others (each under 10% of total)                            13,250           4,038           17,635          22,567
                                                    ----------------- --------------- ---------------- ---------------
Total continuing operations                                 24,945          11,609           42,081          44,701
Discontinued operation                                        (437)         (1,433)          (1,580)         (2,463)
                                                    ----------------- --------------- ---------------- ---------------
Total                                                       24,508          10,176           40,501          42,238
                                                    ----------------- --------------- ---------------- ---------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


4.     SEGMENT INFORMATION (CONTINUED)


                                                      Period from      Period from      Year ended       Year ended
                                                       January 1,       October 8,     December 31,     December 31,
                                                        1996 to          1996 to           1997             1998
                                                    October 7, 1996    December 31,
                                                                           1996
                                                    ----------------- --------------- ---------------- ---------------
REVENUES BY GEOGRAPHIC AREA OF DESTINATION
Americas                                                     108,750         35,332          149,536         150,045
Europe, Africa and Middle East                                71,736         24,263          106,399         124,658
Asia and Far East                                             46,612         15,731           72,879          79,593
                                                    ----------------- --------------- ---------------- ---------------
Total continuing operations                                  227,098         75,326          328,814         354,296
Discontinued operation                                        16,463          5,134           15,169           5,517
                                                    ----------------- --------------- ---------------- ---------------
Total                                                        243,561         80,460          343,983         359,813
                                                    ----------------- --------------- ---------------- ---------------


REVENUES FROM SIGNIFICANT DESTINATION COUNTRIES
United States                                                77,008          23,990          107,790         112,146
Others (each under 10% of total)                            150,090          51,336          221,024         242,150
                                                    ----------------- --------------- ---------------- ---------------
Total continuing operations                                 227,098          75,326          328,814         354,296
Discontinued operation                                       16,463           5,134           15,169           5,517
                                                    ----------------- --------------- ---------------- ---------------
Total                                                       243,561          80,460          343,983         359,813
                                                    ----------------- --------------- ---------------- ---------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)

5.     OPERATING COSTS AND GROSS PROFITS


                                                     Period from      Period from      Year ended      Year ended
                                                     January 1,       October 8,      December 31,    December 31,
                                                       1996 to          1996 to           1997            1998
                                                     October 7,      December 31,
                                                        1996             1996
                                                   ---------------- ---------------- --------------- ----------------
Costs of sales                                           194,727           61,279         268,177          292,059
Net operating expenses                                    27,522           13,349          39,250           44,698
                                                   ---------------- ---------------- --------------- ----------------
Total operating costs                                    222,249           74,628         307,427          336,757
                                                   ---------------- ---------------- --------------- ----------------

Gross profit                                              48,834           19,181          75,806           67,754
                                                   ---------------- ---------------- --------------- ----------------


Net operating expenses comprise administrative costs in respect of operations throughout each period and exceptional items charged against operating income as follows:

Administrative costs before exceptional items             24,700            9,074          35,383           25,503
Exceptional items (Note 6)                                 2,822            4,275           3,867           19,195
                                                   ---------------- ---------------- -------------- -----------------
Total administrative costs                                27,522           13,349          39,250           44,698
                                                   ---------------- ---------------- -------------- -----------------


Administrative costs comprise expenses incurred at the head office and divisional regional offices. All other expenses incurred at other trading locations are included in cost of goods sold.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)

6.     EXCEPTIONAL ITEMS


                                                      Period from      Period from     Year ended       Year ended
                                                       January 1,       October 8,    December 31,     December 31,
                                                        1996 to          1996 to          1997             1998
                                                    October 7, 1996    December 31,
                                                                           1996
                                                    ----------------- --------------- -------------- -----------------
EXCEPTIONAL CHARGES TO OPERATING PROFIT:
Continuing operations:
Foreign Trade Supervision                                    2,822           2,378          3,867            12,267
Caleb Brett                                                      -               -              -             1,784
                                                    ----------------- --------------- -------------- -----------------
Continuing operations                                        2,822           2,378          3,867            14,051
Discontinued operation:
Environmental - restructuring                                    -           1,897              -                 -
Environmental - legal and reprocessing                           -               -              -             5,144
                                                    ----------------- --------------- -------------- -----------------
Discontinued operation                                           -           1,897              -             5,144
                                                    ----------------- --------------- -------------- -----------------
Total operating exceptional charges                          2,822           4,275          3,867            19,195
                                                    ----------------- --------------- -------------- -----------------

NON-OPERATING EXCEPTIONAL CHARGES:
Discontinued operation:
Loss on closure                                                  -           1,761              -             1,395
                                                    ----------------- --------------- -------------- -----------------
Total non-operating exceptional charges                          -           1,761              -             1,395
                                                    ----------------- --------------- -------------- -----------------


ITS provides foreign trade supervision services to a major client in West Africa. At a meeting of the board of directors held on April 27, 1997, a decision was taken to provide against all unpaid invoices relating to this client. The exceptional charges to operating income in respect of Foreign Trade Supervision relate to this West African client. The tax effect of the exceptional charges to income is a credit of Pounds 1.9 million (1997: Pounds
1.2 million; period from October 8, 1996 to December 31, 1996: Pounds 1.0 million; period from January 1, 1996 to October 7, 1996: Pounds 1.1 million).

ITS also provides testing services in its Caleb Brett division to this major client in West Africa. In view of the accounting policy followed for this client in the Foreign Trade Supervision division, all unpaid invoices relating to this client in the Caleb Brett division have also been provided against. The tax effect of this exceptional item to income is nil.

The exceptional charges to operating and non-operating income in 1996 in respect of Environmental Testing related to the restructuring and loss on disposals of fixed assets which was implemented by the Company following the Acquisition. The related tax impact in respect of the operating exceptional charge is a tax credit of Pounds 0.8 million. There is no related tax impact in respect of the non-operating exceptional charges in respect of Environmental Testing.

The exceptional charge to operating income of Pounds 5.1 million relates to the legal and reprocessing costs which are expected to be incurred by Environmental Testing, as a result of the ongoing investigation by the Environmental Protection Agency. (See note 29)

On August 20, 1998 substantially all the business and assets of the Environmental operation in the United States and St. Helen's in the United Kingdom were sold at their book value of Pounds 1.9 million. Exceptional costs of Pounds 0.4 million arose on the disposal of fixed assets and a further Pounds 1.0 million includes the cost of staff redundancies, future expected facility costs following the completion of reprocessing, as well as the cost of continuing to store data for clients, making a total non-operating exceptional charge of Pounds 1.4 million.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


7.     OPERATING INCOME


                                                    Period from      Period from      Year ended      Year ended
                                                     January 1,      October 8,      December 31,    December 31,
                                                      1996 to          1996 to           1997            1998
                                                     October 7,     December 31,
                                                        1996            1996
                                                   --------------- ---------------- --------------- ----------------
OPERATING INCOME IS STATED AFTER CHARGING:

Depreciation of tangible assets                           8,753            2,680          12,134           11,153
Amortisation of intangible goodwill                           -                -               -              377
Directors' emoluments:
  Borne by Predecessor/Successor Company                    334               85             574              779
  Bonus borne by Inchcape plc                                 -              731               -                -
Staff costs                                             104,322           33,764         143,678          155,061
Leasing and hire charges                                  8,962            2,562          14,431           15,856
Auditors' remuneration:
  Group - as auditors                                       173               57             392              533
  Group - other services                                    187              236             243              120
  Company  - as auditors                                      -                -               1                1


In addition to the amounts included above for auditors' remuneration for other services, Pounds 1.8 million has been charged to goodwill and Pounds
0.7 million has been charged against the carrying value of borrowings in the three months ended December 31, 1996.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


8.     NET INTEREST EXPENSE


                                                        Period from      Period from      Year ended     Year ended
                                                      January 1, 1996     October 8,     December 31,   December 31,
                                                          to October       1996 to           1997           1998
                                                          7, 1996          December
                                                                           31, 1996
                                                      ----------------- --------------- --------------- --------------
INTEREST EXPENSE AND OTHER CHARGES
On loans from other Inchcape plc companies                     5,007               -               -              -
Senior Subordinated Notes                                          -           1,868          12,719         12,393
Parent Subordinated PIK Debentures                                 -             885           6,469          7,232
Senior Term Loan A                                                 -           1,001           6,453          6,681
Senior Term Loan B                                                 -             476           3,158          3,108
Senior Revolver                                                    -               -               -            576
Other borrowings                                                 138              75             206            793
Amortisation of debt issuance costs                                -             255           2,238          1,919
                                                      ----------------- --------------- --------------- --------------
Interest expense                                               5,145           4,560          31,243         32,702

INTEREST INCOME:
On loans to other Inchcape plc companies                       (660)               -               -              -
On bank balances                                             (1,320)           (497)         (1,491)          (847)
                                                      ----------------- --------------- --------------- --------------
                                                               3,165           4,063          29,752         31,855
                                                      ----------------- --------------- --------------- --------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


9.     TAXATION

                                                        Period from      Period from      Year ended     Year ended
                                                         January 1,       October 8,     December 31,   December 31,
                                                          1996 to          1996 to           1997           1998
                                                      October 7, 1996    December 31,
                                                                             1996
                                                      ----------------- --------------- --------------- --------------
U.K. Corporation tax on profit on
   ordinary activities                                         4,611               -             268            477
Double taxation relief                                        (4,440)              -            (268)          (429)
                                                      ----------------- --------------- --------------- --------------
                                                                 171               -               -             48
Overseas taxes                                                13,356          (1,163)          5,433          8,140
Transfer (from)/to deferred taxation                          (2,179)          1,480          (1,108)        (1,062)
Adjustments to prior year liabilities                            433               -             537              -
                                                      ----------------- --------------- --------------- --------------
                                                              11,781             317           4,862          7,126
Associated companies                                             102              94              14             30
                                                      ----------------- --------------- --------------- --------------
                                                              11,883             411           4,876          7,156
                                                      ----------------- --------------- --------------- --------------


The following table sets out the reconciliation of the notional tax charge at U.K. standard rate to the actual tax charge.

Income/(loss) before taxes                                    23,938             77           6,882         (10,207)
                                                      ---------------- ---------------- --------------- --------------
Notional tax charge at U.K. standard
   rate 31.0% (1997: 31.5% and 1996: 33%)                      7,900             25           2,168          (3,164)
Differences in overseas tax rates                               (192)          (171)            112          (1,778)
U.K. tax on dividends, less FTC's                              1,126              -             318             385
Permanent differences - disallowables                            415          1,205             713           1,241
Permanent differences - untaxed income                          (151)           (11)            (39)           (889)
Unprovided deferred tax                                        1,238           (619)            808          10,332
Other                                                          1,547            (18)            796           1,029
                                                      ---------------- ---------------- --------------- --------------
                                                              11,883            411           4,876           7,156
                                                      ---------------- ---------------- --------------- --------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


10.    GOODWILL

                                                                          Total

Cost
At beginning of year                                                       --
Additions (Note 27c)                                                     13,655
Exchange adjustments                                                       (208)
                                                                        -------
At December 31, 1998                                                     13,447
                                                                        -------

Amortisation
At beginning of year                                                       --
Charged in year                                                             377
Exchange adjustments                                                         (4)

                                                                        -------
At December 31, 1998                                                        373
                                                                        -------
Net book value
At December 31, 1997                                                       --
                                                                        -------
At December 31, 1998                                                     13,074
                                                                        -------


Such purchased goodwill is amortised to nil over equal instalments over its estimated useful life, generally not exceeding 20 years.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


11.    PROPERTY, PLANT AND EQUIPMENT


                                            Land and      Plant and       Total
                                            buildings     machinery

COST

At December 31, 1996                         10,596        38,649        49,245
Exchange adjustments                           (648)       (1,817)       (2,465)
Additions                                        86        13,646        13,732
Disposals                                       (65)       (2,104)       (2,169)
                                         ---------------------------------------
At December 31, 1997                          9,969        48,374        58,343
                                         ---------------------------------------

Exchange adjustments                           (222)       (1,354)       (1,576)
Acquisitions                                    722         2,479         3,201
Additions                                        98        13,928        14,026
Transfers                                      (953)          654          (299)
Disposals                                       (79)       (6,286)       (6,365)
                                         ---------------------------------------
At December 31, 1998                          9,535        57,795        67,330
                                         ---------------------------------------

ACCUMULATED DEPRECIATION

At December 31, 1996                           (144)       (2,536)       (2,680)
Exchange adjustments                             22           710           732
Charged for the year                           (308)      (11,826)      (12,134)
Disposals                                         1           198           199
                                         ---------------------------------------
At December 31, 1997                           (429)      (13,454)      (13,883)
                                         ---------------------------------------

Exchange adjustments                             14           683           697
Charged for the year                           (264)      (10,889)      (11,153)
Acquisitions                                   --          (1,514)       (1,514)
Transfers                                        86           (69)           17
Disposals                                      --           4,457         4,457
                                         ---------------------------------------
At December 31, 1998                           (593)      (20,786)      (21,379)
                                         ---------------------------------------

NET BOOK VALUE

                                         ---------------------------------------
At December 31, 1996                         10,452        36,113        46,565
                                         ---------------------------------------
At December 31, 1997                          9,540        34,920        44,460
                                         ---------------------------------------
At December 31, 1998                          8,942        37,009        45,951
                                         ---------------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)

12.    INVESTMENTS

Investments consist of investments in associated undertakings and comprises the following:

                                                            Total

                                                         -------------

At December 31, 1996                                         1,418
Exchange adjustment                                             (4)
Transfer to subsidiaries                                    (1,243)
Dividends received                                             (51)
Retained profit for the year                                    64
                                                         -------------

At December  31, 1997                                          184
Exchange adjustment                                            (71)
Transfer from Minority Interests                               215
Dividends received                                             (84)
Retained loss for the year                                     (13)
                                                         -------------
At December  31, 1998                                          231
                                                         -------------


13.    TRADE RECEIVABLES

Trade receivables are shown net of the following allowances for doubtful receivables:


                                                    Balance at       Cost and       Deductions      Balance at
                                                     beginning       expenses                         end of
                                                     of period                                        period
                                                    -------------- --------------- --------------- ---------------
Period from January 1, 1996 to October 7, 1996

Allowance for doubtful receivables                      5,418           2,999           (382)           8,035

Period from October 8, 1996 to December 31, 1996

Allowance for doubtful receivables                      8,035           2,268           (127)          10,176

Year ended December 31, 1997

Allowance for doubtful receivables                     10,176          18,363        (14,030)          14,509

Year ended December 31, 1998

Allowance for doubtful receivables                     14,509          16,601         (1,016)          30,094

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


14.    OTHER CURRENT ASSETS


                                                                                      December 31,    December 31,
                                                                                          1997            1998
                                                                                     --------------- ----------------
Assets held for resale                                                                        406              294
Other receivables                                                                           4,475            7,005
Prepayments and accrued income                                                              7,182            7,942
                                                                                     --------------- ----------------
                                                                                           12,063           15,241
                                                                                     --------------- ----------------

Within other receivables is Pounds 1.4 million due in more than one year (1997: Pounds 1.7 million).

15.    INVENTORIES


                                                                                      December 31,    December 31,
                                                                                          1997            1998
                                                                                     --------------- ----------------
Raw materials                                                                               1,531            1,966
Work in progress                                                                              500              951
Finished goods                                                                                619              745
                                                                                     --------------- ----------------
                                                                                            2,650            3,662
                                                                                     --------------- ----------------

16.    BORROWINGS


                                                                                      December 31,    December 31,
                                                                                          1997            1998
                                                                                     --------------- ----------------
Due in less than one year:

Senior Term Loan A                                                                         4,438           4,821
Senior Revolver                                                                                -          16,333
Other borrowings                                                                             830           1,055
                                                                                   ---------------------------------
                                                                                           5,268          22,209
                                                                                   ---------------------------------

Due in more than one year:

Senior Subordinated Notes                                                                116,517         116,257
Senior Term Loan A                                                                        70,547          65,302
Senior Term Loan B                                                                        34,136          34,053
Parent Subordinated PIK Debentures                                                        50,791          57,568
Other borrowings                                                                              45             384
                                                                                   ---------------------------------
                                                                                         272,036         273,564
                                                                                   ---------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


16.    BORROWINGS (CONTINUED)

MATURITY OF BORROWINGS:


                             Senior      Senior       Senior       Senior      Parent       Other        Total
                          Subordinated    Term         Term       Revolver   Subordinated borrowings   borrowings
                             Notes       Loan A       Loan B                     PIK
                                                                             Debentures
                          ---------------------------------------------------------------------------------------
Due in less than one year       -         5,673          -         16,333         -         1,055        23,061
Due in one to two years         -        19,800          -            -           -           208        20,008
Due in 2 and 5 years            -        48,170          -            -           -           165        48,335
Due in over 5 years       120,833           -         35,142          -        59,214          11       215,200
                          ---------------------------------------------------------------------------------------
                          120,833        73,643       35,142       16,333      59,214       1,439       306,604
Debt issuance costs        (4,576)       (3,520)      (1,089)         -       (1,646)          -        (10,831)
                          ---------------------------------------------------------------------------------------
                          116,257        70,123       34,053       16,333      57,568       1,439       295,773
                          ---------------------------------------------------------------------------------------


DESCRIPTION OF BORROWINGS

(a)    SENIOR SUBORDINATED NOTES

In November 1996, the Company issued US $203.0 million principal amount of Senior Subordinated Notes (the "Notes"). The cash consideration received at the date of issue was Pounds 123,547,000. The Notes mature at par on November 1, 2006. Interest on the Notes accrues at the rate of 10.25% per annum and is payable semi annually in cash on each May 1 and November 1. The Notes are redeemable, in whole, or in part, at the Company's option at any time on or after November 1, 2001 at the redemption price of 105.125% of the principal amount, during the year commencing November 1, 2001, 103.417% of the principal amount, during the year commencing November 1, 2002, 101.708% of the principal amount during the year commencing November 1, 2003 and, thereafter, at 100% of the principal amount plus accrued and unpaid interest. The Notes were issued to finance the Acquisition (see Note 27).

(b)    SENIOR TERM LOANS

In November 1996, the Company entered into a credit agreement (the "Credit Agreement") comprising a Pounds 125.0 million Term Loan Facility (the "Term Loan Facility"), split into a Pounds 85.0 million multicurrency Term A Facility (the "Term A Facility") and a Pounds 40.0 million multicurrency Term B Facility (the "Term B Facility"), and a $48.8 million multicurrency Revolving Credit Facility. The Term A Facility amortises over seven years with the final repayment on 15 December 2003 and the Term B Facility is repayable in two equal instalments in June and December 2004. The commitments under the Revolving Credit Facility terminate on December 15, 2003.

Borrowings under the Credit Agreement are secured on substantially all the tangible and intangible assets of the Company.

Term A Loans and advances under the Revolving Credit Facility initially bear interest at a rate equal to LIBOR (as adjusted) plus 2.00%. The margin over LIBOR may be reduced, initially to 1.75%, following satisfaction of certain financial performance tests.

Term B Loans bear interest at a rate equal to LIBOR (as adjusted) plus 2.75%. Overdue amounts on the Term A Loans, the Term B Loans and the Revolving Credit Facility will bear interest at the applicable interest rate plus 1.00% per annum (see Note 34).

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


16.    BORROWINGS (continued)

DESCRIPTION OF BORROWINGS (continued)

(c)    PARENT SUBORDINATED PIK DEBENTURES

In November 1996, the Company issued Pounds 50.0 million of units (the "Units") consisting of 12.0% Subordinated Debentures due November 1, 2007 (the "Parent Subordinated PIK Debentures") and warrants to purchase 14.2% of the fully diluted share capital of the Company ("Warrants") pursuant to a securities purchase agreement (the "Securities Purchase Agreement"). The Warrants will be exercisable only upon sale in connection with the acquisition by a person (other than a person who has funds managed by Charterhouse or any other member of Charterhouse's wholly-owned group) of more that 50% of the Ordinary Shares of the Parent (calculated excluding the Ordinary Shares underlying the Warrant) or the unconditional granting of permission for any of the Ordinary Shares of the Parent to be dealt on any recognised investment exchange.

Interest on the Parent Subordinated PIK Debentures is accrued quarterly at a rate of 12.0% per annum, subject, upon, and during the continuation of certain events of default, to an increase to the lesser of (i) 24.0% per annum or (ii) the highest rate of interest then allowed under applicable law. In lieu of cash, interest on the Parent Subordinated PIK Debentures may, at the option of the Company, be paid by issuing additional Parent Subordinated PIK Debentures on any interest payment date (i) on or prior to February 1, 2002, (ii) after February 1, 2002, to the extent the Company's pro-forma total fixed charge coverage ratio would be less than 1.10 to 1.00 or (iii) if (a) at the time of any such payment, there exists a payment default in respect of certain senior indebtedness (including the Notes and indebtedness incurred under the Credit Agreement noted above) or (b) after giving effect to any such payment an event of default pursuant to which such indebtedness under the Indenture or Credit Agreement may be accelerated shall occur and be continuing and the Company is prevented by the holders under the Indenture or the creditors under the Credit Agreement from paying such cash interest.

The Parent Subordinated PIK Debentures may be redeemed at any time at the option of the Company in whole or in part (provided that, at any such time, the Company redeems a minimum of US $5.0 million in aggregate principal amount of the Parent Subordinated PIK Debentures) at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date.

The Parent Subordinated PIK Debentures are unsecured liabilities of the Company.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


17.    ACCOUNTS PAYABLE, ACCRUED LIABILITIES AND DEFERRED INCOME


                                                                                    December 31,      December 31,
                                                                                        1997              1998
                                                                                   ---------------- -----------------
Trade accounts payable                                                                    18,580            20,257
Other taxation and social security                                                         3,690             4,565
Other creditors                                                                            4,587             7,309
Accruals and deferred income                                                              33,162            38,821
                                                                                   ---------------- -----------------
                                                                                          60,019            70,952
                                                                                   ---------------- -----------------


Within accruals and deferred income is Pounds 0.2 million due in more than one year (1997: Pounds 0.6 million).

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


18.    PROVISIONS FOR LIABILITIES AND CHARGES


                                                   Pension         Fair value            Other            Total
                                                   benefits
                                               --------------------------------------------------------------------
At January 1, 1996                                      90             1,228              2,498           3,816
Transfers from accruals and deferred  income             -                 -              1,026           1,026
Charged to operations                                  766                 -              1,249           2,015
Utilised during the period                            (823)              (99)              (418)         (1,340)
                                               --------------------------------------------------------------------

At October 7, 1996                                      33             1,129              4,355           5,517
                                               --------------------------------------------------------------------

At October 8, 1996                                     701             2,703              5,484           8,888
Charged to operations                                  225                 -              2,233           2,458
Utilised during the period                            (229)              (70)              (426)           (725)
                                               --------------------------------------------------------------------

At December 31, 1996                                   697             2,633              7,291          10,621
                                               --------------------------------------------------------------------

Exchange adjustments                                    (2)               71                (69)             --
Charged to operations                                   22                --                763             785
Utilised during the year                              (160)             (866)            (3,285)         (4,311)
                                               --------------------------------------------------------------------

At December 31, 1997                                   557             1,838              4,700           7,095
                                               --------------------------------------------------------------------

Exchange adjustments                                    10               (17)                (5)            (12)
Charged/(released) to operations                       348            (1,497)             4,013           2,864
Utilised during the year                              (398)             (324)              (707)         (1,429)
                                               --------------------------------------------------------------------

At December 31, 1998                                   517                 -              8,001           8,518
                                               --------------------------------------------------------------------


Other provisions at December 31, 1998 includes an amount for claims of Pounds
4.0 million (including Pounds 1.1 million of claims in respect of retirement benefits) and closure and reprocessing costs for the Environmental division of Pounds 4.0 million. See note 6.

19.    DEFERRED TAXATION


                                                 December 31,     December 31,
                                                     1997             1998
                                                --------------  ----------------
Total potential deferred taxation:

Accelerated capital allowances                        1,218              (93)
Losses carried forward                               (3,633)          (7,782)
Other timing differences                             (3,441)          (9,370)
                                                --------------- ----------------
                                                     (5,856)         (17,245)
                                                --------------- ----------------

Asset recorded                                         (286)          (1,348)
                                                --------------- ----------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


20.    SHARE CAPITAL


                                                                                     December 31,    December 31,
                                                                                         1997            1998
                                                                                    -------------------------------
(a)   AUTHORISED SHARE CAPITAL
Equity:

Ordinary `A' shares of 1p each                                                                269            284
Ordinary `B' shares of 1p each                                                                 49             52
Ordinary `C' shares of 1p each                                                                 12             13
Ordinary `D' shares of 1p each                                                                 55             58

Non equity:  Zero coupon redeemable preference shares of Pounds 1 each                     81,815         86,657
                                                                                    -------------------------------
                                                                                           82,200         87,064
                                                                                    -------------------------------

(b) ISSUED SHARE CAPITAL EQUITY:
Ordinary 'A' shares of 1p each                                                                269            284
Ordinary 'B' shares of 1p each                                                                 49             52
Ordinary 'C' shares of 1p each                                                                  -              -
Ordinary 'D' shares of 1p each                                                                  -              -

Non equity:  Zero coupon redeemable preference shares of Pounds 1 each                     81,815         86,657
                                                                                    -------------------------------
                                                                                           82,133         86,993
                                                                                    -------------------------------

ORDINARY SHARES

The A Shares, B Shares, C Shares and D Shares rank pari passu in all respects except that: (i) the holders of A Shares and D Shares have a right on a winding-up to receive the subscription price of those shares in preference to the holders of B Shares and C Shares, but rank pari passu with the holders of B Shares and C Shares on the distribution of any surplus assets available after repayment to the holders of B Shares and C Shares of the subscription price on those shares; (ii) the C Shares confer no right to receive notice of, attend or vote at general meetings of the Company; and (iii) D Shares confer on the holders the right to receive notice of and to attend, but not to vote at, general meetings of the Company.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


20.    SHARE CAPITAL (continued)

ZERO COUPON REDEEMABLE PREFERENCE SHARES

The Preference Shares rank senior on a return of capital to the Ordinary Shares of the Company on a winding up but not otherwise. No dividends will be payable on the Preference Shares. The Preference Shares will be mandatorily redeemed on November 8, 2009 at par value. The Company is required upon the written request from holders of 30% or more of the Preference Shares to redeem all of those shares in issue from any source of funds legally available therefor. Holders of Preference Shares are entitled to receive notice but not to attend and vote at general meetings, except that they can attend and vote on any resolution regarding the winding-up of the Company, a reduction in the Company's capital or a modification of the rights and restrictions attached to the Preference Shares.

                                                                                    December 31,    December 31,
                                                                                        1997            1998
                                                                                   --------------- ----------------
(c) PREMIUM IN EXCESS OF PAR VALUE -

     Ordinary 'A' shares of 1p each                                                       2,416            2,552
     Ordinary 'B' shares of 1p each                                                         441              466
                                                                                   --------------- ----------------
                                                                                          2,857            3,018
                                                                                   --------------- ----------------


                                                                                   --------------- ----------------
(d) Shares to be issued                                                                   2,793             2,793
                                                                                   --------------- ----------------


During the period ended December 31, 1996 the Company issued warrants to subscribe for ordinary `D' shares of 1p each. The shareholder warrants can only be exercised on November 1, 2007 unless certain events occur beforehand. The shareholder warrants, if exercised in full, would represent 14.2% of the fully diluted share capital of the Company. In accordance with FRS 4, the net proceeds of issue of these warrants (Pounds 2.8 million) have been included within shareholders' funds as shares to be issued.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


21.    SHARE OPTION SCHEME

The Company established a share option scheme for senior management on March 1, 1997. The board of directors has allocated options to purchase a maximum of 1,305,416 Ordinary `C' shares under the scheme. 90,029 (1997: 1,340,000)
options were granted and 106,641 (1997: 90,000) were forfeited during the year. The options may not be exercised before the later of (i) three years from the grant date and (ii) the sale of the entire issued share capital of the Company to a single person or the admission to listing on a securities market of the shares of the Company. The options may not be exercised after seven years from grant date. The board of directors of the Company has set the exercise price at Pounds 0.10 per share, being the director's estimate of the fair value of the underlying shares at the grant date. Accordingly, no compensation cost has been recorded in the accompanying consolidated statement of income.


                                         Number      Exercise price             Exercisable between
                                                         (Pounds)
                                      -------------- -------------- ----------------------------------------------

The outstanding options are
  exercisable as follows:

                                          1,043,271      0.10            March 1, 2000            March 1, 2004
                                             10,592      0.10          September 1, 2000        September 1, 2004
                                            172,116      0.10          December 31, 2000        December 31, 2004
                                             23,831      0.10            June 1, 2001             June 1, 2005
                                             55,606      0.10          December 31, 2001        December 31, 2005
                                      -------------
                                          1,305,416
                                      -------------

No options are exercisable at December 31, 1998 and the weighted average remaining contractual life is 5.0 (1997: 6.3) years.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


22.    RETAINED EARNINGS/(DEFICIT)


                                                   Period from      Period from      Year ended       Year ended
                                                   January 1,       October 8,      December 31,     December 31,
                                                     1996 to          1996 to           1997             1998
                                                 October 7, 1996    December 31,
                                                                       1996
                                                 ---------------- ---------------- ---------------- ----------------
At beginning of period                                  (2,381)              -        (286,664)        (294,549)
Exchange adjustments                                      (352)          4,093          (7,611)             928
Net income/(loss)                                       11,237          (1,438)         (1,598)         (20,591)
Goodwill written off on acquisition                          -        (289,319)              -                -
Goodwill adjustments                                         -               -           1,324                -
Dividends                                              (28,329)              -               -                -
Capitalisation of indebtedness to other                 41,542               -               -                -
Inchcape plc companies
                                                 ---------------- ---------------- ---------------- ----------------
At end of period                                        21,717        (286,664)        (294,549)       (314,212)
                                                 ---------------- ---------------- ---------------- ----------------

Included in Retained deficit is Pounds 270.6 million which represents goodwill written off to reserves prior to December 31, 1997 (at December 31, 1996 and 1997: Pounds 284.7 million and Pounds 275.1 million, respectively).

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


23.    RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' EQUITY/(DEFICIT)


                                                                  Period from      Period from       Year ended       Year ended
                                                                    January 1,       October 8,      December 31,    December 31,
                                                                     1996 to          1996 to           1997             1998
                                                                October 7, 1996    December 31,
                                                                                       1996
                                                                ---------------- ---------------- ---------------- --------------
Total recognised gains and losses for the period                      (17,164)          2,655          (9,209)        (19,663)
Issue of Successor Company ordinary share capital                        --             3,175            --               179
Issue of Successor Company ordinary share warrants                       --             2,793            --              --
Issue of Successor Company redeemable preference shares                  --            81,815            --             4,842
Goodwill movements                                                       --          (289,319)          1,324            --
Capitalisation of indebtedness to other Inchcape plc companies         41,542            --              --              --
                                                                ---------------- ---------------- ---------------- --------------
                                                                       24,378        (198,881)         (7,885)        (14,642)
Opening shareholders' equity/(deficit)                                 32,890            --          (198,881)       (206,766)
                                                                ---------------- ---------------- ---------------- --------------
Closing shareholders' equity/(deficit)                                 57,268        (198,881)       (206,766)       (221,408)
                                                                ---------------- ---------------- ---------------- --------------


                                                                                                     December 31,   December 31,
                                                                                                         1997           1998
                                                                                                  ---------------- --------------
Analysis of closing shareholders' deficit

Equity interests                                                                                     (288,581)       (308,065)
Non-equity interests                                                                                   81,815          86,657
                                                                                                  ---------------- --------------
                                                                                                     (206,766)        (221,408)
                                                                                                  ---------------- --------------


24.    RECONCILIATION OF OPERATING INCOME TO OPERATING CASH FLOWS


                                                Period from       Period from       Year ended       Year ended
                                              January 1, 1996   October 8, 1996    December 31,     December 31,
                                               to October 7,    to December 31,        1997             1998
                                                    1996             1996
                                              ---------------------------------------------------------------------
Operating income                                     21,686             5,901           36,634           23,043
Depreciation charge                                   8,753             2,680           12,134           11,153
Goodwill amortisation                                     -                 -                -              377
Loss on sale of fixed assets                            347             1,345            1,697              157
(Increase)/decrease in inventories                     (651)              120             (725)          (1,075)
Increase in receivables and prepayments              (6,148)           (2,746)          (7,408)         (11,380)
Increase in payables                                  3,018             2,329            6,918            5,720
Discontinued operating exceptional provisions             -                 -                -            5,144
Increase/(decrease) in other provisions               1,701             1,733           (3,526)            (728)
                                              ---------------------------------------------------------------------
                                                     28,706            11,362           45,724           32,411
Equity income of associates                            (374)              (69)             (78)              13
Less dividends received from associates                   -                41                -               21
                                              ---------------------------------------------------------------------
Total operating cash inflow                          28,332            11,334           45,646           32,445
                                              ---------------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


25.    ANALYSIS OF CASH FLOWS


                                                 Period from      Period from       Year ended       Year ended
                                               January 1, 1996  October 8, 1996    December 31,     December 31,
                                                to October 7,   to December 31,        1997             1998
                                                     1996             1996
                                               --------------------------------------------------------------------
RETURNS ON INVESTMENT AND SERVICING OF FINANCE
Net interest paid                                    (3,419)          (1,196)         (20,176)         (22,631)
Dividends paid to minorities                           (661)            (145)          (1,713)          (2,439)
Dividends received from other Inchcape plc            5,417                -                -                -
companies

                                               --------------------------------------------------------------------
                                                      1,337           (1,341)         (21,889)         (25,070)
                                               --------------------------------------------------------------------

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of property, plant and equipment           (12,439)          (5,663)         (13,732)         (14,026)
Sale of property, plant and equipment                   162               58              737               67
                                               --------------------------------------------------------------------
                                                    (12,277)          (5,605)         (12,995)         (13,959)
                                               --------------------------------------------------------------------

ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings                    (834)        (336,737)               -          (10,734)
Acquisition provision payments                             -               -           (9,392)            (600)
Sale of subsidiary undertakings                        7,546               -                -             (341)
                                               --------------------------------------------------------------------
                                                       6,712        (336,737)          (9,392)         (11,675)
                                               --------------------------------------------------------------------

FINANCING
Issue of ordinary shares and shares to be                  -           5,968                -              179
issued
Issue of redeemable preference shares                      -          81,815                -            4,842
Issue of short term debt                                   -               -                -           16,440
Issue of long term debt                                    -         283,210                -                -
Increase in net funding from other Inchcape
    plc companies                                      3,230               -                -                -
Repayment of other loans                                  (3)           (636)          (2,378)          (5,472)
Cash subscribed by minorities                              -               -              430               25
                                               --------------------------------------------------------------------
                                                       3,227         370,357           (1,948)          16,014
                                               --------------------------------------------------------------------


26.    ANALYSIS OF NET DEBT


                                  At         Cash flow   Acquisitions   Debt issued     Other       Exchange        At
                               December                                  in lieu of    non-cash   adjustments    December
                               31, 1997                                   interest     changes                   31, 1998
                                                                          payment
                              -------------------------------------------------------------------------------------------
Net cash

Cash in hand and at bank         25,153       (8,205)          313            --           --          (489)       16,772
                              -------------------------------------------------------------------------------------------

Debt
Debt due within one year         (5,268)     (10,968)         (669)           --         (5,263)        (41)      (22,209)
Debt due after one year        (272,036)        --            --            (7,088)       3,344       2,216      (273,564)
                              -------------------------------------------------------------------------------------------
                               (277,304)     (10,968)         (669)         (7,088)      (1,919)      2,175      (295,773)

                              -------------------------------------------------------------------------------------------
Total net debt                 (252,151)     (19,173)         (356)         (7,088)      (1,919)      1,686      (279,001)
                              -------------------------------------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


27.    ACQUISITIONS

(a)    SUCCESSOR COMPANY

On October 8, 1996, the Company acquired from Inchcape plc the whole of its Inchcape Testing Services Division. The acquisition method of accounting has been adopted. The analysis of net assets acquired and the fair value to the Company is set out below. The resulting goodwill of Pounds 289.3 million has been eliminated against shareholders' equity.


                                  Book value      Revaluation      Accounting    Other fair value      Total
                                                                     policy
                               ------------------------------------------------------------------------------------
Cash                                 28,009               -                 -               -          28,009
Receivables                          60,094               -                 -               -          60,094
Stock                                 2,866               -              (461)              -           2,405
Other current assets                 10,092               -              (457)          1,900          11,535
Property, plant and equipment        48,910             308                 -               -          49,218
Associate undertakings                1,660               -                 -               -           1,660
Borrowings                           (1,397)              -                 -               -          (1,397)
Accounts payable                    (45,125)              -                 -            (389)        (45,514)
Income tax                           (9,332)              -                 -               -          (9,332)
Deferred tax                          2,963               -                 -          (2,379)            584
Provisions                           (2,078)              -                 -          (3,371)         (5,449)
Net balance with Inchcape plc       (39,394)              -                 -               -         (39,394)
                               ------------------------------------------------------------------------------------
                                     57,268             308              (918)         (4,239)         52,419
                               ------------------------------------------------------------------------------------
Minority interests                                                                                     (2,301)
                                                                                                  -----------------
Fair value of net assets acquired:                                                                     50,118
                                                                                                  =================

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


27.    ACQUISITIONS (continued)


                                                                  Provisional        Goodwill          Final
                                                                                   adjustments
                                                                ------------------------------------------------
FAIR VALUE OF CONSIDERATION:

Initial cash consideration (including fees of Pounds 7.5 million)    386,786          (1,324)          385,462
Post closing purchase price adjustments                               (7,955)              -            (7,955)
                                                                ------------------------------------------------
                                                                     378,831          (1,324)          377,507
Settlement of net indebtedness of Predecessor Company to             (39,394)              -           (39,394)
Inchcape plc

                                                                ------------------------------------------------
                                                                     339,437          (1,324)          338,113
Less fair value of net assets acquired                               (50,118)              -           (50,118)
                                                                ------------------------------------------------
Goodwill arising on acquisition                                      289,319          (1,324)          287,995
                                                                ------------------------------------------------


The goodwill adjustments reflect a reduction in consideration in respect of the Indian operations of Pounds 1.0 million and a reduction in professional fees of Pounds 0.3 million.

The revaluation of Pounds 0.3 million comprises an upward adjustment of Pounds 1.2 million in respect of freehold properties and a downward adjustment of Pounds 0.9 million in respect of plant and equipment.

The accounting policy adjustments of Pounds 0.9 million comprise the write down of property deposits to landlords to align with the Company's policy of not recognising such assets on the balance sheet and the write down of work in progress to align with the Company's policy on the recognition of work in progress.

The other fair value adjustments principally comprise:

o Pounds 1.9 million prepayment in respect of surpluses in funded pension schemes assessed on an actuarial basis as at the effective date of acquisition;

o Pounds 0.7 million provision in respect of deficits in funded pension schemes assessed on an actuarial basis as at the effective date of acquisition;

o Pounds 2.1 million discounted provision in respect of the excess of contracted property rental charges over market rentals at the effective date assessed by an independent valuer;

o Pounds 0.6 million provision for the costs of changes to the Company's signage to remove references to Inchcape plc as contractually required by the share purchase agreement; and

o Pounds 2.4 million reduction in deferred tax amounts in compliance with the requirements of Statement of Standard Accounting Practice 15 ("Accounting for deferred tax").

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


27.    ACQUISITIONS (continued)

(b)    PREDECESSOR COMPANY

Acquisitions during the period ended October 7, 1996 were not material to revenues, operating profit and the net assets, either individually or in aggregate.

(c)    SUCCESSOR COMPANY

During 1998, the Company acquired eight companies in its Caleb Brett division. The provisional analysis of net assets acquired and the fair value to the Company is set out below. The resulting provisional goodwill of Pounds
13.7 million has been capitalised and is being amortised over 20 years.


                                             Book value    Revaluation   Accounting    Other fair       Total
                                                                           policy         value
                                                                                       adjustments
                                            ----------------------------------------------------------------------
Trade receivables                                  2,091            -            (80)            -        2,011
Stock                                                 90            -            (90)            -            -
Other current assets                                 528            -              -           (38)         490
Property, plant and equipment                      1,953         (156)           (51)            -        1,746
Investments                                          164         (162)             -            (2)           -
Accounts payable                                  (2,744)           -              -          (235)      (2,979)
Taxation                                              50            -              -             -           50
Provisions                                           (55)           -              -             -          (55)
                                            ----------------------------------------------------------------------
                                                   2,077         (318)          (221)         (275)       1,263
                                            ----------------------------------------------------------------------
Minority interests                                                                                            -
                                                                                                    --------------
Provisional Fair value of net assets acquired:                                                             1,263
                                                                                                    ==============

FAIR VALUE OF CONSIDERATION:
Initial cash consideration (including fees of Pounds 0.5 million)                                        10,735
Deferred consideration payable                                                                            3,490
Overdraft acquired                                                                                           32
Loans acquired                                                                                              661
                                                                                                    --------------
                                                                                                         14,918

Less fair value of net assets acquired                                                                   (1,263)
                                                                                                    --------------
Provisional goodwill arising on acquisition                                                              13,655
                                                                                                    --------------

Approximately 75% of the goodwill arose on the purchase of two companies. In April 1998, Caleb Brett acquired the business of Van Sluys and Bayet Group ("VSB") in Belgium for a purchase consideration of approximately Pounds 4.2 million resulting in goodwill of Pounds 3.9 million. In June 1998, Caleb Brett acquired a Norwegian company - West Lab Services AS ("West Lab"), for approximately Pounds 6.9 million resulting in goodwill of Pounds 6.2 million.

The other fair value adjustments principally comprise a Pounds 0.2 million provision in respect of unprovided liabilities, namely provisions for a claim and unprovided holiday pay.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


27.    ACQUISITIONS (continued)

(d)    NET CASH OUTFLOW ON PURCHASE OF SUBSIDIARIES AND ASSOCIATES


                                                     Period from     Period from      Year ended      Year ended
                                                      January 1,      October 8,     December 31,    December 31,
                                                       1996 to         1996 to           1997            1998
                                                      October 7,     December 31,
                                                         1996            1996
                                                    --------------- --------------- --------------- ---------------
Fair value of consideration                                  885         378,831                -         14,918
Net deferred consideration payable                             -               -                -         (3,490)
Cash and cash equivalents acquired                           (51)        (28,009)               -            (32)
Loans acquired                                                 -               -                -           (661)
Contingent consideration recoverable received                  -          (2,850)               -              -
Excess consideration recoverable received                      -          (4,570)               -              -
Fees payable                                                   -          (6,665)               -            599
                                                    --------------- --------------- --------------- ---------------
Net cash outflow in respect of acquisition made
      during the period and prior period adjustments         834         336,737                -         11,334
                                                    --------------- --------------- --------------- ---------------


The results of operations for the period from October 8, 1996 to December 31, 1996 were generated entirely from the acquisition in that period.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


28.    PENSION PLANS

The Group operates a number of pension plans throughout the world. In most locations, these are defined contribution arrangements. There are significant defined benefit plans in the U.K., U.S.A., Hong Kong and Taiwan. These are all funded plans, with assets held in separate trustee administered funds.

The total pension cost for the group was:


                                                    Period from     Period from      Year ended     Year ended
                                                     January 1,      October 8,     December 31,   December 31,
                                                      1996 to         1996 to           1997           1998
                                                     October 7,     December 31,
                                                        1996            1996
                                                   --------------- --------------- --------------- --------------
Defined benefit plans                                       766             225           1,318          1,638
Defined contribution plans                                2,916             914           5,648          5,025
                                                   --------------- --------------- --------------- --------------
                                                          3,682           1,139           6,966          6,663
                                                   --------------- --------------- --------------- --------------


The pension cost for the defined benefit plans was assessed in accordance with the advice of qualified actuaries based on actuarial valuations conducted during the year using appropriate methods and assumptions. The projected unit method was used and the principal assumption was that, on average, annual investment returns would exceed salary increases by 1.9%.

The pension cost for the defined contribution plans is the contribution payable by the group during the year.

At December 31, 1998 the aggregate market value of the main defined benefit plans was Pounds 23.0 million. The benefits accrued to members of the UK plan (allowing for expected future salary and pension increases) were 131% funded. The accrued benefits in the other plans were between 70% and 90% funded, reflecting differences in local funding practice. Actual contributions to the plans were determined on the basis of separate actuarial advice and were Pounds 1.3 million (1997: Pounds 1.1 million; period from October 8, 1996 to December 31, 1996: Pounds 0.2 million; period from January 1, 1996 to October 7, 1996: Pounds 0.6 million). A prepayment of Pounds 0.4 million (1997:
Pounds 0.8 million; at December 31, 1996: Pounds 1.2 million; at October 7, 1996: Pounds 1.3 million) is included in debtors, this being the value of surplus assets in the defined benefit plans as at September 30, 1996, and the accumulated differences between the actual contributions paid and the pension cost since that date.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)

29.    CONTINGENT LIABILITIES


                                                                                    December 31,   December 31,
                                                                                        1997           1998
                                                                                   --------------- --------------
Performance bonds                                                                         1,916          2,086
Other guarantees                                                                          3,053          2,551
                                                                                   --------------- --------------
                                                                                          4,969          4,637
                                                                                   --------------- --------------

The Company is a defendant in various lawsuits and has been named in a number of claims. The Company is defending these matters vigorously and investigations and discovery are in progress. The Company has been fully and partially indemnified by Inchcape plc, the previous owner of Inchcape Testing Services, in respect of specified litigation and claims outstanding at the date of the Acquisition.

The ultimate outcome and cost of litigation and claims cannot presently be determined. However, the directors do not consider that the ultimate outcome of these matters will have a material adverse impact on the Company's financial position or results of operations.

The Company has been fully indemnified by Inchcape plc in respect of any actual or contingent taxation liabilities of the Predecessor Company that may arise in respect of all previous accounting periods up to September 30, 1996.

ENVIRONMENTAL PROTECTION AGENCY

In December 1997, Intertek Testing Services Environmental Laboratories, Inc. ("ITS Environmental") discovered certain discrepancies in reported testing results at its facility in Richardson, near Dallas, Texas ("Dallas"). A further investigation by the Quality Assurance/Quality Control department of ITS Environmental revealed that technicians at the Dallas facility had at various times, manually integrated data and improperly calibrated test equipment in a way that may have skewed the accuracy of the test results that have been reported but not necessarily the basic data recorded in the testing equipment.

ITS Environmental promptly reported these discrepancies to the EPA and to clients. Civil and criminal investigations are under way. A government investigation at the ITS Environmental facility uncovered evidence of false reporting beyond that initially discovered and disclosed by ITS Environmental.

ITS Environmental has requested inclusion in the EPA's Voluntary Disclosure Program. Under this program it may be possible to foreclose criminal but not civil penalties. If the actions of ITS Environmental that were disclosed to the EPA are found to qualify for the immunities available under its Voluntary Disclosure Program, the protection of this program may not extend to improper actions subsequently discovered.

In August 1998, ITS Environmental sold its laboratory business in Burlington, Vermont U.S.A. and St. Helens, U.K. and stopped commercial operations at the laboratory in Dallas. These actions effectively resulted in the discontinuation of business at ITS Environmental.

Although commercial operations have been discontinued in Dallas, the facility will be used to reprocess the original data. During the past few months, ITS Environmental has developed an effective data screening and reprocessing method. The reprocessing effort is aimed at providing clients with data of known quality. To date the screening and reprocessing, which is at an advanced stage, has shown no evidence of discrepancies in test results which had an impact on health and safety.

As of December 31, 1998 Pounds 2.3 million has been spent and a provision of approximately Pounds 2.8 million has been made to cover estimated future reprocessing costs and associated legal costs which are currently expected to continue until July 1999.

ITS Environmental continues to co-operate fully with the government investigation. No action has been brought against ITS Environmental to date. At this time, it is not possible to estimate the cost of any civil or criminal penalties arising from this matter. However, on the basis of currently available information, the directors consider that the outcome is unlikely to have a material effect on the financial state of the ITS group. Rights of recovery against Inchcape plc, under the Share Purchase Deed are being pursued.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


30.   OTHER COMMITMENTS

ITS had annual commitments under non-cancellable operating leases as follows:


                                                                                    December 31,   December 31,
                                                                                        1997           1998
                                                                                   --------------- --------------
Payable in one year:
Expiring within one year                                                                  3,280          2,638
Expiring within two to five years inclusive                                               7,795          7,629
Expiring in more than five years                                                          1,655          1,185
                                                                                   --------------- --------------
                                                                                         12,730         11,452
                                                                                   --------------- --------------
Being in respect of:
Land and buildings                                                                       10,254          9,124
Other                                                                                     2,476          2,328
                                                                                   --------------- --------------
                                                                                         12,730         11,452
                                                                                   --------------- --------------


31.    DIVIDENDS

Dividends of Pounds 28.3 million were paid out of capital during the period January 1, 1996 to October 7, 1996. There is no related tax effect.

32.    RELATED PARTY TRANSACTIONS

Inchcape plc provided treasury, tax, and other services and corporate office space to the Predecessor Company for which it charged a management fee. The fee charged for the period from January 1, 1996 to October 7, 1996 was Pounds
0.7 million. Additionally, Inchcape plc arranged for third-party services, including insurance and external audit, on behalf of the Predecessor Company. These costs were paid directly by the Predecessor Company.

33.    SUBSEQUENT EVENTS

OPERATIONS

In a press release dated January 12, 1999, ITS announced that pre-shipment inspection on Nigerian imports and inspection services on petroleum exports in the Foreign Trade Supervision division will terminate. On January 4, 1999, the President of Nigeria announced in a speech concerning the Nigerian budget that the Government of Nigeria will terminate all such contracts on March 31, 1999. If these programmes are terminated, ITS will lose annual revenues of approximately Pounds 21.5 million and the FTS division will be restructuring accordingly in 1999 at an estimated cost of Pounds 2.3 million.

As of March 12, 1999, ITS has received from the Government of Nigeria payments totally Pounds 9.5 million in respect of the debt outstanding at December 31, 1998. Discussions are continuing with representatives of the Nigerian Government regarding payment of the remaining debt.

FINANCING

The Group is presently at an advanced stage of refinancing its operations through the amendment of banking arrangements and plans to raise an additional Pounds 20.0 million of new equity. Management expects that the above refinancing and equity issue will be completed and effective before the end of April 1999. The new equity issue will be fully underwritten.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


34.    FINANCIAL INSTRUMENTS

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to manage interest rate and foreign currency risks. Whilst these hedging instruments are subject to fluctuations in value, such fluctuations are generally offset by the value of the underlying exposures being hedged. The Company is not a party to any leverage derivatives and does not hold derivative financial instruments for trading purposes.

The notional amount of derivatives summarised in this footnote does not represent amounts exchanged by parties and, thus, are not a measure of the exposure of the Company through its use of derivatives. The amounts exchanged are calculated on the basis of the notional amount and the other terms of the derivatives, which relate to interest rate or exchange rates.

Counterparties to financial instruments expose the Company to credit-related losses in the event of non-performance, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings. The Company does not demand collateral when entering into derivative financial instruments. The credit exposure of interest rate and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period.

FOREIGN EXCHANGE RISK MANAGEMENT

A substantial portion of the Company's sales is derived from customers located outside the United Kingdom. In addition the net assets of foreign subsidiaries represent a significant portion of the Company's shareholders' funds. The Company's administrative operations are conducted in several countries outside of the United Kingdom and operating costs are incurred in currencies other than the pound sterling. Because of the high proportion of international activity, the Company's income is exposed to exchange rate fluctuations. Risk of two kinds arise as a result: a "transaction risk," that is, the risk that currency fluctuations will have a negative effect on the value of the Company's commercial cash flows in various currencies, and a "translation risk," that is, the risk of adverse currency fluctuations in the translation of foreign currency operations and foreign assets and liabilities into pound sterling.

The Company enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies. Some of the contracts involve the exchange of two foreign currencies, according to local needs in foreign subsidiaries. The term of the currency derivatives generally do not exceed one year.

The table below summarises by major currency the contractual amounts of the Company's forward exchange contracts in pound sterling. The "buy" amounts represent the pound sterling equivalent of commitments to purchase foreign currency, and the "sell" amounts represent the pound sterling equivalent of commitment to sell foreign currencies.

                                                         December 31, 1997                  December 31, 1998
                                                 ---------------------------------- ----------------------------------
                                                       Buy              Sell              Buy              Sell
                                                 ---------------- ----------------- ---------------- -----------------
United States dollar                                      -              2,096                -             4,968
Swiss franc                                               -              4,452                -             4,082
Canadian Dollar                                       2,054                 -             1,488                 -
Norwegian Kroner                                          -                 -             6,207                 -
Indonesian Rupiah                                         -                 -               298                 -
Australian Dollar                                         -                 -             1,546                 -
German Deutschemark                                       -                 -             1,636                 -


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


34.    FINANCIAL INSTRUMENTS (continued)

The following table presents information regarding the forward exchange contract amounts in pound sterling equivalent and the estimated fair value of the Company's forward contracts with a positive fair value (assets) and a negative fair value (liabilities):


                                                         December 31, 1997                  December 31, 1998
                                                 ---------------------------------- ----------------------------------
                                                 Contract amount     Fair value     Contract amount     Fair value
                                                 ---------------- ----------------- ---------------- -----------------
Assets                                                 4,478               26            12,223              245
Liabilities                                            2,054              (41)            3,034              (85)


INTEREST RATE RISK MANAGEMENT

The Company has a significant amount of borrowing bearing interest at variable rates. To reduce its expose to interest rate fluctuations, the Company enters into interest rate cap and swap agreements.

The Company utilises interest rate cap agreements to limit the impact of increases in interest rates on its floating-rate debt. Interest rate cap agreements require premium payments to counterparties based upon a notional principal amount. Interest rate cap agreements entitle the Company to receive from the counterparties the amount, if any, by which the selected market interest rate exceeds the strike rate stated in the agreements. At December 31, 1998, the notional amount in pound sterling of interest rate cap agreements amounted to Pounds 41.8 million (1997: Pounds 42.4 million) with the interest rate cap set at 7% (1997: 7%). Unamortised premiums included in other current assets amount to Pounds 0.1 million at December 31, 1998 (1997:
Pounds 0.2 million).

The Company also enters into interest rate swap agreements to convert certain long-term borrowing at floating rates (based on inter-bank borrowing rates in various countries) to fixed rates, that are lower than those available to the Company if the fixed-rate borrowing were made directly. Under the interest rate swap agreements, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount.

The following table summarises the Company's interest rate swaps at December 31, 1997 and 1998:


                                                  December 31, 1997
  ----------------------- ---------------------- ---------------------- ---------------------- ----------------------
     Notional amount          Receive rate         Pay rate (fixed)           Maturity              Fair Value
                               (floating)
  ----------------------- ---------------------- ---------------------- ---------------------- ----------------------

           13,774                  5.94%                  6.25%               Dec-2001                   (114)
           27,082                 11.21%                  6.59%               Dec-1999                  1,732
            8,428                  5.03%                  6.80%               Dec-2001                   (293)
            5,071                  3.87%                  5.09%               Dec-2001                    (69)




                                                  December 31, 1998
  ----------------------- ---------------------- ---------------------- ---------------------- ----------------------
     Notional amount          Receive rate         Pay rate (fixed)           Maturity              Fair Value
                               (floating)
  ----------------------- ---------------------- ---------------------- ---------------------- ----------------------
           13,690                  5.04%                  6.25%               Dec-2001                  (436)
           21,499                  6.19%                  6.59%               Dec-1999                   (26)
            8,054                  3.64%                  6.80%               Dec-2001                  (641)
            5,343                  3.26%                  5.09%               Dec-2001                  (269)

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


34.    FINANCIAL INSTRUMENTS (continued)

CONCENTRATION OF CREDIT RISK

At December 31, 1998 the Company did not consider there to be any significant concentration of credit risk. Potential concentrations of credit risk to the Company comprise principally cash and cash equivalents and trade receivables. The Company maintains cash deposits with several major banks which at times may exceed insured limits. Management periodically assesses the financial condition of the institutions and believes that any possible credit risk is minimal. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographic locations.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's on-balance sheet financial instruments, with the exception of borrowings, are generally short term in nature. Accordingly, the fair value of such instruments approximates their carrying value. Borrowings include fixed-rate loans for which their fair value differs from their carrying value. The fair value of fixed-rate borrowings was calculated based on discounted cash flows using the current rates offered to the Company for debt of the same maturities. The fair value of variable rate borrowings approximates carrying value because such loans reprice at market rate periodically. The fair value of long-term borrowings, including current portion, was approximately Pounds 300.5 million and Pounds 287.1 million (carrying value Pounds 292.9 million and Pounds 277.3 million) at December 31, 1998 and 1997, respectively. The fair value of off-balance sheet financial instruments are as follows:


                                             Year ended December    Year ended December
                                                  31, 1997               31, 1998
                                             --------------------- ----------------------
Forward exchange contracts                                  (15)                   159
Interest rate caps                                          364                     14
Interest rate swaps                                       1,257                 (1,372)


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


35.    SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP

The consolidated financial statements are prepared in conformity with U.K. GAAP. These accounting principles differ in certain material respects from U.S. GAAP. Described below are the material differences between U.K. GAAP and U.S. GAAP affecting the net income/(loss) and shareholders' equity/(deficit) which are set forth in the tables that follow.

GOODWILL AND OTHER INTANGIBLE ASSETS

Under U.K. GAAP, purchased goodwill in respect of acquisitions before January 1, 1998 was written off to reserves in the year of acquisition. Purchased goodwill in respect of acquisitions since January 1, 1998 is capitalised in accordance with the requirements of FRS 10, Goodwill and intangible assets. Positive goodwill is amortised to nil over equal instalments over its estimated useful life, generally not exceeding 20 years. Under U.S. GAAP, goodwill and identifiable intangibles are capitalised and are written off over their estimated useful lives, generally not exceeding 40 years. U.S. GAAP goodwill and identifiable intangibles are being written off over periods not exceeding 20 years.

The gross cost under U.S. GAAP as of December 31, 1998 of goodwill is Pounds
230.6 million (1997: Pounds 234.7 million) and identifiable intangibles related to the covenants not to compete is Pounds 37.1 million (1997: Pounds
37.3 million). Accumulated amortisation under U.S. GAAP as of December 31, 1998 of goodwill is Pounds 26.5 million (1997: Pounds 15.2 million) and of identifiable intangibles is Pounds 27.9 million (1997: Pounds 15.6 million).

REDEEMABLE PREFERENCE SHARES

Under U.K. GAAP, preference shares with mandatory redemption features or redeemable at the option of the security holders would be classified as a component of shareholders' equity. U.S. GAAP requires such redeemable preference shares not to be classified as shareholders' equity.

CHANGE IN ACCOUNTING POLICY

Under U.K. GAAP, the change in accounting policy in 1996 on certain foreign trade supervision business has been accounted for on a retrospective basis by restating financial statements for the prior periods. Under U.S. GAAP, such adjustments would be considered a change in accounting estimate that would result in an expense being recorded in the period of change.

PENSION COSTS -- DEFINED BENEFIT PLANS

Under U.K. GAAP, the cost of providing pension benefits is expensed over the average expected service lives of eligible employees on the basis of a constant percentage of current and estimated future earnings. Under U.S. GAAP, Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions", requires that pension costs be determined based on a comparison of the projected benefit obligation with the market value of the underlying plan assets and other unrecognised gains and losses assessed on an actuarial basis.

As a result of this difference in methodology, the U.S. GAAP pension expense can be significantly different from that determined under U.K. GAAP and tends to be more sensitive to changing economic conditions.

COMPENSATED ABSENCES

Under U.S. GAAP, compensated absences, being an employee's paid holiday entitlements, are accrued as earned. For companies that do not allow employees to carry compensated absences over from one year to the next, no accrual is required. U.K. GAAP does not require provision to be made.

FIXED ASSET REVALUATIONS

U.S. GAAP requires that fixed assets be recorded at historical cost and depreciated over their estimated useful lives. U.K. GAAP, including the Companies Act, permits regular revaluation of certain assets, primarily land and buildings, at the amount of an independent professional valuation.

INVESTMENTS IN OTHER INCHCAPE PLC COMPANIES

As discussed in Note 2, certain subsidiaries of the Predecessor Company have not been combined but are stated at cost in the combined balance sheets. As these entities were not acquired by Intertek Testing Services Limited in October 1996 (Note 2), under U.S. GAAP the investment in these entities, and related dividends received, have been retroactively eliminated from the financial statements.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


35.    SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP (continued)

DEFERRED TAXATION

Under U.K. GAAP, deferred taxation is accounted for using the liability method to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. Under U.S. GAAP, deferred taxation is provided on all temporary differences and carryforwards. Deferred tax assets are recognised to the extent that it is more likely than not that they will be realised. Where doubt exists as to whether a deferred tax asset will be realised, an appropriate valuation allowance is established. In addition, deferred taxes on other U.S. GAAP differences is provided.

EFFECT OF MATERIAL DIFFERENCES BETWEEN U.K. AND U.S. GAAP AND ADDITIONAL DISCLOSURES

(a)    NET INCOME/(LOSS)


                                                   Period from       Period from       Year ended        Year ended
                                                 January 1, 1996     October 8,       December 31,      December 31,
                                                  to October 7,        1996 to            1997              1998
                                                       1996         December 31,
                                                                        1996
                                                 ----------------- ---------------- ----------------- -----------------
Net income/(loss) reported under U.K. GAAP              11,608           (1,438)           (1,598)          (20,591)
Goodwill amortisation                                   (2,927)          (3,723)          (12,337)          (11,627)
Covenants not to compete amortisation                     (522)          (3,171)          (12,683)          (12,530)
Change in accounting policy                              2,822           (5,948)                -                 -
Pensions                                                   111               37              (130)             (213)
Compensated absences                                      (324)             327               526              (278)
Fixed asset revaluations                                  (280)               -                 -                 -
Dividends from other Inchcape plc companies             (5,417)               -                 -                 -
Deferred taxes                                          (1,239)             620               185                 -
Tax effect of U.S. GAAP reconciling adjustments           (886)           1,976                 -                 -
                                                 ----------------- ---------------- ----------------- -----------------
Net income/(loss) in conformity with U.S.
   GAAP                                                  2,946          (11,320)          (26,037)          (45,239)
                                                 ----------------- ---------------- ----------------- -----------------

Continuing operations                                    3,539           (8,883)          (24,457)          (40,344)
Discontinued operation                                    (593)          (2,437)           (1,580)           (4,895)
                                                 ----------------- ---------------- ----------------- -----------------
Net income/(loss) in conformity with U.S.

   GAAP                                                  2,946          (11,320)          (26,037)          (45,239)
                                                 ----------------- ---------------- ----------------- -----------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


35.    SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP (continued)

(b)    SHAREHOLDERS' DEFICIT

The approximate effects on shareholders' deficit of material differences between U.K. and U.S. GAAP are as follows:


                                                                                       Year ended        Year ended
                                                                                      December 31,      December 31,
                                                                                          1997              1998
                                                                                    ----------------- -----------------
Shareholders' deficit reported under U.K. GAAP                                           (206,766)         (221,408)
Goodwill                                                                                  219,521           204,136
Covenants not to compete                                                                   21,796             9,286
Redeemable preference shares                                                              (81,815)          (86,656)
Pensions                                                                                    1,207               994
Compensated absences                                                                         (408)             (686)
                                                                                    ----------------- -----------------
Shareholders' deficit in conformity with U.S. GAAP                                        (46,465)          (94,334)
                                                                                    ----------------- -----------------


The following table reconciles shareholders' deficit under U.S. GAAP:

Shareholders' deficit at beginning of period                                                (5,263)          (46,465)
Issue of shares                                                                                  -               179
Net loss for the period                                                                    (26,037)          (45,239)
Exchange adjustments                                                                       (15,165)           (2,809)
                                                                                    ----------------- -----------------
Shareholders' deficit at end of period                                                     (46,465)          (94,334)
                                                                                    ----------------- -----------------


(c)    CASH FLOWS

The statements of cash flows prepared in accordance with U.K. GAAP present substantially the same information as that required under U.S. GAAP. Under U.S. GAAP however, there are certain differences from U.K. GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash.

Under U.K. GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under U.S. GAAP, three categories of cash flow activity are reported, those being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would, with the exception of dividends paid, be included as operating activities under U.S. GAAP. Capital expenditure and financial investment, acquisitions and disposals and management of liquid resources would be included as investing activities. The payment of dividends would be included under financing activities under U.S. GAAP.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


35.    SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP (continued)

Set out below is a summary of the statements of cash flows under U.S. GAAP.


                                                    Period from      Period from        Year ended       Year ended
                                                    January 1,     October 8, 1996     December 31,     December 31,
                                                      1996 to      to December 31,         1997             1998
                                                  October 7, 1996        1996
                                                  ---------------- ----------------- ----------------- ----------------
Net cash provided by operating activities               14,707             8,659            24,662            7,027
Net cash used in investing activities                   (3,275)         (342,009)          (22,089)         (24,899)
Net cash (used in)/provided by financing               (20,636)          367,994            (9,713)          11,094
activities

                                                  ---------------- ----------------- ----------------- ----------------
                                                        (9,204)           34,644            (7,140)          (6,778)
Effect of exchange rate changes                           (499)           (1,231)           (1,609)            (489)
                                                  ---------------- ----------------- ----------------- ----------------
Net (decrease)/increase in cash  by continuing

     operations                                         (9,703)           33,413            (8,749)          (7,267)
                                                  ---------------- ----------------- ----------------- ----------------

(Decrease)/increase in cash by continuing               (9,703)           33,413            (8,749)          (7,267)
operations

Increase/(decrease) in cash by discontinued                 29                72               417           (1,114)
operation

                                                  ---------------- ----------------- ----------------- ----------------
Cash at beginning of period                             37,811                 -            33,485           25,153
Cash at end of period                                   28,137            33,485            25,153           16,772
                                                  ---------------- ----------------- ----------------- ----------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


35.    SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP (CONTINUED)

(d)    PENSIONS

The disclosures below detail the additional information required by SFAS No. 132 "Employers' Disclosures About Pensions and Other Postretirement Benefits" in respect of the Company's funded defined benefit plans.

The Company's principal defined benefits pension plans are located in the U.K., U.S., Taiwan and Hong Kong. The following is a summary of the funded status and the net periodic benefit costs for the defined benefit pension plans:


                                                                                    December 31,     December 31,
                                                                                        1997             1998
                                                                                  ---------------------------------
 CHANGE IN BENEFIT OBLIGATION
 Benefit obligation at beginning of year                                                16,282           19,164
 Service cost                                                                            1,748            2,151
 Interest cost                                                                           1,348            1,478
 Plan participants' contributions                                                          204              277
 Actuarial loss                                                                            568            1,286
 Benefits paid                                                                          (1,004)          (1,187)
 Exchange rate effects                                                                      18             (53)
 ------------------------------------------------------------------------------------------------------------------
 Benefit obligation at end of year                                                      19,164           23,116
 ------------------------------------------------------------------------------------------------------------------
 CHANGE IN PLAN ASSETS
 Fair value of plan assets at beginning of year                                         19,061           20,372
 Actual return on plan assets                                                              994            2,314
 Employer contributions                                                                  1,066            1,283
 Plan participants' contribution                                                           204              277
 Benefits paid                                                                          (1,004)          (1,187)
 Exchange rate effects                                                                      51              (47)
 ------------------------------------------------------------------------------------------------------------------
 Fair value of plan assets at end of year                                               20,372           23,012
 ------------------------------------------------------------------------------------------------------------------

 Funded status                                                                           1,208             (104)
 Unrecognised actuarial loss                                                               909            1,653
 ------------------------------------------------------------------------------------------------------------------
 Net amount recognised                                                                   2,117            1,549
 ------------------------------------------------------------------------------------------------------------------
 AMOUNTS RECOGNISED IN THE STATEMENT OF FINANCIAL POSITION CONSIST OF:
 Prepaid benefit cost                                                                    2,241            1,824
 Accrued benefit liability                                                                (258)            (537)

 Shareholders' deficit *                                                                   134              262
 ------------------------------------------------------------------------------------------------------------------
 Net amount recognised                                                                   2,117            1,549
 ------------------------------------------------------------------------------------------------------------------


* Amount charged directly to Shareholders' deficit to record the additional minimum liability.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Pounds '000)


35.    SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP (continued)

(d)    PENSIONS (CONTINUED)

The weighted average assumptions as of December 31:


                                           1996             1997              1998
                                      ---------------- ---------------- -----------------
Discount Rate                               8.7%             7.8%              6.4%
Expected return on plan assets              8.7%             8.7%              7.9%
Rate of compensation increase               7.7%             6.6%              4.8%



                                                    Period from      Period from        Year ended       Year ended
                                                    January 1,     October 8, 1996     December 31,     December 31,
                                                      1996 to      to December 31,         1997             1998
                                                  October 7, 1996        1996

COMPONENTS OF NET PERIODIC BENEFIT COST:

Service cost                                              1,038               332             1,748            2,151
Interest cost                                               965               324             1,348            1,478
Expected return on plan assets                           (1,278)             (403)           (1,647)          (1,781)
Amortisation of prior service costs                           -                 -                 -                -
Recognised actuarial loss                                     -                 -               (1)                3
                                                  ---------------- ----------------- ----------------- ----------------
Net periodic benefit cost                                   725               253             1,448            1,851
                                                  ---------------- ----------------- ----------------- ----------------

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were Pounds 1.1 million, Pounds 1.1 million and Pounds 0.7 million, respectively, as of December 31, 1998 and Pounds 1.1 million, Pounds 1.1 million and Pounds 0.8 million respectively, as of December 31, 1997.

The U.S. plan has one plan asset, an insurance company fixed income fund.

The Taiwan plan covers all full-time employees. There is only one type of asset held, a pension trust fund. This fund is a discretionary trust fund which guarantees the capital amount and a two year deposit rate of return.

(e)    IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

35.    SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP (continued)

(f)    SHARE OPTION SCHEME

The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognise as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net loss disclosures for share options granted as if the fair value-based method defined in SFAS No. 123 had been applied. Management has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

The weighted-average fair value of the share options granted by the Company during 1998 was estimated at Pounds 0.02 (1997: Pounds 0.02) using the minimum value method with the following assumptions: expected dividend yield of 0%, risk free rate of 6.0%, expected volatility of 0% and average expected lives of 3 years. Had compensation cost for the share options granted during the year, for purposes of the U.S. GAAP reconciliation, been determined consistent with the methodology described by SFAS No. 123, the Company's net loss would have not been significantly different than the actual net loss.

(g)    COMPREHENSIVE INCOME

The company has adopted SFAS No. 130, "Reporting Comprehensive Income", which established standards for the reporting and presentation of comprehensive income/(loss) and its components in a full set of financial statements. The Company's comprehensive income/(loss) differs from net income only by the amount of the foreign currency exchange adjustments charged to shareholders' deficit for the period. Comprehensive income for the period from October 8, 1996 to December 31, 1996 and for each of the years ended December 31, 1997 and 1998 is equal to the total recognised gains and losses shown on the consolidated statement of total recognised gains and losses. For the period from January 1, 1996 to October 7, 1996, comprehensive income amounted to Pounds 11.2 million which differs from the total recognised gains and losses by dividends of Pounds 23.3 million. Accumulated other comprehensive income/(loss) was Pounds 4.1 million, Pounds (3.5 million) and Pounds (2.6 million) at December 31, 1996, 1997 and 1998, respectively.

(h)    NEW ACCOUNTING STANDARDS

In June 1998, The Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognise all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management has not determined the effect of the adoption of SFAS 133.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((POUNDS)'000)


36.  ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES

Intertek Finance plc ("the Issuer") is a wholly owned direct subsidiary of the Company and the Issuer has issued the Notes which are fully and unconditionally guaranteed on a senior subordinated basis by the Company and certain of its wholly owned direct subsidiaries: Intertek Testing Services UK Limited, Testing Holdings USA Inc., Yickson Enterprises Limited, Kite Overseas Holdings BV, ITS Holding Limited, formerly 3260771 Canada Limited, Testing Holdings Sweden AB, Testing Holdings France EURL, Testing Holdings Germany GmbH (collectively, the "Guarantor subsidiaries" and, together with the Company, the "Guarantors"). In addition, each of the Guarantor's guarantee is itself guaranteed by each other Guarantor, fully and unconditionally, on a senior subordinated basis. Subject to the provisions of the agreement under which the loans to finance the acquisition of the business were made, certain exceptions and applicable law, there are no restrictions on the ability of: (a) the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions or loans or advances to the Issuer or (b) the direct and indirect subsidiaries of the Company from paying dividends or making any other distribution or loans or advances to the Company.

Separate financial statements and other disclosures concerning the Issuer and the Guarantors are not presented because management has determined that they are not material to the investors. In lieu of the separate guarantor financial statements, management has presented audited consolidating financial information. The audited consolidating financial information presented below has been segregated between (a) the Issuer, (b) the Guarantors and (c) the non-Guarantor subsidiaries.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
((POUND)'000)


36.  ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)


                                                                STATEMENTS OF OPERATIONS
                                                              YEAR ENDED DECEMBER 31, 1998

                                         Intertek        Guarantors   Non -Guarantor    Consolidation     Consolidated
                                        Finance plc                    subsidiaries      adjustments         totals
                                      ----------------------------------------------------------------------------------
TOTAL GROUP REVENUE                              --              --          425,388          (65,575)         359,813
Operating income/(costs)                         80             (22)        (402,390)          65,575         (336,757)
Equity loss of associated companies              --              --              (13)              --              (13)
                                      ----------------------------------------------------------------------------------
OPERATING INCOME/(LOSS)                          80             (22)          22,985               --           23,043
Non-operating exceptional items                  --              --           (1,395)              --           (1,395)
                                      ----------------------------------------------------------------------------------
INCOME/(LOSS) BEFORE INTEREST                    80             (22)          21,590               --           21,648
Net interest receivable/(payable)                43          (3,393)         (28,505)              --          (31,855)
                                      ----------------------------------------------------------------------------------
INCOME/(LOSS) BEFORE TAXATION                   123          (3,415)          (6,915)              --          (10,207)
Taxation                                        176           1,786           (9,118)              --           (7,156)
                                      ----------------------------------------------------------------------------------
INCOME/(LOSS) AFTER TAXATION                    299          (1,629)         (16,033)              --          (17,363)
Minority interests                               --              --           (3,228)              --           (3,228)
Dividends from/(to) group companies              --           2,979           (2,979)              --               --
                                      ----------------------------------------------------------------------------------
NET INCOME/(LOSS)                               299           1,350          (22,240)              --          (20,591)
                                      ==================================================================================



                                                                 STATEMENTS OF OPERATIONS
                                                               YEAR ENDED DECEMBER 31, 1997

                                         Intertek        Guarantors   Non -Guarantor    Consolidation     Consolidated
                                        Finance plc                    subsidiaries      adjustments         totals
                                      ----------------------------------------------------------------------------------
TOTAL GROUP REVENUE                              --              --          343,983               --          343,983
Operating income/(costs)                          3           3,389         (310,819)              --         (307,427)
Equity income of associated companies            --              --               78               --               78
                                      ----------------------------------------------------------------------------------
OPERATING INCOME                                  3           3,389           33,242               --           36,634
Net interest receivable/(payable)               329         (23,602)          (6,479)              --          (29,752)
                                      ----------------------------------------------------------------------------------
INCOME/(LOSS) BEFORE TAXATION                   332         (20,213)          26,763               --            6,882
Taxation                                       (303)          2,604           (7,177)              --           (4,876)
                                      ----------------------------------------------------------------------------------
INCOME/(LOSS) AFTER TAXATION                     29         (17,609)          19,586               --            2,006
Minority interests                               --              --           (3,604)              --           (3,604)
Dividends from/(to) group companies              --           2,562           (2,562)              --               --
                                      ----------------------------------------------------------------------------------
NET INCOME/(LOSS)                                29         (15,047)          13,420               --           (1,598)
                                      ==================================================================================



                                                                STATEMENTS OF OPERATIONS
                                                       PERIOD FROM OCTOBER 8, TO DECEMBER 31, 1996

                                         Intertek        Guarantors   Non -Guarantor    Consolidation     Consolidated
                                        Finance plc                    subsidiaries      adjustments         totals
                                      ----------------------------------------------------------------------------------
TOTAL GROUP REVENUE                              --              --           80,460               --           80,460
Operating costs                                  --            (256)         (74,372)              --          (74,628)
Equity income of associated companies            --              --               69               --               69
                                      ----------------------------------------------------------------------------------
OPERATING (LOSS)/INCOME                          --            (256)           6,157               --            5,901
Non-operating exceptional items                  --              --           (1,761)              --           (1,761)
                                                                                                              --------
(LOSS)/INCOME ON ORDINARY ACTIVITIES
   BEFORE NET INTEREST                           --            (256)           4,396               --            4,140
Net interest expense                           (334)         (1,953)          (1,776)              --           (4,063)
                                      ----------------------------------------------------------------------------------
(LOSS)/INCOME BEFORE TAXATION                  (334)         (2,209)           2,620               --               77
Taxation                                         61             805           (1,277)              --             (411)
                                      ----------------------------------------------------------------------------------
(LOSS)/INCOME AFTER TAXATION                   (273)         (1,404)           1,343               --             (334)
Minority interests                               --              --           (1,104)              --           (1,104)
                                      ----------------------------------------------------------------------------------
NET (LOSS)/INCOME                              (273)         (1,404)             239               --           (1,438)
                                      ==================================================================================


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

((POUND)'000)


36.  ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)


                                                                                    BALANCE SHEETS

                                                                                   DECEMBER 31, 1998

                                                           Intertek     Guarantors   Non -Guarantor    Consolidation   Consolidated
                                                          Finance plc                 subsidiaries      adjustments       totals
                                                          --------------------------------------------------------------------------
ASSETS

CURRENT ASSETS

Cash                                                               6        (6,691)          23,457               --         16,772
Trade receivables                                                 --            --           67,516               --         67,516
Inventories                                                       --            --            3,662               --          3,662
Other current assets                                         122,087       257,595          216,069         (580,510)        15,241
Deferred taxation asset                                           --            --            1,348               --          1,348
                                                          --------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                         122,093       250,904          312,052         (580,510)       104,539
Goodwill                                                          --            --           13,074               --         13,074
Property, plant and equipment, net                                --            --           45,951               --         45,951
Investments in subsidiary undertakings                            --       332,581           71,226         (403,807)            --
Other investments                                                 --            --              231               --            231
                                                          --------------------------------------------------------------------------
TOTAL ASSETS                                                 122,093       583,485          442,534         (984,317)       163,795
                                                          ==========================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)

CURRENT LIABILITIES

Borrowings (including current portion of long term                --        21,154            1,055               --         22,209
   borrowings)
Accounts payable, accrued liabilities and deferred income      5,723       204,430          441,309         (580,510)        70,952
Income taxes payable                                             (83)       (3,119)           8,570               --          5,368
                                                          --------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                      5,640       222,465          450,934         (580,510)        98,529
Long term borrowings                                         116,257       159,205           (1,898)              --        273,564
Provisions for liabilities and charges                            --            --            8,518               --          8,518
Minority interests                                                --            --            4,592               --          4,592
SHAREHOLDERS' EQUITY/(DEFICIT)

Ordinary shares                                                   50       100,944          196,398         (297,074)           318
Redeemable preference shares                                      --        86,675               --               --         86,675
Shares to be issued                                               --         2,793               --               --          2,793
Premium in excess of par value                                    --        26,702              761          (24,445)         3,018
Retained earnings/(deficit)                                      146       (15,299)        (216,771)         (82,288)      (314,212)
                                                          --------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY/(DEFICIT)                             196       201,815          (19,612)        (403,807)      (221,408)
                                                          --------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)         122,093       583,485          442,534         (984,317)       163,795
                                                          ==========================================================================


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

((POUND)'000)


36.  ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)


                                                                                      BALANCE SHEETS

                                                                                     DECEMBER 31, 1997

                                                               Intertek    Guarantors  Non -Guarantor  Consolidation  Consolidated
                                                              Finance plc               subsidiaries    adjustments      totals
                                                            ------------------------------------------------------------------------
ASSETS

CURRENT ASSETS

Cash                                                                   15        (537)         25,675             --        25,153
Trade receivables                                                      --          --          60,483             --        60,483
Inventories                                                            --          --           2,650             --         2,650
Other current assets                                              120,006     228,622         193,466       (530,031)       12,063
Deferred taxation asset                                                --          --             286             --           286
                                                            ------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                              120,021     228,085         282,560       (530,031)      100,635
Property, plant and equipment, net                                     --          --          44,460             --        44,460
Investments in subsidiary undertakings                                 --     389,550         311,978       (701,528)           --
Other investments                                                      --          --             184             --           184
                                                            ------------------------------------------------------------------------
TOTAL ASSETS                                                      120,021     617,635         639,182     (1,231,559)      145,279
                                                            ========================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
CURRENT LIABILITIES
Borrowings (including current portion of long term
   borrowings)                                                         --       4,438             830             --         5,268
Accounts payable, accrued liabilities and deferred income           3,389     264,755         321,906       (530,031)       60,019
Income taxes payable                                                  242      (3,628)          6,709             --         3,323
                                                            ------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                           3,631     265,565         329,445       (530,031)       68,610
Long term borrowings                                              116,517     155,474              45             --       272,036
Provisions for liabilities and charges                                 --          --           7,095             --         7,095
Minority interests                                                     --          --           4,304             --         4,304
SHAREHOLDERS' (DEFICIT)/EQUITY
Ordinary shares                                                        50     101,739         267,499       (368,970)          318
Redeemable preference shares                                           --      81,815              --             --        81,815
Shares to be issued                                                    --       2,793              --             --         2,793
Premium in excess of par value                                         --      26,494           8,456        (32,093)        2,857
Retained (deficit)/earnings                                          (177)    (16,245)         22,338       (300,465)     (294,549)
                                                            ------------------------------------------------------------------------
TOTAL SHAREHOLDERS' (DEFICIT)/EQUITY                                 (127)    196,596         298,293       (701,528)     (206,766)
                                                            ------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)              120,021     617,635         639,182     (1,231,559)      145,279
                                                            ========================================================================


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

((POUND)'000)


36.  ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)


                                                                                  STATEMENTS OF CASH FLOWS

                                                                                     DECEMBER 31, 1998

                                                               Intertek    Guarantors  Non -Guarantor  Consolidation  Consolidated
                                                              Finance plc               subsidiaries    adjustments      totals
                                                            ------------------------------------------------------------------------
Total operating cash inflow                                           290       2,098          30,057             --        32,445
Returns on investments and servicing of finance                    (2,321)     (1,261)        (18,847)        (2,641)      (25,070)
Taxation                                                             (149)      2,270          (8,081)            --        (5,960)
Capital expenditure and financial investment                           --          --         (13,959)            --       (13,959)
Acquisitions and disposals                                             --       1,908         (13,583)            --       (11,675)
                                                            ------------------------------------------------------------------------
CASH (OUTFLOW)/INFLOW BEFORE FINANCING                             (2,180)      5,015         (24,413)        (2,641)      (24,219)

Financing                                                           2,171     (11,175)         25,018             --        16,014
                                                            ------------------------------------------------------------------------

(DECREASE)/INCREASE IN CASH IN THE PERIOD                              (9)     (6,160)            605         (2,641)       (8,205)
                                                            ------------------------------------------------------------------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

(DECREASE)/INCREASE IN CASH IN THE PERIOD                              (9)     (6,160)            605         (2,641)       (8,205)

Debt issued in lieu of interest payment                                --      (7,088)             --             --        (7,088)
Change in net debt resulting from cash flows                           --     (16,333)          5,365             --       (10,968)
Acquisitions                                                           --          --            (356)            --          (356)
Other non-cash movements                                             (464)      1,464          (2,919)            --        (1,919)
Exchange movements                                                    724       1,516            (554)            --         1,686
                                                            ------------------------------------------------------------------------

MOVEMENT IN NET DEBT IN THE PERIOD                                    251     (26,601)          2,141         (2,641)      (26,850)
NET DEBT AT THE START OF THE PERIOD                              (116,502)   (160,449)         24,800             --      (252,151)
                                                            ------------------------------------------------------------------------

NET DEBT AT THE END OF THE PERIOD                                (116,251)   (187,050)         26,941         (2,641)     (279,001)
                                                            ========================================================================


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

((POUND)'000)


36.  ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)


                                                                                 STATEMENTS OF CASH FLOWS

                                                                                     DECEMBER 31, 1997

                                                               Intertek    Guarantors  Non -Guarantor  Consolidation  Consolidated
                                                              Finance plc               subsidiaries    adjustments      totals
                                                            ------------------------------------------------------------------------
Total operating cash inflow/(outflow)                                 966        (234)         44,914             --        45,646
Returns on investments and servicing of finance                       329     (14,902)         (4,754)        (2,562)      (21,889)
Taxation                                                               --          --          (6,145)            --        (6,145)
Capital expenditure and financial investment                           --          --         (12,995)            --       (12,995)
Acquisitions and disposals                                             --      (9,186)             --           (206)       (9,392)
                                                            ------------------------------------------------------------------------

CASH INFLOW/(OUTFLOW) BEFORE FINANCING                              1,295     (24,322)         21,020         (2,768)       (4,775)

Financing                                                          (1,280)     21,413         (22,081)            --        (1,948)
                                                            ------------------------------------------------------------------------

INCREASE/(DECREASE) IN CASH IN THE PERIOD                              15      (2,909)         (1,061)        (2,768)       (6,723)
                                                            ------------------------------------------------------------------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

INCREASE/(DECREASE) IN CASH IN THE PERIOD                              15      (2,909)         (1,061)        (2,768)       (6,723)

Debt issued in lieu of interest payment                                --      (6,138)             --             --        (6,138)
Change in net debt resulting from cash flows                           --       2,252             126             --         2,378
Other non-cash movements                                           (2,217)      4,073          (3,968)            --        (2,112)
Exchange movements                                                 (2,843)       (344)           (979)            --        (4,166)
                                                            ------------------------------------------------------------------------

MOVEMENT IN NET DEBT IN THE PERIOD                                 (5,045)     (3,066)         (5,882)        (2,768)      (16,761)
NET DEBT AT THE START OF THE PERIOD                              (111,457)   (157,383)       (259,247)       292,697      (235,390)
                                                            ------------------------------------------------------------------------

NET DEBT AT THE END OF THE PERIOD                                (116,502)   (160,449)       (265,129)       289,929      (252,151)
                                                            ========================================================================


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

((POUND)'000)


36.  ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)


                                                                                 STATEMENTS OF CASH FLOWS

                                                                               YEAR ENDED DECEMBER 31, 1998

                                                               Intertek    Guarantors  Non -Guarantor  Consolidation  Consolidated
                                                              Finance plc               subsidiaries    adjustments      totals
                                                            ------------------------------------------------------------------------
RECONCILIATION OF OPERATING PROFIT TO OPERATING
   CASH INFLOW:
  Operating profit                                                     80         (22)         22,985             --        23,043
Depreciation charge                                                    --          --          11,153             --        11,153
Goodwill amortisation                                                  --          --             377             --           377
Loss on sale of fixed assets                                           --          --             157             --           157
Increase in inventories                                                --          --          (1,075)            --        (1,075)
Increase in receivables and prepayments                                --        (321)        (11,059)            --       (11,380)
Increase in payables                                                  210       2,441           3,069             --         5,720
Discontinued operating exceptional provisions                          --          --           5,144             --         5,144
Decrease in other provisions                                           --          --            (728)            --          (728)
                                                            ------------------------------------------------------------------------
                                                                      290       2,098          30,023             --        32,411
Equity income of associates and joint ventures                         --          --              13             --            13
Less dividends received from associates                                --          --              21             --            21
                                                            ------------------------------------------------------------------------
TOTAL OPERATING CASH INFLOW                                           290       2,098          30,057             --        32,445
                                                            ------------------------------------------------------------------------


RETURNS ON INVESTMENT AND SERVICING OF FINANCE

Net interest paid                                                  (2,321)     (4,240)        (16,070)            --       (22,631)
Dividends paid to minorities                                           --       2,979          (2,777)        (2,641)       (2,439)
                                                            ------------------------------------------------------------------------
                                                                   (2,321)     (1,261)        (18,847)        (2,641)      (25,070)
                                                            ------------------------------------------------------------------------

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

Purchase of property, plant and equipment                              --          --         (14,026)            --       (14,026)
Sale of property, plant and equipment                                  --          --              67             --            67
                                                            ------------------------------------------------------------------------
                                                                       --          --         (13,959)            --       (13,959)
                                                            ------------------------------------------------------------------------

ACQUISITIONS AND DISPOSALS

Purchase of subsidiaries                                               --       2,508         (13,242)            --       (10,734)
Acquisition provision payments                                         --        (600)             --             --          (600)
Sale of subsidiaries                                                   --          --            (341)            --          (341)
                                                            ------------------------------------------------------------------------
                                                                       --       1,908         (13,583)            --       (11,675)
                                                            ------------------------------------------------------------------------

FINANCING

Ordinary shares issued and to be issued                                --         179              --             --           179
Issue of redeemable preference shares                                  --       4,842              --             --         4,842
Issue of short term debt                                               --      16,440              --             --        16,440
Increase/(decrease) in net funding                                  2,171     (32,636)         24,993             --        (5,472)
Cash subscribed by minorities                                          --          --              25             --            25
                                                            ------------------------------------------------------------------------
                                                                    2,171     (11,175)         25,018             --        16,014
                                                            ------------------------------------------------------------------------


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

((POUND)'000)


36.  ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)


                                                                                 STATEMENTS OF CASH FLOWS

                                                                               YEAR ENDED DECEMBER 31, 1997

                                                               Intertek    Guarantors  Non -Guarantor  Consolidation  Consolidated
                                                              Finance plc               subsidiaries    adjustments      totals
                                                            ------------------------------------------------------------------------
RECONCILIATION OF OPERATING PROFIT TO OPERATING
   CASH INFLOW:
  Operating profit                                                      3      3,389           33,242             --        36,634
Depreciation charge                                                    --         --           12,134             --        12,134
Loss on sale of fixed assets                                           --         --            1,697             --         1,697
Increase in inventories                                                --         --             (725)            --          (725)
Decrease/ (increase) in receivables and prepayments                   819        395           (8,622)            --        (7,408)
Increase/(decrease) in payables                                       144     (4,018)          10,792             --         6,918
Decrease in other provisions                                           --         --           (3,526)            --        (3,526)
                                                            ------------------------------------------------------------------------
                                                                      966       (234)          44,992             --        45,724
Equity income of associates                                            --         --              (78)            --           (78)
                                                            ------------------------------------------------------------------------
TOTAL OPERATING CASH INFLOW                                           966       (234)          44,914             --        45,646
                                                            ------------------------------------------------------------------------


RETURNS ON INVESTMENT AND SERVICING OF FINANCE

Net interest paid                                                     329    (17,464)          (3,041)            --       (20,176)
Dividends received                                                     --      2,562               --         (2,562)           --
Dividends paid to minorities                                           --         --           (1,713)            --        (1,713)
                                                            ------------------------------------------------------------------------
                                                                      329    (14,902)          (4,754)        (2,562)      (21,889)
                                                            ------------------------------------------------------------------------

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

Purchase of property, plant and equipment                              --         --          (13,732)            --       (13,732)
Sale of property, plant and equipment                                  --         --              737             --           737
                                                            ------------------------------------------------------------------------
                                                                       --         --          (12,995)            --       (12,995)
                                                            ------------------------------------------------------------------------

ACQUISITIONS AND DISPOSALS

Purchase of subsidiaries                                               --        206               --           (206)           --
Acquisition provision payments                                         --     (9,392)              --             --        (9,392)
                                                            ------------------------------------------------------------------------
                                                                       --     (9,186)              --           (206)       (9,392)
                                                            ------------------------------------------------------------------------

FINANCING

Repayment of other loans                                           (1,280)    21,413          (22,511)            --        (2,378)
Cash subscribed by minorities                                          --         --              430             --           430
                                                            ------------------------------------------------------------------------
                                                                   (1,280)    21,413          (22,081)            --        (1,948)
                                                            ------------------------------------------------------------------------


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

((POUND)'000)


36.  ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)


                                                                                 STATEMENTS OF CASH FLOWS

                                                                               YEAR ENDED DECEMBER 31, 1998

                                                               Intertek    Guarantors  Non -Guarantor  Consolidation  Consolidated
                                                              Finance plc               subsidiaries    adjustments      totals
                                                            ------------------------------------------------------------------------
ANALYSIS OF CHANGES IN NET DEBT

CASH AT BANK AT DECEMBER 31, 1997                                      15        (537)         25,675             --        25,153
Cash flow                                                              (9)     (6,160)         (2,036)            --        (8,205)
Acquisitions                                                           --          --             313             --           313
Exchange adjustments                                                   --           6            (495)            --          (489)
                                                            ------------------------------------------------------------------------
CASH AT BANK AT DECEMBER 31, 1998                                       6      (6,691)         23,457             --        16,772
                                                            ------------------------------------------------------------------------


DEBT DUE WITHIN ONE YEAR AT DECEMBER 31, 1997                          --      (4,438)           (830)            --        (5,268)
Cash flow                                                              --     (16,333)          5,365             --       (10,968)
Other non-cash changes                                                 --        (401)         (4,862)            --        (5,263)
Acquisitions                                                           --          --            (669)            --          (669)
Exchange adjustments                                                   --          18             (59)            --           (41)
                                                            ------------------------------------------------------------------------
DEBT DUE WITHIN ONE YEAR AT DECEMBER 31, 1998                          --     (21,154)         (1,055)            --       (22,209)
                                                            ------------------------------------------------------------------------


DEBT DUE AFTER ONE YEAR AT DECEMBER 31, 1997                     (116,517)   (155,474)            (45)            --      (272,036)
Debt issued in lieu of interest payment                                --      (7,088)             --             --        (7,088)
Other non-cash changes                                               (464)      1,865           1,943             --         3,344
Exchange adjustments                                                  724       1,492              --             --         2,216
                                                            ------------------------------------------------------------------------
DEBT DUE AFTER ONE YEAR AT DECEMBER 31, 1998                     (116,257)   (159,205)          1,898             --      (273,564)
                                                            ------------------------------------------------------------------------


                                                            ------------------------------------------------------------------------
TOTAL NET DEBT AT DECEMBER 31, 1998                              (116,251)   (187,050)         24,300             --      (279,001)
                                                            ------------------------------------------------------------------------


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

((POUND)'000)


36.  ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)


                                                                                 STATEMENTS OF CASH FLOWS

                                                                        PERIOD FROM OCTOBER 8, TO DECEMBER 31, 1996

                                                               Intertek    Guarantors  Non -Guarantor  Consolidation  Consolidated
                                                              Finance plc               subsidiaries    adjustments      totals
                                                            ------------------------------------------------------------------------
Total operating cash inflow/(outflow)                                  --      13,934         (2,600)            --         11,334
Returns on investments and servicing of finance                     1,462      (1,666)        (1,137)            --         (1,341)
Taxation                                                               --          50         (3,342)            --         (3,292)
Capital expenditure and financial investment                           --          --         (5,605)            --         (5,605)
Acquisitions and disposals                                             --    (395,133)      (374,573)       432,969       (336,737)
                                                            ------------------------------------------------------------------------

CASH INFLOW/(OUTFLOW) BEFORE FINANCING                              1,462    (382,815)      (387,257)       432,969       (335,641)

Financing                                                          (1,462)    385,187        126,904       (140,272)       370,357
                                                            ------------------------------------------------------------------------

INCREASE/(DECREASE) IN CASH IN THE PERIOD                              --       2,372       (260,353)       292,697         34,716
                                                            ------------------------------------------------------------------------

RECONCILIATION OF NET CASH FLOW
   TO MOVEMENT IN NET DEBT

INCREASE/(DECREASE) IN CASH IN THE PERIOD                              --       2,372       (260,353)       292,697         34,716

Cash inflow from increase in debt                                (116,291)   (167,606)        14,896             --       (269,001)
Change in net debt resulting from cash flows                           --          --             --             --             --
Other non-cash movements                                               --          --             --             --             --
Exchange adjustments                                                4,834       7,851        (13,790)            --         (1,105)
                                                            ------------------------------------------------------------------------

MOVEMENT IN NET DEBT IN THE PERIOD                               (111,457)   (157,383)      (259,247)       292,697       (235,390)
NET DEBT AT THE START OF THE PERIOD                                    --          --             --             --             --
                                                            ------------------------------------------------------------------------

NET DEBT AT THE END OF THE PERIOD                                (111,457)   (157,383)      (259,247)       292,697       (235,390)
                                                            ========================================================================


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

((POUND)'000)


36.  ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)


                                                                                 STATEMENTS OF CASH FLOWS

                                                                        PERIOD FROM OCTOBER 8, TO DECEMBER 31, 1996

                                                               Intertek    Guarantors  Non -Guarantor  Consolidation  Consolidated
                                                              Finance plc               subsidiaries    adjustments      totals
                                                            ------------------------------------------------------------------------
RECONCILIATION OF OPERATING PROFIT TO OPERATING
   CASH INFLOW:
Operating (loss)/profit                                                --        (256)          6,157              --        5,901
Depreciation of fixed assets                                           --          --           2,680              --        2,680
Loss on sale of fixed assets                                           --          --           1,345              --        1,345
Decrease in inventories                                                --          --             120              --          120
Increase in receivables and prepayments                                --        (983)         (1,763)             --       (2,746)
Increase/(decrease) in payables                                        --      15,173         (12,844)             --        2,329
Increase in other provisions                                           --          --           1,733              --        1,733
                                                            ------------------------------------------------------------------------
                                                                       --      13,934          (2,572)             --       11,362
Equity loss of associates                                              --          --             (69)             --          (69)
Dividends received from associates                                     --          --              41              --           41
                                                            ------------------------------------------------------------------------
TOTAL OPERATING CASH INFLOW/(OUTFLOW)                                  --      13,934          (2,600)             --       11,334
                                                            ------------------------------------------------------------------------


RETURNS ON INVESTMENT AND SERVICING OF FINANCE

Net interest paid/(received)                                        1,462      (1,666)           (992)             --       (1,196)
Dividends paid to minorities                                           --          --            (145)             --         (145)
                                                            ------------------------------------------------------------------------
                                                                    1,462      (1,666)         (1,137)             --       (1,341)
                                                            ------------------------------------------------------------------------

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

Purchase of property, plant and equipment                              --          --          (5,663)             --       (5,663)
Sale of property, plant and equipment                                  --          --              58              --           58
                                                            ------------------------------------------------------------------------
                                                                       --          --          (5,605)             --       (5,605)
                                                            ------------------------------------------------------------------------

ACQUISITIONS AND DISPOSALS

Purchase of subsidiaries and associates                                --    (395,133)       (374,573)        432,969     (336,737)
                                                            ------------------------------------------------------------------------
                                                                       --    (395,133)       (374,573)        432,969     (336,737)
                                                            ------------------------------------------------------------------------

FINANCING

Ordinary shares issued and to be issued                                50          --          12,493          (6,575)       5,968
Issue of redeemable preference shares                                  --     211,026              --        (129,211)      81,815
Issue of long term debt                                           115,848     164,361           3,001              --      283,210
(Decrease)/increase in net funding                               (113,120)     13,751          99,369              --           --
Repayment of other loans                                               --          --            (636)             --         (636)
Exchange adjustments                                               (4,240)     (3,951)         12,677          (4,486)          --
                                                            ------------------------------------------------------------------------
                                                                   (1,462)    385,187         126,904        (140,272)     370,357
                                                            ========================================================================


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

((POUND)'000)


36.  ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)


                                                     STATEMENTS OF OPERATIONS

                                                   YEAR ENDED DECEMBER 31, 1998

                                             Intertek     Testing      Kite          ITS       Intertek      Testing     Yickson
                                             Testing      Holdings   Overseas      Holding     Testing      Holdings   Enterprises
                                             Services       USA      Holdings      Limited     Services     Sweden AB    Limited
                                               Ltd          Inc         BV                    UK Limited
                                             --------------------------------------------------------------------------------------
REVENUES FROM CONTINUING OPERATIONS                --           --          --           --           --           --           --
Operating (costs)/income                          (31)          12           5           (7)          20           (5)         (10)
                                             --------------------------------------------------------------------------------------
OPERATING (INCOME)/INCOME FROM CONTINUING         (31)          12           5           (7)          20           (5)         (10)
  OPERATIONS
Net interest (payable)/receivable              (7,549)      11,030        (319)         (76)      (3,631)      (2,144)         (25)
                                             --------------------------------------------------------------------------------------
(LOSS)/INCOME BEFORE TAXATION                  (7,580)      11,042        (314)         (83)      (3,611)      (2,149)         (35)
Taxation                                          527           --         (44)          --          982           --           --
                                             --------------------------------------------------------------------------------------
(LOSS)/INCOME AFTER TAXATION                   (7,053)      11,042        (358)         (83)      (2,629)      (2,149)         (35)
Dividends from group companies                     --          169          52           --           --        2,148           --
                                             --------------------------------------------------------------------------------------
NET (LOSS)/INCOME                              (7,053)      11,211        (306)         (83)      (2,629)          (1)         (35)
                                             ======================================================================================


                            STATEMENTS OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1998

                                             Testing      Testing   Guarantor
                                             Holdings     Holdings subsidiaries
                                              France      Germany      Total
                                               EURL        GmbH
                                             ----------------------------------
REVENUES FROM CONTINUING OPERATIONS                --           --           --
Operating (costs)/income                           (3)          (3)         (22)
                                             ----------------------------------
OPERATING (INCOME)/INCOME FROM CONTINUING          (3)          (3)         (22)
  OPERATIONS
Net interest (payable)/receivable                (145)        (534)      (3,393)
                                             ----------------------------------
(LOSS)/INCOME BEFORE TAXATION                    (148)        (537)      (3,415)
Taxation                                          160          161        1,786
                                             ----------------------------------
(LOSS)/INCOME AFTER TAXATION                       12         (376)      (1,629)
Dividends from group companies                    610           --        2,979
                                             ----------------------------------
NET (LOSS)/INCOME                                 622         (376)       1,350
                                             ==================================



                                                     STATEMENTS OF OPERATIONS

                                                   YEAR ENDED DECEMBER 31, 1997

                                             Intertek     Testing      Kite          ITS       Intertek      Testing     Yickson
                                             Testing      Holdings   Overseas      Holding     Testing      Holdings   Enterprises
                                             Services       USA      Holdings      Limited     Services     Sweden AB    Limited
                                               Ltd          Inc         BV                    UK Limited
                                             --------------------------------------------------------------------------------------
REVENUES FROM CONTINUING OPERATIONS                --           --          --           --           --           --           --
Operating income/(costs)                          561          598         (37)          --           --        2,287           (5)
                                             --------------------------------------------------------------------------------------
OPERATING INCOME/(LOSS) FROM CONTINUING
  OPERATIONS                                      561          598         (37)          --           --        2,287           (5)
Net interest (payable)/receivable              (5,981)      (10,961)      (290)         (51)      (3,813)      (1,997)          71
                                             --------------------------------------------------------------------------------------
(LOSS)/INCOME BEFORE TAXATION                  (5,420)      (10,363)      (327)         (51)      (3,813)         290           66
Taxation                                        1,713           --          --           --          844           --          (11)
                                             --------------------------------------------------------------------------------------
(LOSS)/INCOME AFTER TAXATION                   (3,707)      (10,363)      (327)         (51)      (2,969)         290           55
Dividends from group companies                     --           --           2           --           --        2,560           --
                                             --------------------------------------------------------------------------------------
NET (LOSS)/INCOME                              (3,707)      (10,363)      (325)         (51)      (2,969)       2,850           55
                                             ======================================================================================


                            STATEMENTS OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1997

                                             Testing      Testing   Guarantor
                                             Holdings     Holdings subsidiaries
                                              France      Germany      Total
                                               EURL        GmbH
                                             ----------------------------------
REVENUES FROM CONTINUING OPERATIONS                --           --           --
Operating income/(costs)                          (11)          (4)       3,389
                                             ----------------------------------
OPERATING INCOME/(LOSS) FROM CONTINUING
  OPERATIONS                                      (11)          (4)       3,389
Net interest (payable)/receivable                 (86)        (494)      (23,602)
                                             ----------------------------------
(LOSS)/INCOME BEFORE TAXATION                     (97)        (498)      (20,213)
Taxation                                           58           --        2,604
                                             ----------------------------------
(LOSS)/INCOME AFTER TAXATION                      (39)        (498)      (17,609)
Dividends from group companies                     --           --        2,562
                                             ----------------------------------
NET (LOSS)/INCOME                                 (39)        (498)      (15,047)
                                             ==================================



                                                     STATEMENTS OF OPERATIONS
                                            PERIOD FROM OCTOBER 8, TO DECEMBER 31, 1996

                                             Intertek     Testing      Kite          ITS       Intertek      Testing     Yickson
                                             Testing      Holdings   Overseas      Holding     Testing      Holdings   Enterprises
                                             Services       USA      Holdings      Limited     Services     Sweden AB    Limited
                                               Ltd          Inc         BV                    UK Limited
                                             --------------------------------------------------------------------------------------
REVENUES FROM CONTINUING OPERATIONS                --           --          --           --           --           --           --
Operating (costs)/income                         (105)        (211)         (6)         117          (31)         (14)          --
                                             --------------------------------------------------------------------------------------
OPERATING (LOSS)/INCOME FROM CONTINUING
   OPERATIONS                                    (105)        (211)         (6)         117          (31)         (14)          --
Net interest receivable/(payable)                  54       (1,133)        (43)           3         (460)        (321)           9
                                             --------------------------------------------------------------------------------------
(LOSS)/INCOME BEFORE TAXATION                     (51)      (1,344)        (49)         120         (491)        (335)           9
Taxation                                           --          618          --           (7)         195           --           (1)
                                             --------------------------------------------------------------------------------------
NET INCOME/(LOSS)                                 (51)        (726)        (49)         113         (296)        (335)           8
                                             ======================================================================================


                            STATEMENTS OF OPERATIONS
                   PERIOD FROM OCTOBER 8, TO DECEMBER 31, 1996

                                             Testing      Testing   Guarantor
                                             Holdings     Holdings subsidiaries
                                              France      Germany      Total
                                               EURL        GmbH
                                             ----------------------------------
REVENUES FROM CONTINUING OPERATIONS                --           --           --
Operating (costs)/income                           (2)          (4)        (256)
                                             ----------------------------------
OPERATING (LOSS)/INCOME FROM CONTINUING
   OPERATIONS                                      (2)          (4)        (256)
Net interest receivable/(payable)                  (2)         (60)      (1,953)
                                             ----------------------------------
(LOSS)/INCOME BEFORE TAXATION                      (4)         (64)      (2,209)
Taxation                                           --           --          805
                                             ----------------------------------
NET INCOME/(LOSS)                                  (4)         (64)      (1,404)
                                             ==================================


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

((POUND)'000)


36.  ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)


                                                          BALANCE SHEETS

                                                        DECEMBER 31, 1998

                                             --------------------------------------------------------------------------------------
                                             Intertek     Testing      Kite          ITS       Intertek      Testing     Yickson
                                             Testing      Holdings   Overseas      Holding     Testing      Holdings   Enterprises
                                             Services       USA      Holdings      Limited     Services     Sweden AB    Limited
                                               Ltd          Inc         BV                    UK Limited
                                             --------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash                                           (6,824)          --         123            1            3            1            5
Other current assets                           72,775       92,703       1,856        4,042          576        4,342       80,514
                                             --------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                           65,951       92,703       1,979        4,043          579        4,343       80,519
Investments in subsidiary undertakings         128,624      95,617       5,983        3,510       64,418       24,466           --
                                             --------------------------------------------------------------------------------------
TOTAL ASSETS                                   194,575      188,320      7,962        7,553       64,997       28,809       80,519
                                             ======================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Borrowings (including current portion of
long term borrowings)                          16,333           --         260          232        1,629          383        2,317
Accounts payable, accrued liabilities and      38,458       96,133       3,295        1,197       13,621        3,423       44,095
   deferred income
Income taxes (receivable)/payable              (1,148)        (536)         --            4       (1,283)          --           12
                                             --------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                      53,643       95,597       3,555        1,433       13,967        3,806       46,424
Long term borrowings                           57,568           --       3,595        3,174       34,899       20,819       33,983
SHAREHOLDERS' EQUITY
Ordinary shares                                   318       92,913       1,463        3,476           --        1,812           --
Redeemable preference shares                   86,675           --          --           --           --           --           --
Shares to be issued                             2,793           --          --           --           --           --           --
Premium in excess of par value                  3,018           --          --           --       22,709           --           49
Retained (deficit)/earnings                    (9,440)        (190)       (651)        (530)      (6,578)       2,372           63
                                             --------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY/(DEFICIT)           83,364       92,723         812        2,946       16,131        4,184          112
                                             --------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     194,575      188,320      7,962        7,553       64,997       28,809       80,519
                                             ======================================================================================


                                 BALANCE SHEETS

                                December 31, 1998

                                             ----------------------------------
                                             Testing      Testing   Guarantor
                                             Holdings     Holdings subsidiaries
                                              France      Germany      Total
                                               EURL        GmbH
                                             ----------------------------------
ASSETS
CURRENT ASSETS
Cash                                               --           --       (6,691)
Other current assets                              787           --       257,595
                                             ----------------------------------
TOTAL CURRENT ASSETS                              787           --       250,904
Investments in subsidiary undertakings          3,652        6,311       332,581
                                             ----------------------------------
TOTAL ASSETS                                    4,439        6,311       583,485
                                             ==================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Borrowings (including current portion of
long term borrowings)                              --           --       21,154
Accounts payable, accrued liabilities and       2,887        1,321       204,430
   deferred income
Income taxes (receivable)/payable                  --         (168)      (3,119)
                                             ----------------------------------
TOTAL CURRENT LIABILITIES                       2,887        1,153       222,465
Long term borrowings                               --        5,167       159,205
SHAREHOLDERS' EQUITY
Ordinary shares                                   944           18       100,944
Redeemable preference shares                       --           --       86,675
Shares to be issued                                --           --        2,793
Premium in excess of par value                     --          926       26,702
Retained (deficit)/earnings                       608         (953)      (15,299)
                                             ----------------------------------
TOTAL SHAREHOLDERS' EQUITY/(DEFICIT)            1,552           (9)      201,815
                                             ----------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      4,439        6,311       583,485
                                             ==================================


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

((POUND)'000)


36.  ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)


                                                          BALANCE SHEETS

                                                         DECEMBER 31, 1997

                                             --------------------------------------------------------------------------------------
                                             Intertek     Testing      Kite          ITS       Intertek      Testing     Yickson
                                             Testing      Holdings   Overseas      Holding     Testing      Holdings   Enterprises
                                             Services       USA      Holdings      Limited     Services     Sweden AB    Limited
                                               Ltd          Inc         BV                    UK Limited
                                             --------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash                                             (559)          --          --            1            2           --           --
Other current assets                           118,686      28,295       1,883        4,107           33        3,808       71,810
                                             --------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                           118,127      28,295       1,883        4,108           35        3,808       71,810
Investments in subsidiary undertakings         130,656      150,069      5,549        3,804       64,418       25,604           --
                                             --------------------------------------------------------------------------------------
TOTAL ASSETS                                   248,783      178,364      7,432        7,912       64,453       29,412       71,810
                                             ======================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Borrowings (including current portion of
   long term borrowings)                           --           --         218          200        1,494          411        2,115
Accounts payable, accrued liabilities and
   deferred income                             116,335      96,336       2,537          732        7,325        2,661       35,276
Income taxes (receivable)/payable              (1,970)        (581)         --            6       (1,039)          --           12
                                             --------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                      114,365      95,755       2,755          938        7,780        3,072       37,403
Long term borrowings                           50,791           --       3,647        3,410       36,630       21,963       34,282
SHAREHOLDERS' EQUITY
Ordinary shares                                   318       93,469       1,376        3,767           --        1,896           --
Redeemable preference shares                   81,815           --          --           --           --           --           --
Shares to be issued                             2,793           --          --           --           --           --           --
Premium in excess of par value                  2,857           --          --           --       22,709           --           49
Retained (deficit)/earnings                    (4,156)      (10,860)      (346)        (203)      (2,666)       2,481           76
                                             --------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                     83,627       82,609       1,030        3,564       20,043        4,377          125
                                             --------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     248,783      178,364      7,432        7,912       64,453       29,412       71,810
                                             ======================================================================================


                                 BALANCE SHEETS

                                December 31, 1997

                                             ----------------------------------
                                             Testing      Testing   Guarantor
                                             Holdings     Holdings subsidiaries
                                              France      Germany      Total
                                               EURL        GmbH
                                             ----------------------------------
ASSETS
CURRENT ASSETS
Cash                                               --           19         (537)
Other current assets                               --           --       228,622
                                             -----------------------------------
TOTAL CURRENT ASSETS                               --           19       228,085
Investments in subsidiary undertakings          3,459        5,991       389,550
                                             -----------------------------------
TOTAL ASSETS                                    3,459        6,010       617,635
                                             ===================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Borrowings (including current portion of
   long term borrowings)                           --           --        4,438
Accounts payable, accrued liabilities and
   deferred income                              2,660          893       264,755
Income taxes (receivable)/payable                 (56)          --       (3,628)
                                             -----------------------------------
TOTAL CURRENT LIABILITIES                       2,604          893       265,565
Long term borrowings                               --        4,751       155,474
SHAREHOLDERS' EQUITY
Ordinary shares                                   896           17       101,739
Redeemable preference shares                       --           --       81,815
Shares to be issued                                --           --        2,793
Premium in excess of par value                     --          879       26,494
Retained (deficit)/earnings                       (41)        (530)      (16,245)
                                             -----------------------------------
TOTAL SHAREHOLDERS' EQUITY                        855          366       196,596
                                             -----------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      3,459        6,010       617,635
                                             ===================================


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

((POUND)'000)


36.  ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)


                                                     STATEMENTS OF CASH FLOWS

                                                   YEAR ENDED DECEMBER 31, 1998

                                             --------------------------------------------------------------------------------------
                                             Intertek     Testing      Kite          ITS       Intertek      Testing     Yickson
                                             Testing      Holdings   Overseas      Holding     Testing      Holdings   Enterprises
                                             Services       USA      Holdings      Limited     Services     Sweden AB    Limited
                                               Ltd          Inc         BV                    UK Limited
                                             --------------------------------------------------------------------------------------
RECONCILIATION OF OPERATING PROFIT TO NET
   CASH (OUTFLOW)/INFLOW FROM OPERATING
   ACTIVITIES:
OPERATING PROFIT                                  (31)          12           5           (7)          20           (5)         (10)
Decrease/(increase) in receivables and
   prepayments                                      7          137          71            7         (543)          --           --
Increase/(decrease) in payables                 2,552         (106)         (8)           1           --            2           (2)
                                             --------------------------------------------------------------------------------------
NET CASH INFLOW/(OUTFLOW) FROM OPERATING
   ACTIVITIES                                   2,528           43          68            1         (523)          (3)         (12)
                                             --------------------------------------------------------------------------------------

CASH FLOW STATEMENT

Net cash inflow/(outflow) from operating        2,528           43          68            1         (523)          (3)         (12)
   activities

Returns on investments and servicing of
   finance (note a)                            (7,510)       9,372         (60)        (242)      (3,271)         301            2

Taxation received/(paid)                        1,349          (19)        (12)          (2)         738           --           --
Acquisitions and disposals (note a)             2,024           --        (111)          --           --           --           --
                                             --------------------------------------------------------------------------------------
                                               (1,609)       9,396        (115)        (243)      (3,056)         298          (10)

Financing (note a)                             (4,656)      (9,396)        232          243        3,057         (297)          15
                                             --------------------------------------------------------------------------------------
(DECREASE)/INCREASE IN CASH (NOTE B)           (6,265)          --         117           --            1            1            5
                                             --------------------------------------------------------------------------------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT
   IN NET DEBT

(Decrease)/increase in cash in the period      (6,265)          --         117           --            1            1            5
Debt issued in lieu of interest payment        (7,088)          --          --           --           --           --           --
Cash inflow from increase in debt              (16,333)         --          --           --           --           --           --
Other non-cash movements                         (210)          --         231          186        1,366          178         (205)
Exchange adjustments                              521           --        (215)          18          230          994          302
                                             --------------------------------------------------------------------------------------
Movement in net debt in the period             (29,375)         --         133          204        1,597        1,173          102
Net debt at start of year                      (51,350)         --      (3,865)      (3,609)      (38,122)     (22,374)     (36,397)
                                             --------------------------------------------------------------------------------------
NET DEBT AT END OF YEAR                        (80,725)         --      (3,732)      (3,405)      (36,525)     (21,201)     (36,295)
                                             --------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
NOTE A

RETURNS ON INVESTMENTS AND SERVICING OF

FINANCE

Net interest paid/(received)                   (7,510)       9,203        (112)        (242)      (3,271)      (1,847)           2
Dividends received                                 --          169          52           --           --        2,148           --
                                             --------------------------------------------------------------------------------------
                                               (7,510)       9,372         (60)        (242)      (3,271)         301            2
                                             --------------------------------------------------------------------------------------

ACQUISITIONS AND DISPOSALS

Purchase of subsidiaries                        2,624           --        (111)          --           --           --           --
Acquisition provision payments                   (600)          --          --           --           --           --           --
                                             --------------------------------------------------------------------------------------
                                                2,024           --        (111)          --           --           --           --
                                             --------------------------------------------------------------------------------------

FINANCING

Issue of ordinary shares                          179           --          --           --           --           --           --
Issue of redeemable preference shares           4,842           --          --           --           --           --           --
Issue of short term debt                       16,440           --          --           --           --           --           --
(Decrease)/increase in net funding            (26,117)      (9,396)        232          243        3,057         (297)          15
                                             --------------------------------------------------------------------------------------
                                               (4,656)      (9,396)        232          243        3,057         (297)          15
                                             --------------------------------------------------------------------------------------


                            STATEMENTS OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1998

                                             ----------------------------------
                                             Testing      Testing   Guarantor
                                             Holdings     Holdings subsidiaries
                                              France      Germany      Total
                                               EURL        GmbH
                                             ----------------------------------
RECONCILIATION OF OPERATING PROFIT TO NET
   CASH (OUTFLOW)/INFLOW FROM OPERATING
   ACTIVITIES:
OPERATING PROFIT                                   (3)          (3)         (22)
Decrease/(increase) in receivables and
   prepayments                                     --           --         (321)
Increase/(decrease) in payables                    (2)           4        2,441
                                             ----------------------------------
NET CASH INFLOW/(OUTFLOW) FROM OPERATING
   ACTIVITIES                                      (5)           1        2,098
                                             ----------------------------------

CASH FLOW STATEMENT

Net cash inflow/(outflow) from operating           (5)           1        2,098
   activities

Returns on investments and servicing of
   finance (note a)                               556         (409)      (1,261)

Taxation received/(paid)                          216           --        2,270
Acquisitions and disposals (note a)                (5)          --        1,908
                                             ----------------------------------
                                                  762         (408)       5,015

Financing (note a)                               (762)         389       (11,175)
                                             ----------------------------------
(DECREASE)/INCREASE IN CASH (NOTE B)               --          (19)      (6,160)
                                             ----------------------------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT
   IN NET DEBT

(Decrease)/increase in cash in the period          --          (19)      (6,160)
Debt issued in lieu of interest payment            --           --       (7,088)
Cash inflow from increase in debt                  --           --       (16,333)
Other non-cash movements                           --          (82)       1,464
Exchange adjustments                               --         (334)       1,516
                                             ----------------------------------
Movement in net debt in the period                 --         (435)      (26,601)
Net debt at start of year                          --       (4,732)      (160,449)
                                             ----------------------------------
NET DEBT AT END OF YEAR                            --       (5,167)      (187,050)
                                             ----------------------------------

--------------------------------------------------------------------------------
NOTE A

RETURNS ON INVESTMENTS AND SERVICING OF

FINANCE

Net interest paid/(received)                      (54)        (409)      (4,240)
Dividends received                                610           --        2,979
                                             ----------------------------------
                                                  556         (409)      (1,261)
                                             ----------------------------------

ACQUISITIONS AND DISPOSALS

Purchase of subsidiaries                           (5)          --        2,508
Acquisition provision payments                     --           --         (600)
                                             ----------------------------------
                                                   (5)          --        1,908
                                             ----------------------------------

FINANCING

Issue of ordinary shares                           --           --          179
Issue of redeemable preference shares              --           --        4,842
Issue of short term debt                           --           --       16,440
(Decrease)/increase in net funding               (762)         389      (32,636)
                                             ----------------------------------
                                                 (762)         389      (11,175)
                                             ----------------------------------

--------------------------------------------------------------------------------


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

((POUND)'000)


36.  ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)


                                                     STATEMENTS OF CASH FLOWS

                                                   YEAR ENDED DECEMBER 31, 1997

                                             --------------------------------------------------------------------------------------
                                             Intertek     Testing      Kite          ITS       Intertek      Testing     Yickson
                                             Testing      Holdings   Overseas      Holding     Testing      Holdings   Enterprises
                                             Services       USA      Holdings      Limited     Services     Sweden AB    Limited
                                               Ltd          Inc         BV                    UK Limited
                                             --------------------------------------------------------------------------------------
RECONCILIATION OF OPERATING PROFIT TO NET
   CASH INFLOW/(OUTFLOW) FROM OPERATING
   ACTIVITIES:

OPERATING PROFIT                                  561          598         (37)          --           --        2,287           (5)
Decrease/(increase) in receivables and
   prepayments                                    155          129          (8)          --           --          119           --
(Decrease)/increase in payables                (4,641)        (329)         16            3          331           72          358
                                             --------------------------------------------------------------------------------------
NET CASH (OUTFLOW)/INFLOW FROM OPERATING
   ACTIVITIES                                  (3,925)         398         (29)           3          331        2,478          353
                                             --------------------------------------------------------------------------------------

CASH FLOW STATEMENT

Net cash (outflow)/inflow from operating
   activities                                  (3,925)         398         (29)           3          331        2,478          353
Returns on investments and servicing of
   finance (note c)                               157       (10,961)      (288)         (51)      (3,813)         563           71 )
Taxation received/(paid)                           --           --          --           --           --           --           --
Acquisitions and disposals (note c)            (6,542)      (2,850)        206           --           --           --           --
                                             --------------------------------------------------------------------------------------
                                               (10,310)     (13,413)      (111)         (48)      (3,482)       3,041          424 )

Financing (note c)                              7,446       13,413         108          (11)       3,484       (3,041)        (428)

(DECREASE)/INCREASE IN CASH                    (2,864)          --          (3)         (59)           2           --           (4)
                                             --------------------------------------------------------------------------------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT
   IN NET DEBT

(Decrease)/increase in cash in the period      (2,864)          --          (3)         (59)           2           --           (4)
Debt issued in lieu of interest payment        (6,138)          --          --           --           --           --           --
Cash inflow from increase in debt                  --           --         117           94          777          205        1,059
Other non-cash movements                        2,862           --           4            4         (144)        (187)       1,568
Exchange adjustments                           (1,295)          --         491         (124)      (1,157)       2,414       (1,266)
Net debt at start of year                      (43,915)         --      (4,474)      (3,524)      (37,600)     (24,806)     (37,754)
                                             --------------------------------------------------------------------------------------
NET DEBT AT END OF YEAR                        (51,350)         --      (3,865)      (3,609)      (38,122)     (22,374)     (36,397)
                                             --------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

NOTE C

RETURNS ON INVESTMENTS AND SERVICING OF

FINANCE

Net interest paid/(received)                      157       (10,961)      (290)         (51)      (3,813)      (1,997)          71)
Dividends received                                 --           --           2           --           --        2,560           --
                                             --------------------------------------------------------------------------------------
                                                  157       (10,961)      (288)         (51)      (3,813)         563           71)
                                             --------------------------------------------------------------------------------------

ACQUISITIONS AND DISPOSALS

Purchase of subsidiaries                           --           --         206           --           --           --           --
Acquisition provision payments                 (6,542)      (2,850)         --           --           --           --           --
                                             --------------------------------------------------------------------------------------
                                               (6,542)      (2,850)        206           --           --           --           --
                                             --------------------------------------------------------------------------------------

FINANCING

Increase/(decrease) in net funding              7,446       13,413         108          (11)       3,484       (3,041)        (428)
                                             --------------------------------------------------------------------------------------
                                                7,446       13,413         108          (11)       3,484       (3,041)        (428)
                                             --------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


                            STATEMENTS OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1997

                                             ----------------------------------
                                             Testing      Testing   Guarantor
                                             Holdings     Holdings subsidiaries
                                              France      Germany      Total
                                               EURL        GmbH
                                             ----------------------------------
RECONCILIATION OF OPERATING PROFIT TO NET
   CASH INFLOW/(OUTFLOW) FROM OPERATING
   ACTIVITIES:

OPERATING PROFIT                                  (11)          (4)       3,389
Decrease/(increase) in receivables and
   prepayments                                     --           --          395
(Decrease)/increase in payables                    87           85       (4,018)
                                             ----------------------------------
NET CASH (OUTFLOW)/INFLOW FROM OPERATING
   ACTIVITIES                                      76           81         (234)
                                             ----------------------------------

CASH FLOW STATEMENT

Net cash (outflow)/inflow from operating
   activities                                      76           81         (234)
Returns on investments and servicing of
   finance (note c)                               (86)        (494)      (14,902)
Taxation received/(paid)                           --           --           --
Acquisitions and disposals (note c)                --           --       (9,186)
                                             ----------------------------------
                                                  (10)        (413)      (24,322)

Financing (note c)                                 10          432       21,413
                                                                         ------
(DECREASE)/INCREASE IN CASH                        --           19       (2,909)
                                             ----------------------------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT
   IN NET DEBT

(Decrease)/increase in cash in the period          --           19       (2,909)
Debt issued in lieu of interest payment            --           --       (6,138)
Cash inflow from increase in debt                  --           --        2,252
Other non-cash movements                           --          (34)       4,073
Exchange adjustments                               --          593         (344)
Net debt at start of year                          --       (5,310)      (157,383)
                                             ----------------------------------
NET DEBT AT END OF YEAR                            --       (4,732)      (160,449)
                                             ----------------------------------

--------------------------------------------------------------------------------

NOTE C

RETURNS ON INVESTMENTS AND SERVICING OF

FINANCE

Net interest paid/(received)                      (86)        (494)      (17,464)
Dividends received                                 --           --        2,562
                                             ----------------------------------
                                                  (86)        (494)      (14,902)
                                             ----------------------------------

ACQUISITIONS AND DISPOSALS

Purchase of subsidiaries                           --           --          206
Acquisition provision payments                     --           --       (9,392)
                                             ----------------------------------
                                                   --           --       (9,186)
                                             ----------------------------------

FINANCING

Increase/(decrease) in net funding                 10          432       21,413
                                             ----------------------------------
                                                   10          432       21,413
                                             ----------------------------------

--------------------------------------------------------------------------------


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

((POUND)'000)


36.  ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)


                                                     STATEMENTS OF CASH FLOWS

                                                   YEAR ENDED DECEMBER 31, 1998

                                             --------------------------------------------------------------------------------------
                                             Intertek     Testing      Kite          ITS       Intertek      Testing     Yickson
                                             Testing      Holdings   Overseas      Holding     Testing      Holdings   Enterprises
                                             Services       USA      Holdings      Limited     Services     Sweden AB    Limited
                                               Ltd          Inc         BV                    UK Limited
                                             --------------------------------------------------------------------------------------
NOTE B -  ANALYSIS OF CHANGES IN NET DEBT

CASH AT BANK AT DECEMBER 31, 1997                (559)          --          --            1            2           --           --
Exchange adjustments                               --           --           6           --           --           --           --
Cash flows                                     (6,265)          --         117           --            1            1            5
                                             --------------------------------------------------------------------------------------
CASH AT BANK AT DECEMBER 31, 1998              (6,824)          --         123            1            3            1            5
                                             --------------------------------------------------------------------------------------


DEBT DUE WITHIN 1 YEAR AT DECEMBER 31, 1997        --           --        (218)        (200)      (1,494)        (411)      (2,115)
Cash flows                                     (16,333)         --          --           --           --           --           --
Other non-cash movements                           --           --         (29)         (33)        (142)           8         (205)
Exchange adjustments                               --           --         (13)           1            7           20            3
                                             --------------------------------------------------------------------------------------
DEBT DUE WITHIN 1 YEAR AT DECEMBER 31, 1998    (16,333)         --        (260)        (232)      (1,629)        (383)      (2,317)
                                             --------------------------------------------------------------------------------------


DEBT DUE AFTER 1 YEAR AT DECEMBER 31, 1997     (50,791)         --      (3,647)      (3,410)      (36,630)     (21,963)     (34,282)
Debt issued in lieu of interest payment        (7,088)          --          --           --           --           --           --
Other non-cash movements                         (210)          --         260          219        1,508          170           --
Exchange adjustments                              521           --        (208)          17          223          974          299
                                             --------------------------------------------------------------------------------------
DEBT DUE AFTER 1 YEAR AT DECEMBER 31, 1998     (57,568)         --      (3,595)      (3,174)      (34,899)     (20,819)     (33,983)
                                             --------------------------------------------------------------------------------------


                                             --------------------------------------------------------------------------------------
TOTAL NET DEBT AT DECEMBER 31, 1998            (80,725)         --      (3,732)      (3,405)      (36,525)     (21,201)     (36,295)
                                             --------------------------------------------------------------------------------------


                            STATEMENTS OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1998

                                             ----------------------------------
                                             Testing      Testing   Guarantor
                                             Holdings     Holdings subsidiaries
                                              France      Germany      Total
                                               EURL        GmbH
                                             ----------------------------------
NOTE B -  ANALYSIS OF CHANGES IN NET DEBT

CASH AT BANK AT DECEMBER 31, 1997                  --           19         (537)
Exchange adjustments                               --           --            6
Cash flows                                         --          (19)      (6,160)
                                             ----------------------------------
CASH AT BANK AT DECEMBER 31, 1998                  --           --       (6,691)
                                             ----------------------------------


DEBT DUE WITHIN 1 YEAR AT DECEMBER 31, 1997        --           --       (4,438)
Cash flows                                         --           --       (16,333)
Other non-cash movements                           --           --         (401)
Exchange adjustments                               --           --           18
                                             ----------------------------------
DEBT DUE WITHIN 1 YEAR AT DECEMBER 31, 1998        --           --       (21,154)
                                             ----------------------------------


DEBT DUE AFTER 1 YEAR AT DECEMBER 31, 1997         --       (4,751)      (155,474)
Debt issued in lieu of interest payment            --           --       (7,088)
Other non-cash movements                           --          (82)       1,865
Exchange adjustments                               --         (334)       1,492
                                             ----------------------------------
DEBT DUE AFTER 1 YEAR AT DECEMBER 31, 1998         --       (5,167)      (159,205)
                                             ----------------------------------


                                             ----------------------------------
TOTAL NET DEBT AT DECEMBER 31, 1998                --       (5,167)      (187,050)
                                             ----------------------------------


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

((POUND)'000)


36.  ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)


                                                     STATEMENTS OF CASH FLOWS

                                            PERIOD FROM OCTOBER 8, TO DECEMBER 31, 1996

                                             --------------------------------------------------------------------------------------
                                             Intertek     Testing      Kite          ITS       Intertek      Testing     Yickson
                                             Testing      Holdings   Overseas      Holding     Testing      Holdings   Enterprises
                                             Services       USA      Holdings      Limited     Services     Sweden AB    Limited
                                               Ltd          Inc         BV                    UK Limited
                                             --------------------------------------------------------------------------------------
RECONCILIATION OF OPERATING PROFIT TO NET
   CASH (OUTFLOW)/INFLOW FROM OPERATING
   ACTIVITIES:

OPERATING (LOSS)/PROFIT                          (105)        (211)         (6)         117          (31)         (14)          --
Decrease in receivables and prepayments          (666)        (199)         --           --           --         (119)          --
Increase in payables                           12,320        2,850           3           --           --           --           --
                                             --------------------------------------------------------------------------------------
NET CASH INFLOW/(OUTFLOW) FROM OPERATING

   ACTIVITIES                                  11,549        2,440          (3)         117          (31)        (133)          --
                                             --------------------------------------------------------------------------------------

CASH FLOW STATEMENT

Net cash inflow/(outflow) from operating

   activities                                  11,549        2,440          (3)         117          (31)        (133)          --
Net cash outflow from returns on investments
   and servicing of finance (note d)              109       (1,133)        (43)           3         (460)        (321)         241
Taxation received/(paid)                           --           51          --           (1)          --           --           --
Net cash outflow from capital expenditure
   (note d)                                    (135,489)    (146,559)   (5,755)      (3,831)      (64,709)     (28,253)         --
                                             --------------------------------------------------------------------------------------
                                               (123,831)    (145,201)   (5,801)      (3,712)      (65,200)     (28,707)        241

Financing (note d)                             126,136      145,201      5,804        3,772       65,200       28,707         (237)
                                             --------------------------------------------------------------------------------------
INCREASE IN CASH                                2,305           --           3           60           --           --            4
                                             --------------------------------------------------------------------------------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT
   IN NET DEBT

Increase in cash in the period                  2,305           --           3           60           --           --            4
Cash inflow from increase in debt              (48,176)         --      (4,755)      (3,742)      (39,204)     (26,786)     (39,300
Exchange adjustments                            1,956           --         278          158        1,604        1,980        1,542
Net debt at October 8, 1996                        --           --          --           --           --           --           --
                                             --------------------------------------------------------------------------------------
NET DEBT AT DECEMBER 31, 1996                  (43,915)         --      (4,474)      (3,524)      (37,600)     (24,806)     (37,754
                                             --------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
NOTE D

RETURNS ON INVESTMENTS AND SERVICING OF

   FINANCE

Net interest received/(paid)                      109       (1,133)        (43)           3         (460)        (321)         241
                                             --------------------------------------------------------------------------------------

CAPITAL EXPENDITURE

Purchase of subsidiaries and associates        (135,489)    (146,559)   (5,755)      (3,831)      (64,709)     (28,253)         --
                                             --------------------------------------------------------------------------------------

FINANCING

Issue of redeemable preference shares          87,783       91,283         993        3,831       23,000        2,091           48
Issue of long term debt                        46,220           --       4,477        3,584       37,600       24,806       37,758
(Decrease)/increase in net funding             (7,867)      53,918         334       (3,643)       4,600        1,810       (38,043)
                                             --------------------------------------------------------------------------------------
                                               126,136      145,201      5,804        3,772       65,200       28,707         (237)
                                             --------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


                            STATEMENTS OF CASH FLOWS

                   PERIOD FROM OCTOBER 8, TO DECEMBER 31, 1996

                                             ----------------------------------
                                             Testing      Testing   Guarantor
                                             Holdings     Holdings subsidiaries
                                              France      Germany      Total
                                               EURL        GmbH
                                             ----------------------------------
RECONCILIATION OF OPERATING PROFIT TO NET
   CASH (OUTFLOW)/INFLOW FROM OPERATING
   ACTIVITIES:

OPERATING (LOSS)/PROFIT                            (2)          (4)        (256)
Decrease in receivables and prepayments            --            1         (983)
Increase in payables                               --           --       15,173
                                             ----------------------------------
NET CASH INFLOW/(OUTFLOW) FROM OPERATING

   ACTIVITIES                                      (2)          (3)      13,934
                                             ----------------------------------

CASH FLOW STATEMENT

Net cash inflow/(outflow) from operating

   activities                                      (2)          (3)      13,934
Net cash outflow from returns on investments
   and servicing of finance (note d)               (2)         (60)      (1,666)
Taxation received/(paid)                           --           --           50
Net cash outflow from capital expenditure
   (note d)                                    (3,843)      (6,694)      (395,133)
                                             ----------------------------------
                                               (3,847)      (6,757)      (382,815)

Financing (note d)                              3,847        6,757       385,187
                                             ----------------------------------
INCREASE IN CASH                                   --           --        2,372
                                             ----------------------------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT
   IN NET DEBT

Increase in cash in the period                     --           --        2,372
Cash inflow from increase in debt                  --       (5,643)      (167,606)
Exchange adjustments                               --          333        7,851
Net debt at October 8, 1996                        --           --           --
                                             ----------------------------------
NET DEBT AT DECEMBER 31, 1996                      --       (5,310)      (157,383)
                                             ----------------------------------

--------------------------------------------------------------------------------
NOTE D

RETURNS ON INVESTMENTS AND SERVICING OF

   FINANCE

Net interest received/(paid)                       (2)         (60)      (1,666)
                                             ----------------------------------

CAPITAL EXPENDITURE

Purchase of subsidiaries and associates        (3,843)      (6,694)      (395,133)
                                             ----------------------------------

FINANCING

Issue of redeemable preference shares             996        1,001       211,026
Issue of long term debt                            --        5,310       159,755
(Decrease)/increase in net funding              2,851          446       14,406
                                             ----------------------------------
                                                3,847        6,757       385,187
                                             ----------------------------------

--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.

INTERTEK TESTING SERVICES LIMITED

(Registrant)

By:
    --------------------------------
    Name:  Richard Nelson
    Title: Director
    Date:  March 26, 1999

By:
    --------------------------------
    Name:  William Spencer
    Title: Director
    Date:  March 26, 1999

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.

INTERTEK TESTING SERVICES LIMITED

(Registrant)

By: /s/ RICHARD NELSON
    --------------------------------
    Name:  Richard Nelson
    Title: Director
    Date:  March 26, 1999

By: /s/ WILLIAM SPENCER
    --------------------------------
    Name:  William Spencer
    Title: Director
    Date:  March 26, 1999