Form 20-F
period 1999-12-31
INTERTEK TESTING SERVICES LTD
filed 2000-03-22
CIK 1030557

As filed with the Securities and Exchange Commission on March 22, 2000
--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------


                                    FORM 20-F

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1999




                         Commission file number 333-6200

                        INTERTEK TESTING SERVICES LIMITED
             (Exact name of Registrant as specified in its charter)

                                     ENGLAND
                 (Jurisdiction of incorporation or organisation)

                     25 SAVILE ROW, LONDON, W1X 1AA, ENGLAND
                              (011) 44-20-7396-3400
                     (Address of principal executive office)




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

        THE REGISTRANT'S GUARANTEES OF $203 MILLION AGGREGATE PRINCIPAL
              AMOUNT OF 101/4% SENIOR SUBORDINATED NOTES DUE 2006,

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

                    69,172,061 ORDINARY 'A' SHARES OF 1P EACH
                    11,578,635 ORDINARY 'B' SHARES OF 1P EACH
         105,478,482 ZERO COUPON REDEEMABLE PREFERENCE SHARES OF 1 pound EACH


 Indicate by check whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                      Yes......X........ No..............

Indicate by check mark which financial statement item the registrant has elected to follow:

                  Item 17..............Item 18......X........

                             TABLE OF CONTENTS                              Page

GENERAL INFORMATION                                                            1

FORWARD-LOOKING STATEMENTS                                                     2

PART I
Item 1:     Description of Business                                            3
Item 2:     Description of Property                                           13
Item 3:     Legal Proceedings                                                 14
Item 4:     Control of Registrants                                            16
Item 5:     Nature of Trading Market                                          18
Item 6:     Exchange Controls and Other Limitations Affecting Security
            Holders                                                           18
Item 7:     Taxation                                                          19
Item 8:     Selected Financial Data                                           23
Item 9:     Management's Discussion and Analysis of Financial
            Conditions and Results of Operations                              27
Item 9A:    Quantitative and Qualitative Disclosures about Market Risk        44
Item 10:    Directors and Officers of Registrant                              50
Item 11:    Compensation of Directors and Officers                            53
Item 12:    Options to Purchase Securities from Registrant or
            Subsidiaries                                                      53
Item 13:    Interest of Management in Certain Transactions                    54

PART II
Item 14:    Description of Securities to be Registered                        55

PART III
Item 15:    Defaults upon Senior Securities                                   55
Item 16:    Changes in Securities and Changes in Security for
            Registered Securities                                             55

PART IV
Item 17:    Financial Statements                                              55
Item 18:    Financial Statements                                              55
Item 19:    Financial Statements and Exhibits                                 55

GENERAL INFORMATION

Throughout this document, the term "Company" refers to Intertek Testing Services Limited and the terms "We", "Our", "Us", "ITS" or "Group" refer to Intertek Testing Services Limited and its subsidiaries.

All references to, "GBP" and "pound" are to the lawful currency of the United Kingdom of Great Britain and Northern Ireland (the "United Kingdom" or the "U.K.") and all references to "dollars" or "$" are to the lawful currency of the United States. The consolidated financial statements have been prepared in pounds sterling.

Financial information has been prepared in conformity with generally accepted accounting principles in the United Kingdom ("U.K. GAAP"), which differs in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). For a discussion of the most significant relevant differences between U.K. GAAP and U.S. GAAP, see Note 31 to the consolidated financial statements.

The following table sets out, for the periods indicated, information regarding the dollar noon buying rate in New York City for cable transfers in pound s sterling as certified for customs purposes by the Federal Reserve Bank of New York ("the Noon Buying Rate"). On March 15, 2000, the Noon Buying Rate per GBP was 1.57.

Year ended December 31,                   High                Low         Period Average (1)     Period End
                                    -----------------------------------------------------------------------

1994                                      1.64               1.46                1.54               1.57
1995                                      1.64               1.53                1.58               1.55
1996                                      1.71               1.49                1.56               1.71
1997                                      1.71               1.58                1.64               1.65
1998                                      1.70               1.63                1.66               1.66
1999                                      1.61               1.58                1.61               1.62
2000 (through March 15, 2000)             1.62               1.59                1.59               1.57


(1) The rate was calculated from the average of the Noon Buying Rate on the last business day of each full month during the period and where the period is less than one full month, the last day of the period.

FORWARD-LOOKING STATEMENTS

The following statement is made pursuant to the safe harbour provisions for forward-looking statements described in the Private Securities Litigation Reform Act of 1995. We may make certain statements in this annual report on Form 20-F that are forward-looking, such as statements regarding our future growth and profitability, our competitive strengths and business strategies, and anticipated trends in the industries and economies that we serve. These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions relating to our operations, financial condition and results of operations, including regulatory changes in the industries we serve, the financial resources of our customers, our competitors, our uncertain revenue growth, our ability to attract and retain qualified personnel, our ability to expand our infrastructure and manage our growth, the outcome of litigation, the price of oil, our ability to identify, finance and integrate acquisitions, our foreign operations and the stability of developing countries and the restrictions imposed by our credit facility. If any of these risks or uncertainties materialise, or if any of the underlying assumptions prove incorrect, actual results may differ significantly from results expressed or implied in any forward-looking statements made by us. These and other risks are detailed in this annual report on Form 20-F and in other documents filed by us with the Securities and Exchange Commission. We do not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances.

PART I

ITEM 1:       DESCRIPTION OF BUSINESS

OVERVIEW

We are a leading international organisation engaged in the testing, inspection and certification of manufactured goods and commodities. We currently employ over 8,500 people and operate 483 inspection offices and 244 testing laboratories worldwide. We are represented in 85 countries.

We are organised into four operating divisions, each focusing on the testing, inspection and certification of different manufactured goods and commodities.

CALEB BRETT is a joint leader in the market for the testing and inspection of petroleum products and chemicals. Caleb Brett's primary business is providing independent verification of the quantity and quality of crude oil, petroleum products and chemicals and, to a lesser extent, agricultural produce.

ETL SEMKO tests and certifies electrical and electronic products, telecommunication equipment, building products and heating, ventilation and air conditioning equipment. In the United States and through a 49 percent investment in Europe, this division also certifies the quality of management systems to standards such as ISO 9000.

LABTEST is one of the largest international providers of testing and inspection services for textiles, toys and other consumer products. In Asia, the division also certifies the quality of management systems to standards such as ISO 9000.

FOREIGN TRADE STANDARDS ("FTS") provides independent pre-shipment inspection services to the governments of developing countries to assist them in the enforcement of customs duties and exchange controls. FTS also provides inspection and testing services to government standards organisations to ensure that imports on specified products meet safety and other national standards.

DISCONTINUED OPERATIONS
Despite extensive restructuring in 1999, the operating results from our minerals division, Bondar Clegg, continued to be unsatisfactory. On January 31, 2000, we announced our decision to close Bondar Clegg. As a result, the division is reported as discontinued in our financial statements for 1999 and prior year results have been restated to reflect this disclosure. In February 2000, we concluded the sale of our American Bondar Clegg operations and commenced the closure of Bondar Clegg's remaining operations in Africa, which we expect to be completed by the end of March 2000. We will include the costs associated with the closure of this division in our financial statements for the first quarter of 2000.

As a result of unsatisfactory operating margins, in July 1998 we announced our decision to close our Environmental Testing division. Following this decision, we sold our operations in Burlington, Vermont (U.S.) and St. Helens (U.K.) and stopped commercial operations at our laboratory in Dallas, Texas (U.S.). The operating results for this division are reported as discontinued in our financial statements.

INTERNET STRATEGY
We believe that the growth of the Internet offers very significant opportunities to grow our business. We believe that an increasing number of commodities and products are being traded via the Internet and companies are increasingly using business-to-business ("B2B") and business-to-consumer ("B2C") sites to trade and sell their products. We can provide the relevant testing, inspection and certification services for many of the commodities and products traded, ensuring that customers are able to buy products over the Internet with confidence. We are working actively with B2B and B2C sites to ensure that all of the services provided by our divisions today are available to traders online. We are already working with a number of B2B and B2C sites and we plan to work with many others. In addition to growing our business through the B2B and B2C sites, we are developing links to the Internet sites of key suppliers so that buyers can order our testing and certification services online. We are investing in information technology systems so that our customers can work with us online and we can offer improved online services to traders.

HISTORY

Prior to November 1996, we operated as a division of Inchcape plc called Inchcape Testing Services. In November 1996, Charterhouse Development Capital Limited purchased Inchcape Testing Services from Inchcape plc and we changed our name to Intertek Testing Services ("ITS").

Historically, we were comprised of five divisions: (1) Quality Systems; (2) Caleb Brett; (3) Foreign Trade Supervision; (4) Minerals and (5) Environmental Testing. In January 1998, Quality Systems was divided into two new divisions, Consumer Goods and Conformity Assessment. Since January 1999, Consumer Goods has been renamed Labtest and Conformity Assessment has been renamed ETL SEMKO. These are the brand names under which the divisions had operated for many years and the changes were made to align financial reporting with operations. In January 1999, Foreign Trade Supervision was renamed Foreign Trade Standards to reflect the growing dominance of standards testing in this division.

CALEB BRETT

Caleb Brett was founded in 1885 and is a joint leader in the market for testing and inspecting petroleum products and chemicals. We believe that Caleb Brett has strong name recognition coupled with an international reputation for reliability and confidentiality. Caleb Brett's primary business is providing independent verification of the quantity and quality of crude oil, petroleum products and chemicals and, to a lesser extent, agricultural produce.

BUSINESS OVERVIEW

Petroleum and chemical companies and traders require independent testing services to verify the quality and quantity of petroleum and chemical cargoes at the point of shipment. We believe that the market has benefited from increasingly complex and rigorous environmental regulation in North America and Europe, which has required increased testing. Also, multinational oil companies and petroleum traders are increasingly outsourcing their testing activities to testing companies such as Caleb Brett.

Caleb Brett issues certificates that are internationally recognised as evidence of the quality and quantity of commodity shipments. Caleb Brett's activities in petroleum and chemical testing are divided into three sub-divisions: Inspection, Inspection Related Testing and Free Standing Testing.

INSPECTION of cargoes involves the physical checking, sampling and measuring of the quantity of a commodity at points of loading and unloading, such as seaports, storage tanker terminals and the ends of transportation pipelines.

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

GEOGRAPHIC COVERAGE

Caleb Brett has over 300 offices and 150 laboratories worldwide. Head offices are located in Australia for Caleb Brett Asia, the United Kingdom for Caleb Brett Europe Africa Middle East ("EAME"), and the United States for Caleb Brett Americas.

CUSTOMERS

Caleb Brett's customers include oil and chemical companies and traders with whom we have well established long-term relationships. The majority of our oil company customers purchase services from Caleb Brett on a job by job, port by port basis. Caleb Brett does not have any customers which represent more than 5% of its revenues.

SALES AND MARKETING

We believe that Caleb Brett has been able to increase its market share through its strong reputation for service, its extensive network of facilities, its strong international co-ordination which leads to close contact with customers and its well equipped and quality controlled laboratories. Marketing is carried out on a global, regional and local level. The Internet is starting to become an important route to market.

COMPETITION

Multinational oil companies typically split inspection and testing contracts between two or more suppliers to sustain competition. We believe that Caleb Brett and Societe Generale de Surveillance, are regarded as market leaders in this industry, together sharing over 50% of the market in 1999. Other global competitors include Inspectorate and Saybolt, which each hold approximately 10% of the market. We believe that competition in this market will continue to be relatively stable as a result of high start-up and fixed costs, as well as the importance of brand name recognition.

OPERATIONS

All of Caleb Brett's offices are staffed by employees capable of performing relevant sampling, testing and inspection operations. Field inspectors attend and superintend vessels during loading or discharge, sample the cargo and measure the cargo quantity. Laboratory technicians test samples. Caleb Brett uses sophisticated information systems to allow it to maximise reporting accuracy, minimise operating costs and turnaround times and offer the highest level of service to its customers.

GROWTH STRATEGY

We believe that the market for traditional inspection related testing is mature in Europe and the United States and we anticipate low growth in these regions. As a result of consolidation in the oil industry, there has been an increasing number of intercompany movements, which tend not to attract third party inspections. This decline has been offset by a recovery in chemical exports to Asian markets and an increase in business in Latin America where the state oil companies have privatised parts of their business. We intend to concentrate on maintaining our market share in Europe and the United States and expanding in developing countries, making acquisitions as appropriate.

Free standing testing is the fastest growing sector within Caleb Brett and we intend to continue investing in our petroleum and petrochemical laboratories. In addition, we plan to further increase our level of customer service through improved responsiveness combined with fast and accurate turnaround. This strategy will be supported by tailored information technology solutions.

Outsourcing contracts were an area of growth in 1999 and we have identified several opportunities for 2000. A detailed market research study has been commissioned to determine the size, drivers and growth of this market, and to stimulate market demand and reinforce the Caleb Brett brand name in laboratory outsourcing.

A main area of growth relates to the Internet. These opportunities are explained in the description of our Internet strategy on page 3.

PERSONNEL

Caleb Brett employs approximately 4,000 people in 47 countries. Approximately 470 employees are members of various unions around the world, with the majority being in continental Europe.


ETL SEMKO

ETL SEMKO tests and certifies electrical and electronic products, telecommunications equipment, building products and heating, ventilation and air conditioning equipment. ETL SEMKO also certifies the quality of management systems to standards such as ISO 9000 in North and South America and Europe.

ETL is a long established brand name and can trace its origins back to Thomas Edison in the United States. SEMKO is the name of the former state owned certification body in Sweden that we acquired in 1994. Prior to

January 1999, ETL SEMKO was known as Conformity Assessment and prior to January 1998, this business was part of our Quality Systems division.

BUSINESS OVERVIEW

ETL SEMKO's activities can be divided into the following three sub-divisions:
Conformity Assessment, Performance and Quality Management Systems.

CONFORMITY ASSESSMENT primarily involves testing of electronic, electrical and building products and telecommunications equipment to allow manufacturers to mark their products with nationally or regionally recognised safety marks, and to have their products certified as complying with a number of nationally recognised performance standards. Such testing is done by independent third parties, such as ETL SEMKO, to confirm that products comply with appropriate standards to facilitate the sale of the products in target country markets.

Safety marks owned and issued by ETL SEMKO include: "ETL" (U.S.), "cETL" (Canada), "S" (Sweden) and "WH" (U.S. and Canada). ETL SEMKO is also authorised to apply the "GS" mark (Germany) and the "NOM" mark (Mexico), it has Notified Body Status in the European Union ("EU") and it has electro-magnetic compatibility, telephone and other accreditations required for products it tests and certifies. These safety marks and certifications are widely relied upon by manufacturers, retailers and consumers to ensure that products conform to the applicable standards. In some countries and for some products, the safety marks and certifications are a legal requirement.

Even when not required by governmental regulation, many manufacturers, partly in response to consumer demand and partly to ensure that products are safe, continue to use our safety marks and testing and certification services. For example, the "S" mark, which has not been mandatory in Sweden since 1990, continues to be widely used throughout that country as evidence that a product has met the applicable safety standards.

PERFORMANCE testing involves the testing demanded by industry associations to guard against products which might damage consumer confidence in a particular industry. For example, we have been nominated by the Air Conditioning and Refrigeration Institute and the Gas Appliance Manufacturers Association in the United States to verify the accuracy of information provided in the yellow "Energy Guide" labels found on many appliances. We also test individual manufacturers' products to provide independent competitive performance data, which can then be used for marketing. This is proving to be a fast growing service for retailers on the Internet.

QUALITY MANAGEMENT SYSTEMS' activities involve the certification of the business processes and services of an organisation to ISO 9000. Certification involves a company defining and documenting its business processes and standards of service. Companies receiving certifications are subject to regular audits over time as a condition of continuing certification. ETL SEMKO manages this activity within North and South America. In Europe, this activity is performed through an associate company, Dekra, in which we have a 49% holding. In Asia, this activity is carried out within the Labtest division.

GEOGRAPHIC COVERAGE

ETL SEMKO has over 30 offices and 30 laboratories worldwide. Head offices are located in Sweden for ETL SEMKO Europe and Asia, and the United States for ETL SEMKO Americas.

CUSTOMERS

ETL SEMKO's customers include industrial companies such as Adtran, Sharp, Ericsson, Electrolux and Ikea. We also have a number of long-standing relationships with various industry organisations, such as the Air Conditioning and Refrigeration Institute, which has been our customer since 1956. An important new customer is Brandwise.com, which relies upon ETL SEMKO to report on the comparative performance of different electrical products. ETL SEMKO does not have any customers which represent more than 3% of its revenues.

SALES AND MARKETING

ETL SEMKO provides a wide range of testing services near points of manufacture worldwide, and the goods tested by ETL SEMKO may be sold in all the major markets of the world.

With its global sales force and its network of testing centres, ETL SEMKO benefits from the migration of manufacturing centres from North America and Europe to Asia and other parts of the developing world. For example, telephones manufactured in China for export to the United States are primarily tested in China to ensure compliance with the U.S. Federal Communications Commission standards.

New business is obtained through a variety of means, including Internet sites, direct mailing, advertisements, tele-sales, seminars, trade shows, trade associations and customer visits and referrals. In Europe, ETL SEMKO's customers tend to be larger, quality conscious companies with a wide range of testing requirements. Typically, new business is obtained by the engineers, who are the primary point of contact for customers, offering new services to existing customers. In the United States, ETL SEMKO has a centralised marketing team based in its regional head office. Each member of this team is responsible for the marketing of a defined range of services (e.g. telecommunications, building products, electrical products, etc). In Asia, marketing is mainly carried out by marketing and sales executives. We have established an Asian marketing and sales group to co-ordinate marketing throughout the Asian region.

COMPETITION

We believe that ETL SEMKO has no direct competitor with a similar market. Underwriters Laboratories, a non-profit organisation in the United States which is primarily engaged in safety mark testing, has the major share of the U.S. market and a small presence in Europe. The German Technischer Uberwachungs are non-profit organisations which have the major market share in Germany with operations in America and Asia. We believe that ETL SEMKO has the potential to increase its market share as a result of its range of safety labels and accreditations, its brand name recognition, its global presence and the high start-up costs and barriers to entry in the product testing and certification market. However, there is increasing global harmonisation of standards and a trend towards self-certification in lieu of third party testing which may have an adverse effect on the market for ETL SEMKO's services.

OPERATIONS

ETL SEMKO has the experience to test and certify an extensive range of products for a wide range of performance and safety features including the electromagnetic emission of telecommunications, computers and other electronic equipment, the energy efficiency of heating, ventilation and air conditioning equipment, thermal and acoustic insulation properties of fire doors, glass and other building products and the safety performance of sporting goods. We use a wide range of laboratory facilities and specialist test engineers because the testing and certification required for each product is different.

GROWTH STRATEGY

Our objective for ETL SEMKO is to increase our market share while maintaining our operating margin. We aim to achieve this by continuing to develop strong partnerships with our customers so that we can promote and provide all of our testing and certification services on a "one stop" basis. The development of our interactive websites and Internet marketing is an integral part of this strategy.

We are increasingly organising ETL SEMKO into customer driven market segments such as telecom, building products and heating, ventilation and air conditioning equipment which allows for more focused and effective marketing. We intend to develop and implement this approach in other countries and across regions in order to provide a more integrated service to customers.

ETL SEMKO and Labtest are increasingly cross-selling ETL SEMKO's services to retailers, which are the established clients of Labtest. Specifically, ETL SEMKO aims to increasingly test electrical products to ensure they comply with the performance specifications of retailers.

In 1999, we entered into outsourcing partnerships with both Electrolux and Ericsson and we anticipate that outsourcing contracts will continue to be a growth area.

In addition to the above initiatives, we will continue to broaden the geographical spread of ETL SEMKO by making strategic acquisitions, particularly in Europe where the market is mature and organic growth is slower. For example, our acquisition of the electrotechnical safety and electro magnetic compatibility testing business of ERA Technology Ltd in July 1999 has given us access to the worldwide market for explosives related accreditation as well as providing a U.K. facility through which British customers can benefit from the ETL SEMKO safety labels and accreditations.

PERSONNEL

ETL SEMKO employs approximately 1,400 people in 12 countries. Approximately 200 employees are members of various unions around the world, with the majority being in Sweden.


LABTEST

Labtest is one of the largest international providers of testing and inspection services for textiles, toys and other consumer products. Prior to January 1999, Labtest was known as Consumer Goods and prior to January 1998 this business was part of our Quality Systems division. The Labtest brand name has been established for many years.

BUSINESS OVERVIEW

Labtest performs testing to ensure that products meet the safety standards and specifications of distributors and retailers. The purchasers typically specify their own quality and performance standards, but may specify nationally recognised standards. Manufacturers operating in developing countries routinely seek such testing and inspection of consumer goods to assist them in selling their products to developed markets, such as North America and Europe.

Labtest divides its activities into the following sub-divisions: Textiles, Inspection, Toys, Quality Management Systems and Risk Assessment Management:

TEXTILES testing is principally an activity in which large textile and clothing retailers specify standards for the testing of products at the point of manufacture. Testing is carried out for colour fastness, abrasion resistance, size conformity, shrinkage resistance and flammability. We believe that Labtest is the leader in textile testing in Asia.

INSPECTION primarily involves visual inspection of finished products at the manufacturer's factory prior to shipment to verify the quantity, quality and basic specification of the products to be shipped. Inspection may be carried out on behalf of the manufacturer or the buyer.

Included within the Inspection sub-division is Code of Conduct work. This work has resulted from consumers and pressure groups being increasingly concerned about the social conditions to which workers in developed and developing countries are subjected. Code of Conduct audit work includes factory tours, document review and employee interviews. The main focus of these audits is the review of child labour conditions, involuntary labour, coercion and harassment, health and safety, working hours, compensation and environmental protection.

TOYS testing is mainly to ensure products conform with national and international safety standards. Services include design and packaging evaluation, safety testing, durability testing and performance testing.

QUALITY MANAGEMENT SYSTEMS involves the certification of the business processes and services of an organisation to ISO 9000 and similar standards. In Asia, Quality Management Systems work is carried out through a 50:50 joint venture with BSI. In addition, Quality Management Systems' activities include clean room validation in France and FDA (Food and Drug Administration) validation for the pharmaceutical industry in the U.S.

RISK ASSESSMENT MANAGEMENT works with world market leaders to minimise the risk associated with toys, children's clothes and other consumer products. Our main customer is McDonalds.

GEOGRAPHIC COVERAGE

Labtest has over 50 offices and 30 laboratories worldwide. The head office is located in Hong Kong.

CUSTOMERS

Labtest's customers are retailers, mainly in North America and Europe and manufacturers, mainly in Asia. Customers include retailers such as The GAP, JC Penney and Marks & Spencer. Labtest's top 10 global customers represent approximately 13% of divisional sales.

SALES AND MARKETING

Labtest provides a full range of testing services for both points of manufacture and retailers' buying offices. Labtest is able to ensure that the goods tested may be sold in all the major markets in the world because it has the accreditations and reputation to meet the requirements of its retail and distribution customers worldwide.

With its network of testing centres in developing countries, Labtest benefits from the migration of manufacturing from North America and Europe to Asia and other parts of the developing world. For example, our testing laboratory in Turkey offers American and European textile and garment importers a local testing service in the country of production.

Labtest's marketing efforts focus on the major retailers of North America and Europe. Labtest assigns an account manager to most of these major retailers who is responsible for marketing to that client and providing a full range of services. The account manager is likely to be a specialist, for example, textiles or inspection, and will draw upon the support of other experts within the division, as and when appropriate, to service the client.

COMPETITION

We believe that Labtest has 35% of the textile testing market, 19% of the toys testing market and 26% of the inspection market. Societe Generale de Surveillance competes with us in all these sectors, ACTS Testing Laboratories is a competitor in the toys testing market and Merchandise Testing Laboratories competes with us in the textiles testing sector.

OPERATIONS

Labtest has the expertise to inspect and test a wide range of consumer products to the specifications required by retailers and distributors. Labtest testing facilities are usually located near to the point of manufacture of the product and range from the largest textile testing laboratory in the world in Hong Kong to small start-up operations in new territories such as Morocco. We employ experts in a number of specialist fields such as textile analysis and toy testing.

GROWTH STRATEGY

We expect the market for Labtest to continue growing as a result of increasing sourcing of products from developing countries. In addition, Labtest benefits from the greater consumer desire for product varieties, the trend towards shorter product life cycles and increasing awareness of consumer protectionism. Labtest aims to continue its strong growth while maintaining its operating margins.

We intend to expand the concept of providing more services to retailers by actively marketing the services of ETL SEMKO and Caleb Brett to retailers in North America and Europe. We plan to increase the sales force in developed countries responsible for retailers to support this expansion.

We anticipate rapid growth in the purchase of consumer products over the Internet which will potentially increase business for Labtest as explained in our Internet strategy on page 3.

We also plan to expand the geographical coverage of Labtest by developing service networks in Bangladesh and Pakistan and by extending our Labtest operations into Central and South America.

PERSONNEL

Labtest employs approximately 2,300 people in 22 countries. Korea is the only country where employees are members of a union.

FOREIGN TRADE STANDARDS

BUSINESS OVERVIEW

FTS provides independent pre-shipment inspection services to the governments of developing countries to assist them in the enforcement of customs duties and exchange controls. FTS also provides inspection and testing services to government standards organisations to ensure that imports of specified products meet safety and other national standards. In providing these services, FTS inspects, tests and reviews at source the quantity, quality and price of goods to be shipped, to check that import duties are correctly calculated and that such goods comply with the laws, standards and relevant customs regulations of the importing country. This work is contracted directly with the governments and standards organisations of developing countries. This division has also started to provide customs training services to customs departments. Pre-shipment inspection contracts fall into one of four categories:

Single Contracts            A single inspection organisation is successful at
                            securing the contract with the government and inspects inbound trade shipments.

Shared Contracts            Two or three inspection organisations are selected
                            to inspect imports and typically have
                            responsibilities divided between them according to the location of the exporter. For example, one inspection organisation may cover imports from the Americas, a second, imports from Europe and Africa and a third, shipments from Asia.

Competitive Contracts       A number of inspection companies are authorised to
                            perform inspection work for the country concerned.
                            Inspection work is performed by one of these organisations on a competitive basis. Competitive contracts are common in South America.

Standards Body Contracts    Independent product testing and certification
                            service provided to a national Standards Body
                            (e.g. the Saudi Arabian Standards Organisation
                            ("SASO") to confirm that, products imported into the Kingdom of Saudi Arabia comply with relevant SASO or international standards).

In addition to pre-shipment inspection work, FTS also provides a wide range of inspection and expediting activities, usually focused on larger engineering plants and projects. The service covers review of specifications sent to suppliers, technical inspection activities, including witnessing of tests on finished products and materials.


GEOGRAPHIC COVERAGE

FTS has 48 offices worldwide and its head office is located in the United
Kingdom.

CUSTOMERS

FTS' customers include the governments of Argentina, Ecuador, Georgia, Ghana, Mexico, Mozambique, Nigeria and Uganda and the Saudi Arabian Standards Organisation. Some of these contracts may be cancelled at short notice. For example, in January 1999, the Nigerian government unexpectedly announced that its pre-shipment inspection programmes would cease in March 1999. This had a material adverse effect on our revenues and operating income in 1999. We also experience long delays in receiving payment for our services from certain governments which has had an adverse effect on our operating cash flow.

SALES AND MARKETING

FTS' marketing efforts for government contracts are managed by a business development team based in London. Business development efforts require extensive work in the targeted country, including high level lobbying, to encourage the government, usually via the local Ministry of Finance or the government Standards Body, to issue a tender for pre shipment inspection services. The marketing team also makes regular contact with major international organisations that advise countries on economic policy, such as the World Bank and the International Monetary Fund.

In competitive contracts such as those in parts of Latin America, importers can choose from one of several appointed agents and therefore, there is a marketing effort to shippers and receivers of products and commodities that must continue once the contract is obtained. Local sales teams are used to promote FTS' services against its competitors.

COMPETITION

Our main competitors are Societe Generale de Surveillance, Bureau Veritas and Cotecna. Societe Generale de Surveillance is the market leader with, we believe, approximately 55% of the pre-shipment inspection market. Bureau Veritas has approximately 22% and Cotecna approximately 6%.

OPERATIONS

Inspection requirements typically involve verification of shipment quantity, quality, product specification and value. The requirement for inspection work is normally first notified in the country of import. FTS logs the job in its worldwide information system and notifies one of its regional offices around the world located near the exporter. FTS' information system automatically generates fax notification to the exporter, informing it of the requirements for inspection. After the receipt of information from the exporter as to when and where the goods to be shipped may be inspected, FTS will despatch an inspector to the appropriate location. As well as our own full time inspectors, we use the services of sub-contractors around the world, who operate on a pay-per-job basis, minimising fixed costs. Concurrently, the FTS office in the exporter's region will check the invoice for consistency with the appropriate inspection result and for price. At this point, the FTS information system produces customs and other certificates for official use in the country of import.


STRATEGY

Our strategy for FTS is to focus on increasing our share of the global pre-shipment inspection market whilst maintaining both a minimum operating margin and a rigorous compliance programme to ensure that all employees and consultants operate professionally and ethically. Increasingly, governments with existing single pre-shipment inspection contracts and governments setting up new pre-shipment inspection programmes are keen to encourage competitive pricing. We believe that this trend will potentially erode the dominance of Societe Generale de Surveillance in the pre-shipment inspection market and allow other inspection companies to gain market share. We are investing significantly in web based operations to reduce operating costs.

We plan to develop Government Standards Programmes such as the SASO programme, which utilise the inspection services of our other divisions, thus maximising income for the group. We anticipate that Customs Reform contracts such as the contract in Georgia, will be a growth area and we are developing information technology systems and training personnel in customs reform services.

PERSONNEL

FTS employs approximately 900 people in 24 countries. Ghana is the only country where employees are members of a union.

ENVIRONMENTAL LIABILITIES

We are subject worldwide to laws and regulations that govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal of solid and hazardous wastes. In many jurisdictions these laws change frequently and have tended to become more stringent.

Such laws and regulations may impose obligations to investigate and remediate environmental conditions and to compensate public and private parties for related damages. In jurisdictions such as the United States, such obligations, including those under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund"), may be joint and several and may apply to conditions at properties we own or formerly owned or to properties where we have sent waste or other contamination.

Two of our subsidiary corporations are currently involved in ongoing investigations by the U.S. Environmental Protection Agency. Details of these investigations are given in Item 3.

We are aware of contamination at the following two properties which we presently own:

CORTLAND, NEW YORK, UNITED STATES

Cortland is a major ETL SEMKO operating location with a significant heating, ventilation and air conditioning testing capacity. Site contamination was discovered and clean up efforts were started several years ago. We estimate that the clean up operation is costing about $50,000 to $100,000 per annum and we anticipate that this will continue for possibly 10 years. There is a risk that the regulators may require more expensive remedial work.

ANTWERP, BELGIUM

In April 1998, we decided to move our existing Caleb Brett operations in Antwerp to a newly acquired site following an acquisition in Belgium. After vacating our original site, we became aware of soil contamination under the building. We estimate that clean up operations will last for about 1 year and will cost approximately pound 90,000. At present, a definitive clean up plan is being prepared for approval by the Belgian authorities after which we will obtain quotes for the clean up operation.

In connection with our acquisition from Inchcape plc on November 6, 1996, we obtained rights to indemnification from Inchcape plc in certain circumstances for breaches of Inchcape plc's environmental representations and warranties in the related acquisition agreement. Those rights to recover for breach of warranty are subject to limitations, however, including the necessity that amounts sought from Inchcape plc exceed pound 250,000, and the requirement that we give notice to Inchcape plc prior to the fifth anniversary of the closing of the acquisition, depending on the issue involved. We have notified Inchcape plc of the contamination at both of the above sites but we can give no assurance that this or any other material environmental liability will be covered by such indemnification rights.

We are also aware of the following issue at a storage site which we leased:-

NEW JERSEY, UNITED STATES

In September 1998, Caleb Brett, along with four other Potentially Responsible Parties ("PRP") received a General Notice Letter from the EPA regarding contamination at the LCP Chemicals Inc. Superfund site in Linden, New Jersey. We leased a discrete storage area at the LCP site after chemical operations ceased and have responded to the EPA denying that we are a PRP. We do not know whether Caleb Brett will be implicated in the clean up of the LCP Chemical Site or whether litigation will be initiated by any party to recover costs for the site clean up. There have been no further developments and we will vigorously defend any claim for costs.

We cannot be certain that the above estimates of remedial costs are accurate and we can give no assurance that the final cost will not have a material adverse effect on our operating results. Also we cannot give any assurance that there is no contamination at other sites we own or formerly owned or at properties where we have sent waste or other contamination.

ITEM 2:     DESCRIPTION OF PROPERTY

REAL PROPERTY AND LEASEHOLDS

At December 31, 1999, we operated from 483 offices and 244 laboratories in 85 countries. The majority of laboratories have approximately 10,000 - 20,000 square feet of space. Most of our properties are leased and approximately 76% of our leases expire in less than five years. Our principal executive office is located in London, England and is occupied under a lease expiring in June 2006. The other leased premises have remaining terms generally ranging from 1 to 24 years. Our Labtest operation in Hong Kong currently occupies 145,600 sq. ft. of a building in Kowloon which it rents under various two year leases. The majority of the leases expire in 2001 and if they are not renewed we would have to relocate the Labtest operations which would be disruptive and costly. We own a small number of sites which at December 31, 1999 had a net book value of pound 8.7 million. The ETL SEMKO facility in Stockholm, Sweden accounts for pound 4.9 million of that total. Other large sites include the Caleb Brett facilities in Rotterdam, the Netherlands, owned by ITS Caleb Brett Nederland BV and the ETL SEMKO facility in Cortland, New York, owned by Intertek Testing Services NA, Inc, each with a net book value of pound 0.9 million. We believe that our facilities are suitable for their present and intended purposes and are adequate for our current and expected levels of operations.

INTELLECTUAL PROPERTY

We own or have the right to use various patents, copyrights, trademarks, service marks and certification marks in the United States and worldwide. We use our well-known certification marks to signify to consumers that a product bearing such a mark meets various nationally and/or internationally recognised safety standards. ETL SEMKO issues the proprietary "ETL" (U.S.), "cETL" (Canada), "S" (Northern Europe), and "WH" (U.S. and Canada) safety marks, and is accredited to authorise the application of the "GS" mark in Germany and the "NOM" mark in Mexico. We also use other trade names, registered and unregistered, such as "Caleb Brett", "SEMKO", "Intertek", "ITS", "Labtest" and "Warnock Hersey ". We believe that our brand and trade names provide us with significant competitive advantage in marketing our services. Invalidation of several of these marks, through a lawsuit or governmental proceeding, could have a materially adverse effect on our business. In addition, invalidation of a mark with great commercial importance in a particular country could have a materially adverse effect on our business in that country.

We believe that our use of intellectual property does not infringe the intellectual property rights of third parties. However, we cannot be sure that competitors or other third parties will not in the future assert infringement or royalty claims against, or otherwise seek to invalidate our intellectual property rights.

Several agreements currently exist under which we are either a licensor or licensee of intellectual property. We have no reason to anticipate the loss or invalidation of these licenses but in any event we do not consider that such a loss would have a materially adverse effect on our business. We protect our intellectual property by registering our trademarks, patents and trade names with the appropriate governmental authorities and defend such intellectual property from infringement through litigation if necessary.

ITEM 3:       LEGAL PROCEEDINGS

From time to time we are involved in various claims and lawsuits incidental to the ordinary course of our business, including claims for damages, negligence and commercial disputes regarding inspection and testing. We are not currently party to any legal proceedings other than ordinary litigation incidental to the conduct of our business and the investigations described below. On the basis of currently available information, we consider that the outcome of any claims and lawsuits is unlikely to have a material adverse effect on our financial position.

We hold a professional indemnity insurance policy which provides coverage for claims from certain customers. We consider this policy adequate for normal commercial purposes.

INVESTIGATIONS BY THE U.S. ENVIRONMENTAL PROTECTION AGENCY

Two of our subsidiary corporations are currently involved in investigations by the U.S. Environmental Protection Agency ("EPA"). Details of each investigation are given below:

CALEB BRETT USA, INC.

In February 1997, Caleb Brett, through its routine quality assurance and quality control procedures, discovered evidence of false testing results at the Caleb Brett laboratory in Linden, New Jersey, which involved testing of gasoline to certain standards set by the EPA.

Caleb Brett promptly reported its findings to the EPA and requested inclusion in the EPA's Voluntary Disclosure Program. This matter was referred to the U.S. Department of Justice by the EPA, and civil and criminal investigations are underway.

In September 1999, the Department of Justice announced that three laboratory supervisors pleaded guilty to criminal charges that they participated in a scheme to falsify chemical analyses of gasoline. The Department of Justice also announced that Caleb Brett is not presently considered a target of this ongoing investigation.

As part of the co-operation with the EPA, Caleb Brett appointed a Compliance Director and introduced more stringent compliance protocols which have been presented to the EPA. These compliance procedures are now fully implemented.

It is not yet possible to estimate the cost of any civil or criminal penalties arising from this matter. However, on the basis of currently available information, we consider that the outcome is unlikely to have a material adverse effect on the financial position, results of operations or future cash flows of our business. We have notified Inchcape plc of the investigation and are pursuing possible rights of recovery against Inchcape plc under the Share Purchase Deed.


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

ITS Environmental has requested inclusion in the EPA's Voluntary Disclosure Program but was advised in August 1999 that it has not been accepted in this program. ITS Environmental has requested that the EPA reconsider this decision and reconsideration has been denied.

In August 1998, ITS Environmental sold its laboratory business in Burlington, Vermont U.S.A. and St. Helens, U.K. and stopped commercial operations at the laboratory in Dallas. These actions resulted in the discontinuation of business at ITS Environmental. This sale has not relieved ITS Environmental of any liability it may face as a result of these investigations or otherwise.

Since commercial operations discontinued in August 1998, the facility has been used to reprocess the original data. ITS Environmental developed what it believed to be an effective data screening and reprocessing method. The reprocessing effort was aimed at providing clients with data of known quality. The EPA have advised ITS Environmental that the reprocessing is not acceptable to the EPA for clean up or compliance purposes. Nevertheless, ITS Environmental believes that it can establish the scientific integrity of the reprocessing work.

ITS Environmental continues to co-operate fully with the government investigation. To date, no action has been brought against ITS Environmental by the EPA. In December 1999, two lawsuits were filed by former customers of ITS Environmental:-

(1) On December 9, 1999, a complaint was filed in federal court in Chicago, Illinois against Intertek Testing Services Environmental Laboratories, Inc. seeking declaratory judgement and damages arising from analyses performed between 1991 and 1997.

(2) On December 17, 1999, a complaint was filed in state court in Kansas City, Missouri, against Intertek Testing Services Limited seeking damages from improper testing and analysis.

Both cases are in the preliminary stages and we are unable to predict the outcome of these actions. We are unable to estimate the cost of any civil or criminal penalties arising from this investigation. However, on the basis of currently available information, we consider that the outcome is unlikely to have a material adverse effect on our business and our financial position. We have notified Inchcape plc of the investigation and are pursuing possible rights of recovery against Inchcape plc under the Share Purchase Deed.

ITEM 4:       CONTROL OF REGISTRANTS

At March 15, 2000, the share capital of the Company (the "Ordinary Shares") was divided into 69,172,061 Ordinary A Shares of 1 pence each (the "A shares"), 11,578,635 Ordinary B Shares of 1 pence each (the "B Shares"), 2,951,417 Ordinary C Shares of 1 pence each (the "C Shares"), and 7,110,713 Ordinary D Shares of 1 pence each (the "D Shares"). 69,172,061 of the A Shares and 11,578,635 of the B Shares have been allotted, called up, fully paid and outstanding. None of the C Shares and D Shares have been issued. In addition, the Company has 105,478,482 Zero Coupon Redeemable Preference Shares of pound 1 each (the "Preference Shares"), all of which have been allotted, called up, fully paid and outstanding.

ORDINARY SHARES
The A Shares, B Shares, C Shares and D Shares rank equally in all respects except that: (i) the holders of A Shares and D Shares have a right in the event of a winding-up to receive the subscription price of those shares in preference to the holders of B Shares and C Shares, but rank equally with the holders of B Shares and C Shares in the event of a distribution of any surplus assets available after repayment to the holders of B Shares and C Shares of the subscription price on those shares; (ii) the C Shares confer no right to receive notice of, attend or vote at general meetings of the Company; and (iii) the D Shares confer on the holders the right to receive notice of and to attend, but not to vote at, general meetings of the Company.

Shareholders who hold more than 10% of the Ordinary Shares in the Company as of March 15, 2000 are shown in the table below:

Name and Address                                                  Number of         Number of        % of Total
                                                              A Shares Held     B Shares Held             Share
                                                                                                    Capital (a)
Charterhouse General Partners Limited (b)
85 Watling Street,
London EC4M 9BX
United Kingdom                                                   30,251,608                 -             37.46

Charter Intertek LLC (b)
C/o Charterhouse Group International, Inc.
535 Madison Avenue
New York, NY 10022
USA                                                              11,344,281                 -             14.04

Directors and Officers as a group                                   211,143         9,989,412             12.63

                                                             ---------------------------------------------------
                                                                 41,807,032         9,989,412             64.13
                                                             ---------------------------------------------------

(a) This table does not reflect the issuance of C Shares (which are reserved for issue to employees) upon the exercise of options granted to management or the issuance of D Shares upon the exercise of the Warrants issued to certain financial institutions, including BT Investment Partners, Inc., in connection with its purchase of the Parent Subordinated PIK Debentures. Upon the exercise of the Warrants and the share options, directors and officers as a group will own 14.21% and the Warrant holders as a group will own 13.93% of the fully diluted ordinary shares of Parent. See "Warrants" below.

In addition, the table does not reflect the issuance of 105,478,482 Preference Shares of the Parent purchased by Charterhouse and other financial institutions as described below.

(b) Charterhouse General Partners Limited is a wholly owned subsidiary of Charterhouse Development Capital Holdings Limited, which is the sole owner of Charterhouse Development Capital Limited.

Other wholly owned subsidiaries and managed funds of Charterhouse Development Capital Holdings Limited as a group own 45.18% of the total share capital.

A substantial portion of the membership interests in Charter Intertek LLC are owned by Charterhouse Equity Partners II, L.P. The general partner of Charterhouse Equity Partners II, L.P. is CHUSA Equity Investors II, L.P., whose general partner is Charterhouse Equity II, Inc., a wholly-owned subsidiary of Charterhouse Group International, Inc.

ZERO COUPON REDEEMABLE PREFERENCE SHARES

The Preference Shares rank senior to the Ordinary Shares of the Company. No dividends are payable on the Preference Shares. The Preference Shares will be mandatorily redeemed on November 8, 2009. The Company is required upon the written request from holders of 30% or more of the Preference Shares to redeem all of those shares in issue from any source of funds legally available for that purpose. No redemption, however, may be made to the extent prohibited by the terms of indebtedness under the Credit Agreement, the Notes or the Parent Subordinated PIK Debentures, all of which contain prohibitions or restrictions on redemptions. Holders of Preference Shares are entitled to receive notice of but not attend and vote at general meetings, except that they can attend and vote on any resolution regarding the winding-up of the Company, a reduction in the Company's capital or on modification of the rights and restrictions attached to the Preference Shares.

WARRANTS

The Warrants acquired in connection with the purchase by certain financial institutions, including BT Investment Partners, Inc., of Parent Subordinated PIK Debentures confer the right to subscribe to 7.83% of the fully diluted ordinary share capital of the Company. The Warrants will be exercisable only upon sale in connection with the acquisition by a person (other than a person who has funds managed by Charterhouse or any other member of Charterhouse's wholly-owned group) of more than 50% of the Ordinary Shares of the Company (calculated excluding Ordinary Shares underlying the Warrants) or the unconditional granting of permission for any of the Ordinary Shares of the Company to be dealt in on any recognised investment exchange.

SHAREHOLDERS' AGREEMENT

The Company and the holders of A Shares, B Shares and Preference Shares are parties to a subscription and shareholders' agreement (the "Shareholders' Agreement"). The Shareholders' Agreement provides that, among other things, without Institutional consent, the Company or its subsidiaries may not take certain actions, including: (i) any amendment to the memorandum or articles of association of the Company or its subsidiaries; (ii) any variation in the authorised or issued share capital (or the rights attaching to it or any class of it) of the Company or its subsidiaries or the creation of any options or other rights to subscribe for or to convert into shares in such a company or the purchase (by the Company or its subsidiaries) of any shares in the capital of such a company; (iii) the declaration or distribution of any dividend or other payment out of the distributable profits or reserves of the Company or its subsidiaries or the reduction of any other reserve of the Company or its subsidiaries; (iv) the transfer of any shares in the capital of the Company or its subsidiaries; (v) the sale, transfer, leasing, licensing or disposal by the Company or its subsidiaries (otherwise than in the normal course of business) of all or a substantial part of its business, undertaking or assets whether by a single transaction or series of transactions, related or not; (vi) the entry into negotiations concerning the sale of shares in the Company or its subsidiaries or of any material part of the business or assets of the Company or its subsidiaries, the refinancing of the Company or its subsidiaries, or the making of any application or submission of any business plan to any person with a view to attracting additional or substitute finance for the Company or any part of it; (vii) anything which is of a material nature (in the context of the Company as a whole) and not in the normal course of business; (viii) the entry into any new borrowing facility (other than the Credit Agreement) by the Company or its subsidiaries, the variation of the terms of any borrowing facilities or the issue or redemption of any loan capital and (ix) certain arrangements with affiliates.


So far as we are aware, the Company is not directly or indirectly owned or controlled by any government. We are not aware of any arrangements that might result in a change of control of the Company.

INTERESTS IN SHARE CAPITAL

Our directors and their immediate families and key officers who held Shares in the Company as of March 15, 2000 are shown below:

                                                       NUMBER OF         NUMBER OF
                                                     ORDINARY 'A'       PREFERENCE
                                                        SHARES            SHARES

Simon Drury                                               89,072             1,621
Stuart Simpson                                           122,071             2,448



                                                       NUMBER OF
                                                     ORDINARY 'B'
                                                        SHARES

Richard Nelson                                         3,632,514
William Spencer                                          993,201
Key officers                                           5,363,697


ITEM 5:       NATURE OF TRADING MARKET

Not applicable.


ITEM 6:       EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are no limitations under U.K. law, as currently in effect, on the rights of non-U.K. resident shareholders, by virtue of their non-resident status, to hold or exercise voting rights attaching to the Ordinary Shares of the Company.

There are currently no U.K. laws, decrees or regulations that would affect the transfer of capital or remittance of dividends, interest or other payments to non-U.K. resident shareholders, except as set out in "Item 7 - Taxation".

ITEM 7:       TAXATION

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the material United States federal income tax consequences of the ownership of Notes. Except where noted, it deals only with Notes held as capital assets by United States Holders and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, life insurance companies, tax-exempt entities, persons holding Notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle or holders of Notes whose "functional currency" is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions made under the Code, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

PAYMENTS OF INTEREST. Except as set out below, interest on a Note will generally be taxable to a United States Holder as ordinary income at the time it is paid or accrued in accordance with the United States Holder's method of accounting for tax purposes. A "United States Holder" of a Note means a holder that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organised in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust (x) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A "Non-United States Holder" is a holder that is not a United States Holder.

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

SALE, EXCHANGE, RETIREMENT OR OTHER DISPOSITION OF NOTES. A United States Holder's tax basis in a Note will, in general, be the United States Holder's cost therefore, increased by market discount previously included in income by the United States Holder and reduced by any amortized premium and any cash payments on the Note other than qualified stated interest. Upon the sale, exchange, retirement or other disposition of a Note, a United States Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less any accrued qualified stated interest, which will be taxable as such) and the adjusted tax basis of the Note. Except as described above with respect to market discount, such gain or loss will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductability of capital losses is subject to limitations.

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

NON-UNITED STATES HOLDERS. As stated above, it is unclear whether the interest income on a Note will constitute foreign and/or United States source income for United States federal income tax purposes. Consequently, the Issuer will withhold United States federal income tax at a rate of 30% on any interest payment made to a Non-United States Holder unless such interest qualifies as "portfolio interest" under the Code or is otherwise exempt from withholding as described below. In general, interest income received by a Non-United States Holder will qualify as "portfolio interest" if such Non-United States Holder files Internal Revenue Service Form W-8 or W-8 BEN (or successor form) with the Issuer or its paying agent, as the case may be, and such Non-United States Holder (i) does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Issuer or Testing Holdings USA Inc. entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder, (ii) is not a bank whose receipt of interest on a Note is described in section 881(c)(3)(A) of the Code, and (iii) is not a controlled foreign corporation that is related to the Issuer or Testing Holdings USA Inc. through stock ownership.

If the interest income received by a Non-United States Holder does not qualify as "portfolio interest," the Issuer will withhold United States federal income tax at a rate of 30% on any interest payment to such Non-United States Holder unless the beneficial owner of the Note provides the Issuer or its paying agent, as the case may be, with a properly executed (1) Internal Revenue Service Form 1001 or W-8 BEN (or successor form) claiming an exemption or reduced rate from withholding under the benefit of a tax treaty or (2) Internal Revenue Service Form 4224 or W-8 ECI (or successor form) stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States.

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

CERTAIN UNITED KINGDOM TAX CONSEQUENCES

The following summary describes certain U.K. tax consequences of the ownership of the Notes. Except where noted, it relates only to the position of persons who are the absolute beneficial owners of their Notes and may not apply to special situations, such as those of dealers in securities. Furthermore, the discussion below is generally based upon the provisions of the current U.K. tax laws and U.K. Inland Revenue practice, and such provisions may be repealed, revoked or modified so as to result in U.K. income tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISERS CONCERNING U.K. TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAW OF ANY OTHER RELEVANT TAX JURISDICTION. NO REPRESENTATIONS WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF BOOK-ENTRY INTERESTS ARE MADE HEREBY.

INTEREST ON THE GLOBAL NOTES. The Global Notes will constitute "quoted Eurobonds" within the meaning of section 124 of the Income and Corporation Taxes Act 1988 ("the Act") as long as they continue to be in bearer form and listed on a "recognised stock exchange" within the meaning of section 841 of the Act. The Luxembourg Stock Exchange is currently recognised for these purposes. Accordingly, payments of interest on the Global Notes may be made without withholding on account of U.K. income tax where the Global Notes are held in a recognised clearing system (DTC, Euroclear and Cedel are recognised for these purposes) and, where applicable, any other administrative conditions imposed by regulations made under the Act (as amended by the Finance Act 1996) have been satisfied.

In all other cases an amount must be withheld on account of U.K. income tax at the lower rate (currently 20%), subject to any direction to the contrary by the Inland Revenue under an applicable double taxation treaty.

Where a U.K. collecting agent in the course of a trade carried on by him either
(a) acts as custodian of the Global Notes and receives interest on those Notes or directs that interest on the Global Notes be paid to another person or consents to such payment; or (b) collects or secures payment of or receives interest on the Global Notes for a Noteholder (except in either case by means solely of clearing a cheque or arranging for the clearing of a cheque), the collecting agent will be required to withhold on account of U.K. income tax at the lower rate unless: (i) the relevant Global Notes are held in a "recognized clearing system" and the collecting agent either: (A) pays or accounts for the interest directly or indirectly to the "recognized clearing system"; or (B) is acting as depository for the "recognized clearing system"; or (ii) the person beneficially entitled to the interest is at the time the interest is paid either not resident in the United Kingdom and beneficially owns the relevant Notes or is specified by regulations; or (iii) the interest arises to trustees not resident in the United Kingdom of certain discretionary or accumulation trusts (where, inter alia, none of the beneficiaries of the trust is resident in the United Kingdom); or (iv) the person beneficially entitled to the interest is eligible for certain reliefs from tax in respect of the interest; or (v) the interest fails to be treated as the income of, or of the government of, a sovereign power or of an international organization.

In the case of each of the above exceptions, further administrative conditions imposed by the regulations referred to above may have to be satisfied for the relevant exception to be available.

Interest on the Notes constitutes U.K. source income for U.K. tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding. However, interest with a U.K. source received without deduction or withholding on account of U.K. tax will not be chargeable to U.K. tax in the hands of a Noteholder who is not resident for tax purposes in the U.K. unless that Noteholder carries on a trade, profession or vocation in the United Kingdom through a U.K. branch or agency in connection with which the interest is received or to which the Notes are attributable. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers).

INTEREST ON THE DEFINITIVE NOTES. Payments of interest on the Definitive Notes will be made under deduction of U.K. income tax at the lower rate by the Issuer subject to any direction to the contrary by the Inland Revenue under an applicable double taxation treaty.

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

POTENTIAL APPLICATION OF APPLICABLE DOUBLE TAX TREATIES. Where interest on the Notes has been paid subject to deduction of income tax, holders of Notes who are not resident in the U.K. may be able to recover all or part of the tax deducted if there is an appropriate provision in an applicable double tax treaty. A United States Holder who is entitled to the benefit of the United States/United Kingdom Double Tax Treaty will normally be eligible to recover in full any U.K. tax withheld from payments of interest to which such holder is beneficially entitled by making a claim under the United States/United Kingdom Double Tax Treaty on the appropriate form. Alternatively, in certain circumstances, a claim may be made by a United States Holder in advance of a payment of interest. If the claim is accepted by the U.K. Inland Revenue, it will authorise subsequent payments to that United States Holder to be made without deduction of U.K. withholding tax. Claims for repayment must be made within six years of the end of the U.K. year of assessment (generally April 5 in each year) to which the interest relates and must be accompanied by the original statement provided by the Issuer when the interest payment was made, showing the amount of U.K. income tax deducted. Because a claim is not considered until the U.K. Inland Revenue receives the appropriate form from the Internal Revenue Service, forms should be sent to the Internal Revenue Service, in the case of an advance claim well before the relevant interest payment date or, in the case of a claim for repayment of the tax, well before the end of the appropriate limitation period.

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

Other United Kingdom Tax Payers

Taxation of Chargeable Gains. A disposal of Notes by an individual Noteholder who is resident or ordinarily resident in the United Kingdom or who carries on a trade, profession or vocation in the U.K. through a branch or agency to which the Notes are attributable, may give rise to a chargeable gain or allowable loss for the purposes of the U.K. taxation of chargeable gains.

Accrued Income Scheme. On a disposal of Notes by a Noteholder, any interest which has accrued since the last interest payment date may be chargeable to tax as income if that Noteholder is resident or ordinarily resident in the United Kingdom or carries on a trade, profession or vocation in the U.K. through a U.K. branch or agency to which the Notes are attributable.

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

ITEM 8:    SELECTED FINANCIAL DATA


We set out in the following table selected financial data for Inchcape Testing Services (the "Predecessor Company") and ITS. The income statement data for the year ended December 31, 1995 and for the period from January 1 to October 7, 1996 and the balance sheet data at December 31, 1995 and October 7, 1996 are derived from the combined financial statements of the Predecessor Company. The income statement data for the period from October 8 to December 31, 1996 and for the years ended at December 31, 1997, 1998 and 1999 and the balance sheet data at December 31, 1997, 1998 and 1999 are derived from the audited consolidated financial statements of ITS. Our acquisition from Inchcape plc was accounted for under the purchase method of accounting, and as a result of the acquisition, financial data relating to the Predecessor Company generally will not be comparable to that of ITS with respect to interest expense, amortisation of debt issuance costs incurred in connection with the acquisition and income from other Inchcape plc companies.

In order to provide a meaningful five year history, the table includes income data for the year ended December 31, 1996 ("Supplemental Period 1996"). This data is derived from information reported for the Predecessor Company for the period from January 1 to October 7, 1996 and from information reported by the Group for the period from October 8 to December 31, 1996, adjusted for the acquisition and post acquisition financing and to reflect the accounting policies adopted by the Group. In addition, the results have been retranslated to reflect the cumulative average exchange rates for the year ended December 31, 1996.

The selected financial data is prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP as described in Note 31 to our consolidated financial statements. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and the Consolidated Financial Statements.


Amounts in pound m                     PREDECESSOR COMPANY                                    ITS
                               -------------------------------------------------------------------------------------------
                                Year ended    Period from       Period      Supple-         Year         Year         Year
                                  December      January 1         from       mental        ended        ended        ended
                                  31, 1995     to October    October 8       Period     December     December     December
                                                  7, 1996           to         1996     31, 1997     31, 1998     31, 1999
                                                              December  (unaudited)
                                                              31, 1996
                               -------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
AMOUNTS IN CONFORMITY WITH U.K. GAAP:
REVENUES
Continuing operations                243.5          211.9         68.3        280.1        303.2        337.8       351.2
Discontinued operations               38.2           31.7         12.2         43.6         40.8         22.0        11.3
                               ------------------------------------------------------------------------------------------
TOTAL                                281.7          243.6         80.5        323.7        344.0        359.8       362.5
                               ------------------------------------------------------------------------------------------
OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL ITEMS
Continuing operations                 24.9           22.5         10.1         32.9         37.3         44.8        48.0
Discontinued operations                1.1            2.0          0.1          2.3          3.2        (2.6)       (2.1)
                               ------------------------------------------------------------------------------------------
TOTAL                                 26.0           24.5         10.2         35.2         40.5         42.2        45.9
                               ------------------------------------------------------------------------------------------
OPERATING INCOME/(LOSS) AFTER OPERATING EXCEPTIONAL ITEMS
Continuing operations                 25.7           19.7          7.7         25.6         33.4         30.8        58.5
Discontinued operations                1.1            2.0        (1.8)          2.3          3.2        (7.8)       (7.1)
                               ------------------------------------------------------------------------------------------
TOTAL                                 26.8           21.7          5.9         27.9         36.6         23.0        51.4
                               ------------------------------------------------------------------------------------------

Net interest expense                 (5.0)          (3.2)        (4.1)       (30.7)       (29.8)       (31.9)      (32.2)
Income/(loss) before taxes            22.6           23.9          0.1        (4.5)          6.9       (10.2)        21.6
Net income/(loss)                     14.3           11.6        (1.4)        (9.6)        (1.6)       (20.6)         9.0
AMOUNTS IN CONFORMITY WITH U.S. GAAP:
Operating income/(loss)         b)    20.7     b)    20.6    b)  (9.8)           a)          8.2          7.1        37.7
Income/(loss) from
     continuing operations      b)    16.4     b)    22.8    b) (15.7)           a)       (21.6)       (24.7)         8.0
Net income/(loss)               b)     7.7     b)     2.9    b) (11.3)           a)       (28.2)       (35.1)       (4.6)


a)   Information is not available for the Supplemental Period 1996.

b) The December 31, 1995, October 31, 1996 and December 31, 1996 periods, continuing and discontinuing operations have been reported as a combined total as separate information for discontinued operations is not available.


Amounts in pound m                     PREDECESSOR COMPANY                                    ITS
                               ------------------------------------------------------------------------------------------
                                     Year     Period from       Period      Supple-         Year         Year        Year
                                    ended    January 1 to         from       mental        ended        ended       ended
                                 December      October 7,    October 8       Period     December     December    December
                                 31, 1995            1996           to         1996     31, 1997     31, 1998    31, 1999
                                                              December  (unaudited)
                                                              31, 1996
                               ------------------------------------------------------------------------------------------
BALANCE SHEET DATA
AMOUNTS IN CONFORMITY WITH U.K. GAAP:
Cash                                 37.8             n/a         33.5           a)         25.2        16.8         20.2
Total assets                        174.5             n/a        152.8           a)        145.3       163.8        178.6
Total debt                           91.5             n/a        268.9           a)        277.3       295.8        293.7
Shareholders' equity/(deficit)       32.9             n/a      (198.9)           a)      (206.8)     (221.4)      (202.5)

AMOUNTS IN CONFORMITY WITH U.S. GAAP:
Cash                           b)    37.8             n/a    b)   33.5           a)         23.1        17.3         23.5
Total assets                   b)   237.4             n/a    b)  444.9           a)        378.6       369.9        364.4
Total debt                     b)    91.5             n/a    b)  283.5           a)        290.1       306.6        303.7
Shareholders' equity/(deficit) b)    88.8             n/a    b)  (5.3)           a)       (46.5)      (94.3)      (122.7)

a)   Information is not available for the Supplemental Period 1996.

b) The December 31, 1995, October 31, 1996 and December 31, 1996 periods, continuing and discontinuing operations have been reported as a combined total as separate information for discontinued operations is not available.

Amounts in pound m                     PREDECESSOR COMPANY                                    ITS
                               ------------------------------------------------------------------------------------------
                                     Year    Period from        Period      Supple-        Year         Year         Year
                                    ended   January 1 to          from       mental       ended        ended        ended
                                 December     October 7,     October 8       Period    December     December     December
                                 31, 1995           1996            to         1996    31, 1997     31, 1998     31, 1999
                                                              December  (unaudited)
                                                              31, 1996
                               ------------------------------------------------------------------------------------------
OTHER FINANCIAL DATA
AMOUNTS DERIVED FROM U.K. GAAP FINANCIAL INFORMATION:
Cash inflow from operating
     activities                      36.1           28.3          11.3           a)        45.6         32.4         59.8
Returns on investments and
     servicing of finance           (4.0)            1.3         (1.3)           a)      (21.9)       (25.1)       (23.9)
Taxation                            (5.0)          (8.2)         (3.3)           a)       (6.1)        (6.0)        (6.9)
Capital expenditure and
     financial investment          (12.1)         (12.3)         (5.6)           a)      (13.0)       (14.0)       (17.5)
Acquisitions and disposals          (1.0)            6.7       (336.7)           a)       (9.4)       (11.7)        (5.0)
Equity dividends paid                   -         (28.3)             -           a)           -            -            -
Cash inflow/(outflow)
     before financing                14.0         (12.4)       (335.6)           a)       (4.8)       (24.2)          6.5
Financing                           (8.0)            3.2         370.4           a)       (1.9)         16.0        (1.6)
Increase/(decrease) in cash
     in the period                    6.0          (9.2)          34.7           a)       (6.7)        (8.2)          4.9

AMOUNTS DERIVED FROM U.S. GAAP FINANCIAL INFORMATION:
Depreciation and amortisation    b)  15.5       b)  12.2   b)      9.6           a)        33.4         33.2         31.7
Capital expenditure              b)  12.5       b)  12.4   b)      5.7           a)        11.5         12.7         17.5
Net cash provided from
      operating activities       b)  27.8       b)  16.7   b)      6.8           a)        14.3          2.5         34.7
Net cash used in investing
      activities                 b)(13.1)       b) (5.6)   b)  (342.3)           a)      (20.0)       (25.2)       (23.9)
Net cash provided by/(used
      in) financing              b) (8.7)       b)(20.3)   b)    370.2           a)       (0.8)         17.4        (4.6)


a)   Information is not available for the Supplemental Period 1996.

b) The December 31, 1995, October 31, 1996 and December 31, 1996 periods, continuing and discontinuing operations have been reported as a combined total as separate information for discontinued operations is not available.

ITEM 9: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, and the other financial information included elsewhere in this document. Our consolidated financial statements are prepared in accordance with U.K. GAAP and we discuss the principal differences between U.K. and U.S. GAAP as they relate to us in note 31 to the financial statements. This discussion contains forward-looking statements based on assumptions about our future business. Our actual results could materially differ from those contained in the forward-looking statements.

OVERVIEW

We are an international group of companies engaged in the testing, inspection and certification of manufactured goods and commodities. We operate from 483 offices and 244 laboratories located in 85 countries. Our business is divided into four main operating divisions, each focussing on testing a specific range of goods and commodities: -

       * Caleb Brett
       * ETL SEMKO
       * Labtest
       * Foreign Trade Standards

Our head office costs and any costs relating to non-trading holding companies are reported separately as the Central division. In prior years, these costs were allocated to the operating divisions in proportion to their revenues. We decided now to disclose these costs separately to permit readers to assess the operation of the divisions without such allocation. To allow a consistent comparison of prior years, each division's operating income for 1997 and 1998 has been restated to remove the allocated central costs.

In January 2000, we announced the closure of our Bondar Clegg division. This division, which tested mineral samples, has been loss making for the past two years and despite extensive restructuring in 1999 it continued to under perform. We therefore decided that the capital invested in this division would be better employed in other, more profitable divisions and a closure programme commenced in January 2000. Following the announcement of the closure programme, in February 2000, the American businesses were sold to local management. The remaining operations in Africa are being wound down and we expect the closures of these operations to be completed in the first quarter of 2000. The results of this division for 1999 and prior years are reported as discontinued in our consolidated financial statements.

Our Environmental division, which analysed water, soil and air samples, was sold in August 1998. Its results for 1997 and 1998 are also reported as discontinued in our consolidated financial statements.

RESULTS OF OPERATIONS


The table below shows both revenues by division and by geographic area as well as operating income before exceptional items by division for the years ended December 31, 1997, 1998 and 1999. A detailed discussion of our results and financial condition is given in the operating and financial review.


                                                                      1997                 1998                1999
                                                                   pound m              pound m             pound m
REVENUES BY DIVISION

Caleb Brett                                                          108.8                123.0               137.2
ETL SEMKO                                                             81.8                 84.9                88.2
Labtest                                                               56.8                 64.6                78.3
Foreign Trade Standards                                               55.8                 65.3                47.5
                                                                   ------------------------------------------------
CONTINUING OPERATIONS                                                303.2                337.8               351.2
Bondar Clegg                                                          25.6                 16.5                11.3
Environmental                                                         15.2                  5.5                   -
                                                                   ------------------------------------------------
Discontinued operations                                               40.8                 22.0                11.3
                                                                   ------------------------------------------------
TOTAL                                                                344.0                359.8               362.5
                                                                   ================================================

REVENUES BY GEOGRAPHIC AREA

Americas                                                             130.0                137.0               143.3
Europe, Africa and Middle East                                       105.6                126.5               117.7
Asia and Far East                                                     67.6                 74.3                90.2
                                                                   ------------------------------------------------
CONTINUING OPERATIONS                                                303.2                337.8               351.2
Discontinued operations                                               40.8                 22.0                11.3
                                                                   ------------------------------------------------
TOTAL                                                                344.0                359.8               362.5
                                                                   ================================================


OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL ITEMS

Caleb Brett                                                           11.9                 13.4                14.8
ETL SEMKO                                                              8.6                 10.9                12.4
Labtest                                                               14.4                 16.9                21.6
Foreign Trade Standards                                                5.5                  8.1                 3.1
Central                                                              (3.1)                (4.4)               (3.9)
                                                                   ------------------------------------------------
CONTINUING OPERATIONS                                                 37.3                 44.9                48.0
Bondar Clegg                                                           4.6                (0.1)               (2.1)
Environmental                                                        (1.4)                (2.6)                   -
                                                                   ------------------------------------------------
Discontinued operations                                                3.2                (2.7)               (2.1)
                                                                   ------------------------------------------------
TOTAL                                                                 40.5                 42.2                45.9
                                                                   ================================================

IMPACT OF EXCHANGE RATES

Our financial statements are reported in pound s sterling ("GBP" or "pound").
We have 153 subsidiary companies, of which 138 report in currencies other than GBP. Subsidiaries report in the currency of the country in which they are domiciled, apart from those based in countries where there is hyperinflation, which report in their functional currency, which is USD. We translate the results of overseas operations into GBP at the cumulative average exchange rates for the period, therefore, our results can vary from year to year because of fluctuations in exchange rates which are unrelated to the underlying operational performance. The table below shows the growth rates of revenues and operating income for each division at actual exchange rates for the period and at comparable exchange rates. The comparable growth rate is the change of one year over the prior year where both years are translated into GBP using the prior year's exchange rates. This reflects the underlying growth in revenues and operating income without the fluctuations caused by changes in translation rates. We do not hedge translation rate exposure.

Over 50% of our revenues and the majority of our borrowings, interest payments and debt repayments are denominated in U.S. dollars or currencies linked to the U.S. dollar, such as the Hong Kong dollar. Where there is material transaction exposure from currency rate movements we take out forward foreign exchange contracts to minimise this exposure.

GROWTH AT ACTUAL AND COMPARABLE EXCHANGE RATES

                                                            Actual   Comparable                   Actual   Comparable
                                     1997         1998       97/98        97/98         1999       98/99        98/99
                                  pound m      pound m           %            %      pound m           %            %
                                -------------------------------------------------------------------------------------
REVENUES

Caleb Brett                         108.8        123.0        13.1         20.0        137.2        11.5         11.7
ETL SEMKO                            81.8         84.9         3.8          6.6         88.2         3.9          2.4
Labtest                              56.8         64.6        13.7         18.8         78.3        21.2         18.6
Foreign Trade Standards              55.8         65.3        17.0         19.2         47.5      (27.3)       (28.9)
                                -------------------------------------------------------------------------------------
CONTINUING OPERATIONS               303.2        337.8        11.4         16.0        351.2         4.0          2.8
Bondar Clegg                         25.6         16.5      (35.5)       (30.1)         11.3      (31.5)       (27.3)
Environmental                        15.2          5.5      (63.8)       (63.2)            -           -            -
                                -------------------------------------------------------------------------------------
Discontinued operations              40.8         22.0      (46.1)       (42.4)         11.3      (48.6)       (45.5)
                                -------------------------------------------------------------------------------------
TOTAL                               344.0        359.8         4.6          9.1        362.5         0.8        (0.1)
                                =====================================================================================

OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL ITEMS

Caleb Brett                          11.9         13.4        12.6         27.7         14.8         10.4         9.7
ETL SEMKO                             8.6         10.9        26.7         31.4         12.4         13.8        11.9
Labtest                              14.4         16.9        17.4         24.3         21.6         27.8        23.7
Foreign Trade Standards               5.5          8.1        47.3         54.5          3.1       (61.7)      (64.2)
Central                             (3.1)        (4.4)        41.9         41.9        (3.9)       (11.4)      (11.4)
                                -------------------------------------------------------------------------------------
CONTINUING OPERATIONS                37.3         44.9        20.4         30.0         48.0          6.9         4.2
Bondar Clegg                          4.6        (0.1)     (102.2)      (104.3)        (2.1)            -           -
Environmental                       (1.4)        (2.6)        85.7         85.7            -            -           -
                                -------------------------------------------------------------------------------------
Discontinued operations               3.2        (2.7)     (184.4)      (187.5)        (2.1)       (22.2)      (25.9)
                                -------------------------------------------------------------------------------------
TOTAL                                40.5         42.2         4.2         12.8         45.9          8.8         6.2
                                =====================================================================================


The Actual growth rate is the percentage increase or decrease of one year over the prior year where each year is translated into GBP at the exchange rates applicable to each of those years.

The Comparable growth rate is the percentage increase or decrease of one year over the prior year where both years are translated into GBP at the exchange rates applicable to the earlier of the two years.

OPERATING AND FINANCIAL REVIEW

We set out below a discussion of our operating results and financial condition for the years ended 1997, 1998 and 1999, followed by a detailed review of the performance of each division. The tables below show growth rates of 1998 over 1997 and 1999 over 1998 at actual exchange rates and at comparable exchange rates. The actual growth rate is the percentage change of one year over the prior year where each year is translated into GBP using the exchanges rates applicable in that year. The comparable growth rate is the percentage change of one year over the prior year where both years are translated into GBP using the prior year's exchange rates.

REVENUES

Our revenues are derived from our inspection, testing and certification activities. Our customer base is diverse and different in each division. Apart from our government clients in the FTS division, our largest customer in 1999 accounted for less than 2% of the group's revenues. The majority of our work is on a job by job basis apart from the FTS division where over 80% of revenues are from term contracts. We operate from 85 countries, and in 1999 generated 41% of revenues from the Americas, 34% from Europe Africa and the Middle East and 25% from Asia and the Far East. The geographic area represents the location of our companies, not necessarily the location of our customers. In 1999, 34% of revenues were generated in the U.S., 15% in the U.K. and 13% in Hong Kong. No other individual country accounted for more than 10% of revenues. Revenues by geographic area are summarised below:


                                                  1997            1998         GROWTH            1999         GROWTH/
                                                                                                            (DECLINE)
BY GEOGRAPHIC AREA                             pound m         pound m        pound m         pound m         pound m
                                               ----------------------------------------------------------------------
Americas                                         130.0           137.0            7.0           143.3             6.3
Europe, Africa and Middle East                   105.6           126.5           20.9           117.7           (8.8)
Asia and Far East                                 67.6            74.3            6.7            90.2            15.9
                                               ----------------------------------------------------------------------
TOTAL CONTINUING OPERATIONS                      303.2           337.8           34.6           351.2            13.4
Actual growth                                                                   11.4%                            4.0%
Comparable growth                                                               16.0%                            2.8%
                                               ----------------------------------------------------------------------

Revenues grew in all continuing divisions in 1998 compared to 1997. The growth was worldwide but particularly strong in the Europe, Africa and Middle East region where government inspections in Africa increased and we made a number of acquisitions in Europe and Asia. If the 1998 revenues are translated into GBP using 1997 exchange rates then the comparable growth of 1998 over 1997 is 16.0% including the increase attributable to acquisitions. This reduces to 11.4% when 1998 exchange rates are applied, mainly because sterling strengthened against the U.S. dollar.

On March 31, 1999 the Nigerian Government unexpectedly cancelled its inspection programmes. This reduced our revenues by approximately pound 16.5 million in 1999 in the Europe Africa Middle East region. Also in March 1999, we sold our controlling interests in two operations in our ETL SEMKO division and retained a 49% minority interest. These two operations are reported as associates from April 1999 and their revenues of pound 8.8 million are excluded from our European group revenues. Without these two significant changes, we estimate that 1999 revenues would have grown by pound 38.7 million over 1998 or 11.5%, which is in line with the growth in the previous year. In 1999, sterling weakened against the U.S. dollar causing an increase in revenues due to translation exchange gains. At comparable exchange rates our revenues grew 2.8% in 1999 over 1998.

Revenues in our Bondar Clegg division decreased by pound 9.1 million or 35% in 1998 over 1997 and by pound 5.2 million or 32% in 1999 over 1998 caused mainly by the low price of gold in 1998 and 1999. Due to this continuing decline, in January 2000 we announced the closure of this division and it is reported as a discontinued operation in our 1999 financial statements. Its revenues are not included in the above figures.

We sold our Environmental Testing division in August 1998, and its revenues of pound 15.2 million for 1997 and pound 5.5 million for 1998 are excluded from the above table.

OPERATING COSTS BEFORE EXCEPTIONAL ITEMS

                                                 1997            1998          GROWTH            1999          GROWTH
                                              pound m         pound m         pound m         pound m         pound m
                                            -------------------------------------------------------------------------
CONTINUING OPERATIONS                           265.8           292.9            27.1           303.2            10.3
Actual growth                                                                   10.2%                            3.5%
Comparable growth                                                               14.1%                            2.6%
                                            -------------------------------------------------------------------------

Our operating costs principally comprise labour costs, property and equipment rental, depreciation and laboratory consumables. The increase in operating costs is lower than the growth in revenues for both 1998 compared to 1997 and 1999 compared to 1998. This is partly due to cost management and partly due to the relatively fast growth of businesses with higher operating margins, especially textile testing.


OPERATING INCOME BEFORE EXCEPTIONAL ITEMS

                                                 1997            1998         GROWTH            1999          GROWTH
                                              pound m         pound m        pound m         pound m         pound m
                                              ----------------------------------------------------------------------
CONTINUING OPERATIONS                            37.4            44.9            7.5            48.0             3.1
Actual growth                                                                  20.4%                            6.9%
Comparable growth                                                              30.0%                            4.2%
Operating margin                                12.3%           13.3%                          13.7%
                                              ----------------------------------------------------------------------

All continuing operating divisions reported growth in operating income in 1998 compared to 1997. There was particularly good growth in the volumes of textile testing and Risk Assessment Management in our Labtest division in Asia and FTS expanded its inspection contract in Nigeria in 1998 resulting in increased operating income in 1998 over 1997. Operating income growth in electro magnetic compatibility testing in the U.S. improved after we restructured its cost base towards the end of 1997.

Operating income in 1999 suffered from the cessation of the Nigerian inspection programmes and the disposal of our controlling interests in two ETL SEMKO companies. We estimate that these factors reduced operating income in 1999 by pound 6.8 million. If this lost income is added to our 1999 income then our growth in 1999 over 1998 would have been 22% which is in line with the growth in 1998 over 1997. The loss of the Nigerian programmes materially reduced the 1999 operating income of our FTS division which consequently reported a decrease in operating income in 1999 over 1998. All other continuing divisions reported increases in operating income in 1999 over 1998.

Our operating margin has continued to improve due to our strategy of expanding high margin business.

EXCEPTIONAL (COSTS) / INCOME

OPERATING EXCEPTIONAL ITEMS

                                                 1997            1998         GROWTH            1999          GROWTH
                                              pound m         pound m        pound m         pound m         pound m
                                              ----------------------------------------------------------------------
FOREIGN TRADE STANDARDS
Provision against Nigerian invoices            (15.5)          (20.2)          (4.7)           (8.0)            12.2
Payments from Nigerian Government                11.6             7.9          (3.7)            19.3            11.4
                                              ----------------------------------------------------------------------
Sub total                                       (3.9)          (12.3)          (8.4)            11.3            23.6
Restructuring costs                                 -               -              -           (2.6)           (2.6)
                                              ----------------------------------------------------------------------
                                                (3.9)          (12.3)          (8.4)             8.7            21.0
                                              ----------------------------------------------------------------------
CALEB BRETT
Provision against Nigerian invoices                 -           (1.8)          (1.8)           (0.5)             1.3
Payments from Nigerian Government                   -               -              -             2.3             2.3
                                              ----------------------------------------------------------------------
                                                    -           (1.8)          (1.8)             1.8             3.6
                                              ----------------------------------------------------------------------
TOTAL CONTINUING OPERATIONS                     (3.9)          (14.1)         (10.2)            10.5            24.6
                                              ----------------------------------------------------------------------

DISCONTINUED OPERATIONS
Environmental EPA                                   -           (5.1)          (5.1)           (2.9)             2.2
Bondar Clegg restructuring                          -               -              -           (2.2)           (2.2)
                                              ----------------------------------------------------------------------
                                                    -           (5.1)          (5.1)           (5.1)               -
                                              ----------------------------------------------------------------------
TOTAL (COSTS)/INCOME                            (3.9)          (19.2)         (15.3)             5.4            24.6
                                              ----------------------------------------------------------------------

CONTINUING OPERATIONS

In the past four years we have experienced delays in receiving payments from the Nigerian Government for our work on the Nigerian pre-shipment inspection programmes. This unpaid debt had a material adverse effect on our working capital, due to continued delays of the Nigerian Government in making payments. In 1997, we adopted a policy of making full provision against unpaid invoices. The provision for each year is charged to our profit and loss account as an exceptional cost and the associated debt is removed from working capital. When payments are received, they are credited as exceptional income in the year in which the cash is received. A summary of the provisions and payments for both FTS and Caleb Brett for 1997, 1998 and 1999 is given above.

At December 31, 1998, the Nigerian Government's unpaid debt was pound 23.7 million. In January 1999, we decided to collect inspection fees from exporters before any inspections were performed for the Nigerian Government on the understanding that these advance payments would be returned to the exporters once we had been paid for those inspections by the Nigerian Government. We collected pound 5.0 million from exporters in the period January to March 1999 and this amount is held in our balance sheet as advance payments.

On March 31, 1999, the Nigerian Government unexpectedly cancelled its pre-shipment inspection programmes. Revenues for the existing programmes then ceased and the Nigerian Government's debt owed to us on the old programmes was capped. During 1999, we received payments totalling pound 21.6 million, which settled in full the Caleb Brett debt and left pound 12.7 million outstanding for FTS. The remaining debt covers invoices for the period October 1998 to March 1999. If exporter payments are deducted, the debt is pound 7.7 million. The new government in Nigeria is finalising its budget for 2000 and we anticipate that this will include provision for paying inspection companies, including us. Our latest information is that we may receive payment by the end of the second quarter 2000.

On September 1, 1999, the new government in Nigeria re-introduced a pre-shipment inspection programme. We are participating in this new programme but in a much smaller capacity than the previous programmes. In 1999 the new programme generated revenues of pound 0.7 million in our FTS division. No payments have been received from the government in relation to this revenue, so in accordance with the policy described above, full provision has been made against these invoices. The Ministry of Finance of Nigeria approved the payment of these invoices on January 31, 2000 and we anticipate such invoices being settled shortly.

Following the termination of the Nigerian inspection programmes in March 1999, we restructured the FTS division at a cost of pound 2.6 million. Costs were mostly personnel redundancies and relocation costs.

DISCONTINUED OPERATIONS

Although the Environmental division ceased operating in August 1998, the EPA investigation into the data manipulation problems at the Dallas laboratory is ongoing and we are continuing to incur legal and other costs. We have charged exceptional costs of pound 5.1 million in 1998 and pound 2.9 million in 1999 in connection with this investigation. We are pursuing possible rights of recovery against our former parent, Inchcape plc, but we have not included a provision for this potential recovery in our financial statements.

Revenues in our Bondar Clegg division declined in 1998 due to a fall in the demand for gold testing resulting from low gold prices and we took action throughout 1999 to reduce costs in line with reduced revenues. We incurred restructuring costs of pound 0.6 million in the first nine months of 1999 which were previously reported as part of Bondar Clegg's operating loss. In the third quarter of 1999 we signed non-binding terms for the sale of the division and carried out further restructuring to make the business more attractive to the prospective purchaser. We incurred additional costs of pound 1.6 million in the last quarter of 1999 and we have reported the total restructuring cost of pound 2.2 million as exceptional costs in our financial statements. The prospective purchaser was unable to conclude the sale of the division within the agreed timeframe so in January 2000 we announced the closure of the division. Following this announcement, in February 2000 we the sold the Bondar Clegg businesses in North and South America to an alternative purchaser. The remaining businesses are being closed in the first quarter of 2000. We expect the loss on disposal and closure costs to be approximately pound 12.0 million. This includes a pound 7.0 million write back of goodwill previously charged to reserves, disposals of assets and inventory and termination and property costs. These estimated costs will be finalised and included in our financial statements for the first quarter of 2000.

NON-OPERATING EXCEPTIONAL ITEMS

                                                   1997           1998         DECLINE           1999         GROWTH/
                                                                                                            (DECLINE)
                                                pound m        pound m         pound m        pound m         pound m
                                                ---------------------------------------------------------------------
ETL SEMKO
Proceeds from disposals                               -              -               -            3.7             3.7
Less net assets                                       -              -               -          (0.1)           (0.1)
Less attributable goodwill                            -              -               -          (1.1)           (1.1)
                                                ---------------------------------------------------------------------
Total                                                 -              -               -            2.5             2.5
Discontinued operations                               -          (1.4)           (1.4)              -             1.4
                                                ---------------------------------------------------------------------
TOTAL NON-OPERATING EXCEPTIONAL ITEMS                 -          (1.4)           (1.4)            2.5             3.9
                                                ---------------------------------------------------------------------

In the first quarter of 1999, we sold a non-core business in the U.S. for net consideration of pound 3.3 million. After deducting goodwill of pound 1.1 million, this disposal generated exceptional income of pound 2.2 million.

In the second quarter of 1999, we sold 51% of our Quality Management business in Sweden for pound 0.2 million, generating exceptional income of pound 0.2 million.

In the third quarter of 1999, we sold 20% of our interest in a testing and certification facility in the U.K. for a net consideration of pound 0.2 million, generating an exceptional credit of pound 0.1 million. This disposal was undertaken to facilitate the acquisition of the electrotechnical safety and electro magnetic compatibility testing business of ERA Technology in the U.K.

We used the sale proceeds from these disposals to prepay our Senior Term loans.

The majority of our Environmental Testing division was sold in August 1998. The remainder was closed and we incurred costs of pound 1.4 million in 1998 relating to personnel redundancies, disposal of assets and property closures.

NET INTEREST EXPENSE


                                                   1997           1998          GROWTH           1999          GROWTH
                                                pound m        pound m         pound m        pound m         pound m
                                               ----------------------------------------------------------------------
CONTINUING OPERATIONS                              29.8           31.9             2.1           32.2             0.3
Actual growth                                                                     7.1%                           0.9%
                                               ----------------------------------------------------------------------


The increase in net interest expense in 1998 over 1997 is due to the accumulation of capitalised interest on the Parent Subordinated PIK Debentures and interest on loans originating in certain companies acquired in 1998. The increase in 1999 over 1998 is due to the accumulation of capitalised interest on the Parent Subordinated PIK offset by a reduction in interest on the Senior Term loans caused by prepayments of principal made during 1999. A detailed breakdown of the interest figures is given in note 7 to our financial statements.

INCOME TAXES


                                                  1997            1998          GROWTH            1999         GROWTH
                                               pound m         pound m         pound m         pound m        pound m
                                               ----------------------------------------------------------------------
INCOME TAX CHARGE                                  4.9             7.2             2.3             9.4            2.2
% of income before exceptional items             56.7%           68.9%                           68.7%
                                               ----------------------------------------------------------------------

The tax charge on income before exceptional items is higher than the underlying tax rate of the territories in which we operate, largely due to our inability to obtain full potential tax relief on interest expense in the U.K. and the U.S. and on operating losses in other territories. The location of taxable profits and deductible expenses has a significant impact on the tax charge year by year and accounts for the increase in the tax charge in 1998 compared to 1997. Without the unrelieved interest expense, our effective tax rate on operating income before exceptional items for 1999 would have been 40.1% which more closely reflects our underlying tax rate. In 1998 our underlying tax rate was 36.8% and in 1997 it was 35.6%.

OPERATING AND FINANCIAL REVIEW BY DIVISION

We set out below a discussion of the performance of each of our operating divisions for 1998 compared to 1997 and 1999 compared to 1998. The operating income by division given below is before exceptional items and before allocating central overhead costs.

CALEB BRETT

OPERATING RESULTS                                  1997           1998          GROWTH           1999          GROWTH
                                                pound m        pound m         pound m        pound m         pound m
                                                ---------------------------------------------------------------------
REVENUES                                          108.8          123.0            14.2          137.2            14.2
Actual growth                                                                    13.1%                          11.5%
Comparable growth                                                                20.0%                          11.7%

OPERATING INCOME                                   11.9           13.4             1.5           14.8             1.4
Actual growth                                                                    12.6%                          10.4%
Comparable growth                                                                27.7%                           9.7%
Operating margin                                  10.9%          10.9%                          10.8%
                                                ---------------------------------------------------------------------

Activity in Caleb Brett is affected by trading volumes of crude oil and petroleum products which vary to some degree with changes in the price of oil. When oil companies increase their inventory levels, the volume of testing activity rises but the reverse is true when inventory levels are static or decrease. When oil prices are low, traders' profit margins are depressed and testing activity is reduced causing greater price competition. The oil price was low in 1998 and continued to fall in 1999, reaching a 12 year low before starting to increase towards the end of 1999. The level of testing activity in 1998 and 1999 expanded as traders increased their inventories, but we experienced severe price competition in certain territories such as Asia and the Far East where the Asian crisis resulted in an overall contraction in petroleum consumption and refining activity in 1999. There was also less activity in Hong Kong in 1998 and 1999 due to the continuing embargo on transhipment activity to China.

In 1998, our European revenues and operating income benefited from a new oil export-monitoring scheme with the Nigerian Government. The scheme was cancelled on March 31, 1999 which had a negative impact on our results in 1999. Revenues associated with this scheme were approximately pound 2.2 million in 1998 and pound 0.5 million in 1999.

We made a number of acquisitions in the Caleb Brett division in 1998 for a total cost of approximately pound 14.9 million. These acquisitions were made to establish Caleb Brett in new markets such as India and France and complement existing operations in Belgium, Norway, Chile, Canada and Australia. The new businesses contributed approximately pound 6.8 million to revenues in 1998 and pound 9.5 million in 1999. Our operating costs include pound 0.4 million in 1998 and pound 0.7 million in 1999 for the amortisation of goodwill attributable to these acquisitions. We have also incurred one-off costs associated with the integration of the acquisitions into the Caleb Brett network.

We attribute the reduction in operating margin from 10.9% in 1998 to 10.8% in 1999 partly to the cancellation of the Nigerian oil export monitoring scheme and partly due to the decline in activity in Asia caused by the Asian crisis and the unrest in Indonesia. These factors have contributed to a reduction in operating income growth from pound 1.5 million in 1998 over 1997 to pound 1.3 million in 1999 over 1998. The Asian region accounts for approximately 15% of the division's revenues and 20% of its operating income.

ETL SEMKO

OPERATING RESULTS                                  1997           1998          GROWTH           1999          GROWTH
                                                pound m        pound m         pound m        pound m         pound m
                                                ---------------------------------------------------------------------
REVENUES                                           81.8           84.9             3.1           88.2             3.3
Actual growth                                                                     3.8%                           3.9%
Comparable growth                                                                 6.6%                           2.4%

OPERATING INCOME                                    8.6           10.9             2.3           12.4             1.5
Actual growth                                                                    26.7%                          13.8%
Comparable growth                                                                31.4%                          11.9%
Operating margin                                  10.5%          12.8%                          14.1%
                                                ---------------------------------------------------------------------


The strong U.S. economy fuelled an increase in the markets for testing telecommunications equipment, building materials and electrical safety testing. ETL SEMKO benefited from this increase in 1998 but suffered from the decrease in testing and certification activity caused by an increasing global harmonisation of standards and by a trend towards self-certification.

We attribute the improvement in operating margin from 10.5% in 1997 to 12.8% in 1998, to the effects of the cost reductions implemented at the end of 1997, in response to the reduced volume of electro magnetic compatibility ("EMC") testing.

In the first quarter of 1999, we sold our Compliance Engineering magazine business for pound 3.3 million which resulted in reduced revenues in both Europe and the U.S. in 1999 compared to 1998. This business was a non-core activity and was not generating acceptable operating margins. This reduction in revenues is offset by an increase in revenues resulting from our purchase of a partner's 50% interest in a joint venture semi-conductor business in the U.S. We now own 100% of this venture and have integrated it into our existing business in the U.S. The acquisition cost pound 0.6 million.

In April 1999, we sold our controlling interests in our Quality Management businesses (primarily ISO 9000 testing) in Sweden and Germany to a company in Germany in which we have a 49% share. The change in management control resulting from this transaction has led to a change in the accounting treatment of these businesses. For 1997, 1998 and the first quarter of 1999, 100% of the revenues and operating income from these businesses are included in the operating results for ETL SEMKO. From April 1999 onwards, revenues are excluded and only 49% of the operating income are included. Because of these changes, revenues of pound 8.8 million and operating income of pound 1.0 million are not included in the 1999 operating results which are shown before minority interests.

In May 1999, we completed the acquisition of a new business in Germany at cost of pound 0.5 million and in July 1999, we bought the electrotechnical safety and electro magnetic compatibility testing business of ERA Technology Ltd in the U.K. for net consideration of pound 1.4 million. The acquisition of ERA Technology Ltd was carried out in conjunction with the British Electrotechnical Approvals Board ("BEAB"), which is a consumer product safety certification body in the U.K. The new business has been merged with our existing ETL SEMKO business in the U.K. to create a major testing and certification facility in the U.K. BEAB has a 20% stake in this U.K. business.

In November 1999, we acquired Integral Sciences Inc, an independent analytical testing laboratory specialising in refrigeration chemistry, for pound 2.2 million. As a result of this acquisition, we can now offer heating, ventilation and air conditioning and refrigeration manufacturers a wider range of product safety and performance testing and certification services.

These acquisitions added approximately pound 3.3 million to revenues in 1999. We attribute the improvement in operating margin from 12.8% in 1998 to 14.1% in 1999, partly to the effects of these acquisitions and disposals and partly due to our strategy of concentrating our business on sectors with higher margins.

Demand for performance testing to client specific standards has been strong in the U.S. in 1999 and there has been increased demand for telecommunications testing, and HVAC and building material testing. The market for safety testing is stable and we reduced costs in this sector in the U.S. at the end of 1999. We won outsourcing contracts with Electrolux and Ericsson at the end of 1999 which will generate increased revenues and operating income in Europe in 2000. We opened a new electrical testing facility in Taiwan at the beginning of 1999 which recently became fully accredited to carry out electrical safety and EMC work in Taiwan. This facility reported an increase in revenues of pound 0.6 million and an increase in operating income of pound 0.2 million in 1999 over 1998 although the earthquake in Taiwan had a negative impact on the 1999 results in Taiwan.


LABTEST


OPERATING RESULTS                                 1997            1998         GROWTH            1999         GROWTH
                                               pound m         pound m        pound m         pound m        pound m
                                               ---------------------------------------------------------------------
REVENUES                                          56.8            64.6            7.8            78.3           13.7
Actual growth                                                                   13.7%                          21.2%
Comparable growth                                                               18.8%                          18.6%

OPERATING INCOME                                  14.4            16.9            2.5            21.6            4.7
Actual growth                                                                   17.4%                          27.8%
Comparable growth                                                               24.3%                          23.7%
Operating margin                                 25.3%           26.2%                          27.6%
                                               ---------------------------------------------------------------------

The growth in revenues in Labtest is driven by our business in Asia and to a lesser extent in Europe. We attribute this growth to a number of factors, including the growth in industrial production and consumer demand, the migration of manufacturing from the West to Asia, the shortening of product lifecycles, the introduction of new products by manufacturers and the trend towards outsourcing of performance testing by manufacturers. The growth in 1999 over 1998, and 1998 over 1997, is wholly organic because no acquisitions were made in these periods.

In 1998, we introduced shift work in our Hong Kong laboratory which enabled the facility to operate 24 hours per day. This resulted in improved productivity and an increased operating margin.

Although almost 70% of revenues in Labtest are generated in Asia, the Asian crisis has not had a significant impact on Labtests' business because it primarily tests and inspects exports from Asian manufacturers to Western retailers, and these exports have continued to increase.

Textile testing continued to expand and we opened new textile testing laboratories in France, San Francisco and India in 1999. We attribute the growth in textile testing to increased sourcing by American and European retailers from Asia and developing country manufacturers, a greater demand for new designs and buyers becoming more quality conscious. The growth in toy testing in 1999 over 1998 has been mainly in Hong Kong and Taiwan, where we have benefited from new programmes with McDonalds. In response to increased demand for toy testing, we opened a new laboratory in Los Angeles in 1999. We also opened other new Labtest operations in Spain and South Africa. Although we incurred some start up costs for these new facilities in 1999, the expansion of the Labtest network increases business throughout the division and tends to generate improved operating margins. The earthquakes in Turkey and Taiwan disrupted operations in 1999 but did not have a material effect on Labtests' results of operations.

FOREIGN TRADE STANDARDS

OPERATING RESULTS                                 1997            1998         GROWTH            1999        GROWTH/
                                                                                                           (DECLINE)
                                               pound m         pound m        pound m         pound m        pound m
                                               ---------------------------------------------------------------------
REVENUES                                          55.8            65.3            9.5            47.5         (17.8)
Actual growth/(decline)                                                         17.0%                        (27.3)%
Comparable growth/(decline)                                                     19.2%                        (28.9)%

OPERATING INCOME                                   5.5             8.1            2.6             3.1          (5.0)
Actual growth/(decline)                                                         47.3%                        (61.7)%
Comparable growth/(decline)                                                     54.5%                        (64.2)%
Operating margin                                 10.0%           12.4%                           6.5%
                                               ---------------------------------------------------------------------

The figures shown above are before exceptional charges and income.

We attribute the increase in revenues in 1998 over 1997 to the expansion of the pre-shipment inspection programmes in Nigeria and the commencement of new programmes in Uganda and Argentina, offset by a reduction in revenues from terminated Tanzanian and Colombian programmes. We also gained increased revenues in 1998 from our standards testing programme with the Saudi Arabian Standards Organisation ("SASO"). We attribute the increase in operating income in 1998 over 1997 to the expansion in Nigeria and growth in the SASO programme. We incurred start up costs in 1998 for the new programmes in Argentina and Uganda and termination costs in connection with Tanzania and Colombia.

On January 4, 1999, the President of Nigeria announced that the Government of Nigeria would terminate all pre-shipment inspection programmes on March 31, 1999. The programmes ceased on that date although we carried out some residual inspections in April and May. Revenues from these programmes ceased completely after May 1999. The reduction in revenues and operating income in 1999 over 1998 is primarily due to the loss of these programmes. Following the cessation of these programmes we restructured the FTS division at a cost of pound 2.6 million. We have reported these costs as exceptional operating costs in our financial statements and they are excluded from operating income in the above table.

On September 1, 1999, the new Government in Nigeria re-introduced inspection programmes. We are participating in a smaller part of the new programme and expect to earn annual revenues of about pound 6.0 million. The new programme started slowly and generated revenues of only pound 0.7 million in 1999. In August 1999, we were appointed by the former Soviet republic of Georgia to undertake pre-shipment inspections for all imports into that country. The programme is exclusive to us and includes customs reform as well as pre-shipment inspection and there is a product-testing requirement that may create testing opportunities for our ETL SEMKO division.

The inspection programme in Ghana which was expected to end in December 1999 has been renewed until March 2000.

CENTRAL COSTS

OPERATING RESULTS                                 1997            1998         GROWTH            1999        GROWTH/
                                                                                                           (DECLINE)
                                               pound m         pound m        pound m         pound m        pound m
                                               ---------------------------------------------------------------------
OPERATING COSTS                                  (3.1)           (4.4)          (1.3)           (3.9)            0.5
Actual growth/(decline)                                                         41.9%                        (11.4)%
Comparable growth/(decline)                                                     41.9%                        (11.4)%
                                               ---------------------------------------------------------------------

Central costs comprise the costs of our corporate head office in London, our tax and human resources team in the United States and costs associated with non-trading holding companies. Principally these costs comprise salaries, property rental, travel and legal and professional fees. In 1999 we employed 23 persons in London and 4 persons in Cortland, U.S.

In 1998, we expanded the central management team. In particular, we hired a Chief Operating Officer, who subsequently left and has not yet been replaced. This resulted in an increase in costs in 1998 over 1997 and a decrease in 1999 over 1998.

DISCONTINUED OPERATIONS

BONDAR CLEGG

OPERATING RESULTS                                 1997            1998        DECLINE            1999        DECLINE
                                               pound m         pound m        pound m         pound m        pound m
                                               ---------------------------------------------------------------------
REVENUES                                          25.6            16.5          (9.1)            11.3          (5.2)
Actual growth/(decline)                                                       (35.5)%                        (31.5)%
Comparable growth/(decline)                                                   (30.1)%                        (27.3)%

OPERATING INCOME/(LOSS)                            4.6           (0.1)          (4.7)           (2.1)          (2.0)
                                               ---------------------------------------------------------------------

We attribute the decline in revenues in this division to reduced exploration activity caused mainly by the low price of gold in 1998 and 1999 and also by reduced investment in mining stocks. Despite extensive restructuring in 1999, we were unable to operate this division at a satisfactory operating margin and therefore we decided to discontinue its operations. In February 2000, we concluded the sale of our North and South American operations and commenced the closure of the remaining operations in Africa. We expect the closure to be completed by the end of March 2000 and will include the costs associated with the cessation of this division in our financial statements for the first quarter of 2000. We expect the loss to be approximately pound 12.0 million. This includes a pound 7.0 million write-back of goodwill previously charged to reserves, disposals of assets and inventory, termination and property costs. The actual cash cost is expected to be about pound 1.0 million.

ENVIRONMENTAL

OPERATING RESULTS                                 1997            1998        DECLINE            1999     (DECLINE)/
                                                                                                              GROWTH
                                               pound m         pound m        pound m         pound m        pound m
                                               ---------------------------------------------------------------------
REVENUES                                          15.2             5.5          (9.7)               -          (5.5)

OPERATING LOSS                                   (1.4)           (2.6)          (1.2)               -            2.6
                                               ---------------------------------------------------------------------

We sold our Environmental Testing division in August 1998 for pound 1.9 million. After restructuring costs, a loss of pound 1.4 million was incurred as a non-operating exceptional charge.

EFFECTS OF U.S. GAAP ADJUSTMENTS ON OPERATING INCOME

As described in Note 31 to the consolidated financial statements, our operating results would be different under U.S. GAAP. The primary U.S. GAAP adjustment affecting our operating results relates to goodwill amortisation. Operating income would be reduced for such items to operating losses, as follows:


                                                                                1997           1998            1999
                                                                             pound m        pound m         pound m
                                                                            ---------------------------------------
Caleb Brett                                                                    (9.4)          (9.6)           (7.8)
ETL SEMKO                                                                     (10.1)         (10.1)           (9.3)
Labtest                                                                        (2.2)          (2.2)           (1.4)
Foreign Trade Standards                                                        (2.5)          (1.5)           (1.5)
                                                                            ---------------------------------------
TOTAL CONTINUING OPERATING LOSS                                               (24.2)         (23.4)          (20.0)
                                                                            =======================================

FINANCIAL CONDITION AND LIQUIDITY

At December 31, 1999 we had cash of pound 20.2 million compared to pound 16.8 million at December 31, 1998.

Our operating activities generated net cash inflow of pound 59.8 million in 1999 compared to pound 32.4 million in 1998 - an increase of pound 27.4 million. Net cash inflow from operating activities includes operating income after operating exceptionals, before depreciation and other non-cash items, as well as working capital movements. We attribute this increase primarily to the payments received from the Nigerian Government of pound 21.6 million in 1999 compared to pound 7.9 million in 1998, the reduction in the exceptional bad debt provision for Nigerian invoices from pound 22.0 million in 1998 to pound 13.5 million in 1999 and payments from Nigerian exporters of pound 5.0 million in 1999, offset by pound 4.8 million of restructuring costs.

We spent pound 17.7 million on tangible fixed assets in 1999 compared to pound 14.0 million in 1998. This is mostly expenditure on laboratory and I.T. equipment. We opened several new laboratory facilities during 1999, particularly in the Labtest division and these required capital investment.

On April 26, 1999, we completed an equity offering which raised pound 20.0 million which we have used to fund acquisitions and working capital. We also amended our banking arrangements with effect from April 26, 1999. The amendments provided, among other things, for delayed repayment of our Senior Term A Loans, although we have used some of the cash received from the Nigerian Government and some of the proceeds from disposals to repay the Senior Term A and B Loans earlier than required.

We spent pound 8.3 million on acquisitions in 1999 compared to pound 10.7 million in 1998. The cash outflow in 1999 comprised pound 3.0 million for deferred consideration on acquisitions made in 1998, and pound 5.3 million for acquisitions made in 1999. The largest acquisitions were Integral Sciences Inc. in the United States and the electrotechnical safety and electro magnetic compatibility testing business of ERA Technology Ltd in the U.K. which cost pound 2.2 million and pound 2.0 million respectively and are both in the ETL SEMKO division. In 1999, we received pound 3.3 million for the disposal of our Compliance Engineering magazine business, pound 0.2 million for the disposal of our controlling share in ETL SEMKO's Quality Assurance business, and pound 0.2 million from the sale of a 20% stake in ETL SEMKO's testing and certification facility in the U.K.

At December 31, 1999, our total borrowings were pound 303.7 million less unamortised debt issuance costs of pound 10.0 million. The following table gives a detailed breakdown:

BORROWINGS                            DECEMBER 31, 1998   DECEMBER 31, 1999
                                                pound m             pound m

                                      -------------------------------------
Senior Subordinated Notes                         120.9               126.1
Senior Term Loan A                                 73.7                61.6
Senior Term Loan B                                 35.1                34.9
Senior Revolving Credit Facility                   16.3                10.4
Parent Subordinated PIK Debentures                 59.2                70.1
Other borrowings                                    1.4                 0.6
                                      -------------------------------------
TOTAL BORROWINGS                                  306.6               303.7
Debt issuance costs                              (10.8)              (10.0)
                                      -------------------------------------
NET BORROWINGS                                    295.8               293.7
                                      =====================================

See note 15 of Notes to the Consolidated Financial Statements for a description of borrowings.

Apart from a small amount of the Revolving Credit Facility, our borrowings are denominated in currencies other than GBP, which are affected by exchange rate fluctuations. There were no scheduled repayments of the Senior Subordinated Notes or Senior Term B Loans in 1999. In 1999, we made scheduled repayments of pound 5.5 million (1998: pound 5.3 million) of our Senior Term A Loans. In 1999, we also used disposal proceeds and cash received from Nigeria to make prepayments of pound 8.6 million and pound 0.1 million against our Senior Term A and B loans respectively. We repaid the drawings on our Revolving Credit Facility in April 1999 but made further drawings later in the year to finance working capital. At December 31, 1999 we had used pound 10.4 million of the facility leaving pound 13.3 million available. We have repaid pound 1.6 million of the facility in the first quarter of 2000. Additional Parent Subordinated PIK Debentures totalling pound 8.2 million were issued in lieu of cash for interest due on the Parent Subordinated PIK Debentures for the periods set out below.


ISSUE OF PARENT SUBORDINATED PIK DEBENTURES

PERIODS OF INTEREST
                                                                       pound m
November 2, 1998 to February 1, 1999                                       2.0
February 2, 1999 to May 1, 1999                                            2.0
May 2, 1999 to August 1, 1999                                              2.1
August 2, 1999 to November 1, 1999                                         2.1
                                                                       -------
TOTAL                                                                      8.2
                                                                       =======

In 1999, we paid interest and finance charges of pound 22.4 million (1998:
pound 23.4 million) on our borrowings and received interest of pound 0.6 million (1998: pound 0.8 million) on bank balances. These figures exclude interest relating to the Parent Subordinated PIK Debentures which was funded by further issues of such securities as shown above.

We paid dividends of pound 2.1 million to minority shareholders in 1999 compared to pound 2.4 million in 1998. We received pound 0.5 million of cash subscribed by minority investors - principally from BEAB in connection with the acquisition of the electrotechnical safety and electro magnetic compatibility testing business of ERA Technology Ltd.

At December 31, 1999 we were owed pound 13.4 million by the Nigerian Government. Of this total, pound 12.7 million relates to inspection work carried out in the period October 1998 to March 1999 under pre-shipment inspection programmes which are no longer operating. We are holding payments from exporters of pound 5.0 million as advance payments against this debt. The balance of the debt of pound
0.7 million relates to inspection work carried out under the new programmes which commenced in September 1999. To date no payments have been received from the Nigerian Government and the debt is increasing at a rate of approximately pound 350,000 per month. These debts are 100% provided against in our financial statements, however their non-payment reduces our operating cash flow and we have used our revolving credit facility to fund working capital. We are constantly lobbying the Nigerian Government for payment and our latest information is that the payments relating to the old debt will be received at the end of the second quarter of 2000 and that payments relating to the new debt will be received earlier. If this debt on the new programme reaches pound 3.5 million, we will collect payments from exporters before carrying out any inspections.

We anticipate that available cash, cash flows from operations and borrowing availability under our Revolving Credit Facility will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next 12 months. However, to the extent that we should desire to increase our financial flexibility and capital resources or choose or be required to fund future capital commitments from other sources other than operating cash or from borrowings under our existing credit facility, we may consider raising additional capital by increasing the credit facility or through the raising of additional equity. There can be no assurance, however, that additional capital will be available to us on acceptable terms, if at all.

Our ability to meet our debt repayments in the longer term will depend upon the achievement of our business plan. There can be no assurance that we will generate sufficient cash flow from operations or that future working capital will be available in an amount sufficient to enable us to service our indebtedness, or make necessary capital expenditures.

In order to purchase the business from Inchcape plc, we raised finance in the form of Senior Subordinated Notes, Senior Term Loans and Parent Subordinated PIK Debentures. See Note 15 of our Financial Statements. Subject to the provisions under which these Loans were made, and subject to certain exceptions and applicable law, there are no restrictions on the ability of: (a) the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions or loans or advances to Intertek Finance plc or (b) the direct and indirect subsidiaries of the Company from paying dividends or making any other distributions or loans or advances to the Company.

INFORMATION TECHNOLOGY

Each of our divisions is responsible for the information technology needed to serve its clients, including laboratory information management systems, inspection reporting systems, and order processing and ledger accounting systems. Other systems requiring global coordination, such as accounting consolidation and e-mail, are managed through our head office.

To date, we have not experienced any material Year 2000 issues and we are not aware of any material Year 2000 issues experienced by our major suppliers and customers. We estimate that we spent about pound 2.0 million in 1999 on remedial and replacement work for both IT systems and non-IT systems. This figure includes expenditure on projects where the replacement of a non-compliant system had been accelerated but excludes operating costs associated with time spent by employees in the evaluation and implementation process and Year 2000 compliance matters generally.

There remains a slight risk that Year 2000 related problems remain undetected and unresolved. We consider this risk to be small for all analytical and reporting systems. These systems have been extensively tested both before and subsequent to the date transition. Our product delivery times are generally one week or less for all divisions so any problems inherent in production and analytical systems should already have been apparent.

There is also a possibility that there are unresolved problems in internal accounting and reporting systems. These problems might remain undetected for some time if they become apparent only during period closing and reporting activities. We consider the business risk associated with problems of this type to be minimal.


EURO

On January 1, 1999, eleven of the European Union member states, including seven countries in which we operate, established fixed conversion rates between their existing currencies and adopted one common currency, the Euro. The conversion to the Euro eliminates currency exchange rate risk among the eleven member countries.

The currencies of the eleven member states remain legal tender in the participating countries during a three-year transition period from January 1, 1999 through January 1, 2002. Effective January 1, 1999, the Euro is traded on currency exchanges and is available for non-cash transactions during the three-year transitional period. Beginning on January 1, 2002, the European Central Bank will issue Euro-denominated bills and coins for use in cash transactions. On or before July 1, 2002, the participating countries will withdraw all bills and coins and use the Euro as their legal currency.

Our operating units affected by the Euro have established plans to address the issues raised by the conversion. These issues, among others, include such matters as pricing, continuity of contracts, accounting and financial reporting, taxation, treasury activities and computer systems. We anticipate that our operating units will convert their local records to the Euro during the three-year transition period.

Although we have not identified any immediate problems, we cannot be certain that the harmonisation of currencies in Europe will not have a material adverse impact on the operating results, financial position or liquidity of our European businesses.

ITEM 9A:   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

DISCLOSURES ABOUT MARKET RISKS

Our primary market risk exposures are interest rate risk and foreign currency risk. Our exposure to market risk for changes in interest rates relates primarily to our senior debt obligations (senior secured long-term debt and revolving credit facility) upon which interest is paid at variable rates. We use interest rate swap and interest rate cap agreements to hedge fluctuations in these variable rates. We are also exposed to changes in foreign currency because all of our long-term debt is denominated in foreign currencies, most significantly the U.S. dollar. We have revenues denominated in various foreign currencies, also predominantly the U.S. dollar. These foreign currency income streams are matched with the foreign currency debt and interest repayments to minimize the foreign currency exposure. We have entered into foreign exchange contracts to hedge (into sterling) firmly committed foreign currency purchases and foreign currency receipts. In certain circumstances, hedges are in other currencies where, for example, a subsidiary that earns revenue in U.S. dollars has to buy its supplies in Australian dollars. This is reflective of our geographical diversity. The purpose of the foreign currency exchange contracts is to lock in the exchange rates. Increases or decreases in our foreign currency firm commitments are partially offset by gains and losses on the hedging instrument. We do not use foreign exchange contracts for trading purposes.

INTEREST RATE SENSITIVITY

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps, interest rate cap agreements and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps and caps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in Sterling equivalents, which is our reporting currency. The instrument's actual cash flows are denominated in U.S. dollar (USD), Swedish Kroner (SEK), Euros (EUR) and Hong Kong Dollars (HKD) as indicated in parentheses.


            1999                                   EXPECTED MATURITY DATE
                               ---------------------------------------------------------------
                                  DEC-00     DEC-01     DEC-02    DEC-03     DEC-04 THEREAFTER     TOTAL FAIR VALUE
                                 pound m    pound m    pound m   pound m    pound m    pound m   pound m    pound m
                               ------------------------------------------------------------------------------------
LIABILITIES
Revolving advances short-term

Floating Rate (GBP)                  6.0          -          -         -          -          -      6.0         6.0
Average Interest Rate (1)           7.9%          -          -         -          -          -

Floating Rate (USD)                  4.3          -          -         -          -          -      4.3         4.3
Average Interest Rate (1)           7.8%          -          -         -          -          -

Underlying Long Term Debt (2)

Fixed Rate (USD)                       -          -          -         -          -      126.1    126.1       120.7
Average Interest Rate                  -          -          -         -          -      10.3%

Fixed Rate (USD)                       -          -          -         -          -      190.4    190.4        68.7
Average Interest Rate (3)              -          -          -         -          -      12.0%

Floating Rate (USD)                  1.9        4.4        5.4      11.2       14.2          -     37.1        37.2
Average Interest Rate (1)           8.6%       9.3%       9.4%      9.6%      10.0%          -

Floating Rate (SEK)                  0.5        1.0        1.2       2.5       15.8          -     21.0        21.1
Average Interest Rate (1)           7.0%       8.5%       8.9%      9.1%       9.2%          -

Floating Rate (EUR)                  0.3        0.7        0.8       1.6        4.8                 8.2         8.1
Average Interest Rate (1)           6.3%       7.4%       7.8%      8.4%       8.6%          -

Floating Rate (HKD)                  2.8        5.9        6.9      14.3          -          -     29.9        30.0
Average Interest Rate (1)           8.8%       9.1%       9.2%     9.45%          -          -

                                                                                               ---------------------
TOTAL                                                                                              423.0      296.1
                                                                                               =====================

            1999                                   EXPECTED MATURITY DATE
                               ---------------------------------------------------------------
                                  DEC-00     DEC-01    DEC-02    DEC-03    DEC-04  THEREAFTER      TOTAL  FAIR VALUE
                                 pound m    pound m   pound m   pound m   pound m     pound m    pound m   pound 000
                               --------- ---------- --------- --------- --------- ----------- ---------- -----------
INTEREST RATE SWAPS

Pay Fixed to Receive                   -       14.3         -         -         -           -       14.3         113
Variable (USD)
Average Pay Rate                       -       6.3%         -         -         -           -
Average Receive Rate (4)            6.5%       7.1%         -         -         -           -

Pay Fixed to Receive                   -       22.4         -         -         -           -       22.4          60
Variable (USD)
Average Pay Rate                       -       6.5%         -         -         -           -
Average Receive Rate (4)            6.5%       7.1%         -         -         -           -

Pay Fixed to Receive                   -        7.9         -         -         -           -        7.9        (31)
Variable (SEK)
Average Pay Rate                       -       6.8%         -         -         -           -
Average Receive Rate (4)            4.4%       5.9%         -         -         -           -

Pay Fixed to Receive                   -        4.8         -         -         -           -        4.8        (38)
Variable (EUR)
Average Pay Rate                       -       5.1%         -         -         -           -
Average Receive Rate (4)            3.9%       4.9%         -         -         -           -

INTEREST RATE CAPS
Notional Amount                     29.6          -         -         -         -           -       29.6          60
HKD Strike (cap)                    8.0%          -         -         -         -           -
Forward Rate                        6.5%          -         -         -         -           -

                                                                                               ----------------------
                                                                                                    79.0         164
                                                                                               ======================

(1) The interest rate applicable to the relevant currency is determined based on the inter-bank offering rate plus a spread (not in excess of 2.75% nor lower than 1.50% per year) based on the ratio of total net indebtedness of the Group as defined in the Credit Agreement. Rates included in the table represent average rates in effect at December 31, 1999.

(2)  Including current portion.

(3) This debt is separately itemised due to the fact that interest is capitalised over the life of the debt.

(4) The receive rates consist of the implied forward borrowing rates in the yield curve at the reporting date.

           1998                                       EXPECTED MATURITY DATE
                            ----------------------------------------------------------------------------
                                                                                                                        FAIR
                               DEC-99     DEC-00     DEC-01    DEC-02     DEC-03     DEC-04  THEREAFTER     TOTAL      VALUE
                              pound m    pound m    pound m   pound m    pound m    pound m     pound m   pound m    pound m
                            --------- ---------- ---------- --------- ---------- ---------- ---------- ---------- ----------
LIABILITIES
Revolving advances short-term

Floating Rate (GBP)               2.2          -          -         -          -          -          -       2.2         2.2
Average Interest Rate (5)        9.0%          -          -         -          -          -          -

Floating Rate (USD)               6.8          -          -         -          -          -          -       6.8         6.8
Average Interest Rate (5)        7.2%          -          -         -          -          -          -

Floating Rate (DEM)               3.8          -          -         -          -          -          -       3.8         3.8
Average Interest Rate (5)        5.3%          -          -         -          -          -          -

Floating Rate (NOK)               3.3          -          -         -          -          -          -       3.3         3.3
Average Interest Rate (5)       10.4%          -          -         -          -          -          -

Underlying Long Term Debt (2)

Fixed Rate (USD)                    -          -          -         -          -          -      120.8     120.8       123.7
Average Interest Rate               -          -          -         -          -          -      10.3%

Fixed Rate (USD)                    -          -          -         -          -          -      182.5     182.5        68.0
Average Interest Rate (3)           -          -          -         -          -          -      12.0%

Floating Rate (USD)               3.2        3.9        5.2       7.1        8.1       13.7          -      41.2        41.2
Average Interest Rate (5)        7.3%       7.4%       7.5%      7.7%       7.8%       8.1%          -

Floating Rate (SEK)               0.7        0.8        1.1       1.5        1.7       16.1          -      21.9        21.9
Average Interest Rate (5)        6.5%       6.5%       6.6%      6.9%       7.1%       7.3%          -

Floating Rate (DEM)               0.5        0.6        0.8       1.0        1.2        5.3          -       9.4         9.4
Average Interest Rate (5)        5.7%       6.0%       6.0%      5.9%       6.1%       6.4%          -

Floating Rate (HKD)               4.2        5.1        6.9       9.3       10.7          -          -      36.3        36.3
Average Interest Rate (5)        8.3%       8.4%       8.4%      8.4%       8.4%          -          -

                                                                                                        ---------------------
TOTAL                                                                                                       428.2      316.6
                                                                                                        =====================


            1998                                        EXPECTED MATURITY DATE
                               -------------------------------------------------------------------------
                                 DEC-99     DEC-00     DEC-01    DEC-02    DEC-03    DEC-04  THEREAFTER    TOTAL  FAIR VALUE
                                pound m    pound m    pound m   pound m   pound m   pound m     pound m  pound m   pound 000
                               ---------------------------------------------------------------------------------------------
INTEREST RATE SWAPS
Pay Fixed to Receive                  -          -       13.7         -         -         -           -    13.7        (436)
Variable (USD)
Average Pay Rate                      -          -       6.3%         -         -         -           -
Average Receive Rate (4)           5.2%       5.3%       5.3%         -         -         -           -
                                      -
Pay Fixed to Receive                  -          -        8.1         -         -         -           -     8.1        (641)
Variable (SEK)
Average Pay Rate                      -          -       6.8%         -         -         -           -
Average Receive Rate (4)           4.0%       3.9%       4.0%         -         -         -           -

Pay Fixed to Receive                  -          -        5.3         -         -         -           -     5.3        (269)
Variable (DEM)
Average Pay Rate                      -          -       5.1%         -         -         -           -
Average Receive Rate (4)           3.3%       3.5%       3.5%         -         -         -           -

Pay Fixed to Receive               21.5          -          -         -         -         -           -    21.5         (26)
Variable (HKD)
Average Pay Rate                   6.6%          -          -         -         -         -           -
Average Receive Rate (4)           6.3%          -          -         -         -         -           -

INTEREST RATE CAPS
Notional Amount                    26.4          -          -         -         -         -           -    26.4            -
USD Strike (cap)                   7.0%          -          -         -         -         -           -
Forward Rate                       5.2%          -          -         -         -         -           -

Notional Amount                    10.5          -          -         -         -         -           -    10.5            -
SEK Strike (cap)                   7.0%          -          -         -         -         -           -
Forward Rate                       4.0%          -          -         -         -         -           -

Notional Amount                     4.9          -          -         -         -         -           -     4.9           14
HKD Strike (cap)                   7.0%          -          -         -         -         -           -
Forward Rate                       6.3%          -          -         -         -         -           -
                                                                                                         --------------------
                                                                                                            90.4     (1,358)
                                                                                                         ====================

(5) The interest rate applicable to the relevant currency is determined based on the inter-bank offering rate plus a spread (not in excess of 2.75% nor lower that 0.35% per year) based on the ratio of total net indebtedness of the Group as defined in the Credit Agreement. Rates included in the table represent average rates in effect at December 31, 1998.

EXCHANGE RATE SENSITIVITY

The table below provides information about our derivative financial instruments and other financial instruments by functional currency and presents such information in sterling equivalents. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including foreign currency forward exchange agreements and foreign currency denominated debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

           1999                                   EXPECTED MATURITY DATE
                             ------------------------------------------------------------------
                                                                                                            FAIR
                                DEC-00     DEC-01      DEC-02     DEC-03    DEC-04  THEREAFTER    TOTAL    VALUE
                               pound m    pound m     pound m    pound m   pound m     pound m  pound m  pound m
                             -----------------------------------------------------------------------------------
LIABILITIES
Revolving advances

Floating Rate (USD)                4.3          -          -          -         -          -        4.3      4.3
Average Interest Rate             7.8%          -          -          -         -          -

Underlying Long Term Debt (6)

Fixed Rate (USD)                     -          -          -          -         -      126.1      126.1    120.7
Average Interest Rate                -          -          -          -         -      10.3%

Fixed Rate (USD)                     -          -          -          -         -      190.4      190.4     68.7
Average Interest Rate                -          -          -          -         -      12.0%

Floating Rate (USD)                1.9        4.4        5.4       11.2      14.2          -       37.1     37.2
Average Interest Rate             8.6%       9.3%       9.4%       9.6%     10.0%          -

Floating Rate (SEK)                0.5        1.0        1.2        2.5      15.8          -       21.0     21.0
Average Interest Rate             7.0%       8.5%       8.9%       9.1%      9.2%          -

Floating Rate (EUR)                0.3        0.7        0.8        1.6       4.8          -        8.2      8.2
Average Interest Rate             6.3%       7.4%       7.8%       8.4%      8.6%          -

Floating Rate (HKD)                2.8        5.9        6.9       14.3         -          -       29.9     29.9
Average Interest Rate             8.8%       9.1%       9.2%       9.4%         -          -

                                                                                              -------------------
                                                                                                  417.0    290.0
                                                                                              ===================
FORWARD EXCHANGE AGREEMENTS
                               pound m                                                         pound m  pound 000
(Receive GBP pay CHF)
Contract Amount                    3.2          -          -          -          -         -        3.2        16
Average Contract Exchange         2.55          -          -          -          -         -
Rate

(Receive GBP pay USD)
Contract Amount                    5.3          -          -          -          -         -        5.3        42
Average Contract Exchange         1.60          -          -          -          -         -
Rate

(Receive CAD pay USD)
Contract Amount                    1.6          -          -          -          -         -        1.6        43
Average Contract Exchange         1.48          -          -          -          -         -
Rate

(Receive HKD pay GBP)
Contract Amount                    0.4          -          -          -          -         -        0.4       (3)
Average Contract Exchange        12.66          -          -          -          -         -
Rate
                                                                                              -------------------
                                                                                                   10.5        98
                                                                                              ===================


(6) The amortised amounts were amended in March 1999 in accordance with the amendment and restatement agreement date March 5, 1999.


           1998                                         EXPECTED MATURITY DATE
                             -----------------------------------------------------------------------------
                                                                                                                      FAIR
                              DEC-99     DEC-00      DEC-01     DEC-02     DEC-03    DEC-04    THEREAFTER   TOTAL    VALUE
                             pound m    pound m     pound m    pound m    pound m   pound m       pound m  ound m  pound m
                             ---------------------------------------------------------------------------------------------
LIABILITIES
Revolving advances

Floating Rate (USD)                6.8          -           -          -         -          -           -     6.8       6.8
Average Interest Rate             7.2%          -           -          -         -          -           -

Floating Rate (DEM)                3.8          -           -          -         -          -           -     3.8       3.8
Average Interest Rate             5.3%          -           -          -         -          -           -

Floating Rate (NOK)                3.3          -           -          -         -          -           -     3.3       3.3
Average Interest Rate            10.4%          -           -          -         -          -           -

Underlying Long Term Debt

Fixed Rate (USD)                     -          -           -          -         -          -       120.8   120.8     123.7
Average Interest Rate                -          -           -          -         -          -       10.3%

Fixed Rate (USD)                     -          -           -          -         -          -       182.5   182.5      68.0
Average Interest Rate                -          -           -          -         -          -       12.0%

Floating Rate (USD)                3.2        3.9         5.2        7.1       8.1       13.7           -    41.2      41.2
Average Interest Rate             7.3%       7.4%        7.5%       7.7%      7.8%       8.1%           -

Floating Rate (SEK)                0.6        0.8         1.1        1.5       1.7       16.1           -    21.9      21.9
Average Interest Rate             6.5%       6.5%        6.6%       6.9%      7.1%       7.3%           -

Floating Rate (DEM)                0.5        0.6         0.8        1.0       1.2        5.3           -     9.4       9.4
Average Interest Rate             5.7%       6.0%        6.0%       5.9%      6.1%       6.4%           -

Floating Rate (HKD)                4.2        5.1         6.9        9.4      10.7          -           -    36.3      36.3
Average Interest Rate             8.3%       8.4%        8.4%       8.4%      8.4%          -           -
                                                                                                           -----------------
                                                                                                             426.0    314.4
                                                                                                           =================

FORWARD EXCHANGE AGREEMENTS
                               pound m                                                                     pound m pound 000
(Receive NOK pay GBP)
Contract Amount                    6.2            -         -          -         -          -         -        6.2       243
Average contract Exchange        12.89            -         -          -         -          -         -
Rate

(Receive GBP pay CHF)
Contract Amount                    4.1            -         -          -         -          -         -        4.1         2
Average Contract Exchange         2.27            -         -          -         -          -         -
Rate

(Receive DEM pay USD)
Contract Amount                    1.6            -         -          -         -          -         -        1.6         -
Average Contract Exchange         1.67            -         -          -         -          -         -
Rate

(Receive AUD pay USD)
Contract Amount                   1.54            -         -          -         -          -         -        1.5      (78)
Average Contract Exchange         0.64            -         -          -         -          -         -
Rate

(Receive CAD pay USD)
Contract Amount                    1.5            -         -          -         -          -         -        1.5       (7)
Average Contract Exchange         1.54            -         -          -         -          -         -
Rate

(Receive INR pay USD)
Contract Amount                    0.3            -         -          -         -          -         -        0.3         -
Average Contract Exchange         8400            -         -          -         -          -         -
Rate
                                                                                                         -------------------
                                                                                                              15.2       160
                                                                                                         ===================


ITEM 10:  DIRECTORS AND OFFICERS OF REGISTRANT

DIRECTORS OF THE COMPANY

We set out below the names, ages and positions of the directors of the Company at March 15, 2000.

The Articles of Association of the Company confer on Charterhouse the right to appoint two non-executive directors (one as deputy chairman) of the Company, so long as any person who has funds managed by Charterhouse, or any member of Charterhouse's wholly-owned group, holds shares in the Company. If Charterhouse's right lapses it is exercisable by holders of a majority of the A Shares. Charter Intertek LLC also has a right to appoint a non-executive director while it is a shareholder in the Company. If this right lapses it is exercisable by the holders of a majority of the A Shares. The holders of a majority of the A Shares have a right to appoint one non-executive director.

      Name                 Age        Position

      Richard Nelson       57         Executive Chairman
      William Spencer      40         Senior Vice President and Chief Financial
                                      Officer
      Stuart Simpson       43         Non-executive Director
      Simon Drury          42         Non-executive Director


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

WILLIAM SPENCER became a director of the Company in 1996. Mr. Spencer joined the Group in 1992 and was appointed Finance Director of Inchcape Testing Services Ltd in 1995 after serving as Chief Financial Officer of Caleb Brett Eastern Hemisphere. Prior to joining us, he spent four years at Nacanco Ltd. where he was promoted to Company Treasurer, and two years at Olivetti Office U.K. where he was Financial Controller. He was educated at the University of Manchester Institute of Science and Technology, where he graduated with a Bachelor of Science with honors in Management Science. He qualified as a Chartered Management Accountant in 1985 and as a Corporate Treasurer in 1989.

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

OTHER KEY OFFICERS


We set out below the names, ages and positions of our key officers at March 15, 2000.


      Name                 Age     Position

      Raymond Kong         52      Executive Vice President
      Robert Dilworth      38      Vice President
      Gosta Fredriksson    53      Vice President
      John Hannaway        45      Vice President
      John Hodson          38      Vice President
      Bernard Leroy        49      Vice President
      Albert Lo            47      Vice President
      Mark Loughead        40      Vice President
      Jag Sisodia          48      Vice President
      Henry Yeung          42      Vice President
      Brian Pitzer         47      Vice President and Human Resources Director
      Aston Swift          31      Treasurer
      David Turner         39      Secretary

RAYMOND KONG became an Executive Vice President in January 1998 and is the Chief Operating Officer of Labtest. He was one of the founders of the Labtest division and has been with us for 25 years. Mr. Kong was responsible for creating the global Labtest networks and service diversification. He was appointed Regional Director responsible for Quality Systems East in 1991. He also serves on a number of advisory committees for The Government of The Hong Kong Special Administrative Region.

ROBERT DILWORTH was promoted from director, FTS Eastern Hemisphere to Vice President in January 2000 with responsibility for the FTS division globally. Mr. Dilworth joined us in 1979 as a chemist with Caleb Brett. He was appointed manager of Environmental services in the UK in 1988 and further promoted to General Manager, Environmental, Europe, Africa and Middle East in 1994. After a break of service from September 1997 to September 1998 when he worked for BSI, he rejoined us as Director of Government Standards Contracts.

GOSTA FREDRIKSSON became Vice President in January 1998 with responsibility for ETL SEMKO in Europe and Asia. Mr. Fredriksson was head of Safety Testing in Semko when we acquired it in 1994. He joined Semko in 1962. He has participated in the development of European certificate schemes such as CCA, Key-mark, LOVAG, IECEE-CCB and CCB-FCS.

JOHN HANNAWAY became Vice President in January 1998 with responsibility for Caleb Brett in Asia. He joined us in 1992 as Marketing Manager of Caleb Brett Australia and became General Manager in 1993. Prior to joining the Group, Mr. Hannaway spent three years as divisional manager for SGS Redwood Australia.

JOHN HODSON became Vice President in January 1998 with responsibility for Caleb Brett in the Americas. Mr. Hodson joined the Group in 1986 as Regional Manager in West Africa, and having spent time working in the U.K., Dubai and Singapore, was promoted to Vice President of Caleb Brett Asia in 1995. He moved to Houston to run operations in the Americas in 1998. Prior to joining us, Mr. Hodson spent four years with Core Laboratories in West Africa, establishing laboratory testing facilities for the oil exploration sector.

BERNARD LEROY became Vice President in January 2000 with responsibility for Labtest in Europe, Middle East and Africa. He joined us in 1992 as General Manager of ITS Labtest France. Prior to joining us, Mr. Leroy worked as head of the Physica chemical laboratory then, Quality Assurance manager at Upjohn CO. and founded Sigma Controle, a French leader in Inspection and Technical services to retailers. We acquired Sigma Controle in 1992. Mr. Leroy was educated at the University of Paris, where he obtained a Master of Sciences in Biochemistry and a degree in Applied Statistics.

ALBERT LO became Vice President in January 1998 with responsibility for Labtest in South East Asia and Textile testing in China. Mr. Lo joined us in 1988 as head of the textile laboratory in Hong Kong. Mr. Lo was educated at the University of Leeds in the U.K. for a Master of Science. Before joining us, Mr. Lo had worked in quality assurance for a buying office based in the Asia Pacific region.

MARK LOUGHEAD became Vice President in January 1998 with responsibility for Caleb Brett in Europe, Africa and the Middle East. Mr. Loughead joined us in 1988 as Operations Manager of Caleb Brett in Aberdeen. He was promoted to his present position following a period as Scottish Regional Manager. Prior to joining us, Mr. Loughead spent 13 years at Inspectorate including six years in the Middle East.

JAG SISODIA became Vice President in January 1998 with responsibility for ETL SEMKO in the Americas. Mr. Sisodia joined us in 1987 as Chief Financial Officer of the FTS division, after which he became Chief Financial Officer of the business he is presently running. Prior to joining us, Mr. Sisodia had accounting positions in MCI Communications, Laventhal & Horwath, and
Seidman & Seidman. He holds a Bachelor of Arts and a Masters in Business Administration from The American University, Washington DC and is a Maryland Certified Public Accountant.

HENRY YEUNG became Vice President in January 1998 with responsibility for Labtest in the Pacific Region. Mr. Yeung joined us in 1977 and has worked in Hong Kong, Taiwan and China. Mr. Yeung is a Chartered Colourist, a Fellow of the Society of Dyers and Colourist and a Licentiate of the Textile Institute. He has a Masters in Business Administration from the University of East Asia and a Master of Science from the University of Warwick.

BRIAN PITZER became Vice President and Human Resources Director in January 1998. Mr. Pitzer joined us in March 1990 and developed the human resources function in the Americas region. He also addressed the human resources issues of acquisitions and organic growth in the region through the mid 1990's. He is responsible for worldwide human resource programs. Prior to joining us, he spent 14 years at NCR Corporation in a variety of management positions in both field and corporate settings.

ASTON SWIFT became Treasurer in June 1999 after serving as Chief Financial Officer of the Foreign Trade Standards division since 1998. Prior to joining us, Mr. Swift worked in internal audit at BSkyB after qualifying in 1994 as a Chartered Accountant. Mr. Swift holds a degree in Chemistry from Oxford University.

DAVID TURNER joined us as Company Secretary in September 1997. He is responsibile for company secretarial and legal matters. Before joining us, he was Assistant Company Secretary of The Mercantile and General Reinsurance Company for 7 years. Mr. Turner graduated from Reading University in 1981 with a Bachelor of Science (Honours) degree and has been a Chartered Secretary since 1991.

ITEM 11: COMPENSATION OF DIRECTORS AND OFFICERS

SERVICE AGREEMENTS

None of our directors or key officers have service contracts which require more than 12 months notice. No one entitled to more than 12 months remuneration in lieu of notice.

REMUNERATION COMMITTEE

The members of our Remuneration Committee are Stuart Simpson and Simon Drury. The Committee meets at least twice a year and the Executive Chairman and Human Resource Director are invited to attend. The Committee's responsibilities include consideration of service agreements, approval of remuneration for all employees earning more than pound 60,000 per annum (or local currency equivalent), and the operation of our Share Option Scheme.

COMPENSATION OF DIRECTORS

We paid approximately pound 768,000 to our 4 directors, for the year ended December 31, 1999, which included contributions made to their pension plans of approximately pound 104,000. For the year ended December 31, 1999, our highest paid director received approximately pound 452,000 and pension plan contributions of approximately pound 99,000.

NON-EXECUTIVE DIRECTORS' FEES

We pay the employer of our non-executive directors pound 21,500 per annum for the services of each non-executive director. We do not pay our executive directors for serving as directors.

COMPENSATION OF KEY OFFICERS

We paid approximately pound 2,241,000 to our 13 key officers, excluding our directors, for the year ended December 31, 1999 which included contributions made to their pension plans of approximately pound 209,000. Key officers are also entitled to receive annual bonuses of up to 50% of their base salary if they achieve their annual performance targets.


ITEM 12: OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES


SHARE OPTION SCHEME

On March 1, 1997, we adopted a Share Option Scheme for senior management to encourage their participation in our future growth.

The following table shows options for C Shares in the Company outstanding at March 15, 2000.


       NUMBER OF OPTIONS     SUBSCRIPTION                          EXERCISABLE BETWEEN
             OUTSTANDING   PRICE PER SHARE

               1,866,939         10p                        March 1, 2000                     March 1, 2004
                  11,806         10p                    September 1, 2000                 September 1, 2004
                 324,052         10p                    December 31, 2000                 December 31, 2004
                  35,418         10p                         June 1, 2001                      June 1, 2005
                  88,543         10p                    December 31, 2001                 December 31, 2005
                 100,351         10p                         June 1, 2002                      June 1, 2006
                  82,640         10p                    December 31, 2002                 December 31, 2006

At March 15, 2000, none of our directors held any options to subscribe for Ordinary Shares of the Company. At that date, key officers held 342,360 options to subscribe for C Shares of the Company.

ITEM 13: INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

In connection with our acquisition from Inchcape plc, we are required to pay an acquisition advisory fee of pound 3.8 million to Charterhouse. This is payable on demand when cash reserves permit. Charterhouse or funds managed by it may, from time to time, provide financial advisory services for which it will receive customary fees and expenses. In addition, each director appointed by Charterhouse receives an annual fee of pound 21,500 which is paid to Charterhouse.

Except as disclosed above, we have not participated in any material transaction in which any of our directors, key officers or persons connected with them, had any direct or indirect interest. We have not given any loans or guarantees to our directors, key officers or persons connected with them.

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

ITEM 19:    FINANCIAL STATEMENTS AND EXHIBITS

(A) FINANCIAL STATEMENTS FILED AS PART OF THIS REPORT
    The following financial statements and related schedules, together with the report of independent auditors, are filed as part of this Report.

                                                                                            PAGE
Report of Independent Auditors                                                              F-1
Consolidated Statements of Operations                                                       F-2
Consolidated Balance Sheets                                                                 F-3
Consolidated Statements of Cash Flows                                                       F-4
Consolidated Statements of Total Recognised Gains and Losses                                F-5
Consolidated Statements of Changes in Shareholders' Deficit                                 F-5
Notes to the Consolidated Financial Statements                                              F-6

(B) EXHIBITS FILED AS PART OF THIS REPORT

None.


If requested, we agree to furnish to the Securities and Exchange Commission a list or diagram of the Company's subsidiaries indicating for each subsidiary (a) its country or other jurisdiction of incorporation or organisation, (b) its relationship to the Company and (c) the percentage of voting securities owned or other basis of control by its immediate parent, if any.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Intertek Testing Services
Limited

We have audited the accompanying consolidated balance sheets of Intertek Testing Services Limited (the "Company") at December 31, 1998 and 1999 and the related consolidated statements of operations, cash flows, changes in shareholders' deficit and total recognised gains and losses for the years ended December 31, 1997, 1998 and 1999. These financial statements are set out on pages F- 2 to F- 61 and are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1998 and 1999 and the consolidated results of its operations and its cash flows for the years ended December 31, 1997, 1998 and 1999 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the consolidated results of operations for the years ended December 31, 1997, 1998 and 1999 and consolidated shareholders' deficit at December 31, 1998 and 1999 to the extent summarised in Note 31 to the consolidated financial statements.

KPMG

Chartered Accountants

London, England

March 22, 2000

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS



                                                      Notes                    Year ended   Year ended    Year ended
                                                                             December 31, December 31,  December 31,
                                                                                     1997         1998          1999

                                                                               pound 000    pound 000      pound 000
REVENUES                                                3

    Continuing operations                                                        303,213      337,766       351,204
    Discontinued operations                                                       40,770       22,047        11,264
                                                                            -----------------------------------------
GROUP REVENUES                                                                   343,983      359,813       362,468
Operating costs                                         4                      (307,427)    (336,757)     (311,402)
                                                                            -----------------------------------------
GROUP OPERATING INCOME                                                            36,556       23,056        51,066
Share of operating profit/(loss) in associates                                        78         (13)           286
                                                                            -----------------------------------------
TOTAL OPERATING INCOME                                  6                         36,634       23,043        51,352

---------------------------------------------------------------------------------------------------------------------
Operating income/(loss) before exceptional items

    Continuing operations                                                         37,339       44,867        47,976
    Discontinued operations                                                        3,162      (2,629)       (2,071)
                                                                            -----------------------------------------
                                                        3                         40,501       42,238        45,905
Exceptional items (charged)/credited to operating      4, 5
income

    Continuing operations                                                        (3,867)     (14,051)        10,544
    Discontinued operations                                                            -      (5,144)       (5,097)
                                                                            -----------------------------------------
TOTAL OPERATING INCOME                                                            36,634       23,043        51,352
                                                                            -----------------------------------------

Operating income/(loss) after exceptional items

    Continuing operations                                                         33,472       30,816        58,520
    Discontinued operations                                                        3,162      (7,773)       (7,168)
                                                                            -----------------------------------------
TOTAL OPERATING INCOME                                                            36,634       23,043        51,352
---------------------------------------------------------------------------------------------------------------------

Non-operating exceptional items                         5

    Continuing operations                                                              -            -         2,452
    Discontinued operations                                                            -      (1,395)             -
                                                                            -----------------------------------------
TOTAL NON-OPERATING EXCEPTIONAL ITEMS                                                  -      (1,395)         2,452
                                                                            -----------------------------------------

INCOME ON ORDINARY ACTIVITIES BEFORE NET INTEREST                                 36,634       21,648        53,804
Net interest expense                                    7                       (29,752)     (31,855)      (32,205)
                                                                            -----------------------------------------
INCOME/(LOSS) BEFORE TAXATION                                                      6,882     (10,207)        21,599
Taxation                                                8                        (4,876)      (7,156)       (9,414)
                                                                            -----------------------------------------
INCOME/(LOSS) AFTER TAXATION                                                       2,006     (17,363)        12,185
Minority interests                                                               (3,604)      (3,228)       (3,189)
                                                                            -----------------------------------------
NET INCOME/(LOSS) FOR THE GROUP AND ITS SHARE OF        21                       (1,598)     (20,591)         8,996
ASSOCIATES
                                                                            =========================================


The accompanying notes on pages F-6 to F-61 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED BALANCE SHEETS


                                                         Notes                              December        December
                                                                                            31, 1998        31, 1999
                                                                                           pound 000       pound 000

ASSETS

CURRENT ASSETS

Cash                                                                                         16,772          20,150
Trade receivables                                         12                                 67,516          70,103
Inventories                                               14                                  3,662           2,614
Other current assets                                      13                                 15,241          15,631
Deferred taxation asset                                   18                                  1,348               -
                                                                                    ---------------------------------
TOTAL CURRENT ASSETS                                                                        104,539         108,498
Goodwill                                                   9                                 13,074          15,814
Property, plant and equipment, net                        10                                 45,951          53,746
Investments                                               11                                    231             503

                                                                                    ---------------------------------
TOTAL ASSETS                                                                                163,795         178,561
                                                                                    =================================

LIABILITIES AND SHAREHOLDERS'  DEFICIT

CURRENT LIABILITIES

Borrowings (including current portion of long term        15                                 22,209          15,429
borrowings)

Accounts payable, accrued liabilities and deferred        16                                 70,952          69,477
income

Income taxes payable                                                                          5,368           5,368
                                                                                    ---------------------------------
TOTAL CURRENT LIABILITIES                                                                    98,529          90,274
Long term borrowings                                      15                                273,564         278,236
Provisions for liabilities and charges                    17                                  8,518           6,789
Minority interests                                                                            4,592           5,721
Commitments and contingencies                           27, 28

SHAREHOLDERS' DEFICIT
Ordinary shares                                           19                                    336             808
Redeemable preference shares                              19                                 86,657         105,478
Shares to be issued                                       19                                  2,793           2,793
Premium in excess of par value                            19                                  3,018           3,635
Retained deficit                                          21                              (314,212)       (315,173)
                                                                                    ---------------------------------
TOTAL SHAREHOLDERS' DEFICIT                               22                              (221,408)       (202,459)
                                                                                    ---------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                                 163,795         178,561
                                                                                    =================================


The accompanying notes on pages F-6 to F-61 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                         Notes                  Year ended  Year ended  Year ended
                                                                                  December    December    December
                                                                                  31, 1997    31, 1998    31, 1999
                                                                                 pound 000   pound 000   pound 000

Total operating cash inflow                               23                        45,646      32,445      59,788
Returns on investments and servicing of finance           24                      (21,889)    (25,070)    (23,901)
Taxation                                                                           (6,145)     (5,960)     (6,856)
Capital expenditure and financial investment              24                      (12,995)    (13,959)    (17,540)
Acquisitions and disposals                                24                       (9,392)    (11,675)     (5,010)
                                                                              -------------------------------------

CASH (OUTFLOW)/INFLOW BEFORE FINANCING                                             (4,775)    (24,219)       6,481

Financing                                                 24                       (1,948)      16,014     (1,568)
                                                                              -------------------------------------

(DECREASE)/INCREASE IN CASH IN THE PERIOD                                          (6,723)     (8,205)       4,913
                                                                              -------------------------------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT   25

(DECREASE)/INCREASE IN CASH IN THE PERIOD                                          (6,723)     (8,205)       4,913

Cash inflow/(outflow) from increase in debt                                          2,378    (10,968)      22,023
                                                                              -------------------------------------
Change in net debt resulting from cash flows                                       (4,345)    (19,173)      26,936
Debt issued in lieu of interest payment                                            (6,138)     (7,088)     (8,187)
Acquisitions and disposals                                                               -       (356)     (1,601)
Other non-cash movements                                                           (2,112)     (1,919)     (2,012)
Exchange adjustments                                                               (4,166)       1,686     (9,650)
                                                                              -------------------------------------

MOVEMENT IN NET DEBT IN THE PERIOD                                                (16,761)    (26,850)       5,486
NET DEBT AT THE START OF THE PERIOD                                              (235,390)   (252,151)   (279,001)
                                                                              -------------------------------------

NET DEBT AT THE END OF THE PERIOD                                                (252,151)   (279,001)   (273,515)
                                                                              =====================================


The accompanying notes on pages F-6 to F-61 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES


                                                                               Year ended   Year ended  Year ended
                                                                                 December     December    December
                                                                                 31, 1997     31, 1998    31, 1999
                                                                                pound 000    pound 000   pound 000

Net (loss)/income from subsidiaries                                              (1,618)     (20,614)       9,360
Net income/(loss) from associates                                                     20           23       (364)
                                                                              -------------------------------------
                                                                                 (1,598)     (20,591)       8,996
Exchange adjustments                                                             (7,611)          928    (10,985)
                                                                              -------------------------------------
TOTAL RECOGNISED GAINS AND LOSSES                                                (9,209)     (19,663)     (1,989)
                                                                              =====================================


There is no material difference between income before taxation, and net income for the financial periods, as stated in the statements of operations and their historical cost equivalents.


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

                                     Ordinary    Redeemable  Shares to be     Premium in      Retained         Total
                                       shares    preference        issued  excess of par       deficit
                                                     shares                        value
                                    pound 000     pound 000     pound 000      pound 000     pound 000     pound 000

BALANCE AT JANUARY 1, 1997                318        81,815         2,793          2,857     (286,664)     (198,881)

Goodwill adjustments                        -             -             -              -         1,324         1,324
Net loss                                    -             -             -              -       (1,598)       (1,598)
Exchange adjustments                        -             -             -              -       (7,611)       (7,611)
                               --------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997              318        81,815         2,793          2,857     (294,549)     (206,766)

Net loss                                    -             -             -              -      (20,591)      (20,591)
Issue of shares                            18         4,842             -            161             -         5,021
Exchange adjustments                        -             -             -              -           928           928
                               --------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998              336        86,657         2,793          3,018     (314,212)     (221,408)

Net income                                  -             -             -              -         8,996         8,996
Goodwill adjustments                        -             -             -              -         1,028         1,028
Issue of shares                           472        18,821             -            617             -        19,910
Exchange adjustments                        -             -             -              -      (10,985)      (10,985)
                               --------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999              808       105,478         2,793          3,635     (315,173)     (202,459)
                               ======================================================================================


Included in retained deficit is pound 277.4 million relating to goodwill (1998: pound 270.6 million and 1997: pound 275.0 million). This comprises goodwill of pound 276.5 written off to reserves in relation to the acquisition of subsidiaries prior to December 1997 (1998: pound 271.0 million and 1997: pound
275.0 million) and pound 0.9 million amortised goodwill in relation to acquisitions from January 1, 1998 (1998: pound 0.4 million).

The accompanying notes on pages F-6 to F-61 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   ACCOUNTING POLICIES

The significant accounting policies adopted by the Company and its subsidiaries are set out below.

Financial Reporting Standard 13: Derivatives and Other Financial Instruments and Financial Reporting Standard 15: Tangible Fixed Assets have been adopted and no prior year adjustments are required.

BASIS OF CONSOLIDATION

The consolidated financial statements of the Company include the financial statements of the Company and its subsidiaries.

The acquisition method of accounting has been adopted. Under this method, the results of subsidiaries acquired or sold are included in the consolidated statement of income of the Company from, or up to, the date control passes.

The consolidated statements of income of the Company include their respective shares of income from associated undertakings. The consolidated balance sheets of the Company includes interests in associates at their respective shares of the net tangible assets.

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

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

Property, plant and equipment are stated at cost less depreciation, which is provided, except for freehold land, on a straight line basis over the estimated useful lives of the assets, mainly at the following annual rates:

Freehold buildings and long leasehold land and buildings                      2%
Short leasehold land and buildings                                 term of lease
Plant, machinery and equipment                                       10% - 33.3%

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

GOODWILL

Purchased goodwill in respect of acquisitions since January 1, 1998 is capitalised in accordance with the requirements of FRS 10: Goodwill and Intangible Assets, and is amortised on a straight line bases over its estimated useful life, which is up to 20 years. Purchased goodwill in respect of acquisitions before January 1, 1998 was written off to reserves in the year of acquisition in accordance with the accounting standard then in force. When a subsequent disposal occurs any goodwill previously written off to reserves is written back through the profit and loss account.

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

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.       BASIS OF PREPARATION

The accompanying consolidated financial statements of the Company and its subsidiaries have been prepared in conformity with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") and are presented under the historical cost convention. These principles differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP") - see Note 31.

The accompanying consolidated financial statements do not represent the U.K. statutory financial statements of the Company, as certain reclassifications and changes in presentation and disclosure have been made to conform more closely with accounting presentation and disclosure requirements applicable in the United States.

3.       SEGMENT INFORMATION

ITS comprises four divisions which are organised as follows: (1) Caleb Brett, which tests and inspects crude oil, petroleum products and chemicals and agricultural produce; (2) ETL SEMKO, which tests and certifies electrical and electronic products, telecommunication equipment, building products and heating, ventilation and air conditioning equipment; (3) Labtest, which tests and inspects textiles, toys and other consumer products and (4) Foreign Trade Standards, which provides independent pre-shipment inspection services to governments. ITS sold the Americas business of the Bondar Clegg division to local management in February 2000 and commenced the closure of the remaining operations in Africa. The Bondar Clegg division is now disclosed as a discontinued operation and prior year results have been restated to reflect this disclosure. The Environmental Testing division which operated principally in the U.S. and U.K. was sold in August 1998 and is disclosed as a discontinued operation. The accounting policies of the divisions are the same as those described in the summary of accounting policies.


BY DIVISION                                                               Year ended       Year ended      Year ended
                                                                        December 31,     December 31,    December 31,
                                                                                1997             1998            1999
                                                                           pound 000        pound 000       pound 000

REVENUES

Caleb Brett                                                                  108,837          122,972         137,183
ETL SEMKO                                                                     81,816           84,920          88,230
Labtest                                                                       56,768           64,575          78,315
Foreign Trade Standards                                                       55,792           65,299          47,476
                                                                        ----------------------------------------------
TOTAL CONTINUING OPERATIONS                                                  303,213          337,766         351,204
Bondar Clegg                                                                  25,601           16,530          11,264
Environmental                                                                 15,169            5,517               -
                                                                        ----------------------------------------------
TOTAL DISCONTINUED OPERATIONS                                                 40,770           22,047          11,264
                                                                        ----------------------------------------------
TOTAL                                                                        343,983          359,813         362,468
                                                                        ==============================================

OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL ITEMS

Caleb Brett                                                                   11,879           13,443          14,760
ETL SEMKO                                                                      8,603           10,875          12,360
Labtest                                                                       14,418           16,899          21,643
Foreign Trade Standards                                                        5,563            8,053           3,136
Central                                                                      (3,124)          (4,403)         (3,923)
                                                                        ----------------------------------------------
TOTAL CONTINUING OPERATIONS                                                   37,339           44,867          47,976
Bondar Clegg                                                                   4,604             (68)         (2,071)
Environmental                                                                (1,442)          (2,561)               -
                                                                        ----------------------------------------------
TOTAL DISCONTINUED OPERATIONS                                                  3,162          (2,629)         (2,071)
                                                                        ----------------------------------------------
TOTAL                                                                         40,501           42,238          45,905
                                                                        ==============================================

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.   SEGMENT INFORMATION (continued)

                                                                          Year ended       Year ended      Year ended
                                                                        December 31,     December 31,    December 31,
                                                                                1997             1998            1999
                                                                           pound 000        pound 000       pound 000
OPERATING EXCEPTIONAL ITEMS

Foreign Trade Standards                                                      (3,867)         (12,267)           8,694
Caleb Brett                                                                        -          (1,784)           1,850
                                                                        ----------------------------------------------
TOTAL CONTINUING OPERATIONS                                                  (3,867)         (14,051)          10,544
Discontinued operations                                                            -          (5,144)         (5,097)
                                                                        ----------------------------------------------
TOTAL                                                                        (3,867)         (19,195)           5,447
                                                                        ==============================================

NON - OPERATING EXCEPTIONAL ITEMS

ETL SEMKO                                                                          -                -           2,452
                                                                        ----------------------------------------------
Total continuing operations                                                        -                -           2,452
Discontinued operation - Environmental                                             -          (1,395)               -
                                                                        ----------------------------------------------
TOTAL                                                                              -          (1,395)           2,452
                                                                        ==============================================

DEPRECIATION AND AMORTISATION

Caleb Brett                                                                    3,668            4,072           4,707
ETL SEMKO                                                                      3,240            3,089           3,423
Labtest                                                                        1,533            1,524           2,000
Foreign Trade Standards                                                          896            1,082             761
Central                                                                           76              129             141
                                                                        ----------------------------------------------
TOTAL CONTINUING OPERATIONS                                                    9,413            9,896          11,032
Bondar Clegg                                                                   1,086            1,136           1,243
Environmental                                                                  1,635              498               -
                                                                        ----------------------------------------------
TOTAL DISCONTINUED OPERATIONS                                                  2,721            1,634           1,243
                                                                        ----------------------------------------------
TOTAL                                                                         12,134           11,530          12,275

                                                                        ==============================================

CAPITAL EXPENDITURE

Caleb Brett                                                                    4,097            3,870           6,341
ETL SEMKO                                                                      3,770            4,138           5,686
Labtest                                                                        1,879            3,920           4,998
Foreign Trade Standards                                                        1,410              676             385
Central                                                                          324               90              36
                                                                        ----------------------------------------------
TOTAL CONTINUING OPERATIONS                                                   11,480           12,694          17,446
Bondar Clegg                                                                   1,961            1,251             300
Environmental                                                                    291               81               -
                                                                        ----------------------------------------------
TOTAL DISCONTINUED OPERATIONS                                                  2,252            1,332             300
                                                                        ----------------------------------------------
TOTAL                                                                         13,732           14,026          17,746
                                                                        ==============================================

UNALLOCATED COSTS

Cash, borrowings and income tax are managed centrally and are therefore not allocated to the divisions. Interest expense and income and income tax expense are therefore not allocated to the divisions.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.       SEGMENT INFORMATION (continued)

                                                                                      December 31,    December 31,
                                                                                              1998            1999
                                                                                         pound 000       pound 000

TOTAL ASSETS

Caleb Brett                                                                                 73,528          78,776
ETL SEMKO                                                                                   35,292          48,707
Labtest                                                                                     25,752          30,487
Foreign Trade Standards                                                                     55,459          48,404
Central                                                                                     36,483          45,933
                                                                                      -----------------------------
Sub total                                                                                  226,514         252,307
Trading balances with other ITS group companies                                           (82,259)        (89,192)
                                                                                      -----------------------------
TOTAL CONTINUING OPERATIONS                                                                144,255         163,115
Bondar Clegg                                                                                15,740          15,398
Environmental                                                                                3,800              48
                                                                                      -----------------------------
TOTAL DISCONTINUED OPERATIONS                                                               19,540          15,446
                                                                                      -----------------------------
TOTAL                                                                                      163,795         178,561
                                                                                      =============================


CAPITAL EMPLOYED

Caleb Brett                                                                                38,941           40,409
ETL SEMKO                                                                                  19,886           28,019
Labtest                                                                                    10,672           13,852
Foreign Trade Standards                                                                     1,306          (2,095)
Central                                                                                    12,306           20,330

                                                                                      -----------------------------
TOTAL CONTINUING OPERATIONS                                                                83,111          100,515
Bondar Clegg                                                                                4,243            4,548
Environmental                                                                             (3,029)          (2,768)
                                                                                      -----------------------------
TOTAL DISCONTINUED OPERATIONS                                                               1,214            1,780
                                                                                      -----------------------------
TOTAL                                                                                      84,325          102,295
                                                                                      =============================


RECONCILIATION OF CAPITAL EMPLOYED TO CONSOLIDATED SHAREHOLDERS' DEFICIT

Capital employed                                                                           84,325          102,295
     Taxation                                                                             (5,368)          (5,368)
     Net borrowings                                                                     (295,773)        (293,665)
     Minority interest                                                                    (4,592)          (5,721)
                                                                                      -----------------------------
CONSOLIDATED SHAREHOLDERS' DEFICIT                                                      (221,408)        (202,459)
                                                                                      =============================


The Central division comprises assets not attributable to the trading divisions, principally cash.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.   SEGMENT INFORMATION (continued)

BY GEOGRAPHIC AREA                                                                        December 31,   December 31,
                                                                                                  1998           1999
                                                                                             pound 000      pound 000

TOTAL ASSETS

Americas                                                                                        72,270         93,381
Europe, Africa and Middle East                                                                 121,901        122,377
Asia and Far East                                                                               32,343         36,549
Trading balances due from other ITS group companies                                           (82,259)       (89,192)
                                                                                             -------------------------
TOTAL CONTINUING OPERATIONS                                                                    144,255        163,115
Total discontinued operations                                                                   19,540         15,446
                                                                                             -------------------------
TOTAL                                                                                          163,795        178,561
                                                                                             =========================


TOTAL ASSETS IN SIGNIFICANT COUNTRIES

United States                                                                                  62,121          72,499
United Kingdom                                                                                 51,834          45,592
Others (each under 10% of total)                                                              112,559         134,216
Trading balances due from other ITS group companies                                          (82,259)        (89,192)
                                                                                             -------------------------
TOTAL CONTINUING OPERATIONS                                                                   144,255         163,115
Total discontinued operations                                                                  19,540          15,446
                                                                                             -------------------------
TOTAL                                                                                         163,795         178,561
                                                                                             =========================


PROPERTY, PLANT AND EQUIPMENT

Americas                                                                                       18,754           24,474
Europe, Africa and Middle East                                                                 16,725           17,592
Asia and Far East                                                                               7,112            9,450
                                                                                             -------------------------
TOTAL CONTINUING OPERATIONS                                                                    42,591           51,516
Total discontinued operations                                                                   3,360            2,230
                                                                                             -------------------------
TOTAL                                                                                          45,951           53,746
                                                                                             =========================


PROPERTY, PLANT AND EQUIPMENT IN SIGNIFICANT COUNTRIES

United States                                                                                  16,534          21,217
United Kingdom                                                                                  4,260           4,889
Sweden                                                                                          5,766           5,494
Others (each under 10% of total)                                                               16,031          19,916
                                                                                             -------------------------
TOTAL CONTINUING OPERATIONS                                                                    42,591          51,516
Total discontinued operations                                                                   3,360           2,230
                                                                                             -------------------------
TOTAL                                                                                          45,951          53,746
                                                                                             =========================

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.       SEGMENT INFORMATION (continued)

                                                                          Year ended       Year ended   Year ended
                                                                        December 31,     December 31, December 31,
                                                                                1997             1998         1999
                                                                           pound 000        pound 000    pound 000

REVENUES BY GEOGRAPHIC ORIGIN

Americas                                                                     130,001          137,000      143,302
Europe, Africa and Middle East                                               105,562          126,473      117,723
Asia and Far East                                                             67,650           74,293       90,179
                                                                        -------------------------------------------
TOTAL CONTINUING OPERATIONS                                                  303,213          337,766      351,204
Total discontinued operations                                                 40,770           22,047       11,264
                                                                        -------------------------------------------
TOTAL                                                                        343,983          359,813      362,468
                                                                        ===========================================


REVENUES FROM SIGNIFICANT COUNTRIES OF ORIGIN

United States                                                                107,085          114,157      119,139
United Kingdom                                                                47,031           65,229       51,589
Hong Kong                                                                     32,456           39,002       44,347
Others (each under 10% of total)                                             116,641          119,378      136,129
                                                                        -------------------------------------------
TOTAL CONTINUING OPERATIONS                                                  303,213          337,766      351,204
Total discontinued operations                                                 40,770           22,047       11,264
                                                                        -------------------------------------------
TOTAL                                                                        343,983          359,813      362,468
                                                                        ===========================================



OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL ITEMS

Americas                                                                      12,737           12,000       10,132
Europe, Africa and Middle East                                                 7,793           11,493        9,828
Asia and Far East                                                             16,809           21,374       28,016
                                                                        -------------------------------------------
TOTAL CONTINUING OPERATIONS                                                   37,339           44,867       47,976
Total discontinued operations                                                  3,162          (2,629)      (2,071)
                                                                        -------------------------------------------
TOTAL                                                                         40,501           42,238       45,905
                                                                        ===========================================


OPERATING INCOME/(LOSS) BEFORE EXCEPTIONAL ITEMS FROM
SIGNIFICANT COUNTRIES

United States                                                                 11,482            9,318       8,871
Hong Kong                                                                      8,687           10,687      14,019
United Kingdom                                                                1,287             3,492       (610)
Others (each under 10% of total)                                              15,883           21,370      25,696
                                                                        -------------------------------------------
TOTAL CONTINUING OPERATIONS                                                   37,339           44,867      47,976
Total discontinued operations                                                  3,162          (2,629)     (2,071)
                                                                        -------------------------------------------
TOTAL                                                                         40,501           42,238      45,905
                                                                        ===========================================

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.       SEGMENT INFORMATION (continued)

                                                                          Year ended       Year ended      Year ended
                                                                        December 31,     December 31,    December 31,
                                                                            31, 1997             1998            1999
                                                                           pound 000        pound 000       pound 000

REVENUES BY GEOGRAPHIC AREA OF DESTINATION

Americas                                                                     136,006          140,842         148,051
Europe, Africa and Middle East                                                99,552          120,683         111,945
Asia and Far East                                                             67,655           76,241          91,208
                                                                        ----------------------------------------------
TOTAL CONTINUING OPERATIONS                                                  303,213          337,766         351,204
Total discontinued operations                                                 40,770           22,047          11,264
                                                                        ----------------------------------------------
TOTAL                                                                        343,983          359,813         362,468
                                                                        ==============================================


REVENUES FROM SIGNIFICANT DESTINATION COUNTRIES

United States                                                                107,085          111,309         117,133
Hong Kong                                                                     32,456           38,130          43,616
Others (each under 10% of total)                                             163,672          188,327         190,455
                                                                        ----------------------------------------------
TOTAL CONTINUING OPERATIONS                                                  303,213          337,766         351,204
Total discontinued operations                                                 40,770           22,047          11,264
                                                                        ----------------------------------------------
TOTAL                                                                        343,983          359,813         362,468
                                                                        ==============================================


4.       OPERATING COSTS AND GROSS PROFITS

                                                                         Year ended      Year ended       Year ended
                                                                       December 31,    December 31,     December 31,
                                                                               1997            1998             1999
                                                                          pound 000       pound 000        pound 000


Cost of sales                                                               268,177         292,059          291,962
Net operating expenses                                                       39,250          44,698           19,440
                                                                       ----------------------------------------------
TOTAL OPERATING COSTS                                                       307,427         336,757          311,402
                                                                       ==============================================
GROSS PROFIT                                                                 75,806          67,754           70,506
                                                                       ==============================================


Gross profit is total revenues less cost of sales. Net operating expenses comprise administrative costs in respect of operations throughout each year and exceptional items charged against operating income as follows:
Administrative costs before exceptional items                                35,383         25,503            24,887
Exceptional items (note 5)                                                    3,867         19,195           (5,447)
                                                                     ------------------------------------------------
TOTAL ADMINISTRATIVE COSTS                                                   39,250         44,698            19,440
                                                                     ================================================


Administrative costs comprise expenses incurred at the head office and divisional regional offices. All other expenses incurred at other trading locations are included in cost of sales.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.       EXCEPTIONAL ITEMS

                                                                          Year ended       Year ended      Year ended
                                                                        December 31,     December 31,    December 31,
                                                                                1997             1998            1999
                                                                           pound 000        pound 000       pound 000

EXCEPTIONAL (CHARGES)/CREDITS TO OPERATING INCOME:
Continuing operations:
Foreign Trade Standards

     Nigeria                                                                 (3,867)         (12,267)          11,262
     Restructuring                                                                 -                -         (2,568)
                                                                        ----------------------------------------------
                                                                             (3,867)         (12,267)           8,694
Caleb Brett                                                                        -          (1,784)           1,850
                                                                        ----------------------------------------------
TOTAL CONTINUING OPERATIONS                                                  (3,867)         (14,051)          10,544
     Bondar Clegg                                                                  -                -         (2,222)
     Environmental                                                                 -          (5,144)         (2,875)
                                                                        ----------------------------------------------
Discontinued operations                                                            -          (5,144)         (5,097)
                                                                        ----------------------------------------------
TOTAL OPERATING EXCEPTIONAL (CHARGES)/CREDITS                                (3,867)         (19,195)           5,447
                                                                        ==============================================
NON-OPERATING EXCEPTIONAL ITEMS:

ETL SEMKO - gain on disposals                                                      -                -           2,452
                                                                        ----------------------------------------------
TOTAL CONTINUING OPERATIONS                                                        -                -           2,452
Discontinued operation - loss on closure                                           -          (1,395)               -
                                                                        ----------------------------------------------
TOTAL NON-OPERATING EXCEPTIONAL ITEMS                                              -          (1,395)           2,452
                                                                        ==============================================

Due to the irregular nature of payments received from the Nigerian Government for pre-shipment inspection work carried out by FTS, in 1997, ITS adopted a policy of making full provision against invoices issued to this client and only reversing the provision when cash is received. The tax effect of the exceptional credit to income is nil (1998: pound 1.9 million and 1997: pound 1.2 million).

The exceptional charge to operating income of pound 2.6 million in respect of FTS is a result of restructuring this division following the termination of the old inspection programmes in Nigeria. The tax effect of this exceptional charge to income is pound 0.1 million.

The Caleb Brett division also provided testing services to the Nigerian Government and the policy of making full provision against invoices issued to this client and only reversing the provision when cash is received has also been adopted. The tax effect of the exceptional credit to income is nil (1998: nil).

The exceptional charge to operating income of pound 2.2 million for Bondar Clegg relates to restructuring costs in this division. The tax effect of this exceptional charge is nil.

The exceptional charge to operating income of pound 2.9 million (1998: pound 5.1 million) for the Environmental division relates primarily to legal and reprocessing costs relating to the ongoing investigation by the Environmental Protection Agency (See note 27). The tax effect of this exceptional charge is nil (1998: nil).

ETL SEMKO disposed of a non-core activity in the U.S., which generated an exceptional credit of pound 2.2 million. This credit was after deducting attributable goodwill of pound 1.1 million from the disposal proceeds of pound
3.3 million. The tax effect of this exceptional credit is nil. ETL SEMKO sold 51% of its Quality Management business in Sweden for pound 0.2 million. This generated an exceptional credit of pound 0.2 million. The tax effect of this exceptional credit is pound 0.1 million. ETL SEMKO sold 20% of its stake in a testing and certification facility in the U.K. for pound 0.2 million. This generated an exceptional credit of pound 0.1 million. The tax effect of this exceptional credit is nil.

The non-operating exceptional charge of pound 1.4 million for the Environmental division in 1998 relates to the loss on disposal of the Environmental operations in the U.S and the U.K and closure costs. There was no related tax impact.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.       OPERATING INCOME

                                                                          Year ended       Year ended      Year ended
                                                                        December 31,     December 31,    December 31,
                                                                                1997             1998            1999
                                                                           pound 000        pound 000       pound 000

OPERATING INCOME IS STATED AFTER CHARGING:

Depreciation of tangible assets                                                 12,134          11,153         11,409
Amortisation of intangible goodwill                                                  -             377            866
Directors' emoluments                                                              574             779            768
Staff costs                                                                    143,678         155,061        168,140
Leasing and hire charges                                                        14,431          15,856         17,483
Auditors' remuneration:

  Group    - as auditors                                                           392             533            565

  Group    - other services                                                        243             120            255
  Company  - as auditors                                                             1               1              3



7.       NET INTEREST EXPENSE

                                                                          Year ended       Year ended      Year ended
                                                                        December 31,     December 31,    December 31,
                                                                                1997             1998            1999
                                                                           pound 000        pound 000       pound 000

INTEREST EXPENSE AND OTHER CHARGES

Senior Subordinated Notes                                                       12,719          12,393         12,815
Parent Subordinated PIK Debentures                                               6,469           7,232          8,353
Senior Term Loan A                                                               6,453           6,681          5,504
Senior Term Loan B                                                               3,158           3,108          2,985
Senior Revolver                                                                      -             576            439
Other borrowings                                                                   206             793            819
Amortisation of debt issuance costs                                              2,238           1,919          2,012
                                                                          --------------------------------------------
INTEREST EXPENSE                                                                31,243          32,702         32,927

INTEREST INCOME:

On bank balances                                                               (1,491)           (847)          (722)
                                                                          --------------------------------------------
                                                                                29,752          31,855         32,205
                                                                          ============================================

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.       TAXATION

                                                                           Year ended       Year ended      Year ended
                                                                         December 31,     December 31,    December 31,
                                                                                 1997             1998            1999
                                                                            pound 000        pound 000       pound 000

U.K. Corporation tax on profit on

   ordinary activities                                                             268             477            462
Double taxation relief                                                           (268)           (429)          (448)
                                                                          --------------------------------------------
                                                                                     -              48             14
Overseas taxes                                                                   5,433           8,140          7,181
Transfer (from)/to deferred taxation                                           (1,108)         (1,062)          1,769
Adjustments to prior year liabilities                                              537               -            224
                                                                          --------------------------------------------
                                                                                 4,862           7,126          9,188
Associated companies                                                                14              30            226
                                                                          --------------------------------------------
                                                                                 4,876           7,156          9,414
                                                                          ============================================

The following table sets out the reconciliation of the notional tax charge at U.K. standard rate to the actual tax charge.

Income/(loss) before taxation                                                    6,882        (10,207)         21,599
                                                                          --------------------------------------------
Notional tax charge at U.K. standard

   rate 30.25% (1998: 31.0% and 1997: 31.5%)                                     2,168         (3,164)          6,534
Differences in overseas tax rates                                                  112         (1,778)        (1,424)
U.K. tax on dividends, less FTC's                                                  318             385            728
Permanent differences - disallowables                                              713           1,241            280
Permanent differences - untaxed income                                            (39)           (889)          (498)
Unprovided deferred tax                                                            808          10,332          4,531
Other                                                                              796           1,029          (737)
                                                                          --------------------------------------------
                                                                                 4,876           7,156          9,414
                                                                          ============================================

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. GOODWILL

                                                                                                           Total
                                                                                                       pound 000

COST

At December 31, 1997                                                                                           -
Additions                                                                                                 13,655
Exchange adjustments                                                                                       (208)
                                                                                                        ---------
At December 31, 1998                                                                                      13,447
Additions                                                                                                  4,105
Exchange adjustments                                                                                       (536)
                                                                                                        ---------
At December 31, 1999                                                                                      17,016
                                                                                                        ---------
AMORTISATION
At December 31, 1997                                                                                           -
Charged in year                                                                                              377
Exchange adjustments                                                                                         (4)
                                                                                                        ---------
At December 31, 1998                                                                                         373
Charged in year                                                                                              866
Exchange adjustments                                                                                        (37)
                                                                                                        ---------
At December 31, 1999                                                                                       1,202
                                                                                                        ---------
NET BOOK VALUE
At December 31, 1997                                                                                           -
                                                                                                        =========
At December 31, 1998                                                                                      13,074
                                                                                                        =========
AT DECEMBER 31, 1999                                                                                      15,814
                                                                                                        =========

Purchased goodwill is amortised to nil in equal instalments over the directors estimate of its useful life, generally not exceeding 20 years.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.      PROPERTY, PLANT AND EQUIPMENT

                                                                     Land and         Plant and              Total
                                                                    buildings        machinery
                                                                    pound 000        pound 000           pound 000

COST

At December 31, 1997                                                    9,969            48,374             58,343
                                                                      -----------------------------------------------

Exchange adjustments                                                    (222)           (1,354)            (1,576)
Acquisitions                                                              722             2,479              3,201
Additions                                                                  98            13,928             14,026
Transfers                                                               (953)               654              (299)
Disposals                                                                (79)           (6,286)            (6,365)
                                                                      -----------------------------------------------
At December 31, 1998                                                    9,535            57,795             67,330

Exchange adjustments                                                    (174)             2,146              1,972
Acquisitions                                                                -             1,375              1,375
Additions                                                                   -            17,746             17,746
Transfers                                                                (28)             (283)              (311)
Disposals                                                                   -           (4,894)            (4,894)
                                                                      -----------------------------------------------
At December 31, 1999                                                    9,333            73,885             83,218
                                                                      -----------------------------------------------

ACCUMULATED DEPRECIATION

At December 31, 1997                                                    (429)          (13,454)           (13,883)
                                                                      -----------------------------------------------

Exchange adjustments                                                       14               683                697
Charged for the year                                                    (264)          (10,889)           (11,153)
Acquisitions                                                                -           (1,514)            (1,514)
Transfers                                                                  86              (69)                 17
Disposals                                                                   -             4,457              4,457
                                                                      -----------------------------------------------
At December 31, 1998                                                    (593)          (20,786)           (21,379)

Exchange adjustments                                                        1           (1,432)            (1,431)
Charged for the year                                                    (273)          (11,136)           (11,409)
Transfers                                                                   -               165                165
Disposals                                                                   -             4,582              4,582
                                                                      -----------------------------------------------
At December 31, 1999                                                    (865)          (28,607)           (29,472)
                                                                      -----------------------------------------------

NET BOOK VALUE

At December 31, 1997                                                    9,540            34,920             44,460
                                                                      ===============================================

At December 31, 1998                                                    8,942            37,009             45,951
                                                                      ===============================================

AT DECEMBER 31, 1999                                                    8,468            45,278             53,746
                                                                      ===============================================

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.      INVESTMENTS

Investments consist of investments in associated undertakings and comprise the following:

                                                                                                            Total
                                                                                                        pound 000

AT DECEMBER  31, 1997                                                                                         184
Exchange adjustment                                                                                          (71)
Transfer from minority interests                                                                              215
Dividends received                                                                                           (84)
Retained loss for the year                                                                                   (13)
                                                                                                            -------
AT DECEMBER  31, 1998                                                                                         231

Exchange adjustment                                                                                          (60)
Transfer from minority interests                                                                              696
Dividends received                                                                                          (412)
Retained profit for the year                                                                                   48
                                                                                                            =======
AT DECEMBER  31, 1999                                                                                         503
                                                                                                            =======



12.      TRADE RECEIVABLES

Trade receivables are shown net of the following allowances for doubtful receivables:

                                  Balance at      Exchange   Receivables           New   Receivables    Balance at
                                   beginning   adjustments     recovered    provisions   written off        end of
                                   of period                                                                period
                                   pound 000     pound 000     pound 000     pound 000     pound 000     pound 000
YEAR ENDED DECEMBER 31, 1998
Nigerian Government                   11,688         (236)       (7,945)        21,996           -          25,503
Other                                  2,821          (47)         (605)         3,408         (986)         4,591
                                -----------------------------------------------------------------------------------
Total                                 14,509         (283)       (8,550)        25,404         (986)        30,094
                                -----------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1999
Nigerian Government                   25,503         1,027      (21,627)         8,515           -          13,418
Other                                  4,591            43       (1,495)         3,759       (1,573)         5,325
                                -----------------------------------------------------------------------------------
Total                                 30,094         1,070      (23,122)        12,274       (1,573)        18,743
                                -----------------------------------------------------------------------------------


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.      OTHER CURRENT ASSETS

                                                                                     December 31,    December 31,
                                                                                             1998            1999
                                                                                        pound 000       pound 000

  Assets held for resale                                                                      294             194
  Other receivables                                                                         7,005           6,790
  Prepayments and accrued income                                                            7,942           8,647
                                                                                      -------------------------------
                                                                                           15,241          15,631
                                                                                      ===============================

Within other receivables is pound 2.3 million due in more than one year (1998: pound 1.4 million).

14.      INVENTORIES

                                                                                     December 31,    December 31,
                                                                                             1998            1999
                                                                                        pound 000       pound 000

Raw materials                                                                               1,966           1,386
Work in progress                                                                              951             389
Finished goods                                                                                745             839
                                                                                      -------------------------------
                                                                                            3,662           2,614
                                                                                      ===============================

15.      BORROWINGS

                                                                                     December 31,    December 31,
                                                                                             1998            1999
                                                                                        pound 000       pound 000

DUE IN LESS THAN ONE YEAR:

Senior Term Loan A                                                                          4,821           4,726
Senior Revolver                                                                            16,333          10,360
Other borrowings                                                                            1,055             343
                                                                                      -------------------------------
                                                                                           22,209          15,429
                                                                                      ===============================
DUE IN MORE THAN ONE YEAR:

Senior Subordinated Notes                                                                 116,257         120,921
Senior Term Loan A                                                                         65,302          54,728
Senior Term Loan B                                                                         34,053          33,723
Parent Subordinated PIK Debentures                                                         57,568          68,609
Other borrowings                                                                              384             255
                                                                                      -------------------------------
                                                                                          273,564         278,236
                                                                                      ===============================

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.   BORROWINGS (continued)

MATURITY OF BORROWINGS:

                               Senior      Senior       Senior       Senior        Parent        Other        Total
                         Subordinated       Term         Term      Revolver  Subordinated   borrowings   borrowings
                                Notes      Loan A       Loan B                        PIK
                                                                               Debentures
                            pound 000   pound 000    pound 000    pound 000     pound 000    pound 000    pound 000

Due in less than one year           -       5,579            -       10,360             -          343       16,282
Due in one to two years             -      26,384            -            -             -          102       26,486
Due in 2 and 5 years                -      29,672       34,848            -             -          144       64,664
Due in over 5 years           126,087           -            -            -        70,147            9      196,243
                           ------------------------------------------------------------------------------------------
                              126,087      61,635       34,848       10,360        70,147          598      303,675
Debt issuance costs           (5,166)     (2,181)      (1,125)            -       (1,538)            -     (10,010)
                           ------------------------------------------------------------------------------------------
                              120,921      59,454       33,723       10,360        68,609          598      293,665
                           ========================================================================================


DESCRIPTION OF BORROWINGS

(a)       Senior Subordinated Notes

In November 1996, the Company issued US $203.0 million principal amount of Senior Subordinated Notes (the "Notes"). The cash consideration received at the date of issue was pound 123,547,000. The Notes mature at par on November 1, 2006. Interest on the Notes accrues at the rate of 10.25% per annum and is payable semi annually in cash on each May 1 and November 1. The Notes are redeemable, in whole, or in part, at the Company's option at any time on or after November 1, 2001 at the redemption price of 105.125% of the principal amount, during the year commencing November 1, 2001, 103.417% of the principal amount, during the year commencing November 1, 2002, 101.708% of the principal amount during the year commencing November 1, 2003 and, thereafter, at 100% of the principal amount plus accrued and unpaid interest.

 (b)     Senior Term Loans

In November 1996, the Company entered into a credit agreement (the "Credit Agreement") comprising a pound 125.0 million Term Loan Facility (the "Term Loan Facility"), split into a pound 85.0 million multicurrency Term A Facility (the "Term A Facility") and a pound 40.0 million multicurrency Term B Facility (the "Term B Facility"), and a $48.8 million multicurrency Revolving Credit Facility. The Term A Facility amortises over seven years with the final repayment on 15 December 2003 and the Term B Facility is repayable in two equal instalments in June and December 2004. The commitments under the Revolving Credit Facility terminate on December 15, 2003.

Borrowings under the Credit Agreement are secured on substantially all the tangible and intangible assets of the Company.

Term A Loans and advances under the Revolving Credit Facility initially bear interest at a rate equal to LIBOR (as adjusted) plus 2.00%. The margin over LIBOR may be reduced, initially to 1.75%, following satisfaction of certain financial performance tests.

Term B Loans bear interest at a rate equal to LIBOR (as adjusted) plus 2.75%. Overdue amounts on the Term A Loans, the Term B Loans and the Revolving Credit Facility will bear interest at the applicable interest rate plus 1.00% per annum (see note 30).

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.      BORROWINGS (continued)

DESCRIPTION OF BORROWINGS (continued)

 (c)     Parent Subordinated PIK Debentures

In November 1996, the Company issued pound 50.0 million of units (the "Units") consisting of 12.0% Subordinated Debentures due November 1, 2007 (the "Parent Subordinated PIK Debentures") and warrants to purchase 14.2% of the fully diluted share capital of the Company ("Warrants") pursuant to a securities purchase agreement (the "Securities Purchase Agreement"). The Warrants will be exercisable only upon sale in connection with the acquisition by a person (other than a person who has funds managed by Charterhouse or any other member of Charterhouse's wholly-owned group) of more that 50% of the Ordinary Shares of the Parent (calculated excluding the Ordinary Shares underlying the Warrant) or the unconditional granting of permission for any of the Ordinary Shares of the Parent to be dealt on any recognised investment exchange.

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

The Parent Subordinated PIK Debentures are unsecured liabilities of the Company.

16.      ACCOUNTS PAYABLE, ACCRUED LIABILITIES AND DEFERRED INCOME

                                                                                      December 31,      December 31,
                                                                                              1998              1999
                                                                                         pound 000         pound 000

Trade accounts payable                                                                       20,257           24,217
Other taxation and social security                                                            4,565            4,289
Other creditors                                                                               7,309            4,546
Accruals and deferred income                                                                 38,821           36,425
                                                                                      -------------------------------
                                                                                             70,952           69,477
                                                                                      ===============================

Within accruals and deferred income is pound 0.1 million due in more than one year (1998: pound 0.2 million).

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.      PROVISIONS FOR LIABILITIES AND CHARGES

                                         Deferred       Pension   Fair value  Restructuring      Other
                                              tax      benefits                 and other                    Total
                                        pound 000     pound 000    pound 000    pound 000    pound 000   pound 000

AT DECEMBER 31, 1997                            -           557        1,838            -        4,700       7,095

Exchange adjustments                            -            10         (17)            -          (5)        (12)
Charged during the year                         -         1,638            -        6,539        1,605       9,782
Released during the year                        -         (405)      (1,821)            -      (1,576)     (3,802)
Utilised during the year                        -       (1,283)            -      (2,555)        (707)     (4,545)
                                      -----------------------------------------------------------------------------
AT DECEMBER 31, 1998                            -           517            -        3,984        4,017       8,518

Exchange adjustments                            4            14            -            7          125         150
Transfer from current assets              (1,348)             -            -            -            -     (1,348)
Charged during the year                     1,769         1,780            -        7,665        1,108      12,322
Released during the year                        -         (215)            -            -        (744)       (959)
Utilised during the year                        -       (1,680)            -      (9,205)      (1,009)    (11,894)
                                      ------------------------------------------------------------------------------
AT DECEMBER 31, 1999                          425           416            -        2,451        3,497       6,789
                                      ==============================================================================


Restructuring and other at December 31, 1999 includes closure costs for Environmental of pound 1.5 million (1998: pound 4.0 million). Other provisions at December 31, 1999 include an amount for claims of pound 2.4 million (1998: pound 2.7 million) and pound 1.1 million in respect of retirement benefits (1998: pound 1.3 million).

18.      DEFERRED TAXATION

                                                                                     December 31,      December 31,
                                                                                             1998              1999
                                                                                        pound 000         pound 000
Total potential deferred taxation:

Accelerated capital allowances                                                               (93)           (1,248)
Losses carried forward                                                                    (7,782)          (11,405)
Other timing differences                                                                  (9,370)           (8,403)
                                                                                      ------------------------------
                                                                                         (17,245)          (21,056)
                                                                                      ==============================

                                                                                      ------------------------------
(Asset)/liability recorded                                                                (1,348)               425
                                                                                      ------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.      SHARE CAPITAL

                                                                                       December 31,   December 31,
                                                                                               1998           1999
                                                                                          pound 000      pound 000

(A)   AUTHORISED SHARE CAPITAL EQUITY:
Ordinary `A' shares of 1p each                                                                  284            692
Ordinary `B' shares of 1p each                                                                   52            116
Ordinary `C' shares of 1p each                                                                   13             30
Ordinary `D' shares of 1p each                                                                   58             71

Non equity:  Zero coupon redeemable preference shares of pound  1 each                        86,657        105,478
                                                                                       ----------------------------
                                                                                             87,064        106,387
                                                                                       ============================
(B) ISSUED SHARE CAPITAL EQUITY:
Ordinary `A' shares of 1p each                                                                  284            692
Ordinary `B' shares of 1p each                                                                   52            116
Ordinary `C' shares of 1p each                                                                    -              -
Ordinary `D' shares of 1p each                                                                    -              -

Non equity:  Zero coupon redeemable preference shares of pound  1 each                        86,657        105,478
                                                                                       ----------------------------
                                                                                             86,993        106,286
                                                                                       ============================

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

RIGHTS ISSUE

During the year, the Company issued 40,737,373 Ordinary `A' shares and 6,384,621 Ordinary `B' shares for pound 0.016 each and 18,821,951 Preference shares for pound 1.00. This share issue was to complete an equity offer in April 1999 which raised pound 20.0 million. The cash raised during this offer was used to fund acquisitions and working capital.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.   SHARE CAPITAL (continued)

                                                                                    December 31,    December 31,
                                                                                            1998            1999
                                                                                       pound 000       pound 000
(c) Premium in excess of par value -

     Ordinary `A' shares of 1p each                                                        2,552           3,087
     Ordinary `B' shares of 1p each                                                          466             548
                                                                                    -----------------------------
                                                                                           3,018           3,635
                                                                                    =============================



(d) Shares to be issued                                                                  2,793           2,793
                                                                                    =============================


During the period ended December 31, 1996 the Company issued warrants to subscribe for ordinary `D' shares of 1p each. The shareholder warrants can only be exercised on November 1, 2007 unless certain events occur beforehand. The shareholder warrants, if exercised in full, would represent 7.83% of the fully diluted share capital of the Company. In accordance with FRS 4, the net proceeds of issue of these warrants (pound 2.8 million) have been included within shareholders' deficit as shares to be issued.

20.      SHARE OPTION SCHEME

The Company established a share option scheme for senior management on March 1, 1997. The board of directors has allocated options to purchase a maximum of 2,951,417 Ordinary `C' shares under the scheme. 188,894 (1998: 90,029) options were granted and 170,187 (1998: 106,641) were forfeited during the year. The options may not be exercised before the later of (i) three years from the grant date and (ii) the sale of the entire issued share capital of the Company to a single person or the admission to listing on a securities market of the shares of the Company. The options may not be exercised after seven years from grant date. The board of directors of the Company has set the exercise price at pound
0.10 per share, being the director's estimate of the fair value of the underlying shares at the grant date. Accordingly, no compensation cost has been recorded in the accompanying consolidated statement of income.


                                                          Exercise
                                                             price
                                             Number        (pound)                Exercisable between
                                         ----------------------------------------------------------------------------

The outstanding options are
exercisable as follows:
                                          2,132,562           0.10         March 1, 2000                March 1, 2004
                                             11,806           0.10     September 1, 2000            September 1, 2004
                                            353,567           0.10     December 31, 2000            December 31, 2004
                                             35,418           0.10          June 1, 2001                 June 1, 2005
                                            112,153           0.10     December 31, 2001            December 31, 2005
                                            100,351           0.10          June 1, 2002                 June 1, 2006
                                             88,543           0.10     December 31, 2002            December 31, 2006
                                         -----------
                                          2,834,400
                                         ===========

No options are exercisable at December 31, 1999 and the weighted average remaining contractual life is 4.5 (1998: 5.0) years.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.      RETAINED DEFICIT

                                                                       Year ended       Year ended       Year ended
                                                                     December 31,     December 31,     December 31,
                                                                             1997             1998             1999
                                                                        pound 000        pound 000        pound 000

AT BEGINNING OF YEAR                                                    (286,664)        (294,549)        (314,212)
Exchange adjustments                                                      (7,611)              928         (10,985)
Net (loss)/income                                                         (1,598)         (20,591)            8,996
Goodwill adjustments                                                        1,324                -            1,028
                                                                     -----------------------------------------------
AT END OF YEAR                                                          (294,549)        (314,212)        (315,173)
                                                                     ===============================================

Included in retained deficit is pound 277.4 million relating to goodwill (1998: pound 270.6 million and 1997: pound 275.0 million). This comprises goodwill of pound 276.5 written off to reserves in relation to the acquisition of subsidiaries prior to December 1997 (1998: pound 271.0 million and 1997: pound
275.0 million) and pound 0.9 million amortised goodwill in relation to acquisitions from January 1, 1998 (1998: pound 0.4 million).

22.   RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' DEFICIT

                                                                       Year ended       Year ended       Year ended
                                                                     December 31,     December 31,     December 31,
                                                                             1997             1998             1999
                                                                        pound 000        pound 000        pound 000
TOTAL RECOGNISED GAINS AND LOSSES FOR THE PERIOD                         (9,209)          (19,663)          (1,989)
Issue of  ordinary share capital                                               -               179            1,089
Issue of redeemable preference shares                                          -             4,842           18,821
Goodwill adjustments                                                       1,324                 -            1,028
                                                                     -----------------------------------------------
                                                                         (7,885)          (14,642)           18,949
Opening shareholders' deficit                                          (198,881)         (206,766)        (221,408)
                                                                     -----------------------------------------------
Closing shareholders' deficit                                          (206,766)         (221,408)        (202,459)
                                                                     ===============================================



                                                                                      December 31,     December 31,
                                                                                              1998             1999
                                                                                         pound 000        pound 000
ANALYSIS OF CLOSING SHAREHOLDERS' DEFICIT
Equity interests                                                                         (308,065)        (307,937)
Non-equity interests                                                                        86,657          105,478
                                                                                     -------------------------------
                                                                                         (221,408)        (202,459)
                                                                                     ===============================

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.   RECONCILIATION OF OPERATING INCOME TO OPERATING CASH FLOWS

                                                                       Year ended       Year ended      Year ended
                                                                     December 31,     December 31,    December 31,
                                                                             1997             1998            1999
                                                                        pound 000        pound 000       pound 000

Operating income                                                           36,634           23,043          51,352
Depreciation charge                                                        12,134           11,153          11,409
Goodwill amortisation                                                           -              377             866
Loss on sale of fixed assets                                                1,697              157             118
(Increase)/decrease in inventories                                          (725)          (1,075)           1,091
Increase in receivables and prepayments                                   (7,408)         (11,380)         (3,902)
Increase/(decrease) in payables                                             6,918            5,720         (6,846)
Cash payments from exporters                                                    -                -           5,018
Discontinued operating exceptional provisions - Environmental                   -            5,144           2,875
Decrease in other provisions                                              (3,526)            (728)         (2,319)
                                                                  -------------------------------------------------
                                                                           45,724           32,411          59,662
Equity (income)/loss of associates                                           (78)               13           (286)
Less dividends received from associates                                         -               21             412
                                                                  -------------------------------------------------
TOTAL OPERATING CASH INFLOW                                                45,646           32,445          59,788
                                                                  =================================================


24.      ANALYSIS OF CASH FLOWS

                                                                      Year ended       Year ended       Year ended
                                                                    December 31,     December 31,     December 31,
                                                                            1997             1998             1999
                                                                       pound 000        pound 000        pound 000
RETURNS ON INVESTMENT AND SERVICING OF FINANCE
Net interest paid                                                       (20,176)         (22,631)         (21,790)
Dividends paid to minorities                                             (1,713)          (2,439)          (2,111)
                                                                ---------------------------------------------------
                                                                        (21,889)         (25,070)         (23,901)
                                                                ---------------------------------------------------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of property, plant and equipment                               (13,732)         (14,026)         (17,746)
Sale of property, plant and equipment                                        737               67              206
                                                                ---------------------------------------------------
                                                                        (12,995)         (13,959)         (17,540)
                                                                ---------------------------------------------------
ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings                                            -         (10,734)          (8,303)
Acquisition provision payments                                           (9,392)            (600)            (187)
Sale of subsidiary undertakings                                                -            (341)            3,480
                                                                ---------------------------------------------------
                                                                         (9,392)         (11,675)          (5,010)
                                                                ---------------------------------------------------
FINANCING
Issue of ordinary shares                                                       -              179            1,089
Issue of redeemable preference shares                                          -            4,842           18,821
Issue/(repayment) of short term debt                                           -           16,440          (5,956)
Repayment of other loans                                                 (2,378)          (5,472)         (16,067)
Cash subscribed by minorities                                                430               25              545
                                                                ---------------------------------------------------
                                                                         (1,948)           16,014          (1,568)
                                                                ---------------------------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.   ANALYSIS OF CASH FLOWS (continued)

During 1999, the Company purchased four businesses in its ETL SEMKO division. The provisional analysis of net assets acquired and the fair value to the Company is set out below. The resulting provisional goodwill of pound 4.1 million has been capitalised and is being amortised over 20 years.

                                                                           Book value    Other fair         Total
                                                                                              value
                                                                                        adjustments
                                                                            pound 000     pound 000     pound 000

Trade receivables                                                                 449          (20)           429
Property, plant and equipment                                                   1,352            42         1,394
Accounts payable                                                                (406)             -         (406)
                                                                        ------------------------------------------
                                                                                1,395            22         1,417
                                                                        ------------------------------------------
Minority interests                                                                                              -
                                                                                                    --------------
Provisional fair value of net assets acquired:                                                              1,417
                                                                                                    ==============

FAIR VALUE OF CONSIDERATION:
Initial cash consideration (including fees of pound  0.2 million)                                           5,160
Deferred consideration payable                                                                                435
Cash acquired                                                                                                (74)
                                                                                                    --------------
                                                                                                            5,521
Less fair value of net assets acquired                                                                    (1,417)
                                                                                                    --------------
Provisional goodwill arising on acquisition                                                                 4,104
                                                                                                    --------------


In July 1999, ETL SEMKO bought the electrotechnical safety and electro magnetic compatibility testing business of ERA Technology Ltd in the U.K. for approximately pound 2.0 million resulting in goodwill of pound 1.6 million. In November 1999, ITS NA Inc purchased the business of an American company, Integral Sciences Inc., for approximately pound 2.3 million resulting in goodwill of pound 1.5 million.

NET CASH OUTFLOW ON PURCHASE OF SUBSIDIARIES AND ASSOCIATES

                                                                        Year ended       Year ended        Year ended
                                                                      December 31,     December 31,      December 31,
                                                                              1997             1998              1999
                                                                         pound 000        pound 000         pound 000
Fair value of consideration                                                      -           14,918             5,572
Net deferred consideration paid on prior year acquisitions                       -                -             2,986
Net deferred consideration payable                                               -          (3,490)             (435)
Cash and cash equivalents acquired                                               -             (32)              (74)
Loans acquired                                                                   -            (661)                 -
Fees payable                                                                     -              599               441
                                                                       -----------------------------------------------
NET CASH OUTFLOW IN RESPECT OF ACQUISITIONS MADE DURING THE PERIOD
 AND PRIOR PERIOD ADJUSTMENTS                                                    -           11,334             8,490
                                                                       -----------------------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.   ANALYSIS OF NET DEBT

                          At December   Cash flow Acquisitions  Debt issued        Other     Exchange  At  December
                             31, 1998                      and   in lieu of     non-cash  adjustments      31, 1999
                                                     disposals     interest      changes
                                                                    payment
                            pound 000   pound 000    pound 000    pound 000    pound 000    pound 000     pound 000

NET CASH
Cash in hand and at bank       16,772       4,913      (1,601)            -            -           66       20,150
                          ------------------------------------------------------------------------------------------
DEBT
Debt due within one year     (22,209)      22,023            -            -     (15,232)         (11)      (15,429)
Debt due after one year     (273,564)           -            -      (8,187)       13,220      (9,705)     (278,236)
                          ------------------------------------------------------------------------------------------
                            (295,773)      22,023            -      (8,187)      (2,012)      (9,716)     (293,665)
                          ------------------------------------------------------------------------------------------
Total net debt              (279,001)      26,936      (1,601)      (8,187)      (2,012)      (9,650)     (273,515)
                          ==========================================================================================


26.      PENSION PLANS

The Group operates a number of pension plans throughout the world. In most locations, these are defined contribution arrangements. There are significant defined benefit plans in the U.K., U.S.A., Hong Kong and Taiwan. These are all funded plans, with assets held in separate trustee administered funds.

The total pension cost for the group was:

                                                                       Year ended      Year ended     Year ended
                                                                     December 31,    December 31,   December 31,
                                                                             1997            1998           1999
                                                                        pound 000       pound 000      pound 000
Defined contribution plans                                                  5,648           5,025          6,086
Defined benefit plans                                                       1,318           1,638          1,780
                                                                   ----------------------------------------------
                                                                            6,966           6,663          7,866
                                                                   ==============================================


The pension cost for the defined contribution plans is the contribution payable by the group during the year.

The pension cost for the defined benefit plans was assessed in accordance with the advice of qualified actuaries based on actuarial valuations conducted during the year using appropriate methods and assumptions. The projected unit method was used and the principal assumption was that, on average, annual investment returns would exceed salary increases by 1.8%.

At December 31, 1999 the aggregate market value of the main defined benefit plans was pound 26.0 million. The benefits accrued to members of the UK plan (allowing for expected future salary and pension increases) were 131% funded at the last actuarial valuation conducted at 1 April 1998. The accrued benefits in the other plans were between 70% and 102% funded, reflecting differences in local funding practice. Actual contributions to the plans were determined on the basis of separate actuarial advice and were pound 1.7 million (1998: pound 1.3 million and 1997: pound 1.1 million). A prepayment at year end of pound 0.3 million (1998: pound 0.4 million and 1997: pound 0.8 million) is included in debtors, this being the value of surplus assets in the defined benefit plans as at September 30, 1996, and the accumulated differences between the actual contributions paid and the pension cost since that date.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.      CONTINGENT LIABILITIES

                                                                                     December 31,   December 31,
                                                                                             1998           1999
                                                                                        pound 000      pound 000

Performance bonds                                                                           2,086          3,102
Other guarantees                                                                            2,551          2,988
                                                                                   ------------------------------
                                                                                            4,637          6,090
                                                                                   ==============================


The Company is a defendant in various lawsuits and has been named in a number of claims. The Company is defending these matters vigorously and investigations and discovery are in progress. The Company has been fully and partially indemnified by Inchcape plc, the previous owner of Inchcape Testing Services, in respect of specified litigation and claims outstanding at the date of the Acquisition, October 8, 1996.

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

ITS Environmental has requested inclusion in the EPA's Voluntary Disclosure Program and was advised in August 1999 that it has not been accepted in this program. ITS Environmental has requested that the EPA reconsider this decision and reconsideration has been denied.

In August 1998, ITS Environmental sold its laboratory business in Burlington, Vermont U.S.A. and St. Helens, U.K. and stopped commercial operations at the laboratory in Dallas. These actions resulted in the discontinuation of business at ITS Environmental. This sale has not relieved ITS Environmental of any liability it may face as a result of these investigations or otherwise.

Since commercial operations discontinued in August 1998, the facility has been used to reprocess the original data. ITS Environmental developed what it believed to be an effective data screening and reprocessing method. The reprocessing effort was aimed at providing clients with data of known quality. The EPA have advised ITS Environmental that the reprocessing is not acceptable to the EPA for clean up or compliance purposes. Nevertheless, ITS Environmental believes that it can establish the scientific integrity of the reprocessing work.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.      CONTINGENT LIABILITIES (continued)

ITS Environmental continues to co-operate fully with the government investigation. To date, no action has been brought against ITS Environmental by the EPA. In December 1999, two lawsuits were filed by former customers of ITS Environmental:-

(1) On December 9, 1999, a complaint was filed in federal court in Chicago, Illinois against Intertek Testing Services Environmental Laboratories, Inc. seeking declaratory judgement and damages arising from analyses performed between 1991 and 1997.

(2) On December 17, 1999, a complaint was filed in state court in Kansas City, Missouri, against Intertek Testing Services Limited seeking damages from improper testing and analysis.

Both cases are in the preliminary stages and we are unable to predict the outcome of these actions. We are unable to estimate the cost of any civil or criminal penalties arising from this investigation however, on the basis of currently available information, we consider that the outcome is unlikely to have a material adverse effect on our business and our financial position. We have notified Inchcape plc of the investigation and are pursuing possible rights of recovery against Inchcape plc under the Share Purchase Deed.

28.      OTHER COMMITMENTS

ITS had annual commitments under non-cancellable operating leases as follows:

                                                                                     December 31,   December 31,
                                                                                             1998           1999
                                                                                        pound 000      pound 000
PAYABLE IN ONE YEAR:
Expiring within one year                                                                    2,638          2,931
Expiring within two to five years inclusive                                                 7,629          7,748
Expiring in more than five years                                                            1,185          1,948
                                                                                     ----------------------------
                                                                                           11,452         12,627
                                                                                     ============================
BEING IN RESPECT OF:
Land and buildings                                                                          9,124          9,502
Other                                                                                       2,328          3,125
                                                                                     ----------------------------
                                                                                           11,452         12,627
                                                                                     ============================


29.      SUBSEQUENT EVENTS

Despite extensive restructuring in 1999, the operating results from our minerals testing division, Bondar Clegg, continued to be unsatisfactory. In a press release dated January 31, 2000, we announced our decision to close Bondar Clegg. In February 2000, we concluded the sale of our American Bondar Clegg operations and commenced the closure of the remaining operations in Africa. The gross proceeds excluding fees from this sale were pound 0.5 million and the estimated loss on disposal is approximately pound 12.0 million, including pound 7.0 million write back of goodwill previously charged to reserves. The estimated cost of closure is approximately pound 2.3 million. We expect the closure to be completed by the end of March 2000 and we will include the costs associated with the cessation of this division in our financial statements for the first quarter of 2000. As a result, the division is reported as discontinued in our financial statements in 1999 and prior year results have been restated to reflect this disclosure.

In February 2000, we sold the assets of Intertek Inc., a technical services division of FTS in the U.S. for sale proceeds of pound 1.0 million. The estimated loss on disposal is approximately pound 2.5 million, including pound
2.6 million write back of goodwill previously charged to reserves.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.      FINANCIAL INSTRUMENTS

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

The following numerical disclosures relate to the Group's financial assets and financial liabilities as defined in FRS 13: Derivatives and Other Financial Instruments. For all the numerical disclosures, short-term debtors and creditors, which arise directly from the Group operations, apart from the disclosures, have been excluded as permitted under FRS13.

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

The Company enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies. Some of the contracts involve the exchange of two foreign currencies, according to local needs in foreign subsidiaries. The term of the currency derivatives do not exceed one year.

The table below summarises by major currency the contractual amounts of the Company's forward exchange contracts in pound sterling. The "buy" amounts represent the pound sterling equivalent of commitments to purchase foreign currency, and the "sell" amounts represent the pound sterling equivalent of commitment to sell foreign currencies.

                                                           December 31, 1998                December 31, 1999
                                                             Buy              Sell              Buy              Sell
                                                       pound 000         pound 000        pound 000         pound 000
United States Dollar                                           -             4,968                -             6,837
Swiss Franc                                                    -             4,082                -             3,196
Canadian Dollar                                            1,488                 -            1,553                 -
Hong Kong Dollar                                               -                 -              395                 -
Norwegian Kroner                                           6,207                 -                -                 -
Indonesian Rupiah                                            298                 -                -                 -
Australian Dollar                                          1,546                 -                -                 -
German Deutschmark                                         1,636                 -                -                 -

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.      FINANCIAL INSTRUMENTS (continued)

The following table presents information regarding the forward exchange contract amounts in pound sterling equivalent and the estimated fair value of the Company's forward contracts with a positive fair value (assets) and a negative fair value (liabilities):

                                                         December 31, 1998                  December 31, 1999
                                                        Contract              Fair         Contract              Fair
                                                          amount             Value           amount             Value
                                                       pound 000         pound 000        pound 000         pound 000
Assets                                                    12,223               245           10,033               101
Liabilities                                                3,034              (85)              395               (3)
                                                                         ----------                         ----------
Net Assets                                                                     160                                 98
                                                                         ----------                         ----------

Interest rate risk management

The Company has a significant amount of borrowing bearing interest at variable rates. To reduce its exposure to interest rate fluctuations, the Company enters into interest rate cap and swap agreements.

The Company utilises interest rate cap agreements to limit the impact of increases in interest rates on its floating-rate debt. Interest rate cap agreements require premium payments to counterparties based upon a notional principal amount. Interest rate cap agreements entitle the Company to receive from the counterparties the amount, if any, by which the selected market interest rate exceeds the strike rate stated in the agreements. At December 31, 1999, the notional amount in pound sterling of interest rate cap agreements amounted to pound 29.6 million (1998: pound 41.8 million) with the interest rate cap set at 8% (1998: 7%). Unamortised premiums included in other current assets amount to pound 0.1 million at December 31, 1999 (1998: pound 0.1 million).

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

The following table summarises the Company's interest rate swaps at December 31, 1998 and 1999:

                                                  December 31, 1998
  -------------------------------------------------------------------------------------------------------------------
         Notional amount           Receive rate       Pay rate (fixed)               Maturity             Fair Value
                                     (floating)
               pound 000                      %                      %

                  13,690                  5.04%                  6.25%               Dec-2001                  (436)
                  21,499                  6.19%                  6.59%               Dec-1999                   (26)
                   8,054                  3.64%                  6.80%               Dec-2001                  (641)
                   5,343                  3.26%                  5.09%               Dec-2001                  (269)
                                                                                                          -----------
                                                                                                       Total (1,372)

                                                                                                          -----------


                                                  December 31, 1999
  -------------------------------------------------------------------------------------------------------------------
         Notional amount           Receive rate       Pay rate (fixed)               Maturity             Fair Value
                                     (floating)
               pound 000                      %                      %

                  14,288                  6.09%                  6.25%               Dec-2001                    113
                  22,360                  6.12%                  6.45%               Dec-2001                     60
                   7,936                  3.81%                  6.80%               Dec-2001                   (31)
                   4,795                  3.49%                  5.09%               Dec-2001                   (38)
                                                                                                           ----------
                                                                                                           Total 104
                                                                                                           ----------


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.      FINANCIAL INSTRUMENTS (continued)

Concentration of credit risk

At December 31, 1999 the Company did not consider there to be any significant concentration of credit risk. Potential concentrations of credit risk to the Company comprise principally cash and cash equivalents and trade receivables. The Company maintains cash deposits with several major banks which at times may exceed insured limits. Management periodically assesses the financial condition of the institutions and believes that any possible credit risk is minimal. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographic locations.

Fair value of financial instruments

The Company's on-balance sheet financial instruments, with the exception of borrowings, are generally short term in nature. Accordingly, the fair value of such instruments approximates their carrying value. Borrowings include fixed-rate loans for which their fair value differs from their carrying value. The fair value of fixed-rate borrowings was calculated based on discounted cash flows using the current rates offered to the Company for debt of the same maturities. The fair value of variable rate borrowings approximates carrying value because such loans reprice at market rate periodically. The fair value of long-term borrowings, including current portion, was approximately pound 285.9 million and pound 300.5 million (carrying value pound 297.0 million and pound
292.9 million) at December 31, 1999 and 1998, respectively. The fair value of off-balance sheet financial instruments are as follows:

                                                                                        Year ended        Year ended
                                                                                      December 31,      December 31,
                                                                                              1998              1999
                                                                                         pound 000         pound 000
Forward exchange contracts                                                                     160                98
Interest rate caps                                                                              14                60
Interest rate swaps                                                                        (1,372)               104

Exchange Rate Sensitivity

The table below provides information about our derivative financial instruments and other financial instruments by functional currency and presents such information in sterling equivalents. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including foreign currency forward exchange agreements and foreign currency denominated debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.   FINANCIAL INSTRUMENTS (continued)


1999                                              EXPECTED MATURITY DATE
                             ------------------------------------------------------------------
                                                                                                            FAIR
                                DEC-00     DEC-01      DEC-02     DEC-03    DEC-04  THEREAFTER    TOTAL    VALUE
                               pound m    pound m     pound m    pound m   pound m     pound m  pound m  pound m
                             ------------------------------------------------------------------------------------
LIABILITIES
Revolving advances
Floating rate (USD)                4.3          -          -          -         -          -        4.3      4.3
Average interest rate             7.8%          -          -          -         -          -
Underlying long term debt (a)
Fixed rate (USD)                     -          -          -          -         -      126.1      126.1    120.7
Average interest rate                -          -          -          -         -      10.3%
Fixed rate (USD)                     -          -          -          -         -      190.4      190.4     68.7
Average interest rate                -          -          -          -         -      12.0%
Floating rate (USD)                1.9        4.4        5.4       11.2      14.2          -       37.1     37.2
Average interest rate             8.6%       9.3%       9.4%       9.6%     10.0%          -
Floating rate (SEK)                0.5        1.0        1.2        2.5      15.8          -       21.0     21.0
Average interest rate             7.0%       8.5%       8.9%       9.1%      9.2%          -
Floating rate (EUR)                0.3        0.7        0.8        1.6       4.8          -        8.2      8.2
Average interest rate             6.3%       7.4%       7.8%       8.4%      8.6%          -
Floating rate (HKD)                2.8        5.9        6.9       14.3         -          -       29.9     29.9
Average interest rate             8.8%       9.1%       9.2%       9.4%         -          -
                                                                                              -------------------
                                                                                                  417.0    290.0
                                                                                              ===================

FORWARD EXCHANGE AGREEMENTS

                               pound m                                                          pound m    pound 000
(Receive GBP pay CHF)
Contract amount                    3.2          -          -          -          -         -        3.2          16
Average contract exchange rate    2.55          -          -          -          -         -
(Receive GBP pay USD)
Contract amount                    5.3          -          -          -          -         -        5.3          42
Average contract exchange rate    1.60          -          -          -          -         -
(Receive CAD pay USD)
Contract amount                    1.6          -          -          -          -         -        1.6          43
Average contract exchange rate    1.48          -          -          -          -         -
(Receive HKD pay GBP)
Contract amount                    0.4          -          -          -          -         -        0.4         (3)
Average contract exchange rate   12.66          -          -          -          -         -
                                                                                              ----------------------
                                                                                                   10.5          98
                                                                                              ======================

(a) The amortised amounts were amended in March 1999 in accordance with the amendment and restatement agreement date March 5, 1999.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.   FINANCIAL INSTRUMENTS (continued)

1998                                                EXPECTED MATURITY DATE
                             ----------------------------------------------------------------------
                                                                                                                 FAIR
                              DEC-99    DEC-00    DEC-01    DEC-02    DEC-03    DEC-04   THEREAFTER    TOTAL    VALUE
                             pound m   pound m   pound m   pound m   pound m   pound m      pound m  pound m  pound m
                             -----------------------------------------------------------------------------------------
LIABILITIES
Revolving advances
Floating rate (USD)               6.8         -         -         -         -         -          -       6.8        6.8
Average interest rate            7.2%         -         -         -         -         -          -
Floating rate (DEM)               3.8         -         -         -         -         -          -       3.8        3.8
Average interest rate            5.3%         -         -         -         -         -          -
Floating rate (NOK)               3.3         -         -         -         -         -          -       3.3        3.3
Average interest rate           10.4%         -         -         -         -         -          -
Underlying long term debt
Fixed rate (USD)                    -         -         -         -         -         -      120.8     120.8      123.7
Average interest rate               -         -         -         -         -         -      10.3%
Fixed rate (USD)                    -         -         -         -         -         -      182.5     182.5       68.0
Average interest rate               -         -         -         -         -         -      12.0%
Floating rate (USD)               3.2       3.9       5.2       7.1       8.1      13.7         -       41.2       41.2
Average interest rate            7.3%      7.4%      7.5%      7.7%      7.8%      8.1%         -
Floating rate (SEK)               0.6       0.8       1.1       1.5       1.7      16.1         -       21.9       21.9
Average interest rate            6.5%      6.5%      6.6%      6.9%      7.1%      7.3%         -
Floating rate (DEM)               0.5       0.6       0.8       1.0       1.2       5.3         -        9.4        9.4
Average interest rate            5.7%      6.0%      6.0%      5.9%      6.1%      6.4%         -
Floating rate (HKD)               4.2       5.1       6.9       9.4      10.7         -         -       36.3       36.3
Average interest rate             8.3      8.4%      8.4%      8.4%      8.4%         -         -
                                                                                                   --------------------
                                                                                                       426.0      314.4
                                                                                                   ====================

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.      FINANCIAL INSTRUMENTS (continued)

FORWARD EXCHANGE AGREEMENTS

                              pound m                                                               pound m   pound 000

(Receive NOK pay GBP)
Contract amount                   6.2         -         -         -         -         -         -       6.2         243
Average contract exchange rate  12.89         -         -         -         -         -         -
(Receive GBP pay CHF)
Contract amount                   4.1         -         -         -         -         -         -       4.1           2
Average contract exchange rate   2.27         -         -         -         -         -         -
(Receive DEM pay USD)
Contract amount                   1.6         -         -         -         -         -         -       1.6           -
Average contract exchange rate   1.67         -         -         -         -         -         -
(Receive AUD pay USD)
Contract amount                  1.54         -         -         -         -         -         -       1.5         (78)
Average contract exchange rate   0.64         -         -         -         -         -         -
(Receive CAD pay USD)
Contract amount                   1.5         -         -         -         -         -         -       1.5          (7)
Average contract exchange rate   1.54         -         -         -         -         -         -
(Receive INR pay USD)
Contract amount                   0.3         -         -         -         -         -         -       0.3           -
Average contract exchange rate   8400         -         -         -         -         -         -
                                                                                                   --------------------
                                                                                                       15.2         160
                                                                                                   ====================

Unrecognised gains and losses

There are no material unrecognised gains or losses arising from the use of financial assets and financial liabilities as hedges.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.    SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP

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

The gross cost under U.S. GAAP as of December 31, 1999 of goodwill is pound
234.6 million (1998: pound 230.6 million) and identifiable intangibles related to the covenants not to compete is pound 38.7 million (1998: pound 37.1 million). Accumulated amortisation under U.S. GAAP as of December 31, 1999 of goodwill is pound 38.0 million (1998: pound 26.5 million) and of identifiable intangibles is pound 38.7 million (1998: pound 27.9 million).

REDEEMABLE PREFERENCE SHARES

Under U.K. GAAP, preference shares with mandatory redemption features or redeemable at the option of the security holders would be classified as a component of shareholders' equity. U.S. GAAP requires such redeemable preference shares not to be classified as shareholders' equity.

DISPOSAL OF BUSINESS SEGMENT

Under U.K. GAAP, the profit or loss arising on the disposal of a business segment after the year end but before the financial statements are approved is not recognised in the financial statements but is disclosed as a post balance sheet event. U.S. GAAP requires that if a loss is expected from such disposal, such loss must be recognised in the not yet released financial statements.

PENSION COSTS - DEFINED BENEFIT PLANS

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

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.    SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP (continued)

EFFECT OF MATERIAL DIFFERENCES BETWEEN U.K. AND U.S. GAAP AND ADDITIONAL DISCLOSURES

(a) Net (loss)/income

                                                                        Year ended        Year ended        Year ended
                                                                      December 31,      December 31,      December 31,
                                                                              1997              1998              1999
                                                                         pound 000         pound 000         pound 000

NET (LOSS)/INCOME REPORTED UNDER U.K. GAAP                               (1,598)          (20,591)             8,996
Goodwill amortisation                                                     (12,337)          (11,627)          (11,617)
Covenants not to compete amortisation                                     (12,683)          (12,530)           (9,630)
Loss on disposal and closure of discontinued operations                          -                 -          (11,622)
Pensions                                                                     (130)             (213)                 2
Compensated absences                                                           526             (278)              (84)
Deferred taxes                                                                 185                 -                 -
Tax effect of U.S. GAAP reconciling adjustments                                  -                 -                 -
                                                                   ----------------------------------------------------
NET LOSS IN CONFORMITY WITH U.S. GAAP                                     (26,037)          (45,239)          (23,955)
                                                                   ====================================================

Continuing operations                                                     (28,222)          (35,123)           (4,618)
Discontinued operations                                                      2,185          (10,116)          (19,337)
                                                                   ----------------------------------------------------
NET LOSS IN CONFORMITY WITH U.S. GAAP                                     (26,037)          (45,239)          (23,955)
                                                                   ====================================================

(b)      Shareholders' deficit

The approximate effects on shareholders' deficit of material differences between U.K. and U.S. GAAP are as follows:

                                                                                          Year ended        Year ended
                                                                                        December 31,      December 31,
                                                                                                1998              1999
                                                                                           pound 000         pound 000

SHAREHOLDERS' DEFICIT REPORTED UNDER U.K. GAAP                                             (221,408)         (202,459)
Goodwill                                                                                     204,136           189,992
Covenants not to compete                                                                       9,286                 -
Redeemable preference shares                                                                (86,656)         (105,478)
Loss on disposal and closure of discontinued operations                                            -           (4,990)
Pensions                                                                                         994               996
Compensated absences                                                                           (686)             (787)
                                                                                    -----------------------------------
SHAREHOLDERS' DEFICIT IN CONFORMITY WITH U.S. GAAP                                          (94,334)         (122,726)
                                                                                    ===================================


The following table reconciles shareholders' deficit under U.S. GAAP:

SHAREHOLDERS' DEFICIT AT BEGINNING OF YEAR                                                  (46,465)          (94,334)
Issue of shares                                                                                  179             1,089
Net loss for the year                                                                       (45,239)          (23,955)
Exchange adjustments                                                                         (2,809)           (5,526)
                                                                                    -----------------------------------
SHAREHOLDERS' DEFICIT AT END OF YEAR                                                        (94,334)         (122,726)
                                                                                    ===================================

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.   SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP (continued)

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

Set out below is a summary of the statements of cash flows under U.S. GAAP.

                                                                         Year ended        Year ended       Year ended
                                                                       December 31,       December 31,     December 31,
                                                                               1997              1998             1999
                                                                          pound 000         pound 000        pound 000
Net cash provided by operating activities                                    14,180             4,039           34,700
Net cash used in investing activities                                      (19,992)          (25,236)         (23,887)
Net cash (used in)/provided by financing activities                           (679)            15,852          (4,631)
                                                                       ------------------------------------------------
                                                                            (6,491)           (5,345)            6,182
Effect of exchange rate changes                                             (1,609)             (489)               66
                                                                       ------------------------------------------------
NET (DECREASE)/INCREASE IN CASH BY CONTINUING OPERATIONS                    (8,100)           (5,834)            6,248
                                                                       ------------------------------------------------

(Decrease)/increase in cash by continuing operations                        (8,100)           (5,834)            6,248
Decrease in cash by discontinued operations                                   (232)           (2,547)          (2,870)
Cash at beginning of period                                                  33,485            25,153           16,772
                                                                       ------------------------------------------------
CASH AT END OF PERIOD                                                        25,153            16,772           20,150
                                                                       ------------------------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.    SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP (continued)

(d)      Pensions

The disclosures below detail the additional information required by SFAS No. 132 "Employers' Disclosures about Pensions and Other Post Retirement Benefits" in respect of the Company's funded defined benefit plans.

The Company's principal defined benefits pension plans are located in the U.K., U.S., Taiwan and Hong Kong. The following is a summary of the funded status and the net periodic benefit costs for the defined benefit pension plans:

                                                                                       December 31,     December 31,
                                                                                               1998             1999
                                                                                          pound 000        pound 000
 CHANGE IN BENEFIT OBLIGATION
 Projected benefit obligation at beginning of year                                           19,164           23,116
 Service cost                                                                                 2,151            2,178
 Interest cost                                                                                1,478            1,445
 Plan participants' contributions                                                               277              305
 Actuarial loss                                                                               1,286            1,891
 Benefits paid                                                                              (1,187)          (1,103)
 Exchange rate effects                                                                         (53)              100
 --------------------------------------------------------------------------------------------------------------------
 Projected benefit obligation at end of year                                                 23,116           27,932
 --------------------------------------------------------------------------------------------------------------------
 CHANGE IN PLAN ASSETS
 Fair value of plan assets at beginning of year                                              20,372           23,012
 Actual return on plan assets                                                                 2,314            2,204
 Employer contributions                                                                       1,283            1,680
 Plan participants' contribution                                                                277              305
 Benefits paid                                                                              (1,187)          (1,103)
 Exchange rate effects                                                                         (47)               86
 --------------------------------------------------------------------------------------------------------------------
 Fair value of plan assets at end of year                                                    23,012           26,184
 --------------------------------------------------------------------------------------------------------------------
 Funded status                                                                                (104)          (1,748)
 Unrecognised actuarial loss                                                                  1,653            3,199
 --------------------------------------------------------------------------------------------------------------------
 Net amount recognised                                                                        1,549            1,451
 --------------------------------------------------------------------------------------------------------------------
 AMOUNTS RECOGNISED IN THE STATEMENT OF FINANCIAL POSITION CONSIST OF:
 Prepaid benefit cost                                                                         1,824            1,638
 Accrued benefit liability                                                                    (537)            (313)
 Shareholders' deficit *                                                                        262              126
 --------------------------------------------------------------------------------------------------------------------
 NET AMOUNT RECOGNISED                                                                        1,549            1,451
 --------------------------------------------------------------------------------------------------------------------

 * Amount charged directly to Shareholders' deficit to record the additional minimum liability.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.    SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP (continued)

(d)      Pensions (continued)

The weighted average assumptions as of December 31:

                                                                               1997             1998              1999
Discount Rate                                                                  7.8%             6.4%              6.7%
Expected return on plan assets                                                 8.7%             7.9%              8.0%
Rate of compensation increase                                                  6.6%             4.8%              5.5%


                                                                         Year ended        Year ended       Year ended
                                                                       December 31,      December 31,     December 31,
                                                                               1997              1998             1999
                                                                          pound 000         pound 000        pound 000
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost                                                                  1,748             2,151            2,178
Interest cost                                                                 1,348             1,478            1,445
Expected return on plan assets                                              (1,647)           (1,781)          (1,870)
Amortisation of prior service costs                                               -                 -                -
Recognised actuarial (loss)/gain                                                (1)                 3               25
                                                                       ------------------------------------------------
NET PERIODIC BENEFIT COST                                                     1,448             1,851            1,778
                                                                       ================================================

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were pound 0.9 million, pound 0.9 million and pound 0.9 million, respectively, as of December 31, 1999 and pound 1.1 million, pound 1.1 million and pound 0.7 million respectively, as of December 31, 1998.

(e)      Impairment of long-lived assets

The Company reviews impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the assets exceed the net present value of future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.    SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP (CONTINUED)

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

The weighted-average fair value of the share options granted by the Company during 1999 was estimated at pound 0.02 (1998: pound 0.02) using the minimum value method with the following assumptions: expected dividend yield of 0%, risk free rate of 6.0%, expected volatility of 0% and average expected lives of 3 years. Had compensation cost for the share options granted during the year, for purposes of the U.S. GAAP reconciliation, been determined consistent with the methodology described by SFAS No. 123, the Company's net loss would have not been significantly different than the actual net loss. The average exercise price of outstanding options is pound 0.10.

(g)      Comprehensive income

The company has adopted SFAS No. 130, "Reporting Comprehensive Income", which established standards for the reporting and presentation of comprehensive income/(loss) and its components in a full set of financial statements. The Company's comprehensive income/(loss) differs from net income only by the amount of the foreign currency exchange adjustments charged to shareholders' deficit for the period. Comprehensive income for each of the years ended December 31, 1997, 1998 and 1999 is equal to the total recognised gains and losses shown on the consolidated statement of total recognised gains and losses. Accumulated other comprehensive loss was pound 3.5 million, pound 2.6 million and pound 13.6 million at December 31, 1997, 1998 and 1999, respectively.

(h)      New accounting standards

In June 1998, The Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognise all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Management has not determined the effect of the adoption of SFAS 133.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.      ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES

Intertek Finance plc ("the Issuer") is a wholly owned direct subsidiary of the Company and the Issuer has issued the Notes which are fully and unconditionally guaranteed on a senior subordinated basis by the Company and certain of its wholly owned direct subsidiaries: Intertek Testing Services UK Limited, Testing Holdings USA Inc., Yickson Enterprises Limited, Kite Overseas Holdings BV, ITS Holding Limited, Testing Holdings Sweden AB, Testing Holdings France EURL, Testing Holdings Germany GmbH (collectively, the "Guarantor subsidiaries" and, together with the Company, the "Guarantors"). In addition, each of the Guarantor's guarantee is itself guaranteed by each other Guarantor, fully and unconditionally, on a senior subordinated basis. Subject to the provisions of the agreement under which the loans to finance the acquisition of the business were made, certain exceptions and applicable law, there are no restrictions on the ability of:

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

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.      ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)

STATEMENTS OF OPERATIONS
Year ended December 31, 1999

                                                    Intertek  Guarantors   Non-Guarantor   Consolidation   Consolidated
                                                 Finance plc                subsidiaries     adjustments         totals
                                                   pound 000   pound 000       pound 000       pound 000      pound 000
                                                 ----------------------------------------------------------------------
TOTAL GROUP REVENUE                                        -           -         413,762        (51,294)        362,468
Operating income/(costs)                                 115         175       (362,986)          51,294      (311,402)
Equity loss of associated companies                        -           -           286              -               286
                                                 ----------------------------------------------------------------------
OPERATING INCOME/(LOSS)                                  115         175          51,062            -            51,352
Non-operating exceptional items                            -     (1,880)           4,332            -             2,452
                                                 ----------------------------------------------------------------------
INCOME/(LOSS) BEFORE INTEREST                            115     (1,705)          55,394            -            53,804
Net interest receivable/(payable)                         91    (14,459)        (17,837)            -          (32,205)
                                                 ----------------------------------------------------------------------
INCOME/(LOSS) BEFORE TAXATION                            206    (16,164)          37,557            -            21,599
Taxation                                                (13)       1,442        (10,843)            -           (9,414)
                                                 ----------------------------------------------------------------------
INCOME/(LOSS) AFTER TAXATION                             193    (14,722)          26,714            -            12,185
Minority interests                                         -           -         (3,189)            -           (3,189)
Dividends from/(to) group companies                        -       2,817         (2,817)            -                 -
                                                 ----------------------------------------------------------------------
NET INCOME/(LOSS)                                        193    (11,905)          20,708            -             8,996
                                                 ======================================================================


STATEMENTS OF OPERATIONS
Year ended December 31, 1998

                                                    Intertek  Guarantors   Non-Guarantor   Consolidation   Consolidated
                                                 Finance plc                subsidiaries     adjustments         totals
                                                   pound 000   pound 000       pound 000       pound 000      pound 000
                                                 ----------------------------------------------------------------------
TOTAL GROUP REVENUE                                        -           -         425,388        (65,575)       359,813
Operating income/(costs)                                  80        (22)       (402,390)          65,575     (336,757)
Equity loss of associated companies                        -           -            (13)               -          (13)
                                                 ----------------------------------------------------------------------
OPERATING INCOME/(LOSS)                                   80        (22)          22,985               -        23,043
Non-operating exceptional items                            -           -         (1,395)               -       (1,395)
                                                 ----------------------------------------------------------------------
INCOME/(LOSS) BEFORE INTEREST                             80        (22)          21,590               -        21,648
Net interest receivable/(payable)                         43     (3,393)        (28,505)               -      (31,855)
                                                 ----------------------------------------------------------------------
INCOME/(LOSS) BEFORE TAXATION                            123     (3,415)         (6,915)               -      (10,207)
Taxation                                                 176       1,786         (9,118)               -       (7,156)
                                                 ----------------------------------------------------------------------
INCOME/(LOSS) AFTER TAXATION                             299     (1,629)        (16,033)               -      (17,363)
Minority interests                                         -           -         (3,228)               -       (3,228)
Dividends from/(to) group companies                        -       2,979         (2,979)               -             -
                                                 ----------------------------------------------------------------------
NET INCOME/(LOSS)                                        299       1,350        (22,240)               -      (20,591)
                                                 ======================================================================


STATEMENTS OF OPERATIONS
Year ended December 31, 1997

                                                    Intertek  Guarantors   Non-Guarantor   Consolidation   Consolidated
                                                 Finance plc                subsidiaries     adjustments         totals
                                                   pound 000   pound 000       pound 000       pound 000      pound 000
                                                 ----------------------------------------------------------------------
TOTAL GROUP REVENUE                                        -           -         343,983               -       343,983
Operating income/(costs)                                   3       3,389       (310,819)               -     (307,427)
Equity income of associated companies                      -           -              78               -            78
                                                 ----------------------------------------------------------------------
OPERATING INCOME                                           3       3,389          33,242               -        36,634
Net interest receivable/(payable)                        329    (23,602)         (6,479)               -      (29,752)
                                                 ----------------------------------------------------------------------
INCOME/(LOSS) BEFORE TAXATION                            332    (20,213)          26,763               -         6,882
Taxation                                               (303)       2,604         (7,177)               -       (4,876)
                                                 ----------------------------------------------------------------------
INCOME/(LOSS) AFTER TAXATION                              29    (17,609)          19,586               -         2,006
Minority interests                                         -           -         (3,604)               -       (3,604)
Dividends from/(to) group companies                        -       2,562         (2,562)               -             -
                                                 ----------------------------------------------------------------------
NET INCOME/(LOSS)                                         29    (15,047)        13,420               -       (1,598)
                                                 ======================================================================


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.      ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)

BALANCE SHEETS
December 31, 1999

                                                        Intertek    Guarantors   Non-Guarantor   Consolidation   Consolidated
                                                     Finance plc                  subsidiaries     adjustments         totals
                                                       pound 000     pound 000       pound 000       pound 000      pound 000
                                                 ----------------------------------------------------------------------------
ASSETS

CURRENT ASSETS

Cash                                                            -      (6,792)          26,942               -         20,150
Trade receivables                                               -            -          70,103               -         70,103
Inventories                                                     -            -           2,614               -          2,614
Other current assets                                      130,297      280,446         256,458       (651,570)         15,631
Deferred taxation asset                                         -            -               -               -              -
                                                      -----------------------------------------------------------------------
TOTAL CURRENT ASSETS                                      130,297      273,654         356,117       (651,570)        108,498
Goodwill                                                        -            -          15,814               -         15,814
Property, plant and equipment, net                              -            -          53,746               -         53,746
Investments in subsidiary undertakings                          -      335,235          74,437       (409,672)              -
Other investments                                               -            -             503               -            503
                                                      -----------------------------------------------------------------------
TOTAL ASSETS                                              130,297      608,889         500,617     (1,061,242)        178,561
                                                      =======================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
CURRENT LIABILITIES
Borrowings (including current portion of
long term borrowings)                                           -       15,555           (126)               -         15,429
Accounts payable, accrued liabilities and deferred          7,964      229,209         483,874       (651,570)         69,477
income

Deferred tax liability                                          -            -             425               -            425
Income taxes payable                                           13      (2,564)           7,919               -          5,368
                                                      -----------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                   7,977      242,200         492,092       (651,570)         90,699
Long term borrowings                                      122,094      157,661         (1,519)               -        278,236
Provisions for liabilities and charges                          -            -           6,364               -          6,364
Minority interests                                              -            -           5,721               -          5,721
SHAREHOLDERS' EQUITY/(DEFICIT)

Ordinary shares                                                50      106,633         205,187       (311,062)            808
Redeemable preference shares                                    -      105,478               -               -        105,478
Shares to be issued                                             -        2,793               -               -          2,793
Premium in excess of par value                                  -       27,226           2,863        (26,454)          3,635
Retained earnings/(deficit)                                   176     (33,102)       (210,091)        (72,156)      (315,173)
                                                      -----------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY/(DEFICIT)                          226      209,028         (2,041)       (409,672)      (202,459)
                                                      -----------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)      130,297      608,889         500,617     (1,061,242)        178,561
                                                      =======================================================================

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.   ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)

BALANCE SHEETS
December 31, 1998

                                                         Intertek   Guarantors   Non-Guarantor   Consolidation   Consolidated
                                                      Finance plc                 subsidiaries     adjustments         totals
                                                        pound 000    pound 000       pound 000       pound 000      pound 000
                                                 ----------------------------------------------------------------------------
ASSETS

CURRENT ASSETS

Cash                                                            6      (6,691)          23,457               -         16,772
Trade receivables                                               -            -          67,516               -         67,516
Inventories                                                     -            -           3,662               -          3,662
Other current assets                                      122,087      257,595         216,069       (580,510)         15,241
Deferred taxation asset                                         -            -           1,348               -          1,348
                                                      -----------------------------------------------------------------------
TOTAL CURRENT ASSETS                                      122,093      250,904         312,052       (580,510)        104,539
Goodwill                                                        -            -          13,074               -         13,074
Property, plant and equipment, net                              -            -          45,951               -         45,951
Investments in subsidiary undertakings                          -      332,581          71,226       (403,807)              -
Other investments                                               -            -             231               -           231
                                                      -----------------------------------------------------------------------
TOTAL ASSETS                                              122,093      583,485         442,534       (984,317)        163,795
                                                      =======================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
CURRENT LIABILITIES
Borrowings (including current portion of long term
   borrowings)                                                  -       21,154           1,055               -         22,209
Accounts payable, accrued liabilities and deferred          5,723      204,430         441,309       (580,510)         70,952
income

Income taxes payable                                         (83)      (3,119)           8,570               -          5,368
                                                      ----------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                   5,640      222,465         450,934       (580,510)         98,529
Long term borrowings                                      116,257      159,205         (1,898)               -        273,564
Provisions for liabilities and charges                          -            -           8,518               -          8,518
Minority interests                                              -            -           4,592               -          4,592
SHAREHOLDERS' EQUITY/(DEFICIT)

Ordinary shares                                                50      100,962         196,398       (297,074)            336
Redeemable preference shares                                    -       86,657               -               -         86,657
Shares to be issued                                             -        2,793               -               -          2,793
Premium in excess of par value                                  -       26,702             761        (24,445)          3,018
Retained earnings/(deficit)                                   146     (15,299)       (216,771)        (82,288)      (314,212)
                                                      -----------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY/(DEFICIT)                          196      201,815        (19,612)       (403,807)      (221,408)
                                                      -----------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)      122,093      583,485         442,534       (984,317)        163,795
                                                      =======================================================================

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.   ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)

STATEMENTS OF CASH FLOWS
December 31, 1999

                                                          Intertek    Guarantors   Non-Guarantor   Consolidation   Consolidated
                                                       Finance plc                  subsidiaries     adjustments         totals
                                                         pound 000     pound 000       pound 000       pound 000      pound 000
                                                     ----------------------------------------------------------------------------
Total operating cash (outflow)/inflow                         (95)       (2,978)          62,861               -         59,788
Returns on investments and servicing of finance            (2,242)       (1,632)        (20,027)               -       (23,901)
Taxation                                                        83         1,995         (8,934)               -        (6,856)
Capital expenditure and financial investment                     -             -        (17,540)               -       (17,540)
Acquisitions and disposals                                       -         (378)         (4,632)               -        (5,010)
                                                     ----------------------------------------------------------------------------
CASH (OUTFLOW)/INFLOW BEFORE FINANCING                     (2,254)       (2,993)          11,728               -          6,481
Financing                                                    2,248         2,918         (6,734)               -        (1,568)
                                                     ----------------------------------------------------------------------------
(DECREASE)/INCREASE IN CASH IN THE PERIOD                      (6)          (75)           4,994               -          4,913
                                                     ----------------------------------------------------------------------------
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
(DECREASE)/INCREASE IN CASH IN THE PERIOD                      (6)          (75)           4,994               -          4,913
Cash inflow from increase in debt                                -        20,798           1,225               -         22,023
                                                     ----------------------------------------------------------------------------
Change in net debt resulting from cash flows                   (6)        20,723           6,219               -         26,936
Debt issued in lieu of interest payment                          -       (8,187)               -               -        (8,187)
Acquisitions and disposals                                       -           -           (1,601)               -        (1,601)
Other non-cash movements                                     (583)         (814)           (615)               -        (2,012)
Exchange movements                                         (5,254)       (4,680)             284               -        (9,650)
                                                     ----------------------------------------------------------------------------
MOVEMENT IN NET DEBT IN THE PERIOD                         (5,843)         7,042           4,287               -          5,486
NET DEBT AT THE START OF THE PERIOD                      (116,251)     (187,050)          24,300               -      (279,001)
                                                     ----------------------------------------------------------------------------
NET DEBT AT THE END OF THE PERIOD                        (122,094)     (180,008)          28,587               -      (273,515)
                                                     ============================================================================

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.   ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)

STATEMENTS OF CASH FLOWS
December 31, 1998

                                                          Intertek    Guarantors   Non-Guarantor   Consolidation   Consolidated
                                                       Finance plc                  subsidiaries     adjustments         totals
                                                         pound 000     pound 000       pound 000       pound 000      pound 000
                                                     ----------------------------------------------------------------------------
Total operating cash inflow                                    290         2,098          30,057               -         32,445
Returns on investments and servicing of finance            (2,321)       (1,261)        (18,847)         (2,641)       (25,070)
Taxation                                                     (149)         2,270         (8,081)               -        (5,960)
Capital expenditure and financial investment                     -             -        (13,959)               -       (13,959)
Acquisitions and disposals                                       -         1,908        (13,583)               -       (11,675)
                                                     ----------------------------------------------------------------------------
CASH (OUTFLOW)/INFLOW BEFORE FINANCING                     (2,180)         5,015        (24,413)         (2,641)       (24,219)
Financing                                                    2,171      (11,175)          25,018               -         16,014
                                                     ----------------------------------------------------------------------------
(DECREASE)/INCREASE IN CASH IN THE PERIOD                      (9)       (6,160)             605         (2,641)        (8,205)
                                                     ----------------------------------------------------------------------------
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
(DECREASE)/INCREASE IN CASH IN THE PERIOD                      (9)       (6,160)             605         (2,641)        (8,205)
Cash (outflow)/inflow from increase in debt                      -      (16,333)           5,365               -       (10,968)
                                                     ----------------------------------------------------------------------------
Change in net debt resulting from cash flows                   (9)      (22,493)           5,970         (2,641)       (19,173)
Debt issued in lieu of interest payment                          -       (7,088)               -               -        (7,088)
Acquisitions                                                     -             -           (356)               -          (356)
Other non-cash movements                                     (464)         1,464         (2,919)               -        (1,919)
Exchange movements                                             724         1,516           (554)               -          1,686
                                                     ----------------------------------------------------------------------------
MOVEMENT IN NET DEBT IN THE PERIOD                             251      (26,601)           2,141         (2,641)       (26,850)
NET DEBT AT THE START OF THE PERIOD                      (116,502)     (160,449)          24,800               -      (252,151)
                                                     ----------------------------------------------------------------------------
NET DEBT AT THE END OF THE PERIOD                        (116,251)     (187,050)          26,941         (2,641)      (279,001)
                                                     ============================================================================

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.   ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)

STATEMENTS OF CASH FLOWS
December 31, 1997

                                                          Intertek    Guarantors   Non-Guarantor   Consolidation   Consolidated
                                                       Finance plc                  subsidiaries     adjustments         totals
                                                         pound 000     pound 000       pound 000       pound 000      pound 000
                                                     ----------------------------------------------------------------------------
Total operating cash inflow/(outflow)                          966         (234)          44,914               -         45,646
Returns on investments and servicing of finance                329      (14,902)         (4,754)         (2,562)       (21,889)
Taxation                                                         -             -         (6,145)               -        (6,145)
Capital expenditure and financial investment                     -             -        (12,995)               -       (12,995)
Acquisitions and disposals                                       -       (9,186)               -           (206)        (9,392)
                                                     ----------------------------------------------------------------------------
CASH INFLOW/(OUTFLOW) BEFORE FINANCING                       1,295      (24,322)          21,020         (2,768)        (4,775)
Financing                                                  (1,280)        21,413        (22,081)               -        (1,948)
                                                     ----------------------------------------------------------------------------
INCREASE/(DECREASE) IN CASH IN THE PERIOD                       15       (2,909)         (1,061)         (2,768)        (6,723)
                                                     ----------------------------------------------------------------------------
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
INCREASE/(DECREASE) IN CASH IN THE PERIOD                       15       (2,909)         (1,061)         (2,768)        (6,723)
Cash inflow from increase in debt                                -         2,252             126               -          2,378
                                                     ----------------------------------------------------------------------------
Change in net debt resulting from cash flows                    15         (657)           (935)         (2,768)        (4,345)
Debt issued in lieu of interest payment                          -       (6,138)               -               -        (6,138)
Other non-cash movements                                   (2,217)         4,073         (3,968)               -        (2,112)
Exchange movements                                         (2,843)         (344)           (979)               -        (4,166)
                                                     ----------------------------------------------------------------------------
MOVEMENT IN NET DEBT IN THE PERIOD                         (5,045)       (3,066)         (5,882)         (2,768)       (16,761)
NET DEBT AT THE START OF THE PERIOD                      (111,457)     (157,383)       (259,247)         292,697      (235,390)
                                                     ----------------------------------------------------------------------------
NET DEBT AT THE END OF THE PERIOD                        (116,502)     (160,449)       (265,129)         289,929      (252,151)
                                                     ============================================================================

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.   ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)

STATEMENTS OF CASH FLOWS
December 31, 1999

                                                     Intertek   Guarantors  Non-Guarantor  Consolidation  Consolidated
                                                  Finance plc                subsidiaries    adjustments        totals
                                                    pound 000    pound 000      pound 000      pound 000     pound 000
                                                 ----------------------------------------------------------------------------
RECONCILIATION OF OPERATING INCOME TO OPERATING
CASH INFLOW:
Operating income                                          115          175         51,062             -         51,352
Depreciation charge                                         -            -         11,409             -         11,409
Goodwill amortisation                                       -            -            866             -            866
Loss on sale of fixed assets                                -            -            118             -            118
Decrease in inventories                                     -            -          1,091             -          1,091
Increase in receivables and prepayments                     -        (431)        (3,471)             -        (3,902)
Increase in payables                                    (210)      (2,722)        (3,914)             -        (6,846)
Cash payments from exporters                                -            -          5,018             -          5,018
Discontinued operating exceptional provisions               -            -          2,875             -          2,875
Increase in other provisions                                -            -        (2,319)             -        (2,319)
                                                 ----------------------------------------------------------------------
                                                         (95)      (2,978)         62,735             -         59,662
Equity income of associates                                 -            -          (286)             -          (286)
Less dividends received from associates                     -            -            412             -            412
                                                 ----------------------------------------------------------------------
TOTAL OPERATING CASH INFLOW                              (95)      (2,978)         62,861             -         59,788
                                                 ----------------------------------------------------------------------
RETURNS ON INVESTMENT AND SERVICING OF FINANCE
Net interest paid                                     (2,242)      (4,449)       (15,099)             -       (21,790)
Dividends paid to minorities                                -        2,817        (4,928)             -        (2,111)
                                                 ----------------------------------------------------------------------
                                                      (2,242)      (1,632)       (20,027)             -       (23,901)
                                                 ----------------------------------------------------------------------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of property, plant and equipment                   -            -       (17,746)             -       (17,746)
Sale of property, plant and equipment                       -            -            206             -            206
                                                 ----------------------------------------------------------------------
                                                            -            -       (17,540)             -       (17,540)
                                                 ----------------------------------------------------------------------
ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings                         -        (191)        (8,112)             -        (8,303)
Acquisition provision payments                              -        (187)              -             -          (187)
Sale of subsidiaries                                        -            -          3,480             -          3,480
                                                 ----------------------------------------------------------------------
                                                            -        (378)        (4,632)             -        (5,010)
                                                 ----------------------------------------------------------------------
FINANCING
Ordinary shares issued and to be issued                     -        1,089              -             -          1,089
Issue of redeemable preference shares                       -       18,821              -             -         18,821
Repayment of short term debt                                -      (5,956)              -             -        (5,956)
Issue/(repayment) of other loans                        2,248     (11,036)        (7,279)             -       (16,067)
Cash subscribed by minorities                               -            -            545             -            545
                                                 ----------------------------------------------------------------------
                                                        2,248        2,918        (6,734)             -        (1,568)
                                                 ----------------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.   ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)

STATEMENTS OF CASH FLOWS
December 31, 1998

                                                     Intertek   Guarantors  Non-Guarantor  Consolidation  Consolidated
                                                  Finance plc                subsidiaries    adjustments        totals
                                                    pound 000    pound 000      pound 000      pound 000     pound 000
                                                 ----------------------------------------------------------------------------
RECONCILIATION OF OPERATING INCOME TO OPERATING
CASH INFLOW:
Operating income                                           80         (22)         22,985             -         23,043
Depreciation charge                                         -            -         11,153             -         11,153
Goodwill amortisation                                       -            -            377             -            377
Loss on sale of fixed assets                                -            -            157             -            157
Increase in inventories                                     -            -        (1,075)             -        (1,075)
Increase in receivables and prepayments                     -        (321)       (11,059)             -       (11,380)
Increase in payables                                      210        2,441          3,069             -          5,720
Discontinued operating exceptional provisions               -            -          5,144             -          5,144
Decrease in other provisions                                -            -          (728)             -          (728)
                                                 ----------------------------------------------------------------------
                                                          290        2,098         30,023             -         32,411
EQUITY INCOME OF ASSOCIATES                                 -            -             13             -             13
Less dividends received from associates                     -            -             21             -             21
                                                 ----------------------------------------------------------------------
Total operating cash inflow                               290        2,098         30,057             -         32,445
                                                 ----------------------------------------------------------------------
RETURNS ON INVESTMENT AND SERVICING OF FINANCE
Net interest paid                                     (2,321)      (4,240)       (16,070)             -       (22,631)
Dividends paid to minorities                                -        2,979        (2,777)       (2,641)        (2,439)
                                                 ----------------------------------------------------------------------
                                                      (2,321)      (1,261)       (18,847)       (2,641)       (25,070)
                                                 ----------------------------------------------------------------------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of property, plant and equipment                   -            -       (14,026)             -       (14,026)
Sale of property, plant and equipment                       -            -             67             -             67
                                                 ----------------------------------------------------------------------
                                                            -            -       (13,959)             -       (13,959)
                                                 ----------------------------------------------------------------------
ACQUISITIONS AND DISPOSALS
Purchase of subsidiaries                                    -        2,508       (13,242)             -       (10,734)
Acquisition provision payments                              -        (600)              -             -          (600)
Sale of subsidiaries                                        -            -          (341)             -          (341)
                                                 ----------------------------------------------------------------------
                                                            -        1,908       (13,583)             -       (11,675)
                                                 ----------------------------------------------------------------------
FINANCING
Ordinary shares issued and to be issued                     -          179              -             -            179
Issue of redeemable preference shares                       -        4,842              -             -          4,842
Issue of short term debt                                    -       16,440              -             -         16,440
Issue/(repayment) of other loans                        2,171     (32,636)         24,993             -        (5,472)
Cash subscribed by minorities                               -            -             25             -             25
                                                 ----------------------------------------------------------------------
                                                        2,171     (11,175)         25,018             -         16,014
                                                 ----------------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.   ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)

STATEMENTS OF CASH FLOWS
December 31, 1997

                                                     Intertek   Guarantors  Non-Guarantor  Consolidation  Consolidated
                                                  Finance plc                subsidiaries    adjustments        totals
                                                    pound 000    pound 000      pound 000      pound 000     pound 000
                                                 ---------------------------------------------------------------------
RECONCILIATION OF OPERATING INCOME TO OPERATING
CASH INFLOW:
Operating income                                            3        3,389         33,242             -         36,634
Depreciation charge                                         -            -         12,134             -         12,134
Loss on sale of fixed assets                                -            -          1,697             -          1,697
Increase in inventories                                     -            -          (725)             -          (725)
Decrease/ (increase) in receivables and                   819          395        (8,622)             -        (7,408)
  prepayments
Increase/(decrease) in payables                           144      (4,018)         10,792             -          6,918
Decrease in other provisions                                -            -        (3,526)             -        (3,526)
                                                 ----------------------------------------------------------------------
                                                          966        (234)         44,992             -         45,724
Equity income of associates                                 -            -           (78)             -           (78)
                                                 ----------------------------------------------------------------------
TOTAL OPERATING CASH INFLOW                               966        (234)         44,914             -         45,646
                                                 ----------------------------------------------------------------------
RETURNS ON INVESTMENT AND SERVICING OF FINANCE
Net interest paid                                         329     (17,464)        (3,041)             -       (20,176)
Dividends received                                          -        2,562              -       (2,562)              -
Dividends paid to minorities                                -            -        (1,713)             -        (1,713)
                                                 ----------------------------------------------------------------------
                                                          329     (14,902)        (4,754)       (2,562)       (21,889)
                                                 ----------------------------------------------------------------------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of property, plant and equipment                   -            -       (13,732)             -       (13,732)
Sale of property, plant and equipment                       -            -            737             -            737
                                                 ----------------------------------------------------------------------
                                                            -            -       (12,995)             -       (12,995)
                                                 ----------------------------------------------------------------------
ACQUISITIONS AND DISPOSALS
Purchase of subsidiaries                                    -          206              -         (206)              -
Acquisition provision payments                              -      (9,392)              -             -        (9,392)
                                                 ----------------------------------------------------------------------
                                                            -      (9,186)              -         (206)        (9,392)
                                                 ----------------------------------------------------------------------
FINANCING
(Repayment)/issue of other loans                      (1,280)       21,413       (22,511)             -        (2,378)
Cash subscribed by minorities                               -            -            430             -            430
                                                 ----------------------------------------------------------------------
                                                      (1,280)       21,413       (22,081)             -        (1,948)
                                                 ----------------------------------------------------------------------


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.   ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)

STATEMENTS OF CASH FLOWS
December 31, 1999

                                                     Intertek   Guarantors  Non-Guarantor  Consolidation  Consolidated
                                                  Finance plc                subsidiaries    adjustments        totals
                                                    pound 000    pound 000      pound 000      pound 000     pound 000
                                                 ----------------------------------------------------------------------
ANALYSIS OF CHANGES IN NET DEBT
CASH AT BANK AT DECEMBER 31, 1998                           6      (6,691)         23,457             -         16,772
Cash flow                                                 (6)         (75)          4,994             -          4,913
Acquisitions and disposals                                  -            -        (1,601)             -        (1,601)
Exchange adjustments                                        -         (26)             92             -             66
                                                 ----------------------------------------------------------------------
CASH AT BANK AT DECEMBER 31, 1999                           -      (6,792)         26,942             -         20,150
                                                 ----------------------------------------------------------------------
DEBT DUE WITHIN ONE YEAR AT DECEMBER 31, 1998               -     (21,154)        (1,055)             -       (22,209)
Cash flow                                                   -       20,798          1,225             -         22,023
Other non-cash changes                                      -     (15,067)          (165)             -       (15,232)
Exchange adjustments                                        -        (132)            121             -           (11)
                                                 ----------------------------------------------------------------------
DEBT DUE WITHIN ONE YEAR AT DECEMBER 31, 1999               -     (15,555)            126             -       (15,429)
                                                 ----------------------------------------------------------------------
DEBT DUE AFTER ONE YEAR AT DECEMBER 31, 1998        (116,257)    (159,205)          1,898             -      (273,564)
Debt issued in lieu of interest payment                     -      (8,187)              -             -        (8,187)
Other non-cash changes                                  (583)       14,253          (450)             -         13,220
Exchange adjustments                                  (5,254)      (4,522)             71             -        (9,705)
                                                 ----------------------------------------------------------------------
DEBT DUE AFTER ONE YEAR AT DECEMBER 31, 1999        (122,094)    (157,661)          1,519             -      (278,236)
                                                 ----------------------------------------------------------------------
TOTAL NET DEBT AT DECEMBER 31, 1999                 (122,094)    (173,216)          1,645             -      (293,665)
                                                 ----------------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.      ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)

STATEMENTS OF OPERATIONS
Year ended December 31, 1999

                                Intertek   Testing      Kite      ITS   Intertek   Testing    Yickson  Testing    Testing  Guarantor
                                 Testing  Holdings  Overseas  Holding    Testing  Holdings     Enter-  Holdings  Holdings    subsid-
                                Services       USA  Holdings  Limited   Services    Sweden     prises    France   Germany     iaries
                                     Ltd       Inc        BV              UK Ltd        AB    Limited      EURL      GmbH      Total
                               pound 000 pound 000 pound 000 pound 000 pound 000 pound 000  pound 000 pound 000 pound 000  pound 000
                               -----------------------------------------------------------------------------------------------------
REVENUES FROM CONTINUING
 OPERATIONS                            -         -        -         -         -          -          -         -         -          -
Operating income/(costs)             256         -      (9)       (1)      (41)        (2)       (16)       (6)        (6)       175
                               -----------------------------------------------------------------------------------------------------
OPERATING INCOME/(COSTS) FROM
 CONTINUING OPERATIONS               256         -      (9)       (1)      (41)        (2)       (16)       (6)        (6)       175
Non operating exceptional items  (1,880)         -        -         -         -          -          -         -          -   (1,880)
                               -----------------------------------------------------------------------------------------------------
LOSS BEFORE INTEREST             (1,624)         -      (9)       (1)      (41)        (2)       (16)       (6)        (6)   (1,705)
Net interest (payable)/
 receivable                      (7,344)     (786)    (331)      (13)   (3,272)    (2,079)       (56)     (125)      (453)  (14,459)
                               -----------------------------------------------------------------------------------------------------
LOSS BEFORE TAXATION             (8,968)     (786)    (340)      (14)   (3,313)    (2,081)       (72)     (131)      (459)  (16,164)
Taxation                             104       249        -         7       987          -       (15)        66         44     1,442
                               -----------------------------------------------------------------------------------------------------
LOSS AFTER TAXATION              (8,864)     (537)    (340)       (7)   (2,326)    (2,081)       (87)      (65)      (415)  (14,722)
Dividends from group companies         -       517      219         -         -      2,081          -         -          -     2,817
                               -----------------------------------------------------------------------------------------------------
NET LOSS                         (8,864)      (20)     (121)      (7)   (2,326)          -       (87)      (65)      (415)  (11,905)
                               =====================================================================================================

STATEMENTS OF OPERATIONS
Year ended December 31, 1998

                                Intertek   Testing      Kite      ITS   Intertek   Testing    Yickson   Testing   Testing  Guarantor
                                 Testing  Holdings  Overseas  Holding    Testing  Holdings     Enter-  Holdings  Holdings    subsid-
                                Services       USA  Holdings  Limited   Services    Sweden     prises    France   Germany     iaries
                                     Ltd       Inc        BV              UK Ltd        AB    Limited      EURL      GmbH      Total
                               pound 000 pound 000 pound 000 pound 000 pound 000 pound 000  pound 000 pound 000 pound 000  pound 000
                               -----------------------------------------------------------------------------------------------------
REVENUES FROM CONTINUING
 OPERATIONS                            -         -         -         -         -         -          -         -         -          -
Operating (costs)/income            (31)        12         5       (7)        20       (5)       (10)       (3)       (3)       (22)
                               -----------------------------------------------------------------------------------------------------
OPERATING (INCOME)/INCOME FROM
 CONTINUING OPERATIONS              (31)        12         5       (7)        20       (5)       (10)       (3)       (3)       (22)
Net interest (payable)/
 receivable                      (7,549)    11,030     (319)      (76)   (3,631)   (2,144)       (25)     (145)     (534)    (3,393)
                               -----------------------------------------------------------------------------------------------------
(LOSS)/INCOME BEFORE TAXATION    (7,580)    11,042     (314)      (83)   (3,611)   (2,149)       (35)     (148)     (537)    (3,415)
Taxation                             527         -      (44)         -       982         -          -       160       161      1,786
                               -----------------------------------------------------------------------------------------------------
(LOSS)/INCOME AFTER TAXATION     (7,053)    11,042     (358)      (83)   (2,629)   (2,149)       (35)        12     (376)    (1,629)
Dividends from group companies         -       169        52         -         -     2,148          -       610         -      2,979
                               -----------------------------------------------------------------------------------------------------
NET (LOSS)/INCOME                (7,053)    11,211     (306)      (83)   (2,629)       (1)       (35)       622     (376)      1,350
                               =====================================================================================================

STATEMENTS OF OPERATIONS
Year ended December 31, 1997

                                Intertek   Testing      Kite      ITS   Intertek   Testing    Yickson   Testing   Testing  Guarantor
                                 Testing  Holdings  Overseas  Holding    Testing  Holdings     Enter-  Holdings  Holdings    subsid-
                                Services       USA  Holdings  Limited   Services    Sweden     prises    France   Germany     iaries
                                     Ltd       Inc        BV              UK Ltd        AB    Limited      EURL      GmbH      Total
                               pound 000 pound 000 pound 000 pound 000 pound 000 pound 000  pound 000 pound 000 pound 000  pound 000
                               -----------------------------------------------------------------------------------------------------
REVENUES FROM CONTINUING
 OPERATIONS                            -         -         -         -         -         -          -         -         -          -
Operating income/(costs)             561       598      (37)         -         -     2,287        (5)      (11)       (4)      3,389
                               -----------------------------------------------------------------------------------------------------
OPERATING INCOME/(LOSS) FROM
 CONTINUING OPERATIONS               561       598      (37)         -         -     2,287        (5)      (11)       (4)      3,389
Net interest (payable)/
 receivable                      (5,981)  (10,961)     (290)      (51)   (3,813)   (1,997)         71      (86)     (494)   (23,602)
                               -----------------------------------------------------------------------------------------------------
(LOSS)/INCOME BEFORE TAXATION    (5,420)  (10,363)     (327)      (51)   (3,813)       290         66      (97)     (498)   (20,213)
Taxation                           1,713         -         -         -       844         -       (11)        58         -      2,604
                               -----------------------------------------------------------------------------------------------------
(LOSS)/INCOME AFTER TAXATION     (3,707)  (10,363)     (327)      (51)   (2,969)       290         55      (39)     (498)   (17,609)
Dividends from group companies         -         -         2         -         -     2,560          -         -         -      2,562
                               -----------------------------------------------------------------------------------------------------
NET (LOSS)/INCOME                (3,707)  (10,363)     (325)      (51)   (2,969)     2,850         55      (39)     (498)   (15,047)
                               =====================================================================================================

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.      ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)

BALANCE SHEETS
December 31, 1999

                                Intertek   Testing      Kite      ITS   Intertek   Testing    Yickson   Testing   Testing  Guarantor
                                 Testing  Holdings  Overseas  Holding    Testing  Holdings     Enter-  Holdings  Holdings    subsid-
                                Services       USA  Holdings  Limited   Services    Sweden     prises    France   Germany     iaries
                                     Ltd       Inc        BV              UK Ltd        AB    Limited      EURL      GmbH      Total
                               pound 000 pound 000 pound 000 pound 000 pound 000 pound 000  pound 000 pound 000 pound 000  pound 000
                               -----------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash                             (7,573)         -         7       773         -         -          1         -         -    (6,792)
Other current assets              82,624    99,354     2,068     3,964         -     2,036     89,442       958         -    280,446
                               -----------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS              75,051    99,354     2,075     4,737         -     2,036     89,443       958         -    273,654
Investments in subsidiary
 undertakings                    128,624    99,774     5,420     3,820    64,418    24,109          -     3,390     5,680    335,235
                               -----------------------------------------------------------------------------------------------------
TOTAL ASSETS                     203,675   199,128     7,495     8,557    64,418    26,145     89,443     4,348     5,680    608,889
                               =====================================================================================================

LIABILITIES AND SHAREHOLDERS'
 EQUITY
CURRENT LIABILITIES
Borrowings (including current
 portion of long term
  borrowings)                     10,360         -       265       488     1,171       436      2,835         -        -      15,555
Accounts payable, accrued
 liabilities and deferred income  37,132   103,261     3,694     2,041    18,673     1,637     59,484     2,796      491     229,209
Income taxes (receivable)/payable  (743)     (868)         -       (2)     (987)         -          8       221    (193)     (2,564)
                               -----------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES         46,749   102,393     3,959     2,527    18,857     2,073     62,327     3,017      298     242,200
Long term borrowings              68,609         -     2,923     2,679    31,706    19,950     27,175         -    4,619     157,661
SHAREHOLDERS' EQUITY
Ordinary shares                      808    96,953     1,313     3,782         -     1,786          -       847    1,144     106,633
Redeemable preference shares     105,478         -         -         -         -         -          -         -        -     105,478
Shares to be issued                2,793         -         -         -         -         -          -         -        -       2,793
Premium in excess of par value     3,635         -         -         -    22,709         -         51         -      831      27,226
Retained (deficit)/earnings     (24,397)     (218)     (700)     (431)   (8,854)     2,336      (110)       484  (1,212)    (33,102)
                               -----------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY/
 (DEFICIT)                        88,317    96,735       613     3,351    13,855     4,122       (59)     1,331      763     209,028
                               -----------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY            203,675   199,128     7,495     8,557    64,418    26,145     89,443     4,348    5,680     608,889
                               =====================================================================================================

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.      ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)

BALANCE SHEETS
December 31, 1998

                                Intertek   Testing      Kite      ITS   Intertek   Testing    Yickson   Testing   Testing  Guarantor
                                 Testing  Holdings  Overseas  Holding    Testing  Holdings     Enter-  Holdings  Holdings    subsid-
                                Services       USA  Holdings  Limited   Services    Sweden     prises    France   Germany     iaries
                                     Ltd       Inc        BV              UK Ltd        AB    Limited      EURL      GmbH      Total
                               pound 000 pound 000 pound 000 pound 000 pound 000 pound 000  pound 000 pound 000 pound 000  pound 000
                               -----------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash                             (6,824)         -       123         1         3         1          5         -         -    (6,691)
Other current assets              72,775    92,703     1,856     4,042       576     4,342     80,514       787         -    257,595
                               -----------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS              65,951    92,703     1,979     4,043       579     4,343     80,519       787         -    250,904
Investments in subsidiary
 undertakings                    128,624    95,617     5,983     3,510    64,418    24,466          -     3,652     6,311    332,581
                               -----------------------------------------------------------------------------------------------------
TOTAL ASSETS                     194,575   188,320     7,962     7,553    64,997    28,809     80,519     4,439     6,311    583,485
                               =====================================================================================================

LIABILITIES AND SHAREHOLDERS'
 EQUITY
CURRENT LIABILITIES
Borrowings (including current
 portion of long term borrowings) 16,333         -       260       232     1,629       383      2,317         -         -     21,154
Accounts payable, accrued
 liabilities and deferred income  38,458    96,133     3,295     1,197    13,621     3,423     44,095     2,887     1,321    204,430
Income taxes (receivable)/
 payable                         (1,148)     (536)         -         4   (1,283)         -         12         -     (168)    (3,119)
                               -----------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES         53,643    95,597     3,555     1,433    13,967     3,806     46,424     2,887     1,153    222,465
Long term borrowings              57,568         -     3,595     3,174    34,899    20,819     33,983         -     5,167    159,205
SHAREHOLDERS' EQUITY
Ordinary shares                      336    92,913     1,463     3,476         -     1,812          -       944        18    100,962
Redeemable preference shares      86,657         -         -         -         -         -          -         -         -     86,657
Shares to be issued                2,793         -         -         -         -         -          -         -         -      2,793
Premium in excess of par value     3,018         -         -         -    22,709         -         49         -       926     26,702
Retained (deficit)/earnings      (9,440)     (190)     (651)     (530)   (6,578)     2,372         63       608     (953)   (15,299)
                               -----------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY/
 (DEFICIT)                        83,364    92,723       812     2,946    16,131     4,184        112     1,552       (9)    201,815
                               -----------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY            194,575   188,320     7,962     7,553    64,997    28,809     80,519     4,439     6,311    583,485
                               =====================================================================================================

                                      F-57

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.      ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)

STATEMENTS OF CASH FLOWS
December 31, 1999

                                Intertek   Testing      Kite      ITS   Intertek   Testing    Yickson   Testing   Testing  Guarantor
                                 Testing  Holdings  Overseas  Holding    Testing  Holdings     Enter-  Holdings  Holdings    subsid-
                                Services       USA  Holdings  Limited   Services    Sweden     prises    France   Germany     iaries
                                     Ltd       Inc        BV              UK Ltd        AB    Limited      EURL      GmbH      Total
                               pound 000 pound 000 pound 000 pound 000 pound 000 pound 000  pound 000 pound 000 pound 000  pound 000
                               -----------------------------------------------------------------------------------------------------
RECONCILIATION OF OPERATING
 INCOME TO NET CASH (OUTFLOW)/
  INFLOW FROM OPERATING
   ACTIVITIES:
OPERATING INCOME                     256        -        (9)       (1)      (41)       (2)       (16)       (6)       (6)        175
(Increase)/decrease in
 receivables and prepayments       (977)        -          3         -       543         -          -         -         -      (431)
(Decrease)/increase in payables  (2,734)        -          4         -         -         -          2         1         5    (2,722)
                               -----------------------------------------------------------------------------------------------------
NET CASH (OUTFLOW)/INFLOW FROM
 OPERATING ACTIVITIES            (3,455)        -        (2)       (1)       502       (2)       (14)       (5)       (1)    (2,978)
                               -----------------------------------------------------------------------------------------------------
CASH FLOW STATEMENT

Net cash (outflow)/inflow from
 operating activities            (3,455)        -        (2)       (1)       502       (2)       (14)       (5)       (1)    (2,978)
Returns on investments and
 servicing of finance (note a)       250      312       (66)       563   (2,972)       471      (161)      (29)         -    (1,632)
Taxation received/(paid)             491     (57)          -         -     1,283         -       (20)       298         -      1,995
Acquisitions and disposals
 (note a)                          (187)        -       (53)         -         -         -          -     (121)      (17)      (378)
                               -----------------------------------------------------------------------------------------------------
                                 (2,901)      255      (121)       562   (1,187)       469      (195)       143      (18)    (2,993)

Financing (note a)                 2,152    (255)         18       223     1,184     (470)        191     (143)        18      2,918
                               -----------------------------------------------------------------------------------------------------
(DECREASE)/INCREASE IN CASH
 (NOTE B)                          (749)        -      (103)       785       (3)       (1)        (4)         -         -       (75)
                               -----------------------------------------------------------------------------------------------------

RECONCILIATION OF NET CASH
 FLOW TO MOVEMENT IN NET DEBT

(Decrease)/increase in cash
 in the period                     (749)        -      (103)       785       (3)       (1)        (4)         -         -       (75)
Cash inflow from increase in debt  5,956        -        339       430     5,610       722      7,680         -        61     20,798
                               -----------------------------------------------------------------------------------------------------
Change in net debt resulting
 from cash flows                   5,207        -        236     1,215     5,607       721      7,676         -        61     20,723
Debt issued in lieu of interest
 payment                         (8,187)        -          -         -         -         -          -         -              (8,187)
Other non-cash movements           (108)        -       (59)      (44)     (355)     (204)        (1)         -      (43)      (814)
Exchange adjustments             (2,729)        -        374     (160)   (1,604)       298    (1,389)         -       530    (4,680)
                               -----------------------------------------------------------------------------------------------------
Movement in net debt in the
 period                          (5,817)        -        551     1,011     3,648       815      6,286         -       548      7,042
Net debt at start of year       (80,725)        -    (3,732)   (3,405)  (36,525)  (21,201)   (36,295)         -   (5,167)  (187,050)
                               -----------------------------------------------------------------------------------------------------
Net debt at end of year         (86,542)        -    (3,181)   (2,394)  (32,877)  (20,386)   (30,009)         -   (4,619)  (180,008)
                               -----------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
NOTE A

RETURNS ON INVESTMENTS AND
 SERVICING OF FINANCE
Net interest paid/(received)         250    (205)      (285)       563   (2,972)   (1,610)      (161)       (29)        -    (4,449)
Dividends received                     -      517        219         -         -     2,081          -          -        -      2,817
                               -----------------------------------------------------------------------------------------------------
                                     250      312       (66)       563   (2,972)       471      (161)       (29)        -    (1,632)
                               -----------------------------------------------------------------------------------------------------
ACQUISITIONS AND DISPOSALS
Purchase of subsidiary
 undertakings                          -        -       (53)         -         -         -          -      (121)     (17)      (191)
Acquisition provision payments     (187)        -          -         -         -         -          -          -        -      (187)
                                ----------------------------------------------------------------------------------------------------
                                   (187)        -       (53)         -         -         -          -      (121)     (17)      (378)
                                ----------------------------------------------------------------------------------------------------
FINANCING
Issue of ordinary shares           1,089        -         -          -         -         -          -          -        -      1,089
Issue of redeemable preference
 shares                           18,821        -         -          -         -         -          -          -        -     18,821
Repayment of short term debt     (5,956)        -         -          -         -         -          -          -        -    (5,956)
(Repayment)/issue of other
 loans                          (11,802)    (255)        18        223     1,184     (470)        191      (143)       18   (11,036)
                               -----------------------------------------------------------------------------------------------------
                                   2,152    (255)        18        223     1,184     (470)        191      (143)       18      2,918
                               -----------------------------------------------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.      ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)

STATEMENTS OF CASH FLOWS

December 31, 1998

                                Intertek   Testing      Kite       ITS  Intertek   Testing    Yickson   Testing   Testing  Guarantor
                                 Testing  Holdings  Overseas   Holding   Testing  Holdings     Enter-  Holdings  Holdings    subsid-
                                Services       USA  Holdings   Limited  Services    Sweden     prises    France   Germany     iaries
                                     Ltd       Inc        BV              UK Ltd        AB    Limited      EURL      GmbH      Total
                               pound 000 pound 000 pound 000 pound 000 pound 000 pound 000  pound 000 pound 000 pound 000  pound 000
                               -----------------------------------------------------------------------------------------------------

RECONCILIATION OF OPERATING
 INCOME TO NET CASH(OUTFLOW)/
 INFLOW FROM OPERATING
 ACTIVITIES:

OPERATING INCOME                   (31)        12          5      (7)         20      (5)       (10)       (3)       (3)        (22)
Decrease/(increase) in
 receivables and prepayments          7       137         71        7      (543)        -          -         -         -       (321)

Increase/(decrease) in payables   2,552     (106)        (8)        1          -        2        (2)       (2)         4       2,441
                               -----------------------------------------------------------------------------------------------------
NET CASH INFLOW/(OUTFLOW) FROM
OPERATING ACTIVITIES              2,528        43         68        1      (523)      (3)       (12)       (5)         1       2,098
                               -----------------------------------------------------------------------------------------------------

CASH FLOW STATEMENT

Net cash inflow/(outflow)
 from operating activities        2,528        43         68        1      (523)      (3)       (12)       (5)         1       2,098
Returns on investments and
 servicing of finance
 (note c)                       (7,510)     9,372       (60)    (242)    (3,271)      301          2       556     (409)     (1,261)
Taxation received/(paid)          1,349      (19)       (12)      (2)        738        -          -       216         -       2,270
Acquisitions and disposals
 (note c)                         2,024         -      (111)        -          -        -          -       (5)         -       1,908
                               -----------------------------------------------------------------------------------------------------
                                (1,609)     9,396      (115)    (243)    (3,056)      298       (10)       762     (408)       5,015

Financing (note c)              (4,656)   (9,396)        232      243      3,057    (297)         15     (762)       389    (11,175)
                               -----------------------------------------------------------------------------------------------------
(DECREASE)/INCREASE IN CASH     (6,265)         -        117        -          1        1          5         -      (19)     (6,160)
                               -----------------------------------------------------------------------------------------------------

RECONCILIATION OF NET CASH
FLOW TO MOVEMENT IN NET DEBT

(Decrease)/increase in cash
 in the period                  (6,265)         -        117        -          1        1          5         -      (19)     (6,160)
Cash inflow from increase
 in debt                       (16,333)         -          -        -          -        -          -         -         -    (16,333)
                               -----------------------------------------------------------------------------------------------------
Change in net debt resulting
 from cash flows               (22,598)         -        117        -          1        1          5         -      (19)    (22,493)
Debt issued in lieu of
 interest payment               (7,088)         -          -        -          -        -          -         -         -     (7,088)
Other non-cash movements          (210)         -        231      186      1,366      178      (205)         -      (82)       1,464
Exchange adjustments                521         -      (215)       18        230      994        302         -     (334)       1,516
                               -----------------------------------------------------------------------------------------------------
Movement in net debt in
 the period                    (29,375)         -        133      204      1,597    1,173        102         -     (435)    (26,601)
Net debt at start of year      (51,350)         -    (3,865)  (3,609)   (38,122) (22,374)   (36,397)         -   (4,732)   (160,449)
                               -----------------------------------------------------------------------------------------------------
NET DEBT AT END OF YEAR        (80,725)         -    (3,732)  (3,405)   (36,525) (21,201)   (36,295)         -   (5,167)   (187,050)
                               -----------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
NOTE C

RETURNS ON INVESTMENTS AND SERVICING OF
 FINANCE

Net interest paid/(received)    (7,510)     9,203      (112)    (242)    (3,271)  (1,847)          2      (54)     (409)     (4,240)
Dividends received                    -       169         52        -          -    2,148          -       610         -       2,979
                               -----------------------------------------------------------------------------------------------------
                                (7,510)     9,372       (60)    (242)    (3,271)      301          2       556     (409)     (1,261)
                               -----------------------------------------------------------------------------------------------------

ACQUISITIONS AND DISPOSALS

Purchase of subsidiaries          2,624         -      (111)        -          -        -          -       (5)         -       2,508
Acquisition provision payments    (600)         -          -        -          -        -          -         -         -       (600)
                               -----------------------------------------------------------------------------------------------------
                                  2,024         -      (111)        -          -        -          -       (5)         -       1,908
                               -----------------------------------------------------------------------------------------------------

FINANCING

Issue of ordinary shares            179         -          -        -          -        -          -         -         -        179
Issue of redeemable
 preference shares                4,842         -          -        -          -        -          -         -         -      4,842
Issue of short term debt         16,440         -          -        -          -        -          -         -         -     16,440
(Repayment)/issue of other
 loans                         (26,117)   (9,396)        232      243      3,057    (297)         15     (762)       389    (32,636)
                               -----------------------------------------------------------------------------------------------------
                                (4,656)   (9,396)        232      243      3,057    (297)         15     (762)       389    (11,175)
                               -----------------------------------------------------------------------------------------------------

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.      ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)

STATEMENTS OF CASH FLOWS
December 31, 1997

                                Intertek   Testing      Kite      ITS   Intertek   Testing    Yickson   Testing   Testing  Guarantor
                                 Testing  Holdings  Overseas  Holding    Testing  Holdings     Enter-  Holdings  Holdings    subsid-
                                Services       USA  Holdings  Limited   Services    Sweden     prises    France   Germany     iaries
                                     Ltd       Inc        BV              UK Ltd        AB    Limited      EURL      GmbH      Total
                               pound 000 pound 000 pound 000 pound 000 pound 000 pound 000  pound 000 pound 000 pound 000  pound 000
                               -----------------------------------------------------------------------------------------------------

RECONCILIATION OF OPERATING
 INCOME TO NET CASH INFLOW/
 (OUTFLOW) FROM OPERATING
 ACTIVITIES:

OPERATING INCOME                    561       598        (37)       -         -     2,287        (5)     (11)        (4)       3,389
Decrease/(increase) in
receivables and prepayments         155       129         (8)       -         -       119          -        -          -         395

(Decrease)/increase in payables (4,641)     (329)         16        3       331        72        358       87         85     (4,018)
                               -----------------------------------------------------------------------------------------------------
NET CASH (OUTFLOW)/INFLOW FROM
 OPERATING ACTIVITIES           (3,925)       398       (29)        3       331     2,478        353       76         81       (234)
                               -----------------------------------------------------------------------------------------------------

CASH FLOW STATEMENT

Net cash (outflow)/inflow
 from operating activities      (3,925)       398       (29)        3       331     2,478        353       76         81       (234)
Returns on investments and
 servicing of finance               157  (10,961)      (288)     (51)   (3,813)       563         71     (86)      (494)    (14,902)
 (note d)

Taxation received/(paid)              -         -          -        -         -         -          -        -          -          -
Acquisitions and disposals
 (note d)                       (6,542)   (2,850)        206        -         -         -          -        -          -     (9,186)
                               -----------------------------------------------------------------------------------------------------
                               (10,310)  (13,413)      (111)     (48)   (3,482)     3,041        424     (10)      (413)    (24,322)

Financing (note d)                7,446    13,413        108     (11)     3,484   (3,041)      (428)       10        432      21,413
                               -----------------------------------------------------------------------------------------------------
(DECREASE)/INCREASE IN CASH     (2,864)         -        (3)     (59)         2         -        (4)        -         19     (2,909)
                               -----------------------------------------------------------------------------------------------------

RECONCILIATION OF NET CASH
 FLOW TO MOVEMENT IN NET DEBT

(Decrease)/increase in cash
 in the period                  (2,864)         -        (3)     (59)         2         -        (4)        -         19     (2,909)
Cash inflow from increase
 in debt                              -         -        117       94       777       205      1,059        -          -       2,252
                               -----------------------------------------------------------------------------------------------------
Change in net debt resulting
 from cash flows                (2,864)         -        114       35       779       205      1,055        -         19       (657)
Debt issued in lieu of
 interest payment               (6,138)         -          -        -         -         -          -        -          -     (6,138)
Other non-cash movements          2,862         -          4        4     (144)     (187)      1,568        -       (34)       4,073
Exchange adjustments            (1,295)         -        491    (124)   (1,157)     2,414    (1,266)        -        593       (344)
Net debt at start of year       (43,915)        -    (4,474)  (3,524)  (37,600)  (24,806)   (37,754)        -    (5,310)   (157,383)
                               -----------------------------------------------------------------------------------------------------
NET DEBT AT END OF YEAR         (51,350)        -    (3,865)  (3,609)  (38,122)  (22,374)   (36,397)        -    (4,732)   (160,449)
                               -----------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
NOTE D

RETURNS ON INVESTMENTS AND
 SERVICING OF FINANCE

Net interest paid/(received)        157  (10,961)      (290)     (51)   (3,813)   (1,997)         71     (86)      (494)    (17,464)
Dividends received                    -         -          2        -         -     2,560          -        -          -      2,562
                               -----------------------------------------------------------------------------------------------------
                                    157  (10,961)      (288)     (51)   (3,813)       563         71     (86)      (494)    (14,902)
                               -----------------------------------------------------------------------------------------------------

ACQUISITIONS AND DISPOSALS

Purchase of subsidiaries              -         -        206        -         -         -          -        -          -        206
Acquisition provision payments  (6,542)   (2,850)          -        -         -         -          -        -          -     (9,392)
                               -----------------------------------------------------------------------------------------------------
                                (6,542)   (2,850)        206        -         -         -          -        -          -     (9,186)
                               -----------------------------------------------------------------------------------------------------

FINANCING

Issue/(repayment) of other
 loans                            7,446    13,413        108     (11)     3,484   (3,041)      (428)       10        432      21,413
                               -----------------------------------------------------------------------------------------------------
                                  7,446    13,413        108     (11)     3,484   (3,041)      (428)       10        432      21,413
                               -----------------------------------------------------------------------------------------------------


INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.      ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (continued)

STATEMENTS OF CASH FLOWS
December 31, 1999

                                Intertek   Testing      Kite      ITS   Intertek   Testing    Yickson   Testing   Testing  Guarantor
                                 Testing  Holdings  Overseas  Holding    Testing  Holdings     Enter-  Holdings  Holdings    subsid-
                                Services       USA  Holdings  Limited   Services    Sweden     prises    France   Germany     iaries
                                     Ltd       Inc        BV              UK Ltd        AB    Limited      EURL      GmbH      Total
                               pound 000 pound 000 pound 000 pound 000 pound 000 pound 000  pound 000 pound 000 pound 000  pound 000
                               -----------------------------------------------------------------------------------------------------

NOTE B - ANALYSIS OF CHANGES
 IN NET DEBT

CASH AT BANK AT
 DECEMBER 31, 1998              (6,824)         -        123        1         3         1          5         -         -     (6,691)
Cash flows                        (749)         -      (103)      785       (3)       (1)        (4)         -         -        (75)
Exchange adjustments                  -         -       (13)     (13)         -         -          -         -         -        (26)
                               -----------------------------------------------------------------------------------------------------
CASH AT BANK AT
 DECEMBER 31, 1999              (7,573)         -          7      773         -         -          1         -         -     (6,792)
                               -----------------------------------------------------------------------------------------------------


DEBT DUE WITHIN 1 YEAR
AT DECEMBER 31, 1998           (16,333)         -      (260)    (232)   (1,629)     (383)    (2,317)         -         -    (21,154)
Cash flows                        5,956         -        339      430     5,610       722      7,680         -        61     20,798
Other non-cash movements             52         -      (359)    (676)   (5,103)     (771)    (8,149)         -      (61)    (15,067)
Exchange adjustments               (35)         -         15     (10)      (49)       (4)       (49)         -         -       (132)
                               -----------------------------------------------------------------------------------------------------
DEBT DUE WITHIN 1 YEAR AT
 DECEMBER 31, 1999             (10,360)         -      (265)    (488)   (1,171)     (436)    (2,835)         -         -    (15,555)
                               -----------------------------------------------------------------------------------------------------


DEBT DUE AFTER 1 YEAR AT
 DECEMBER 31, 1998             (57,568)         -    (3,595)  (3,174)  (34,899)  (20,819)   (33,983)         -   (5,167)   (159,205)
Debt issued in lieu of
 interest payment               (8,187)         -          -        -         -         -          -         -         -     (8,187)
Other non-cash movements          (160)         -        300      632     4,748       567      8,148         -        18     14,253
Exchange adjustments            (2,694)         -        372    (137)   (1,555)       302    (1,340)         -       530     (4,522)
                               -----------------------------------------------------------------------------------------------------
DEBT DUE AFTER 1 YEAR AT
 DECEMBER 31, 1999             (68,609)         -    (2,923)  (2,679)  (31,706)  (19,950)   (27,175)         -   (4,619)   (157,661)
                               -----------------------------------------------------------------------------------------------------


                               -----------------------------------------------------------------------------------------------------
TOTAL NET DEBT AT
 DECEMBER 31, 1999             (78,969)         -    (3,188)  (3,167)  (32,877)  (20,386)   (30,010)         -   (4,619)   (173,216)
                               -----------------------------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.

INTERTEK TESTING SERVICES LIMITED

(Registrant)

By:       /s/  RICHARD NELSON

        Name:  Richard Nelson

        Title: Director
        Date:  March 22, 2000

By:       /s/  WILLIAM SPENCER

        Name:  William Spencer
        Title: Director
        Date:  March 22, 2000