Form 20-F
period 2000-12-31
INTERTEK TESTING SERVICES LTD
filed 2001-03-22
CIK 1030557

As filed with the Securities and Exchange Commission on March 22, 2001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

|_|	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|X|	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

|_|	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to ________________

Commission file number 333-6200

INTERTEK TESTING SERVICES LIMITED
(Exact name of Registrant as specified in its charter)

ENGLAND
(Jurisdiction of incorporation or organisation)

25 SAVILE ROW, LONDON, W1S 2ES, ENGLAND
(011) 44-20-7396-3400
(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each Exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

The Registrant’s Guarantees of $203 million aggregate principal amount of 10¼% Senior Subordinated Notes due 2006,

Series B issued by Intertek Finance plc (“the Issuer”), a subsidiary of the Registrant

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report.

69,172,061 Ordinary ‘A’ Shares of 1p each
11,578,635 Ordinary ‘B’ Shares of 1p each
105,478,482 Zero Coupon Redeemable Preference Shares of £1 each

Indicate by check whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes |X|      No |_|

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 |_|      Item 18 |X|

General information

Throughout this annual report, the term “Company” refers to Intertek Testing Services Limited and the terms “we”, “our”, “us”, “ITS” or “Group” refer to Intertek Testing Services Limited and its consolidated subsidiaries. References to “sterling” and “£” are to Great British pounds and all references to “dollars” or “$” are to United States dollars. Our historical consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”) and are presented in sterling. UK GAAP differs in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). For a discussion of the most significant relevant differences between U.K. GAAP and U.S. GAAP, see note 30 to our consolidated financial statements.

PART I

Item 1: Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2: Offer Statistics and Expected Timetable

Not applicable.

Item 3: Key Information

Selected financial data

We set out in the following table selected financial data for Inchcape Testing Services (the “Predecessor Company”) and ITS. The income statement data for the period from January 1 to October 7, 1996 and the balance sheet data at October 7, 1996 are derived from the combined financial statements of the Predecessor Company. The income statement data for the period from October 8 to December 31, 1996 and for the years ended at December 31, 1997, 1998, 1999 and 2000 and the balance sheet data at December 31, 1996, 1997, 1998, 1999 and 2000 are derived from the audited consolidated financial statements of ITS. Our acquisition from Inchcape plc was accounted for under the purchase method of accounting, and as a result of the acquisition, financial data relating to the Predecessor Company generally will not be comparable to that of ITS with respect to interest expense, amortisation of debt issuance costs incurred in connection with the acquisition and income from other Inchcape plc companies.

In order to provide a meaningful five year history, the table includes income data for the year ended December 31, 1996 (“Supplemental Period 1996”). This data is derived from information reported for the Predecessor Company for the period from January 1 to October 7, 1996 and from information reported by the Group for the period from October 8 to December 31, 1996, adjusted for the acquisition and post acquisition financing and to reflect the accounting policies adopted by the Group. In addition, the results have been retranslated to reflect the cumulative average exchange rates for the year ended December 31, 1996.

The selected financial data is prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP as described in note 30 to our Consolidated Financial Statements. This table should be read in conjunction with our Consolidated Financial Statements and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Selected Financial Data (continued)

Amounts in £m	Predecessor Company		ITS

	Period from January 1 to October 7, 1996		Period from October 8 to December 31, 1996		Supple- mental Period 1996 (unaudited)	Year ended December 31, 1997	Year ended December 31, 1998	Year ended December 31, 1999	Year ended December 31, 2000

Income Statement data

Amounts in conformity with U.K. GAAP:

Revenues
Continuing operations		211.9		68.3	280.1	303.2	337.8	351.2	398.4
Discontinued operations		31.7		12.2	43.6	40.8	22.0	11.3	0.7

Total		243.6		80.5	323.7	344.0	359.8	362.5	399.1

Operating income/(loss) before exceptional items
Continuing operations		22.5		10.1	32.9	37.3	44.8	48.0	60.0
Discontinued operations		2.0		0.1	2.3	3.2	(2.6)	(2.1)	(0.7)

Total		24.5		10.2	35.2	40.5	42.2	45.9	59.3

Operating income/(loss) after operating exceptional items
Continuing operations		19.7		7.7	25.6	33.4	30.8	58.5	66.9
Discontinued operations		2.0		(1.8)	2.3	3.2	(7.8)	(7.1)	(8.5)

Total		21.7		5.9	27.9	36.6	23.0	51.4	58.4

Net interest expense		(3.2)		(4.1)	(30.7)	(29.8)	(31.8)	(32.2)	(35.8)
Income/(loss) before taxation		23.9		0.1	(4.5)	6.9	(10.2)	21.6	7.4
Net income/(loss)		11.6		(1.4)	(9.6)	(1.6)	(20.6)	9.0	(7.1)

Amounts in conformity with U.S. GAAP:

Operating income/(loss)	b)	20.6	b)	(9.8)	a)	8.2	7.1	37.7	58.2
Income/(loss) from continuing operations before taxation and minority interest	b)	22.8	b)	(15.7)	a)	(21.6)	(24.7)	8.0	19.3
Net income/(loss)	b)	2.9	b)	(11.3)	a)	(28.2)	(35.1)	(4.6)	1.2

a)	Information is not available for the Supplemental Period 1996.

b)	Continuing and discontinuing operations have been reported as a combined total because separate information for discontinued operations is not available for the October 31, 1996 and December 31, 1996 periods.

Selected Financial Data (continued)

Amounts in £m	Predecessor Company	ITS

	October 7, 1996	December 31, 1996		Supple- mental Period 1996 (unaudited)	December 31, 1997	December 31, 1998	December 31, 1999	December 31, 2000

Balance Sheet data

Amounts in conformity with U.K. GAAP:

Cash	n/a		33.5	a)	25.2	16.8	20.2	21.3
Total assets	n/a		152.8	a)	145.3	163.8	178.6	209.3
Total debt	n/a		268.9	a)	277.3	295.8	293.6	322.4
Shareholders’ deficit	n/a		(198.9)	a)	(206.8)	(221.4)	(202.5)	(220.7)

Amounts in conformity with U.S. GAAP:

Cash	n/a	b)	33.5	a)	23.1	17.3	23.5	21.3
Total assets	n/a	b)	424.7	a)	378.6	369.9	364.4	492.0
Total debt	n/a	b)	296.8	a)	305.4	325.2	329.7	360.9
Shareholders’ equity/(deficit)	n/a	b)	63.3	a)	20.1	(26.3)	(43.3)	(62.8)

a)	Information is not available for the Supplemental Period 1996.

b)	Continuing and discontinuing operations have been reported as a combined total because separate information for discontinued operations is not available as at October 31, 1996 and December 31, 1996.

Selected Financial Data (continued)

Amounts in £m	Predecessor Company		ITS

	Period from January 1 to October 7, 1996		Period from October 8 to December 31, 1996		Supple- mental Period 1996 (unaudited)	Year ended December 31, 1997	Year ended December 31, 1998	Year ended December 31, 1999	Year ended December 31, 2000

Other Financial Data

Amounts derived from U.K. GAAP financial information:

Cash inflow from operating activities		28.3		11.3	a)	45.6	32.4	59.8	71.9
Returns on investments and servicing of finance		1.3		(1.3)	a)	(21.9)	(25.0)	(23.9)	(26.4)
Taxation		(8.2)		(3.3)	a)	(6.1)	(5.9)	(6.9)	(10.1)

Capital expenditure and financial investment		(12.3)		(5.6)	a)	13.0	(14.0)	(17.5)	(26.1)
Acquisitions and disposals		6.7		(336.7)	a)	(9.4)	(11.7)	(5.0)	(0.6)

Equity dividends paid		(28.3)		—	a)	—	—	—	—

Cash (outflow)/inflow before financing		(12.5)		(335.6)	a)	(4.8)	(24.2)	6.5	8.7
Financing		3.2		370.4	a)	(1.9)	16.0	(1.6)	(7.3)

(Decrease)/increase in cash in the period		(9.3)		34.8	a)	(6.7)	(8.2)	4.9	1.4

Amounts derived from U.S. GAAP financial information:

Depreciation and amortisation	b)	12.2	b)	9.6	a)	33.4	33.2	31.7	25.7

Capital expenditure	b)	12.4	b)	5.7	a)	11.5	12.7	17.5	26.0

Net cash provided by operating activities	b)	16.7	b)	6.8	a)	14.3	4.0	34.7	31.5
Net cash used in investing activities	b)	(5.6)	b)	(342.3)	a)	(20.0)	(25.2)	(23.9)	(23.2)
Net cash (used in)/ provided by financing	b)	(20.3)	b)	370.2	a)	(0.8)	15.9	(4.6)	(11.0)

a)	Information is not available for the Supplemental Period 1996.

b)	Continuing and discontinuing operations have been reported as a combined total because separate information for discontinued operations is not available for the October 31, 1996 and December 31, 1996 periods.

Exchange rates

On March 12, 2001, the dollar noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) was 1.47.

The following table sets out, for the periods indicated, the period average rate calculated from the average of the Noon Buying Rate on the last business day of each full month during the period and where the period is less than one full month, the last day of the period.

Year ended December 31,	Period Average

1996	1.56
1997	1.64
1998	1.66
1999	1.61
2000	1.51

The following table sets out, for the periods indicated, the high and low exchange rates during the previous six months.

	High	Low

September 2000	1.48	1.40
October 2000	1.48	1.42
November 2000	1.46	1.40
December 2000	1.50	1.42
January 2001	1.51	1.45
February 2001	1.48	1.43

Capitalization and indebtedness

Not applicable.

Reasons for the offer and use of proceeds

Not applicable.

Risk Factors

Significant leverage and ability to service debt could affect our ability to grow and service our debt obligations

We are highly leveraged. At December 31, 2000 we had £330.9 million in total borrowings on a consolidated basis and £112.7 million of shareholders’equity. We may incur additional indebtedness in the future, subject to certain limitations in the instruments governing the Company’s and its subsidiaries’ indebtedness. The degree to which we are leveraged could have important consequences for holders of our debt and our subsidiaries’debt, as well as for our operations and financial position, including (i) our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be limited, (ii) we must dedicate a substantial portion of our cash flow to the payment of interest on our indebtedness, reducing the funds available to us for other purposes; (iii) some of our indebtedness bears interest at floating rates, which may make ITS vulnerable to increases in interest rates; (iv) certain loans incurred in connection with our acquisition are secured and rank in priority to holders of the 10.25% Senior Subordinated Notes Due 2006 (the “Notes”) issued by our subsidiary, Intertek Finance plc, and will come due prior to the Notes becoming due; (v) our indebtedness imposes numerous financial and other restrictive covenants that limit our ability to, among other things, borrow additional funds, dispose of assets or pay cash dividends and the failure to comply with such restrictions may result in an event of default which, if not cured or waived, could have a material adverse effect on our business, and (vi) our substantial leverage may hinder our ability to adjust rapidly to changing market conditions and could make us more vulnerable in the event of a downturn in general economic conditions or our business.

Our ability to make scheduled payments of the principal of, or to pay interest on, or to refinance our indebtedness and to make scheduled payments under our operating and capitalised leases depends on our future performance, which to a certain extent is subject to economic, financial, competitive and other factors beyond our control. Based upon the current level of operations and anticipated growth, management believes that available cash, together with available borrowings under our credit agreements and other sources of liquidity, will be adequate to meet our anticipated requirements for working capital, capital expenditures, research and development expenses, interest payments and scheduled principal payments. We can offer no assurance, however, that our business will continue to generate sufficient cash flow from operations in the future to pay principal and interest on indebtedness. If unable to do so, we will be unable to repay our existing debt and may be required to refinance all or a portion thereof (including the Notes), to sell assets or to obtain additional financing. We can offer no assurance that any such refinancing would be possible or that any such sales of assets or additional financing could be achieved.

The right of payment of holders of the Notes is subordinate to senior indebtedness

The Notes issued by our subsidiary, Intertek Finance, are subordinated in right of payment to all existing and future senior indebtedness of Intertek Finance. The Notes are guaranteed on a senior subordinated basis by the Company and certain of its other subsidiaries. The guarantees of the Notes are subordinated in right of payment to all existing and future senior indebtedness of the guarantors. As of December 31, 2000, the Company and the other guarantors of the Notes have £323.9 million of senior indebtedness outstanding. The Notes and the guarantees will rank at least pari passu with all present and future subordinated indebtedness of Intertek Finance and the guarantors of the Notes.

Adverse consequences of our company structure

The Company, Intertek Finance and the guarantors of the Notes have no operations of their own. As a result, they are wholly dependent on the earnings of the operating companies that are their subsidiaries. Generally, claims of creditors of a subsidiary, including trade creditors, secured creditors and creditors holding indebtedness and guarantees issued by such subsidiary, and claims of preferred stockholders (if any) of such subsidiary, will have priority with respect to the assets and earnings of such subsidiary over the claims of the creditors of its parent company, except to the extent the claims of creditors of the parent company are guaranteed by such subsidiary. The Notes therefore are effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of the direct and indirect subsidiaries of the Company, Intertek Finance and each other guarantor of the Notes. As of December 31, 2000, the total liabilities, including provisions for liabilities and charges of all of the operating subsidiaries was £101.3 million. Although there are restrictions on us that limit the incurrence of indebtedness and preferred stock of certain subsidiaries, such limitations are subject to a number of significant qualifications. Moreover, our subsidiaries may incur liabilities that are not considered indebtedness or preferred stock. In addition, the ability of certain subsidiaries of ITS and the other guarantors of the Notes to pay dividends may be restricted by, among other things, applicable corporate and other laws and regulations and by the terms of agreements to which such subsidiaries become subject. Although there are limits on the ability of such subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments, such limitations are subject to a number of significant qualifications.

Restrictive covenants in loan agreements and our shareholders’ agreement could hinder our ability to grow and service our debt

The indenture for the Notes, the Subscription and Shareholders’ Agreement among the Company and the holders of certain classes of its shares (the “Shareholder’s Agreement”), and ITS’ loan agreements impose operating and financial restrictions that restrict, among other things, the ability of the Company, Intertek Finance and the other guarantors of the Notes (i) to incur additional indebtedness; (ii) to incur liens; (iii) to pay dividends or make certain other restricted payments; (iv) to enter into certain transactions with affiliates; (v) to incur indebtedness that is subordinate in right of payment to senior indebtedness but senior in right of payment to the Notes; (vi) to impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to Intertek Finance, the Company or other guarantors of the Notes; (vii) to merge or consolidate with other persons; or (viii) to sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of Intertek Finance or a guarantor of the Notes.

In addition, other agreements, including the credit agreement entered into by the Company in November 1996, as amended (the “Credit Agreement”), prevent the prepayment of certain indebtedness (including the Notes) and require that the Company maintain certain financial ratios and meet certain financial condition tests. The Company’s ability to meet those financial ratios and tests can be affected by events beyond its control, and we can offer no assurance that the Company will meet these tests. A breach of any of these covenants could result in default under these agreements, and under other agreements containing cross default provisions, which would permit lenders to declare outstanding amounts, together with interest, to be immediately due and payable. If Intertek Finance, the Company and the other guarantors of the Notes were unable to pay those amounts, the lenders could proceed against the collateral securing that indebtedness, which collateral includes the capital stock of the guarantors of the Notes. If the amounts outstanding under certain credit agreements were to be accelerated, holders of the Notes could also accelerate the payment thereof. If some or all of the indebtedness of Intertek Finance or its affiliates was to be accelerated, we can offer no assurance that the assets of the Company, Intertek Finance and the other guarantors of the Notes would be sufficient to repay that indebtedness in full, including the Notes.

Certain insolvency laws and other considerations

Each of Intertek Finance, Intertek Testing Services UK Limited (“UKCo”), which is one of the guarantors of the Notes, and ITS are limited companies organized under the laws of England. Accordingly, insolvency proceedings with respect to either Intertek Finance, UKCo or ITS are likely to proceed under, and be governed by UK insolvency laws.

The procedural and substantive provisions of UK insolvency and administrative laws generally are more favorable to secured creditors than comparable provisions of the US law and afford other creditors only limited protection from such secured creditors. Although the Notes are secured by a second priority lien on certain intercompany notes, the lenders under the Credit Agreement have a first priority lien on the notes evidencing the intercompany loans, and the capital stock of certain of the Company’s subsidiaries have been pledged to secure the loans. Under the terms of an intercreditor deed entered into in connection with the offering of the Notes, after the occurrence of an insolvency event, the security trustee under the Credit Agreement shall have the right to direct the disposition of any collateral. In connection with a sale of the capital stock of a subsidiary guarantor pursuant to an enforcement of security, the applicable subsidiary guarantee and second lien on an Intercompany Note will be released. In addition, under UK insolvency law, the liabilities of Intertek Finance, UKCo and the Company in respect of the Notes and the guarantees, respectively, will be paid in the event of a bankruptcy or similar proceeding after certain debts of Intertek Finance, UKCo or the Company, as the case may be, which are entitled to priority under UK law. Such debts may include (i) amounts owed to the UK Inland Revenue, (ii) amounts owed to UK Customs and Excise, (iii) amounts owed in respect of UK Social Security contributions, (iv) amounts owed in respect of occupational pension schemes and (v) amounts owed to employees.

Litigation can arise from our normal operations

If we perform a test, inspection or certification inaccurately or improperly then a commercial dispute or litigation may arise for damages. Although we have a well established quality assurance programme to mitigate such occurrence, from time to time we are involved in various claims and lawsuits incidental to the ordinary course of our business. We maintain a professional indemnity insurance policy that provides coverage, appropriate to our operations, for most customer claims arising from errors or omissions in work undertaken, although claims up to the deductible are self-financed.

In particular, as is set forth in greater detail under Item 8 below, two of our subsidiary corporations are currently involved in investigations by the US Environmental Protection Agency (“EPA”).

We are unable to predict the outcome of these actions. However, on the basis of currently available information, we consider that the costs to ITS of any civil and criminal penalties arising from this investigation that may be legally enforceable are unlikely to have a material adverse effect on the financial position of ITS in the foreseeable future, although we are not able to quantify the cost of any adverse publicity. We have notified Inchcape plc of the investigation and are pursuing possible rights of recovery against Inchcape plc under the agreement pursuant to which Inchcape plc sold our business to us. Our group professional indemnity insurance policy may respond at least in part, to legal costs, civil damages and third party claims.

Environmental regulations may affect our business

We are subject to worldwide laws and regulations and ordinances that govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal of solid and hazardous wastes. In many jurisdictions these laws are complex, change frequently, and have tended to become more stringent over time. There can be no assurance that violations of such laws have not occurred or will not occur or be identified or that such laws will not change in the future in a manner that could materially and adversely affect our business. Such laws and regulations also may impose obligations to investigate and remediate or pay for the investigation and remediation of environmental conditions, and compensate public and private parties for related damages. In jurisdictions such as the United States, such obligations, including but not limited to those under the Comprehensive Environmental Response, Compensation and Liability Act, may be joint and several and may apply to conditions at properties presently or formerly owned or operated by an entity or its predecessors, as well as to conditions at properties at which wastes or other contamination attributable to an entity or its predecessors have been sent or otherwise come to be located. We can give no assurance that we will not incur such liability in connection with facilities we currently own or operate or other locations, in a manner that could materially adversely affect our business and financial position. We are aware of contamination at the following two properties which we presently own:

Cortland, New York, U.S.A., is a major ETL SEMKO operating location with a significant heating, ventilation and air conditioning testing capacity. Site contamination was discovered and clean up efforts were started several years ago. These clean up operations cost $50,000 in 2000, and we estimate ongoing clean up operation costs of about $50,000 to $100,000 per annum for 10 years. There is a risk that the regulators may require more expensive remedial work.

In April 1998, we decided to move our existing Caleb Brett operations in Antwerp to a newly acquired site following an acquisition in Belgium. After vacating our original site, we became aware of soil contamination under the building. We estimate that clean up operations will last for about one year and will cost approximately £90,000. The clean up plan was approved by the Belgian authorities and the clean up operation has commenced.

In connection with our acquisition from Inchcape plc on November 6, 1996, we obtained rights to indemnification from Inchcape plc in certain circumstances for breaches of Inchcape plc’s environmental representations and warranties in the related acquisition agreement. Those rights to recover for breach of warranty are subject to limitations, however, including the necessity that amounts sought from Inchcape plc exceed £250,000, and the requirement that we give notice to Inchcape plc prior to the fifth anniversary of the closing of the acquisition, depending on the issue involved. We have notified Inchcape plc of the contamination at both of the above sites but we can give no assurance that this or any other material environmental liability will be covered by such indemnification rights.

ITS’ principal shareholder may have interests different to those holders of the Notes

As of December 31, 2000, approximately 45.18% of the outstanding Ordinary A and B shares of the Company were held by funds managed by Charterhouse, and ITS owns all of Intertek Finance’s voting stock. As of December 31, 2000, approximately 55.78% of the outstanding redeemable preference shares of the Company were held by funds managed by Charterhouse. Circumstances may give rise to perceived or actual conflicts of interests between Charterhouse as shareholder and the Note holders.

Our revenues are dependent on economic and political conditions

Each of our divisions service a different market, and the revenues of each division are dependent upon the condition of the market it services. In particular, the revenues of Labtest and ETL SEMKO are dependent on the market for manufactured goods, and the revenues of Caleb Brett are dependent upon the petroleum and petrochemical market. Our FTS division works for governments in developing countries where there can be longer payment cycles for accounts receivable and contracts can be terminated at short notice at the sole discretion of the government. We believe the diversified nature of our operations can reduce the effect of various market shocks. However, we can offer no assurance that future changes in underlying markets, or at ITS, the inherent instability within our markets, will not adversely affect our revenues. In addition, our subsidiaries are located throughout the world, and we are subject to certain risks inherent in doing business in international markets, including political instability and change, variations in effective income tax rates, difficulties in collecting accounts receivable, longer payment cycles and withholding taxes that limit the repatriation of earnings. One or more of these factors could have an adverse effect on our international operations.

For instance, in January 1999, the Nigerian government unexpectedly announced that its pre-shipment inspection programmes would cease in March 1999. This had a negative effect on our revenues and operating income in 1999. In September 1999, the new government in Nigeria re-introduced inspection programmes but awarded us a smaller part of the contract. The new programme has started slowly. Pre-shipment inspection programmes in Colombia and Ghana also ceased in 2000.

Fluctuations in foreign currency exchange rates may have a material impact on our results of operations and financial position

Over 80% of our revenues are generated by operations outside the United Kingdom and therefore fluctuations in exchange rates between the currencies in which these revenues are denominated and sterling may have a material impact on our results of operations and financial condition. Over 50% of our revenues and the majority of our borrowings, interest payments and debt repayments are denominated in US dollars or currencies linked to the US dollar, such as the Hong Kong dollar. Where there is material transaction exposure from currency rate movements we take out forward foreign exchange contracts to minimise this exposure.

Changes in regulations can adversely affect our revenues

One of the activities of our ETL SEMKO division is the testing of products to determine if such products meet legally required standards established in North America, individual European country standards and/or standards established by European Union directives and then issuing safety marks certifying the product’s compliance with the relevant standard. Our revenues could be adversely affected if government authorities adopt uniform safety standards or eliminate various safety requirements. In addition, the European Union currently allows manufacturers to self-certify their products under the CE safety mark. Although many manufacturers continue to rely on outside testing agencies such as ITS for certification rather than self-certifying, we can give no guarantee that companies will not self-certify their products in the future. Furthermore, to the extent other government authorities permit manufacturers to self certify their products, demand for our services could decline.

Forward-looking statements

The following statement is made pursuant to the safe harbour provisions for forward-looking statements described in the Private Securities Litigation Reform Act of 1995. Some of the information in this annual report on Form 20-F contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “expect”, “anticipate”, “believe”, “seek”, “estimate” and similar words. Statements that we make that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of our future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements.

Item 4: Information on the Company

History and development of the company

Both our legal and our commercial name is Intertek Testing Services Limited. We are a private company limited by shares, originally incorporated under the English Companies Act 1985 on July 19, 1996. We are a holding company and our business is conducted by 148 subsidiaries in 94 countries. Prior to November 1996, our business operated as a division of Inchcape plc called Inchcape Testing Services. In November 1996, a management buyout led by Charterhouse Development Capital Limited purchased Inchcape Testing Services from Inchcape plc, forming the Intertek Testing Services group (“ITS”). Our global business is the testing, inspection and certification of manufactured goods and commodities to customers throughout the world. Our registered office is located at 25 Savile Row, London, W1S 2ES and the telephone number at that location is (44) 20 7396 3400. Our agent for service of process in connection with our Senior Subordinated Notes is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

In 1998, we sold our Environmental Testing division as the returns from this division were unsatisfactory.

Despite extensive restructuring in 1999, our minerals testing division, Bondar Clegg, continued to generate operating losses and we considered that the outlook for minerals testing was poor, so we decided to exit this market. In the first quarter of 2000, we sold the businesses that comprised this division.

Our total capital expenditures for 1998, 1999 and 2000 were £14.1 million, £17.7 million and £26.4 million respectively. These expenditures were primarily for laboratory equipment, improvements to laboratories and for computer equipment. In 2000, we spent £3.6 million establishing a new Caleb Brett testing facility in the United Kingdom and £2.2 million on two electrical testing chambers in the United States. Principal capital expenditures currently in progress consist of approximately £1.0 million for setting up new laboratories in China and France and £2.1 million for a major upgrade to computer equipment in the United States. Our expenditure on the acquisition of new businesses in 1998, 1999 and 2000 was £11.3 million, £8.5 million and £ 2.0 million, respectively. The acquisitions were principally in our Caleb Brett and ETL SEMKO divisions and acquisitions were made in order to extend our geographical coverage and enhance our market position and strategic strengths.

Business overview

We are a leading international organisation engaged in the testing, inspection and certification of manufactured goods and commodities. We are organised into four operating divisions, each focusing on the testing, inspection and certification of different manufactured goods and commodities. Our customer base is diverse and different in each division and includes retailers, distributors, manufacturers, petroleum companies, traders and governments. The majority of our work is on a job by job basis except for the FTS division where over 90% of revenues are from term contracts. Apart from our government clients in the FTS division, no individual customer contributes more than 2% to the group’s revenues. We currently employ over 9,500 people and operate 479 inspection offices and 243 testing laboratories in 94 countries.

We believe that the growth of the Internet offers significant opportunities to expand our business. Increasingly, our customers are demanding closer integration between their systems and ours. We are actively improving our information technology systems to answer these demands. A new ordering, inquiry and reporting system is now online in the Caleb Brett division (“myCalebBrett.com”). Similar systems will be available in all our divisions in the near future. Other Internet based IT initiatives are also underway which will allow our divisions to provide better and more tailored services to our customers. This is in keeping with our commitment to put customers first.

An increasing number of commodities and products are being traded via the Internet, mainly on business-to-business but also business-to-consumer sites. We provide testing, inspection and certification services for many of the commodities and products traded, ensuring that customers are able to buy products over the Internet reliably and with confidence. We are working actively with sites to ensure we are integrated into their online buying and trading processes. Our goal is to be the service partner of choice in online inspection and testing. Our aim is to ensure that we have a market share in each e-business area equal to or greater than our market share in traditional business areas.

The following is a summary of revenues by division.

Revenues by division	1998 £m	1999 £m	2000 £m

Caleb Brett	123.0	137.2	157.5
ETL SEMKO	84.9	88.2	99.5
Labtest	64.6	78.3	94.0
Foreign Trade Standards	65.3	47.5	47.4

Continuing operations	337.8	351.2	398.4
Discontinued operations	22.0	11.3	0.7

Total	359.8	362.5	399.1

Revenues were attributable to subsidiaries operating in the following geographic areas.

Revenues by geographic area	1998 £m	1999 £m	2000 £m

Americas	137.0	143.3	163.5
Europe, Africa and Middle East	126.5	117.7	120.4
Asia and Far East	74.3	90.2	114.5

Continuing operations	337.8	351.2	398.4
Discontinued operations	22.0	11.3	0.7

Total	359.8	362.5	399.1

A detailed discussion of our results is given in the Operating and Financial Review and Prospects, elsewhere in Item 5 of this Annual Report.

An overview of each operating division is given below.

Caleb Brett

Caleb Brett was founded in 1885 and is a joint leader in the market for testing and inspecting crude oil, petroleum products and chemicals. We believe that Caleb Brett has strong name recognition coupled with an international reputation for reliability and confidentiality. Caleb Brett’s primary business is providing independent verification of the quality and quantity of crude oil, petroleum products and chemicals and, to a lesser extent, agricultural produce.

Business overview

Petroleum and chemical companies and traders require independent testing services to verify the quality and quantity of petroleum and chemical cargoes at the point of shipment. We believe that the market has benefited from increasingly complex and rigorous environmental regulation in North America and Europe, which has required increased testing. Also, multinational oil companies and petroleum traders are increasingly outsourcing their testing activities to companies such as Caleb Brett. Caleb Brett issues certificates that are internationally recognised as evidence of the quality and quantity of commodity shipments. Caleb Brett’s activities in petroleum and chemical testing are divided into three sub-divisions: Inspection, Inspection Related Testing and Free Standing Testing.

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

Free Standing Testing involves the analysis of samples unrelated to cargo shipments, including situations where an oil or chemical company or trader outsources its laboratory testing work to Caleb Brett.

Caleb Brett also performs marine surveying and agricultural inspection. Marine surveying is the evaluation of cargo damage, primarily for insurance purposes. Agricultural inspection and testing is the physical sampling, quantification, inspection and testing of commodities, such as vegetable oils and cotton.

Geographic coverage

Caleb Brett has 330 offices and 174 laboratories worldwide. Head offices are located in Singapore for Caleb Brett Asia, the United Kingdom for Caleb Brett Europe Africa Middle East, and the United States for Caleb Brett Americas.

Customers

Caleb Brett’s customers include oil and chemical companies and traders with whom we have well established long-term relationships. The majority of our oil company customers purchase services from Caleb Brett on a job-by-job, port-by-port basis. Caleb Brett does not have any customers which represent more than 5% of its revenues.

Sales and marketing

We believe that Caleb Brett has been able to increase its market share through its extensive network of facilities, its well equipped, quality-controlled and technically proficient laboratories, its reputation for service and its international co-ordination which leads to close contact with customers. Marketing is carried out on a global, regional and local level. The Internet is starting to become an important route to market.

Competition

Multinational oil companies typically split inspection and testing contracts between two or more suppliers to sustain competition. Based on our knowledge of the market for testing and inspecting crude oil, petroleum products and chemicals, we believe that Caleb Brett and Societe Generale de Surveillance are regarded as market leaders in this industry, together sharing over 50% of the market in 1999. Other global competitors include Inspectorate and Saybolt which each hold approximately 10% of the market. We believe that competition in this market will continue to be relatively stable as a result of high start-up and fixed costs, as well as the importance of brand name recognition.

Operations

All of Caleb Brett’s offices include staff capable of performing relevant sampling, testing and inspection operations. Field inspectors attend and superintend vessels during loading or discharge, sample the cargo and measure the cargo quantity. Laboratory technicians test samples. Caleb Brett uses sophisticated information systems to allow it to maximise reporting accuracy, minimise operating costs and turnaround times and offer the highest level of service to its customers.

Growth strategy

We believe that the market for traditional inspection related testing is mature in Europe and the United States, and we anticipate low growth in these regions. As a result of consolidation in the oil industry, there has been an increasing number of intercompany movements, which tend not to attract third party inspections. This decline has been offset by increasing business in Asia and Latin America where markets are developing and the state oil companies have privatised parts of their business. We intend to concentrate on maintaining our market share in Europe and the United States and expanding in developing countries, making acquisitions as appropriate. Free standing testing is the fastest growing sector within Caleb Brett, and we intend to continue investing in our petroleum and petrochemical laboratories. In addition, we plan to increase further our level of customer service through improved responsiveness combined with fast and accurate turnaround. This strategy is supported by tailored information technology solutions, for example a new ordering, inquiry, and reporting system called “myCalebBrett.com” which came online in 2000. Following the success of our outsourcing agreement with BP in the United Kingdom in 2000, a number of multinational oil companies and petroleum traders have expressed an interest in outsourcing their laboratories to Caleb Brett. We believe outsourcing will be a key growth area in 2001 and beyond. Caleb Brett made four small acquisitions in 2000 that expanded our range of services and geographic spread. In 2000, we sold a small loss adjusting business in Chile and a small loss making business in Thailand in which we had a 49% interest, ceased operating.

Personnel

Caleb Brett employs over 4,500 people in 57 countries. Less than 10% of employees are members of various unions around the world, with the majority being in continental Europe.

ETL SEMKO

ETL SEMKO tests and certifies electrical and electronic products, telecommunication equipment, building products and heating, ventilation and air conditioning equipment. ETL SEMKO also certifies the quality of management systems to standards such as ISO 9000 in North and South America and Europe. ETL is a long established brand name which traces its origins back to Thomas Edison in the United States. SEMKO is the name of the former state owned certification body in Sweden that we acquired in 1994. Prior to January 1999, ETL SEMKO was known as Conformity Assessment and prior to January 1998, this business was part of our Quality Systems division.

Business overview

ETL SEMKO’s activities are divided into the following three subdivisions: Conformity Assessment, Performance and Quality Management Systems.

Conformity Assessment primarily involves the testing of electronic, electrical and building products and telecommunications equipment to allow manufacturers to mark their products with nationally or regionally recognised safety marks and to have their products certified as complying with a number of nationally recognised performance standards. These services facilitate the sale of products to markets in any country around the world.

Safety marks owned and issued by ETL SEMKO include “ETL” (United States), “cETL” (Canada), “S” (Sweden) and “WH” (United States and Canada). ETL SEMKO is also authorised to apply the “GS” mark (Germany) and the “NOM” mark (Mexico). ETL SEMKO has Notified Body Status in the European Union and also has electro-magnetic compatibility, telephone and other accreditations required for products it tests and certifies. These safety marks and certifications are widely relied upon by manufacturers, retailers and consumers to ensure that products conform to the applicable standards. In some countries and for some products, the safety marks and certifications are a legal requirement. Even when not required by governmental regulation, many manufacturers continue to use our safety marks and testing and certification services to ensure product quality. For example, the “S” mark, which has not been mandatory in Sweden since 1990, continues to be widely used throughout that country as evidence that a product has met the applicable safety standards.

Performance testing is demanded by industry associations to guard against products that might damage consumer confidence in a particular industry. For example, we have been nominated by the Air Conditioning and Refrigeration Institute and the Gas Appliance Manufacturers Association in the United States to verify the accuracy of information provided in the yellow “Energy Guide” labels found on many appliances. We also test individual manufacturers’ products to provide independent competitive performance data, which can then be used for marketing.

Quality Management Systems’ activities involve the certification of the business processes and services of an organisation to ISO 9000. Certification involves a company defining and documenting its business processes and standards of service. Companies receiving certifications are subject to regular audits over time as a condition of continuing certification. ETL SEMKO manages this activity within North and South America. In Europe, this activity is performed through an associate company, Dekra, in which we have a 49% holding. In Asia, this activity is carried out within the Labtest division.

Geographic coverage

ETL SEMKO has 35 offices and 36 laboratories worldwide. Head offices are located in Sweden for ETL SEMKO Europe and Asia, and the United States for ETL SEMKO Americas.

Customers

ETL SEMKO’s customers include industrial companies such as Adtran, LG Electronics, Ericsson, Matsushita and Electrolux. We also have a number of long-standing relationships with various industry organisations, such as the Air Conditioning and Refrigeration Institute, which has been our customer since 1956. ETL SEMKO does not have any customers which represent more than 3% of its revenues.

Sales and marketing

ETL SEMKO provides a wide range of testing services near points of manufacture worldwide, and the goods tested by ETL SEMKO may be sold in all the major markets of the world. With its global sales force and its network of testing centres, ETL SEMKO benefits from the migration of manufacturing from North America and Europe to Asia and other parts of the developing world. For example, telephones manufactured in China for export to the United States are primarily tested in China to ensure compliance with the US Federal Communications Commission standards.

New business is obtained through a variety of means, including direct mailing, advertisements, tele-sales, seminars, trade shows, trade associations and customer visits and referrals. In Europe, ETL SEMKO’s customers tend to be larger, quality-conscious companies with a wide range of testing requirements. Typically, new business is obtained by the engineers, who are the primary point of contact for customers, offering new services to existing customers. In the United States, ETL SEMKO has a centralised marketing team based in its regional head office. Each member of this team is responsible for the marketing of a defined range of services (e.g. telecommunications, building products, electrical products, etc). In Asia, marketing is mainly carried out by marketing and sales executives. We have established an Asian marketing and sales group to co-ordinate marketing throughout the Asian region.

Competition

Based on our knowledge of the market in which we operate, we believe that ETL SEMKO has no direct global competitor offering the same range of services. Underwriters Laboratories, a non-profit organisation in the United States which is primarily engaged in safety mark testing, has the major share of consumer goods testing in the market in the United States and a small presence in Europe. The German Technischer Uberwachungs are nonprofit organisations which have the major market share in Germany with operations in America and Asia. We believe that ETL SEMKO has the potential to increase its market share as a result of its range of safety labels and accreditations, its brand name recognition, its global presence and the high startup costs and barriers to entry in the product testing and certification market. However, there is a possible trend towards increasing global harmonisation of standards and self-certification in lieu of third party testing which may have an adverse effect on the market for ETL SEMKO’s services.

Operations

ETL SEMKO has the experience to test and certify many types of products for a wide range of performance and safety features including electromagnetic emission of telecommunications, computers and other electronic equipment; the energy efficiency of heating, ventilation and air conditioning equipment; thermal and acoustic insulation properties of fire doors, glass and other building products; and the safety performance of sporting goods. We use a wide range of laboratory facilities and specialist test engineers.

Growth strategy

Our objective for ETL SEMKO is to increase our market share while maintaining our operating margin. We aim to achieve this by continuing to develop strong partnerships with our customers so that we can promote and provide all of our testing and certification services on a “one stop” basis. The continued development of our interactive websites and Internet marketing is an integral part of this strategy. A new Oracle computer system is being implemented in the United States that will allow customers on-line access to project status and test reports. We are increasingly organising ETL SEMKO into customer driven market segments such as telecommunications equipment, information technology equipment, medical equipment, building products and heating, ventilation and air conditioning equipment. We believe these segments allow for more focused and effective marketing. We have outsourcing partnerships with ABB, Electrolux and Ericsson, and we anticipate that outsourcing contracts will continue to be a growth area. In addition to the above initiatives, we are continuing to broaden the geographical spread of ETL SEMKO by making strategic acquisitions, particularly in Europe where the market is mature and organic growth is slower. We also acquire businesses that allow us entry into niche markets such as explosives-

related accreditation that we can then market globally. In March 2000 we acquired the assets of a small laboratory in Italy from Electrolux. This laboratory carries out electro magnetic compatibility testing for Electrolux and others, providing us with a facility in the fast growing Italian market. Also in March 2000, we acquired the Radio Communications Testing operation of ERA Technology in the United Kingdom. This operation was merged into our existing facility in Leatherhead and has enabled us to enter the mobile telephone handset testing market in the United Kingdom. In December 2000, we acquired a laboratory business in Japan which has test facilities for EMC, telecommunications and safety testing.

Personnel

ETL SEMKO employs approximately 1,600 people in 13 countries. Less than 12% of employees are members of various unions around the world, with the majority being in Sweden.

Labtest

Labtest is one of the largest international providers of testing and inspection services for textiles, toys, footwear, hardlines and other consumer products.

Business overview

Labtest performs testing to ensure that products meet safety standards and the specifications of distributors and retailers. The purchasers typically specify their own quality and performance standards, but may specify nationally recognised standards. Manufacturers operating in developing countries routinely seek such testing and inspection of consumer goods to assist them in selling their products to markets such as North America and Europe. Labtest divides its activities into the following subdivisions, Textiles, Toys, Inspection, Code of Conduct, Quality Management Systems and Risk Analysis and Management:

Textiles testing is principally an activity in which large textile and clothing retailers specify standards for the testing of products at the point of manufacture. Testing is mainly carried out for colour fastness, abrasion resistance, size conformity, shrinkage resistance and flammability. Based on our knowledge of the textile testing market and our competitors, we believe that Labtest is the world leader in textile testing.

Toys testing is mainly to ensure products conform to national and international safety standards. Services include design and packaging evaluation, safety testing, durability testing and performance testing.

Inspection primarily involves visual inspection of finished products at the manufacturer’s factory prior to shipment to verify the quantity, quality and basic specification of the products to be shipped. Inspection may be carried out on behalf of the manufacturer or the buyer.

Code of Conduct work has resulted from consumers and pressure groups being increasingly concerned about the social conditions to which workers in developed and developing countries are subjected. Code of Conduct audit work includes factory tours, document review and employee interviews. Retailers usually commission the audits and we work closely with both manufacturers and retailers to obtain the best all-round solution to any problems identified. The main focus of these audits is the review of child labour conditions, involuntary labour, coercion and harassment, health and safety, working hours, compensation and environmental protection.

Quality Management Systems involves the certification of the business processes and services of an organisation to ISO 9000 and similar standards. In China, Hong Kong and Taiwan, Quality Management Systems work is carried out through a partnership with the British Standards Institute. In addition, Quality Management Systems’ activities include pharmaceutical product testing. This involves testing equipment, utilities such as pure gases and air, installations and associated processes to standards issued by national and legal health authorities such as the Food and Drug Administration in the United States.

Risk Analysis and Management works with world market leaders to minimise the risk associated with toys, children’s clothes and other consumer products.

Geographic coverage

Labtest has 63 offices and 33 laboratories worldwide. The head office is located in Hong Kong.

Customers

Labtest’s customers are retailers, mainly in North America and Europe, and manufacturers, mainly in Asia. Customers include McDonalds and retailers such as Gap Inc, The Home Depot, Tommy Hilfiger (HK) Ltd and Li & Fung (Trading) Ltd. Labtest’s top ten customers account for approximately 20% of revenues.

Sales and marketing

Labtest provides a full range of testing services for both points of manufacture and retailers’ buying offices. Labtest is able to ensure that the goods tested may be sold in all the major markets in the world because it has the accreditations and reputation to meet the requirements of its retail and distribution customers worldwide. With its network of testing centres in developing countries, Labtest benefits from the migration of manufacturing from North America and Europe to Asia and other developing world regions. For example, our testing laboratory in Turkey offers American and European textile and garment importers a local testing service in the country of production. Labtest’s marketing efforts focus mainly on the major retailers of North America and Europe. Labtest assigns an account manager to most of these major retailers who is responsible for marketing to that client and providing a full range of services. The account manager is likely to be a specialist, for example, in textiles or inspection, and will draw upon the support of other experts within the division, as and when appropriate, to service the client.

Competition

Based on our knowledge of the markets in which we operate and our competitors’ performance, we believe that Labtest has 36% of the textile testing market, 20% of the toys testing market and 25% of the inspection market. Societe Generale de Surveillance competes with us in all these sectors, ACTS Testing Laboratories is a competitor primarily in the toys testing market and Merchandise Testing Laboratories competes with us primarily in the textiles testing sector.

Operations

Labtest has the expertise to inspect and test a wide range of consumer products to the specifications required by retailers and distributors. Labtest testing facilities are usually located near to the point of manufacture of the product and range from the largest textile testing laboratory in the world in Hong Kong to small startup operations in new territories such as Morocco. We employ experts in a number of specialist fields such as textile analysis and toy testing.

Growth strategy

We expect the market for Labtest to continue growing as a result of increasing sourcing of products from developing countries. In addition, Labtest benefits from the greater consumer desire for product varieties, the trend towards shorter product life cycles and increasing awareness of consumer protectionism. Labtest aims to continue its strong revenue growth while maintaining its operating margins. We anticipate an increase in the volume of consumer products purchased over the Internet which will potentially increase business for Labtest. We are developing our computer systems to allow our customers on line access to an ordering, reporting and analysis system. We continue to expand the geographical coverage of Labtest. In 2000 we opened offices in Bangladesh and Madagascar and laboratories in China and Thailand. Further expansion is planned in China.

Personnel

Labtest employs approximately 2,300 people in 21 countries. Korea is the only country where employees are members of a union.

Foreign Trade Standards

Business overview

FTS provides independent pre-shipment inspection services to the governments of developing countries to assist them in the enforcement of customs duties and exchange controls. FTS also provides inspection and testing services to government standards organisations to ensure that imports of specified products meet safety and other national standards. In providing these services, FTS inspects, tests and reviews at source the quantity, quality and price of goods to be shipped, to check that import duties are correctly calculated and that such goods comply with the laws, standards and relevant customs regulations of the importing country. This work is contracted directly with the governments and standards organisations of developing countries. This division also provides customs training services to customs departments. Pre-shipment inspection contracts fall into one of four categories:

Single Contracts	A single inspection organisation is successful at securing the contract with the government and inspects inbound trade shipments.

Shared Contracts	Two or three inspection organisations are selected to inspect imports and typically have responsibilities divided between them according to the location of the exporter. For example, one inspection organisation may cover imports from the Americas, a second, imports from Europe and Africa and a third, imports from Asia.

Competitive Contracts	A number of inspection companies are authorised to perform inspection work for the country concerned. Inspection work is performed by one of these organisations on a competitive basis. Competitive contracts are common in South America.

Standards Body Contracts	Independent product testing and certification services provided to a national Standards Body (e.g. the Saudi Arabian Standards Organisation (“SASO”), to confirm that products imported into the Kingdom of Saudi Arabia comply with relevant SASO or international standards).

In addition to pre-shipment inspection work, FTS also provides a wide range of inspection and expediting activities, usually focused on larger engineering plants and projects. The service covers review of specifications sent to suppliers, technical inspection activities, including witnessing of tests on finished products and materials.

Geographic coverage

FTS has 47 offices worldwide and its head office is located in the United Kingdom.

Customers

FTS’ customers include the governments of Argentina, Bangladesh, Ecuador, Georgia, Iran, Mexico, Mozambique, Nigeria, Uganda and Uzbekistan and the Saudi Arabian Standards Organisation. Some of these contracts may be cancelled at short notice. For example, in January 1999, the Nigerian government unexpectedly announced that its pre-shipment inspection programmes would cease in March 1999. This had a negative effect on our revenues and operating income in 1999. We have in the past, and may also in the future, experience delays in receiving payment for our services from certain governments. FTS’ largest customer accounted for 29% of its revenues in 2000.

Sales and marketing

FTS’ marketing efforts for government contracts are managed by a business development team based in London. Business development efforts require extensive work in the targeted country, including high level lobbying to encourage the government, usually via the Ministry of Finance or the government Standards Body, to issue a tender for pre-shipment inspection services. The marketing team also makes regular contact with major international organisations that advise countries on economic policy, such as the World Bank and the International Monetary Fund. In competitive contracts such as those in parts of Latin America, there needs to be a marketing effort to shippers and receivers of products and commodities. Local sales teams are used to promote FTS’ services to importers, against its competitors.

Competition

Four companies dominate the pre-shipment inspection market. The high cost of entry caused by the requirement to have an extensive worldwide inspection network has prevented newcomers from creating a significant impact. Based on the number of pre-shipment inspection programmes in existence and our knowledge of our competitors we estimate that we have about 16% of the pre-shipment inspection market, Societe Generale de Surveillance have approximately 39%, Bureau Veritas have about 26% and Cotecna have about 12%.

Operations

Inspection requirements typically involve verification of shipment quantity, quality, product specification and value. The requirement for inspection work is normally first notified in the country of import. FTS logs the job in its worldwide information system and notifies its regional office located near the exporter. FTS’ information system automatically generates fax notification to the exporter, informing it of the requirements for inspection. After the receipt of information from the exporter as to when and where the goods to be shipped may be inspected, FTS will despatch an inspector to the appropriate location. As well as our own full-time inspectors, we use the services of sub-contractors around the world, who operate on a pay-per-job basis, minimising fixed costs. Concurrently, the FTS office in the exporter’s region will check the invoice for consistency with the appropriate inspection result and for price. At this point, the FTS information system produces customs and other certificates for official use in the country of import.

Growth strategy

Our strategy for FTS is to focus on increasing our share of the global pre-shipment inspection market whilst maintaining both a minimum operating margin and a rigorous compliance programme to ensure that all employees and consultants operate professionally and ethically. Increasingly, governments with existing single pre-shipment inspection contracts and governments setting up new pre-shipment inspection programmes are keen to encourage competitive pricing. This trend has eroded the dominance of Societe Generale de Surveillance in the pre-shipment inspection market and allowed other inspection companies to gain market share. We are reducing operating costs by developing a web-based computer system that allows importers and exporters to enter their own information. We are also developing an on-line enquiry system that will allow clients to query an online database and determine the status of their files. We plan to develop Government Standards Programmes such as the SASO programme, which utilise the inspection services of our other divisions, thus maximising income for the group. We anticipate that Customs Reform contracts, such as the contract in Georgia, will be a growth area, and we are developing information technology systems and training personnel in customs reform services.

Personnel

FTS employs approximately 750 people in 17 countries.

Organizational structure

We are organised under the English Companies Act 1985 and, as set forth in our Memorandum and Articles of Association. Intertek Testing Services Limited is the ultimate parent company for the 148 subsidiary companies that conduct our business on a worldwide basis. Our significant operating subsidiaries are detailed below. All these subsidiaries are wholly owned. Intertek Testing Services Hong Kong Limited and Intertek Testing Services NA Inc. each contributed more than 10% of the operating income from continuing businesses for the Group in 2000. All other subsidiaries contributed less than 10% each. Intertek Testing Services NA Inc. and Caleb Brett USA Inc. each contributed more than 10% of the total assets of the Group at December 31, 2000. All other subsidiaries contributed less than 10% each. Revenues from the operations listed below comprised 66% of continuing group revenues for 2000.

Country of incorporation and company name	Principal activity

France
Intertek Testing Services France SARL	Labtest / FTS

Hong Kong
Intertek Testing Services Hong Kong Limited	Labtest / Caleb Brett / ETL SEMKO

Sweden
SEMKO AB	ETL SEMKO

Taiwan
Intertek Testing Services Taiwan Limited	Labtest / Caleb Brett / ETL SEMKO

United Kingdom
Intertek Testing Services International Limited	FTS
ITS Testing Services (UK) Limited	Caleb Brett

United States and Canada
Caleb Brett USA Inc	Caleb Brett
Intertek Testing Services NA Inc.	ETL SEMKO
Intertek Testing Services NA LTD	ETL SEMKO
RAM Consulting Inc.	Labtest

Property, plant and equipment

At December 31, 2000, we operated from 479 offices and 243 laboratories in 94 countries. The majority of laboratories have approximately 10,000 to 20,000 square feet of space. Most of our properties are leased and approximately 76% of our leases expire in less than five years. Our principal executive office is located in London, England and occupies 6,960 square feet under a lease expiring in June 2006. The other leased premises have remaining terms generally ranging from 1 to 24 years. Our Labtest operation in Hong Kong currently occupies 180,800 square feet of a building in Kowloon which it rents under various two year leases. The majority of the leases expire in 2001 and we currently expect that they will be renewed.

We own a small number of sites that had a net book value of £8.5 million at December 31, 2000. The ETL SEMKO facility in Stockholm, Sweden occupies 161,400 square feet and accounts for £4.6 million of that total. The Caleb Brett facility in Rotterdam, the Netherlands, which occupies 34,000 square feet and is owned by ITS Caleb Brett Nederland BV, has a net book value of £0.9 million. The ETL SEMKO facility in Cortland, New York, which occupies 150,000 square feet and is owned by Intertek Testing Services NA, Inc., also has a net book value of £0.9 million. We believe that our facilities are suitable for their present and intended purposes and are adequate for our current and expected levels of operations.

We are aware of contamination at the following two properties which we presently own.

Cortland, New York, United States

Cortland is a major ETL SEMKO operating location with a significant heating, ventilation and air conditioning testing capacity. Site contamination was discovered and clean up efforts were started several years ago. These clean-up operations cost approximately $50,000 in 2000, and we estimate ongoing clean up operation costs of about $50,000 to $100,000 per annum. There is a risk that the regulators may require more expensive remedial work.

Antwerp, Belgium

In April 1998, we decided to move our existing Caleb Brett operations in Antwerp to a newly acquired site following an acquisition in Belgium. After vacating our original site, we became aware of soil contamination under the building. We estimate that clean up operations will last for about one year and will cost approximately £90,000. The clean up plan was approved by the Belgian authorities and the clean up operation has commenced.

In connection with our acquisition from Inchcape plc on November 6, 1996, we obtained rights to indemnification from Inchcape plc in certain circumstances for breaches of Inchcape plc’s environmental representations and warranties in the related acquisition agreement. Those rights to recover for breach of warranty are subject to limitations, however, including the necessity that amounts sought from Inchcape plc exceed £250,000, and the requirement that we give notice to Inchcape plc prior to the fifth anniversary of the closing of the acquisition, depending on the issue involved. We have notified Inchcape plc of the contamination at both of the above sites but we can give no assurance that this or any other material environmental liability will be covered by such indemnification rights.

Intellectual property

We own or have the right to use various patents, copyrights, trademarks, service marks and certification marks in the United States and worldwide. We use our well-known certification marks to signify to consumers that a product bearing such a mark meets various nationally and/or internationally recognised safety standards. ETL SEMKO issues the proprietary “ETL” (U.S.), “cETL” (Canada), “S” (Northern Europe), and “WH” (US and Canada) safety marks, and is accredited to authorise the application of the “GS” mark in Germany and the “NOM” mark in Mexico. We also use other trade names, registered and unregistered, such as “Caleb Brett”, “SEMKO”, “Intertek”, “ITS”, “Labtest” and “Warnock Hersey ”. We believe that our brand and trade names provide us with significant competitive advantage in marketing our services. Invalidation of several of these marks, through a lawsuit or governmental proceeding, could have a materially adverse effect on our business. In addition, invalidation of a mark with great commercial importance in a particular country could have a materially adverse effect on our business in that country.

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

Item 5: Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, and the other financial information included elsewhere in this document. Our consolidated financial statements are prepared in accordance with U.K. GAAP and we discuss in note 30 to the financial statements the principal differences between UK and U.S. GAAP as they relate to us. This discussion contains forward-looking statements based on assumptions about our future business. Our actual results could materially differ from those contained in the forward-looking statements.

Impact of exchange rates

Our financial statements are reported in pounds sterling (“sterling” or “£”). We have 148 subsidiary companies, of which 136 report in currencies other than sterling. Subsidiaries report in the currency of the country in which they are domiciled, apart from those based in countries where there is hyperinflation, which report in their functional currency which is US dollars. We translate the results of overseas operations into sterling at the cumulative average exchange rates for the period, and our results can therefore vary from period to period because of fluctuations in exchange rates which are unrelated to the underlying operational performance.

We set out below a discussion of our operating results and financial condition for the years ended 1998, 1999 and 2000, followed by a detailed review of the performance of each division. The tables below show growth rates of 1999 over 1998 and 2000 over 1999 at actual exchange rates and at comparable exchange rates. The actual growth rate is the percentage change of one period over the prior period where each period is translated into sterling using the exchange rates applicable in that period. The comparable growth rate is the percentage change of one period over the prior period where both periods are translated into sterling using the prior period’s exchange rates. This reflects the underlying growth in revenues and operating income without the fluctuations caused by changes in translation rates. We do not hedge translation exchange rate exposure.

Over 50% of our revenues and the majority of our borrowings, interest payments and debt repayments are denominated in US dollars or currencies linked to the US dollar, such as the Hong Kong dollar. Where there is material transaction exposure from currency rate movements we take out forward foreign exchange contracts to minimise this exposure.

Summary of results of continuing operations

Revenues

Our revenues are derived from our inspection, testing and certification activities. Our customer base is diverse and different in each division and includes retailers, distributors, manufacturers, petroleum companies, traders and governments. Apart from our government clients in the FTS division, no individual customer contributes more than 2% to the group’s revenues. The majority of our work is on a job by job basis except for the FTS division where over 90% of revenues are from term contracts.

The table below compares revenues by division for 1998 and 1999 at actual and comparable exchange rates.

Revenues by division	1998 £m	1999 £m	Growth/ (decline) £m	Actual %	Comparable %

Caleb Brett	123.0	137.2	14.2	11.5	11.7
ETL SEMKO	84.9	88.2	3.3	3.9	2.4
Labtest	64.6	78.3	13.7	21.2	18.6

Sub total	272.5	303.7	31.2	11.5	10.4
Foreign Trade Standards	65.3	47.5	(17.8)	(27.3)	(28.9)

Continuing operations	337.8	351.2	13.4	4.0	2.8
Discontinued operations	22.0	11.3	(10.7)	(48.6)	(45.5)

Total	359.8	362.5	2.7	0.8	(0.1)

Revenues from continuing operations grew by £13.4 million or 2.8% at comparable rates in 1999 over 1998. The growth was 4.0% at actual rates. The higher growth rate at actual rates is due to translation gains arising from the strength of the US dollar and currencies linked to the US dollar, against sterling. We discuss these results in more detail in the operating and financial review by division.

Revenues from discontinued operations included Environmental Testing which ceased operating in 1998 and Bondar Clegg which ceased operating in 2000.

In 1998 and 1999 revenues were generated by operations in the following geographic areas:

Revenues by geographic area	1998 £m	1999 £m	Growth/ (decline) £m	Actual %	Comparable %

Americas	137.0	143.3	6.3	4.6	4.2
Europe, Africa and Middle East	126.5	117.7	(8.8)	(7.0)	(6.3)
Asia and Far East	74.3	90.2	15.9	21.4	15.7

Continuing operations	337.8	351.2	13.4	4.0	2.8
Discontinued operations	22.0	11.3	(10.7)	(48.6)	(45.5)

Total	359.8	362.5	2.7	0.8	(0.1)

In 1999, 41% of revenues from continuing operations were generated in the Americas (1998: 40%), 33% in Europe, Africa and the Middle East (1998: 37%), and 26% in Asia and the Far East (1998: 23%). In 1999, we had operations in 85 countries, an increase of 2 over 1998. In 1999, 34% of revenues were generated in the United States (1998: 34%), 15% in the United Kingdom (1998: 19%) and 13% in Hong Kong (1998: 12%). No other individual country accounted for more than 10% of revenues in either 1999 or 1998.

Revenues from the Americas increased by £6.3 million or 4.2% at comparable rates, in 1999 over 1998, primarily due to strong growth in Caleb Brett and ETL SEMKO in the United States. The growth rate was 4.6% at actual rates due to currency translation gains caused by the strength of the US dollar against sterling.

Revenues from Europe, Africa and the Middle East decreased by £8.8 million or 6.3% at comparable rates, in 1999 over 1998. This was primarily due to the cancellation of the Nigerian FTS programme which generated revenues in the United Kingdom and the disposal of our majority share in the Quality Management business in Sweden.

In Asia and the Far East, revenues increased by £15.9 million or 15.7% at comparable rates, in 1999 over 1998 due to strong growth in textiles and toys testing in Labtest and growth in Caleb Brett and ETL SEMKO. The growth rate was 21.4% at actual rates due to currency translation gains as the Hong Kong dollar reflected the strength of the US dollar against sterling.

The table below compares revenues by division for 1999 and 2000 at actual and comparable exchange rates.

Revenues by division	1999 £m	2000 £m	Growth/ (decline) £m	Actual %	Comparable %

Caleb Brett	137.2	157.5	20.3	14.8	11.8
ETL SEMKO	88.2	99.5	11.3	12.8	7.8
Labtest	78.3	94.0	15.7	20.1	14.7
Foreign Trade Standards	47.5	47.4	(0.1)	(0.2)	(2.1)

Continuing operations	351.2	398.4	47.2	13.4	9.6
Discontinued operations	11.3	0.7	(10.6)	(93.8)	(93.8)

Total	362.5	399.1	36.6	10.1	6.3

Revenues from continuing operations grew by £47.2 million or 9.6% at comparable rates in 2000 over 1999. The growth was 13.4% at actual rates. The higher growth rate at actual rates is due to translation gains arising from the strength of the US dollar and currencies linked to the US dollar, against sterling. Revenues in all divisions grew strongly apart from FTS where there was a small decline.

Revenues from discontinued operations in 1999 and 2000 comprised the Bondar Clegg division which ceased operating in 2000.

Revenues in 1999 and 2000 were generated by operations in the following geographic areas:

Revenues by geographic area	1999 £m	2000 £m	Growth/ (decline) £m	Actual %	Comparable %

Americas	143.3	163.5	20.2	14.1	7.3
Europe, Africa and Middle East	117.7	120.4	2.7	2.3	4.8
Asia and Far East	90.2	114.5	24.3	26.9	19.3

Continuing operations	351.2	398.4	47.2	13.4	9.6
Discontinued operations	11.3	0.7	(10.6)	(93.8)	(93.8)

Total	362.5	399.1	36.6	10.1	6.3

In 2000, 41% of revenues were generated in the Americas (1999: 41%), 30% in Europe Africa and the Middle East (1999: 33%), and 29% in Asia and the Far East (1999: 26%). In 2000, we extended our operations into 9 new countries which increased the total number of countries in which we operate to 94 (1999: 85). In 2000, 34% of revenues were generated in the United States (1999: 34%), 14% in the United Kingdom (1999: 15%) and 14% in Hong Kong (1999: 13%). No other individual country accounted for more than 10% of revenues in either 2000 or 1999.

Revenues from the Americas increased by £20.2 million or 7.3% at comparable rates, in 2000 over 1999, primarily due to strong growth in Caleb Brett and ETL SEMKO in the United States. The growth rate was 14.1% at actual rates due to currency translation gains caused by the strength of the US dollar against sterling.

Revenues from Europe, Africa and the Middle East increased by £2.7 million or 4.8% at comparable rates, in 2000 over 1999. Growth in revenues in Europe from outsourcing work and acquisitions was offset by the termination of the Nigerian inspection programmes in March 1999 and the cessation of a short term food aid programme which boosted Caleb Brett revenues in 1999. The growth rate was 2.3% at actual rates due to currency translation losses caused by the strength of sterling against other European currencies.

In Asia and the Far East, revenues increased by £24.3 million or 19.3% at comparable rates, in 2000 over 1999 due to strong growth in textiles and toys testing in Labtest and growth in Caleb Brett and ETL SEMKO. The growth rate was 26.9% at actual rates due to currency translation gains as the Hong Kong dollar reflected the strength of the US dollar against sterling.

Operating costs before exceptional items

Our operating costs principally comprise labour costs, property and equipment rental, depreciation and laboratory consumables. Operating costs for continuing operations increased by £10.3 million or 2.6% at comparable rates to £303.2 million in 1999 over 1998. Operating costs for continuing operations increased by £35.2 million or 8.0% at comparable rates to £338.4 million in 2000 over 1999. The costs increased broadly in line with revenues.

Operating income before exceptional items

The table below compares operating income before exceptional items, by division for 1998 and 1999 at actual and comparable exchange rates.

Operating income/(loss) by division	1998 £m	1999 £m	Growth/ (decline) £m	Actual %	Comparable %

Caleb Brett	13.4	14.8	1.4	10.4	9.7
ETL SEMKO	10.9	12.4	1.5	13.8	11.9
Labtest	16.9	21.6	4.7	27.8	23.7

Sub total	41.2	48.8	7.6	18.4	16.0
Foreign Trade Standards	8.1	3.1	(5.0)	(61.7)	(64.2)

Sub total	49.3	51.9	2.6	5.3	2.9
Central overheads	(4.4)	(3.9)	0.5	11.4	11.4

Continuing operations	44.9	48.0	3.1	6.9	4.2
Discontinued operations	(2.7)	(2.1)	0.6	—	—

Total	42.2	45.9	3.7	8.8	6.2

Operating income from continuing operations grew by £3.1 million or 4.2% at comparable rates in 1999 over 1998. The growth was 6.9% at actual rates. Excluding FTS and central overheads, operating income grew by £7.6 million or 16.0% at comparable rates. Over 60% of this growth came from textiles and toys testing in Labtest due to the increased demand for quality testing of consumer merchandise sourced from Asia and other developing countries. The decline in FTS operating income was caused by the cancellation of pre-shipment inspection programmes in Nigeria from March 31, 1999.

Operating income from discontinued operations included Environmental Testing which ceased operating in 1998 and Bondar Clegg which ceased operating in 2000.

The table below compares operating income before exceptional items, by division for 1999 and 2000 at actual and comparable exchange rates.

Operating income/(loss) by division	1999 £m	2000 £m	Growth/ (decline) £m	Actual %	Comparable %

Caleb Brett	14.8	16.6	1.8	12.2	8.8
ETL SEMKO	12.4	15.0	2.6	21.0	16.1
Labtest	21.6	27.8	6.2	28.7	21.3
Foreign Trade Standards	3.1	5.8	2.7	87.1	80.6

Sub total	51.9	65.2	13.3	25.6	20.0
Central overheads	(3.9)	(5.2)	(1.3)	(33.3)	(30.8)

Continuing operations	48.0	60.0	12.0	25.0	19.2
Discontinued operations	(2.1)	(0.7)	1.4	—	—

Total	45.9	59.3	13.4	29.2	23.1

Operating income from continuing operations grew by £12.0 million or 19.2% at comparable rates in 2000 over 1999. The growth was 25.0% at actual rates. All operating divisions contributed to this growth, particularly Labtest where the strong growth in textiles and toys testing continued. Caleb Brett benefited from new outsourcing work, and telecommunications testing grew well in ETL SEMKO. Existing and new FTS programmes contributed to the growth in operating income.

Operating losses from discontinued operations in 1999 and 2000 comprised Bondar Clegg which was sold in 2000.

Exceptional items

Operating exceptional items

	1998 £m	1999 £m	2000 £m

Foreign Trade Standards
Provision against Nigerian invoices	(20.1)	(8.0)	(2.6)
Payments from Nigerian government	7.9	19.3	12.2

Sub total	(12.2)	11.3	9.6
Restructuring costs	—	(2.6)	—

	(12.2)	8.7	9.6

Caleb Brett
Provision against Nigerian invoices	(1.8)	(0.5)	—
Payments from Nigerian government	—	2.3	—
EPA fine and costs	—	—	(2.7)

	(1.8)	1.8	(2.7)

Total continuing operations	(14.0)	10.5	6.9

Discontinued operations
Bondar Clegg restructuring	—	(2.2)	—
Environmental Testing EPA costs	(5.2)	(2.9)	(7.8)

Total discontinued operations	(5.2)	(5.1)	(7.8)

Total operating exceptional items	(19.2)	5.4	(0.9)

Continuing operations

Foreign Trade Standards

Due to delays in receiving payments from the Nigerian government for our work on the Nigerian pre-shipment inspection programmes, in 1997, we adopted a policy of making full provision against unpaid invoices. The provision for each year was charged to our profit and loss account as an exceptional cost and the associated debt was removed from working capital. When payments were received, they were credited as exceptional income in the period in which the cash was received.

From March 31, 1999, the Nigerian government cancelled its pre-shipment inspection programmes. Revenues for these programmes ceased, and the debt owed to us by the government was capped. Due to the significant size of the outstanding receivables from the Nigerian government, shortly before the cessation of the programmes we only carried out inspections if we first received payment from exporters or importers. In the period January to March 1999, we collected £5.4 million advance payments that will be repaid to exporters or importers when we receive payment for the inspections from the government and on submission of a valid claim. The advance payments are held as creditors in our balance sheet.

In September 2000, we received £8.8 million from the Nigerian government, which cleared invoices issued under the cancelled programmes through January 1999. The unpaid debt under the old programme is £4.7 million and we anticipate this being settled in 2001.

In September 1999, the new government in Nigeria re-introduced a pre-shipment inspection programme. FTS is participating in this new programme but in a much smaller capacity than the previous programmes. The new programme generated revenues of approximately £5.2 million in 2000. We received regular payments from the government during 2000, which totalled £3.4 million and cleared invoices through June 2000. At December 31, 2000, the amount owed by the government was £2.6 million. This was reduced by a further payment of £0.5 million which we received in January 2001. In view of the regular payments received from the government and the reduced debt exposure, we have stopped making exceptional provisions for unpaid invoices issued in respect of the new government pre-shipment inspection programme. The debt of £2.6 million was included in our working capital at December 31, 2000. Any future debt provision will be calculated in accordance with the ageing policy applicable to FTS government debts and will be charged against operating income for the FTS division.

Following the termination of the old Nigerian inspection programmes in 1999, we restructured the FTS division at a cost of £2.6 million. Costs were mostly personnel redundancies and relocation costs.

Caleb Brett

The oil export-monitoring scheme performed by Caleb Brett was also cancelled by the Nigerian government from March 31, 1999, and we received full payment for the remaining debt in 1999.

As discussed in Item 8 of this Annual Report, one of our Caleb Brett subsidiaries in the United States is being investigated by the Environmental Protection Agency in Linden, New Jersey and in Puerto Rico. We have incurred legal costs of £1.0 million in 2000, and we expect to incur further costs of £1.0 million in 2001. In addition, we have agreed to pay a fine of USD $1.0 million (£0.7 million) to conclude the Linden investigation. The total exceptional charge in connection with these investigations was £2.7 million in 2000.

Discontinued operations

Bondar Clegg

Bondar Clegg, our minerals testing division, was restructured to streamline its operations and facilitate its disposal. Termination and closure costs of £2.2 million were incurred in 1999. We sold this division in 2000.

Environmental Testing

As discussed in Item 8 to this Annual Report, although Environmental Testing ceased operating in August 1998, the EPA investigation into the data manipulation problems at the Dallas laboratory is ongoing and we are continuing to incur legal costs. We have charged exceptional costs of £5.2 million in 1998, £2.9 million in 1999 and £7.8 million in 2000 in connection with this investigation. We are pursuing possible rights of recovery against our former parent, Inchcape plc, but we have not included a provision for this potential recovery in our financial statements.

Non-operating exceptional items

	1998 £m	1999 £m	2000 £m

Net (losses)/gains on disposal of operations
Caleb Brett	—	—	(0.5)
ETL SEMKO	—	2.4	—
Foreign Trade Standards	—	—	(2.6)

Total continuing businesses	—	2.4	(3.1)

Bondar Clegg
Proceeds from disposals	—	—	1.8
Less net assets	—	—	(6.0)
Less closure costs	—	—	(1.0)
Less attributable goodwill	—	—	(6.9)

Net loss on disposal and closure of division	—	—	(12.1)

Environmental Testing
Closure costs	(1.4)	—	—

Total discontinued operations	(1.4)	—	(12.1)

Total non-operating exceptional items	(1.4)	2.4	(15.2)

Continuing operations

Caleb Brett

In 2000, Caleb Brett sold a small loss adjusting business in Chile for £0.2 million. Goodwill of £0.6 million that was previously written off to reserves was transferred to the profit and loss account, resulting in an exceptional charge of £0.4 million. Caleb Brett also incurred a loss of £0.1 million when an investment in a small company in Thailand in which we had a 49% interest was liquidated.

ETL SEMKO

In 1999, ETL SEMKO sold its Compliance Engineering magazine business in the United States for net consideration of £3.3 million. Goodwill of £1.1 million that was previously written off to reserves was transferred to the profit and loss account, resulting in an exceptional credit of £2.2 million. This was a non-core business which generated revenues of £0.3 million to the date of disposal in 1999 (1998: £2.1 million), and a small loss in 1999 (1998: £0.3 million income).

In 1999, ETL SEMKO sold its Quality Management business in Sweden to a German company in which we retain a 49% interest. In order to facilitate the acquisition of an electrical safety testing business from ERA Technology, we sold 20% of our interest in a testing and certification facility in the United Kingdom to the British Electrotechnical Approvals Board. These disposals generated net income of £0.2 million.

Foreign Trade Standards

In 2000, FTS sold its Technical Services business in the United States for its net asset value of £1.0 million. Goodwill of £2.6 million that was previously written off to reserves was transferred to the profit and loss account, resulting in an exceptional charge of £2.6 million. This was a non-core business which generated revenues of £0.7 million to the date of disposal in 2000 (1999: £4.3 million and 1998: £6.7 million), and no profit in 2000 or 1999 (1998: £0.2 million).

Discontinued operations

Bondar Clegg

Our minerals testing division, Bondar Clegg, ceased operating at the beginning of 2000. The net assets of businesses in North and South America and Africa were sold for £1.7 million, which generated a net loss of £4.2 million. In addition, we incurred termination and closure costs of £1.0 million. After deducting goodwill of £6.9 million that was previously written off to reserves, the total exceptional loss on disposal was £12.1 million.

The division generated revenues of £0.7 million to the date of closure in 2000 (1999: £11.3 million and 1998: £16.5 million) and an operating loss of £0.7 million to the date of closure in 2000 (1999: £(2.1) million and 1998: £(0.1) million).

Environmental Testing

The majority of Environmental Testing was sold in August 1998 for its net asset value of £1.9 million. The remainder was closed and we incurred costs of £1.4 million in 1998 relating to personnel redundancies, disposal of assets and property closures.

Net interest expense

Net interest of £32.2 million was charged in 1999, an increase of £0.3 million over the charge in 1998. The increase was largely due to the issue of Parent Subordinated PIK Debentures in lieu of interest payments, offset by a reduction in Senior Term A interest caused by the repayment of capital.

Net interest of £35.8 million was charged in 2000, an increase of £3.6 million over the charge in 1999. The increase was due to the issue of Parent Subordinated PIK Debentures in lieu of interest payments, increased use of the Senior Revolver during 2000 and foreign exchange losses caused by translating interest on non sterling borrowings into sterling.

A detailed breakdown of net interest expense is given in note 7 to our financial statements.

Income taxes

The income tax charge in 1999 was £9.4 million, an increase of £2.2 million over the charge in 1998. This represented 68.7% of operating income before exceptional items in 1999 and 68.9% in 1998. The tax rate was higher than the underlying tax rate of the territories in which we operate, largely due to our inability to obtain full potential tax relief on interest expense in the United Kingdom and the United States and on operating losses in other territories. The location of taxable profits and deductible expenses has a significant impact on the tax charge year by year. Without the unrelieved interest expense, our effective tax rate on operating income before exceptional items would have been 40.1% in 1999 and 36.8% in 1998 which more closely reflects our underlying tax rate.

The tax charge in 2000 was £10.9 million, an increase of £1.5 million over the charge in 1999. This represented 46.2% of operating income before exceptional items compared to 68.7% in 1999. The tax rate was lower in 2000 because we were able to obtain tax relief on more of our interest expense. Excluding unrelieved interest expense, our tax rate was 38.5% in 2000 compared to 40.1% in 1999.

Operating and financial review by division

We set out below a discussion of the performance of each of our operating divisions for 1999 compared to 1998 and 2000 compared to 1999. The operating income by division given below is before exceptional items.

Caleb Brett

Operating results	1998 £m	1999 £m	Growth £m	2000 £m	Growth £m

Revenues	123.0	137.2	14.2	157.5	20.3
Actual growth			11.5%		14.8%
Comparable growth			11.7%		11.8%

Operating income	13.4	14.8	1.4	16.6	1.8
Actual growth			10.4%		12.2%
Comparable growth			9.7%		8.8%
Operating margin	10.9%	10.8%		10.5%

1999 compared to 1998

Revenues in Caleb Brett increased £14.2 million, or 11.7% at comparable rates, in 1999 over 1998. In 1998, our European revenues benefited from a new oil export-monitoring scheme with the Nigerian government, however the scheme was cancelled from March 1999 which had a negative impact on revenue growth. Increased revenues in 1999 came from a short-term European Community food aid programme and from acquisitions made in 1998 which were fully integrated in 1999. Petroleum consumption and refining activity contracted in Asia in 1999, and we continued to experience severe price competition in this region. Activity in Hong Kong was reduced in 1998 and 1999 due to the continuing embargo on transhipment activity to China.

Operating income increased £1.4 million, or 9.7% at comparable rates, in 1999 over 1998. Growth in operating income generated by the food aid programme was offset by the loss of income from the oil export monitoring scheme. Goodwill amortisation increased by £0.3 million to £0.7 million in 1999 over 1998. Price competition, particularly in Asia but also in the United States, caused a small reduction in the operating margin.

2000 compared to 1999

Revenues in Caleb Brett increased £20.3 million, or 11.8% at comparable rates, in 2000 over 1999. Revenues from the Americas grew strongly in 2000, primarily due to the sustained growth of the economy in the United States that resulted in increased consumption of petroleum products. We also gained a new coal sampling and analysis contract in Canada. Revenues in Europe benefited from more outsourcing work, including a new outsourcing agreement with BP in the United Kingdom which started in March 2000. Under this agreement, Caleb Brett will provide analytical services, consultancy and problem solving expertise in support of BP’s global refining, marketing and technology businesses. The expertise of Caleb Brett and BP has been combined in our new centre for excellence in Sunbury, England which is attracting the attention of oil and chemical companies with regard to their outsourcing more testing work. The food aid programme that benefited revenues in 1999 did not continue in 2000 and had a negative impact on growth. Whilst the market in Asia continued to fluctuate in 2000, some countries such as Singapore and Malaysia performed well, principally due to work from new customers. The regional head office for Caleb Brett Asia moved from Australia to Singapore in 2000.

Operating income increased £1.8 million, or 8.8% at comparable rates, in 2000 over 1999. Growth was largely driven by increased margins in the United States and outsourcing work in Europe and the United States, offset by the cessation of the food aid programme and the oil export monitoring scheme and a provision made in 2000 for a potentially irrecoverable debt.

Caleb Brett made four small acquisitions in 2000 at a total cost of £1.4 million. These acquisitions have expanded our range of services and geographic spread. They did not have a significant impact on revenues and operating income in 2000.

In 2000, Caleb Brett sold a small loss adjusting business in Chile for £0.2 million, and a small loss-making business in Thailand in which we had a 49% interest, ceased operating.

ETL SEMKO

Operating results	1998 £m	1999 £m	Growth £m	2000 £m	Growth £m

Revenues	84.9	88.2	3.3	99.5	11.3
Actual growth			3.9%		12.8%
Comparable growth			2.4%		7.8%

Operating income	10.9	12.4	1.5	15.0	2.6
Actual growth			13.8%		21.0%
Comparable growth			11.9%		16.1%
Operating margin	12.8%	14.1%		15.1%

1999 compared to 1998

Revenues in ETL SEMKO increased £3.3 million, or 2.4% at comparable rates, in 1999 over 1998. Growth was impacted by a number of acquisitions and disposals in 1999, as outlined below.

In January 1999, we acquired our joint venture partner’s 50% interest in a semi-conductor business in the United States for £0.6 million. We now own 100% of this venture and it has been integrated into our existing business in the United States.

In May 1999, we acquired a safety testing laboratory in Germany for £0.5 million.

In July 1999, we bought the electrotechnical safety and electro magnetic compatibility testing business of ERA Technology Ltd in the United Kingdom for net consideration of £1.4 million. The acquisition was carried out in conjunction with the British Electrotechnical Approvals Board (“BEAB”), which is a consumer product safety certification body in the United Kingdom. The new business was merged with our existing ETL SEMKO business in the United Kingdom to create a major testing and certification facility in the United Kingdom. BEAB acquired a 20% stake in this business.

In November 1999, we acquired Integral Sciences Inc, an independent analytical testing laboratory specialising in refrigeration chemistry in the United States, for £2.2 million. As a result of this acquisition, we can now offer heating, ventilation and air conditioning and refrigeration manufacturers a wider range of product safety and performance testing and certification services.

In January 1999, we sold our Compliance Engineering magazine business for £3.3 million. This business was a non-core activity and was not generating acceptable operating margins. In April 1999, we sold our controlling interests in our Quality Management businesses (primarily ISO 9000 testing) in Sweden and Germany to a company in Germany in which we retained a 49% share. This change in management control resulted in a change in the accounting treatment of these businesses. In 1998 and the first quarter of 1999, 100% of the revenues and operating income from these businesses were included in the operating results for ETL SEMKO. From April 1999 onwards, revenues are excluded and only 49% of the operating income is included.

The disposal and change of accounting reduced revenues by £4.3 million in 1999 over 1998. This was partially offset by new revenues from the acquisitions of about £3.3 million.

The strong economy in the United States led to increased demand for performance testing to client specific standards, telecommunications testing, and heating, ventilation and air conditioning testing, and building material testing. The market for safety testing was stable and we reduced costs in this sector in the United States at the end of 1999. The market in Europe continued to suffer from the trend towards global harmonisation of standards and self-certification. Revenues in Europe benefited from new outsourcing agreements with Electrolux and Ericsson gained at the end of 1999. ETL SEMKO is small but growing rapidly in Asia where revenues increased by 35% in 1999 over 1998. We opened a new electro magnetic compatibility testing laboratory in Taiwan in 1999.

Operating income increased £1.5 million, or 11.9% at comparable rates, in 1999 over 1998 because of the revenue increases described above. The acquisitions had minimal impact on operating income in 1999 since they had less than a full year’s income and we incurred integration costs. The disposal and change of accounting reduced operating income by £0.9 million in 1999 compared with 1998. We attribute the improvement in operating margin from 12.8% in 1998 to 14.1% in 1999, to our strategy of concentrating our business on sectors with higher margins.

2000 compared to 1999

Revenues in ETL SEMKO increased £11.3 million, or 7.8% at comparable rates, in 2000 over 1999. Revenues in 1999 included £2.5 million from the magazine and Quality Management businesses where controlling interests were sold in 1999. In June 2000, the Federal Communications Commission (“FCC”) in the United States designated ETL SEMKO, Americas as a Telecommunications Certification Body. This allows us to test and certify information technology and telecommunications equipment to FCC requirements. The market for telecommunications testing in the United States grew strongly for the first nine months of 2000 and then declined towards the end of the year. We attribute this to the volatility of customers in the technology sector. The semiconductor market grew strongly in 2000, which benefited revenues in the United States and the United Kingdom. The strong economy in the United States has resulted in low unemployment, and we experienced problems in retaining and recruiting skilled technical staff in some operations. Revenues in Asia continued to show strong growth and we opened new operations in Korea and Shanghai during 2000.

We acquired three businesses in 2000 for total consideration of £0.7 million. In March 2000 we acquired the assets of a small laboratory in Italy from Electrolux. This laboratory carries out electro magnetic compatibility testing for Electrolux and others, providing us with a facility in the fast growing Italian market. Also in March 2000, we acquired the Radio Communications Testing operation of ERA Technology in the United Kingdom. This operation was merged into our existing facility in Leatherhead, England and has enabled us to enter the mobile telephone handset testing market in the United Kingdom. Capital expenditure of £1.0 million upgraded the testing facility and equipment to the required standard. In December 2000, we acquired a laboratory business in Japan which has test facilities for EMC, telecom and safety testing. This will be merged with our existing operation in Japan and we expect to incur some integration costs early in 2001.

Operating income increased £2.6 million, or 16.1% at comparable rates, in 2000 over 1999. This was principally due to the acquisitions in 1999 and 2000 and to improved economies of scale in Hong Kong. Our operating company in Sweden was awarded a refund of pension contributions of approximately £2.8 million. In September 2000, £0.6 million was received in cash and the balance will be deducted from pension contributions over the next six years. A credit of £0.5 million was released to operating income in 2000 and the balance will be credited over the next six years.

Labtest

Operating results	1998 £m	1999 £m	Growth £m	2000 £m	Growth £m

Revenues	64.6	78.3	13.7	94.0	15.7
Actual growth			21.2%		20.1%
Comparable growth			18.6%		14.7%

Operating income	16.9	21.6	4.7	27.8	6.2
Actual growth			27.8%		28.7%
Comparable growth			23.7%		21.3%
Operating margin	26.2%	27.6%		29.6%

1999 compared to 1998

Revenues in Labtest increased £13.7 million, or 18.6% at comparable rates, in 1999 over 1998. The growth in revenues in Labtest is driven by textile and toy testing in Asia and to a lesser extent in Europe. We attribute this growth to a number of factors, including the growth in consumer demand, the migration of manufacturing from the West to Asia and other developing countries, the faster introduction of new products by manufacturers and the increasing demand by consumers for good quality and safe products.

We opened new textile testing laboratories in France and India in 1999. We opened a new toy testing laboratory in Los Angeles in 1999. We also opened other new Labtest operations in Spain and South Africa. Although we incurred some start up costs for these new facilities in 1999, the expansion of the Labtest network increases business throughout the division and tends to generate improved operating margins. The earthquakes in Turkey and Taiwan disrupted operations in 1999 but did not have a material impact on revenues.

Operating income in Labtest increased £4.7 million or 23.7% at comparable rates, in 1999 over 1998. This increase was driven by the revenue growth.

2000 compared to 1999

Revenues in Labtest increased £15.7 million, or 14.7% at comparable rates, in 2000 over 1999. Demand for textile and toy testing continued to grow in 2000, and there was growth in the inspection of consumer goods in Asia. Whilst an economic downturn in the United States could lead to reduced imports of consumer goods, this has not yet started to impact the Labtest business or the order level. We believe that the key business drivers continued to be safety, quality consciousness of buyers, new fibres and more designs.

Code of Conduct work which is a new sector of inspection in Labtest added £2.9 million to revenues in 2000 and is continuing to expand. This work resulted from consumers and pressure groups being increasingly concerned about the social and safety conditions of workers in developed and developing countries. Retailers usually commission the audits and we work closely with both manufacturers and retailers to obtain the best all-round solution to any problems identified. Code of Conduct audit work includes factory inspections, document review and employee interviews.

In 2000, we opened new inspection offices in Bangladesh and Madagascar and set up new laboratories in China and Thailand.

Operating income in Labtest increased £6.2 million or 21.3% at comparable rates, in 2000 over 1999. This increase was mainly from textiles and toys testing and from Code of Conduct work, as well as other revenue increases.

Foreign Trade Standards

Operating results	1998 £m	1999 £m	Decline £m	2000 £m	(Decline)/ growth £m

Revenues	65.3	47.5	(17.8)	47.4	(0.1)
Actual decline			(27.3)%		(0.2)%
Comparable decline			(28.9)%		(2.1)%

Operating income	8.1	3.1	(5.0)	5.8	2.7
Actual (decline)/growth			(61.7)%		87.1%
Comparable (decline)/growth			(64.2)%		80.6%
Operating margin	12.4%	6.5%		12.2%

1999 compared to 1998

Revenues in FTS decreased £17.8 million, or 28.9% at comparable rates, in 1999 over 1998. The decrease is largely attributable to the Nigerian pre-shipment inspection programmes that were cancelled from March 1999. In September 1999, the new government in Nigeria reintroduced inspection programmes but awarded us a smaller part of the contract. The new programme started slowly and generated revenues of £0.7 million in 1999.

Operating income in FTS decreased £5.0 million or 64.2% at comparable rates, in 1999 over 1998. The decrease is largely attributable to the cancelled Nigerian pre-shipment inspection programmes. Following the cessation of the Nigerian programmes we restructured the FTS division at a cost of £2.6 million. We reported these costs as exceptional operating costs in our financial statements and they are excluded from operating income.

2000 compared to 1999

Revenues in FTS decreased £0.1 million, or 2.1% at comparable rates, in 2000 over 1999. New programmes in Nigeria, Georgia and Bangladesh all contributed to revenues in 2000, and existing programmes in Saudi Arabia, Ecuador and Mozambique also performed well. The decrease in revenues was attributable to the disposal of the technical services operation and the cessation of programmes in Ghana and Colombia.

In 2000, FTS sold its technical services operation in the United States for its net asset value of £1.0 million. This was a non-core business which generated revenues of £0.7 million to the date of disposal in 2000, (1999: £4.3 million and 1998: £6.7 million) and no profit in 2000 or 1999 (1998: £0.2 million).

Operating income in FTS increased £2.7 million or 80.6% at comparable rates, in 2000 over 1999. New programmes in Nigeria and Bangladesh performed well. Growth in operating income was reduced by ceased contracts in Ghana and Colombia.

We were awarded half of a new two-year pre-shipment inspection programme in Kenya in January 2001. The Ugandan programme, which was expected to end in March 2001, has been extended until after the government elections in April 2001.

Central overheads

Central overheads comprise the costs of our corporate head office in London, our tax and human resources team in the United States and costs associated with non-trading holding companies. Principally these costs comprise salaries, property rental, travel, and legal and professional fees.

Overheads decreased by £0.5 million or 11.4% at comparable rates, to £3.9 million in 1999 over 1998. In 1998, we expanded the central management team. In particular, we hired a Chief Operating Officer, who subsequently left and has not been replaced.

Overheads increased by £1.3 million or 30.8% at comparable rates, to £5.2 million in 2000 over 1999. This was primarily due to our expansion of our internal audit team and increased expenditure on internal control compliance and e-commerce.

Discontinued operations

Bondar Clegg

Despite extensive restructuring in 1999, the operating results from our minerals testing division, Bondar Clegg, continued to be unsatisfactory and operations in this division ceased at the beginning of 2000. The Bondar Clegg businesses in North and South America, Ghana and Mali were sold for £1.5 million and the operations in Eritrea, Guinea and Burkina Faso were closed. The disposal of fixed assets and inventory in the African operations generated proceeds of approximately £0.2 million. The Bondar Clegg head office in Vancouver was closed in March 2000 and the employment of its personnel was terminated. The operating results for Bondar Clegg up to the date of cessation are reported as discontinued in our financial statements and prior periods have been reclassified to show a comparable historic trend.

The division generated revenues of £0.7 million to the date of closure in 2000 (1999: £11.3 million and 1998: £16.5 million) and an operating loss of £0.7 million to the date of closure in 2000 (1999: £(2.1) million and 1998: £(0.1) million).

Environmental Testing

We sold our Environmental Testing division in August 1998 for £1.9 million. The division generated revenues of £5.5 million and an operating loss of £2.6 million to the date of sale in 1998.

Effects of U.S. GAAP adjustments on operating income

As described in note 30 to the consolidated financial statements, our operating results would be different under U.S. GAAP. The primary U.S. GAAP adjustment affecting our operating results was goodwill amortisation. Under U.S. GAAP the following amounts would be deducted from operating income.

Adjustments to continuing operating income	1998 £m	1999 £m	2000 £m

Caleb Brett	(9.6)	(7.7)	(4.5)
ETL SEMKO	(10.0)	(9.2)	(5.3)
Labtest	(2.0)	(1.3)	(1.2)
Foreign Trade Standards	(1.5)	(1.5)	(0.4)
Central overheads	(0.3)	(0.3)	(0.3)

Total adjustment to continuing operating income	(23.4)	(20.0)	(11.7)

Financial condition and liquidity

At December 31, 2000 we had cash of £21.3 million compared to £20.2 million at December 31, 1999.

Net cash inflow from operating activities includes operating income after operating exceptionals, before depreciation and other non-cash items, as well as working capital movements. Our net cash inflow from operating activities increased by £12.1 million to £71.9 million in 2000 over 1999. Operating income increased by £7.0 million in 2000 over 1999 and this resulted in improved cash inflow. We received £12.2 million from the Nigerian government in 2000 and provided £2.6 million against invoices compared to £21.6 million cash received in 1999 and £8.5 million provision. Receipts from exporters, which will only be repaid once we receive cash from the government, cover the remaining debt of £4.8 million. We anticipate the debt being cleared in 2001.

In 2000, we spent £3.5 million (1999: £5.4 million) on legal costs in connection with an Environmental Protection Agency investigation in Richardson, Texas. Until this investigation is concluded we will continue to incur legal costs, and we anticipate spending a further £5.8 million. We also spent £1.0 million on legal fees in 2000 (1999: £0.5 million) in connection with the two Environmental Protection Agency investigations in Linden, New Jersey and Puerto Rico. Subject to final sentencing by the court, we have agreed to settle the Linden investigation by paying a fine of £0.7 million. We expect to pay this in 2001. We also anticipate additional legal costs in connection with the ongoing investigation in Puerto Rico. We have provided £1.0 million in 2000 to be spent in 2001. The outcome of the investigations in Richardson and Puerto Rico is uncertain, and we are unable to estimate and provide for any potential settlement. The length of time it will take to conclude these investigations is also uncertain, and we may incur additional legal costs.

We spent £26.4 million on tangible fixed assets in 2000 compared to £17.7 million in 1999. This was mostly expenditure on laboratory and computer equipment. In order to service the BP outsourcing agreement we spent £3.6 million on establishing a new Caleb Brett laboratory in the United Kingdom. We also spent £1.0 million upgrading the testing facilities of the radio communications testing business that we acquired in 2000. We bought two electrical testing chambers in ETL SEMKO in the United States at a total cost of £2.2 million. We also started the installation of an Oracle computer system in ETL SEMKO in the United States. This cost £0.8 million in 2000 and is expected to cost £2.1 million in 2001. We plan to open a number of new laboratories in 2001 but none are expected to cost more than £0.7 million. We will also continue to upgrade computer systems in the group.

We acquired eight small businesses in 2000 for total consideration of £2.4 million. We paid £1.9 million in 2000 with the balance due in future years. We paid £0.1 million in 2000 for acquisitions made in prior years. In 1999 we spent £8.3 million on acquisitions. In 2000, we received net proceeds of £1.5 million for the disposal of Bondar Clegg and a further £0.3 million is due in 2001. We also spent £1.1 million in termination and closure costs in connection with the cessation of Bondar Clegg. We received £1.0 million for the disposal of other non-core businesses in 2000.

At December 31, 2000, our total borrowings were £330.9 million (1999: £303.7 million) less unamortised debt issuance costs of £8.5 million (1999: £10.0 million). A detailed description of our borrowings is given in note 15 of our consolidated financial statements.

Apart from the Revolving Credit Facility, our borrowings are denominated in currencies other than sterling, and are therefore affected by exchange rate fluctuations. Our total borrowings increased by £27.2 million in 2000 and £24.6 million of the increase was due to currency translation. Our Parent Subordinated PIK Debentures, which are denominated in US dollars, increased by £17.4 million in 2000 (1999: £10.9 million). This was due to the issue of new debentures each quarter, in lieu of total interest payments of £9.9 million (1999: £8.2 million) and currency translation of £7.5 million (1999: £2.7 million). In 2000, we made scheduled repayments of £6.3 million (1999: £5.5 million) of our Senior Term A Loans and repaid £0.5 million of other loans. At December 31, 2000 we had drawn £10.0 million of our revolving credit facility leaving £17.4 million available. We have utilised a further £3.5 million to date in 2001. There were no scheduled repayments of the Senior Subordinated Notes or Senior Term B Loans in 2000.

In 2000, we paid interest and finance charges of £23.5 million (1999: £22.4 million) on our borrowings and received interest of £0.5 million (1999: £0.7 million) on bank balances. These figures exclude interest relating to the Parent Subordinated PIK Debentures, which was funded by further issues of debentures.

We paid dividends of £3.4 million to minority shareholders in 2000 compared to £2.1 million in 1999.

We anticipate that available cash, cash flows from operations and borrowing availability under our Revolving Credit Facility will be sufficient to satisfy our working capital and capital expenditure requirements for the foreseeable future. We are committed to spending £0.8 million in 2001 to complete the setting up of new laboratories commenced in 2000 and we have sufficient cash available to meet those commitments. To the extent that we should desire to increase our financial flexibility and capital resources or choose or be required to fund future capital or other commitments from sources other than operating cash or from borrowings under our existing credit facility, we may consider raising additional capital by increasing the credit facility or through the raising of additional equity. There can be no assurance, however, that additional capital will be available to us on acceptable terms, if at all.

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

New Accounting Standards

UK Accounting Standards

Financial Reporting Standard 17: Pensions and Financial Reporting Standard 19: Deferred tax have been issued but are not effective until accounting periods ending on or after June 22, 2001 and January 23, 2002, respectively. Management has not yet determined the effect of these new standards.

US Accounting Standards

Statement of Financial Accounting Standards (“SFAS”) 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 137, Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133, and SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, is effective for the Group as of January 1, 2001. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge’s change in fair value is either (1) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (2) held in equity until the hedged item is recognized in income. The ineffective portion of a hedge’s change in fair value is immediately recognized in income. Adoption of these new accounting standards will result in cumulative after-tax reductions in other comprehensive income on a U.S. GAAP basis of approximately £0.4 million in the first quarter of fiscal 2001. The adoption will also impact assets and liabilities recorded on the balance sheet on a U.S. GAAP basis.

European Monetary Union — Euro

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

Our operating units affected by the Euro have established plans to address the issues raised by the conversion. These issues, among others, include such matters as pricing, continuity of contracts, accounting and financial reporting, taxation, treasury activities and computer systems. A number of our operating units in France and Portugal have converted their systems and began reporting in Euros during 2000. We anticipate that the remaining operating units will convert their local records to the Euro during the three-year transition period.

Although we have not identified any immediate problems, we cannot be certain that the harmonisation of currencies in Europe will not have a material adverse impact on the operating results, financial position or liquidity of our European businesses.

Item 6: Directors, Senior Management and Employees

Directors and senior management

Directors of the Company

We set out below the names, ages and positions of the directors of the Company at March 12, 2001.

The Articles of Association of the Company confer on Charterhouse the right to appoint two non-executive directors (one as deputy chairman) of the Company, so long as any person who has funds managed by Charterhouse, or any member of Charterhouse’s wholly-owned group, holds shares in the Company. If Charterhouse’s right lapses it is exercisable by holders of a majority of the A Shares. Charter Intertek LLC also has a right to appoint a non-executive director while it is a shareholder in the Company. If this right lapses it is exercisable by the holders of a majority of the A Shares. The holders of a majority of the A Shares have a right to appoint one non-executive director.

Name	Age	Position
Richard Nelson	58	Executive Chairman
William Spencer	41	Senior Vice President and Chief Financial Officer
Stuart Simpson	44	Non-executive Director
Simon Drury	43	Non-executive Director
Vanni Treves	60	Non-executive Director

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

William Spencer became a director of the Company in 1996. Mr. Spencer joined the Group in 1992 and was appointed Finance Director of Inchcape Testing Services LTD in 1995 after serving as Chief Financial Officer of Caleb Brett for Europe and Asia. Prior to joining us, he worked for Olivetti, Rexam and Centrica in various financial positions. He was educated at the University of Manchester Institute of Science and Technology, where he graduated with a Bachelor of Science with honors in Management Science. He qualified as a Chartered Management Accountant in 1985 and as a Corporate Treasurer in 1989.

Stuart Simpson became a non-executive director of the Company in 1996. Mr. Simpson earned a Masters in Business from the London Business School and is also a Chartered Engineer. He worked in civil engineering project management for five years before joining 3i, the UK venture capital house. He joined Charterhouse in 1985 and became a director in 1988. He has been responsible for many investments in large management buyout and development capital transactions.

Simon Drury became a non-executive director of the Company in 1998. Mr. Drury earned a Masters in Business from Cranfield University. He worked as a senior engineer in the Chemical industry for 7 years before joining CIN Industrial Investments as an Investment Manager. He joined Charterhouse in 1988 and became a director in 1994.

Vanni Treves became a non-executive director of the Company in January 2001. Mr. Treves was educated at University College, Oxford and the University of Illinois. He has been a partner of Macfarlanes Solicitors since 1970 during which time he also served as Senior Partner. Mr. Treves serves as non-executive director for a number of other institutions, including Chairman of Equitable Life, London Business School and Channel Four Television Corporation.

Other senior management

We set out below the names, ages and positions of our key employees at March 12, 2001.

Name	Age	Position

Raymond Kong	53	Executive Vice President
Robert Dilworth	39	Vice President
Gosta Fredriksson	54	Vice President
John Hannaway	46	Vice President
John Hodson	39	Vice President
Bernard Leroy	50	Vice President
Albert Lo	48	Vice President
Mark Loughead	41	Vice President
Nigel Lucas	43	Vice President
Jag Sisodia	49	Vice President
Henry Yeung	43	Vice President
Brian Pitzer	48	Vice President and Human Resources Director
Aston Swift	31	Treasurer
David Turner	40	Secretary

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

Robert Dilworth was promoted to Vice President in January 2000 with responsibility for the FTS division globally. Mr. Dilworth joined us in 1979 as a chemist with Caleb Brett. He was appointed manager of Environmental services in the UK in 1988 and further promoted to General Manager, Environmental, Europe, Africa and Middle East in 1994. After a break of service from September 1997 to September 1998 when he worked for BSI, he rejoined us as Director of Government Standards Contracts.

Gösta Fredriksson became Vice President in January 1998 with responsibility for ETL SEMKO in Europe and Asia. Mr. Fredriksson was head of Safety Testing in Semko when we acquired it in 1994. He joined Semko in 1962. He has participated in the development of European certificate schemes such as CCA, Key-mark, LOVAG, IECEE-CCB and CCB-FCS.

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

Nigel Lucas became Vice President in November 2000 with responsibility for Compliance. Mr. Lucas joined us in 1980 as a Chemist/Surveyor in the Caleb Brett division. He became head of Quality Assurance in Caleb Brett in 1986 and became General Manager in charge of its UK upstream and downstream inspection and testing activities in 1989. From 1997, he was responsible for global inspection and certificate issuance in the FTS division. Mr. Lucas was educated at Hull University and earned a Masters in Business from Warwick University. Before joining us, he was a deck officer with Blue Star Ship Management.

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

Henry Yeung became Vice President in January 1998 and currently has responsibility for Labtest Americas. Mr. Yeung joined us in 1977 and has worked in Hong Kong, Taiwan and China. Mr. Yeung is a Chartered Colourist, a Fellow of the Society of Dyers and Colourist and a Licentiate of the Textile Institute. He has a Masters in Business Administration from the University of East Asia and a Master of Science from the University of Warwick.

Brian Pitzer became Vice President and Human Resources Director in January 1998. Mr. Pitzer joined us in March 1990 and developed the human resources function in the Americas region. He also addressed the human resources issues of acquisitions and organic growth in the region through the mid 1990‘s. He is responsible for worldwide human resource programs. Prior to joining us, he spent 14 years at NCR Corporation in a variety of management positions in both field and corporate settings.

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

Compensation

In 2000, we paid approximately £0.8 million to our four directors who held office during the year, which included contributions made to their pension plans of approximately £0.1 million. For the year ended December 31, 2000, our highest paid director received approximately £0.5 million and pension plan contributions of approximately £0.1 million. We pay the employers of our non-executive directors for the services of each non-executive director. We do not pay our executive directors for serving as directors.

We paid approximately £2.2 million to our 14 key officers, excluding our directors, for the year ended December 31, 2000 which included contributions made to their pension plans of approximately £0.2 million. Key officers are also entitled to receive annual bonuses of up to 50% of their base salary on achieving certain financial targets.

Board Practices

Article 106 of the Articles of Association of the Company sets out the rules governing the appointment and retirement of our directors. Once appointed, a Director remains in office, subject to Companies Act requirements, until they resign or are removed under the terms of the Articles. There is no provision for retirement by rotation. None of our directors or key officers have service contracts which require more than twelve months notice, or are entitled to more than twelve months remuneration in lieu of notice.

Audit Committee

The members of our Audit Committee are Messrs. Simpson, Drury and Treves, all of whom are non-executive directors. The Committee meets at least three times a year and the Chief Financial Officer, Vice President of Compliance, Internal Auditors and External Auditors are invited to attend. The main duties of the Audit Committee are to ensure that the financial performance of the Group is properly monitored and reported on, to review the financial statements, to monitor internal control systems and to make recommendations to the Board concerning the appointment and remuneration of the auditors.

Remuneration Committee

The members of our Remuneration Committee are Messrs. Simpson and Drury, both of whom are non–executive directors. The Committee meets at least twice a year and the Executive Chairman and Human Resource Director are invited to attend. The Committee’s responsibilities include consideration of service agreements, approval of remuneration for all employees earning more than £60,000 per annum (or local currency equivalent), and the operation of our Share Option Scheme.

Employees

The table below shows the number of full-time employees in each division for 1998, 1999 and 2000.

Employees by division	1998 Number	1999 Number	2000 Number

Caleb Brett	3,683	3,999	4,587
ETL SEMKO	1,298	1,425	1,594
Labtest	1,971	2,272	2,605
Foreign Trade Standards	1,262	909	749
Central	28	29	33

Continuing operations	8,242	8,634	9,568
Discontinued operations	1,067	809	—

Total	9,309	9,443	9,568

Following the cancellation of the Nigerian pre-shipment inspection programme in 1999, we restructured the FTS division and reduced the number of employees. In 2000, we sold the Technical Services division of FTS which further reduced employee numbers.

The table below shows the number of full time employees in each geographic area for 1998, 1999 and 2000.

Employees by geographic area	1998 Number	1999 Number	2000 Number

Americas	2,868	2,805	2,856
Europe, Africa and Middle East	2,540	2,683	2,816
Asia and Far East	2,834	3,146	3,896

Continuing operations	8,242	8,634	9,568
Discontinued operations	1,067	809	—

Total	9,309	9,443	9,568

We increased our employee headcount by 392 or 4.8% in 1999 over 1998, principally in Asia due to expansion in Labtest and ETL SEMKO. In 2000 we increased our headcount by 934 or 10.8% to 9,568. Again, the largest increase was in Asia, particularly in China where both Labtest and ETL SEMKO extended their operations.

We have to comply with various labour laws throughout the world. To date, compliance with such laws has not been a material burden for us. A small number of employees are members of trade unions and works councils. There are a few collective labour agreements, principally in the Netherlands and Belgium, which are renegotiated from time to time. We consider our relationship with our employees to be good and have never experienced a significant labour dispute, strike or stoppage.

Share ownership

Our directors and their immediate families and senior management who held Shares in the Company as of March 12, 2001 are shown below:

	Number of Ordinary ‘A’ Shares	% of total shares outstanding in that class	Number of Preference Shares

Simon Drury	89,072	0.13%	1,621(1)
Stuart Simpson	122,071	0.18%	2,448(1)

	Number of Ordinary ‘B’ Shares

Richard Nelson	3,632,514	31.37%
William Spencer	993,201	8.58%
Senior Management	4,569,136	39.46%

(1)	Number of Preference shares held is less than 1% of the total Preference Shares outstanding.

Share Option Scheme

On March 1, 1997, we adopted a Share Option Scheme for senior management to encourage their participation in our future growth.

The following table shows options for C Shares in the Company outstanding at March 12, 2001.

Number of options outstanding	Subscription price per share	Exercisable between

1,748,883	10p	March 1, 2000	March 1, 2004
11,806	10p	September 1, 2000	September 1, 2004
276,830	10p	December 31, 2000	December 31, 2004
35,418	10p	June 1, 2001	June 1, 2005
70,834	10p	December 31, 2001	December 31, 2005
100,351	10p	June 1, 2002	June 1, 2006
47,224	10p	December 31, 2002	December 31, 2006
88,543	10p	March 31, 2003	March 31, 2007
407,305	140p	December 31, 2003	December 31, 2007

At March 12, 2001, none of our directors held any options to subscribe for Ordinary Shares of the Company. At that date, key officers held 513,539 options to subscribe for C Shares of the Company representing 0.6% of the equity on a fully diluted basis.

Item 7: Major Shareholders and Related Party Transactions

Major shareholders

At March 12, 2001, the share capital of the Company (the “Ordinary Shares”) was divided into 69,172,061 Ordinary A Shares of 1 pence each (the “A shares”), 11,578,635 Ordinary B Shares of 1 pence each (the “B Shares”), 2,951,417 Ordinary C Shares of 1 pence each (the “C Shares”), and 7,110,713 Ordinary D Shares of 1 pence each (the “D Shares”). 69,172,061 of the A Shares and 11,578,635 of the B Shares have been allotted, called up, fully paid and outstanding. None of the C Shares and D Shares have been issued. In addition, the Company has 105,478,482 Zero Coupon Redeemable Preference Shares of £1 each (the “Preference Shares”), all of which have been allotted, called up, fully paid and outstanding.

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

Shareholders who hold more than 5% of the Ordinary Shares in the Company and the holdings of Former Directors and Officers as of March 12, 2001 are shown in the table below:

Name	Number of A Shares Held	Number of B Shares Held	% of Total Share Capital (a)

Charterhouse General Partners Limited (b)	30,251,608	—	37.46

Charter Intertek LLC (b)	11,344,281	—	14.05

Abu Dhabi Investment Authority	6,001,169	—	7.43

Directors and Officers as a group	211,143	9,194,851	11.65

Former Directors and Officers as a group	—	2,383,784	2.95

	47,808,201	11,578,635	73.54

(a) This table does not reflect the issuance of C Shares (which are reserved for issue to employees) upon the exercise of options granted to management or the issuance of D Shares upon the exercise of the Warrants issued to certain financial institutions, including BT Investment Partners, Inc., in connection with their purchase of the Parent Subordinated PIK Debentures. Upon the exercise of the share options, and the Warrants, directors and officers as a group will own 14.21% and the Warrant holders as a group will own 13.93% of the fully diluted ordinary shares of the Parent. See “Warrants” below.

In addition, the table does not reflect the issuance of 105,478,482 Preference Shares of the Parent purchased by Charterhouse and other financial institutions as described below.

(b) Charterhouse General Partners Limited is a wholly owned subsidiary of Charterhouse Development Capital Holdings Limited, which is the sole owner of Charterhouse Development Capital Limited.

Other wholly owned subsidiaries and managed funds of Charterhouse Development Capital Holdings Limited as a group own 45.18% of the total issued share capital.

A substantial portion of the membership interests in Charter Intertek LLC are owned by Charterhouse Equity Partners II, L.P. The general partner of Charterhouse Equity Partners II, L.P. is CHUSA Equity Investors II, L.P., whose general partner is Charterhouse Equity II, Inc., a wholly-owned subsidiary of Charterhouse Group International, Inc.

Zero Coupon Redeemable Preference Shares

On a return of capital on a winding up, the Preference Shares rank senior to the Ordinary Shares of the Company, but not otherwise. No dividends are payable on the Preference Shares. The Preference Shares will be mandatorily redeemed on November 8, 2009. The Company is required upon the written request from holders of 30% or more of the Preference Shares to redeem all of those shares in issue from any source of funds legally available for that purpose. No redemption, however, may be made to the extent prohibited by the terms of certain credit agreements, bonds and debentures to which we are subject, and which contain prohibitions or restrictions on redemptions. Holders of Preference Shares are entitled to receive notice of but not attend and vote at general meetings, except that they can attend and vote on any resolution regarding the winding-up of the Company, a reduction in the Company’s capital or on modification of the rights and restrictions attached to the Preference Shares.

Warrants

The Warrants acquired in connection with the purchase by certain financial institutions, including BT Investment Partners, Inc., of Parent Subordinated PIK Debentures confer the right to subscribe to 7.83% of the fully diluted ordinary share capital of the Company. The Warrants will be exercisable only upon sale in connection with the acquisition by a person (other than a person who has funds managed by Charterhouse or any other member of Charterhouse’s wholly-owned group) of more than 50% of the Ordinary Shares of the Company (calculated excluding Ordinary Shares underlying the Warrants) or the unconditional granting of permission for any of the Ordinary Shares of the Company to be dealt in on any recognised investment exchange.

Shareholders’ Agreement

The Company and the holders of A Shares, B Shares and Preference Shares are parties to a Subscription and Shareholders’ Agreement (the “Shareholders’ Agreement”). The Shareholders’ Agreement provides that, among other things, without Institutional consent, the Company or its subsidiaries may not take certain actions, including: (i) any amendment to the memorandum or articles of association of the Company or its subsidiaries; (ii) any variation in the authorised or issued share capital (or the rights attaching to it or any class of it) of the Company or its subsidiaries or the creation of any options or other rights to subscribe for or to convert into shares in such a company or the purchase (by the Company or its subsidiaries) of any shares in the capital of such a company; (iii) the declaration or distribution of any dividend or other payment out of the distributable profits or reserves of the Company or its subsidiaries or the reduction of any other reserve of the Company or its subsidiaries; (iv) the transfer of any shares in the capital of the Company or its subsidiaries; (v) the sale, transfer, leasing, licensing or disposal by the Company or its subsidiaries (otherwise than in the normal course of business) of all or a substantial part of its business, undertaking or assets whether by a single transaction or series of transactions, related or not; (vi) the entry into negotiations concerning the sale of shares in the Company or its subsidiaries or of any material part of the business or assets of the Company or its subsidiaries, the refinancing of the Company or its subsidiaries, or the making of any application or submission of any business plan to any person with a view to attracting additional or substitute finance for the Company or any part of it; (vii) anything which is of a material nature (in the context of the Group as a whole) and not in the normal course of business; (viii) the entry into any new borrowing facility (other than the Credit Agreement) by the Company or its subsidiaries, the variation of the terms of any borrowing facilities or the issue or redemption of any loan capital and (ix) certain arrangements with affiliates.

The Company is not directly or indirectly owned or controlled by any government. We are not aware of any arrangements that might result in a change of control of the Company.

Related party transactions

In connection with our acquisition from Inchcape plc, we are required to pay a one-off acquisition advisory fee of £3.8 million to Charterhouse. This has not been paid, but is payable on demand when cash reserves permit. Charterhouse or funds managed by it may, from time to time, provide financial advisory services for which it will receive customary fees and expenses.

Except as disclosed above, we have not participated in any material transaction in which any of our associates, directors, key officers or persons connected with them, had any direct or indirect interest. We have not given any loans or guarantees to our associates, directors, key officers or persons connected with them.

Interest of experts and counsel

Not applicable.

Item 8: Financial Information

Consolidated Statements and Other Financial Information

Our Consolidated Financial Statements dated March 22, 2001, are included in Item 19 to this Annual Report.

Legal proceedings

From time to time we are involved in various claims and lawsuits incidental to the ordinary course of our business, including claims for damages, negligence and commercial disputes regarding inspection and testing and disputes from former employees. We are not currently party to any legal proceedings other than ordinary litigation incidental to the conduct of our business and the investigations described below. On the basis of currently available information, we consider that the cost to ITS of an unfavourable outcome, arising from any such ordinary litigation is unlikely to have a material adverse effect on the financial position of ITS in the foreseeable future. We hold a professional indemnity insurance policy that provides coverage for certain claims from customers. We consider this policy adequate for normal commercial purposes.

Investigations by the U.S. Environmental Protection Agency

Two of our subsidiary corporations are currently involved in investigations by the U.S. Environmental Protection Agency (“EPA”). Details of each investigation are given below:

Caleb Brett USA, Inc. – Linden, New Jersey

In February 1997, Caleb Brett, through its routine quality assurance and quality control procedures, discovered evidence of false testing results at the Caleb Brett laboratory in Linden, New Jersey, which involved testing of gasoline to certain standards set by the EPA.

In September 1999, the Department of Justice announced that three laboratory supervisors had pleaded guilty to criminal charges that they participated in a scheme to falsify chemical analyses of gasoline.

In September 2000, Caleb Brett USA, Inc. pleaded guilty in Federal District Court in New Jersey to the crime of conspiracy to make false statements to governmental investigators and agreed to pay a U.S. $1.0 million fine. We made a provision of £0.7 million for this fine in 2000. The sentencing is scheduled for April 12, 2001 when the final sentence and payment terms will be confirmed. The Court may accept the agreement with the government or impose a fine of a greater or lesser amount. Due to the fact that Caleb Brett employees misled federal investigators about the falsification of data during the investigation, Caleb Brett as a corporation was prosecuted. Under applicable law, Caleb Brett is responsible for certain acts of its employees, even though such acts were not committed with the knowledge or permission of the company.

Caleb Brett USA, Inc. – Puerto Rico

Caleb Brett USA, Inc. has been informed that an investigation is underway by the U.S. Department of Justice Environmental Crime Section of certain practices at its Puerto Rico facility. The investigation, which relates to events in 1997 and prior, is on going and we are unable to predict the outcome or estimate the cost of any civil or criminal penalties that may arise. However, on the basis of currently available information, we consider that the costs to ITS of any civil and criminal penalties, arising from this investigation, that may be legally enforceable, are unlikely to have a material adverse effect on the financial position of ITS in the foreseeable future, although we are not able to quantify the cost of any adverse publicity. We have notified Inchcape plc of the investigation and are pursuing possible rights of recovery against Inchcape plc under the agreement pursuant to which Inchcape plc sold our business to us. This event may give rise to a claim under our group professional indemnity insurance policy and our brokers have been notified.

Intertek Testing Services Environmental Laboratories, Inc. – Richardson, Texas

In December 1997, Intertek Testing Services Environmental Laboratories, Inc. (“ITS Environmental”) discovered certain discrepancies in reported testing results at its facility in Richardson, Texas. ITS Environmental promptly reported this discrepancy to the EPA and to clients. Civil and criminal investigations are under way. A government investigation at the ITS Environmental facility uncovered further discrepancies beyond those initially discovered and disclosed by ITS Environmental.

In August 1998, ITS Environmental sold its laboratory business in Burlington, Vermont, United States and St. Helens, United Kingdom and stopped commercial operations at the laboratory in Richardson. These actions resulted in the discontinuation of business at ITS Environmental. This sale has not relieved ITS Environmental of any liability it may face as a result of these investigations or otherwise.

After commercial operations ceased in August 1998, the facility in Richardson, Texas was used to reprocess the original data used in the reported test results subject to the government investigation. The reprocessing is complete and the facility is now closed. ITS Environmental developed what it believed to be an effective data screening and reprocessing method. The reprocessing effort was aimed at providing clients with data of known quality. The EPA has advised ITS Environmental that the reprocessing is not acceptable to the EPA for clean up or compliance purposes. Nevertheless, ITS Environmental believes that it can establish the scientific integrity of the reprocessing work, which ITS believes confirms that the original data was accurate to within normally accepted limits. This has been confirmed by an independent consultant which specialises in reprocessing of data.

ITS Environmental continues to co-operate fully with the government investigation.

On December 9, 1999, a complaint was filed by a customer in federal court in Chicago, Illinois against Intertek Testing Services Environmental Laboratories, Inc. seeking declaratory judgement and damages arising from analyses performed between 1991 and 1997. On December 17, 1999, a complaint was filed in state court in Kansas City, Missouri, against Intertek Testing Services Limited seeking damages from improper testing and analysis. On December 15, 2000, Intertek Testing Services Limited was voluntarily dismissed from this case by the plaintiff, without prejudice to refile the complaint at a later date. On January 12, 2000, a third complaint was filed in state court in Los Angeles, California, against Intertek Testing Services Limited and Intertek Testing Services Environmental Laboratories, Inc. seeking damages arising for improper testing and analysis and alleging fraud. Intertek Testing Services Limited was voluntarily dismissed from the case without prejudice to be brought back in as a defendant at a later date. This complaint has been amended to name Intertek Testing Services NA Inc. and Testing Holdings Inc., as defendants.

On September 21, 2000, the U.S. Department of Justice announced that a federal grand jury in Dallas, Texas returned an indictment of thirty counts against thirteen persons who were formerly employed at Intertek Testing Services Environmental Laboratories Inc in Richardson, Texas. Charges against the thirteen persons include conspiracy to commit mail fraud, conspiracy to present false, fictitious and fraudulent claims against the United States and wire fraud. The trial date has been set for October 5, 2001. To date, no criminal charges have been filed against ITS Environmental.

We are unable to predict the outcome of these actions. However, on the basis of currently available information, we consider that the costs to ITS of any civil and criminal penalties, arising from this investigation, that may be legally enforceable, are unlikely to have a material adverse effect on the financial position of ITS in the foreseeable future, although we are not able to quantify the cost of any adverse publicity. We have notified Inchcape plc of the investigation and are pursuing possible rights of recovery against Inchcape plc under the agreement pursuant to which Inchcape plc sold our business to us. Our group professional indemnity insurance policy may respond at least in part, to legal costs, civil damages and third party claims.

Dividend policy

The Company is restricted from paying dividends to shareholders unless it receives certain consents. The Shareholder’s Agreement requires that dividends cannot be paid without Institutional Consent. The Credit

Agreement requires that dividends be approved by a two third majority by value, of the lending banks. To date, no dividends have been paid by the Company.

Item 9: The Offer and Listing

While the Notes are listed on the Luxembourg Stock Exchange, there is no active trading market on that exchange for the Notes.

Item 10: Additional Information

Memorandum and articles of association.

Intertek Testing Services Limited is an English company registered with the Registrar of Companies at Companies House in Cardiff, United Kingdom and has been assigned company number 3227453. Our registered office is at 25 Savile Row, London W1S 2ES, United Kingdom. The telephone number at that location is (44) 20-7396-3400.

The purpose of the Company is to perform any and all corporate activities permissible under the English Companies Act 1985 and are set forth in detail in Clause 3(1) to 3(13) of the Memorandum of Association of the Company.

Article 106 of the Articles of Association of the Company (“the Articles”) provides that, as long as he has disclosed to the directors the nature and extent of any material interest of his and, unless an Institutional Director, obtained Institutional Consent, a director may vote as a director on any resolution concerning any matter in which he has, directly or indirectly, an interest or duty. And an interested director shall not, by reason of his office, be accountable to the Company for any benefit realised through any such contract or arrangement. No provision is made in the Articles for directors to vote compensation to themselves or any members of their body under any circumstances. Directors of the Company are not required to own shares of the Company in order to serve as directors. Directors are empowered by the Memorandum and Articles to borrow funds, but that power is effectively limited by the Credit Agreement, the Indenture of the Notes and the Debentures. Directors are not required by the Articles to retire on reaching any age.

Rights of holders of shares can only be varied by passing resolutions with a with a 75% majority at General Meetings of holders of the share class. The directors may call annual and extraordinary meetings as they see fit. Shareholders may also requisition a general meeting pursuant to the provisions of the English Companies Act 1985. Rights of admission and voting at general meetings attach to each class of share and are described elsewhere in this Annual Report. Share transfers that would result in a change of control may not be registered unless an Approved Offer is made. This imposes various requirements to be met including keeping the offer open for twenty-one days and the offer having Institutional Consent. Full details are set out in Article 46 of the Articles.

Material contracts

We have not entered into any material contracts other than contracts entered into in the ordinary course of business, in the past two years.

Exchange controls

There are no limitations under U.K. law, as currently in effect, on the rights of non-U.K. resident shareholders, by virtue of their non-resident status, to hold or exercise voting rights attaching to the Ordinary Shares of the Company.

There are currently no U.K. laws, decrees or regulations that would affect the transfer of capital or remittance of dividends, interest or other payments to non-U.K. resident shareholders, except as disclosed below.

Taxation

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the material United States federal income tax consequences of the ownership of Notes. Except where noted, it deals only with Notes held as capital assets by United States Holders, as defined below, and does not deal with special situations, such as those of dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, life insurance companies, tax-exempt entities, persons holding Notes as a part of a hedging, integrated or conversion transaction, constructive sale or a straddle or United States Holders of Notes whose “functional currency” is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions made under the Code, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.

If a partnership holds Notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Any holder that is a partner of a partnership holding Notes is urged to consult its own tax advisor.

A “United States Holder” of a Note means a holder that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organised in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust (x) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A “Non-United States Holder” is a holder that is not a United States Holder.

Persons considering the purchase, ownership or disposition of Notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Payments of interest

Interest on a Note will generally be taxable to a United States Holder as ordinary income at the time it is paid or accrued in accordance with the United States Holder’s method of accounting for tax purposes.

It is unclear whether the interest income on a Note will constitute foreign or United States source income for United States federal income tax purposes. A United States Holder of a Note should consult its own tax advisor with respect to the source of such income.

Market discount

If a United States Holder purchases a Note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as “market discount” for United States federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a United States Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition, of a Note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such Note at the time of such payment or disposition. In addition, the United States Holder may be required to defer, until the maturity of the Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Note.

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

Amortizable bond premium

A United States Holder that purchases a Note for an amount in excess of the sum of all amounts payable on the Note after the purchase date other than stated interest will be considered to have purchased the Note at a “premium”. A United States Holder generally may elect to amortize the premium over the remaining term of the Note on a constant yield method as an offset to interest when includible under the United States Holder’s regular accounting method.

In the case of instruments like the Notes that provide for alternative payment schedules, bond premium is calculated by assuming that (i) the holder will exercise or not exercise options in a manner that maximises the holder’s yield and (ii) the issuer will exercise or not exercise options in a manner that minimises the holder’s yield, except with respect to call options for which the issuer is assumed to exercise such call options in a manner that maximises the holder’s yield. Bond premium on a Note held by a United States Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition of the Note.

The election to amortize premium on a constant yield method once made applies to all debt obligations held or subsequently acquired by the electing United States Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. A United States Holder should consult its own tax advisors before making this election.

Sale, exchange, retirement or other disposition of the Notes

A United States Holder’s tax basis in a Note will, in general, be the United States Holder’s cost therefor, increased by any market discount previously included in income by the United States Holder and reduced by any amortized premium and any cash payments on the Note other than qualified stated interest. Upon the sale, exchange, retirement or other disposition of a Note, a United States Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less any accrued qualified stated interest not previously included in income, which will be taxable as ordinary interest income) and the adjusted tax basis of the Note. Except as described above with respect to market discount, such gain or loss will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductability of capital losses is subject to limitations.

Information reporting and backup withholding

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

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a United States Holder’s United States federal income tax liability provided the required information is furnished to the IRS.

Non-United States Holders

As stated above, it is unclear whether the interest income on a Note will constitute foreign or United States source income for United States federal income tax purposes. Consequently, the Issuer will withhold United States federal income tax at a rate of 30% on any interest payment made to a Non-United States Holder unless such interest qualifies as “portfolio interest” under the Code or is otherwise exempt from withholding as described below.

Under present United States federal income and estate tax law, and subject to the discussion below concerning backup withholding:

(a) no withholding of United States federal income tax will be required with respect to the payment by the Issuer or any paying agent of principal or interest of a Note owned by a Non-United States Holder, provided (i) that the Non-United States Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Issuer or Testing Holdings USA Inc. entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder, (ii) the Non-United States Holder is not a controlled foreign corporation that is related to the Issuer or Testing Holdings USA Inc. through stock ownership, (iii) the Non-United States Holder is not a bank whose receipt of interest on a Note is described in section 881(c)(3)(A) of the Code and (iv) either (A) the Non-United States Holder provides its name and address on an IRS Form W-8BEN (or successor form), and certifies, under penalty of perjury, that it is not a United States person or (B) if the Non-United States Holder holds its notes through certain foreign intermediaries or certain foreign partnerships, it satisfies the certification requirements of applicable United States Treasury regulations. Special certification rules apply to certain Non-United States Holders that are entities rather than individuals;

(b) the 30% U.S. federal withholding tax generally will not apply to any gain that a Non-United States Holder realises on the sale, exchange, retirement or other disposition of a Note; and

(c) a Note beneficially owned by an individual who at the time of death is a Non-United States Holder will not be subject to United States federal estate tax as a result of such individual’s death, provided that such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the company entitled to vote within the meaning of section 871(h)(3) of the Code and provided that the interest payments with respect to such Note would not have been, if received at the time of such individual’s death, effectively connected with the conduct of a United States trade or business by such individual.

If a Non-United States Holder cannot satisfy the requirements of the “portfolio interest” exception described in (a) above, the Issuer will withhold United States federal income tax at a rate of 30% on payments of premium, if any, and interest made to such Non-United States Holder unless the beneficial owner of the Note provides the Issuer or its paying agent, as the case may be, with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with the beneficial owner’s conduct of a trade or business in the United States. Alternative documentation may be applicable in certain situations.

If a Non-United States Holder is engaged in a trade or business in the United States and interest on the Note (that is treated as United States source income for United States federal income tax purposes) is effectively connected with the conduct of such trade or business, the Non-United States Holder, although exempt from the withholding tax discussed above, will be subject to United States federal income tax on such interest income on a net income basis in the same manner as if it were a United States Holder. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, such interest income will be included in such foreign corporation’s earnings and profits.

Any gain realized upon the sale, exchange, retirement or other disposition of a Note generally will not be subject to United States federal income tax unless (i) such gain is effectively connected with a trade or business in the United States of the Non-United States Holder, or (ii) in the case of a Non-United States Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition, and certain other conditions are met.

Information reporting and backup withholding

In general, no information reporting or backup withholding will be required with respect to payments made by the Issuer or any paying agent to Non-United States Holders if the requirements described in (a)(iv) above have been satisfied (and the payor does not have actual knowledge that the beneficial owner is a United States person).

In addition, no information reporting or backup withholding will be required with respect to the proceeds of the sale of a Note within the United States or conducted through certain United States related financial intermediaries if the requirements described in (a)(iv) above have been satisfied (and the payor does not have actual knowledge that the beneficial owner is a United States person) or if the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-United States Holder’s United States federal income tax liability provided the required information is furnished to the IRS.

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

Interest on the Global Notes

The Global Notes will constitute “quoted Eurobonds” within the meaning of section 124 of the Income and Corporation Taxes Act 1988 (“the Act”) as long as they continue to be in bearer form and listed on a “recognised stock exchange” within the meaning of section 841 of the Act. The Luxembourg Stock Exchange is currently recognised for these purposes. Accordingly, payments of interest on the Global Notes may be made without withholding on account of U.K. income tax where the Global Notes are held in a recognised clearing system (DTC, Euroclear Bank S.A./N.V. as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) are recognised for these purposes) and, where applicable, any other administrative conditions imposed by regulations made under the Act (as amended by the Finance Act 1996) have been satisfied.

In all other cases an amount must be withheld on account of U.K. income tax at the lower rate (currently 20%), subject to any direction to the contrary by the Inland Revenue under an applicable double taxation treaty.

Where a U.K. collecting agent in the course of a trade carried on by him either (a) acts as custodian of the Global Notes and receives interest on those Notes or directs that interest on the Global Notes be paid to another person or consents to such payment; or (b) collects or secures payment of or receives interest on the Global Notes for a Noteholder (except in either case by means solely of clearing a check or arranging for the clearing of a check), the collecting agent will be required to withhold on account of U.K. income tax at the lower rate unless: (i) the relevant Global Notes are held in a “recognized clearing system” and the collecting agent either: (A) pays or accounts for the interest directly or indirectly to the “recognized clearing system”; or (B) is acting as depository for the “recognized clearing system”; or (ii) the person beneficially entitled to the interest is at the time the interest is paid either not resident in the United Kingdom and beneficially owns the relevant Notes or is specified by regulations; or (iii) the interest arises to trustees not resident in the United Kingdom of certain discretionary or accumulation trusts (where, inter alia, none of the beneficiaries of the trust is resident in the United Kingdom); or (iv) the person beneficially entitled to the interest is eligible for certain reliefs from tax in respect of the interest; or (v) the interest fails to be treated as the income of, or of the government of, a sovereign power or of an international organization.

In the case of each of the above exceptions, further administrative conditions imposed by the regulations referred to above may have to be satisfied for the relevant exception to be available.

The Finance Act 2000 contains legislation which provides that for so long as the Notes are listed on a recognised stock exchange, there will be no obligation upon any person by or through whom a payment of interest is made (including the Issuer or any paying agent or any collecting agent) to deduct or withhold on account of United Kingdom income tax from that payment of interest. The legislation will have effect for payments of interest made on the bonds on or after April 1, 2001. The Finance Act 2000 also provides for the abolition from April 1, 2001 of the paying and collecting agent rules summarised above. Instead of the obligation on paying and collecting agents to withhold tax in certain circumstances, the Inland Revenue are extending their information powers with effect from April 6, 2001 so that paying and collecting agents can be obliged to provide them with details about interest payments in respect of quoted Eurobonds, including the amount of the interest and the name and address of the person entitled to it.

Proposed European Union Savings Directive

The European Union is currently considering proposals for a new directive regarding the taxation of savings income. It is proposed that, subject to a number of important conditions being met, Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain Member States to opt instead for a withholding system for a transitional period in relation to such payments, and subject to the proposals not being required to be applied to Notes issued before March 1, 2001. The proposals are not yet final, and they may be subject to further amendment and/or clarification.

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

Potential application of applicable double tax treaties

Where interest on the Notes has been paid subject to deduction of income tax, holders of Notes who are not resident in the U.K. may be able to recover all or part of the tax deducted if there is an appropriate provision in an applicable double tax treaty. A United States Holder who is entitled to the benefit of the United States/United Kingdom Double Tax Treaty will normally be eligible to recover in full any U.K. tax withheld from payments of interest to which such holder is beneficially entitled by making a claim under the United States/United Kingdom Double Tax Treaty on the appropriate form. Alternatively, in certain circumstances, a claim may be made by a United States Holder in advance of a payment of interest. If the claim is accepted by the U.K. Inland Revenue, it will authorize subsequent payments to that United States Holder to be made without deduction of U.K. withholding tax. Claims for repayment must be made within six years of the end of the U.K. year of assessment (generally April 5 in each year) to which the interest relates and must be accompanied by the original statement provided by the Issuer when the interest payment was made, showing the amount of U.K. income tax deducted. Because a claim is not considered until the U.K. Inland Revenue receives the appropriate form from the Internal Revenue Service, forms should be sent to the Internal Revenue Service, in the case of an advance claim well before the relevant interest payment date or, in the case of a claim for repayment of the tax, well before the end of the appropriate limitation period.

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

Based on the Issuer’s understanding of the Inland Revenue’s practice in this area, it is considered that the Notes will not be treated as constituting “relevant discounted securities” for the purposes of the Finance Act 1996.

Stamp Duty and SDRT

No U.K. stamp duty or stamp duty reserve tax is payable on the issue, transfer or redemption of Exchange Notes (whether Global or Definitive) assuming that the interest rate paid will not exceed a reasonable commercial return.

Documents on display

Documents concerning the Company which are referred to in this document may be inspected at the registered office of the Company, which is 25 Savile Row, London, W1S 2ES.

Item 11: Quantitative and Qualitative Disclosures about Market Risk

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

Interest rate sensitivity

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps, interest rate cap agreements and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps and caps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in Sterling equivalents, which is our reporting currency. The instrument’s actual cash flows are denominated in U.S. dollar (USD), Swedish Kroner (SEK), Euros (EUR) and Hong Kong Dollars (HKD) as indicated in parentheses.

2000	Expected Maturity Date						Total £m	Fair Value £m

	Dec-01 £m	Dec-02 £m	Dec-03 £m	Dec-04 £m	Dec-05 £m	Thereafter £m

Liabilities

Revolving advances short-term

Floating Rate (GBP)	10.0	—	—	—	—	—	10.0	10.0
Average Interest Rate (1)	8.0%	—	—	—	—	—

Underlying Long Term Debt (2)

Fixed Rate (USD)	—	—	—	—	—	138.1	138.1	141.5
Average Interest Rate	—	—	—	—	—	10.3%

Fixed Rate (USD)	—	—	—	—	—	208.5	208.5	93.8
Average Interest Rate (3)	—	—	—	—	—	12.0%

Floating Rate (USD)	4.7	5.8	12.1	15.6	—	—	38.2	38.2
Average Interest Rate (1)	8.2%	8.1%	8.3%	8.7%	—	—

Floating Rate (SEK)	1.0	1.2	2.4	15.3	—	—	19.9	19.9
Average Interest Rate (1)	8.0%	7.2%	7.5%	7.7%	—	—

Floating Rate (EUR)	0.6	0.8	1.6	4.6	—	—	7.6	7.6
Average Interest Rate (1)	7.2%	7.2%	7.3%	7.6%	—	—

Floating Rate (HKD)	6.4	7.5	15.6	—	—	—	29.5	29.5
Average Interest Rate (1)	7.6%	7.7%	7.8%	—	—	—

							451.8	340.5

2000	Expected Maturity Date						Total £m	Fair Value £m

	Dec-01 £m	Dec-02 £m	Dec-03 £m	Dec-04 £m	Dec-05 £m	Thereafter £m

Interest rate swaps

Pay Fixed to Receive Variable (USD)	15.6	—	—	—	—	—	15.6	—
Average Pay Rate	6.3%	—	—	—	—	—
Average Receive Rate (4)	6.0%	—	—	—	—	—

Pay Fixed to Receive Variable (USD)	21.1	—	—	—	—	—	21.1	(0.1)
Average Pay Rate	6.5%	—	—	—	—	—
Average Receive Rate (4)	6.0%	—	—	—	—	—

Pay Fixed to Receive Variable (SEK)	7.7	—	—	—	—	—	7.7	(0.2)
Average Pay Rate	6.8%	—	—	—	—	—
Average Receive Rate (4)	5.5%	—	—	—	—	—

Pay Fixed to Receive Variable (EUR)	4.7	—	—	—	—	—	4.7	—
Average Pay Rate	5.1%	—	—	—	—	—
Average Receive Rate (4)	4.7%	—	—	—	—	—

Pay Fixed to Receive Variable (HKD)	29.6	—	—	—	—	—	29.6	(0.2)
Average Pay Rate	6.4%	—	—	—	—	—
Average Receive Rate (4)	5.7%	—	—	—	—	—

							78.7	(0.5)

(1)	The interest rate applicable to the relevant currency is determined based on the inter-bank offering rate plus a spread (not in excess of 2.75% nor lower than 1.50% per year) based on the ratio of total net indebtedness of the Group as defined in the Credit Agreement. Rates included in the table represent average rates in effect at December 31, 2000.

(2)	Including current portion.

(3)	This debt is separately itemised due to the fact that interest is capitalised over the life of the debt.

(4)	The receive rates consist of the implied forward borrowing rates in the yield curve at the reporting date.

1999	Expected Maturity Date						Total £m	Fair Value £m

	Dec-00 £m	Dec-01 £m	Dec-02 £m	Dec-03 £m	Dec-04 £m	Thereafter £m

Liabilities
Revolving advances short-term

Floating Rate (GBP)	6.0	—	—	—	—	—	6.0	6.0
Average Interest Rate (5)	7.9%	—	—	—	—	—

Floating Rate (USD)	4.3	—	—	—	—	—	4.3	4.3
Average Interest Rate (5)	7.8%	—	—	—	—	—

Underlying Long Term Debt (2)

Fixed Rate (USD)	—	—	—	—	—	126.1	126.1	120.7
Average Interest Rate	—	—	—	—	—	10.3%

Fixed Rate (USD)	—	—	—	—	—	190.4	190.4	68.7
Average Interest Rate (3)	—	—	—	—	—	12.0%

Floating Rate (USD)	1.9	4.4	5.4	11.2	14.2	—	37.1	37.2
Average Interest Rate (5)	8.6%	9.3%	9.4%	9.6%	10.0%	—

Floating Rate (SEK)	0.5	1.0	1.2	2.5	15.8	—	21.0	21.1
Average Interest Rate (5)	7.0%	8.5%	8.9%	9.1%	9.2%	—

Floating Rate (EUR)	0.3	0.7	0.8	1.6	4.8		8.2	8.1
Average Interest Rate (5)	6.3%	7.4%	7.8%	8.4%	8.6%	—

Floating Rate (HKD)	2.8	5.9	6.9	14.3	—	—	29.9	30.0
Average Interest Rate (5)	8.8%	9.1%	9.2%	9.45%	—	—

							423.0	296.1

(2)	Including current portion.

(3)	This debt is separately itemised due to the fact that interest is capitalised over the life of the debt.

(5)	The interest rate applicable to the relevant currency is determined based on the inter-bank offering rate plus a spread (not in excess of 2.75% nor lower than 1.50% per year) based on the ratio of total net indebtedness of the Group as defined in the Credit Agreement. Rates included in the table represent average rates in effect at December 31, 1999.

1999	Expected Maturity Date						Total £m	Fair Value £m

	Dec-00 £m	Dec-01 £m	Dec-02 £m	Dec-03 £m	Dec-04 £m	Thereafter £m

Interest rate swaps

Pay Fixed to Receive Variable (USD)	—	14.3	—	—	—	—	14.3	0.1
Average Pay Rate	—	6.3%	—	—	—	—
Average Receive Rate (4)	6.5%	7.1%	—	—	—	—

Pay Fixed to Receive Variable (USD)	—	22.4	—	—	—	—	22.4	0.1
Average Pay Rate	—	6.5%	—	—	—	—
Average Receive Rate (4)	6.5%	7.1%	—	—	—	—

Pay Fixed to Receive Variable (SEK)	—	7.9	—	—	—	—	7.9	—
Average Pay Rate	—	6.8%	—	—	—	—
Average Receive Rate (4)	4.4%	5.9%	—	—	—	—

Pay Fixed to Receive Variable (EUR)	—	4.8	—	—	—	—	4.8	(0.1)
Average Pay Rate	—	5.1%	—	—	—	—
Average Receive Rate (4)	3.9%	4.9%	—	—	—	—

Interest Rate Caps
Notional Amount	29.6	—	—	—	—	—	29.6	0.1
HKD Strike (cap)	8.0%	—	—	—	—	—
Forward Rate	6.5%	—	—	—	—	—

							79.0	0.2

(4)	The receive rates consist of the implied forward borrowing rates in the yield curve at the reporting date.

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

2000	Expected Maturity Date						Total £m	Fair Value £m

	Dec-01 £m	Dec-02 £m	Dec-03 £m	Dec-04 £m	Dec-05 £m	Thereafter £m

Liabilities

Underlying Long Term Debt

Fixed Rate (USD)	—	—	—	—	—	138.1	138.1	141.5
Average Interest Rate	—	—	—	—	—	10.3%

Fixed Rate (USD)	—	—	—	—	—	208.5	208.5	93.8
Average Interest Rate	—	—	—	—	—	12.0%

Floating Rate (USD)	4.7	5.8	12.1	15.6	—	—	38.2	38.2
Average Interest Rate	8.2%	8.1%	8.3%	8.7%	—	—

Floating Rate (SEK)	1.0	1.2	2.4	15.3	—	—	19.9	19.9
Average Interest Rate	8.0%	7.2%	7.5%	7.7%	—	—

Floating Rate (EUR)	0.6	0.8	1.6	4.6	—	—	7.6	7.6
Average Interest Rate	7.2%	7.2%	7.3%	7.6%	—	—

Floating Rate (HKD)	6.4	7.5	15.6	—	—	—	29.5	29.5
Average Interest Rate	7.6%	7.7%	7.8%	—	—	—

							441.8	330.5

Forward exchange agreements

(Receive GBP pay USD)
Contract Amount	4.2						4.2	0.1

Average Contract Exchange Rate	1.47						4.2	0.1

1999	Expected Maturity Date						Total £m	Fair Value £m

	Dec-00 £m	Dec-01 £m	Dec-02 £m	Dec-03 £m	Dec-04 £m	Thereafter £m

Liabilities
Revolving advances

Floating Rate (USD)	4.3	—	—	—	—	—	4.3	4.3
Average Interest Rate	7.8%	—	—	—	—	—

Underlying Long Term Debt (6)

Fixed Rate (USD)	—	—	—	—	—	126.1	126.1	120.7
Average Interest Rate	—	—	—	—	—	10.3%

Fixed Rate (USD)	—	—	—	—	—	190.4	190.4	68.7
Average Interest Rate	—	—	—	—	—	12.0%

Floating Rate (USD)	1.9	4.4	5.4	11.2	14.2	—	37.1	37.2
Average Interest Rate	8.6%	9.3%	9.4%	9.6%	10.0%	—

Floating Rate (SEK)	0.5	1.0	1.2	2.5	15.8	—	21.0	21.0
Average Interest Rate	7.0%	8.5%	8.9%	9.1%	9.2%	—

Floating Rate (EUR)	0.3	0.7	0.8	1.6	4.8	—	8.2	8.2
Average Interest Rate	6.3%	7.4%	7.8%	8.4%	8.6%	—

Floating Rate (HKD)	2.8	5.9	6.9	14.3	—	—	29.9	29.9
Average Interest Rate	8.8%	9.1%	9.2%	9.4%	—	—

							417.0	290.0

Forward exchange agreements

(Receive GBP pay CHF)
Contract Amount	3.2	—	—	—	—	—	3.2	—
Average Contract Exchange Rate	2.55	—	—	—	—	—

(Receive GBP pay USD)
Contract Amount	5.3	—	—	—	—	—	5.3	—
Average Contract Exchange Rate	1.60	—	—	—	—	—

(Receive CAD pay USD)
Contract Amount	1.6	—	—	—	—	—	1.6	0.1
Average Contract Exchange Rate	1.48	—	—	—	—	—

(Receive HKD pay GBP)
Contract Amount	0.4	—	—	—	—	—	0.4	—
Average Contract Exchange Rate	12.66	—	—	—	—	—

							10.5	0.1

(6)	The amortised amounts were amended in March 1999 in accordance with the amendment and restatement agreement date March 5, 1999.

Item 12: Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

None.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

PART III

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

None.

If requested, we agree to furnish to the Securities and Exchange Commission a list or diagram of the Company’s subsidiaries indicating for each subsidiary (a) its country or other jurisdiction of incorporation or organisation, (b) its relationship to the Company and (c) the percentage of voting securities owned or other basis of control by its immediate parent, if any.

Report of Independent Auditors

To the Board of Directors and Shareholders of Intertek Testing Services Limited

We have audited the accompanying consolidated balance sheets of Intertek Testing Services Limited and its subsidiaries (the “Company”) as of December 31, 1999 and 2000 and the related consolidated statements of operations, cash flows, changes in shareholders’ deficit and total recognised gains and losses for each of the three years ended December 31, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1999 and 2000 and the consolidated results of its operations and its cash flows for the years ended December 31, 1998, 1999 and 2000 in conformity with generally accepted accounting principles in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the consolidated results of operations for each of the three years ended December 31, 2000 and consolidated shareholders’ deficit as of December 31, 1999 and 2000 to the extent summarised in Note 30 to the consolidated financial statements.

KPMG

Chartered Accountants

London, England

March 22, 2001

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Notes	Year ended December 31, 1998 £m	Year ended December 31, 1999 £m	Year ended December 31, 2000 £m
Revenues	3
Continuing operations		337.8	351.2	398.4
Discontinued operations		22.0	11.3	0.7

Group revenues		359.8	362.5	399.1
Operating costs	4	(336.8)	(311.4)	(341.6)

Group operating income		23.0	51.1	57.5
Share of operating profit in associates		—	0.3	0.9

Total operating income	6	23.0	51.4	58.4

Operating income/(loss) before exceptional items
Continuing operations		44.8	48.0	60.0
Discontinued operations		(2.6)	(2.1)	(0.7)

	3	42.2	45.9	59.3

Exceptional items (charged)/credited to operating income	4, 5
Continuing operations		(14.0)	10.5	6.9
Discontinued operations		(5.2)	(5.0)	(7.8)

Total operating income		23.0	51.4	58.4

Operating income/(loss) after exceptional items
Continuing operations		30.8	58.5	66.9
Discontinued operations		(7.8)	(7.1)	(8.5)

Total operating income		23.0	51.4	58.4

Non-operating exceptional items	5
Continuing operations		—	2.4	(3.1)
Discontinued operations		(1.4)	—	(12.1)

Total non-operating exceptional items		(1.4)	2.4	(15.2)

Income on ordinary activities before net interest		21.6	53.8	43.2
Net interest expense	7	(31.8)	(32.2)	(35.8)

(Loss)/income before taxation		(10.2)	21.6	7.4
Taxation	8	(7.2)	(9.4)	(10.9)

(Loss)/income after taxation		(17.4)	12.2	(3.5)
Minority interests		(3.2)	(3.2)	(3.6)

Net (loss)/income for the group and its share of associates	21	(20.6)	9.0	(7.1)

The accompanying notes on pages F-6 to F-53 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED BALANCE SHEETS

	Notes	December 31, 1999 £m	December 31, 2000 £m

ASSETS
Current assets
Cash		20.2	21.3
Trade receivables	12	70.1	81.6
Inventories	14	2.6	1.7
Other current assets	13	15.6	19.1

Total current assets		108.5	123.7
Goodwill	9	15.8	16.8
Property, plant and equipment, net	10	53.8	67.9
Investments	11	0.5	0.9

Total assets		178.6	209.3

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Borrowings (including current portion of long term borrowings)	15	15.4	22.1
Accounts payable, accrued liabilities and deferred income	16	69.5	80.5
Income taxes payable		5.4	6.9

Total current liabilities		90.3	109.5

Long term borrowings	15	278.2	300.3
Provisions for liabilities and charges	17	6.8	13.9
Minority interests		5.8	6.3
Commitments and contingencies	27, 28
Shareholders’ deficit
Ordinary shares	19	0.8	0.8
Redeemable preference shares	19	105.5	105.5
Shares to be issued	19	2.8	2.8
Premium in excess of par value	19	3.6	3.6
Retained deficit	21	(315.2)	(333.4)

Total shareholders’ deficit	22	(202.5)	(220.7)

Total liabilities and shareholders’ deficit		178.6	209.3

The accompanying notes on pages F-6 to F-53 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Notes	Year ended December 31, 1998 £m	Year ended December 31, 1999 £m	Year ended December 31, 2000 £m

Total operating cash inflow	23	32.4	59.8	71.9
Returns on investments and servicing of finance	24	(25.0)	(23.9)	(26.4)
Taxation		(5.9)	(6.9)	(10.1)
Capital expenditure and financial investment	24	(14.0)	(17.5)	(26.1)
Acquisitions and disposals	24	(11.7)	(5.0)	(0.6)

Cash (outflow)/inflow before financing		(24.2)	6.5	8.7

Financing	24	16.0	(1.6)	(7.3)

(Decrease)/increase in cash in the period		(8.2)	4.9	1.4

Reconciliation of net cash flow to movement in net debt	25

(Decrease)/increase in cash in the period		(8.2)	4.9	1.4

Cash (outflow)/inflow from increase in debt		(11.0)	22.0	7.4

Change in net debt resulting from cash flows		(19.2)	26.9	8.8
Debt issued in lieu of interest payment		(7.1)	(8.1)	(10.1)
Acquisitions and disposals		(0.4)	(1.6)	(0.7)
Other non-cash movements		(1.9)	(2.0)	(2.1)
Exchange adjustments		1.7	(9.6)	(23.6)

Movement in net debt in the period		(26.9)	5.6	(27.7)
Net debt at the start of the period		(252.1)	(279.0)	(273.4)

Net debt at the end of the period		(279.0)	(273.4)	(301.1)

The accompanying notes on pages F-6 to F-53 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

	Year ended December 31, 1998 £m	Year ended December 31, 1999 £m	Year ended December 31, 2000 £m

Net (loss)/income from subsidiaries	(20.6)	9.4	(7.2)
Net (loss)/income from associates	—	(0.4)	0.1

	(20.6)	9.0	(7.1)
Exchange adjustments	0.9	(11.0)	(21.1)

Total recognised gains and losses	(19.7)	(2.0)	(28.2)

There is no material difference between income before taxation, and net income for the financial periods, as stated in the statements of operations and their historical cost equivalents.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Ordinary shares £m	Redeemable preference shares £m	Shares to be issued £m	Premium in excess of par value £m	Retained deficit £m	Total £m

Balance at January 1, 1998	0.3	81.8	2.8	2.9	(294.5)	(206.7)

Net loss	—	—	—	—	(20.6)	(20.6)
Issue of shares	—	4.9	—	0.1	—	5.0
Exchange adjustments	—	—	—	—	0.9	0.9

Balance at December 31, 1998	0.3	86.7	2.8	3.0	(314.2)	(221.4)

Net income	—	—	—	—	9.0	9.0
Issue of shares	0.5	18.8	—	0.6	—	19.9
Goodwill on disposals	—	—	—	—	1.0	1.0
Exchange adjustments	—	—	—	—	(11.0)	(11.0)

Balance at December 31, 1999	0.8	105.5	2.8	3.6	(315.2)	(202.5)

Net loss	—	—	—	—	(7.1)	(7.1)
Goodwill on disposals	—	—	—	—	10.0	10.0
Exchange adjustments	—	—	—	—	(21.1)	(21.1)

Balance at December 31, 2000	0.8	105.5	2.8	3.6	(333.4)	(220.7)

Included in retained deficit is £287.2 million relating to goodwill (1999: £277.4 million and 1998: £270.6 million). This comprises goodwill of £285.0 million written off to reserves in relation to the acquisition of subsidiaries prior to December 1997 (1999: £276.2 million and 1998: £270.2 million) and £2.2 million amortised goodwill in relation to acquisitions from January 1, 1998 (1999: £1.2 million and 1998: £0.4 million).

The accompanying notes on pages F-6 to F-53 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting policies

The significant accounting policies adopted by the Company and its subsidiaries are set out below. Financial Reporting Standard 15: Tangible Fixed Assets and Financial Reporting Standard 16: Current tax have been adopted and no prior year adjustments are required.

Basis of consolidation

The consolidated financial statements of the Company include the financial statements of the Company and its subsidiaries. The acquisition method of accounting has been adopted. Under this method, the results of subsidiaries acquired or sold are included in the consolidated statement of income of the Company from, or up to, the date control passes. The consolidated statements of income of the Company include their respective shares of income from associated undertakings. The consolidated balance sheets of the Company include interests in associates at their respective shares of the net tangible assets.

Use of estimates

Preparation of financial statements in conformity with U.K. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for an accounting period. Such estimates and assumptions could change in the future as more information becomes known or circumstances alter, such that the group’s actual results may differ from the amounts reported and disclosed in the financial statements.

Foreign currencies

The results of operations and cash flows of foreign subsidiaries and associated undertakings are translated into sterling at the average of the month end rates of exchange for the period. Assets and liabilities in foreign currencies are translated into sterling at closing rates of exchange except where rates are fixed under contractual arrangements. The difference between net income/(loss) translated at average and at closing rates of exchange is included in the statement of total recognised gains and losses as a movement in shareholders’ equity/(deficit). Exchange differences arising from the retranslation to closing rates of exchange of opening shareholders’ equity, long-term foreign currency borrowings used to finance foreign currency investments, and foreign currency borrowings that provide a hedge against shareholders’ equity are also reflected as movements in shareholders’ equity/(deficit). All other exchange differences are dealt with in operations.

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less depreciation, which is provided, except for freehold land, on a straight line basis over the estimated useful lives of the assets, mainly at the following annual rates:

Freehold buildings and long leasehold land and buildings	2
Short leasehold land and buildings	term of lease
Plant, machinery and equipment	10% - 33.3%

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

Goodwill

Purchased goodwill in respect of acquisitions since January 1, 1998 is capitalised in accordance with the requirements of FRS 10: Goodwill and Intangible Assets, and is amortised on a straight line basis over its estimated useful life, which is up to 20 years. Purchased goodwill in respect of acquisitions before January 1, 1998 was written off to reserves in the year of acquisition in accordance with the accounting standard then in force. When a subsequent disposal occurs any goodwill previously written off to reserves is written back through the profit and loss account.

Cash and cash equivalents

Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Derivative financial instruments

ITS uses various derivative financial instruments to manage its exposure to foreign exchange and interest rate risks. Derivative financial instruments are considered hedges if they meet certain criteria. A forward exchange contract is considered a hedge of an identifiable foreign currency commitment if such contract is designated as, and is effective as, a hedge of a firm foreign currency commitment. An interest rate swap agreement is considered a “synthetic alteration” (and accounted for like a hedge) when the agreement is designated with a specific liability and it alters the interest rate characteristics of such liability. An interest rate cap agreement must also meet the same criteria as an interest rate swap to be considered as a hedge of a specific liability. Derivative financial instruments failing to meet the aforementioned criteria are accounted for at fair value, with the resulting unrealised gains and losses included in the statement of operations.

Forward exchange contracts

Forward exchange contracts are designed as hedges of firm foreign currency commitments. Gains and losses on such contracts are deferred and recognised in income or as an adjustment of the carrying amount when the hedged transaction occurs.

Interest rate cap agreements

Interest rate cap agreements are accounted for under the accruals basis. Amounts receivable under the agreement are accrued when due as a reduction of interest charges. Premiums paid for purchased interest rate cap agreements are amortised to interest charges over the term of the caps.

Interest rate swaps

Interest rate swap agreements are designed to change the interest rate characteristics of floating-rate borrowings. Accordingly, these agreements are accounted for under the settlement basis. The interest differential between the amounts received and amount paid is recognised as an adjustment to interest charges over the term of the swap.

2. Basis of preparation

The accompanying consolidated financial statements of the Company and its subsidiaries have been prepared in conformity with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”) and are presented under the historical cost convention. These principles differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”) – see Note 30.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Basis of preparation (continued)

The Directors have reviewed the Group’s budget for the current year and outline projections for the subsequent year including cash flows and forecasts of headroom available against debt covenants. Following this review, the Directors have formed a judgement that, at the time of approval of the financial statements, the Group has sufficient resources to continue operating for the foreseeable future. For this reason, the Directors continue to prepare the financial statements on a going concern basis.

These consolidated financial statements do not constitute ‘statutory accounts’ within the meaning of section 240 of the Companies Act 1985 for any of the three years ended December 31, 1998, 1999, and 2000. Statutory accounts for 1998 and 1999 have been filed with the United Kingdom Registrar of Companies; the statutory accounts for 2000 will be filed following the company’s annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

3. Segment information

ITS comprises four operating divisions which are organised as follows: (1) Caleb Brett, which tests and inspects crude oil, petroleum products and chemicals and agricultural produce; (2) ETL SEMKO, which tests and certifies electrical and electronic products, telecommunication equipment, building products and heating, ventilation and air conditioning equipment; (3) Labtest, which tests and inspects textiles, toys and other consumer products and (4) Foreign Trade Standards, which provides independent pre-shipment inspection services to governments. Central overheads comprise the costs of the corporate head office and non-operating holding companies. ITS sold its Bondar Clegg division in 2000 and the results to the date of sale are disclosed as a discontinued operation. Prior year results have been restated to reflect this disclosure. The Environmental Testing division which operated principally in the United States and the United Kingdom was sold in 1998 and its results to the date of sale are disclosed as a discontinued operation. The accounting policies of each division are the same as those described in the summary of accounting policies.

By division	Year ended December 31, 1998 £m	Year ended December 31, 1999 £m	Year ended December 31, 2000 £m

Revenues
Caleb Brett	123.0	137.2	157.5
ETL SEMKO	84.9	88.2	99.5
Labtest	64.6	78.3	94.0
Foreign Trade Standards	65.3	47.5	47.4

Total continuing operations	337.8	351.2	398.4
Bondar Clegg	16.5	11.3	0.7
Environmental Testing	5.5	—	—

Total discontinued operations	22.0	11.3	0.7

Total	359.8	362.5	399.1

Operating income/(loss) before exceptional items
Caleb Brett	13.4	14.8	16.6
ETL SEMKO	10.9	12.4	15.0
Labtest	16.9	21.6	27.8
Foreign Trade Standards	8.0	3.1	5.8
Central overheads	(4.4)	(3.9)	(5.2)

Total continuing operations	44.8	48.0	60.0
Bondar Clegg	(0.1)	(2.1)	(0.7)
Environmental Testing	(2.5)	—	—

Total discontinued operations	(2.6)	(2.1)	(0.7)

Total	42.2	45.9	59.3

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Segment information (continued)

	Year ended December 31, 1998 £m	Year ended December 31, 1999 £m	Year ended December 31, 2000 £m
Operating exceptional items
Foreign Trade Standards	(12.2)	8.7	9.6
Caleb Brett	(1.8)	1.8	(2.7)

Total continuing operations	(14.0)	10.5	6.9
Bondar Clegg	—	(2.2)	—
Environmental Testing	(5.2)	(2.8)	(7.8)

Total discontinued operations	(5.2)	(5.0)	(7.8)

Total	(19.2)	5.5	(0.9)

Non-operating exceptional items
Caleb Brett	—	—	(0.5)
ETL SEMKO	—	2.4	—
Foreign Trade Standards	—	—	(2.6)

Total continuing operations	—	2.4	(3.1)
Bondar Clegg	—	—	(12.1)
Environmental Testing	(1.4)	—	—

Discontinued operations	(1.4)	—	(12.1)

Total	(1.4)	2.4	(15.2)

Depreciation and amortisation
Caleb Brett	4.1	4.7	5.6
ETL SEMKO	3.1	3.4	4.7
Labtest	1.5	2.0	2.8
Foreign Trade Standards	1.1	0.8	0.7
Central overheads	0.1	0.2	0.1

Total continuing operations	9.9	11.1	13.9
Bondar Clegg	1.1	1.0	0.2
Environmental Testing	0.5	—	—

Total discontinued operations	1.6	1.0	0.2

Total	11.5	12.1	14.1

Capital expenditure
Caleb Brett	3.9	6.3	10.4
ETL SEMKO	4.1	5.7	9.9
Labtest	3.9	5.0	4.8
Foreign Trade Standards	0.7	0.4	0.9
Central overheads	0.1	—	—

Total continuing operations	12.7	17.4	26.0
Bondar Clegg	1.2	0.4	0.3
Environmental Testing	0.1	—	—

Total discontinued operations	1.3	0.4	0.3

Total	14.0	17.8	26.3

Unallocated costs

Cash, borrowings and income tax are managed centrally and are therefore not allocated to the divisions. Interest expense and income and income tax expense are therefore not allocated to the divisions.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Segment information (continued)

	December 31, 1999 £m	December 31, 2000 £m

Total assets
Caleb Brett	78.8	93.4
ETL SEMKO	48.7	59.6
Labtest	30.5	36.4
Foreign Trade Standards	48.4	43.6
Central overheads	45.9	61.6

Sub total	252.3	294.6
Trading balances with other ITS group companies	(89.2)	(85.3)

Total continuing operations	163.1	209.3
Bondar Clegg	15.4	—
Environmental Testing	0.1	—

Total discontinued operations	15.5	—

Total	178.6	209.3

Capital employed
Caleb Brett	40.4	49.1
ETL SEMKO	28.0	29.4
Labtest	13.9	16.4
Foreign Trade Standards	(2.1)	0.6
Central overheads	20.3	26.7

Total continuing operations	100.5	122.2
Bondar Clegg	4.6	—
Environmental Testing	(2.8)	(7.3)

Total discontinued operations	1.8	(7.3)

Total	102.3	114.9

Reconciliation of capital employed to consolidated
shareholders’ deficit
Capital employed	102.3	114.9
Taxation	(5.4)	(6.9)
Net borrowings	(293.6)	(322.4)
Minority interest	(5.8)	(6.3)

Consolidated shareholders’ deficit	(202.5)	(220.7)

Central overheads comprises assets not attributable to the operating divisions, principally cash.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Segment information (continued)

By geographic area	December 31, 1999 £m	December 31, 2000 £m

Total assets
Americas	93.4	103.9
Europe, Africa and Middle East	122.4	141.4
Asia and Far East	36.5	49.3
Trading balances due from other ITS group companies	(89.2)	(85.3)

Total continuing operations	163.1	209.3
Total discontinued operations	15.5	—

Total	178.6	209.3

Total assets in significant countries
United States	72.5	86.4
United Kingdom	45.6	69.0
Others (each under 10% of total)	134.2	139.2
Trading balances due from other ITS group companies	(89.2)	(85.3)

Total continuing operations	163.1	209.3
Total discontinued operations	15.5	—

Total	178.6	209.3

Property, plant and equipment
Americas	24.5	32.4
Europe, Africa and Middle East	17.6	22.3
Asia and Far East	9.5	13.2

Total continuing operations	51.6	67.9
Total discontinued operations	2.2	—

Total	53.8	67.9

Property, plant and equipment in significant countries
United States	21.2	27.5
United Kingdom	5.0	9.6
Sweden	5.5	5.2
Others (each under 10% of total)	19.9	25.6

Total continuing operations	51.6	67.9
Total discontinued operations	2.2	—

Total	53.8	67.9

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Segment information (continued)

	Year ended December 31, 1998 £m	Year ended December 31, 1999 £m	Year ended December 31, 2000 £m

Revenues by geographic origin
Americas	137.0	143.3	163.5
Europe, Africa and Middle East	126.5	117.7	120.4
Asia and Far East	74.3	90.2	114.5

Total continuing operations	337.8	351.2	398.4
Total discontinued operations	22.0	11.3	0.7

Total	359.8	362.5	399.1

Revenues from significant countries of origin
United States	114.2	119.1	133.7
United Kingdom	65.2	51.6	56.0
Hong Kong	39.0	44.4	54.2
Others (each under 10% of total)	119.4	136.1	154.5

Total continuing operations	337.8	351.2	398.4
Total discontinued operations	22.0	11.3	0.7

Total	359.8	362.5	399.1

Operating income/(loss) before exceptional items
Americas	12.0	10.2	15.0
Europe, Africa and Middle East	11.5	9.8	9.5
Asia and Far East	21.3	28.0	35.5

Total continuing operations	44.8	48.0	60.0
Total discontinued operations	(2.6)	(2.1)	(0.7)

Total	42.2	45.9	59.3

Operating income/(loss) before exceptional items from significant countries
United States	9.3	8.9	12.0
United Kingdom	3.5	(0.6)	(1.7)
Hong Kong	10.7	14.0	19.1
Others (each under 10% of total)	21.3	25.7	30.6

Total continuing operations	44.8	48.0	60.0
Total discontinued operations	(2.6)	(2.1)	(0.7)

Total	42.2	45.9	59.3

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Segment information (continued)

	Year ended December 31, 1998 £m	Year ended December 31, 1999 £m	Year ended December 31, 2000 £m

Revenues by geographic area of destination
Americas	140.8	148.1	170.7
Europe, Africa and Middle East	120.7	111.9	111.0
Asia and Far East	76.3	91.2	116.7

Total continuing operations	337.8	351.2	398.4
Total discontinued operations	22.0	11.3	0.7

Total	359.8	362.5	399.1

Revenues from significant destination countries
United States	111.3	117.1	131.3
Hong Kong	38.2	43.6	51.5
Others (each under 10% of total)	188.3	190.5	215.6

Total continuing operations	337.8	351.2	398.4
Total discontinued operations	22.0	11.3	0.7

Total	359.8	362.5	399.1

4. Operating costs and gross profit

	Year ended December 31, 1998 £m	Year ended December 31, 1999 £m	Year ended December 31, 2000 £m

Cost of sales	292.1	292.0	313.3
Administrative costs	44.7	19.4	28.3

Total operating costs	336.8	311.4	341.6

Gross profit	67.7	70.5	85.8

Gross profit is total revenues less cost of sales. Administrative costs comprise the following:

Administrative costs before exceptional items	25.5	24.9	27.4
Operating exceptional items (note 5)	19.2	(5.5)	0.9

Total administrative costs	44.7	19.4	28.3

Administrative costs comprise expenses incurred at the head office and the regional offices of each division. All expenses incurred at other operating locations are included in cost of sales.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. Exceptional items

	Year ended December 31, 1998 £m	Year ended December 31, 1999 £m	Year ended December 31, 2000 £m

Operating exceptional items
Foreign Trade Standards
Nigeria	(12.2)	11.3	9.6
Restructuring	—	(2.6)	—

	(12.2)	8.7	9.6

Caleb Brett
Nigeria	(1.8)	1.8	—
EPA fine and costs	—	—	(2.7)

Total continuing operations	(14.0)	10.5	6.9
Bondar Clegg	—	(2.2)	—
Environmental Testing	(5.2)	(2.8)	(7.8)

Discontinued operations	(5.2)	(5.0)	(7.8)

Total operating exceptional items	(19.2)	5.5	(0.9)

Non-operating exceptional items
Caleb Brett	—	—	(0.5)
ETL SEMKO	—	2.4	—
Foreign Trade Standards	—	—	(2.6)

Total continuing operations	—	2.4	(3.1)
Bondar Clegg	—	—	(12.1)
Environmental Testing	(1.4)	—	—

Discontinued operations	(1.4)	—	(12.1)

Total non-operating exceptional items	(1.4)	2.4	(15.2)

Due to the irregular nature of payments received from the Nigerian government for pre-shipment inspection work carried out by FTS, in 1997, ITS adopted a policy of making full provision against invoices issued to this client and only reversing the provision when cash is received. On March 31, 1999 the Nigerian Government cancelled its pre-shipment inspection programmes. In September 1999, the new government re-introduced a pre-shipment inspection programme. FTS is participating in this programme but in a much smaller capacity than the previous programmes. In view of the regular payments received from the government and the reduced debt exposure, from July 2000 we stopped making exceptional provisions for unpaid invoices issued in respect of the new government pre-inspection programme. The tax effect of the exceptional credit to income in 2000 was £nil (1999: £nil and 1998: £1.9 million).

The exceptional charge to operating income, of £2.6 million in 1999 in respect of FTS is a result of restructuring this division following the termination of the old inspection programmes in Nigeria. The tax effect of this exceptional charge to income in 1999 was £0.1 million.

Until March 1999, the Caleb Brett division also provided testing services to the Nigerian Government and the policy of making full provision against invoices issued to this client and only reversing the provision when cash was received was also adopted. The tax effect of the exceptional credit to income was £nil in 1999 and 1998.

The Caleb Brett division is being investigated by the Environmental Protection Agency in Linden, New Jersey and in Puerto Rico. The exceptional charge of £2.7 million related to legal costs of £1.0 million in 2000 and further expected costs of £1.0 million in 2001. In addition, we have agreed to pay a fine of £0.7 million to conclude the Linden investigation. The tax effect of this exceptional charge was £nil.

The exceptional charge to operating income of £2.2 million for Bondar Clegg in 1999 related to restructuring costs. The tax effect of this exceptional charge was £nil.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. Exceptional items (continued)

The exceptional charge to operating income of £7.8 million (1999: £2.8 million and 1998: £5.2 million) for Environmental Testing was primarily for legal costs relating to the ongoing investigation by the Environmental Protection Agency (See note 27). The tax effect of this exceptional charge was £nil (1999: £nil and 1998: £nil).

During 2000, Caleb Brett sold a small loss adjusting business in Chile for £0.2 million. Goodwill of £0.6 million that was previously written off to reserves was transferred to the profit and loss account, resulting in an exceptional charge of £0.4 million. Caleb Brett also incurred an exceptional charge of £0.1 million, when an investment in a small company in Thailand in which we had a 49% interest, was liquidated. The tax effect of this exceptional charge was £nil.

During 2000, FTS sold its technical services business in the United States for its net asset value of £1.0 million. Goodwill of £2.6 million that was previously written off to reserves was transferred to the profit and loss account, resulting in an exceptional charge of £2.6 million. The tax effect of this exceptional charge was £nil.

During 1999, ETL SEMKO disposed of a non-core activity in the United States that generated an exceptional credit of £2.2 million. This credit was after deducting attributable goodwill of £1.1 million from the disposal proceeds of £3.3 million. The tax effect of this exceptional credit was £nil. ETL SEMKO sold 51% of its Quality Management business in Sweden for £0.2 million. This generated an exceptional credit of £0.1 million. The tax effect of this exceptional credit was £0.1 million. ETL SEMKO sold 20% of its stake in a testing and certification facility in the United Kingdom for £0.2 million. This generated an exceptional credit of £0.1 million. The tax effect of this exceptional credit was £nil.

The non-operating exceptional charge of £1.4 million for Environmental Testing in 1998 related to the loss on disposal of Environmental operations in the United States and the United Kingdom and closure costs. There was no related tax impact.

Our minerals testing division, Bondar Clegg, ceased operating at the beginning of 2000. The businesses in North and South America, Ghana and Mali were sold for £1.5 million and we received £0.2 million for the sale of assets in Africa. We incurred termination and closure costs of £1.0 million. The disposals and closure of Bondar Clegg generated a net loss of £5.2 million. Goodwill of £6.9 million that was previously written off to reserves was charged to the profit and loss account, resulting in an exceptional charge of £12.1 million. The tax effect of this exceptional charge was £nil.

6. Operating income

	Year ended December 31, 1998 £m	Year ended December 31, 1999 £m	Year ended December 31, 2000 £m

Operating income is stated after charging:
Depreciation of tangible assets	11.1	11.3	13.0
Amortisation of intangible goodwill	0.4	0.8	1.1
Directors’ emoluments	0.8	0.8	0.8
Staff costs	155.1	168.2	178.0
Leasing and hire charges	15.9	17.5	18.1
Auditors’ remuneration:
Group - as auditors	0.5	0.6	0.6
Group - other services	0.1	0.3	0.2
Company - as auditors	—	—	—

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. Net interest expense

	Year ended December 31, 1998 £m	Year ended December 31, 1999 £m	Year ended December 31, 2000 £m

Interest expense and other charges
Senior Subordinated Notes	12.4	12.8	13.7
Parent Subordinated PIK Debentures	7.2	8.3	10.3
Senior Term Loan A	6.7	5.5	5.1
Senior Term Loan B	3.1	3.0	3.1
Senior Revolver	0.6	0.4	0.8
Other borrowings	0.7	0.8	0.8
Foreign exchange gains on external loans	0.1	0.1	0.4
Amortisation of debt issuance costs	1.9	2.0	2.1

Interest expense	32.7	32.9	36.3
Interest income on bank balances	(0.9)	(0.7)	(0.5)

Net interest expense	31.8	32.2	35.8

8. Taxation

	Year ended December 31, 1998 £m	Year ended December 31, 1999 £m	Year ended December 31, 2000 £m

U.K Corporation tax on profit ordinary activities	0.5	0.5	0.5
Double taxation relief	(0.4)	(0.5)	(0.5)

	0.1	—	—
Overseas taxes	8.1	7.2	10.6
Transfer (from)/to deferred taxation	(1.1)	1.8	(0.3)
Adjustments to prior year liabilities	—	0.2	0.2

	7.1	9.2	10.5
Associated companies	0.1	0.2	0.4

	7.2	9.4	10.9

The following table sets out the reconciliation of the notional tax charge at U.K. standard rate to the actual tax charge:

(Loss)/income before taxation	(10.2)	21.6	7.4

Notional tax (credit)/charge at U.K. standard
rate 30% (1999: 30.25% and 1998: 31%)	(3.1)	6.5	2.2
Differences in overseas tax rates	(1.7)	(1.4)	(1.8)
Tax on dividends	0.4	0.7	1.1
Permanent differences - disallowables	1.2	0.3	5.9
Permanent differences - untaxed income	(0.9)	(0.5)	(0.3)
Unprovided deferred tax	10.3	4.5	2.8
Other	1.0	(0.7)	1.0

	7.2	9.4	10.9

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. Goodwill

Total £m

Cost

At December 31, 1998	13.4
Additions	4.1
Exchange adjustments	(0.5)

At December 31, 1999	17.0

Additions	2.2
Exchange adjustments	(0.2)

At December 31, 2000	19.0

Accumulated amortisation

At December 31, 1998	0.4
Charged for the year	0.8

At December 31, 1999	1.2

Charged for the year	1.1
Exchange adjustments	(0.1)

At December 31, 2000	2.2

Net book value

At December 31, 1998	13.0

At December 31, 1999	15.8

At December 31, 2000	16.8

Purchased goodwill is amortised to £nil in equal instalments over the Directors’ estimate of its useful life, not exceeding 20 years.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. Property, plant and equipment

	Land and Buildings £m	Plant and machinery £m	Total £m

Cost

At December 31, 1998	9.5	57.8	67.3

Exchange adjustments	(0.2)	2.2	2.0
Acquisitions	—	1.4	1.4
Additions	—	17.7	17.7
Transfers	—	(0.3)	(0.3)
Disposals	—	(4.9)	(4.9)

At December 31, 1999	9.3	73.9	83.2

Exchange adjustments	(0.1)	5.7	5.6
Acquisitions	—	0.6	0.6
Additions	0.1	26.3	26.4
Disposals	—	(9.6)	(9.6)

At December 31, 2000	9.3	96.9	106.2

Accumulated depreciation

At December 31, 1998	(0.6)	(20.8)	(21.4)

Exchange adjustments	—	(1.4)	(1.4)
Charged for the year	(0.2)	(11.1)	(11.3)
Transfers	—	0.1	0.1
Disposals	—	4.6	4.6

At December 31, 1999	(0.8)	(28.6)	(29.4)

Exchange adjustments	—	(3.2)	(3.2)
Charged for the year	(0.3)	(12.7)	(13.0)
Disposals	—	7.3	7.3

At December 31, 2000	(1.1)	(37.2)	(38.3)

Net book value

At December 31, 1998	8.9	37.0	45.9

At December 31, 1999	8.5	45.3	53.8

At December 31, 2000	8.2	59.7	67.9

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. Investments

Investments consist of investments in associated undertakings.

Total £m

At December 31, 1998	0.2
Exchange adjustment	(0.1)
Transfer from minority interests	0.7
Dividends received	(0.4)
Retained profit for the year	0.1

At December 31, 1999	0.5

Sale of associate interest	0.3
Dividends received	(0.4)
Retained profit for the year	0.5

At December 31, 2000	0.9

12. Trade receivables

Trade receivables are shown net of the following allowances for doubtful receivables:

	Balance at beginning of period £m	Exchange adjustments £m	Receivables recovered £m	New provisions £m	Receivables written off £m	Balance at end of period £m

Year ended December 31, 1999
Nigerian government	25.5	1.0	(21.6)	8.5	—	13.4
Other clients	4.6	—	(1.5)	3.8	(1.6)	5.3

Total	30.1	1.0	(23.1)	12.3	(1.6)	18.7

Year ended December 31, 2000
Nigerian government	13.4	0.9	(12.2)	2.6	—	4.7
Other clients	5.3	(0.7)	(2.5)	5.3	(3.0)	4.4

Total	18.7	0.2	(14.7)	7.9	(3.0)	9.1

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Other current assets

	December 31, 1999 £m	December 31, 2000 £m

Assets held for resale	0.2	0.2
Other receivables	6.8	10.1
Prepayments and accrued income	8.6	8.8

	15.6	19.1

Within other receivables is £2.2 million due in more than one year (1999: £2.3 million).

14. Inventories

	December 31, 1999 £m	December 31, 2000 £m

Raw materials	1.4	0.5
Work in progress	0.4	0.4
Finished goods	0.8	0.8

	2.6	1.7

15. Borrowings

	December 31, 1999 £m	December 31, 2000 £m

Due in less than one year:
Senior Term Loan A	4.7	12.1
Senior Revolver	10.4	10.0
Other borrowings	0.3	—

	15.4	22.1

Due in more than one year:
Senior Term Loan A	54.7	46.0
Senior Term Loan B	33.7	34.7
Senior Subordinated Notes	120.9	133.5
Parent Subordinated PIK Debentures	68.6	86.1
Other borrowings	0.3	—

	278.2	300.3

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. Borrowings (continued)

Maturity of borrowings:

	Senior Term Loan A £m	Senior Term Loan B £m	Senior Resolver £m	Senior Subordinated Notes £m	Parent Subordinated PIK Debentures £m	Total borrowings £m

Due in less than 1 year	12.8	—	10.0	—	—	22.8
Due in 1 to 2 years	15.3	—	—	—	—	15.3
Due in 2 and 5 years	31.7	35.5	—	—	—	67.2
Due in over 5 years	—	—	—	138.1	87.5	225.6

	59.8	35.5	10.0	138.1	87.5	330.9
Debt issuance costs	(1.7)	(0.8)	—	(4.6)	(1.4)	(8.5)

	58.1	34.7	10.0	133.5	86.1	322.4

Description of borrowings

(a) Senior Term Loans

In November 1996, the Company entered into a credit agreement (the “Credit Agreement”) comprising a £125.0 million Term Loan Facility (the “Term Loan Facility”), split into a £85.0 million multicurrency Term A Facility (the “Term A Facility”), a £40.0 million multicurrency Term B Facility (the “Term B Facility”) and a $48.8 million multicurrency Revolving Credit Facility. The Term A Facility amortises over seven years with the final repayment on December 15, 2003 and the Term B Facility is repayable in two equal instalments in June and December 2004. The commitments under the Revolving Credit Facility terminate on December 15, 2003.

Borrowings under the Credit Agreement are secured by substantially all the tangible and intangible assets of the Company.

Term A Loans and advances under the Revolving Credit Facility initially bear interest at a rate equal to LIBOR (as adjusted) plus 2.00%. The margin over LIBOR may be reduced, initially to 1.75% and then to 1.5%, following satisfaction of certain financial performance tests. The directors, believe the margin over LIBOR will be reduced to 1.75% from the next interest period following the filing of this Annual Report

Term B Loans bear interest at a rate equal to LIBOR (as adjusted) plus 2.75%. Overdue amounts on the Term A Loans, the Term B Loans and the Revolving Credit Facility will bear interest at the applicable interest rate plus 1.00% per annum (see note 30).

(b) Senior Subordinated Notes

In November 1996, the Company issued US $203.0 million principal amount of Senior Subordinated Notes (the “Notes”). The cash consideration received at the date of issue was £123,547,000. The Notes mature at par on November 1, 2006. Interest on the Notes accrues at the rate of 10.25% per annum and is payable semi-annually in cash on each May 1 and November 1. The Notes are redeemable, in whole, or in part, at the Company’s option at any time on or after November 1, 2001 at the redemption price of 105.125% of the principal amount, during the year commencing November 1, 2001, 103.417% of the principal amount, during the year commencing November 1, 2002, 101.708% of the principal amount during the year commencing November 1, 2003 and, thereafter, at 100% of the principal amount plus accrued and unpaid interest.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. Borrowings (continued)

Description of borrowings (continued)

(c) Parent Subordinated PIK Debentures

In November 1996, the Company issued £50.0 million of units (the “Units”) consisting of 12.0% Subordinated Debentures due November 1, 2007 (the “Parent Subordinated PIK Debentures”) and warrants to purchase 14.2% of the fully diluted share capital of the Company (“Warrants”) pursuant to a securities purchase agreement (the “Securities Purchase Agreement”). The Warrants will be exercisable only upon sale in connection with the acquisition by a person (other than a person who has funds managed by Charterhouse or any other member of Charterhouse’s wholly-owned group) of more that 50% of the Ordinary Shares of the Parent (calculated excluding the Ordinary Shares underlying the Warrant) or the unconditional granting of permission for any of the Ordinary Shares of the Parent to be dealt on any recognised investment exchange. The Warrants were recorded at their fair value of £2.8 million which is being amortised over the life of the Parent Subordinated PIK Debentures.

Interest on the Parent Subordinated PIK Debentures is accrued quarterly at a rate of 12.0% per annum, subject, upon, and during the continuation of certain events of default, to an increase to the lesser of (i) 24.0% per annum or (ii) the highest rate of interest then allowed under applicable law. In lieu of cash, interest on the Parent Subordinated PIK Debentures may, at the option of the Company, be paid by issuing additional Parent Subordinated PIK Debentures on any interest payment date (i) on or prior to February 1, 2002, (ii) after February 1, 2002, to the extent the Company’s pro-forma total fixed charge coverage ratio would be less than 1.10 to 1.00 or (iii) if (a) at the time of any such payment, there exists a payment default in respect of certain senior indebtedness (including the Notes and indebtedness incurred under the Credit Agreement noted above) or (b) after giving effect to any such payment an event of default pursuant to which such indebtedness under the Indenture or Credit Agreement may be accelerated shall occur and be continuing and the Company is prevented by the holders under the Indenture or the creditors under the Credit Agreement from paying such cash interest. All interest to date has been paid through the issuance of additional Parent Subordinated Debentures.

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

The Parent Subordinated PIK Debentures are unsecured liabilities of the Company.

16. Accounts payable, accrued liabilities and deferred income

	December 31, 1999 £m	December 31, 2000 £m

Trade accounts payable	24.2	27.3
Other taxation and social security	4.3	4.3
Other creditors	4.6	4.8
Accruals and deferred income	36.4	44.1

	69.5	80.5

Within accruals and deferred income is £0.7 million due in more than one year (1999: £0.1 million).

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. Provisions for liabilities and charges

	Deferred tax £m	Pension benefits £m	Restructuring £m	Other £m	Total £m

At December 31, 1998	—	0.5	4.0	4.0	8.5
Exchange adjustments	—	—	—	0.1	0.1
Transfer from current assets	(1.3)	—	—	—	(1.3)
Charged during the year	1.7	1.8	7.7	1.1	12.3
Released during the year	—	(0.2)	—	(0.7)	(0.9)
Utilised during the year	—	(1.7)	(9.2)	(1.0)	(11.9)

At December 31, 1999	0.4	0.4	2.5	3.5	6.8

Exchange adjustments	—	—	—	0.1	0.1
Transfers to current (assets)/liabilities	—	—	(1.5)	3.7	2.2
Charged during the year	(0.2)	1.8	1.0	12.5	15.1
Released during the year	—	—	—	(0.9)	(0.9)
Utilised during the year	—	(2.1)	(1.4)	(5.9)	(9.4)

At December 31, 2000	0.2	0.1	0.6	13.0	13.9

Included in Other provisions are costs (including an estimate of future legal costs) relating to investigations by the Environmental Protection Agency in the United States and amounts in respect of other claims. The charge in respect of claims in 2000 includes an amount of £3.1 million for which an equivalent asset has been recognised in Other receivables reflecting the expected reimbursement of this amount.

18. Deferred taxation

	December 31, 1999 £m	December 31, 2000 £m

Total potential deferred taxation:
Accelerated capital allowances	(1.2)	(0.1)
Losses carried forward	(11.4)	(14.1)
Other timing differences	(8.4)	(14.6)

	(21.0)	(28.8)

Liability	0.4	0.2

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. Share capital

	December 31, 1999 £m	December 31, 2000 £m

(a) Authorised share capital
Equity:
Ordinary ‘A’ shares of 69,172,061 at 1p each	0.7	0.7
Ordinary ‘B’ shares of 11,578,635 at 1p each	0.1	0.1
Ordinary ‘C’ shares of 2,951,417 at 1p each	—	—
Ordinary ‘D’ shares of 7,110,713 at 1p each	0.1	0.1

Non equity: Zero coupon redeemable preference shares of 105,478,482 at £1 each	105.5	105.5

	106.4	106.4

(b) Issued and outstanding share capital
Equity:
Ordinary ‘A’ shares of 69,172,061 at 1p each	0.7	0.7
Ordinary ‘B’ shares of 11,578,635 at 1p each	0.1	0.1
Ordinary ‘C’ shares of 1p each (none in issue)	—	—
Ordinary ‘D’ shares of 1p each (none in issue)	—	—

Non equity: Zero coupon redeemable preference shares of 105,478,482 at £1 each	105.5	105.5

	106.3	106.3

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

Zero Coupon Redeemable Preference Shares

The Preference Shares rank senior on a return of capital to the Ordinary Shares of the Company on a winding up but not otherwise. No dividends will be payable on the Preference Shares. The Preference Shares will be mandatorily redeemed on November 8, 2009 at par value. The Company is required upon the written request from holders of 30% or more of the Preference Shares to redeem all of those shares in issue from any source of funds legally available therefor. Holders of Preference Shares are entitled to receive notice but not to attend and vote at general meetings, except that they can attend and vote on any resolution regarding the winding-up of the Company, a reduction in the Company’s capital or a modification of the rights and restrictions attached to the Preference Shares.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. Share capital (continued)

	December 31, 1999 £m	December 31, 2000 £m

(c) Premium in excess of par value -
Ordinary ‘A’ shares of 1p each	3.1	3.1
Ordinary ‘B’ shares of 1p each	0.5	0.5

	3.6	3.6

(d) Shares to be issued	2.8	2.8

During the period ended December 31, 1996 the Company issued warrants to subscribe for ordinary ‘D’ shares of 1p each (see note 15 (c)). The shareholder warrants can only be exercised on November 1, 2007 unless certain events occur beforehand. The shareholder warrants, if exercised in full, would represent 7.83% of the fully diluted share capital of the Company. In accordance with FRS 4, the net proceeds of issue of these warrants ( £2.8 million) have been included within shareholders’ deficit as shares to be issued.

20. Share option scheme

The Company established a share option scheme for senior management on March 1, 1997. The board of directors has allocated options to purchase a maximum of 2,951,417 Ordinary ‘C’ shares under the scheme. 495,848 (1999: 188,894) options were granted and the weighted average exercise price was £1.17 (1999: £0.10 and 1998: £0.10). 242,013 (1999: 170,187) were forfeited during the year and the weighted average exercise price was £0.10 (1999: £0.10 and 1998: £0.10). 1,646,001 options were issued during 1999 as part of the share rights issue. The weighted average grant-date fair value of options granted during the year was £0.20 (1999: £0.10 and 1998: £0.10).

The options may not be exercised before the later of (i) three years from the grant date and (ii) the sale of the entire issued share capital of the Company to a single person or the admission to listing on a securities market of the shares of the Company. The options may not be exercised after seven years from grant date. The board of directors of the Company has set the exercise price at £0.10 and £1.40 per share, being the Directors’ estimate of the fair value of the underlying shares at the grant date. Accordingly, no compensation cost has been recorded in the accompanying consolidated statement of income.

	Number	Exercise price (£)	Exercisable between

The outstanding options are exercisable as follows:
	1,748,883	0.10	March 1, 2000	March 1, 2004
	11,806	0.10	September 1, 2000	September 1, 2004
	276,830	0.10	December 31, 2000	December 31, 2004
	35,418	0.10	June 1, 2001	June 1, 2005
	70,834	0.10	December 31, 2001	December 31, 2005
	100,351	0.10	June 1, 2002	June 1, 2006
	47,224	0.10	December 31, 2002	December 31, 2006
	88,543	0.10	March 31, 2003	March 31, 2007
	407,305	1.40	December 31, 2003	December 31, 2007

	2,787,194

No options are exercisable at December 31, 2000.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. Retained deficit

	Year ended December 31, 1998 £m	Year ended December 31, 1999 £m	Year ended December 31, 2000 £m

At beginning of year	(294.5)	(314.2)	(315.2)
Exchange adjustments	0.9	(11.0)	(21.1)
Net (loss)/income	(20.6)	9.0	(7.1)
Goodwill on disposals	—	1.0	10.0

At end of year	(314.2)	(315.2)	(333.4)

Included in retained deficit is £287.2 million relating to goodwill (1999: £277.4 million and 1998: £270.6 million). This comprises goodwill of £285.0 million written off to reserves in relation to the acquisition of subsidiaries prior to December 1997 (1999: £276.2 million and 1998: £270.2 million) and £2.2 million amortised goodwill in relation to acquisitions from January 1, 1998 (1999: £1.2 million and 1998 £0.4 million).

22. Reconciliation of movement in shareholders’ deficit

	Year ended December 31, 1998 £m	Year ended December 31, 1999 £m	Year ended December 31, 2000 £m

Total recognised gains and losses for the period	(19.7)	(2.0)	(28.2)
Issue of ordinary share capital	0.1	1.1	—
Issue of redeemable preference shares	4.9	18.8	—
Goodwill on disposals	—	1.0	10.0

	(14.7)	18.9	(18.2)
Opening shareholders’ deficit	(206.7)	(221.4)	(202.5)

Closing shareholders’ deficit	(221.4)	(202.5)	(220.7)

		December 31, 1999 £m	December 31, 2000 £m

Analysis of closing shareholders’ deficit
Equity interests		(308.0)	(326.2)
Non-equity interests		105.5	105.5

		(202.5)	(220.7)

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. Reconciliation of operating income to operating cash flows

	Year ended December 31, 1998 £m	Year ended December 31, 1999 £m	Year ended December 31, 2000 £m

Operating income	23.0	51.4	58.4
Depreciation charge	11.1	11.3	13.0
Goodwill amortisation	0.4	0.8	1.1
Loss on sale of fixed assets	0.2	0.1	0.1
(Increase)/decrease in inventories	(1.1)	1.1	(0.1)
Increase in receivables and prepayments	(11.4)	(3.9)	(11.9)
Increase/(decrease) in payables	5.8	(6.7)	7.6
Cash payments from exporters	—	5.0	—
Discontinued operating exceptional charge – Environmental	5.2	2.9	7.8
Decrease in other provisions	(0.8)	(2.3)	(3.6)

	32.4	59.7	72.4
Equity income of associates	—	(0.3)	(0.9)
Less dividends received from associates	—	0.4	0.4

Total operating cash inflow	32.4	59.8	71.9

24. Analysis of cash flows

	Year ended December 31, 1998 £m	Year ended December 31, 1999 £m	Year ended December 31, 2000 £m

Returns on investment and servicing of finance
Net interest paid	(22.6)	(21.8)	(23.0)
Dividends paid to minorities	(2.4)	(2.1)	(3.4)

	(25.0)	(23.9)	(26.4)

Capital expenditure and financial investment
Purchase of property, plant and equipment	(14.1)	(17.7)	(26.4)
Sale of property, plant and equipment	0.1	0.2	0.3

	(14.0)	(17.5)	(26.1)

Acquisitions and disposals
Purchase of subsidiary undertakings	(10.7)	(8.3)	(2.0)
Acquisition provision payments	(0.6)	(0.2)	—
Sale of subsidiary undertakings	(0.4)	3.5	1.4

	(11.7)	(5.0)	(0.6)

Financing
Issue of ordinary shares	0.1	1.1	—
Issue of redeemable preference shares	4.9	18.8	—
Issue/(repayment) of short term debt	16.4	(5.9)	(0.6)
Repayment of other loans	(5.5)	(16.1)	(6.8)
Cash subscribed by minorities	0.1	0.5	0.1

	16.0	(1.6)	(7.3)

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. Analysis of cash flows (continued)

During 2000, the Company purchased eight businesses throughout the Group. The provisional analysis of net assets acquired and the fair value to the Company is set out below. The resulting provisional goodwill of £2.2 million has been capitalised and is being amortised over 20 years.

	Book value £m	Other fair value adjustments £m	Total £m

Trade receivables	0.1	—	0.1
Property, plant and equipment	0.9	(0.3)	0.6
Accounts payable	(0.3)	—	(0.3)
Current taxation	(0.2)	—	(0.2)

	0.5	(0.3)	0.2

Minority interests			—

Provisional fair value of net assets acquired:			0.2

Fair value of consideration:
Initial cash consideration (including fees of £0.2 million)			1.9
Deferred consideration payable			0.5
Cash acquired			—

			2.4
Less fair value of net assets acquired			(0.2)

Provisional goodwill arising on acquisition			2.2

Other fair value adjustments principally relate to the reduction in property, plant and equipment fixed assets to their net realisable value.

Net cash outflow on purchase of subsidiaries and associates

	Year ended December 31, 1998 £m	Year ended December 31, 1999 £m	Year ended December 31, 2000 £m

Fair value of consideration	14.9	5.6	2.2
Net deferred consideration paid on prior year acquisitions	—	3.0	0.1
Net deferred consideration payable	(3.5)	(0.4)	(0.5)
Cash and cash equivalents acquired	—	(0.1)	—
Loans acquired	(0.7)	—	—
Fees payable	0.6	0.4	0.2

Net cash outflow in respect of acquisitions made during the period and on prior period acquisitions	11.3	8.5	2.0

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25. Analysis of net debt

	At December 31, 1999 £m	Cash flow £m	Acquisitions and disposals £m	Debt issued in lieu of interest payment £m	Other non- cash changes £m	Exchange adjustments £m	At December 31, 2000 £m

Net cash
Cash in hand and at bank	20.2	1.4	(0.7)	—	—	0.4	21.3

Debt
Debt due within one year	(15.4)	7.4	—	—	(13.5)	(0.6)	(22.1)
Debt due after one year	(278.2)	—	—	(10.1)	11.4	(23.4)	(300.3)

	(293.6)	7.4	—	(10.1)	(2.1)	(24.0)	(322.4)

Total net debt	(273.4)	8.8	(0.7)	(10.1)	(2.1)	(23.6)	(301.1)

26. Pension plans

The Group operates a number of pension plans throughout the world. In most locations, these are defined contribution arrangements. There are significant defined benefit plans in the United Kingdom, United States, Hong Kong and Taiwan. These are all funded plans, with assets held in separate trustee administered funds.

The total pension cost for the group was:

	Year ended December 31, 1998 £m	Year ended December 31, 1999 £m	Year ended December 31, 2000 £m

Defined contribution plans	5.0	6.1	6.1
Defined benefit plans	1.6	1.8	1.8

	6.6	7.9	7.9

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

At the year end, the aggregate market value of the main defined benefit plans was £35.0 million. The benefits accrued to members of the UK plan (allowing for expected future salary and pension increases) were 125% funded at the last actuarial valuation conducted at April 1, 2000. The accrued benefits in the other plans were between 75% and 108% funded, reflecting differences in local funding practice. Actual contributions to the plans were determined on the basis of separate actuarial advice and were £2.2 million (1999: £1.7 million and 1998: £1.3 million). A prepayment at year end of £0.8 million (1999: £0.3 million and 1998: £0.4 million) is included in other current assets, this being the value of surplus assets in the defined benefit plans at the date of acquisition and the accumulated differences between the actual contributions paid and the pension cost since that date.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27. Contingent liabilities

	December 31, 1999 £m	December 31, 2000 £m

Performance bonds	3.1	2.7
Other guarantees	3.0	1.6

	6.1	4.3

From time to time ITS is involved in various claims and lawsuits incidental to the ordinary course of our business, including claims for damages, negligence and commercial disputes regarding inspection and testing and disputes from former employees. We are not currently party to any legal proceedings other than ordinary litigation incidental to the conduct of our business and the investigations described below. On the basis of currently available information, the Directors consider that the cost to ITS of an unfavourable outcome, arising from any such ordinary litigation is unlikely to have a material adverse effect on the financial position of ITS in the foreseeable future.

We hold a professional indemnity insurance policy that provides coverage for certain claims from customers. We consider this policy adequate for normal commercial purposes.

Investigations by the U.S. Environmental Protection Agency

Two of ITS’ subsidiary corporations are currently involved in investigations by the U.S. Environmental Protection Agency (“EPA”). Details of each investigation are given below:

Caleb Brett USA, Inc. – Linden, New Jersey

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

In September 2000, Caleb Brett USA, Inc. pleaded guilty in Federal District Court in New Jersey to the crime of conspiracy to make false statements to governmental investigators and agreed to pay a U.S. $1.0 million fine. We made a provision of £0.7 million for this fine in 2000. The sentencing is scheduled for April 12, 2001 when the final sentence and payment terms will be confirmed. The Court may accept the agreement with the government or impose a fine of a greater or lessor amount. Due to the fact that Caleb Brett employees mislead federal investigators about the falsification of data during the investigation, Caleb Brett as a corporation was prosecuted. Under applicable law, Caleb Brett is responsible for certain acts of its employees, even though such acts were not committed with the knowledge or permission of the company.

Caleb Brett USA, Inc. – Puerto Rico

Caleb Brett USA, Inc. has been informed that an investigation is underway by the U.S. Department of Justice Environmental Crime Section of certain practices at its Puerto Rico facility. The investigation, which relates to events in 1997 and prior, is at a preliminary stage and we are unable to predict the outcome or estimate the cost of any civil or criminal penalties that may arise. However, on the basis of currently available information, we consider that the costs to ITS of any civil and criminal penalties, arising from this investigation, that may be legally enforceable, are unlikely to have a material adverse effect on the financial position of ITS in the foreseeable future, although we are not able to quantify the cost of any adverse publicity and of the time spent by ITS executives on this case. We have notified Inchcape plc of the investigation and are pursuing possible rights of recovery against Inchcape plc under the Share Purchase Deed. This event may give rise to a claim under our group professional indemnity insurance policy and our brokers have been notified.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27. Contingent liabilities (continued)

Intertek Testing Services Environmental Laboratories, Inc. – Richardson, Texas

In December 1997, Intertek Testing Services Environmental Laboratories, Inc. (“ITS Environmental”) discovered certain discrepancies in reported testing results at its facility in Richardson, Texas. ITS Environmental promptly reported this discrepancy to the EPA and to clients. Civil and criminal investigations are under way. A government investigation at the ITS Environmental facility uncovered further discrepancies beyond that initially discovered and disclosed by ITS Environmental.

In August 1998, ITS Environmental sold its laboratory business in Burlington, Vermont, United States and St. Helens, United Kingdom and stopped commercial operations at the laboratory in Richardson. These actions resulted in the discontinuation of business at ITS Environmental. This sale has not relieved ITS Environmental of any liability it may face as a result of these investigations or otherwise.

After commercial operations ceased in August 1998, the facility in Richardson, Texas was used to reprocess the original data. The reprocessing is complete and the facility is now closed. ITS Environmental developed what it believed to be an effective data screening and reprocessing method. The reprocessing effort was aimed at providing clients with data of known quality. The EPA has advised ITS Environmental that the reprocessing is not acceptable to the EPA for clean up or compliance purposes. Nevertheless, ITS Environmental believes that it can establish the scientific integrity of the reprocessing work, which ITS believes confirms that the original data was accurate to within normally accepted limits. This has been confirmed by an independent consultant which specialises in reprocessing of data.

ITS Environmental continues to co-operate fully with the government investigation.

On December 9, 1999, a complaint was filed by a customer in federal court in Chicago, Illinois against Intertek Testing Services Environmental Laboratories, Inc. seeking declaratory judgement and damages arising from analyses performed between 1991 and 1997. On December 17, 1999, a complaint was filed in state court in Kansas City, Missouri, against Intertek Testing Services Limited seeking damages from improper testing and analysis. On December 15, 2000, Intertek Testing Services Limited was voluntarily dismissed from this case by the plaintiff, without prejudice to refile the complaint at a later date. On January 12, 2000, a third complaint was filed in state court in Los Angeles, California, against Intertek Testing Services Limited and Intertek Testing Services Environmental Laboratories, Inc. seeking damages arising for improper testing and analysis and alleging fraud. Intertek Testing Services Limited was voluntarily dismissed from the case without prejudice to be brought back in as a defendant at a later date. This complaint has been amended to name Intertek Testing Services NA Inc. and Testing Holdings Inc., as defendants.

On September 21, 2000, the U.S. Department of Justice announced that a federal grand jury in Dallas, Texas returned an indictment of thirty counts against thirteen persons who were formerly employed at Intertek Testing Services Environmental Laboratories Inc in Richardson, Texas. Charges against the thirteen persons include conspiracy to commit mail fraud, conspiracy to present false, fictitious and fraudulent claims against the United States and wire fraud. The trial date has been set for October 5, 2001. To date, no criminal charges have been filed against ITS Environmental.

We are unable to predict the outcome of these actions. However, on the basis of currently available information, we consider that the costs to ITS of any civil and criminal penalties, arising from this investigation, that may be legally enforceable, are unlikely to have a material adverse effect on the financial position of ITS in the foreseeable future, although we are not able to quantify the cost of any adverse publicity and of the time spent by ITS executives on this case. We have notified Inchcape plc of the investigation and are pursuing possible rights of recovery against Inchcape plc under the Share Purchase Deed. Our group professional indemnity insurance policy may respond at least in part, to legal costs, civil damages and third party claims.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28. Other commitments

ITS had annual commitments under non-cancellable operating leases as follows:

	December 31, 1999 £m	December 31, 2000 £m

Payable in one year:
Expiring within one year	2.9	2.5
Expiring within two to five years inclusive	7.7	8.7
Expiring in more than five years	2.0	2.6

	12.6	13.8

Being in respect of:
Land and buildings	9.5	10.8
Other	3.1	3.0

	12.6	13.8

29. Financial instruments

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

The following numerical disclosures relate to the Group’s financial assets and financial liabilities as defined in FRS 13: Derivatives and Other Financial Instruments. For all the numerical disclosures, short-term debtors and creditors, which arise directly from the Group operations, apart from the disclosures, have been excluded as permitted under FRS 13.

Foreign exchange risk management

A substantial portion of the Company’s sales is derived from customers located outside the United Kingdom. In addition the net assets of foreign subsidiaries represent a significant portion of the Company’s shareholders’ funds. The Company’s administrative operations are conducted in several countries outside of the United Kingdom and operating costs are incurred in currencies other than the pound sterling. Because of the high proportion of international activity, the Company’s income is exposed to exchange rate fluctuations. Risk of two kinds arise as a result: a “transaction risk,” that is, the risk that currency fluctuations will have a negative effect on the value of the Company’s commercial cash flows in various currencies, and a “translation risk,” that is, the risk of adverse currency fluctuations in the translation of foreign currency operations and foreign assets and liabilities into pound sterling.

The Company enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies. Some of the contracts involve the exchange of two foreign currencies, according to local needs in foreign subsidiaries. The term of the currency derivatives do not exceed one year.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. Financial instruments (continued)

The table below summarises by major currency the contractual amounts of the Company’s forward exchange contracts in pound sterling. The “buy” amounts represent the pound sterling equivalent of commitments to purchase foreign currency, and the “sell” amounts represent the pound sterling equivalent of commitment to sell foreign currencies.

	December 31, 1999		December 31, 2000
	Buy £m	Sell £m	Buy £m	Sell £m

United States Dollar	—	6.8	—	4.2
Swiss Franc	—	3.2	—	—
Canadian Dollar	1.6	—	—	—
Hong Kong Dollar	0.4	—	—	—

The following table presents information regarding the forward exchange contract amounts in pound sterling equivalent and the estimated fair value of the Company’s forward contracts with a positive fair value (assets) and a negative fair value (liabilities):

	December 31, 1999		December 31, 2000
	Contract amount £m	Fair Value £m	Contract amount £m	Fair Value £m

Assets	10.0	0.1	4.2	0.1
Liabilities	0.4	—	—	—

Net Assets		0.1		0.1

Interest rate risk management

The Company has a significant amount of borrowings bearing interest at variable rates. To reduce its exposure to interest rate fluctuations, the Company enters into interest rate cap and swap agreements.

The Company utilises interest rate cap agreements to limit the impact of increases in interest rates on its floating-rate debt. Interest rate cap agreements require premium payments to counterparties based upon a notional principal amount. Interest rate cap agreements entitle the Company to receive from the counterparties the amount, if any, by which the selected market interest rate exceeds the strike rate stated in the agreements. At December 31, 2000, the notional amount in pound sterling of interest rate cap agreements amounted to £nil (1999: £29.6 million) and the interest rate cap was not applicable (1999: 8%). Unamortised premiums included in other current assets amount to £nil at December 31, 2000 (1999: £0.1 million).

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

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. Financial instruments (continued)

The following table summarises the Company’s interest rate swaps at December 31, 1999 and 2000:

December 31, 1999

Notional amount £m	Receive rate (floating) %	Pay rate (fixed) %	Maturity		Fair Value £m
14.3	6.09%	6.25%	Dec - 2001		0.1
22.4	6.12%	6.45%	Dec - 2001		0.1
7.9	3.81%	6.80%	Dec - 2001		—
4.8	3.49%	5.09%	Dec - 2001		(0.1)

				Total	0.1

December 31, 2000

Notional amount £m	Receive rate (floating) %	Pay rate (fixed) %	Maturity		Fair Value £m
15.6	6.00%	6.25%	Dec - 2001		—
21.1	6.00%	6.45%	Dec - 2001		(0.1)
7.7	5.46%	6.80%	Dec - 2001		(0.2)
4.7	4.72%	5.09%	Dec - 2001		—
29.6	5.65%	6.35%	Dec - 2001		(0.2)

				Total	(0.5)

Concentration of credit risk

At December 31, 2000 the Company did not consider there to be any significant concentration of credit risk. Potential concentrations of credit risk to the Company comprise principally cash and cash equivalents and trade receivables. The Company maintains cash deposits with several major banks which at times may exceed insured limits. Management periodically assesses the financial condition of the institutions and believes that any possible credit risk is minimal. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers comprising the Company’s customer base and their dispersion across many different geographic locations.

Fair value of financial instruments

The Company’s on-balance sheet financial instruments, with the exception of borrowings, are generally short term in nature. Accordingly, the fair value of such instruments approximates their carrying value. Borrowings include fixed-rate loans for which their fair value differs from their carrying value. The fair value of fixed-rate borrowings was calculated based on discounted cash flows using the current rates offered to the Company for debt of the same maturities. The fair value of variable rate borrowings approximates carrying value because such loans reprice at market rate periodically. The fair value of long-term borrowings, including current portion, was approximately £330.5 million and £285.7 million (carrying value £325.2 million and £297.0 million) at December 31, 2000 and 1999, respectively. The fair value of off-balance sheet financial instruments is as follows:

	Year Ended December 31, 1999 £m	Year Ended December 31, 2000 £m

Forward exchange contracts	0.1	0.1
Interest rate caps	0.1	—
Interest rate swaps	0.1	(0.5)

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. Financial instruments (continued)

Exchange rate sensitivity

The following table provides information about the Company’s derivative financial instruments and other financial instruments by functional currency and presents such information in sterling equivalents. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including foreign currency forward exchange agreements and foreign currency denominated debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

2000	Expected Maturity Date						Total £m	Fair Value £m

	Dec-01 £m	Dec-02 £m	Dec-03 £m	Dec-04 £m	Dec-05 £m	Thereafter £m

Liabilities

Underlying long term debt (a)

Fixed rate (USD)	—	—	—	—	—	138.1	138.1	141.5
Average interest rate	—	—	—	—	—	10.3%

Fixed rate (USD)	—	—	—	—	—	208.5	208.5	93.8
Average interest rate	—	—	—	—	—	12.0%

Floating rate (USD)	4.7	5.8	12.1	15.6	—	—	38.2	38.2
Average interest rate	8.2%	8.1%	8.3%	8.7%	—	—

Floating rate (SEK)	1.0	1.2	2.4	15.3	—	—	19.9	19.9
Average interest rate	8.0%	7.2%	7.5%	7.7%	—	—

Floating rate (EUR)	0.6	0.8	1.6	4.6	—	—	7.6	7.6
Average interest rate	7.2%	7.2%	7.3%	7.7%	—	—

Floating rate (HKD)	6.4	7.5	15.6	—	—	—	29.5	29.5
Average interest rate	7.6%	7.7%	7.8%	—	—	—

							441.8	330.5

Forward exchange agreements

(Receive GBP pay USD)
Contract amount	4.2	—	—	—	—	—	4.2	0.1
Average contract exchange rate	1.47	—	—	—	—	—

							4.2	0.1

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. Financial instruments (continued)

1999	Expected Maturity Date						Total £m

	Dec-00 £m	Dec-01 £m	Dec-02 £m	Dec-03 £m	Dec-04 £m	Thereafter £m		Fair Value £m

Liabilities
Revolving advances

Floating rate (USD)	4.3	—	—	—	—	—	4.3	4.3
Average interest rate	7.8%	—	—	—	—	—

Underlying long term debt (a)

Fixed rate (USD)	—	—	—	—	—	126.1	126.1	120.7
Average interest rate	—	—	—	—	—	10.3%

Fixed rate (USD)	—	—	—	—	—	190.4	190.4	68.7
Average interest rate	—	—	—	—	—	12.0%

Floating rate (USD)	1.9	4.4	5.4	11.2	14.2	—	37.1	37.2
Average interest rate	8.6%	9.3%	9.4%	9.6%	10.0%	—

Floating rate (SEK)	0.5	1.0	1.2	2.5	15.8	—	21.0	21.0
Average interest rate	7.0%	8.5%	8.9%	9.1%	9.2%	—

Floating rate (EUR)	0.3	0.7	0.8	1.6	4.8	—	8.2	8.2
Average interest rate	6.3%	7.4%	7.8%	8.4%	8.6%	—

Floating rate (HKD)	2.8	5.9	6.9	14.3	—	—	29.9	29.9
Average interest rate	8.8%	9.1%	9.2%	9.4%	—	—

							417.0	290.0

Forward exchange agreements
(Receive GBP pay CHF)
Contract amount	3.2	—	—	—	—	—	3.2	—
Average contract exchange rate	2.55	—	—	—	—	—

(Receive GBP pay USD)
Contract amount	5.3	—	—	—	—	—	5.3	—
Average contract exchange rate	1.60	—	—	—	—	—

(Receive CAD pay USD)
Contract amount	1.6	—	—	—	—	—	1.6	0.1
Average contract exchange rate	1.48	—	—	—	—	—

(Receive HKD pay GBP)
Contract amount	0.4	—	—	—	—	—	0.4	—
Average contract exchange rate	12.66	—	—	—	—	—

							10.5	0.1

(a) The amortised amounts were amended in March 1999 in accordance with the amendment and restatement agreement dated March 5, 1999.

Unrecognised gains and losses

There are no material unrecognised gains or losses arising from the use of financial assets and financial liabilities as hedges.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30. Summary of differences between U.K. and U.S. GAAP

The consolidated financial statements are prepared in conformity with U.K. GAAP. These accounting principles differ in certain material respects from U.S. GAAP. Described below are the material differences between U.K. GAAP and U.S. GAAP affecting the net income/(loss) and shareholders’ equity/(deficit) which are set forth in the tables that follow.

Goodwill and other intangible assets

Under U.K. GAAP, purchased goodwill in respect of acquisitions before January 1, 1998 was written off to reserves in the year of acquisition. Purchased goodwill in respect of acquisitions since January 1, 1998 is capitalised in accordance with the requirements of FRS 10, Goodwill and Intangible Assets. Positive goodwill is amortised to £nil over equal instalments over its estimated useful life, not exceeding 20 years. Under U.S. GAAP, goodwill and identifiable intangibles are capitalised and are written off over their estimated useful lives, generally not exceeding 40 years. Goodwill and identifiable intangibles are being written off over periods not exceeding 20 years for U.S. GAAP.

The gross cost under U.S. GAAP as of December 31, 2000 of goodwill is £239.0 million (1999: £234.6 million) and identifiable intangibles related to the covenants not to compete is £nil (1999: £38.7 million). Accumulated amortisation under U.S. GAAP as of December 31, 2000 of goodwill is £50.8 million (1999: £38.0 million) and of identifiable intangibles is nil (1999: £38.7 million).

Redeemable preference shares

Under U.K. GAAP, preference shares with mandatory redemption features or that are redeemable at the option of the security holders are classified as a component of shareholders’ equity. U.S. GAAP requires such redeemable preference shares to be classified outside of shareholders’ equity. Additionally, under U.S. GAAP, the initial carrying amount of redeemable preferred stock is equal to its fair value at date of issuance. When the fair value of mandatorily redeemable preferred stock at the time of its issuance is less than the mandatory redemption amount, the carrying amount is increased by periodic accretion, using the interest method, such that the carrying amount will equal the mandatory redemption amount at the mandatory redemption date.

Disposal of business segment

Under U.K. GAAP, the profit or loss arising on the disposal of a business segment after the year end, but before the earlier of three months and the date when the financial statements are approved, is not recognised in the financial statements but is disclosed as a post balance sheet event and the disposed business segment is classified as a discontinued operation in the financial statements. U.S. GAAP requires that if a loss is expected from such disposal, such loss be recognised in the not yet released financial statements.

Pension costs — defined benefit plans

Under U.K. GAAP, the cost of providing pension benefits is expensed over the average expected service lives of eligible employees on the basis of a constant percentage of current and estimated future earnings. Under U.S. GAAP, Statement of Financial Accounting Standards (SFAS) No. 87, “Employers’ Accounting for Pensions”, requires that pension costs be determined based on a comparison of the projected benefit obligation with the market value of the underlying plan assets and other unrecognised gains and losses assessed on an actuarial basis.

As a result of this difference in methodology, the U.S. GAAP pension expense can be significantly different from that determined under U.K. GAAP and tends to be more sensitive to changing economic conditions.

Compensated absences

Under U.S. GAAP, compensated absences, being an employee’s paid holiday entitlements, are accrued as earned. For companies that do not allow employees to carry compensated absences over from one year to the next, no accrual is required. U.K. GAAP does not require a provision for compensated absences to be made.

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

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30. Summary of differences between U.K. and U.S. GAAP (continued)

Effect of material differences between U.K. and U.S. GAAP and additional disclosures

(a) Net (loss)/income

	Year ended December 31, 1998 £m		Year ended December 31, 1999 £m		Year ended December 31, 2000 £m

Net (loss)/income reported under U.K. GAAP	(20.6)		9.0		(7.1)
U.S. GAAP Adjustments:
Goodwill amortisation	(11.6)		(11.6)		(9.9)
Covenants not to compete amortisation	(12.5)		(9.7)		—
Loss on disposal and closure of discontinued operations	—		(11.6)		—
Previously recognised loss on disposal and closure of discontinued operation	—		—		11.6
Pensions	(0.2)		—		(0.7)
Compensated absences	(0.3)		(0.1)		0.1
Deferred taxes	—		—		—
Tax effect of U.S. GAAP reconciling adjustments	—		—		—

Net loss in conformity with U.S. GAAP	(45.	2)	(24.	0)	(6.0)

Continuing operations	(35.	1)	(4.6)		1.2
Discontinued operations	(10.	1)	(19.	4)	(7.2)

Net loss in conformity with U.S. GAAP	(45.2)		(24.0)		(6.0)

(b) Shareholders’deficit

The approximate effects on shareholders’ deficit of material differences between U.K. and U.S. GAAP are as follows:

	Year ended December 31, 1999 £m	Year ended December 31, 2000 £m

Shareholders’ deficit reported under U.K. GAAP	(202.5)	(220.7)
U.S. GAAP Adjustments:
Goodwill	190.0	188.2
Redeemable preference shares, including cumulative accretion	(26.1)	(30.0)
Loss on disposal and closure of discontinued operations	(5.0)	—
Pensions	1.0	0.3
Compensated absences	(0.7)	(0.6)

Shareholders’ deficit in conformity with U.S. GAAP *	(43.3)	(62.8)

* Shareholders’ deficit and the carrying value of the preference shares as of December 31, 1999 have been reduced by £79.4 million from amounts previously shown as of December 31, 1999 in order to reflect the carrying value of such shares as of that date at their initial carrying value plus cumulative accretion from date of original issue.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30. Summary of differences between U.K. and U.S. GAAP (continued)

(b) Shareholders’ deficit (continued)

The following table reconciles shareholders’ deficit under U.S. GAAP:

	Year ended December 31, 1999	Year ended December 31, 2000

Shareholders’ deficit at beginning of year	(7.4)	(43.3)
Issue of shares	1.1	—
Accretion of discount on redeemable preference shares	(7.5)	(3.9)
Net loss for the year	(24.0)	(6.0)
Exchange adjustments	(5.5)	(9.6)

Shareholders’ deficit at end of year	(43.3)	(62.8)

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

Set out below is a summary of the statements of cash flows under U.S. GAAP.

	Year ended December 31, 1998 £m	Year ended December 31, 1999 £m	Year ended December 31, 2000 £m

Net cash provided by operating activities	4.0	34.7	31.5
Net cash used in investing activities	(25.2)	(23.9)	(23.2)
Net cash provided by/(used in) financing activities	15.9	(4.6)	(11.0)

	(5.3)	6.2	(2.7)
Effect of exchange rate changes	(0.5)	0.1	0.4

Net (decrease)/increase in cash by continuing operations	(5.8)	6.3	(2.3)

(Decrease)/increase in cash by continuing operations	(5.8)	6.3	(2.3)
(Decrease)/increase in cash by discontinued operations	(2.5)	(2.9)	3.4
Cash at beginning of period	25.1	16.8	20.2

Cash at end of period	16.8	20.2	21.3

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30. Summary of differences between U.K. and U.S. GAAP (continued)

(d) Pensions

The disclosures below detail the additional information required by SFAS No. 132 “Employers’ Disclosures about Pensions and Other Post Retirement Benefits” in respect of the Company’s funded defined benefit plans.

The Company’s principal defined benefits pension plans are located in the United Kingdom, United States, Taiwan and Hong Kong. The following is a summary of the funded status and the net periodic benefit costs for the defined benefit pension plans:

	December 31, 1999 £m	December 31, 2000 £m

Change in benefit obligation
Projected benefit obligation at beginning of year	23.1	27.9
Service cost	2.2	2.6
Interest cost	1.4	2.0
Plan participants’ contributions	0.3	0.4
Acquisition	—	2.2
Actuarial loss/(gain)	1.9	(2.0)
Benefits paid	(1.1)	(1.0)
Exchange rate effects	0.1	1.2

Projected benefit obligation at end of year	27.9	33.3

Change in plan assets
Fair value of plan assets at beginning of year	23.0	26.2
Actual return on plan assets	2.2	2.8
Employer contributions	1.7	2.2
Plan participants’ contribution	0.3	0.4
Acquisition	—	3.2
Benefits paid	(1.1)	(1.0)
Exchange rate effects	0.1	1.1

Fair value of plan assets at end of year	26.2	34.9

Funded status	(1.7)	1.6
Unrecognised actuarial loss	3.2	(0.4)

Net amount recognised	1.5	1.2

Amounts recognised in the statement of financial position consist of:
Prepaid benefit cost	1.7	1.3
Accrued benefit liability	(0.3)	(0.1)
Shareholders’ deficit *	0.1	—

Net amount recognised	1.5	1.2

* Amount charged directly to Shareholders’ deficit to record the additional minimum liability.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30. Summary of differences between U.K. and U.S. GAAP (continued)

(d) Pensions (continued)

The following is a summary of the weighted average assumptions:

	December 31, 1998		December 31, 1999		December 31, 2000

Discount Rate	6.4%		6.7%		7.2%
Expected return on plan assets	7.9%		8.0%		8.0%
Rate of compensation increase	4.8%		5.5%		5.6%

	Year Ended December 31, 1998 £m		Year Ended December 31, 1999 £m		Year Ended December 31, 2000 £m

Components of net periodic benefit cost:
Service cost	2.1		2.2		2.6
Interest cost	1.5		1.4		2.0
Expected return on plan assets	(1.	8)	(1.	9)	(2.2)
Amortisation of prior service cost	—		—		—
Recognised actuarial (loss)/gain	—		—		—

Net periodic benefit cost	1.8		1.7		2.4

There were no pension plans with accumulated benefits obligations in excess of plan assets as of December 31, 2000. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were £0.9 million, £0.9 million and £0.9 million respectively, as of December 31, 1999.

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

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30. Summary of differences between U.K. and U.S. GAAP (continued)

(f) Share option scheme

The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation", which permits entities to recognise as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net loss disclosures for share options granted as if the fair value-based method defined in SFAS No. 123 had been applied. Management has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions used for grants in the respective years.

	1998	1999	2000

Expected dividend yield	0%	0%	0%
Risk free rate	6.0%	6.0%	6.0%
Expected volatility	0%	0%	0%
Average expected lives	3 years	3 years	3 years

Had compensation cost for the share options granted during the year, for purposes of the U.S. GAAP reconciliation, been determined consistent with the methodology described by SFAS No. 123, the Company’s net loss would have not been significantly different than the actual net loss.

The weighted average exercise price of outstanding options is£0.29 (1999: £0.10). The weighted average fair value of the share options granted by the Company during 2000 was estimated at £0.19 (1999: £0.02 and 1998: £0.2).

The weighted average remaining contractual life for all shares is 4.1 (1999: 4.5) years. The weighted average remaining contractual life for £0.10 shares is 3.6 (1999: 4.5) years. The weighted average remaining contractual life for £1.40 shares is 7.0 (1999: nil) years.

(g) Comprehensive income

The Company has adopted SFAS No. 130, “Reporting Comprehensive Income”, which established standards for the reporting and presentation of comprehensive income/(loss) and its components in a full set of financial statements. The Company’s comprehensive loss differs from net income only by the amount of the foreign currency exchange adjustments charged to shareholders’ deficit for the period and the periodic accretion of the redeemable preference stock. Comprehensive loss for each of the years ended December 31, 1998, 1999 and 2000 is equal to the total recognised gains and losses shown on the consolidated statement of total recognised gains and losses.

The following table reconciles accumulated other comprehensive loss under U.S. GAAP:

	Year Ended December 31, 1998	Year Ended December 31, 1999	Year Ended December 31, 2000

Other comprehensive loss at beginning of year	(5.5)	(7.9)	(26.4)
Exchange adjustments	0.9	(11.0)	(21.2)
Redeemable preference share accretion	(3.3)	(7.5)	(3.9)

Other comprehensive loss at end of year	(7.9)	(26.4)	(51.5)

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31. Issuer, guarantor and non-guarantor companies

Intertek Finance plc (“the Issuer”) is a wholly owned direct subsidiary of the Company and the Issuer has issued the Notes which are fully and unconditionally guaranteed on a senior subordinated basis by the Company and certain of its wholly owned direct subsidiaries: Intertek Testing Services UK Limited, Testing Holdings USA Inc., Yickson Enterprises Limited, Kite Overseas Holdings BV, ITS Holding Limited, Testing Holdings Sweden AB, Testing Holdings France EURL, Testing Holdings Germany GmbH (collectively, the “Guarantor subsidiaries”). In addition, each of the Guarantor’s guarantee is itself guaranteed by each other Guarantor, fully and unconditionally, on a senior subordinated basis. Subject to the provisions of the agreement under which the loans to finance the acquisition of the business were made, certain exceptions and applicable law, there are no restrictions on the ability of:

(a)	the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions or loans or advances to the Issuer or

(b)	the direct and indirect subsidiaries of the Company from paying dividends or making any other distribution or loans or advances to the Company.

Separate financial statements and other disclosures concerning the Issuer, the Company and the Guarantor subsidiaries are not presented because management has determined that they are not material to the investors. In lieu of the separate guarantor financial statements, management has presented condensed consolidating financial information. The condensed consolidating financial information presented below has been segregated between (a) the Issuer, (b) the Company, (c) the Guarantor subsidiaries and (d) the non-Guarantor subsidiaries.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31. Issuer, guarantor and non-guarantor companies (continued)

Statements of Operations
Year ended December 31, 2000

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor subsidiaries £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Total group revenue	—	—	—	444.0	(44.9)	399.1
Operating (costs)/income	—	(0.3)	—	(386.2)	44.9	(341.6)
Equity income of associated companies	—	—	—	0.9	—	0.9

Operating (loss)/income	—	(0.3)	—	58.7	—	58.4
Non-operating exceptional items	—	(3.6)	(4.6)	(7.0)	—	(15.2)

Income/(loss) before interest	—	(3.9)	(4.6)	51.7	—	43.2
Net interest receivable/(payable)	0.1	(8.9)	(8.0)	(19.0)	—	(35.8)

Income/(loss) before taxation	0.1	(12.8)	(12.6)	32.7	—	7.4
Taxation	—	0.4	0.8	(12.1)	—	(10.9)

Income/(loss) after taxation	0.1	(12.4)	(11.8)	20.6	—	(3.5)
Minority interests	—	—	—	(3.6)	—	(3.6)
Dividends from/(to) group companies	—	—	3.3	(3.3)	—	—

Net income/(loss)	0.1	(12.4)	(8.5)	13.7	—	(7.1)

Statements of Operations
Year ended December 31, 1999

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor subsidiaries £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Total group revenue	—	—	—	413.8	(51.3)	362.5
Operating income/(costs)	0.1	0.2	—	(363.0)	51.3	(311.4)
Equity income of associated companies	—	—	—	0.3	—	0.3

Operating income/(loss)	0.1	0.2	—	51.1	—	51.4
Non-operating exceptional items	—	(1.9)	—	4.3	—	2.4

Income/(loss) before interest	0.1	(1.7)	—	55.4	—	53.8
Net interest receivable/(payable)	0.1	(7.3)	(7.2)	(17.8)	—	(32.2)

Income/(loss) before taxation	0.2	(9.0)	(7.2)	37.6	—	21.6
Taxation	—	0.1	1.3	(10.8)	—	(9.4)

Income/(loss) after taxation	0.2	(8.9)	(5.9)	26.8	—	12.2
Minority interests	—	—	—	(3.2)	—	(3.2)
Dividends from/(to) group companies	—	—	2.8	(2.8)	—	—

Net income/(loss)	0.2	(8.9)	(3.1)	20.8	—	9.0

Statements of Operations
Year ended December 31, 1998

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor subsidiaries £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Total group revenue	—	—	—	425.4	(65.6)	359.8
Operating income/(costs)	0.1	—	—	(402.5)	65.6	(336.8)
Equity income of associated companies	—	—	—	—	—	—

Operating income/(loss)	0.1	—	—	22.9	—	23.0
Non-operating exceptional items	—	—	—	(1.4)	—	(1.4)

Income/(loss) before interest	0.1	—	—	21.5	—	21.6
Net interest receivable/(payable)	—	(7.5)	4.1	(28.4)	—	(31.8)

Income/(loss) before taxation	0.1	(7.5)	4.1	(6.9)	—	(10.2)
Taxation	0.2	0.5	1.3	(9.2)	—	(7.2)

Income/(loss) after taxation	0.3	(7.0)	5.4	(16.1)	—	(17.4)
Minority interests	—	—	—	(3.2)	—	(3.2)
Dividends from/(to) group companies	—	—	3.0	(3.0)	—	—

Net income/(loss)	0.3	(7.0)	8.4	(22.3)	—	(20.6)

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31. Issuer, guarantor and non-guarantor companies (continued)

Balance Sheets
December 31, 2000

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor subsidiaries £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

ASSETS
Current assets
Cash	—	(11.2)	0.7	31.8	—	21.3
Trade receivables	—	—	—	81.6	—	81.6
Inventories	—	—	—	1.7	—	1.7
Other current assets	145.8	92.9	218.6	294.9	(733.1)	19.1

Total current assets	145.8	81.7	219.3	410.0	(733.1)	123.7
Goodwill	—	—	—	16.8	—	16.8
Property, plant and equipment, net	—	—	—	67.9	—	67.9
Investments in subsidiary undertakings	—	128.6	217.8	74.5	(420.9)	—
Investments	—	—	—	0.9	—	0.9

Total assets	145.8	210.3	437.1	570.1	(1,154.0)	209.3

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities
Borrowings (including current portion of long term borrowings)	—	10.0	12.0	0.1	—	22.1
Accounts payable, accrued liabilities and deferred income	11.0	42.7	223.2	536.7	(733.1)	80.5
Income taxes payable	—	(0.4)	(2.3)	9.6	—	6.9

Total current liabilities	11.0	52.3	232.9	546.4	(733.1)	109.5
Long term borrowings	134.4	86.1	81.4	(1.6)	—	300.3
Provisions for liabilities and charges	—	—	—	13.9	—	13.9
Minority interests	—	—	—	6.3	—	6.3
Shareholders’ equity/(deficit)
Ordinary shares	0.1	0.8	115.1	195.9	(311.1)	0.8
Redeemable preference shares	—	105.5	—	—	—	105.5
Shares to be issued	—	2.8	—	—	—	2.8
Premium in excess of par value	—	3.6	25.8	0.6	(26.4)	3.6
Retained earnings/(deficit)	0.3	(40.8)	(18.1)	(191.4)	(83.4)	(333.4)

Total shareholders’ equity/(deficit)	0.4	71.9	122.8	5.1	(420.9)	(220.7)

Total liabilities and shareholders’ equity/(deficit)	145.8	210.3	437.1	570.1	(1,154.0)	209.3

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31. Issuer, guarantor and non-guarantor companies (continued)

Balance Sheets
December 31, 1999

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor subsidiaries £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

ASSETS
Current assets
Cash	—	(7.5)	0.8	26.9	—	20.2
Trade receivables	—	—	—	70.1	—	70.1
Inventories	—	—	—	2.6	—	2.6
Other current assets	130.3	82.6	197.8	256.5	(651.6)	15.6
Deferred taxation asset	—	—	—	—	—	—

Total current assets	130.3	75.1	198.6	356.1	(651.6)	108.5
Goodwill	—	—	—	15.8	—	15.8
Property, plant and equipment, net	—	—	—	53.8	—	53.8
Investments in subsidiary undertakings	—	128.6	206.6	74.4	(409.6)	—
Investments	—	—	—	0.5	—	0.5

Total assets	130.3	203.7	405.2	500.6	(1,061.2)	178.6

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities
Borrowings (including current portion of long term borrowings)	—	10.3	5.2	(0.1)	—	15.4
Accounts payable, accrued liabilities and deferred income	8.0	37.1	192.1	483.9	(651.6)	69.5
Income taxes payable	—	(0.7)	(1.8)	7.9	—	5.4

Total current liabilities	8.0	46.7	195.5	491.7	(651.6)	90.3
Long term borrowings	122.1	68.6	89.1	(1.6)	—	278.2
Provisions for liabilities and charges	—	—	—	6.8	—	6.8
Minority interests	—	—	—	5.8	—	5.8
Shareholders’ equity/(deficit)
Ordinary shares	—	0.8	105.8	205.1	(310.9)	0.8
Redeemable preference shares	—	105.5	—	—	—	105.5
Shares to be issued	—	2.8	—	—	—	2.8
Premium in excess of par value	—	3.6	23.6	2.9	(26.5)	3.6
Retained earnings/(deficit)	0.2	(24.3)	(8.8)	(210.1)	(72.2)	(315.2)

Total shareholders’ equity/(deficit)	0.2	88.4	120.6	(2.1)	(409.6)	(202.5)

Total liabilities and shareholders’ equity/(deficit)	130.3	203.7	405.2	500.6	(1,061.2)	178.6

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31. Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
December 31, 2000

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor subsidiaries £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Total operating cash inflow/(outflow)	—	0.3	(0.6)	72.2	—	71.9
Returns on investments and servicing of finance	(2.3)	1.5	(7.8)	(17.8)	—	(26.4)
Taxation	—	0.7	0.4	(11.2)	—	(10.1)
Capital expenditure and financial investment	—	—	—	(26.1)	—	(26.1)
Acquisitions and disposals	—	(1.2)	(0.7)	1.3	—	(0.6)

Cash (outflow)/inflow before financing	(2.3)	1.3	(8.7)	18.4	—	8.7

Financing	2.3	(5.0)	8.6	(13.2)	—	(7.3)

(Decrease)/increase in cash in the period	—	(3.7)	(0.1)	5.2	—	1.4

Reconciliation of net cash flow to movement in net debt

(Decrease)/increase in cash in the period	—	(3.7)	(0.1)	5.2	—	1.4

Cash inflow from increase in debt	—	0.4	6.3	0.7	—	7.4

Change in net debt resulting from cash flows	—	(3.3)	6.2	5.9	—	8.8
Debt issued in lieu of interest payment	—	(10.1)	—	—	—	(10.1)
Acquisitions and disposals	—	—	—	(0.7)	—	(0.7)
Other non-cash movements	(0.7)	(0.1)	0.7	(2.0)	—	(2.1)
Exchange movements	(11.6)	(7.3)	(6.1)	1.4	—	(23.6)

Movement in net debt in the period	(12.3)	(20.8)	0.8	4.6	—	(27.7)
Net debt at the start of the period	(122.1)	(86.5)	(93.5)	28.7	—	(273.4)

Net debt at the end of the period	(134.4)	(107.3)	(92.7)	33.3	—	(301.1)

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31. Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
December 31, 1999

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor subsidiaries £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Total operating cash (outflow)/inflow	(0.1)	(3.5)	0.5	62.9	—	59.8
Returns on investments and servicing of finance	(2.2)	0.3	(1.9)	(20.1)	—	(23.9)
Taxation	0.1	0.5	1.5	(9.0)	—	(6.9)
Capital expenditure and financial investment	—	—	—	(17.5)	—	(17.5)
Acquisitions and disposals	—	(0.2)	(0.2)	(4.6)	—	(5.0)

Cash (outflow)/inflow before financing	(2.2)	(2.9)	(0.1)	11.7	—	6.5

Financing	2.2	2.2	0.7	(6.7)	—	(1.6)

(Decrease)/increase in cash in the period	—	(0.7)	0.6	5.0	—	4.9

Reconciliation of net cash flow to movement in net debt

(Decrease)/increase in cash in the period	—	(0.7)	0.6	5.0	—	4.9

Cash inflow from increase in debt	—	6.0	14.8	1.2	—	22.0

Change in net debt resulting from cash flows	—	5.3	15.4	6.2	—	26.9
Debt issued in lieu of interest payment	—	(8.1)	—	—	—	(8.1)
Acquisitions and disposals	—	—	—	(1.6)	—	(1.6)
Other non-cash movements	(0.6)	(0.2)	(0.6)	(0.6)	—	(2.0)
Exchange movements	(5.2)	(2.7)	(2.0)	0.3	—	(9.6)

Movement in net debt in the period	(5.8)	(5.7)	12.8	4.3	—	5.6
Net debt at the start of the period	(116.3)	(80.7)	(106.3)	24.3	—	(279.0)

Net debt at the end of the period	(122.1)	(86.4)	(93.5)	28.6	—	(273.4)

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31. Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
December 31, 1998

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor subsidiaries £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Total operating cash inflow/(outflow)	0.3	2.5	(0.4)	30.0	—	32.4
Returns on investments and servicing of finance	(2.3)	(7.5)	6.3	(18.9)	(2.6)	(25.0)
Taxation	(0.1)	1.4	0.9	(8.1)	—	(5.9)
Capital expenditure and financial investment	—	—	—	(14.0)	—	(14.0)
Acquisitions and disposals	—	2.0	(0.1)	(13.6)	—	(11.7)

Cash (outflow)/inflow before financing	(2.1)	(1.6)	6.7	(24.6)	(2.6)	(24.2)

Financing	2.1	(4.7)	(6.5)	25.1	—	16.0

(Decrease)/increase in cash in the period	—	(6.3)	0.2	0.5	(2.6)	(8.2)

Reconciliation of net cash flow to movement in net debt

(Decrease)/increase in cash in the period	—	(6.3)	0.2	0.5	(2.6)	(8.2)

Cash (outflow)/inflow from increase in debt	—	(16.3)	—	5.3	—	(11.0)

Change in net debt resulting from cash flows	—	(22.6)	0.2	5.8	(2.6)	(19.2)
Debt issued in lieu of interest payment	—	(7.1)	—	—	—	(7.1)
Acquisitions	—	—	—	(0.4)	—	(0.4)
Other non-cash movements	(0.4)	(0.2)	1.7	(3.0)	—	(1.9)
Exchange movements	0.7	0.5	1.0	(0.5)	—	1.7

Movement in net debt in the period	0.3	(29.4)	2.9	1.9	(2.6)	(26.9)
Net debt at the start of the period	(116.6)	(51.3)	(109.2)	25.0	—	(252.1)

Net debt at the end of the period	(116.3)	(80.7)	(106.3)	26.9	(2.6)	(279.0)

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31. Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
December 31, 2000

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor subsidiaries £m	Non- Guarantor subsidiaries £m		Consolidation adjustments £m	Consolidated totals £m

Reconciliation of operating income to operating cash inflow:
Operating income	—	(0.3)	—	58.6		—	58.3
Depreciation charge	—	—	—	13.0		—	13.0
Goodwill amortisation	—	—	—	1.1		—	1.1
Loss on sale of fixed assets	—	—	—	0.1		—	0.1
Increase in inventories	—	—	—	(0.1)		—	(0.1)
Decrease/(increase) in receivables and prepayments	—	0.1	(0.8)	(11.2)		—	(11.9)
Increase in payables	—	0.5	0.2	7.0		—	7.7
Discontinued operating exceptional charges	—	—	—	7.8		—	7.8
Decrease in other provisions	—	—	—	(3.6)		—	(3.6)

	—	0.3	(0.6)	72.7		—	72.4
Equity income of associates	—	—	—	(0.9)		—	(0.9)
Less dividends received from associates	—	—	—	0.4		—	0.4

Total operating cash inflow/(outflow)	—	0.3	(0.6)	72.2		—	71.9

Returns on investment and servicing of finance
Net interest paid	(2.3)	1.5	(9.2)	(13.0)		—	(23.0)
Dividends received	—	—	1.4	(1.4)		—	—
Dividends paid to minorities	—	—	—	(3.4)		—	(3.4)

	(2.3)	1.5	(7.8)	(17.8)		—	(26.4)

Capital expenditure and financial investment
Purchase of property, plant and equipment	—	—	—	(26.4)		—	(26.4)
Sale of property, plant and equipment	—	—	—	0.3		—	0.3

	—	—	—	(26.1)		—	(26.1)

Acquisitions and disposals
Purchase of subsidiaries	—	—	(0.1)	(1.9)		—	(2.0)
Acquisition provision payments	—	—	—	—		—	—
Sale of subsidiary undertakings	—	(1.2)	(0.6)	3.2		—	1.4

	—	(1.2)	(0.7)	1.3		—	(0.6)

Financing
Issue/(repayment) of short term debt	—	0.6	—	(1.2)		—	(0.6)
Issue/(repayment) of other loans	2.3	(5.5)	8.5	(12.	1)	—	(6.8)
Cash subscribed by minorities	—	—	—	0.1		—	0.1

	2.3	(4.9)	8.5	(13.	2)	—	(7.3)

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31. Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
December 31, 1999

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor subsidiaries £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Reconciliation of operating income to operating cash inflow:
Operating income	0.1	0.1	—	51.1	—	51.3
Depreciation charge	—	—	—	11.4	—	11.4
Goodwill amortisation	—	—	—	0.9	—	0.9
Loss on sale of fixed assets	—	—	—	0.1	—	0.1
Decrease in inventories	—	—	—	1.1	—	1.1
(Increase)/decrease in receivables and prepayments	—	(0.9)	0.5	(3.5)	—	(3.9)
Increase in payables	(0.2)	(2.7)	—	(3.9)	—	(6.8)
Cash payments from exporters	—	—	—	5.0	—	5.0
Discontinued operating exceptional charges	—	—	—	2.9	—	2.9
Increase in other provisions	—	—	—	(2.3)	—	(2.3)

	(0.1)	(3.5)	0.5	62.8	—	59.7
Equity income of associates	—	—	—	(0.3)	—	(0.3)
Less dividends received from associates	—	—	—	0.4	—	0.4

Total operating cash (outflow)/inflow	(0.1)	(3.5)	0.5	62.9	—	59.8

Returns on investment and servicing of finance
Net interest paid	(2.2)	0.3	(4.7)	(15.2)	—	(21.8)
Dividends paid to minorities	—	—	2.8	(4.9)	—	(2.1)

	(2.2)	0.3	(1.9)	(20.1)	—	(23.9)

Capital expenditure and financial investment
Purchase of property, plant and equipment	—	—	—	(17.7)	—	(17.7)
Sale of property, plant and equipment	—	—	—	0.2	—	0.2

	—	—	—	(17.5)	—	(17.5)

Acquisitions and disposals
Purchase of subsidiary undertakings	—	—	(0.2)	(8.1)	—	(8.3)
Acquisition provision payments	—	(0.2)	—	—	—	(0.2)
Sale of subsidiaries	—	—	—	3.5	—	3.5

	—	(0.2)	(0.2)	(4.6)	—	(5.0)

Financing
Ordinary shares issued and to be issued	—	1.1	—	—	—	1.1
Issue of redeemable preference shares	—	18.8	—	—	—	18.8
Repayment of short term debt	—	(5.9)	—	—	—	(5.9)
Issue/(repayment) of other loans	2.2	(11.8)	0.7	(7.2)	—	(16.1)
Cash subscribed by minorities	—	—	—	0.5	—	0.5

	2.2	2.2	0.7	(6.7)	—	(1.6)

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31. Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
December 31, 1998

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor subsidiaries £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Reconciliation of operating income to operating cash inflow:
Operating income	0.1	—	—	22.9	—	23.0
Depreciation charge	—	—	—	11.2	—	11.2
Goodwill amortisation	—	—	—	0.4	—	0.4
Loss on sale of fixed assets	—	—	—	0.2	—	0.2
Increase in inventories	—	—	—	(1.1)	—	(1.1
Increase in receivables and prepayments	—	—	(0.3)	(11.1)	—	(11.4.	)
Increase/(decrease) in payables	0.2	2.5	(0.1)	3.1	—	5.7
Discontinued operating exceptional charges	—	—	—	5.2	—	5.2
Decrease in other provisions	—	—	—	(0.8)	—	(0.8)

Total operating cash inflow	0.3	2.5	(0.4)	30.0	—	32.4

Returns on investment and servicing of finance
Net interest paid	(2.3)	(7.5)	3.3	(16.1)	—	(22.6)
Dividends paid to minorities	—	—	3.0	(2.8)	(2.6)	(2.4)

	(2.3)	(7.5)	6.3	(18.9)	(2.6)	(25.0)

Capital expenditure and financial investment
Purchase of property, plant and equipment	—	—	—	(14.1)	—	(14.1)
Sale of property, plant and equipment	—	—	—	0.1	—	0.1

	—	—	—	(14.0)	—	(14.0)

Acquisitions and disposals
Purchase of subsidiaries	—	2.6	(0.1)	(13.2)	—	(10.	7)
Acquisition provision payments	—	(0.6)	—	—	—	(0.6)
Sale of subsidiaries	—	—	—	(0.4)	—	(0.4)

	—	2.0	(0.1)	(13.6)	—	(11.7)

Financing
Ordinary shares issued and to be issued	—	0.2	—	—	—	0.2
Issue of redeemable preference shares	—	4.8	—	—	—	4.8
Issue of short term debt	—	16.4	—	—	—	16.4
Issue/(repayment) of other loans	2.1	(26.1)	(6.5)	25.0	—	(5.5)
Cash subscribed by minorities	—	—	—	0.1	—	0.1

	2.1	(4.7)	(6.5)	25.1	—	16.0

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31. Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
December 31, 2000

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor subsidiaries £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Analysis of changes in net debt

Cash at bank at December 31, 1999	—	(7.6)	0.9	26.9	—	20.2
Cash flow	—	(3.6)	(0.2)	5.2	—	1.4
Acquisitions and disposals	—	—	—	(0.7)	—	(0.7)
Exchange adjustments	—	—	—	0.4	—	0.4

Cash at bank at December 31, 2000	—	(11.2)	0.7	31.8	—	21.3

Debt due within one year at December 31, 1999	—	(10.4)	(5.2)	0.2	—	(15.4)
Cash flow	—	0.4	6.3	0.7	—	7.4
Other non-cash changes	—	—	(12.2)	(1.3)	—	(13.5)
Exchange adjustments	—	—	(0.9)	0.3	—	(0.6)

Debt due within one year at December 31, 2000	—	(10.0)	(12.0)	(0.1)	—	(22.1)

Debt due after one year at December 31, 1999	(122.1)	(68.6)	(89.1)	1.6	—	(278.2)
Debt issued in lieu of interest payment	—	(10.1)	—	—	—	(10.1)
Other non-cash changes	(0.7)	(0.1)	13.0	(0.8)	—	11.4
Exchange adjustments	(11.6)	(7.3)	(5.3)	0.8	—	(23.4)

Debt due after one year at December 31, 2000	(134.4)	(86.1)	(81.4)	1.6	—	(300.3)

Total net debt at December 31, 2000	(134.4)	(107.3)	(92.7)	33.3	—	(301.1)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.

INTERTEK TESTING SERVICES LIMITED
(Registrant)

By:	/s/ RICHARD NELSON

	Name: Title: Date:	Richard Nelson Director March 22, 2001

By:	/s/ WILLIAM SPENCER

	Name: Title: Date:	William Spencer Director March 22, 2001