Form 20-F
period 2001-12-31
INTERTEK TESTING SERVICES LTD
filed 2002-04-17
CIK 1030557

As filed with the Securities and Exchange Commission on April 17, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

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

Yes                           No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17                          Item 18

General information

Throughout this annual report, the term “Company” refers to Intertek Testing Services Limited and the terms “we”, “our”, “us”, “ITS” or “Group” refer to Intertek Testing Services Limited and its consolidated subsidiaries. References to “sterling” and “£” are to Great British pounds and all references to “dollars” or “$” are to United States dollars. Our historical consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”) and are presented in sterling. U.K. GAAP differs in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). For a discussion of the most significant relevant differences between U.K. GAAP and U.S. GAAP, see note 30 to our consolidated financial statements.

PART I

Item 1:     Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2:    Offer Statistics and Expected Timetable

Not applicable.

Item 3:     Key Information

Selected financial data

The selected financial data is prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP as described in note 30 to our Consolidated Financial Statements. We have adopted Financial Reporting Standard 17: Retirement benefits and Financial Reporting Standard 19: Deferred tax. Prior year figures for 1999 and 2000 have been restated accordingly. This table should be read in conjunction with our Consolidated Financial Statements and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Income Statement data			Restated	Restated
	Year ended December 31, 1997	Year ended December 31, 1998	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001

	£m	£m	£m	£m	£m

Amounts in conformity with U.K. GAAP:

Revenues
Continuing operations	303.2	337.8	351.2	398.4	451.4
Discontinued operations	40.8	22.0	11.3	0.7	—

Total	344.0	359.8	362.5	399.1	451.4

Operating income/(loss) before exceptional items
Continuing operations	37.3	44.8	47.6	59.2	68.5
Discontinued operations	3.2	(2.6)	(2.1)	(0.7)	—

Total	40.5	42.2	45.5	58.5	68.5

Operating income/(loss) after exceptional items
Continuing operations	33.4	30.8	58.1	66.1	57.8
Discontinued operations	3.2	(7.8)	(7.1)	(8.5)	(12.4)

Total	36.6	23.0	51.0	57.6	45.4

Net interest expense	(29.8)	(31.8)	(32.2)	(35.8)	(39.2)
Income/(loss) before taxation	6.9	(10.2)	21.5	6.8	6.4
Net (loss)/income	(1.6)	(20.6)	9.0	(7.9)	(14.7)

Selected Financial Data (continued)

Amounts in conformity with U.S. GAAP:

Income Statement data			Restated	Restated
	Year ended December 31, 1997	Year ended December 31, 1998	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001

	£m	£m	£m	£m	£m

Continuing operations:
Operating income	8.2	7.1	37.3	56.4	45.4
Income/(loss) from continuingoperations before taxation andminority interest	(21.6)	(24.7)	8.0	15.9	6.4
Net (loss)/income	(28.2)	(35.1)	(4.6)	1.2	(14.7)

Balance Sheet data			Restated	Restated
	December 31, 1997	December 31, 1998	December 31, 1999	December 31, 2000	December 31, 2001

	£m	£m	£m	£m	£m

Amounts in conformity with U.K. GAAP:

Cash	25.2	16.8	20.2	21.3	23.7
Total assets	145.3	163.8	178.6	210.8	218.9
Total debt	277.3	295.8	293.6	322.4	341.1
Shareholders’ deficit	(206.8)	(221.4)	(204.4)	(220.0)	(242.9)

Amounts in conformity with U.S. GAAP:

Cash	23.1	17.3	23.5	21.3	23.7
Total assets	378.6	369.9	364.4	408.1	404.4
Total debt	305.4	325.2	329.7	360.9	382.5
Shareholders’ equity/(deficit)	20.1	(26.3)	(43.3)	(62.8)	(98.8)

Selected Financial Data (continued)

Other financial data
	Year ended December 31, 1997	Year ended December 31, 1998	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001

	£m	£m	£m	£m	£m

Amounts derived from U.K. GAAP financial information:

Cash inflow from operating activities	45.6	32.4	59.8	71.9	70.4
Returns on investments and servicing of finance	(21.9)	(25.0)	(23.9)	(26.4)	(28.4)
Taxation	(6.1)	(5.9)	(6.9)	(10.1)	(13.6)
Capital expenditure and financial investment	(13.0)	(14.0)	(17.5)	(26.1)	(25.5)
Acquisitions and disposals	(9.4)	(11.7)	(5.0)	(0.6)	(1.5)

Cash (outflow)/inflow before financing	(4.8)	(24.2)	6.5	8.7	1.4
Financing	(1.9)	16.0	(1.6)	(7.3)	1.8

(Decrease)/increase in cash in the year	(6.7)	(8.2)	4.9	1.4	3.2

Amounts derived from U.S. GAAP financial information:

Depreciation and amortisation	33.4	33.2	31.7	25.7	29.1
Capital expenditure	11.5	12.7	17.5	26.0	25.8
Net cash provided by operating activities	14.3	4.0	34.7	31.5	34.3
Net cash used in investing activities	(20.0)	(25.2)	(23.9)	(23.2)	(27.0)
Net cash (used in)/provided by financing	(0.8)	15.9	(4.6)	(11.0)	1.8

Exchange rates

On April 5, 2002 the dollar noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) was 1.4350.

The following table sets out, for the periods indicated, the period average rate calculated from the average of the Noon Buying Rate on the last business day of each full month during the period and where the period is less than one full month, the last day of the period.

Year ended December 31,	Period Average

1997	1.64
1998	1.66
1999	1.61
2000	1.51
2001	1.44

The following table sets out, for the periods indicated, the high and low exchange rates during the previous six months.

	High	Low

October 2001	1.48	1.42
November 2001	1.47	1.40
December 2001	1.46	1.41
January 2002	1.45	1.40
February 2002	1.44	1.41
March 2002	1.43	1.41

Capitalisation and indebtedness

Not applicable.

Reasons for the offer and use of proceeds

Not applicable.

Risk factors

Significant leverage and ability to service debt could affect our ability to grow and service our debt obligations

We are highly leveraged. At December 31, 2001 we had £348.0 million in total borrowings on a consolidated basis and £112.7 million of share capital. We may incur additional indebtedness in the future, subject to certain limitations in the instruments governing the Company’s and its subsidiaries’ indebtedness. The degree to which we are leveraged could have important consequences for holders of our debt and our subsidiaries’ debt, as well as for our operations and financial position, including (i) our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be limited, (ii) we must dedicate a substantial portion of our cash flow to the payment of interest on our indebtedness, reducing the funds available to us for other purposes; (iii) some of our indebtedness bears interest at floating rates, which may make ITS vulnerable to increases in interest rates; (iv) certain loans incurred in connection with our acquisition are secured and rank in priority to holders of the 10.25% Senior Subordinated Notes Due 2006 (the “Notes”) issued by our subsidiary, Intertek Finance plc, and will come due prior to the Notes becoming due; (v) our indebtedness imposes numerous financial and other restrictive covenants that limit our ability to, among other things, borrow additional funds, dispose of assets or pay cash dividends and the failure to comply with such restrictions may result in an event of default which, if not cured or waived, could have a material adverse effect on our business, and (vi) our substantial leverage may hinder our ability to adjust rapidly to changing market conditions and could make us more vulnerable in the event of a downturn in general economic conditions or our business.

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

The right of payment of holders of the Notes is subordinate to senior indebtedness

The Notes issued by our subsidiary, Intertek Finance plc, are subordinated in right of payment to all existing and future senior indebtedness of Intertek Finance plc. The Notes are guaranteed on a senior subordinated basis by the Company and certain of its other subsidiaries. The guarantees of the Notes are subordinated in right of payment to all existing and future senior indebtedness of the guarantors. As of December 31, 2001, the Company and the other guarantors of the Notes have £341.2 million of senior indebtedness outstanding. The Notes and the guarantees will rank at least pari passu with all present and future subordinated indebtedness of Intertek Finance plc and the guarantors of the Notes.

Adverse consequences of our company structure

The Company, Intertek Finance plc and the guarantors of the Notes have no operations of their own. As a result, they are wholly dependent on the earnings of the operating companies that are their subsidiaries. Generally, claims of creditors of a subsidiary, including trade creditors, secured creditors and creditors holding indebtedness and guarantees issued by such subsidiary, and claims of preferred stockholders (if any) of such subsidiary, will have priority with respect to the assets and earnings of such subsidiary over the claims of the creditors of its parent company, except to the extent the claims of creditors of the parent company are guaranteed by such subsidiary. The Notes therefore are effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of the direct and indirect subsidiaries of the Company, Intertek Finance plc and each other guarantor of the Notes. As of December 31, 2001, the total liabilities, including provisions for liabilities and charges of all of the operating subsidiaries was £105.4 million. Although there are restrictions on us that limit the incurrence of indebtedness and preferred stock of certain subsidiaries, such limitations are subject to a number of significant qualifications. Moreover, our subsidiaries may incur liabilities that are not considered indebtedness or preferred stock. In addition, the ability of certain subsidiaries of ITS and the other guarantors of the Notes to pay dividends may be restricted by, among other things, applicable corporate and other laws and regulations and by the terms of agreements to which such subsidiaries become subject. Although there are limits on the ability of such subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments, such limitations are subject to a number of significant qualifications.

Restrictive covenants in loan agreements and our shareholders’ agreement could hinder our ability to grow and service our debt

The indenture for the Notes, the Subscription and Shareholders’ Agreement among the Company and the holders of certain classes of its shares (the “Shareholder’s Agreement”), and ITS’ loan agreements impose operating and financial restrictions that restrict, among other things, the ability of the Company, Intertek Finance plc and the other guarantors of the Notes (i) to incur additional indebtedness; (ii) to incur liens; (iii) to pay dividends or make certain other restricted payments; (iv) to enter into certain transactions with affiliates; (v) to incur indebtedness that is subordinate in right of payment to senior indebtedness but senior in right of payment to the Notes; (vi) to impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to Intertek Finance plc, the Company or other guarantors of the Notes; (vii) to merge or consolidate with other persons; or (viii) to sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of Intertek Finance plc or a guarantor of the Notes.

In addition, other agreements, including the credit agreement entered into by the Company in November 1996, as amended (the “Credit Agreement”), prevent the prepayment of certain indebtedness (including the Notes) and require that the Company maintain certain financial ratios and meet certain financial condition tests. The Company’s ability to meet those financial ratios and tests can be affected by events beyond its control, and we can offer no assurance that the Company will meet these tests. A breach of any of these covenants could result in default under these agreements, and under other agreements containing cross default provisions, which would permit lenders to declare outstanding amounts, together with interest, to be immediately due and payable. If Intertek Finance plc, the Company and the other guarantors of the Notes were unable to pay those amounts, the lenders could proceed against the collateral securing that indebtedness, which collateral includes the capital stock of the guarantors of the Notes. If the amounts outstanding under certain credit agreements were to be accelerated, holders of the Notes could also accelerate the payment thereof. If some or all of the indebtedness of Intertek Finance plc or its affiliates was to be accelerated, we can offer no assurance that the assets of the Company, Intertek Finance plc and the other guarantors of the Notes would be sufficient to repay that indebtedness in full, including the Notes.

Certain insolvency laws and other considerations

Each of Intertek Finance plc, Intertek Testing Services UK Limited (“UKCo”), which is one of the guarantors of the Notes, and ITS are limited companies organised under the laws of England. Accordingly, insolvency proceedings with respect to either Intertek Finance plc, UKCo or ITS are likely to proceed under, and be governed by U.K. insolvency laws.

The procedural and substantive provisions of U.K. insolvency and administrative laws generally are more favorable to secured creditors than comparable provisions of the U.S. law and afford other creditors only limited protection from such secured creditors. Although the Notes are secured by a second priority lien on certain intercompany notes, the lenders under the Credit Agreement have a first priority lien on the notes evidencing the intercompany loans, and the capital stock of certain of the Company’s subsidiaries have been pledged to secure the loans. Under the terms of an intercreditor deed entered into in connection with the offering of the Notes, after the occurrence of an insolvency event, the security trustee under the Credit Agreement shall have the right to direct the disposition of any collateral. In connection with a sale of the capital stock of a subsidiary guarantor pursuant to an enforcement of security, the applicable subsidiary guarantee and second lien on an Intercompany Note will be released. In addition, under U.K. insolvency law, the liabilities of Intertek Finance, UKCo and the Company in respect of the Notes and the guarantees, respectively, will be paid in the event of a bankruptcy or similar proceeding after certain debts of Intertek Finance plc, UKCo or the Company, as the case may be, which are entitled to priority under U.K. law. Such debts may include (i) amounts owed to the U.K. Inland Revenue, (ii) amounts owed to U.K. Customs and Excise, (iii) amounts owed in respect of U.K. Social Security contributions, (iv) amounts owed in respect of occupational pension schemes and (v) amounts owed to employees.

ITS’ principal shareholder may have interests different to those holders of the Notes

As of December 31, 2001, approximately 57.84 per cent. of the outstanding Ordinary A and B shares of the Company were held by funds managed by Charterhouse, and ITS owns all of the voting stock of Intertek Finance plc. As of December 31, 2001, approximately 55.78 per cent. of the outstanding redeemable preference shares of the Company were held by funds managed by Charterhouse. Circumstances may give rise to perceived or actual conflicts of interests between Charterhouse as shareholder and the Note holders.

Legal and regulatory compliance

We are subject worldwide to laws and regulations (including the Foreign Corrupt Practices Act (“FCPA”) and regulations promulgated by the Office of Foreign Assets Control (“OFAC”) , in respect of business transacted in or with countries considered unfriendly to the United States, the Environmental Protection Agency (“EPA”) and the Organisation for Economic Co-operation and Development (“OECD”), among others) that govern and/or affect where and how our business may be conducted. We have implemented internal audit systems to facilitate compliance with the requirements of the FCPA, OFAC and similar laws and regulations affecting our business conduct, and we believe that we have taken the appropriate steps to comply with these requirements. In certain divisions, particularly the FTS division, our business relies on outside contractors to secure and service our customers. While we have implemented procedures specific to our outside contractors which we believe are appropriate to achieve compliance in relation to their activities on our behalf, these outside contractors are not subject to all of the internal compliance procedures to which our employees are subject. However, there can be no assurance that compliance issues under the FCPA, OFAC or similar laws and regulations may not arise with respect to ITS, our employees or the contractors acting on our behalf. Non-compliance with applicable laws and regulations could result in criminal liability on behalf of the Company and/or the Directors, imposition of significant fines, debarment from the ability to contract with the United States government or its agencies, as well as negative publicity and reputational damage.

As in other parts of the world, our activities in China are subject to laws and regulations. We have approvals at the local, and in some cases the national, level to conduct operations in China. However, laws, regulations and the jurisdiction of regulatory authorities in China are often unclear and may be subject to differing interpretation by such Chinese regulatory authorities at national, provincial and local levels. There can be no assurance that all of the relevant Chinese authorities will view ITS as being in compliance with all applicable Chinese laws and regulations. We believe that we enjoy a good relationship with the relevant Chinese authorities and that the risk of enforcement action by such authorities is low, especially in light of China's admission to the World Trade Organisation and the resulting deregulation of trade-related sectors previously heavily regulated by the government. However, there can be no assurance that regulatory authorities in China will not seek to interfere with the operations of our subsidiaries in China. In any such situation, our approvals to operate in China could be rescinded and our operations there liquidated. In addition, fines and other penalties could be imposed. There can be no assurance that such events will not arise, and any such event could have a material adverse effect on ITS and our business strategy.

Claims

One characteristic of our business is that we regularly become involved in a large number of claims and proceedings relating to services we have performed. A number of these claims arise in the context of a dispute between the parties to a commercial transaction in relation to which we have provided testing, inspection or certification services. Such claims are often brought against us only following resolution of the underlying commercial dispute and, accordingly, a considerable period of time may elapse between the performance of our services and the assertion of a claim in respect of such services. Often, our role in the transaction will be incidental to the underlying dispute but the claim will be notified to us in order to toll the relevant statute of limitations period in respect of such claim. Because the underlying commercial transaction in such cases can be of significant value, the claims notified to us frequently allege damages in significant amounts. Historically we have been successful in dismissing or settling claims that have been notified to us in connection with our continuing operations, dismissed or settled for considerably lower amounts than those originally claimed.

We endeavour to maintain insurance against potential claims, but there can be no assurance that claims brought against us will be covered by insurance, particularly where fraud is alleged, or that such insurance, if available, will be sufficient to fully cover the damages or other expenses which we may be required to pay. In addition to the potential of being ordered to pay damages, claims brought against us require us to incur significant legal and other expenses in investigating and defending such claims, and can distract the attention of management from other aspects of our business. Accordingly, there can be no assurance that claims will not be asserted against us in the future or that such claims, individually or in the aggregate, will not have a material adverse effect on our business.

Reputational risk

Our continued success is dependent upon our ability to maintain our reputation in the marketplace as an independent and trustworthy entity. We cannot guarantee that we will be free from adverse publicity which could have an effect upon our reputation among our customers. For example, negative publicity arose in relation to various EPA investigations of our operations in 1997 and before and subsequent guilty pleas submitted by the Company and by a former employee. Despite our internal controls which seek to prevent such events occurring, we cannot guarantee that our association with such services will not have an adverse effect upon public opinion and a consequential impact on our business.

Decentralised business structure

Because of the diverse nature of our testing, inspection and certification businesses, our global coverage and our relatively flat management organisation, we operate a comparatively decentralised business structure that devolves significant responsibility to each of our operating divisions. Within a division, responsibility is further devolved to the individual inspection offices and testing laboratories. This structure focuses profit and loss accountability locally within each business unit, which we believe enhances profitability. However, this structure also makes irregularities that occur on a local basis more difficult to detect and monitor centrally, with management reliant on operational and reporting systems in order to oversee our global business on a centralised basis. Historically, certain of the claims brought against us have resulted from employee misconduct at a local level, such as falsifying test results or the unauthorised release of goods under Collateral Management Agreement (“CMA”) contracts. We have decided not to pursue the CMA business as part of our strategy going forward. In 1998, we instituted new compliance procedures intended to minimise the possibility that such events may occur in the future and to assist us in detecting any such events that do occur are detected promptly so that appropriate action may be taken. While we have put into place systems that we believe are reasonably appropriate to our decentralised structure, no procedures can entirely prevent the possibility of employee misconduct and accordingly there can be no assurance that such events will not occur in the future. Moreover, as referred to above, certain of our divisions rely on the services of outside contractors, who are not subject to all of the internal compliance procedures to which our employees are subject.

Reliance on key personnel

Our success has been, and continues to be, largely dependent upon our senior management team. In particular, Richard Nelson and Raymond Kong have a combined 55 years of experience with ITS and its predecessor entities and have significant accumulated knowledge of ITS and the markets in which we operate. Additionally, other key members of the management team have strong personal relationships with certain of our customers and the maintenance and development of these customers relationships may be dependent on such employees. The loss of the services of one or more of our senior management team could have a material adverse effect on ITS.

Our continued business success will also be dependent upon our ability to attract and retain additional qualified personnel who possess the skills and experience necessary to service our customers. From time to time we have experienced difficulties in attracting and retaining sufficient numbers of skilled technicians in certain markets, such as the United States and the United Kingdom, particularly in relation to the ETL SEMKO division. The inability to attract and retain qualified personnel in sufficient numbers, or to upgrade the base of qualified personnel to keep pace with changing customer needs and technological developments, could have a material adverse effect on our business, financial condition and results of operations.

Exposure to variable and diverse economic and political climates

Each of our divisions services a different customer segment, and the revenues of each division are dependent upon conditions in the market it services. In particular, the revenues of Labtest are dependent on the market for consumer goods; the revenues of Caleb Brett are dependent upon trading activity in the oil and chemical market and the amount of testing given out by these companies; the revenues of ETL SEMKO are dependent upon the rate of product development in the electrical and electronic industries, as well as in telecommunications, information technology, the heating, ventilation and air conditioning equipment and building markets; and the revenues of FTS are dependent on governments of less developed countries requiring pre-shipment inspection services in connection with their imports. We believe that the diversified nature of our operations reduces the effect of fluctuations in the various markets in which we operate. However, there can be no assurance that future changes in underlying markets will not adversely affect our revenues.

In addition, we have operations in 99 countries throughout the world and intend to expand our operations both within these geographic markets and into new markets. Accordingly, our business is subject to certain risks inherent in international operations including political and economic conditions, difficulties in staffing and managing operations, delays in receiving payments and difficulties in pursuing remedies for unpaid debt and potentially adverse tax consequences. Although we take reasonable steps to mitigate these risks where possible, political, economic or social instability or other developments could make less-developed countries less suitable for our expansion plans and may have a material adverse effect on our ability to operate in and contract with countries which are or become politically or economically unstable.

Dependence on existing regulatory regimes

Some of our revenues are derived from testing of products to determine if such products meet legally required government safety standards and from the issuing of safety marks certifying product compliance with the relevant standards. Our revenues could be negatively affected by the trend towards self-certification against various safety standards. For example, the European Union has allowed manufacturers to self-declare many of their products under the ‘‘CE’’ safety mark. Moreover, if certain governmental authorities adopt uniform safety standards, agree to mutual recognition of each other’s safety standards or eliminate various safety requirements, there could be a decrease in demand for testing and certification services, which could have an adverse affect on our business, particularly in relation to our Labtest and ETL SEMKO divisions.

Need for continued investment

Future growth will require us to enhance and expand our laboratory facilities, information technology systems and other aspects of our infrastructure, which may require significant capital expenditures, particularly in the case of new outsourcing contracts. Additionally, a significant portion of our business results from the testing of products at the site of manufacture. Our current network of offices and laboratories is extensive, but such movement could result in additional expenditures to relocate to new geographic areas. We cannot be certain that we will be able to manage future growth effectively, nor that our business and financial results will not be hurt by any growth, diversification or expansion of our operations.

Dependence on government contracts

Certain of our operations are dependent upon a limited number of government contracts, particularly in the FTS division. FTS currently has contracts for pre-shipment inspection services with nine governments, consisting of Bangladesh, Ecuador, Iran, Kenya, Mexico, Mozambique, Nigeria, Uzbekistan, and the Saudi Arabian Standards Organisation. These contracts are typically of a short-term nature, subject to renewal every two to three years, and most of these contracts may be terminated at short notice by the relevant government authority without cause. For instance, in January 1999, the Nigerian government unexpectedly announced that its pre-shipment inspection programmes would cease in March 1999. This had a negative effect on our revenues and operating income in 1999. In September 1999, the new government in Nigeria re-introduced inspection programmes but we were awarded a smaller part of the contract. Pre-shipment inspection programmes in Colombia and Ghana also ceased in 2000.

We face risks from non-payment on these government contracts and the cash requirements of the FTS division, in particular, may be compromised by delays in the payment of debts by foreign governments. In certain circumstances, we may accrue material indebtedness before we may reasonably foresee the government’s financial risk in respect of its contract. For example, in September 2001, the government of Argentina ended, without prior notice, its pre-shipment inspection programme for imports, resulting in approximately £4.0 million in unpaid invoices issued to the government of Argentina.

Impact of fluctuations in exchange rates

We believe that our primary market risk exposure is foreign currency risk. Our financial statements are reported in pounds sterling ("sterling" or "£"). We have 149 subsidiary companies, of which 135 report in currencies other than sterling, which exposes us to exchange rate risk. Subsidiaries report in the currency of the country in which they are domiciled, apart from those based in countries where there is hyperinflation, which report in their functional currency, which is U.S. dollars. The results of overseas operations are translated into sterling at the cumulative average exchange rates for the period, therefore, the results can vary from year to year because of fluctuations in exchange rates which are unrelated to the underlying operational performance. We do not hedge translation rate exposure.

Over 80 per cent. of our revenues are generated by operations outside the United Kingdom and therefore fluctuations in exchange rates between the currencies in which these revenues are denominated and sterling may have a material impact on the results of operations and financial condition. Over 50 per cent. of our revenues and borrowings, interest payments and debt repayments are denominated in U.S. dollars or currencies linked to the U.S. dollar, such as the Hong Kong dollar. Where there is material transaction exposure from currency rate movements, we take out foreign exchange forward contracts to minimise this exposure.

Ability to protect enforce and maintain intellectual property rights

We own or have the right to use various patents, copyrights, trademarks, service marks and certification marks worldwide. We seek to protect our intellectual property in the countries in which we operate. Our success in expanding in existing markets and entering new markets is facilitated by our ability to capitalise on our intellectual property, particularly our safety marks. Invalidation of some or all of our marks, through a lawsuit or governmental proceeding, could have a material adverse effect on our business. The invalidation of a mark with great commercial importance in a particular country would likely have a material adverse effect on our business in that country. We believe that our use of intellectual property does not infringe the intellectual property rights of third parties. However, we cannot ensure that competitors or other third parties will not assert infringement or royalty claims against us in the future, or otherwise seek to invalidate our intellectual property rights. In addition, counterfeiting of our marks is difficult to discover, and we rely principally on government authorities that become aware of such counterfeiting to notify us of the occurrence, so that we may pursue available legal remedies to the maximum extent reasonably practicable. If we are not successful in protecting the use of our marks, we may lose some or all of our accreditations. Additionally, there could be a diminution of public confidence in some or all of our marks, which may ultimately result in decreased demand for them. Loss of some or all of our accreditations or decreased demand for our marks would have a direct and material adverse effect on our results of operations from certification services.

Competition

We are engaged in a large number of different and competitive market segments in our service areas. Although we are confident in the competitive advantages we enjoy due to our existing global network of facilities, accreditations, reputations and long-standing relationships with our customers, we cannot be sure that we will be able to retain our current market share in the face of greater competition. Further, additional competition may reduce the profit margins we can achieve in certain markets.

Environmental health & safety risks

We are subject to worldwide laws and regulations governing activities that may have adverse environmental effects, such as discharges to air and water and handling, storage and disposal of hazardous wastes and chemicals. In many jurisdictions these laws are complex, change frequently, and have tended to become more stringent over time. Our operations are also subject to various health and safety laws and regulations. We believe that we are in material compliance with applicable environmental and health and safety laws where failure to comply would materially and adversely affect ITS. However, there can be no assurance that breaches of these laws have not occurred or will not occur or be identified or that these laws will not change in the future in a manner that could materially and adversely affect ITS. Environmental laws and regulations may also impose obligations to investigate and remediate or pay for the investigation and remediation of environmental contamination, and compensate public and private parties for related damages. If an environmental issue arises in relation to a property and it is not remedied, or not capable of being remedied, this may result in such property either being sold at a reduced sale price or becoming unsaleable.

In some jurisdictions, notably the United States, these obligations, (including but not limited to those under the United States Comprehensive Environmental Response, Compensation and Liability Act (‘‘CERCLA’’ or ‘‘Superfund’’)), may impose joint and several liabilities and may apply to properties presently or formerly owned or operated by ITS, as well as to properties at which wastes or other contamination attributable to ITS have been sent or otherwise come to be located. We can give no assurance that ITS, or entities for which we may be responsible, will not incur such obligations or liabilities in connection with facilities we currently or previously owned, lease, occupy or operate, or that we previously owned, leased, occupied or operated or with other locations, in a manner that could materially and adversely affect ITS.

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

Item 4:     Information on the Company

History and development of the company

Both our legal and our commercial name is Intertek Testing Services Limited. We are a private company limited by shares, originally incorporated under the English Companies Act 1985 on July 19, 1996. We are a holding company and our business is conducted by 149 subsidiaries in 99 countries. Prior to November 1996, our business operated as a division of Inchcape plc called Inchcape Testing Services. In November 1996, a management buyout led by Charterhouse Development Capital Limited purchased Inchcape Testing Services from Inchcape plc, forming the Intertek Testing Services group (“ITS”). Our global business is the testing, inspection and certification of manufactured goods and commodities to customers throughout the world. Our registered office is located at 25 Savile Row, London, W1S 2ES and the telephone number at that location is (44) 20 7396 3400. Our agent for service of process in connection with our Senior Subordinated Notes is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

We sold our Environmental Testing division in 1998 and our minerals testing division, Bondar Clegg, in 2000 following unsatisfactory returns from these divisions.

Our total capital expenditures for 1999, 2000 and 2001 were £17.7 million, £26.4 million and £25.8 million respectively. These expenditures were primarily for laboratory equipment, improvements to laboratories and for computer equipment. In 2001, we spent £2.3 million on a major upgrade to computer equipment for ETL SEMKO in the United States and £1.0 million on an electrical testing chamber in the United States. In 2002, we expect further expenditure of about £1.4 million to complete the upgrade of the ETL SEMKO computer equipment and we also plan to upgrade computer equipment in FTS at an expected cost of approximately £1.8 million. Our expenditure on the acquisition of new businesses in 1999, 2000 and 2001 was £8.5 million, £2.0 million and £0.1 million, respectively. The acquisitions were mainly in our Caleb Brett and ETL SEMKO divisions and acquisitions were made principally to extend our geographical coverage and enhance our market position and strategic strengths.

Business overview

We are a leading international testing, inspection and certification organisation who assess the products and commodities bought or sold by our customers against a wide range of safety, regulatory, quality and performance standards. Our customers include retailers, distributors, manufacturers, traders, industrial bodies, oil and chemical companies and governments. The products and commodities tested, inspected and certified include textiles, toys and other consumer goods, electrical and electronic goods, building and heating, ventilation and air conditioning products, crude oil, petroleum products, chemicals and agricultural produce. We test products against safety standards decreed by governmental or regulatory bodies or recognised standards authorities for such items as toys and electrical goods and also against quality and performance standards that are established by recognised standards bodies or customers themselves.

We carry out testing, inspection and certification services around the world near the points of manufacture, design and other forms of sourcing. We have a broad range of accreditations, approvals and certifications to assist customers in qualifying their products and commodities for sale in all the principal markets of the world.

We also review and certify the systems of customers in conformity with their requirements and the requirements of regulators.

We operate in a large number of different market segments and our business is organised into the following four operating divisions, each involved in the testing, inspection and certification of particular goods or commodities.

Caleb Brett is a leading international provider of testing and inspection services in connection with petroleum and chemical products and provides independent verification and internationally recognised certification of the quantity and quality of these products. Caleb Brett carries out a similar service with regard to agricultural produce. Caleb Brett has increasingly positioned itself to carry out the internal testing and analytical work of oil and chemical companies which has in some cases resulted in oil and chemical companies outsourcing this work to Caleb Brett through long term contracts.

ETL SEMKO primarily tests electrical and electronic products, telecommunications equipment, heating, ventilation and air conditioning (‘‘HVAC’’) equipment and building products against standards relating to safety and performance and provides recognised safety certificates and other industry specific approvals to manufacturers of those products.

Labtest is a leading international provider of testing and inspection services for a range of consumer goods including textiles, footwear, toys and hardlines (e.g. ceramics, bicycles, cosmetic products, sporting goods, juvenile products, furniture and fireworks). Labtest’s main customers are retailers, distributors and manufacturers, for whom it performs testing against applicable safety, regulatory, quality and performance standards. Labtest also provides inspection services at manufacturers’ plants to confirm that goods meet buyers’ specifications before being shipped. In addition, Labtest carries out System Certification Services (‘‘SCS’’) work which includes auditing the social conditions and safety of workers in factories and certifying management systems to standards such as ISO 9000 (quality management) and ISO 14000 (environmental management). Another service provided is Risk Analysis and Management (‘‘RAM’’) which assists a range of companies in minimising the safety risks associated with products such as toys, gift items, and children’s clothing.

Foreign Trade Standards (‘‘FTS’’) provides independent pre-shipment inspection services to governments of less developed countries to assist them in the enforcement of customs duties and/or to verify that imports of specified products meet safety and other national standards of a client country. FTS inspects and, where appropriate, tests products and commodities in the country of export before they are shipped. FTS also provides customs modernisation services.

We operate in a decentralised manner with a high degree of responsibility for operations and strategy being devolved to divisional management. Our customer base is diverse and varies by division, with the majority of our work being carried out on a "job by job" basis, except in FTS, where over 90 per cent. of revenues are derived from term contracts. We currently employ over 10,300 people and operate an extensive global network of 504 inspection offices and 254 testing laboratories in 99 countries.

Revenue growth

The following is a summary of revenues by division.

Revenues by division	1999	2000	2001

	£m	£m	£m

Caleb Brett	137.2	157.5	176.0
ETL SEMKO	88.2	99.5	109.0
Labtest	78.3	94.0	108.5
Foreign Trade Standards	47.5	47.4	57.9

Continuing operations	351.2	398.4	451.4
Discontinued operations	11.3	0.7	—

Total	362.5	399.1	451.4

Revenues were attributable to subsidiaries operating in the following geographic areas.

Revenues by geographic area	1999	2000	2001

	£m	£m	£m

Americas	143.3	163.5	177.8
Europe, Africa and Middle East	117.7	120.4	136.4
Asia and Far East	90.2	114.5	137.2

Continuing operations	351.2	398.4	451.4
Discontinued operations	11.3	0.7	—

Total	362.5	399.1	451.4

In 2001, approximately 39 per cent of revenues are generated in the Americas, 30 per cent in Europe, Africa and the Middle East and 31 per cent in Asia and the Far East. The operating income in 2001 was split 20 per cent from the Americas, 17 per cent from Europe, Africa and the Middle East and 63 per cent from Asia and the Far East. This reflects the lower cost base in Asia and the Far East which results in higher operating margins.

A detailed discussion of our results is given in the Operating and Financial Review and Prospects in Item 5 of this Annual Report. An overview of each operating division is given below.

The divisions

Caleb Brett

Business overview and growth prospects

Caleb Brett was founded in 1885 and is a leading international provider of testing and inspection of crude oil, petroleum and chemical products. We believe that Caleb Brett has strong name recognition coupled with an international reputation for reliability and confidentiality. Caleb Brett provides independent and internationally recognised certification of the quality and quantity of cargoes of crude oil, petroleum products, chemicals and agricultural produce and carries out a wide range of testing work for oil and chemical companies on an outsourced basis.

Petroleum and chemical companies and traders require independent testing services to verify the quality and quantity of petroleum and chemical cargoes at loading and discharge. We believe that this market has benefited from increasingly rigorous environmental regulations in North America and Europe, which require a greater amount of testing, and the increasing trend for refining and chemical plants to move from Europe and the United States to oil producing countries which leads to higher value petroleum products and chemicals being shipped instead of crude oil. This in turn results in an increased need for testing and inspection services.

The main opportunity for growth within Caleb Brett is that multinational oil companies, traders and chemical companies are increasingly outsourcing their testing activities to companies such as Caleb Brett. Caleb Brett's activities in petroleum and chemical testing and inspection are divided into three sub-divisions: Inspection, Inspection-related Testing and Outsourcing (formerly Free Standing Testing).

Inspection involves inspecting and sampling petroleum and chemical cargoes on loading and discharge to verify the quantity and quality of the cargo. Caleb Brett's certificates are relied upon by buyers and sellers of these cargoes as a basis for the financial transaction between them. Caleb Brett has a worldwide network of offices and laboratories in ports dealing with petroleum and chemical cargoes. Accurate and efficient inspection is very important for customers as it reduces time in port and thus maximises the efficient use of tankers.

Inspection-related testing is laboratory testing of samples of petroleum and chemical cargoes taken to assess and certify their composition, and whether they comply with specifications demanded by customers (e.g. viscosity in oil and water testing) or by legislation.

Outsourcing (formerly Free Standing Testing) involves the provision by Caleb Brett of testing and analytical services to supplement or replace the customer’s own activities. This may involve analysing and testing crude oil, petroleum products and chemicals for oil companies, traders and chemical companies. We believe that outsourcing testing provides oil and chemical companies with a value-added service at a lower cost than they can provide in-house.

Caleb Brett also performs agricultural inspection and testing and marine surveying. Agricultural inspection and testing is the physical sampling, quantification, inspection and testing of commodities, such as cereals, vegetable oils and cotton for organisations trading them and for government bodies. Marine surveying is the evaluation of cargo damage, primarily for insurance purposes. We expect Caleb Brett will reduce its focus on marine surveying, which currently offers low margins and is a small business for the Group, and increase its focus on services related to agricultural products.

Divisional strategy

We anticipate low growth in the market for conventional inspection-related testing in Europe and the United States. This has been offset by the expansion of the petroleum industry in the Former Soviet Union countries and the opening of the Chinese market. We intend to maintain and expand Caleb Brett's conventional business by extending its network of inspection offices and laboratories where there are growth opportunities and by continuing to add value to its services by responding to its customer needs.

Caleb Brett is developing innovative information technology platforms which add value for the customer, such as Caleb Brett's new internet ordering and reporting system called "MyCaleb-Brett.com" which went online in 2000. MyCaleb-Brett.com interfaces with customers' existing technology platforms, so that customers are able to view order information in a format that interacts seamlessly with their own internal systems. MyCaleb-Brett.com's system-to-system paperless order management capabilities are expected to help increase efficiency and reduce costs for Caleb Brett as well as its customers.

Together with Air Products and Chemicals Inc., The Dow Chemical Company and Thermo Lab systems, a thermo electron business, Caleb Brett recently made a founding investment in Neolytica Inc., a web-enabled, single point of contact for outsourcing and contracting analytical testing services. Neolytica was formed to address the growing demand for cost reduction through outsourcing analytical testing and laboratory information management. The operational launch for Neolytica is planned for the first half of 2002.

We believe that outsourcing contracts will be a key area of growth in Caleb Brett for the testing of crude oil, petroleum products and chemicals. We believe that outsourcing testing and analysis is an efficient business model for oil and chemical companies as well as many product manufacturers. Caleb Brett performs outsourced work in its existing laboratories or, as it has done with BP in the United Kingdom, by setting up a new facility near to the customer. Caleb Brett is marketing the benefits of outsourcing to customers by promoting the service and cost benefits of outsourcing, using as an example the small amount of work they currently outsource, as well as the larger outsourcing contracts Caleb Brett carries out in the oil and chemical industry.

Operations

All of Caleb Brett's offices are staffed by employees capable of performing relevant inspection, sampling and testing operations. Field inspectors attend the ship during loading or discharge, sample the cargo and measure the cargo quantity. Caleb Brett also employs sophisticated information systems to allow it to enhance reporting accuracy and reduce operating costs and turn-around times. All of Caleb Brett's testing facilities are either ISO 9000 accredited or operating to that standard pending certification.

Geographic coverage

Caleb Brett operates in 93 countries with 348 offices and 184 laboratories worldwide. Head offices are located in Singapore for Caleb Brett Asia, the United Kingdom for Caleb Brett Europe, Africa and the Middle East, and the United States (Houston, Texas) for Caleb Brett Americas.

Customers

Caleb Brett's customers include oil and chemical companies and traders, with whom Caleb Brett has well established, long-term relationships. Major global customers include Shell, Exxon Mobil and BP. The majority of Caleb Brett's oil company customers purchase services from Caleb Brett on a "job-by-job" basis.

Caleb Brett's top ten customers represent approximately 24 per cent. of revenues in 2001 and its largest customer accounted for 5.5 per cent. of revenues in the same period.

Sales and marketing

We believe that Caleb Brett has been able to increase its market share through its extensive network of inspection and sampling facilities, its well equipped, quality controlled and technically proficient laboratories, its reputation for service and its international co-ordination which leads to close contact with multinational customers.

Marketing is carried out at global, regional and local levels. The internet is becoming an important route to market through "MyCaleb-Brett.com".

Market and competition

We estimate the worldwide market for Caleb Brett’s inspection services to total approximately £600 million. We believe that Caleb Brett holds approximately 25 per cent. of the oil and chemical testing market. Multinational oil companies typically split their inspection and testing work between two or more suppliers to sustain competition. Caleb Brett and the Redwood division of Société Générale de Surveillance are regarded as market leaders in this industry, each with approximately 25 per cent. of the market in 2001. Other global competitors include Inspectorate and Saybolt, which each hold approximately 15 per cent. of the market. We believe that competition will continue to be relatively stable as a result of the high start-up and fixed costs involved in maintaining a global network, as well as the importance of brand name recognition in work involving counterparties.

Caleb Brett holds less than 5 per cent. of the overall "agri" market. It has focused on developing its presence in the vegetable oils segment of that market and has become the market leader with approximately 50 per cent. of the agri-liquid testing market. Caleb Brett has taken steps that it believes will build market share in the rest of the agri market by making a small acquisition and recruiting sales people with existing contacts.

Management and employees

Caleb Brett is managed as three regional business steams. In 2001, Caleb Brett had a total of 4,901 employees worldwide with 1,785 in Europe, Africa and the Middle East, 1,611 in the Americas and 1,505 in Asia. As part of a restructuring of Caleb Brett's operations in the Americas in 2001, Caleb Brett reduced its headcount by 127 employees. These redundancies were made selectively, and primarily involved employees involved in positions requiring less advanced technical skills. Fewer than 15 per cent. of Caleb Brett's employees are members of various unions around the world, with the majority being in continental Europe, Korea and Singapore.

ETL SEMKO

Business overview and growth prospects

ETL SEMKO primarily tests electrical and electronic products, telecommunications equipment, heating, ventilation and air conditioning (“HVAC”) equipment and building products against standards relating to safety and performance, and then issues safety labels and performance certificates to manufacturers of those products.

The ETL brand name is long established in the United States and Canada and can trace its origins back to 1896 from Thomas Edison’s Electrical Testing Laboratories. SEMKO is the name of the former state owned certification body in Sweden that was acquired by the Group's former owner in 1994. Prior to January 1999 the ETL SEMKO division was known as Conformity Assessment and prior to January 1998 this business was part of the Group's Quality Systems division.

The rate of electrical and electronic product development has increased consistently over the past ten years. This has led to a commensurate increase in the demand for testing because each new product must be tested against safety standards.

Manufacturing has also increasingly migrated from Europe and North America to developing countries in Asia, especially China, and elsewhere. We are well positioned to take advantage of this migration of business due to our extensive Asian network of testing and inspection capabilities. In addition, manufacturers are increasingly becoming global, exporting products to many markets, forcing them to comply with a wide range of different regulations and having to test products to new standards. Further, the demand for testing is increasing in developed countries as they become more focussed on safety standards and regulations.

The other key driver of growth relates to increasing demand from retailers for performance testing of domestic appliances so that they can compare the products of different manufacturers, especially when they are sourcing own brand domestic appliances from Asia. Performance testing data is also used to verify data used in advertisements. This brings ETL SEMKO into another growth area because in the United States, retailers have historically tended to opt for domestic appliances to be safety labelled by Underwriters Laboratories ("UL"), a non-profit organisation in the United States, which both writes standards and provides testing, inspection and certification services. From a legal and regulatory standpoint the ETL label is similar to that of UL, and ETL SEMKO is using its increasing contact with retailers to persuade them that the domestic appliances they sell can also use the ETL mark.

European legislation requires certain products to have a CE mark, which is a declaration that the manufacturer of the product has complied with all relevant European standards and Directives pertaining to the product. Despite the national mandatory marking schemes in member countries being replaced by the self-declaration CE marking scheme, which has lead to a gradual decline in "S" mark certifications over the past three years, demand for the existing established national marks, including ETL SEMKO’s “S” mark remains strong. This is principally because these national marks may only be issued by laboratories duly accredited by governments, and retailers buying electrical goods and industrial users of electrical goods want safety marks on the products which are controlled by a government and which are independent of the manufacturer.

ETL SEMKO's activities are divided into the following four sub-divisions:

Safety testing and certification of electrical and electronic products. This involves the testing of products in ETL SEMKO laboratories against internationally recognised safety, electro-magnetic capability (“EMC”), or telecom-specific standards. The laboratories are, in most cases, accredited or recognised by national government bodies, for example, UKAS (UK Accreditation Service) in the United Kingdom and OSHA (Occupational Safety and Health Administration) in the United States. The test results demonstrate conformity with the standards and are used as the basis for a certificate to be issued to the manufacturer, which in turn means that the manufacturer may apply a "mark" to the product to demonstrate that the product meets the appropriate safety standards. In some cases certificates or marks are "owned" by and are unique to ETL SEMKO, for example, the "ETL" mark in the United States and the "SEMKO" mark in Europe. In other cases ETL SEMKO may be one of a number of organisations authorised to act as an agent in issuing the certificate or mark on behalf of another body such as the "GS" mark on behalf of the German government. In still other cases, ETL SEMKO will work closely with a third party certification body, which will issue a certificate on the basis of the ETL SEMKO test results, for example, BEAB (British Electro Technical Approvals Board) in the United Kingdom. Certification schemes may be mandatory or voluntary depending on product type and geography. These activities are conducted worldwide.

Performance testing of heating, ventilating and air conditioning (“HVAC”) equipment and domestic appliances. These services include performance verification (energy, capacity, acoustics reliability, power, durability), comparison evaluation (testing multiple suppliers' products against international, national or proprietary specifications) and performance verification and certification (certification programmes sponsored by industry associations or manufacturers). In addition to the HVAC/Appliance sector, similar services are provided to manufacturers, distributors and users of the following: industrial machinery, industrial control equipment and components, personal protective equipment, lighting, power systems and equipment for use in explosive atmospheres. Major third party testing programmes are operated for the following: Air Conditioning and Refrigeration Institute (ARI), Association of Home Appliance Manufacturers (AHAM), Gas Appliance Manufacturers Association (GAMA), Pool Heat Pump Manufacturers Association (PHPMA), Safety Equipment Institute (SEI), US Department of Transportation (DOT) and the U.S. Federal Aviation Administration (FAA). These activities are mainly conducted in the United States (Cortland, New York and Columbus, Ohio).

Testing and certification of building products and materials. The services provided include testing for fire resistance, structural, mechanical, physical, and accelerated ageing of materials as well as electrical and gas testing. The main products that ETL SEMKO tests are firedoors, which accounted for 80 per cent. of revenues in the building products and materials sector in 2001. Other market segments include hardware, hearth products, glazing, plumbing, roofing, manufactured wood, fenestration, gypsum board and insulation materials. ETL SEMKO owns the "Warnock Hersey" certification mark in North America, which is used to demonstrate product compliance to standards referenced in building codes.

Risk assessment and regulatory compliance testing and certification of semiconductor manufacturing equipment. Under the brand Global Semiconductor Safety Services , ETL SEMKO provides comprehensive third-party equipment evaluations to semiconductor industry standards as well as product safety testing in order to comply with regulatory requirements in the United States and Europe. Based in California, these activities are conducted throughout the United States, Europe and Asia.

Divisional strategy

ETL SEMKO's objective is to increase its market share while increasing its operating margin. It aims to achieve this by continuing to promote and provide manufacturers with local testing to give global market access by testing against the standards of the broadest possible range of countries, at the same time helping customers to reduce the time it takes customers to bring their products to market. In particular, ETL SEMKO intends to continue to expand its presence in Asia, especially in China.

Over 95 per cent. of the revenue in ETL SEMKO in 2001 was generated from equipment manufacturers or (in the United States) equipment manufacturers' trade associations and over 90 per cent was generated from safety testing activities. We believe that additional opportunities for growth arise in domestic appliance performance and safety testing. We are pursuing a strategy of focussing on increasing the inspection work we undertake for retailers in Labtest and the performance testing we do for them in ETL SEMKO, which in turn helps to promote to retailers the use of the ETL safety mark in North America and the European safety marks ETL SEMKO owns or has access to in Europe. We are seeking to promote acceptance by US retailers of our ETL mark as an alternative to the UL mark. If successful, this will lead to much greater market share in the North American domestic appliance market.

We expect that outsourcing contracts will continue to be a growth area. ETL SEMKO has outsourcing partnerships with ABB, Electrolux and Ericsson. ETL SEMKO's relationship with Electrolux was further enhanced in March, 2000, when it acquired the assets of a small laboratory in Italy from Electrolux. This laboratory carries out electromagnetic compatibility testing for Electrolux and others, providing ETL SEMKO with a facility in the fast growing Italian market.

In addition to the above initiatives, we intend to continue to broaden ETL SEMKO's geographical spread by making “in-fill” acquisitions, particularly in regions we feel there are growth opportunities. ETL SEMKO can add value to these acquisitions by making available to them our safety labels and other accreditations and approvals.

As well as pursuing this acquisition strategy, ETL SEMKO's objective is to continue to develop its sales organisation and skills to win more business. In particular, ETL SEMKO is focusing on European manufacturers exporting industrial products to the United States who currently apply the UL label where it sees a particular demand for its services.

As less developed countries and the countries of the Former Soviet Union become more focussed on safety standards, we expect opportunities to arise to enter into co-operative arrangements with the standards bodies of those countries with a view to testing and certifying products to their standards. The test results would be used by the client country to issue safety compliance certificates. We entered into such arrangements with the governments of Saudi Arabia in 1995 and Argentina in 1997 and with the governments of Korea, Russia and Uzbekistan in 2001. Such arrangements position ITS strongly for manufacturers wanting to gain access to these emerging markets.

Operations

ETL SEMKO has the experience and facilities to test and certify an extensive range of products for a wide range of performance and safety standards such as the electromagnetic emission of telecommunications, computers and other electronic equipment, the energy efficiency of HVAC equipment, thermal and acoustic insulation properties of fire doors, glass and other building products and the safety performance of sporting goods. ETL SEMKO uses a wide range of laboratory equipment and specialist test engineers for this testing and certification work.

Geographic coverage

ETL SEMKO operates in 13 countries and has 32 offices and 35 laboratories worldwide. Head offices are located in Sweden for Europe, Hong Kong for Asia, and the United States (Cortland, New York) for the Americas.

Customers

ETL SEMKO's customers are diverse and vary by geographic location. They include manufacturers, retailers and industry organisations. ETL SEMKO's top ten customers represented about 9 per cent. of its revenues in 2001 and the largest customer accounted for 2.2 per cent. of such revenues in the same period. Long-standing relationships with various industry organisations include the Air Conditioning and Refrigeration Institute in the United States, which has been a customer since 1956.

Sales and marketing

With its global network of testing centres and internationally co-ordinated local sales resources, ETL SEMKO is benefiting from the migration of manufacturing centres from North America and Europe to Asia and other parts of the developing world. For example, telephones manufactured in China for export to the United States are primarily tested in China to comply with the U.S. Federal Communications Commission standards. ETL SEMKO’s sales force would, in this example, communicate with the retailer in the United States and the retailer’s buying office and the manufacturer in Asia.

New business is obtained through a variety of means, including direct mailing, advertisements, tele-sales, seminars, trade shows, trade associations, customer visits by sales representatives and referrals. In Europe, ETL SEMKO's customers tend to be larger, quality-conscious retailers and distributors with a wide range of testing requirements. New business is often obtained by the engineers, who are the primary point of contact with customers, sometimes offering new services to existing customers. In North America, ETL SEMKO has a national marketing team under the control of the North American head office. Each member of this team is responsible for the marketing of a defined range of services, for example, telecommunications or building products or electrical products, etc. In Asia, marketing is mainly carried out by marketing and sales executives.

Market and competition

The market for ETL SEMKO varies by geographical area and product type. For example we estimate that the United States market for safety testing is approximately £600 million and we estimate that ETL SEMKO's share is approximately 10 per cent. In Europe, we estimate the market to be approximately £300 million with ETL SEMKO's share estimated to be approximately 8 per cent. In Asia, we estimate the market to be approximately £250 million with ETL SEMKO's share estimated to be approximately 10 per cent. We estimate the market for performance testing in the United States to be approximately £40 million and we estimate ETL SEMKO's share to be approximately 25 per cent. We estimate the market in the United States for building products to be approximately £70 million and ETL SEMKO's share is estimated to be approximately 20 per cent. In total, we estimate that ETL SEMKO has about 8 per cent. of the global market.

We believe that ETL SEMKO has no direct competitor with a similar market profile. Underwriters Laboratories, which is primarily engaged in safety mark testing, has the major share of the market in the United States, especially in domestic appliances, but only a small presence outside the United States. The German Technischer Uberwachungs are non-profit organisations which have the major market share in Germany with operations in the United States and Asia . Both Société Générale de Surveillance and Bureau Veritas are competitors to ETL SEMKO.

Management and employees

In 2001, ETL SEMKO had a total of 1,740 employees, with 451 in Europe, Africa and the Middle East, 482 in Asia and 807 in the Americas. As part of a restructuring of ETL SEMKO's business in the United States in 2001, which was implemented with a view to reducing costs and centralising the management of this business, three safety testing facilities were closed in the United States and the work force in the United States was reduced by six per cent. (52 employees).

Apart from Sweden, where approximately 75 per cent. of the workforce are members of the SIF trade union, and a small number of technical and clerical staff in Vancouver, Canada, there are no trade unions certified in ETL SEMKO.

Labtest

Business overview and growth prospects

Labtest is a leading international provider of testing and inspection services for textiles, toys, footwear and other consumer products. The Labtest brand name has been established since 1973.

The Labtest division tests and inspects products against applicable safety, regulatory, quality and performance standards which are either set by regulatory bodies such as standards bodies or are specified by retailers or distributors. Manufacturers and traders operating in less developed countries routinely seek such testing and inspection of consumer goods to assist them in selling their products to developed markets, such as North America and Europe.

Labtest provides a wide range of testing services near the points of manufacture and retailers' buying offices. Labtest is able to provide testing services against appropriate standards to allow goods to be sold in all major markets in the world, as it has the accreditations required by standards bodies needed to meet the requirements of the different retailers and distribution customers worldwide.

Demand for testing and inspection is driven by a number of factors. European and North American retailers and importers are increasingly sourcing products from less developed countries, especially China and other parts of Asia, and the countries of the Mediterranean rim. This increase in overseas sourcing in turn increases the need for testing and inspection in order that products sourced abroad are compliant with a retailer's home market and meet the retailer's standards. There is also a growing demand for testing and inspection as customers continue to become more quality conscious and retailers and manufacturers wish to improve or protect their reputations and reduce returns of sub-standard products to manufacturers. It is often these Western retailers or importers, therefore, who make or influence the decision as to which testing company is used. Shorter product life cycles, new fabrics, a greater number of designs and more "own brand" merchandise also increase the need for Labtest services.

Safety standards drive the demand for toy testing and to a smaller degree, textiles and hardline testing. The European Union in particular has established a number of new standards and is expected to continue to do so. New standards in the last two years include safety standards on textile dyes in Germany and other European countries and safety standards relating to child carriers, bedding items and children’s wear. In the next two years, the textile dye standard is expected to be adopted by more countries and standards on child carriers, candles and other hardlines are anticipated.

Labtest divides its activities into the following sub-divisions for management purposes: Textile Testing, Toy and Hardline Testing, Inspection of Consumer Products, Systems Certification Services (formerly Quality Management Systems and Code of Conduct) and Risk Analysis and Management.

Textile testing is carried out to provide retailers and importers with confidence that they are buying merchandise that meets their requirements with respect to fibre composition, colour fastness, shrinkage, sizing, flammability and other standards, and it also helps manufacturers to meet these standards. Labtest has established a reputation for high quality and knowledgeable testing and we believe that it has the largest and most comprehensive network of textile testing laboratories located near retailer buying offices and manufacturers' factories.

Toy testing is carried out during both the design and manufacturing process to evaluate toys against the mandatory safety standards of the countries in which they will be sold. Tests carried out include testing for sharp edges, choking hazards, toxicity of paint, flammability and electrical safety. We believe Labtest has the largest network of toy testing laboratories located near design centres and manufacturers and has the certifications and approvals needed for testing toys to meet relevant safety standards in all the major markets in the world. Hardline testing is carried out on various products, such as ceramics, bicycles, cosmetic products, sporting goods, juvenile products, furniture, fireworks and other products against retailers' performance standards and, where applicable, mandatory safety standards.

Inspection of consumer products involves the inspection of a wide range of consumer goods carried out at manufacturers' plants in order to confirm that the goods meet the buyers' specifications during manufacturing and when they are shipped. The goods are statistically inspected to check such matters as sizing, quantities, colours, packing and labelling. Labtest has built a network of inspectors in China and other Asian and developing countries, around the Mediterranean rim and in Latin America who are located close to the manufacturers and who have the skills necessary to carry out this inspection work.

Systems certification services involves the certification of a customer’s processes and systems to external standards such as ISO 9000 and ISO 14000 or to customers' own standards. Certification involves Labtest checking that a company has properly defined and documented its business processes and standards of service. Companies receiving certifications are subject to regular audits over time as a condition of continuing certification. In Europe, this activity is performed through our associate companies, Dekra-ITS in Germany and SEMKO-Dekra in Sweden, in each of which we have a 49 per cent. holding. In Asia and North America this activity is carried out within the Labtest division. Its development has resulted from consumers and pressure groups being increasingly concerned about the social conditions and safety of workers in factories.

Risk analysis and management (“RAM”) works with its customers to reduce the risk of accidents caused by products, particularly toys. RAM has built an extensive database of accidents caused by different consumer products and it uses this to provide consultancy and training services to customers so that products are designed and manufactured to be safe. To date, the main customer has been McDonalds and its suppliers of promotional items such as toys. The customer base is growing, however, and the range of products tested is extending, for example, to children’s clothing.

Code of conduct inspection involves audits of the social and safety conditions of workers in developing countries. Code of conduct audit work usually involves factory inspections, document review and employee interviews. Retailers usually commission the audits and Labtest works closely with both manufacturers and retailers to reach solutions to problems that have been identified. The main focus of these audits is the review of the use of child labour, involuntary labour, coercion, and harassment, health and safety, working hours, compensation and environmental protection.

Labtest’s other services include Valuation and Monitoring and Equipment Services work. Valuation and Monitoring is undertaken in France for industries operating under ultra-clean or sterile manufacturing conditions. Equipment Services work involves the purchase and resale of specialist testing equipment, primarily in Hong Kong and China.

Divisional strategy

Labtest aims to exploit the continuing strong growth in its market whilst maintaining its operating margins. We expect the market for Labtest to continue to grow as a result of increasing sourcing of products from Asia and less developed countries, particularly China. Labtest intends to continue to build its network of laboratories, grow its inspection network to expand its global coverage and adapt its laboratory presence and service range to meet customer needs. Local management is being recruited and developed to build the operations.

Labtest also aims to continue building its relationship with retailers, especially in North America and Europe. The management and sales resources in these areas are constantly being strengthened and developed. The relationship with manufacturers and retailers’ local buying offices of consumer products is important both for the testing and inspection they demand and for the pressure they can place on manufacturers’ and retailers’ headquarters for Labtest to be appointed. Labtest is well positioned to sell to these manufacturers and buying offices as it has strong local management and sales resources in Asia and other developing countries.

We expect Systems Certification Services to be an area of strong growth and we are in the process of consolidating this activity within the Group within Labtest. The North American and European Systems Certification Services activities, which currently form part of ETL SEMKO are being transfered to Labtest so that the business will be developed and grown on a global basis, with most of the growth expected to come from Asia.

Operations

Labtest testing facilities are usually located near the point of manufacture of a product or the buying office and range from its Hong Kong laboratory, one of the largest textile testing laboratory in the world, to small start-up operations in new territories such as Bangladesh. Labtest employs highly qualified technicians and managers in a number of specialist fields such as textile analysis and toy testing.

Geographic coverage

Labtest operates in 28 countries and has 35 laboratories and 73 offices worldwide. The head office is located in Hong Kong.

Customers

Labtest's customers are retailers, based mainly in North America and Europe but often with buying offices in Asia, and manufacturers, mainly in Asia. Labtest's top 10 global customers represented approximately 22 per cent. of its revenues in 2001 and the largest customer, McDonalds accounted for 7.7 per cent. of its revenues in the same period. Excluding RAM, the top 10 customers accounted for less than 18 per cent. of revenues in 2001

Sales and marketing

Labtest's marketing efforts focus on the major retailers and distributors of North America and Europe. Labtest assigns an account manager to most of these major retailers and distributors, who is responsible for marketing to that client and providing a full range of services. The account manager is likely to be a specialist in one of the Labtest activities, for example, textiles or inspection, and will draw upon the support of other specialists within the division, as and when appropriate, to service the client.

Market and competition

We believe that Labtest has approximately 40 per cent. of the textile testing market, approximately 20 per cent. of the toy and hardline testing market and approximately 20 per cent. of the inspection market. Société Générale de Surveillance and the Bureau Veritas group , through ACTS Testing Laboratories and Merchandise Testing Laboratories compete with Labtest in textile, toy and hardline testing and inspection.

Management and employees

In 2001, Labtest had a total of 2,872 employees, with 2,345 in Asia, 371 in Europe, and 156 in the Americas.

Foreign Trade Standards

Business overview and growth prospects

FTS inspects and tests in the country of export, shipments to less developed countries to certify these shipments. This inspection is undertaken mainly for import duty purposes and/or to establish whether the goods being imported meet the safety and other national standards of the importing country. In providing these services, FTS inspects, tests and reviews at the point of shipment the quantity, quality and price of goods to check that import duties are correctly calculated and that such goods comply with the laws, standards and relevant customs regulations in the importing country. This pre-shipment inspection work is contracted directly with the governments and standards organisations of less developed countries. This division also provides customs training services to customs departments.

Less developed countries employ pre-shipment inspection providers primarily to maximise their import duty revenues because many of them have inefficient and untrained customs departments which fail through poor performance to levy the import duties that are due. Organisations such as international financial institutions and major donor organisations regard the modernisation of customs as the most effective long term method of improving import duty collection.This has resulted in a limited increase in demand for customs modernisation services but currently there is little or no alternative to pre-shipment inspection services if import duties are to be properly collected. There has also been increasing concern in the Middle East about goods not meeting appropriate safety standards and there is a move towards mandatory third party assessment under the control of national standards bodies. We believe this will lead to an increasing number of countries in the Middle East adopting standards programmes.

Importers in less developed countries also use pre-shipment inspection certificates as part of the documentation exporters need to draw down on letters of credit which provides the importer with a degree of protection against exporters delivering goods which do not meet the importers specifications. Pre-shipment inspection also assists less developed countries by preventing low quality goods from being imported into their country.

Pre-shipment inspection contracts fall into one of three categories:

•	Single Contracts – A single pre-shipment inspection organisation is selected by a government to inspect all inbound trade shipments.

•	Shared Contracts – Two or three pre-shipment inspection organisations are selected by a government to inspect inbound trade shipments and have responsibility of execution divided between them according to the location of the exporter. For example, one inspection organisation may cover imports from the Americas, a second imports from Europe and Africa and a third, imports from Asia.
•	Competitive Contracts – A number of pre-shipment inspection organisations are authorised by a government to inspect inbound trade shipments. Importers or exporters then decide which pre-shipment inspection organisation inspects and certifies their shipment as required. Competitive contracts are common in South America.

In addition to pre-shipment inspection work, FTS provides a range of inspection and expediting activities to commercial organisations, usually focused on larger engineering plants and projects. The service covers review of specifications sent to suppliers and technical inspection activities, including the witnessing of tests on finished products and materials.

Divisional strategy

FTS intends to focus on increasing its share of the global pre-shipment inspection market whilst maintaining both a satisfactory operating margin and a rigorous compliance programme. Increasingly, governments with existing single pre-shipment inspection contracts and governments setting up new pre-shipment inspection programmes are demanding shared or competitive contracts. We believe that this trend has eroded the dominance of Société Générale de Surveillance in the pre-shipment inspection market and allowed other inspection companies, including FTS, to gain market share.

FTS is reducing operating costs and improving its service by developing a web-based computer system that allows importers and exporters to enter their own information and which will allow electronic certification. FTS is also developing an on-line enquiry system that will allow clients to query an on-line database and determine the status of their files.

FTS is important to ITS not only because of its own revenues and income, but also because of the cross-selling benefits to the Group. For example, pre-shipment inspection contacts that are primarily used to help governments collect import duty, also create additional work for Caleb Brett, which inspects commodity shipments in the country of export. Caleb Brett undertakes approximately 50,000 inspections per year for FTS. Also FTS is continuing to develop pre-shipment inspection contracts which are primarily carried out for government standards programmes such as the Saudi Arabian Standards Organisation programme. This programme utilises the testing services of ETL SEMKO. This should assist ETL SEMKO in expanding its customer base as exporters seeking safety certification for Saudi Arabia will use ETL SEMKO for other testing and certification work. FTS is developing information technology systems and training personnel in customs reform services.

Operations

Inspection requirements typically involve verification of shipment quantity, quality, product specification and value. The requirement for inspection work is normally first notified in the country of import. FTS logs the job in its worldwide information system and notifies one of its regional offices around the world located near the exporter. FTS' information system automatically generates notification to the exporter, informing it of the requirements for inspection and where appropriate, testing. After the receipt of information from the exporter as to when and where the goods to be shipped may be inspected, FTS will despatch an inspector to the appropriate location. As well as its own full time inspectors, FTS uses the services of sub-contractors around the world who operate on a pay-per-job basis, minimising the fixed cost of FTS' worldwide inspection capability.

The FTS office in the exporter's region will check the invoice for consistency with the inspection result. For import duty control purposes, FTS will also check the valuation on the invoice and for standards purposes, FTS will also check that a test report shows the appropriate standard has been met. At this point the FTS information system produces customs and other certificates for official use in the country of import. FTS has a web-based valuation database which is continually updated, giving FTS valuation experts access to up to date valuation information globally.

Geographic coverage

FTS operates in 87 countries, with 50 offices worldwide and its head office is located in the United Kingdom.

Customers

FTS' customers include the Saudi Arabian Standards Organisation (“SASO”) and the governments of Bangladesh, Ecuador, Iran, Kenya, Mexico, Mozambique, Nigeria and Uzbekistan. The contracts with the government of Nigeria and SASO account for a substantial portion of FTS’ business. The contract with SASO is only concerned with shipments complying with Saudi Arabian standards whereas the other contracts are mainly focussed on the accurate collection of import duty. In any given year, approximately 50 per cent. of FTS' contracts (by number) are up for renewal.

Some of FTS' customer contracts may be cancelled at short notice. For example, in early 1999, the Nigerian government unexpectedly ended its pre-shipment inspection programme and subsequently implemented a new programme later that year. The governments of Argentina, Georgia and Uganda all ended their pre-shipment inspection programmes in 2001. This had a negative effect on FTS' revenues and operating income in 2001. FTS has in the past, and may in the future, experience delays in receiving payment for its services from certain governments. Where this occurs, FTS may seek to obtain payment from the exporter, who is then reimbursed once payment is received from the government concerned. FTS' top ten customers represented about 92 per cent. of its revenues in 2001 and the largest customer accounted for 30 per cent. of its revenues in the same period.

FTS manages the risk of non-renewal of contracts through its dedicated relationship managers for each major contract, contact with key local consultants and with the Chief Executive taking an active role in managing such relationships. The SASO contract is automatically renewed annually unless notice of termination is given by SASO by June 30, each year. We believe that this contract will be renewed in June 2002.

The government of Nigeria has announced that the pre-shipment inspection programme will end in June 2002 although this decision is currently under review. FTS is taking an active part in the review process being undertaken by an independent consultant to present evidence to that the programme has delivered financial benefit to the government. FTS is also submitting additional proposals to a number of Nigerian government agencies which we believe could lead to new business opportunities.

Sales and marketing

FTS' marketing efforts for government contracts are managed by a business development team based in the United Kingdom. Business development efforts require extensive work in the targeted country, including high level lobbying, to encourage the government, usually via the local Ministry of Finance or the government Standards Body, to issue a tender for pre-shipment inspection services. The marketing team also makes regular contact with major international organisations that advise countries on economic policy, such as the World Bank and the International Monetary Fund.

In competitive contracts such as those in Latin America, importers can choose from one of several appointed agents and marketing is needed to shippers and receivers of products and commodities Local sales teams are used to promote FTS' services.

The Group has implemented internal audit systems to facilitate compliance with the applicable requirements of the U.S. Foreign Corrupt Practices Act, the U.S. Office of Foreign Asset Control, the Organisation of Economic Cooperation and Development, and similar laws and regulations affecting its business conduct, and we believe the Group has taken the appropriate steps to achieve compliance with these requirements.

Market and competition

We estimate that the current worldwide market for existing pre-shipment inspection contracts is approximately £300 million. The potential world market is considerably higher as countries such as Pakistan, Malaysia and Indonesia which do not currently operate pre-shipment inspection programmes are expected to adopt them in the future.

Four companies effectively dominate the pre-shipment inspection market. The high cost of entry caused by the requirement to have an extensive worldwide inspection network has prevented newcomers from creating a significant impact. Based on the number of pre-shipment inspection programmes in existence and FTS' knowledge of the main competitors, we believe FTS has approximately 12 per cent. of the pre-shipment inspection market, Société Générale de Surveillance has approximately 49 per cent., Bureau Veritas approximately 21 per cent. and Cotecna approximately 10 per cent.

Management and employees

In 2001, FTS employed a total of 817 employees and used approximately 1,200 subcontractors. There are no trade unions certified in the division.

Central functions

We operate a decentralised structure where the majority of support functions are provided at the level of the individual divisions and are co-ordinated and monitored by the Group head office. The operating divisions have financial, human resources, information technology and compliance personnel who report to their respective divisional directors and liaise closely with the appropriate managers at Group head office.

In addition to providing central support to these specialist areas, our head office is responsible for centralised functions such as group finance, group tax, compliance and the company secretary.

Our head office is in Savile Row, London and consists of 24 personnel. The human resources group and the United States tax manager and his assistant are based in Cortland, New York. There are a total of 7 head office employees based in the United States.

Compliance

We actively seek to respond to changes in the market place and to the needs of our customers. Quality control breaches that were discovered to have taken place in 1997 and before in two of our subsidiaries (see Item 8: Financial Information, Legal proceedings), highlighted the need for controls to be strengthened. Within the past five years the business has also grown significantly and that has resulted in a greater need for internal controls to be standardised throughout the Group and administered by central management.

The creation of the Audit Committee in 1997 led to an increased focus on the implementation and enforcement of comprehensive internal controls. One requirement was to increase the number of internal auditors who undertake financial audits on the legal entities within ITS to reduce financial risk. Another requirement was to create a team of compliance officers to oversee each division.

Prior to November 2000, quality assurance was organised and controlled within each division. Regular audits of facilities and procedures were undertaken to provide assurance that the Group’s laboratories and inspection offices were operating in accordance with international quality standards appropriate to their function. In addition to these internal audits, statutory bodies, accreditation agencies and customers also carried out their own independent audits from time to time. The results of these audits were reported to local and regional management. Financial internal audits were carried out by two centrally controlled internal auditors, supplemented by external audit firms. Reports of findings were reviewed by local and central financial management.

In November 2000, the Group decided to consolidate and centralise the various internal control functions under the leadership of a Vice President of Compliance. The Vice President of Compliance has established a central compliance team which coordinates the quality assurance function, internal financial audit and claims management.

Quality assurance audits are carried out by the divisions and the findings are reported to divisional management and to centrally controlled compliance officers who report to the Vice President of Compliance. Each division has at least one dedicated compliance officer (there are currently 10 in total) and they undertake independent investigations of issues that arise either from quality assurance audits or by other means, such as a complaint received on the employee hotline. Reports of findings are presented to the Audit Committee.

The financial internal audit team was strengthened in 2001 with the appointment of a Head of Internal Audit and an additional auditor based in Asia. Each geographic region now has its own internal auditor and audit coverage is being improved from a three year to an eighteen month cycle. Reports of audit findings are presented to the Audit Committee.

We have recently formed a Risk Management Committee, comprising the Vice President of Compliance, one Non-Executive Director and the two Executive Directors, which will report to the Audit Committee.

We operate a zero tolerance policy in regard to breaches of ethics. This policy was established in Caleb Brett in 1999 and has been instituted throughout ITS. All divisions have been required to be compliant since December

2001. Any breach of our code of ethics will result in disciplinary action, including dismissal, being taken against the employee concerned. An independent telephone hotline has been set up for most divisions so that staff may report anonymously any inaccurate or unethical work practices. The Directors expect the hotline to be fully operational in all divisions shortly.

Issues relating to the Foreign Corrupt Practices Act, Office of Foreign Asset Control, the Environmental Protection Agency, Organisation of Economic Cooperation and Development and other regulations are monitored continually and procedures designed to achieve compliance have been implemented by the Group.

We operate in 99 countries and some of our subsidiaries which are registered outside the United States, perform services for customers who operate in countries which are subject to United States trade sanctions. Our FTS division has a contract to provide pre-shipment inspection services to the government of Iran. Our Caleb Brett division has customers in Iran, Iraq, Libya, Liberia, Sudan, Syria, Cuba, Angola, Sierra Leone, and Yemen. Our ETL SEMKO division has a customer in Iran and our Labtest division provides services to customers based in Myanmar and Syria. In total, in 2001, we earned revenues of approximately £2.7 million from customers located in these countries.

Litigation and claims

One characteristic of our business is that we are regularly involved in a large number of claims and proceedings relating to services we have performed. A number of these claims arise in the context of a dispute between the parties to a commercial transaction in relation to which we have provided testing, inspection or certification services. Often, our role in the transaction will be incidental to the underlying dispute but the claim will be notified to us in order to toll the relevant statute of limitations period in respect of such claim. In addition, because the underlying commercial transaction can be of significant value, the claims notified to the us can allege damages in significant amounts. Historically we have generally been successful in dismissing or settling claims that have been notified to us in connection with our continuing operations for considerably lower amounts than those originally claimed.

We have instituted compliance procedures intended to minimise the possibility of employee misconduct or mistake that could give rise to claims and to ensure that any such misconduct or mistake is detected promptly so that appropriate action may be taken. These include the zero tolerance policy described under "Compliance" above.

In November 2001, we published an internal operating procedure for the reporting of claims, which formalised procedures that were largely already in place. Claims are managed across the Group by our claims manager. Whenever we receive notice of a claim or dispute, the matter is referred to the claims manager’s office which takes control of the conduct of the claim. All claims or incidents of which we are aware that we consider could give rise to a claim, are reported to our insurers so that insurance cover is available wherever possible. A report of active claims is presented to the Audit Committee each time it meets.

In addition to adopting stringent compliance procedures, we have exited certain businesses, such as Environmental Testing, that had historically given rise to substantial claims.

We endeavour to maintain insurance against potential claims, but there can be no assurance that claims brought against us will be covered by insurance, particularly where fraud is alleged, or that such insurance, if available, will be sufficient to fully cover the damages or other expenses which we may be required to pay.

We account for potential liabilities ensuing from claims in accordance with Financial Reporting Standard 12: Provisions, contingent liabilities and contingent assets. We make a provision in our financial statements for claims once an obligating event, such as a court decision or settlement has occurred and when the amount of the liability can be reasonably estimated and when we are reasonably certain that the liability will crystallise. We are not party to any legal proceedings other than ordinary litigation incidental to the conduct of our business and those set out in Item 8: Financial Information, Legal proceedings. We believe that the cost to ITS of an unfavourable outcome arising from any such ordinary litigation is unlikely to have a material adverse effect on our financial position in the twelve months from the date of this Annual Report.

Organisational structure

We are organised under the Companies Act 1985 and, as set forth in our Memorandum and Articles of Association. Intertek Testing Services Limited is the ultimate parent company for the 149 subsidiary companies that conduct our business on a worldwide basis. Our significant operating subsidiaries are detailed below. All these subsidiaries are wholly owned. Intertek Testing Services Hong Kong Limited, Caleb Brett USA Inc and Intertek Testing Services NA Inc each contributed more than 10 per cent. of the total group revenues for 2001. All the other subsidiaries contributed less than 10 per cent. each. Intertek Testing Services Hong Kong Limited contributed more than 10 per cent. of the operating income and the total assets of the Group in 2001. All other subsidiaries contributed less than 10 per cent. each. Revenues from the subsidiaries listed below composed 70 per cent. of group revenues for 2001.

Country	Company	Principal activity

France	Intertek Testing Services France SARL	Labtest / FTS
Canada	ITS Canada Limited	Caleb Brett / ETL SEMKO
Hong Kong	Intertek Testing Services Hong Kong Limited	Labtest / Caleb Brett / ETL SEMKO
Mexico	ITS de Mexico SA De CV	Caleb Brett / Labtest / ETL SEMKO
Singapore	ITS Singapore Pte Ltd	Caleb Brett / Labtest
Sweden	SEMKO AB	ETL SEMKO
Taiwan	Intertek Testing Services Taiwan Limited	Labtest / Caleb Brett / ETL SEMKO
United Kingdom	Intertek Testing Services International Limited	FTS
	ITS Testing Services (UK) Limited	Caleb Brett
United States	Caleb Brett USA Inc	Caleb Brett
	Intertek Testing Services NA Inc.	ETL SEMKO
	RAM Consulting Inc.	Labtest

Property, plant and equipment

At December 31, 2001, we operated from 504 offices and 254 laboratories in 99 countries. The majority of laboratories have approximately 10,000 to 20,000 square feet of space. Most of our properties are leased and approximately 76 per cent. of our leases expire in less than five years. Our principal executive office is located in London, England and occupies 6,960 square feet under a lease expiring in June 2006. The other leased premises have remaining terms generally ranging from 1 to 24 years. Our Labtest operation in Hong Kong currently occupies 180,800 square feet of a building in Kowloon which it rents under various two year leases. Some of these leases expire in October 2002 and the rest in November 2003 and we have no reason to believe that they will not be renewed.

We own a small number of sites that had a total net book value of £7.6 million at December 31, 2001. The ETL SEMKO facility in Stockholm, Sweden occupies 161,400 square feet and accounts for £4.1 million of that total. The Caleb Brett facility in Rotterdam, the Netherlands, which occupies 34,000 square feet and is owned by ITS Caleb Brett Nederland BV, has a net book value of £0.9 million. The ETL SEMKO facility in Cortland, New York, which occupies 150,000 square feet and is owned by Intertek Testing Services NA, Inc., also has a net book value of £0.9 million. We believe that our facilities are suitable for their present and intended purposes and are adequate for our current and expected levels of operations. We are aware of contamination at the following two properties:

Cortland, New York, United States

The facility which we own in Cortland, New York, is a major ETL SEMKO operating location with a significant heating, ventilation and air conditioning testing capacity. Site contamination was discovered in 1991 and clean up efforts were started in 1993. These clean-up operations cost approximately £59,000 in 2001, and we estimate ongoing clean up operation costs of about £30,000 to £70,000 per annum until the site is clean. These costs are charged to operating costs as they are incurred. There is a risk that the regulators may require more expensive remedial work.

Antwerp, Belgium

In April 1998, we decided to move our existing Caleb Brett operations in Antwerp to a newly acquired site following an acquisition in Belgium. After vacating our original site, we became aware of soil contamination under the building. We estimate that clean up operations which commenced in May 2001 will last for about one year and will cost approximately £90,000. Full provision for the estimated clean up costs was made in our financial statements for the year ended December 31, 1999. We sold the property in December 2001 but retain responsibility for the clean up operation.

In connection with our acquisition from Inchcape plc on November 6, 1996, we obtained rights to indemnification from Inchcape plc in certain circumstances for breaches of Inchcape plc’s environmental representations and warranties in the related acquisition agreement. Those rights to recover for breach of warranty are subject to limitations, however, including the necessity that amounts sought from Inchcape plc exceed £250,000, and the requirement that we gave notice to Inchcape plc prior to the fifth anniversary of the closing of the acquisition, depending on the issue involved. We have notified Inchcape plc of the contamination at both of the above sites but we can give no assurance that this or any other material environmental liability will be covered by such indemnification rights.

Intellectual property

We own or have the right to use various patents, copyrights, trademarks, service marks and certification marks in the United States and worldwide. We use our well-known certification marks to signify to consumers that a product bearing such a mark meets various nationally and/or internationally recognised safety standards. ETL SEMKO issues the proprietary "ETL" (U.S.), "cETL" (Canada), "S" (Northern Europe), and "WH" (U.S. and Canada) safety marks, and is accredited to authorise the application of the "GS" mark in Germany and the "NOM" mark in Mexico. We also use other trade names, registered and unregistered, such as "Caleb Brett", "SEMKO", "Intertek", “ITS”, "Labtest" and "Warnock Hersey". We believe that our brand and trade names provide us with significant competitive advantage in marketing our services. Invalidation of several of these marks, through a lawsuit or governmental proceeding, could have a materially adverse effect on our business. In addition, invalidation of a mark with great commercial importance in a particular country could have a materially adverse effect on our business in that country.

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

Item 5:     Operating and Financial Review and Prospects

Introduction

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, and the other financial information included elsewhere in this document. Our consolidated financial statements are prepared in accordance with U.K. GAAP and we discuss in note 30 to the consolidated financial statements the principal differences between U.K. and U.S. GAAP as they relate to us. This discussion contains forward-looking statements based on assumptions about our future business. Our actual results could materially differ from those contained in the forward-looking statements.

Overview

We are a leading international testing, inspection and certification organisation which assesses the products and commodities bought and sold by our customers against a wide range of safety, regulatory, quality and performance standards. We operate in a large number of different market segments and our business is organised into the following four operating divisions, each focussing on the testing, inspection and certification of particular goods or commodities.

Caleb Brett is a leading international provider of testing and inspection services in connection with petroleum and chemical products and provides independent verification and internationally recognised certification of the quantity and quality of these products.

ETL SEMKO primarily tests electrical and electronic products, telecommunications equipment, heating, ventilation and air conditioning equipment and building products against standards relating to safety and performance, and provides recognised safety certificates and other industry specific approvals to manufacturers of those products.

Labtest is a leading international provider of testing and inspection services for a range of consumer goods including textiles, footwear, toys and hardlines (e.g., ceramics, bicycles, cosmetic products, sporting goods, juvenile products, furniture and fireworks).

Foreign Trade Standards ("FTS") provides independent pre-shipment inspection services to the governments of less developed countries to assist them in the enforcement of customs duties and/or to verify that imports of specified products meet safety and other national standards of a client country.

Our customer base is diverse and varies by division. It includes retailers, distributors, manufacturers, petroleum companies, traders and governments. In 2001, our largest customer accounted for 3.9 per cent. of total Group revenues and the top 10 customers accounted for about 18 per cent. of revenues for the same period. The majority of work is carried out on a "job-by-job" basis except in FTS where over 90 per cent. of revenues are derived from term contracts. We currently employ over 10,300 people and operate an extensive global network of 504 inspection offices and 254 testing laboratories in 99 countries.

We analyse our results of operations both by division and on a geographic basis. For the purposes of this analysis, we divide our global operations into three groups:

•	The Americas
•	Europe Africa and the Middle East
•	Asia and the Far East

Factors affecting results of operations

Impact of exchange rates

Our financial statements are reported in pounds sterling ("sterling" or "£"). We have 149 subsidiary companies, of which 135 report in currencies other than sterling. Subsidiaries report in the currency of the country in which they are domiciled, apart from those based in countries where there is hyperinflation, which report in their functional currency which is U.S. dollars. We translate the results of overseas operations into sterling at the cumulative average exchange rates for the period, and our results can therefore vary from period to period because of fluctuations in exchange rates which are unrelated to the Group's underlying operational performance.

We set out below a discussion of our operating results and financial condition for the years ended 1999, 2000 and 2001, followed by a detailed review of the performance of each division. The tables below show growth rates of 2000 over 1999 and 2001 over 2000 at actual exchange rates and at comparable exchange rates. The actual growth rate is the percentage change of one period over the prior period where each period is translated into sterling using the exchange rates applicable in that period. The comparable growth rate is the percentage change of one period over the prior period where both periods are translated into sterling using the prior period’s exchange rates. This reflects the underlying growth in revenues and operating income without the fluctuations caused by changes in translation rates. We do not hedge translation exchange rate exposure.

Over 80% of our revenues are generated by operations outside of the United Kingdom and therefore fluctuations in exchange rates between currencies in which this revenue is denominated and sterling, may have a material impact on our results of operations and financial condition.

Over 50 per cent. of our revenues and the majority of our borrowings, interest payments and debt repayments are denominated in U.S. dollars or currencies linked to the U.S. dollar, such as the Hong Kong dollar. Where there is material transaction exposure from currency rate movements we enter into forward foreign exchange contracts to reduce this exposure.

Critical accounting policies

Our accounting policies are described in Note 1 to Notes to the Consolidated Financial Statements in Item 8 of this Annual Report. We prepare our Consolidated Financial Statements in conformity with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgements that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Use of estimates

We account for contingencies in accordance with FRS 12: Provisions, contingent liabilities and contingent assets. This requires that we record a liability when there is an obligating event, the amount of the liability can be reasonably estimated and there is a reasonable likelihood that the liability will be incurred. Accounting for contingencies such as claims and litigation requires us to use our judgement. In the case of claims and litigation we regard a court judgement or signed settlement agreement as an obligating event and once one of these events has occurred, and provided we can reasonably estimate the liability and we reasonably believe we are more likely than not to make a payment, then we will make a provision for the liability in our financial statements. In many instances claims are resolved or dismissed before court action is necessary, but we may still incur legal costs in defending actions brought against us. As soon as we start to incur such costs we make a full provision for the costs we expect will be incurred to resolve the action. Certain losses that are incurred as a result of claims, litigation and other matters are potentially recoverable either from our insurers or from our former owners. We do not make provisions for such receivables unless the recovery is certain.

We consider the recoverability of trade receivables and make specific provision against those which we consider may either not be fully paid or there may be a significant delay in receiving payment. This applies mainly, but not exclusively, to receivables from foreign governments in the FTS division, where the receivables can be large and recoverability can be affected by political circumstances outside our control. In addition to any specific provision, we also make a general provision against receivables based on a sliding scale of the age of the receivable.

Reporting financial performance

We report our financial performance in accordance with FRS 3: Reporting financial performance. Operations that are sold or terminated which form a separately identifiable operating division are reported as discontinued operations. Other disposals are classified as continuing operations. When a division is classified as discontinued, we restate prior year figures so that continuing operations are reported on a like-for-like basis.

We report certain items as either operating exceptional items or non-operating exceptional items. We consider an item to be exceptional if it relates to an unusual occurrence or it is sufficiently large such that its inclusion within the results of the operating divisions would materially distort their operating performance. An operating exceptional item derives from the ordinary course of our testing, inspection and certification activities and includes such items as material bad debt provisions, extensive restructuring programmes, material litigation costs, material asset impairment etc. A non-operating exceptional item derives from an abnormal event which has arisen outside our ordinary activities and is unlikely to recur. We report such items as the profit or loss on the disposal of operations as a non-operating exceptional item.

Pensions

In 2001 we adopted FRS 17: Retirement benefits. This materially affects the way in which we report our defined benefit pension schemes. We operate four significant defined benefit schemes, each in different countries, and each has been valued in accordance with the principles of FRS 17. The assets owned by the schemes are valued at market value and the present value of the schemes’ liabilities are discounted at high quality corporate bond rates to reflect market expectations at the balance sheet date. The increase in the present value of the liabilities expected to arise from the employees' service in the accounting period is charged to operating profits. The expected return on the schemes’ assets less the interest on the present value of the schemes’ liabilities during the accounting period is included as other finance income. Actuarial gains and losses are recognised in the consolidated statement of total recognised gains and losses. The pension schemes’ surpluses (to the extent that they are considered recoverable), or deficits are recognised in full on the face of the balance sheet, net of deferred tax.

Goodwill

We account for purchased goodwill in accordance with FRS: 10 Goodwill and intangible assets. We capitalise such goodwill and amortise it over its estimated useful life, which is up to 20 years. If the goodwill is directly attributable to an asset with a defined life such as a covenant not to compete or to a specific contract then we will amortise the goodwill over the life of that asset. Acquired goodwill with a value of £50,000 or less, is amortised fully on acquisition. We review all acquired goodwill in the year after acquisition to consider whether the carrying value and amortisation period is appropriate. In subsequent years we carry out a review of the carrying value if there are signs of impairment such as poor operating performance, loss on contracts, loss of key employees etc. If we consider that the carrying value of goodwill on an acquisition has been impaired, we make an additional amortisation charge to reduce the carrying value to its value in use. This charge may be reported as an exceptional operating charge if it is material.

While we believe that the carrying value of our goodwill and the amortisation periods are appropriate, we cannot be certain that goodwill will not be impaired in future and additional amortisation may be required. A significant additional amortisation charge would have a material impact on our results of operations.

Deferred tax

In 2001 we adopted FRS 19: Deferred tax which requires full provision to be made for deferred tax assets and liabilities arising from timing differences if those differences crystallise an obligation to pay more or less tax in future. Due to the accumulation of taxable losses and other timing differences, we have a substantial deferred tax asset which we have not provided. We use our judgement to determine the amount of the deferred tax asset that we expect to give rise to a reduced tax liability in future.

Summary of results of continuing operations

Revenues

Our revenues are derived from our inspection, testing and certification activities. Our customer base is different in each division and includes retailers, distributors, manufacturers, petroleum companies, traders and governments. In 2001, our largest customer accounted for 3.9 per cent. of total group revenues and our top ten customers accounted for about 18 per cent. of our total revenues. Apart from the FTS division which contracts with some developing country governments, most of our work is on a non-contractual basis.

The table below compares the Group's revenues from continuing operations by division for 2000 and 2001 at actual and comparable exchange rates:

Revenues by division	2000	2001	Growth	Actual	Comparable

	£m	£m	£m	%	%

Caleb Brett	157.5	176.0	18.5	11.7	9.8
ETL SEMKO	99.5	109.0	9.5	9.5	6.6
Labtest	94.0	108.5	14.5	15.4	11.6
Foreign Trade Standards	47.4	57.9	10.5	22.2	22.2

Total	398.4	451.4	53.0	13.3	10.9

Revenues from continuing operations grew by £53.0 million or 10.9 per cent. at comparable rates in 2001 over 2000. The growth was 13.3 per cent. at actual rates. The higher growth rate at actual rates is due principally to translation gains arising from the strength of the U.S. dollar and currencies linked to the U.S. dollar, against sterling.

Revenues in 2000 and 2001 were generated by operations in the following geographic areas:

Revenues by geographic area	2000	2001	Growth	Actual	Comparable

	£m	£m	£m	%	%

Americas	163.5	177.8	14.3	8.7	4.0
Europe, Africa and Middle East	120.4	136.4	16.0	13.3	13.7
Asia and Far East	114.5	137.2	22.7	19.8	17.8

Total	398.4	451.4	53.0	13.3	10.9

In 2001, 39.4 per cent. (2000: 41.0 per cent.) of revenues were generated in the Americas, 30.2 per cent. (2000: 30.2 per cent.) in Europe, Africa and the Middle East, and 30.4 per cent. (2000: 28.8 per cent.) in Asia and the Far East. In 2001, we extended our operations into 5 new countries which increased the total number of countries in which we operate to 99 (2000: 94). In 2001, 32.4 per cent. (2000: 33.6 per cent.) of revenues were generated in the United States, 14.2 per cent. (2000: 14.1 per cent.) in the United Kingdom and 13.4 per cent. (2000: 13.6 per cent.) in Hong Kong. No other individual country accounted for more than 10 per cent. of revenues in either 2001 or 2000.

Revenues from the Americas increased by £14.3 million or 4.0 per cent. at comparable rates, in 2001 over 2000, primarily due to growth in volumes of petroleum inspection and testing in Caleb Brett in the United States where consumption of petroleum products grew strongly in the first half of 2001. The growth rate was 8.7 per cent. at actual rates due to currency translation gains caused by the strength of the U.S. dollar against sterling.

Revenues from Europe, Africa and the Middle East increased by £16.0 million or 13.7 per cent. at comparable rates, in 2001 over 2000. The growth was mostly attributable to Caleb Brett where there was an increase in the volume of petroleum inspections in the Former Soviet Union countries and the Middle East and growth in the testing of agricultural products in France. The expansion of the FTS pre-shipment inspection contract in Nigeria and the standards contract in Saudi Arabia contributed to the growth in this region. The growth rate was 13.3 per cent. at actual rates due to currency translation reductions caused by the strength of sterling against other European currencies.

In Asia and the Far East, revenues increased by £22.7 million or 17.8 per cent. at comparable rates, in 2001 over 2000. Growth of revenues in this region was mainly due to the continuing trend for manufacturing operations to move from developed countries to less developed countries. This trend resulted in higher volumes of toy and textiles testing in Labtest in Hong Kong and China. There is also growing demand for the certification of products produced in less developed countries against recognised safety standards and this resulted in an increase in the volume of safety testing by ETL SEMKO in Asia. Additional inspection work was also gained in Singapore by Caleb Brett. The growth rate was 19.8 per cent. at actual rates due to currency translation gains because the Hong Kong dollar reflected the strength of the U.S. dollar against sterling.

The table below compares the Group's revenues from continuing operations by division for 1999 and 2000 at actual and comparable exchange rates:

Revenues by division	1999	2000	Growth/ (decline)	Actual	Comparable

	£m	£m	£m	%	%

Caleb Brett	137.2	157.5	20.3	14.8	11.8
ETL SEMKO	88.2	99.5	11.3	12.8	7.8
Labtest	78.3	94.0	15.7	20.1	14.7
Foreign Trade Standards	47.5	47.4	(0.1)	(0.2)	(2.1)

Total	351.2	398.4	47.2	13.4	9.6

Revenues from continuing operations grew by £47.2 million or 9.6 per cent. at comparable rates in 2000 over 1999. The growth was 13.4 per cent. at actual rates. The higher growth rate at actual rates is due principally to translation gains arising from the strength of the U.S. dollar and currencies linked to the U.S. dollar, against sterling.

In 1999 and 2000 the Group's revenues were generated by operations in the following geographic areas:

Revenues by geographic area	1999	2000	Growth	Actual	Comparable

	£m	£m	£m	%	%

Americas	143.3	163.5	20.2	14.1	7.3
Europe, Africa and Middle East	117.7	120.4	2.7	2.3	4.8
Asia and Far East	90.2	114.5	24.3	26.9	19.3

Total	351.2	398.4	47.2	13.4	9.6

In 2000, 41.0 per cent. (1999: 40.8 per cent.) of revenues from continuing operations were generated in the Americas, 30.2 per cent. (1999: 33.5 per cent.) in Europe, Africa and the Middle East, and 28.8 per cent. (1999: 25.7 per cent.) in Asia and the Far East. In 2000, we extended our operations into 9 new countries which increased the total number of countries in which we operated to 94 (1999: 85). In 2000, 33.6 per cent. (1999: 33.9 per cent.) of revenues were generated in the United States, 14.1 per cent. (1999: 14.7 per cent.) in the United Kingdom and 13.6 per cent. (1999: 12.6 per cent.) in Hong Kong. No other individual country accounted for more than 10 per cent. of revenues in either 2000 or 1999.

Revenues from the Americas increased by £20.2 million or 7.3 per cent. at comparable rates, in 2000 over 1999, primarily due to growth in Caleb Brett and ETL SEMKO in the United States. The growth rate was 14.1 per cent. at actual rates due to currency translation gains caused by the strength of the U.S. dollar against sterling.

Revenues from Europe, Africa and the Middle East increased by £2.7 million or 4.8 per cent. at comparable rates, in 2000 over 1999. Growth in revenues in Europe from outsourcing work and acquisitions was offset by the termination of the Nigerian inspection programmes in March 1999 and the cessation of a short term food aid programme in Russia which boosted Caleb Brett revenues in 1999. The growth rate was 2.3 per cent. at actual rates due to currency translation losses caused by the strength of sterling against other European currencies.

In Asia and the Far East, revenues increased by £24.3 million or 19.3 per cent. at comparable rates, in 2000 over 1999 due to strong growth in textile and toy testing in Labtest and growth in Caleb Brett and ETL SEMKO. The growth rate was 26.9 per cent. at actual rates due to currency translation gains as the Hong Kong dollar reflected the strength of the U.S. dollar against sterling.

Operating costs before exceptional items

Our operating costs principally comprise personnel costs, property and equipment rental, depreciation and laboratory consumables. Personnel costs account for over 50 per cent. of our operating costs which reflects the labour intensive nature of our operations. Personnel costs in Labtest have been reducing on a relative basis as the division's operations move increasingly to Asia, where personnel costs are lower in general. Personnel costs tend to be higher in Caleb Brett and ETL SEMKO because the operations of these divisions are primarily in more developed countries where labour is more costly. The work of ETL SEMKO also requires personnel of a higher level of technical expertise than the other divisions, which also leads to higher costs.

Because operating costs are largely comprised of personnel costs our operating margins can be adversely affected by reductions in revenues until a corresponding reduction in personnel costs can be achieved. Costs are controlled by monitoring the operating margin achieved by operations and taking action to reduce costs in under-performing areas. The decline in the telecommunications market led to a reduction in staff numbers in ETL SEMKO in the United States and Europe in 2001. Also in 2001, staff numbers were reduced in the Caleb Brett operations on the East Coast of the United States to reduce the cost base to match lower revenues in that area.

In 2001 we adopted Financial Reporting Standard 17: Retirement benefits. This resulted in an increased pension cost of £0.3 million in 2001. This additional cost was charged to operating costs in central overheads. In order to give a like-for-like comparison with prior years, operating costs for 2000 and 1999 have been restated to include the impact of FRS 17. This resulted in an additional charge to operating costs in central overheads of £0.8 million in 2000 and £0.4 million in 1999.

Operating costs for continuing operations increased by £43.7 million or 10.5 per cent. at comparable rates to £382.9 million in 2001 over 2000 (restated). At comparable rates, revenues increased by 10.9 per cent. in 2001 over 2000, so the increase in operating costs was broadly in line.

Restated operating costs for continuing operations increased by £35.6 million or 8.2 per cent. at comparable rates to £339.2 million, in 2000 over 1999. At comparable rates, revenues increased by 9.6 per cent. in 2001 over 2000.

Amortisation of Goodwill

Operating costs include amortisation of goodwill recognised in connection with acquisitions made since January 1, 1998. Amortisation of goodwill by division for 2001, 2000 and 1999 is set out below:

	1999	2000	2001

	£m	£m	£m

Caleb Brett	0.7	0.8	0.9
ETL SEMKO	0.1	0.3	0.3
Foreign Trade Standards	—	—	0.1

Total	0.8	1.1	1.3

Operating income before exceptional items

The table below compares operating income before exceptional items, by division for 2000 and 2001 at actual and comparable exchange rates:

Operating income by division	2000 restated	2001	Growth/ (decline)	Actual	Comparable

	£m	£m	£m	%	%

Caleb Brett	16.6	16.5	(0.1)	(0.6)	(1.2)
ETL SEMKO	15.0	14.0	(1.0)	(6.7)	(9.3)
Labtest	27.8	34.2	6.4	23.0	19.4
Foreign Trade Standards	5.8	9.3	3.5	60.3	60.3

Sub total	65.2	74.0	8.8	13.5	11.2
Central overheads	(6.0)	(5.5)	0.5	8.3	10.0

Total	59.2	68.5	9.3	15.7	13.3

Operating income from continuing operations grew by £9.3 million or 13.3 per cent. at comparable rates in 2001 over 2000 (restated). The growth was 15.7 per cent. at actual rates. The growth was driven principally by Labtest and FTS, notwithstanding declines in Caleb Brett and ETL SEMKO.

The table below compares the Group's operating income before exceptional items, by division for 1999 and 2000 at actual and comparable exchange rates:

Operating income by division	1999 restated	2000 restated	Growth	Actual	Comparable

	£m	£m	£m	%	%

Caleb Brett	14.8	16.6	1.8	12.2	8.8
ETL SEMKO	12.4	15.0	2.6	21.0	16.1
Labtest	21.6	27.8	6.2	28.7	21.3
Foreign Trade Standards	3.1	5.8	2.7	87.1	80.6

Sub total	51.9	65.2	13.3	25.6	20.0
Central overheads	(4.3)	(6.0)	(1.7)	(39.5)	(37.2)

Total	47.6	59.2	11.6	24.4	18.5

Operating income from continuing operations grew by £11.6 million or 18.5 per cent. at comparable rates in 2000 over 1999. The growth was 24.4 per cent. at actual rates. All operating divisions contributed to this growth, particularly Labtest in which the strong growth in textile and toy testing continued. Caleb Brett benefited from new outsourcing work, and telecommunications testing grew well in ETL SEMKO. Existing and new FTS programmes contributed to the growth in operating income.

Exceptional items

Operating exceptional items	1999	2000	2001

	£m	£m	£m
Caleb Brett
Provision against Nigerian invoices	(0.5)	—	—
Payments from Nigerian government	2.3	—	—
EPA fine and costs	—	(2.7)	(1.2)
Impairment of goodwill	—	—	(3.1)

	1.8	(2.7)	(4.3)

ETL SEMKO
Restructuring costs	—	—	(2.3)

Foreign Trade Standards
Provision against Nigerian invoices	(8.0)	(2.6)	—
Payments from Nigerian government	19.3	12.2	—

Sub total	11.3	9.6	—
Restructuring costs	(2.6)	—	—
Provision against Argentine invoices	—	—	(4.1)

	8.7	9.6	(4.1)

Total continuing operations	10.5	6.9	(10.7)

Discontinued operations
Bondar Clegg restructuring	(2.2)	—	—
Environmental Testing EPA fines and costs	(2.8)	(7.8)	(15.8)
Environmental Testing recovery of EPA costs	—	—	3.4

Total discontinued operations	(5.0)	(7.8)	(12.4)

Total operating exceptional items	5.5	(0.9)	(23.1)

Continuing operations

Caleb Brett

The exceptional charge of £3.1 million in 2001, related to accelerated amortisation of the goodwill acquired in 1998 in connection with the acquisition of four companies in Belgium. The acquired goodwill was being amortised over an estimated useful life of 20 years. Revenues and operating income from these companies have been lower than was anticipated on acquisition and are not expected to improve significantly in 2002. In 2001, following the departure of several key employees, we lost revenues in certain important businesses sectors and we do not expect to regain this work. After carrying out an impairment review, we considered that the net realisable value of each of these four companies was £nil, and therefore we have made an exceptional amortisation charge of £3.1 million to reduce the carrying value of goodwill applicable to these companies to £nil. We intend to liquidate these companies in due course.

The exceptional charges of £2.7 million in 2000 and £1.2 million in 2001 related to legal fees and a fine in connection with investigations by the Environmental Protection Agency in the United States. There were two investigations, one in Linden, New Jersey and one in Puerto Rico. The investigation in Linden was concluded in 2000 and a fine of £0.7 million was agreed. A provision was made for the full amount of the fine in 2000. The investigation in Puerto Rico is ongoing and is explained in detail in Item 8: Financial Information, Legal proceedings. The exceptional credit of £1.8 million in 1999, related to cash received from the Nigerian government less invoices raised for an oil-export monitoring programme. Due to delays in receiving payments from the Nigerian government, in 1997, we adopted a policy of making full provision against unpaid invoices. The provision for each year was charged to our profit and loss account as an exceptional cost and the associated debt was removed from working capital. When payments were received, they were credited as exceptional income in the period in which the cash was received. This programme was ended by the Nigerian government on March 31, 1999, and we received full payment for the remaining debt in 1999.

ETL SEMKO

The exceptional cost of £2.3 million in 2001, related to the one-off costs of restructuring the ETL SEMKO division. The reduced demand for telecommunications testing caused by the downturn in the industry resulted in excess facilities and personnel. Two facilities in the United States and one in Sweden were closed in 2001 and the GSM testing programme in the United Kingdom was discontinued in the same period. This resulted in lease termination costs, redundancy costs for employees and the impairment of obsolete equipment.

Foreign Trade Standards

The exceptional charge of £4.1 million in 2001 was a provision against unpaid invoices issued to the Argentine government for pre-shipment inspections. We received some payments from the government in 2001 but these have been irregular and have been for small amounts. In September 2001, the pre-shipment inspection programme effectively ended. The unpaid invoices at December 31, 2001 totalled £4.1 million and we made full provision against this amount. We are vigorously pursuing the recovery of the outstanding debt.

The exceptional credits of £9.6 million in 2000 and £11.3 million in 1999 related to cash received from the Nigerian government less invoices raised for pre-shipment inspections. Due to delays in receiving payments from the Nigerian government for our work on the Nigerian pre-shipment inspection programmes, in 1997 we adopted a policy of making full provision against unpaid invoices. The provision for each year was charged to our profit and loss account as an exceptional cost and the associated debt was removed from working capital. When payments were received, they were credited as exceptional income in the period in which the cash was received.

From March 31, 1999, the Nigerian government ended its pre-shipment inspection programme. The unpaid debt relating to the cancelled programme was £4.8 million at December 31, 2001. Due to the significant size of the outstanding receivables from the Nigerian government, shortly before the cessation of the programmes we only carried out inspections if we first received payment from exporters or importers in advance of our being paid by the Nigerian government. In the period January to March 1999, we collected £5.0 million such payments which are held as creditors in our balance sheet.

In September 1999, the new government in Nigeria re-introduced a pre-shipment inspection programme. FTS is participating in this programme but since regular payments are received from the government we stopped making exceptional provisions for unpaid invoices issued in respect of the new government pre-shipment inspection programme.

Following the termination of the old Nigerian inspection programmes in 1999, we restructured the FTS division at a cost of £2.6 million. These costs were mostly attributable to personnel redundancies and relocation costs.

Discontinued operations

Bondar Clegg

The exceptional charge of £2.2 million in 1999 related to the restructuring of the Bondar Clegg minerals testing division prior to it being sold in 2000. The costs related to termination payments and closure costs.

Environmental Testing

The exceptional costs of £2.8 million in 1999, £7.8 million in 2000 and £15.8 million in 2001 related to costs incurred as a result of an investigation by the Environmental Protection Agency in the United States into data manipulation at the Dallas laboratory of Environmental Testing. The costs in 1999 and 2000 were mostly legal and professional fees. The costs in 2001 comprised £3.5 million for legal fees and £12.3 million for fines imposed by the EPA. The criminal investigation was resolved in 2001 and a fine of $9.0 million (£6.2 million) was agreed. The civil investigation was concluded in March 2002 and a fine of $8.7 million (£6.1 million) was agreed. The credit of £3.4 million in 2001, related to amounts received from our insurers in reimbursement of costs incurred in connection with the civil investigation. We received £0.7 million in 2001 and £2.7 million on February 12, 2002 which covered costs through September 2001. Further reimbursements are expected and we are also pursuing possible rights of recovery against our former parent, Inchcape plc, but we have not included a receivable for these potential recoveries in our financial statements. This matter is discussed in detail in Item 8 to this Annual Report.

Non–operating exceptional items

	1999	2000	2001

	£m	£m	£m

Net gains/(losses) on disposal of operations	—	—	—
ETL SEMKO	2.4	—	—
Caleb Brett	—	(0.5)	—
Foreign Trade Standards	—	(2.6)	—

Total continuing businesses	2.4	(3.1)	—

Bondar Clegg	—	—	—
Proceeds from disposals	—	1.8	—
Less net assets	—	(6.0)	—
Less closure costs	—	(1.0)	—
Less attributable goodwill	—	(6.9)	—

Net loss on disposal and closure of division	—	(12.1)	—

Total non-operating exceptional items	2.4	(15.2)	—

Non–operating exceptional items - continuing operations

ETL SEMKO

In 1999, ETL SEMKO sold its Compliance Engineering magazine business in the United States for net consideration of £3.3 million. Goodwill of £1.1 million that was previously written off to reserves was transferred to the profit and loss account, resulting in an exceptional credit of £2.2 million. This was a non-core business which generated revenues of £0.3 million and a small loss in the first quarter of 1999.

In 1999, ETL SEMKO sold its Quality Management business in Sweden to a German company in which we retain a 49 per cent. interest. In order to facilitate the acquisition of an electrical safety testing business from ERA

Technology, we sold 20 per cent. of our interest in a testing and certification facility in the United Kingdom to the British Electrotechnical Approvals Board. These disposals generated net income of £0.2 million.

Caleb Brett

In 2000, Caleb Brett sold a small loss adjusting business in Chile for £0.2 million. Goodwill of £0.6 million that was previously written off to reserves was transferred to the profit and loss account, resulting in an exceptional charge of £0.4 million. Caleb Brett also incurred a loss of £0.1 million when an investment in a small company in Thailand in which we had a 49 per cent. interest was liquidated.

Foreign Trade Standards

In 2000, FTS sold its Technical Services business in the United States for its net asset value of £1.0 million. Goodwill of £2.6 million that was previously written off to reserves was transferred to the profit and loss account, resulting in an exceptional charge of £2.6 million. This was a non-core business which generated revenues of £0.7 million to the date of disposal in 2000 (1999: £4.3 million) and no profit in 2000 or 1999.

Non–operating exceptional items - discontinued operations

Bondar Clegg

Our minerals testing division, Bondar Clegg, was sold at the beginning of 2000. The net assets of businesses in North and South America and Africa were sold for £1.8 million, which generated a net loss of £4.2 million. In addition, we incurred termination and closure costs of £1.0 million. After deducting goodwill of £6.9 million that was previously written off to reserves, the total exceptional loss on disposal was £12.1 million. The division generated revenues of £0.7 million to the date of closure in 2000 (1999: £11.3 million) and an operating loss of £0.7 million to the date of closure in 2000 (1999: £(2.1) million).

Net interest expense

Our net interest expense comprises interest payable on outstanding indebtedness less interest received on bank deposits.

Net interest of £39.2 million was charged in 2001, an increase of £3.4 million over the charge in 2000. The increase was due to the issue of Parent Subordinated PIK Debentures in lieu of interest payments, increased use of the Senior Revolver during 2001, foreign exchange losses caused by the translation interest on non-sterling borrowings into sterling and refinancing fees.

Net interest of £35.8 million was charged in 2000, an increase of £3.6 million over the charge in 1999. The increase was due to the issue of Parent Subordinated PIK Debentures in lieu of interest payments, increased use of the Senior Revolver during 2000 and foreign exchange losses caused by translating interest on non-sterling borrowings into sterling.

Other finance income

In 2001 we adopted Financial Reporting Standard 17: Retirement benefits. This resulted in a net credit to other finance income of £0.2 million in 2001. This net credit comprised a credit of £2.6 million for the expected return on pension assets, less a charge of £2.4 million for interest.

In order to give a like-for-like comparison with prior years, 2000 and 1999 have been restated to include the impact of FRS 17. This resulted in an additional credit to other finance income of £0.2 million in 2000 which comprised a credit of £2.2 million for the expected return on pension assets, less a charge of £2.0 million for interest and £0.3 million in 1999 which comprised a credit of £1.7 million for the expected return on pension assets, less a charge of £1.4 million for interest.

Income taxes

In 2001 we adopted Financial Reporting Standard 19: Deferred tax. This resulted in an increase in the deferred tax charged to the profit and loss account of £0.1 million in 2001. In order to give a like-for-like comparison with prior years, 2000 and 1999 have been restated to include the impact of FRS 19. This resulted in an additional deferred tax charge of £0.2 million in 2000 and a deferred tax credit of £0.1 million in 1999.

The tax charge in 2001 was £16.7 million, an increase of £5.6 million over the restated charge in 2000. This represented 260.9 per cent. of operating income before taxation. The principal factors affecting this high tax rate were the exceptional items and our inability to obtain full potential tax relief on the interest expense in the United Kingdom and the United States. The exceptional items have predominantly occurred in the United Kingdom and the United States and are either permanently disallowable, such as the fines imposed by the Environmental Protection Agency in connection with environmental testing, or are not absorbed by taxable income. Excluding the exceptional items and the interest on the PIK debentures, our tax rate on the current year tax charge was 32.9 per cent.

The restated income tax charge in 2000 was £11.1 million, an increase of £1.8 million over the charge in 1999. This represented 163.2 per cent. (1999: 43.3 per cent.) of operating income before taxation. Excluding the exceptional items and the interest on the PIK debentures, our tax rate on the current year tax charge was 32.8 per cent. in 2000 and 41.6 per cent. in 1999.

Minority interests

In 2001, the charge attributable to minority shareholders was £4.4 million (2000: £3.6 million) which comprised net income attributable to the minority shareholders of £0.9 million (2000: £0.2 million) and dividends paid of £3.5 million (2000: £3.4 million).

In 2000, the charge attributable to minority shareholders was £3.6 million (1999: £3.2 million) which comprised net income attributable to the minority shareholders of £0.2 million (1999: £1.1 million) and dividends paid of £3.4 million (1999: £2.1 million).

Operating and financial review by division

We set out below a discussion of the performance of each of our operating divisions for 2001 compared to 2000 and 2000 compared to 1999. The operating income by division given below is before operating exceptional items.

Caleb Brett

Operating results	1999	2000	Growth	2001	Growth/ (decline)

	£m	£m	£m	£m	£m

Revenues	137.2	157.5	20.3	176.0	18.5
Actual growth			14.8%		11.7%
Comparable growth			11.8%		9.8%

Operating income	14.8	16.6	1.8	16.5	(0.1)
Actual growth			12.2%		(0.6%)
Comparable growth			8.8%		(1.2%)
Operating margin	10.8%	10.5%		9.4%

2001 compared to 2000

Revenues

Revenues in Caleb Brett increased £18.5 million, or 9.8 per cent. at comparable rates, in 2001 over 2000. Revenues from the United States, increased by £7.5 million in 2001 over 2000 primarily due to an increase in consumption of petroleum products in the first half of 2001. The fuel oil market in the United States began to decline in the second half of 2001 and revenue growth slowed. Caleb Brett business was also adversely affected by the terrorist attack in New York on September 11, 2001. Ship movements in New York were stopped for over a week and most other ports closed for a few days. Travel restrictions and enhanced security measures reduced the level of activity throughout the United States and disrupted courier deliveries of samples to laboratories around the world. Recently, the petroleum market in the United States has suffered from an increase in natural gas consumption, mainly driven by low gas prices. Natural gas does not generate any inspection or testing work for Caleb Brett.

European revenues in 2001 benefited from a full year’s income from new businesses in France and Norway which were acquired in the last quarter of 2000 and accounted for £2.7 million of the increase in 2001 over 2000. Revenues in 2001 also increased by £0.5 million in 2001 over 2000 due to the BP outsourcing contract in the United Kingdom which started in March 2000. Revenues in the Former Soviet Union countries increased by £ 1.7 million in 2001 over 2000 due to work obtained by new laboratories and inspection facilities in Azerbaijan and Kazakhstan.

In order to develop the Caleb Brett business in Singapore, the regional management team relocated to Singapore in 2000. This resulted in increased revenues from inspection and inspection related testing work of £1.5 million in total, from all major clients in Singapore in 2001 over 2000. Revenues from outsourcing also increased by £0.4 million in Asia in 2001 over 2000 notwithstanding reduced growth in Indonesia and the Philippines, reflecting the depressed economies in those countries.

Operating income

Operating income decreased £0.1 million, or 1.2 per cent. at comparable rates, in 2001 over 2000. The decrease was mainly attributable to the United States where revenues were reduced in the third quarter of 2001, due to the disruption to business which followed the terrorist attacks but operating expenses remained unchanged. Operating income in the United States benefited from price increases and market growth in the first part of 2001 but was adversely affected by Hurricane Allison which hit the Gulf Coast in June 2001, increased health insurance costs, reduced coal testing in Western Canada and start up costs on some new outsourcing agreements. Operating income increased in the Former Soviet Union countries and the Middle East due to increased volume of business. Operating income from the new businesses in France and Norway also contributed to the growth in operating income in Europe. Operating income was adversely affected by expansion in Singapore, as the higher costs associated with the relocation of the Asian regional management team are not expected to be covered by increased revenues until 2002.

Acquisitions

Caleb Brett made five small acquisitions in 2001 at a total cost of £0.1 million. They did not have a significant impact on revenues and operating income in 2001.

2000 compared to 1999

Revenues

Revenues in Caleb Brett increased £20.3 million, or 11.8 per cent. at comparable rates, in 2000 over 1999. Revenues from the Americas grew strongly in 2000, primarily due to the sustained growth of the economy in the United States that resulted in increased consumption of petroleum products. We also gained a new coal sampling and analysis contract in Canada. Revenues in Europe benefited from more outsourcing work, including a new outsourcing agreement with BP in the United Kingdom which started in March 2000. The food aid programme in Russia that benefited revenues in 1999 did not continue in 2000 and had a negative impact on growth. While the market in Asia continued to fluctuate in 2000, some countries such as Singapore and Malaysia performed well. The regional head office for Caleb Brett Asia moved from Australia to Singapore in 2000.

Operating income

Operating income increased £1.8 million, or 8.8 per cent. at comparable rates, in 2000 over 1999. Growth was largely driven by increased margins in the United States and outsourcing work in Europe and the United States, offset by the cessation of the food aid programme in Russia and the oil export monitoring programme in Nigeria.

Acquisitions and disposals

Caleb Brett made four small acquisitions in 2000 at a total cost of £1.4 million. These acquisitions expanded our range of services and geographic spread but they did not have a significant impact on revenues and operating income in 2000. In 2000, Caleb Brett sold a small loss adjusting business in Chile for £0.2 million, and a small loss-making business in Thailand in which we had a 49 per cent. interest ceased operating.

ETL SEMKO

Operating results	1999	2000	Growth	2001	Growth/ (decline)

	£m	£m	£m	£m	£m

Revenues	88.2	99.5	11.3	109.0	9.5
Actual growth			12.8%		9.5%
Comparable growth			7.8%		6.6%

Operating income	12.4	15.0	2.6	14.0	(1.0)
Actual growth			21.0%		(6.7%)
Comparable growth			16.1%		(9.3%)
Operating margin	14.1%	15.1%		12.8%

2001 compared to 2000

Revenues

Revenues in ETL SEMKO increased £9.5 million, or 6.6 per cent. at comparable rates, in 2001 over 2000. The growth in revenues was mainly driven by the continued growth in the market for safety testing of household products and home appliances in Hong Kong, China, Taiwan and Korea. In total, revenues in Asia increased by £6.4 million in 2001 over 2000. The new laboratory in Japan which was acquired in December 2000 also contributed £1.0 million additional revenue in 2001 over 2000. Revenues in the United States remained static. Semi-conductor testing revenues increased in the first half of 2001 but declined in the second half. The ISO 9000 business in the United States was adversely affected by the travel disruptions following the terrorist attack in New York. Customers and our inspectors were unable to travel to carry out assessments and shipments of products to be tested were cancelled or delayed. The telecommunications market has suffered a severe slowdown and the resulting shortage of Electro Magnetic Compatibility testing has also caused our EMC testing facilities to be under utilised. Building material certification also suffered from reduced volumes and increased price competition. Revenues increased in Sweden by £0.8 million in 2001 over 2000, due to increased business from safety testing of industrial products and from consultancy services. The GS certification business in Germany also increased by £0.3 million in 2001 over 2000 but this increase was offset by a decline in revenues of £0.2 million in 2001 over 2000 in the United Kingdom caused by the slow down in the telecommunications market.

Operating income

Operating income decreased £1.0 million, or 9.3 per cent. at comparable rates, in 2001 over 2000. The decrease was in the Americas and Europe and was principally due to a reduced volume of business relating to the telecommunications market which resulted in under utilisation of personnel and facilities without a corresponding reduction in costs. A major restructuring programme was implemented at the end of 2001. Headcount in the United States was reduced by 5 per cent. and two facilities in the United States and one in Sweden were closed. The general services mobile programme in the United Kingdom was also discontinued. The restructuring resulted in lease termination costs, redundancy costs for employees and the impairment of obsolete equipment. The cost of the restructuring was £2.3 million and this charge was reported as an operating exceptional item.

In 2001, we received £1.4 million from former employees in the United States, in settlement of a lawsuit we brought against them for the breach of a restrictive covenant against competition. After deducting legal fees incurred in connection with this matter 2001, an amount of £0.9 million was credited to operating income. This case commenced in 1998 and we incurred legal fees of approximately £0.6 million in total in the years 1998 to 2000. In 2001, we made a provision of £1.2 million for the potential settlement of a claim brought against us in the United States. We incurred legal fees of £0.3 million in 2001 in connection with this case, making a total charge of £1.5 million against operating income.

Operating income in Asia increased by £1.4 million in 2001 over 2000 as a result of higher revenues.

2000 compared to 1999

Revenues

Revenues in ETL SEMKO increased £11.3 million, or 7.8 per cent. at comparable rates, in 2000 over 1999. Revenues in 1999 included £2.5 million from a magazine and quality management businesses where controlling interests were sold in 1999. In June 2000, the Federal Communications Commission ("FCC") in the United States designated ETL SEMKO, Americas as a Telecommunications Certification Body. This allows us to test and certify information technology and telecommunications equipment to FCC requirements. The market for telecommunications testing in the United States grew strongly for the first nine months of 2000 and then declined towards the end of the year reflecting the volatility of demand in the technology sector. The semi-conductor market grew strongly in 2000, which benefited revenues in the United States and the United Kingdom. The strong economy in the United States resulted in low unemployment, and we experienced problems in retaining and recruiting skilled technical staff in some operations. Revenues in Asia continued to show strong growth and we opened new operations in Korea and Shanghai during 2000.

Operating income

Operating income increased £2.6 million, or 16.1 per cent. at comparable rates, in 2000 over 1999. This was principally due to the acquisitions in 1999 and 2000 and to improved margins from economies of scale in Hong Kong. Our operating company in Sweden was awarded a refund of pension contributions of approximately £2.8 million. A credit of £0.5 million was released to operating income in 2000 and the balance will be credited over the next six years.

Acquisitions and disposals

We acquired three businesses in 2000 for total consideration of £0.7 million. In March 2000 we acquired the assets of a small laboratory in Italy from Electrolux. This laboratory carries out electro magnetic compatibility testing for Electrolux and others, providing us with a facility in the Italian market. Also in March 2000, we acquired the Radio Communications Testing operation of ERA Technology in the United Kingdom. This operation was merged into our existing facility in Leatherhead, England. Capital expenditure of £1.0 million was made to upgrade the testing facility and equipment to the required standard. In December 2000, we acquired a laboratory business in Japan which has test facilities for EMC, telecom and safety testing. This was merged with our existing operation in Japan and resulted in integration costs in 2001.

Labtest

Operating results	1999	2000	Growth	2001	Growth

	£m	£m	£m	£m	£m

Revenues	78.3	94.0	15.7	108.5	14.5
Actual growth			20.1%		15.4%
Comparable growth			14.7%		11.6%

Operating income	21.6	27.8	6.2	34.2	6.4
Actual growth			28.7%		23.0%
Comparable growth			21.3%		19.4%
Operating margin	27.6%	29.6%		31.5%

2001 compared to 2000

Revenues

Revenues in Labtest increased £14.5 million, or 11.6 per cent. at comparable rates, in 2001 over 2000, driven by growth in demand for textile and toy testing as well as the inspection of consumer goods in Asia. We experienced growth in established operations in Shanghai and Shenzhen and a new hardline testing laboratory was established in Shanghai, both reflecting the migration of testing from Hong Kong to China. We opened a new textile and toy testing facility in Guangzhou in 2001 and a textile laboratory in Tianjin will be established in 2002. Our operations in Europe experienced an increase in revenues of £0.8 million in 2001 over 2000 from textile testing in Turkey and an increase of £0.5 million in 2001 over 2000 from a new toy testing laboratory in Germany which became fully operational in 2001. Revenues from Risk Analysis and Management work in the United States increased by £1.2 million in 2001 over 2000 due to increased volume of work. Worldwide revenues from code of conduct work increased by £2.5 million in 2001 over 2000.

Operating income

Operating income in Labtest increased £6.4 million or 19.4 per cent. at comparable rates, in 2001 over 2000. This increase was mainly driven by increased revenues from textile testing, inspection of consumer goods and from Code of Conduct work, as well as other revenue increases. Growth in operating income from toy testing was reduced by the start up costs of new laboratories in Guangzhou and Germany. The operating margin increased from 29.6 per cent. in 2000 to 31.5 per cent. in 2001, partly due to the increase in higher margin work such as Code of Conduct and partly due to the shift in work from Hong Kong to China, where operating costs are lower.

2000 compared to 1999

Revenues

Revenues in Labtest increased £15.7 million, or 14.7 per cent. at comparable rates, in 2000 over 1999. Demand for textile and toy testing continued to grow in 2000, and there was growth in the inspection of consumer goods in Asia. Code of conduct work which was a new sector of inspection in Labtest added £2.9 million to revenues in 2000.

Operating income

Operating income in Labtest increased £6.2 million or 21.3 per cent. at comparable rates, in 2000 over 1999. This increase was mainly driven by revenues from textile and toy testing and from code of conduct work, as well as other revenue increases.

Foreign Trade Standards

Operating results	1999	2000	(Decline)/ growth	2001	Growth

	£m	£m	£m	£m	£m

Revenues	47.5	47.4	(0.1)	57.9	10.5
Actual (decline)/growth			(0.2)%		22.2%
Comparable (decline)/growth			(2.1)%		22.2%

Operating income	3.1	5.8	2.7	9.3	3.5
Actual growth			87.1%		60.3%
Comparable growth			80.6%		60.3%
Operating margin	6.5%	12.2%		16.1%

2001 compared to 2000

Revenues

Revenues in FTS increased £10.5 million, or 22.2 per cent. at comparable rates, in 2001 over 2000. This increase comprised £7.2 million from new pre-shipment inspection programmes in Kenya and Bangladesh, £3.9 million from increased volumes of inspections under the standards testing contract in Saudi Arabia, £2.6 million from expansion of the pre-shipment inspection programme in Nigeria offset by reductions in revenues from contract in Argentina, Uganda and Georgia. The Kenyan programme commenced in January 2001 and the contract is for two years. The Bangladesh programme started at the end of 2000 and is due for renewal in 2003. Significant improvements in the enforcement of the standards testing programme in Saudi Arabia and an increase in the scope of regulated products contributed to the growth in revenues from this contract. In October 2001, our zone of the Nigerian programme was extended to include two new countries. This increased the volume of inspections and therefore the revenues generated by this programme.

The pre-shipment inspection programme in Uganda, which generated revenues of £2.2 million in 2001 (2000: £2.7 million) was cancelled by the Ugandan government. The pre-shipment inspection programme in Georgia which generated revenues of £2.7 million in 2001 (2000: £3.2 million) was scheduled to end in December 2001, but was extended for a further three months. The pre-shipment inspection programme in Argentina declined during 2001 and had effectively ended by the end of the year. This programme generated revenues of £1.9 million in 2001 (2000: £4.2 million).

Operating income

Operating income in FTS increased £3.5 million or 60.3 per cent. at comparable rates, in 2001 over 2000. This was mainly due to higher revenues and improved operating efficiencies. In September 2001, due to delays in receiving payments from the Argentinean government, we made an exceptional provision against unpaid invoices. This amounted to £4.1 million at December 31, 2001 and in view of the materiality of the amount, it was charged to our profit and loss account as an exceptional operating item. We are vigorously pursuing the recovery of the outstanding debt.

2000 compared to 1999

Revenues

Revenues in FTS decreased £0.1 million, or 2.1 per cent. at comparable rates, in 2000 over 1999. The decrease in revenues was attributable to the disposal of the technical services operation and the cessation of programmes in Ghana and Colombia, notwithstanding the revenues from new programmes in Nigeria, Georgia and Bangladesh and existing programmes in Saudi Arabia, Ecuador and Mozambique.

Operating income

Operating income in FTS increased £2.7 million or 80.6 per cent. at comparable rates, in 2000 over 1999, driven by new programmes in Nigeria and Bangladesh, notwithstanding the termination of contracts in Ghana and Colombia.

Disposals

In 2000, FTS sold its technical services operation in the United States for its net asset value of £1.0 million. This was a non-core business which generated revenues of £0.7 million to the date of disposal in 2000, (1999: £4.3 million) and no profit in 2000 or 1999.

Central overheads

Central overheads comprise the costs of our corporate head office in London, our tax and human resources team in the United States and costs associated with non-trading holding companies. Principally these costs comprise salaries, property rental, travel, and legal and professional fees.

In 2001 we adopted Financial Reporting Standard 17: Retirement benefits. This resulted in an increased pension cost of £0.3 million in 2001. This additional cost was charged to operating costs in central overheads. In order to give a like-for-like comparison with prior years, operating costs for 2000 and 1999 have been restated to include the impact of FRS 17. This resulted in an additional charge to operating costs in central overheads of £0.8 million in 2000 and £0.4 million in 1999.

Overheads decreased by £0.5 million or 10.0 per cent. at comparable rates, to £5.5 million in 2001 over 2000 (restated). This decrease was due to the impact of adopting FRS 17. Restated overheads increased by £1.7 million or 37.2 per cent. at comparable rates, to £6.0 million in 2000 over 1999. This was primarily due to the impact of adopting FRS 17 and the expansion of our internal audit team and increased expenditure on internal control compliance.

Discontinued operations

Bondar Clegg

Despite extensive restructuring in 1999, the operating results from our minerals testing division, Bondar Clegg, continued to be unsatisfactory and operations in this division ceased at the beginning of 2000. The Bondar Clegg businesses in North and South America, Ghana and Mali were sold for £1.6 million and the operations in Eritrea, Guinea and Burkina Faso were closed. The disposal of fixed assets and inventory in the African operations generated proceeds of approximately £0.2 million. The Bondar Clegg head office in Vancouver was closed in March 2000 and the employment of its personnel was terminated. The operating results for Bondar Clegg up to the date of cessation are reported as discontinued in our financial statements and prior periods have been reclassified to show a comparable historic trend. The division generated revenues of £0.7 million to the date of closure in 2000 (1999: £11.3 million) and an operating loss of £0.7 million to the date of closure in 2000 (1999: £(2.1) million).

Effect of U.S. GAAP adjustments on operating income

As described in note 30 to the consolidated financial statements, our operating results would be different under U.S. GAAP. The primary U.S. GAAP adjustment affecting our operating results was goodwill amortisation. Under U.S. GAAP the following amounts would be deducted from operating income of continuing operations:

Adjustments to continuing operating income	1999	2000	2001

	£m	£m	£m

Caleb Brett	(7.7)	(4.5)	(4.8)
ETL SEMKO	(9.2)	(5.3)	(5.6)
Labtest	(1.3)	(1.2)	(1.2)
Foreign Trade Standards	(1.5)	(0.4)	(0.3)
Central overheads	(0.2)	(0.9)

Total adjustment to continuing operating income	(19.9)	(12.3)	(11.9)

Financial condition and liquidity

At December 31, 2001 we had cash of £23.7 million compared to £21.3 million at December 31, 2000.

Net cash inflow from operating activities includes operating income after operating exceptional items, before depreciation and other non-cash items, as well as working capital movements. Our net cash inflow from operating activities decreased by £1.5 million to £70.4 million in 2001 compared to 2000, primarily due to costs associated with the EPA investigations.

We spent £6.4 million on legal costs in 2001 (2000: £3.5 million) in connection with the EPA investigations in Richardson, Texas. We received £0.7 million from our insurers in 2001 and a further £2.7 million was recovered in 2002. These sums related to the reimbursement of costs incurred in connection with the EPA civil investigation and the third party claims associated with this investigation. We agreed to settle the criminal investigation by paying a fine of £6.2 million in instalments of £3.2 million, in April 2002, and £1.0 million per annum thereafter. We agreed to settle the civil investigation by paying a fine of £6.1 million in instalments of £3.5 million in May 2002, £1.0 million in March 2003 and February 2004 and £0.6 million in August 2004. We also spent £2.0 million in 2001 (2000: £1.0 million) in connection with the two EPA investigations in Linden, New Jersey and Puerto Rico. We agreed to settle the Linden investigation by paying a fine of £0.7 million in instalments of £0.5 million in 2001 and £0.2 million in 2002.

We spent £25.8 million on tangible fixed assets in 2001 (2000: £26.4 million). This was mostly expenditure on laboratory and computer equipment. Items costing more than £1.0 million in 2001, were the ongoing Oracle computer project which cost £2.3 million and an electrical testing chamber which cost £1.0 million. We anticipate spending £28.5 million on tangible fixed assets in 2002, which includes a new computer system in FTS for £1.8 million and further expenditure on the Oracle system of £1.4 million.

In 2001 we acquired five small businesses for total consideration of £0.2 million and paid deferred consideration of £0.5 million for acquisitions made in prior years. In 2001, we paid £1.0 million to Charterhouse for advisory fees in connection with our acquisition from Inchcape plc in 1996. A further £2.8 million is payable on demand.

In 2001, we paid interest and finance charges of £25.3 million (2000: £23.5 million) on our outstanding borrowings and received interest of £0.4 million (2000: £0.5 million) on cash deposits. These figures exclude interest of £11.7 million (2000: £9.9 million) relating to the Parent Subordinated PIK Debentures, which was funded by further issues of debentures on the interest due dates. We paid dividends of £3.5 million to minority shareholders in 2001 compared to £3.4 million in 2000.

At December 31, 2001, our total borrowings were £348.0 million (2000: £330.9 million) less unamortised debt issuance costs of £6.9 million (2000: £8.5 million). Apart from the Revolving Credit Facility, our borrowings are denominated in currencies other than sterling, and are therefore affected by exchange rate fluctuations. We issued £11.7 million (2000: £9.9 million) of new Parent Subordinated PIK Debentures, which are denominated in U.S. dollars, in lieu of interest payments. In 2001, we made scheduled repayments of £13.0 million (2000: £6.3 million) of our Senior Term A loans. There were no scheduled repayments of the Senior Subordinated Notes or Senior B Loans in 2001. We utilised a further £12.4 million of our Revolving Credit Facility in 2001, increasing our total drawings to £22.4 million (2000: £10.0 million). To date, in 2002 we have repaid £5.9 million of the Revolver, reducing our total drawings to £16.5 million. In 2002, we have scheduled repayments of our Senior Term A loans of £15.6 million, due in equal instalments of £7.8 million in June and December.

On August 9, 2001 we agreed new banking arrangements with our syndicate of senior banks. A new Senior Term C loan of up to £40.0 million has been made available for capital expenditure. The facility can be drawn in U.S. dollars, pounds sterling, Swedish kroner or Euros in tranches of at least £250,000 or the equivalent in non-sterling currencies. The terms of these new facilities also allow up to £10.0 million of the Senior Term C loan to be drawn down to repay the Senior Revolving Credit facility. The Senior Term C loan will be available until June 2004 and will become repayable in December 2005. It carries an interest rate cost of LIBOR plus 2.75 per cent. and a commitment fee of 0.75 per cent. per annum will be paid on the average amount of Senior Term C which is unused. To date, we have used £1.8 million of this facility to fund expenditure on outsourcing projects.

At December 31, 2001 we had issued bonds and guarantees totalling £5.5 million (2000: £4.3 million). These are deducted from our available Revolving Credit Facility. At December 31, 2001 we had £5.2 million of our Revolving Credit Facility and £8.2 million of our Senior Term C facility available to draw.

We anticipate that available cash, cash flows from operations and borrowing availability under our Revolving Credit Facility and Term Loan C will be sufficient to satisfy our present working capital and capital expenditure requirements for the 12 months following the date of this Annual Report. On April 4, 2002 we announced our intention to seek a listing of our shares on the London Stock Exchange by way of an offering of ordinary shares to institutional and professional investors. The offering is intended to take place, subject to market conditions, in the second or third quarter of 2002. If this listing is completed, we anticipate that the funds raised will be used to repay some of our senior debt and improve our liquidity generally. In particular, a reduction in our borrowings will reduce our interest charge in the future.

If the listing does not complete, to the extent that we should desire to increase our financial flexibility and capital resources, or choose or be required to fund future capital commitments from sources other than operating cash or from borrowings under our existing credit facility, we may consider raising additional capital by increasing the credit facility or through the raising of additional equity. There can be no assurance, however, that additional capital will be available to us on acceptable terms, if at all. Our ability to meet our debt repayments in the longer term will depend upon the achievement of our business plan. There can be no assurance that we will generate sufficient cash flow from operations or that future working capital will be available in an amount sufficient to enable us to service our indebtedness, or make necessary capital expenditures.

In order to purchase the business from Inchcape plc, we raised finance in the form of Senior Subordinated Notes, Senior Term Loans and Parent Subordinated PIK Debentures. Subject to the provisions under which these Loans were made, and subject to certain exceptions and applicable law, there are no restrictions on the ability of: (a) the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions, loans or advances to Intertek Finance plc, the subsidiary of the Company which issued the Notes, or (b) the direct and indirect subsidiaries of the Company from paying dividends or making any other distributions, loans or advances to the Company.

We have not violated the covenants set out in our loan agreements.

New Accounting Standards

U.K. Accounting Standards

Financial Reporting Standard 17: Retirement benefits, was issued in December 2000 and contains important changes to the accounting for defined benefit pension schemes. FRS 17 is not fully effective until accounting periods ending on or after 22 June 2003, however we have decided to adopt this standard in our consolidated financial statements for the year ended December 31, 2001 and the prior year figures for 2000, and 1999 have been restated accordingly. The effect of adopting this standard on our operating results was to increase our pension costs by £0.3 million in 2001, £0.8 million in 2000 and £0.4 million in 1999. Other finance income increased by £0.2 million in 2001, £0.2 million in 2000 and £0.3 million in 1999. A pension asset of £0.1 million (2000: £2.3 million) and a pension liability of £1.7 million (2000: £0.5 million) were included in our balance sheet at December 31, 2001.

Financial Reporting Standard 19: Deferred tax, replaces SSAP 15: Accounting for Deferred tax, and was issued in December 2000. The standard is mandatory for accounting periods ending on or after January 23, 2002. We have adopted FRS 19 in our consolidated financial statements for the year ended December 31, 2001 and the prior year figures for 2000, and 1999 have been restated accordingly. The effect of adopting this standard on our tax charge was to increase the charge by £0.1 million in 2001 and, £0.2 million in 2000 and to reduce the charge by £0.1 million in 1999.

U.S. Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141") and No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 applies to all business combinations initiated after June 30, 2001 and requires that such combinations be accounted for using the purchase method of accounting. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortised but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortised over their useful lives. The amortisation and non-amortisation provisions of SFAS 142 apply to all goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS 142 effective January 1, 2002. Because of the extensive effort needed to comply with adopting SFAS 141 and 142, it is not practicable to reasonably estimate the impact of adopting these Statements on the Company’s financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying value of the related long-lived asset. Over time, the liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Company is required to adopt SFAS 143 effective January 1, 2003. We are currently evaluating the effect, if any, the adoption of SFAS 143, including the transitional provisions, will have on the results of operations and financial position.

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, addresses financial accounting and reporting for the impairment or disposal of long lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that Statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Statement is to be applied prospectively. Early adoption is permitted. We have not yet determined the impact, if any, the adoption of this standard will have on our financial position or results of operations.

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

We set out below the names, ages and positions of the directors of the Company at April 15, 2002.

Name	Age	Position

Vanni Treves	61	Non-Executive Chairman
Richard Nelson	59	Chief Executive Officer
William Spencer	42	Senior Vice President and Chief Financial Officer
David Allvey	57	Non-Executive Director
Simon Drury	44	Non-Executive Director
Ross Sayers	60	Non-Executive Director
Stuart Simpson	45	Non-Executive Director

Vanni Treves became a non-executive director of the Company in January 2001 and Chairman on April 1, 2001. Mr. Treves was educated at University College, Oxford and the University of Illinois. He has been a partner of Macfarlanes Solicitors since 1970 during which time he also served as Senior Partner. Mr. Treves serves as Chairman of a number of other institutions, including Equitable Life Assurance Society, London Business School Trust Company Limited and Channel Four Television Corporation.

Richard Nelson became a director and Executive Chairman of the Company in 1996. He became Chief Executive Officer on April 1, 2001. Before the acquisition of ITS from Inchcape plc, Mr. Nelson had been the President and Chief Executive Officer of Inchcape Testing Services since 1987. Prior to this, he was a director of Transcontinental Services from 1972 and Chief Executive from 1982 to the date of its acquisition by Inchcape in 1984. Mr. Nelson was retained as Chief Executive of Transcontinental by Inchcape and was nominated to the same position in 1987 when Inchcape combined Transcontinental with its consumer goods testing and minerals testing businesses to form Inchcape Testing Services. He was educated at Rugby School and Sorbonne University. He qualified as a Chartered Accountant and then attended the London Business School, where he graduated in 1969 with a Master of Science in Economics.

William Spencer became a director of the Company in 1996. Mr. Spencer joined the Group in 1992 and was appointed Finance Director of Inchcape Testing Services Ltd in 1995 after serving as Chief Financial Officer of Caleb Brett for Europe and Asia. Prior to joining us, he worked for Olivetti UK Limited, Rexam Plc and Centrica Plc in various financial positions. He was educated at the University of Manchester Institute of Science and Technology, where he graduated with a Bachelor of Science with honors in Management Science. He qualified as a Chartered Management Accountant in 1985 and as a Corporate Treasurer in 1989.

David Allvey became a non-executive director of the Company on May 1, 2001. Mr. Allvey studied Civil Engineering at London University and later qualified as a Chartered Accountant working for Price Waterhouse in London. Mr. Allvey was Group Finance Director of B.A.T. Industries Plc until 1997, Chief Operations Officer of Zurich Financial Services from 1998 to 1999 and Finance Director of Barclays Bank plc from 1999 to 2000 until the beginning of 2001. He is a non-executive director of Costain Group plc and Britannic Assurance plc. Mr. Allvey was a non-executive director of McKechnie for seven years and has been a member of the United Kingdom Accounting Standards Board since 1994.

Simon Drury became a non-executive director of the Company in 1998. Mr. Drury earned a Masters in Business from Cranfield University. He worked as a Chemical Engineer in the engineering industry for 5 years before joining Cinven as an Investment Manager. He joined Charterhouse in 1988 and became a director in 1994.

Ross Sayers became a non-executive director of the Company on April 1, 2002. Mr. Sayers is currently Chairman of Innogy plc and Chairman designate of Associated British Ports plc. He was previously Chief Executive Officer of China Light & Power (Hong Kong). Mr. Sayers is a qualified Chartered Accountant.

Stuart Simpson became a non-executive director of the Company in 1996. Mr. Simpson earned a Masters in Business from the London Business School and is also a Chartered Engineer. He worked in civil engineering project management for five years before joining 3i plc, the U.K. venture capital house. He joined Charterhouse in 1985 and became a director in 1988. He has been responsible for many investments in large management buyout and development capital transactions.

Other senior management

We set out below the names, ages and positions of our key employees at April 15, 2002.

Name	Age	Position

Raymond Kong	54	Executive Vice President
Martin Lea	44	Executive Vice President
Robert Dilworth	40	Vice President
Gösta Fredriksson	55	Vice President
John Hannaway	47	Vice President
John Hodson	40	Vice President
Bernard Leroy	51	Vice President
Albert Lo	49	Vice President
Mark Loughead	42	Vice President
Nigel Lucas	45	Vice President
Dennis Roth	59	Vice President
Henry Yeung	45	Vice President
Brian Pitzer	50	Vice President and Human Resources Director
Martin Black	52	Company Secretary

Raymond Kong became an Executive Vice President of ITS in January 1998 and is the Chief Operating Officer of Labtest. He was one of the founders of the Labtest division and has been with us for over 25 years. Mr. Kong was responsible for creating the global Labtest networks and service diversification. He was appointed Regional Director responsible for Quality Systems East in 1991. He also serves on a number of advisory committees for The Government of The Hong Kong Special Administrative Region.

Martin Lea joined us in October 2001 as Executive Vice President with responsibility for ETL SEMKO world-wide. Before joining us, Mr. Lea worked in the telecommunications sector, most recently as President of Global Crossing UK Limited in the United Kingdom and prior to that as Managing Director of Racal Telecommunications Limited. Mr. Lea was educated at Kingston University in the United Kingdom where he obtained a 1st Class Honours degree in Business Studies.

Robert Dilworth was promoted to Vice President of ITS in January 1999 with responsibility for the FTS division globally. Mr. Dilworth joined us in 1978 as a chemist/inspector with Caleb Brett. He was appointed Director of Environmental services in the United Kingdom in 1988 and further promoted to Regional Director Environmental, Europe, Africa and Middle East in 1994. After a break of service from September 1997 to September 1998 when he worked for BSI, he rejoined us as Managing Director of Intertek Testing Services International Limited. Mr. Dilworth studied at Manchester University where he earned a Masters in Business Administration.

Gösta Fredriksson became Vice President of ITS in January 1998 with responsibility for ETL SEMKO in Europe, Africa and the Middle East. Mr. Fredriksson was head of Safety Testing in Semko, where he had been since 1962, when we acquired it in 1994. He has participated in the development of European certificate schemes such as CCA, Key-mark, LOVAG, IECEE-CCB and CCB-FCS.

John Hannaway became Vice President of ITS in January 1998 with responsibility for Caleb Brett in Asia. Mr. Hannaway was based in Australia until January 2001 when he relocated the Regional Head Office to Singapore. He joined us in 1992 as Managing Director of Caleb Brett Australia and became General Manager in 1993. Prior to joining us, Mr. Hannaway spent three years as divisional manager for SGS Redwood Australia Pty Limited.

John Hodson became Vice President of ITS in January 1998. From 1998 until the end of 2001 he was based in Houston and was responsible for Caleb Brett in the Americas. On January 1, 2002 Mr. Hodson returned to the United Kingdom and assumed responsibility for Caleb Brett in Europe, Africa and the Middle East. Mr. Hodson joined the Group in 1986 as Regional Manager in West Africa, and having spent time working in the United Kingdom, Dubai and Singapore, was promoted to Vice President of Caleb Brett Asia in 1995. Prior to joining us, Mr. Hodson spent four years with Core Laboratories in West Africa, establishing laboratory testing facilities for the oil exploration sector.

Bernard Leroy became Vice President of ITS in January 2000 with responsibility for Labtest in Europe, Middle East and Africa. He joined us in 1992 as General Manager of ITS Labtest France. Prior to joining us, Mr. Leroy worked as Quality Assurance Manager at Upjohn Co and founded Sigma Controle, a French leader in Inspection and Technical services to retailers. We acquired Sigma Controle in 1992. Mr.. Leroy was educated at the University of Paris, where he obtained a Master of Sciences in Biochemistry and a degree in Applied Statistics.

Albert Lo became Vice President of ITS in January 1998 with responsibility for Labtest Asia. He also leads the global textiles operations of Labtest. Mr. Lo joined us in 1988 as head of the textile laboratory in Hong Kong. Mr. Lo was educated at the University of Leeds in the United Kingdom for a Master of Science. Before joining us, Mr. Lo had worked in quality assurance for a buying office based in the Asia Pacific region.

Mark Loughead became Vice President of ITS in January 1998. Until the end of 2001 he was based in the United Kingdom and was responsible for Caleb Brett in Europe, Africa and the Middle East. From January 1, 2002 Mr. Loughead relocated to Houston and assumed responsibility for Caleb Brett in the Americas. Mr. Loughead joined us in 1988 as Operations Manager of Caleb Brett in Aberdeen. He was promoted to his present position following a period as Scottish Regional Manager. Prior to joining us, Mr. Loughead spent 13 years at Inspectorate including six years in the Middle East.

Nigel Lucas became Vice President of ITS in November 2000 with responsibility for compliance. He joined us in 1980 as a chemist/surveyor in the Caleb Brett division. He became head of Quality Assurance in Caleb Brett in 1986 and became General Manager in charge of its UK upstream and downstream inspection and testing activities in 1989. From 1997, he was responsible for global inspection and certificate issuance in the FTS division. Mr. Lucas was educated at Hull University and earned a Masters in Business from Warwick University. Before joining us, he was a deck officer with Blue Star Ship Management.

Henry Yeung became Vice President of ITS in January 1998 and currently he is responsible for Labtest operations in Greater China (Hong Kong, Taiwan and China). He was responsible for Labtest Americas in 2001. Mr. Yeung joined us in 1977 and has worked in Hong Kong, Taiwan and China. Mr. Yeung is a Chartered Colourist, a Fellow of the Society of Dyers and Colourist and a Licentiate of the Textile Institute. He has a Masters in Business Administration from the University of East Asia and a Master of Science from the University of Warwick.

Dennis Roth joined ITS in March 2002 as Vice President with responsibility for ETL SEMKO in the Americas. Prior to joining us Mr. Roth worked in the telecommunication sector, most recently as President and Chief Executive Officer of ViaGate Technologies in the United States and prior to that as Chairman and Chief Executive Officer of Fidelity Holdings and Vice President and Managing Partner of AT&T Solutions in the United States. Mr. Roth was educated at the Polytechnic Institute of New York where he obtained a Master of Science in Industrial Management and at Seton Hall University where he obtained a Doctorate of Jurisprudence in Law.

Brian Pitzer became Vice President and Human Resources Director of ITS in September 1996. Mr. Pitzer joined us in March 1990 and developed the human resources function in the Americas region. He also addressed the human resources issues of acquisitions and organic growth in the region through the mid 1990's. Mr. Pitzer is responsible for ITS leadership development programmes world-wide. Prior to joining us, he spent 14 years at NCR Corporation in a variety of management positions in both field and corporate settings.

Martin Black is Company Secretary with responsibility for company secretarial and legal matters throughout ITS. He joined ITS in November 2001. Before joining us, he managed his own business for three years. From 1976 to 1998, Mr. Black was in house lawyer and Company Secretary for a number of organisations operating in the Lloyds insurance market. These included positions at Stewart Wrightson. Schroders and Sedgwicks. Mr. Black graduated with an honours degree in law from the University of Edinburgh in 1972 and qualified as a solicitor in Scotland in 1974.

Compensation

In 2001, we paid approximately £0.8 million to our five directors who held office during the year, which included contributions made to their pension plans of approximately £0.1 million. For the year ended December 31, 2001, our highest paid director received approximately £0.5 million and pension plan contributions of approximately £0.1 million. We pay the employers of our non-executive directors for the services of each non-executive director. We do not pay our executive directors for serving as directors.

Excluding the directors, we paid approximately £2.6 million to the 14 key officers for the year ended December 31, 2001 which included contributions made to their pension plans of approximately £0.2 million. Key officers are also entitled to receive annual bonuses of up to 50 per cent. of their base salary on achieving certain financial targets.

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

Audit Committee

The members of our Audit Committee are Messrs. Allvey, Drury, Simpson, and Treves, all of whom are non–executive directors. The Committee meets at least three times a year and the Chief Financial Officer, Vice President of Compliance, internal auditors and external auditors are invited to attend. The main duties of the Audit Committee are to ensure that the financial performance of the Group is properly monitored and reported on, to review the financial statements, to monitor internal control systems and to make recommendations to the Board concerning the appointment and remuneration of the auditors.

Remuneration Committee

The members of our Remuneration Committee are Messrs. Allvey, Drury, Simpson, and Treves, all of whom are non–executive directors. The Committee meets at least twice a year and the Chief Executive Officer and Human Resource Director are invited to attend. The Committee’s responsibilities include consideration of service agreements, approval of remuneration for all employees earning more than £60,000 per annum (or local currency equivalent), and the operation of our Share Option Scheme.

Employees

The table below shows the number of full-time employees in each division at the end of each of the years 2001, 2000 and 1999.

Employees by division	1999	2000	2001
	Number	Number	Number

Caleb Brett	3,999	4,587	4,901
ETL SEMKO	1,425	1,594	1,740
Labtest	2,272	2,605	2,872
Foreign Trade Standards	909	749	817
Central overheads	29	33	34

Continuing operations	8,634	9,568	10,364
Discontinued operations	809	—	—

Total	9,443	9,568	10,364

In 2001, as part of a restructuring of ETL SEMKO's business in the United States which was implemented with a view to reducing costs and centralising the management of this business the work force in the United States was reduced by six per cent. (52 employees). Also in 2001, As part of a restructuring of Caleb Brett's operations in the Americas in 2001, Caleb Brett reduced its headcount by 127 employees. These redundancies were made selectively, and primarily involved employees involved in positions requiring less advanced technical skills.

In 1999, following the cancellation of the Nigerian pre-shipment inspection programme, we restructured the FTS division and reduced the number of employees. In 2000, we sold the Technical Services division of FTS which further reduced employee numbers.

The table below shows the number of full time employees in each geographic area at the end of each of the years 2001, 2000 and 1999.

Employees by geographic area	1999	2000	2001
	Number	Number	Number

Americas	2,805	2,856	2,681
Europe, Africa and Middle East	2,683	2,816	3,172
Asia and Far East	3,146	3,896	4,511

Continuing operations	8,634	9,568	10,364
Discontinued operations	809	—	—

Total	9,443	9,568	10,364

In 2001 we increased our headcount by 796 or 8.3 per cent. to 10,364. The largest increase was in Asia, particularly in China where both Labtest and ETL SEMKO extended their operations. Headcount in the United States was reduced due to restructuring in ETL SEMKO and in Caleb Brett. In 2000 we increased our headcount in continuing operations by 934 or 10.8 per cent. to 9,568.

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

Share ownership

Our directors and their immediate families and senior management who held Shares in the Company as of April 15, 2002 are shown below:

	Number of Ordinary ‘A’ Shares	Percentage of total shares outstanding in that class	Number of Preference Shares

Simon Drury	89,072	0.13%	1,621	(1)
Stuart Simpson	122,071	0.18%	2,448	(1)

	Number of Ordinary ‘B’ Shares

David Allvey	100,000	0.86%
Richard Nelson	3,632,514	31.37%
William Spencer	993,201	8.58%
Vanni Treves	100,000	0.86%
Senior Management	4,199,085	36.27%

(1) Number of Preference shares held is less than 1 per cent. of the total Preference shares outstanding.

Share Option Scheme

On March 1, 1997, we adopted a Share Option Scheme for senior management to encourage their participation in our future growth.

The following table shows options for C shares in the Company outstanding at April 15, 2002.

Number of options outstanding	Subscription price per share		Exercisable between

1,554,088	10	p	March 1, 2000	March 1, 2004
241,412	10	p	December 31, 2000	December 31, 2004
29,515	10	p	June 1, 2001	June 1, 2005
70,834	10	p	December 31, 2001	December 31, 2005
76,739	10	p	June 1, 2002	June 1, 2006
29,515	10	p	December 31, 2002	December 31, 2006
82,640	10	p	March 31, 2003	March 31, 2007
330,566	140	p	December 31, 2003	December 31, 2007
82,638	140	p	November 1, 2004	November 1, 2008
224,312	140	p	December 1, 2004	December 1, 2008
159,030	see below		March 28, 2005	March 28, 2009

On March 28, 2002, we granted 159,030 options to subscribe for C shares of the Company at a subscription price which will be the greater of the value of the Company's shares on admission to the London Stock Exchange or the market value of the Company as determined by the Directors.

At April 15, 2002, none of our directors held any options to subscribe for Ordinary Shares of the Company. At that date, key officers held 613,537 options to subscribe for C Shares of the Company representing 0.71 per cent. of the equity on a fully diluted basis.

On November 1, 2001 options for B shares were granted to a key officer. The following table shows options for B Shares in the Company outstanding at April 15, 2002.

Number of options outstanding	Subscription price per share		Exercisable between

87,000	140	p	November 1, 2004	November 1, 2008

On August 9, 2001, the Company established the Intertek Testing Services Limited Employee Share Ownership Trust ("ESOT") for the purpose of attracting, retaining and motivating employees of companies within the Group. The assets, liabilities, income and costs of the ESOT have been incorporated into the Group’s financial statements. At December 31, 2001 the ESOT held 91,000 Ordinary ‘B’ shares of the company purchased at £1.40. Of these shares, 87,000 are subject to the share options described above. At December 31, 2001 the trust had borrowings of £127,400. The total ESOT costs charged to the Group Income Statement for the year ended December 31, 2001 was £12,000 of which £3,000 was net interest expense.

Item 7:     Major Shareholders and Related Party Transactions

Major shareholders

At April 15, 2002, the share capital of the Company (the "Ordinary Shares") was divided into 69,172,061 Ordinary A Shares of 1 pence each (the "A shares"), 11,578,635 Ordinary B Shares of 1 pence each (the "B Shares"), 2,951,417 Ordinary C Shares of 1 pence each (the "C Shares"), and 7,110,713 Ordinary D Shares of 1 pence each (the "D Shares"). 69,172,061 of the A Shares and 11,578,635 of the B Shares have been allotted, called up, fully paid and outstanding. None of the C Shares and D Shares have been issued. In addition, the Company has 105,478,482 Zero Coupon Redeemable Preference Shares of £1 each (the "Preference Shares"), all of which have been allotted, called up, fully paid and outstanding.

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

Shareholders who hold more than 5 per cent. of the Ordinary Shares in the Company and the holdings of Former Directors and Officers as of April 15, 2002 are shown in the table below:

Name	Number of A shares held	Number of B shares held	Percentage of total share capital (a)

Charterhouse Capital Limited (b)	35,359,397	—	43.79

Charter Intertek LLC (c)	11,344,281	—	14.05

Abu Dhabi Investment Authority	6,001,169	—	7.43

Directors and Officers as a group	211,143	9,024,800	11.44

Former Directors and Officers as a group	—	2,466,835	3.05

	52,915,990	11,491,635	79.76

(a)      This table does not reflect the issuance of C Shares (which are reserved for issue to employees) upon the exercise of options granted to management or the issuance of D Shares upon the exercise of the Warrants issued to certain financial institutions, including BT Investment Partners, Inc., in connection with their purchase of the Parent Subordinated PIK Debentures. Upon the exercise of the share options, and the Warrants, directors and officers as a group will own 10.94 per cent. and the Warrant holders as a group will own 13.93 per cent. of the fully diluted ordinary shares of the Parent. See "Warrants" below.

In addition, the table does not reflect the issuance of 105,478,482 Preference Shares of the Parent purchased by Charterhouse and other financial institutions as described below.

(b)      These shares are held by subsidiaries of Charterhouse Capital Limited on behalf of Charterhouse Capital Partners V, a fund comprising limited partnerships, of which Charterhouse General Partners Limited is the general partner, and unit trusts, of which an associated Charterhouse company is the manager, and on behalf of the Charterhouse co-investment schemes.

(c)      A subsidiary of the membership interests in Charter Intertek LLC are owned by Charterhouse Equity Partners II,LP. The general partner of Charterhouse Equity Partners is CHUSA Equity Investors II, LP., whose general partner is Charterhouse Equity II, Inc., a wholly owned subsidiary of Charterhouse Group International, Inc.

Zero Coupon Redeemable Preference Shares

On a return of capital on a winding up, the Preference Shares rank senior to the Ordinary Shares of the Company, but not otherwise. No dividends are payable on the Preference Shares. The Preference Shares will be mandatorily redeemed on November 8, 2009. The Company is required upon the written request from holders of 30 per cent. or more of the Preference Shares to redeem all of those shares in issue from any source of funds legally available for that purpose. No redemption, however, may be made to the extent prohibited by the terms of certain credit agreements, bonds and debentures to which we are subject, and which contain prohibitions or restrictions on redemptions. Holders of Preference Shares are entitled to receive notice of but not attend and vote at general meetings, except that they can attend and vote on any resolution regarding the winding-up of the Company, a reduction in the Company’s capital or on modification of the rights and restrictions attached to the Preference Shares.

Warrants

The Warrants acquired in connection with the purchase by certain financial institutions, including BT Investment Partners, Inc., of Parent Subordinated PIK Debentures confer the right to subscribe to 13.93 per cent. of the fully diluted ordinary share capital of the Company. The Warrants will be exercisable only upon sale in connection with the acquisition by a person (other than a person who has funds managed by Charterhouse or any other member of Charterhouse’s wholly-owned group) of more than 50 per cent. of the Ordinary Shares of the Company (calculated excluding Ordinary Shares underlying the Warrants) or the unconditional granting of permission for any of the Ordinary Shares of the Company to be dealt in on any recognised investment exchange.

Shareholders’ Agreement

The Company and the holders of A Shares, B Shares and Preference Shares are parties to a Subscription and Shareholders’ Agreement (the "Shareholders’ Agreement"). The Shareholders’ Agreement provides that, among other things, without Institutional consent, the Company or its subsidiaries may not take certain actions, including: (i) any amendment to the memorandum or articles of association of the Company or its subsidiaries; (ii) any variation in the authorised or issued share capital (or the rights attaching to it or any class of it) of the Company or its subsidiaries or the creation of any options or other rights to subscribe for or to convert into shares in such a company or the purchase (by the Company or its subsidiaries) of any shares in the capital of such a company; (iii) the declaration or distribution of any dividend or other payment out of the distributable profits or reserves of the Company or its subsidiaries or the reduction of any other reserve of the Company or its subsidiaries; (iv) the transfer of any shares in the capital of the Company or its subsidiaries; (v) the sale, transfer, leasing, licensing or disposal by the Company or its subsidiaries (otherwise than in the normal course of business) of all or a substantial part of its business, undertaking or assets whether by a single transaction or series of transactions, related or not; (vi) the entry into negotiations concerning the sale of shares in the Company or its subsidiaries or of any material part of the business or assets of the Company or its subsidiaries, the refinancing of the Company or its subsidiaries, or the making of any application or submission of any business plan to any person with a view to attracting additional or substitute finance for the Company or any part of it; (vii) anything which is of a material nature (in the context of the Group as a whole) and not in the normal course of business; (viii) the entry into any new borrowing facility (other than the Credit Agreement) by the Company or its subsidiaries, the variation of the terms of any borrowing facilities or the issue or redemption of any loan capital and (ix) certain arrangements with affiliates.

The Company is not directly or indirectly owned or controlled by any government.

Other than a reorganisation to interpose a new holding company above the Company in anticipation of a listing on the London Stock Exchange, we are not aware of any arrangements that might result in a change of control of the Company.

Related party transactions

In connection with our acquisition from Inchcape plc, we are required to pay a one-off acquisition advisory fee of £3.8 million to Charterhouse. £1.0 million was paid to Charterhouse in 2001, the remaining £2.8 million is payable on demand when cash reserves permit. Charterhouse or funds managed by it may, from time to time, provide financial advisory services for which it will receive appropriate fees and expenses.

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

Item 8:     Financial Information

Consolidated Statements and Other Financial Information

Our Consolidated Financial Statements dated April 17, 2002, are included in Item 19 to this Annual Report.

Legal proceedings

One characteristic of our business is that we are regularly involved in a large number of claims and proceedings relating to services we have performed. A number of these claims arise in the context of a dispute between the parties to a commercial transaction in which we have provided testing, inspection or certification services. Often, our role in the transaction will be incidental to the underlying dispute but the claim will be notified to us in order to toll the relevant statute of limitations period in respect of such claim. In addition, because the underlying commercial transaction can be of significant value, the claims notified to the us can allege damages in significant amounts. We have historically been successful in dismissing or settling claims that have been notified to us in connection with our continuing operations for considerably lower amounts than those originally claimed.

We have instituted compliance procedures intended to minimise the possibility of employee misconduct or mistake that could give rise to claims and to ensure that any such misconduct or mistake is detected promptly so that appropriate action may be taken. These include a zero tolerance policy in regard to any breaches of ethics. Breach of our code of ethics will result in disciplinary action, including dismissal, being taken against the employee concerned. An independent telephone hotline has been set up for most divisions so that staff may report anonymously any inaccurate or unethical work practices. (see Item 4: Information on the Company, Compliance).

In November 2001, we published an internal operating procedure for the reporting of claims, which formalised procedures that were largely already in place. Claims are managed across the Group by our claims manager. Whenever we receive notice of a claim or dispute, the matter is referred to the claims manager’s office which takes control of the conduct of the claim. All claims or incidents of which we are aware that we consider could reasonably give rise to a claim are reported to our insurers so that insurance cover is available wherever possible. A report of active claims is presented to the Audit Committee each time it meets.

In addition to adopting stringent compliance procedures, we have exited certain businesses, such as Environmental Testing, that had historically given rise to substantial claims.

We endeavour to maintain insurance against potential claims, but there can be no assurance that claims brought against us will be covered by insurance, particularly where fraud is alleged, or that such insurance, if available, will be sufficient to fully cover the damages or other expenses which we may be required to pay.

We account for potential liabilities ensuing from claims in accordance with Financial Reporting Standard 12: Provisions, contingent liabilities and continent assets. We make a provision in our financial statements for claims once an obligating event, such as a court decision or settlement has occurred and when the amount of the liability can be reasonably estimated and when we are reasonably certain that the liability will crystallise. We are not party to any legal proceedings other than ordinary litigation incidental to the conduct of our business and those set out below. We believe that the cost to ITS of an unfavourable outcome arising from any such ordinary litigation is unlikely to have a material adverse effect on our financial position in the foreseeable future.

Investigations by the U.S. Environmental Protection Agency

Two of our subsidiary corporations have been involved in investigations by the U.S. Environmental Protection Agency ("EPA"). Details of each investigation and related matters are given below:

Caleb Brett USA, Inc. – Puerto Rico

Caleb Brett USA, Inc. was informed in June 1998 that an investigation is underway by the U.S. Department of Justice Environmental Crime Section of certain practices at its Puerto Rico facility. The investigation related to events in 1997 and prior, is on going, and we are unable to predict the outcome or estimate the cost of any civil or criminal penalties that may arise. On the basis of currently available information, we consider that the costs to ITS of any civil and criminal penalties arising from this investigation are unlikely to have a material adverse effect on the financial position of ITS in the foreseeable future.

Intertek Testing Services Environmental Laboratories, Inc. – Richardson, Texas

One of our subsidiary companies, Intertek Testing Services Environmental Laboratories, Inc. ("ITS Environmental") was until recently under investigation by the EPA in the United States.

On October 5, 2001, ITS Environmental, which ceased all commercial operations in 1998 , reached a settlement with the United States Department of Justice, fully resolving all criminal litigation against ITS at our Richardson, Texas facility. The settlement related to tests conducted between 1994 and 1997 by former ITS Environmental employees in a facility in Richardson Texas. Some of the testing procedures were found to be irregular by ITS Environmental’s own quality control and in January 1998 were promptly reported to the EPA.

In February 2002, the court confirmed the terms of this settlement. ITS Environmental pleaded guilty to a conspiracy and will pay a fine of $4.5 million in April 2002 and $1.5 million in each of the next three years to the U.S. Government, for a total of $9.0 million (£6.2 million). A provision for £6.2 million was made in our financial statements for the year ended December 31, 2001.

On March 25, 2002, ITS and ITS Environmental reached an agreement with the United States Department of Justice to settle the civil investigation arising from the same matter. Under the terms of the settlement, ITS Environmental will pay a fine of $8.7 million (£6.1 million), in instalments of $5.0 million in May

2002, $1.5 million in March 2003, $1.5 million in February 2004 and $0.7 million in August 2004. The provision for £6.1 million was made in our financial statements for the year ended December 31, 2001.

To date, three former customers of ITS Environmental have filed lawsuits arising from laboratory analyses performed under contracts with those customers and other claims may be filed. These claims have been dismissed without prejudice and we believe that any potential liability in the future is covered by insurance.

On September 20, 2000, the U.S. Department of Justice announced that a Federal Grand Jury in Dallas, Texas returned an indictment against thirteen persons who were formerly employed by ITS Environmental in Richardson, Texas. Prior to the commencement of the trial, four of the former employees under indictment pled guilty to making a false demand to the United States, which is a misdemeanor, and one of the former employees under indictment pled guilty to conspiracy to commit mail fraud, which is a felony. On November 19, 2001, each of the eight defendants who went to trial was found not guilty on all counts.

On March 23, 2001, a complaint was filed in Marshall, Texas, by 418 individual plaintiffs against ITS Environmental and thirteen former employees seeking $80 million in damages. On December 18, 2001, the federal court issued an order dismissing the complaint against all parties. On January 3, 2002, plaintiffs filed a motion for reconsideration. On April 3, 2002 the court denied this motion, leaving the plaintiffs 30 days to appeal against this judgement. We believe that the risk of any material adverse effect to our results of operations or financial position resulting from this case is remote.

In 2001, we received £0.7 million from our insurers in reimbursement of a third party settlement and costs incurred in connection with the civil investigation at Richardson. In February 2002, we received a further reimbursement of £2.7 million which represented costs incurred to September 2001. We will be seeking recovery of costs incurred from December 2001 onwards and also recovery of the civil fine. Provision for these potential recoveries has not been included in our financial statements.

We have notified Inchcape plc, our former owners, of the costs incurred and settlements agreed and are pursuing possible rights of recovery against them under the Share Purchase Deed. No provision for any such recovery is included in our financial statements.

ITS Belgium NV

In 1998, ITS Belgium NV purchased Van Sluys & Bayet NV ("VSB"). At the time of purchase, it was known that VSB could be prosecuted as a result of the actions in 1995 of an employee, Mr. R Bastin, who left the company in 1996. On April 5, 2001, a court in Belgium found VSB, Mr. Bastin and other parties (not related to VSB) guilty of fraudulent practices with regard to a quantity of gas oil and judgement was entered for an amount of up to Euros 5.2 million (£3.2 million) in lost excise duty, penalties and a fine. An appeal has been filed against this judgement. A second case was filed against some of the parties to the original proceedings, including VSB, with a Belgian court on November 5, 2001 for similar infringements, committed in 1994 and 1995. VSB, Mr. Bastin and other parties may be jointly and severally liable for an amount of up to Euros 4.8 million (£3.0 million) in lost excises, penalties and a fine. VSB has minimal assets and we believe that these claims against VSB will be ultimately resolved in a manner that will not have a material adverse effect on ITS. However we can give no assurance that this will be the case.

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

The purpose of the Company is to perform any and all corporate activities permissible under the Companies Act 1985 and are set forth in detail in Clause 3(1) to 3(13) of the Memorandum of Association of the Company.

Article 106 of the Articles of Association of the Company ("the Articles") provides that, as long as he has disclosed to the directors the nature and extent of any material interest of his and, unless an Institutional Director, obtained Institutional Consent, a director may vote as a director on any resolution concerning any matter in which he has, directly or indirectly, an interest or duty. And an interested director shall not, by reason of his office, be accountable to the Company for any benefit realised through any such contract or arrangement. No provision is made in the Articles for directors to vote compensation to themselves or any members of their body under any circumstances. Directors of the Company are not required to own shares of the Company in order to serve as directors. Directors are empowered by the Memorandum and Articles to borrow funds, but that power is effectively limited by the Credit Agreement, the Indenture of the Notes and the Debentures. Directors are not required by the Articles to retire on reaching any age.

Rights of holders of shares can only be varied by passing resolutions with a 75 per cent. majority at General Meetings of holders of the share class. The directors may call annual and extraordinary meetings as they see fit. Shareholders may also requisition a general meeting pursuant to the provisions of the English Companies Act 1985. Rights of admission and voting at general meetings attach to each class of share and are described elsewhere in this Annual Report. Share transfers that would result in a change of control may not be registered unless an Approved Offer is made. This imposes various requirements to be met including keeping the offer open for twenty-one days and the offer having Institutional Consent. Full details are set out in Article 46 of the Articles.

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

Taxation

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the material United States federal income tax consequences of the ownership of Notes. Except where noted, it deals only with Notes held as capital assets by United States Holders, as defined below, and does not deal with special situations, such as those of dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities, persons holding Notes as a part of a hedging, integrated or conversion transaction, constructive sale or a straddle or United States Holders of Notes whose "functional currency" is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions made under the Code, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.

If a partnership holds Notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Any holder that is a partner of a partnership holding Notes is urged to consult its own tax advisor.

A "United States Holder" of a Note means a holder that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organised in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust (x) that is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A "Non-United States Holder" is a holder that is not a United States Holder.

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

Market discount

If a United States Holder purchases a Note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as "market discount" for United States federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a United States Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition, of a Note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such Note at the time of such payment or disposition. In addition, the United States Holder may be required to defer, until the maturity of the Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Note.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the United States Holder elects to accrue on a constant interest method. A United States Holder of a Note may elect to include market discount in income currently as it accrues (on either a ratable or constant interest method), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the U.S. Internal Revenue Service.

Amortisable bond premium

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

Sale, exchange, retirement or other disposition of the Notes

A United States Holder's tax basis in a Note will, in general, be the United States Holder's cost therefor, increased by any market discount previously included in income by the United States Holder and reduced by any amortized premium and any cash payments on the Note other than stated interest. Upon the sale, exchange, retirement or other disposition of a Note, a United States Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued stated interest not previously included in income, which will be taxable as ordinary interest income) and the adjusted tax basis of the Note. Except as described above with respect to market discount, such gain or loss will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductability of capital losses is subject to limitations.

Information reporting and backup withholding

In general, information reporting requirements will apply to certain payments of principal, interest and premium paid on Notes and to the proceeds of sale of a Note made to United States Holders other than certain exempt recipients (such as corporations). A backup withholding tax will apply to such payments if the United States Holder fails to provide a taxpayer identification number or certification of foreign or other exempt status or fails to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a United States Holder’s United States federal income tax liability provided the required information is furnished to the IRS.

Non-United States Holders

As stated above, it is unclear whether the interest income on a Note will constitute foreign or United States source income for United States federal income tax purposes. Consequently, the Issuer will withhold United States federal income tax at a rate of 30 per cent. on any interest payment made to a Non-United States Holder unless such interest qualifies as "portfolio interest" under the Code or is otherwise exempt from withholding as described below.

Under present United States federal income and estate tax law, and subject to the discussion below concerning backup withholding:

(a)      no withholding of United States federal income tax will be required with respect to the payment by the Issuer or any paying agent of principal or interest of a Note owned by a Non-United States Holder, provided (i) that the Non-United States Holder does not actually or constructively own 10 per cent. or more of the total combined voting power of all classes of stock of the Issuer or Testing Holdings USA Inc. entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder, (ii) the Non-United States Holder is not a controlled foreign corporation that is related to the Issuer or Testing Holdings USA Inc. through stock ownership, (iii) the Non-United States Holder is not a bank whose receipt of interest on a Note is described in section 881(c)(3)(A) of the Code and (iv) either (A) the Non-United States Holder provides its name and address on an IRS Form W-8BEN (or successor form), and certifies, under penalty of perjury, that it is not a United States person or (B) if the Non-United States Holder holds its notes through certain foreign intermediaries or certain foreign partnerships, it satisfies the certification requirements of applicable United States Treasury regulations. Special certification rules apply to certain Non-United States Holders that are entities rather than individuals;

(b)      the 30 per cent. U.S. federal withholding tax generally will not apply to any gain that a Non-United States Holder realises on the sale, exchange, retirement or other disposition of a Note; and

(c)      a Note beneficially owned by an individual who at the time of death is a Non-United States Holder will not be subject to United States federal estate tax as a result of such individual’s death, provided that such individual does not actually or constructively own 10 per cent. or more of the total combined voting power of all classes of stock of the Issuer or Testing Holdings USA Inc. entitled to vote within the meaning of section 871(h)(3) of the Code and provided that the interest payments with respect to such Note would not have been, if received at the time of such individual’s death, effectively connected with the conduct of a United States trade or business by such individual.

If a Non-United States Holder cannot satisfy the requirements of the "portfolio interest" exception described in (a) above, the Issuer will withhold United States federal income tax at a rate of 30 per cent. on payments of premium, if any, and interest made to such Non-United States Holder unless the beneficial owner of the Note provides the Issuer or its paying agent, as the case may be, with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with the beneficial owner’s conduct of a trade or business in the United States. Alternative documentation may be applicable in certain situations.

If a Non-United States Holder is engaged in a trade or business in the United States and interest on the Note (that is treated as United States source income for United States federal income tax purposes) is effectively connected with the conduct of such trade or business, the Non-United States Holder, although exempt from the withholding tax discussed above, will be subject to United States federal income tax on such interest income on a net income basis in the same manner as if it were a United States Holder. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30 per cent. (or lesser rate under an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, such interest income will be included in such foreign corporation's earnings and profits.

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

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-United States Holder's United States federal income tax liability provided the required information is furnished to the IRS.

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

Interest on the Global Notes

For so long as the Notes are listed on a recognised stock exchange (and the Luxembourg Stock Exchange is so recognised for this purpose), there will be no obligation upon any person by or through whom a payment of interest is made (including the Issuer or any paying agent or any collecting agent) to deduct or withhold on account of United Kingdom income tax from that payment of interest. From April 1, 2001 the paying and collecting agent rules were abolished. Paying and collecting agents can be obliged to provide them with details about interest payments and amounts payable on redemption in respect of quoted Eurobonds, including the amount of the interest and the name and address of the person entitled to it.

In all other cases an amount must be withheld on account of U.K. income tax at the lower rate (currently 20 per cent.), subject to any direction to the contrary by the Inland Revenue under an applicable double taxation treaty.

Proposed European Union Savings Directive

On December 13, 2001 the Council of the European Union published a revised draft directive regarding the taxation of savings income. It is proposed that, subject to a number of important conditions being met, Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments. The terms of the draft directive will not apply, for a limited period of seven years from January 1, 2004, to negotiable debt securities issued before March 1, 2001.

The proposed directive is not yet final, and may be subject to further amendment.

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

Potential application of applicable double tax treaties

Where interest on the Notes has been paid subject to deduction of income tax, holders of Notes who are not resident in the U.K. may be able to recover all or part of the tax deducted if there is an appropriate provision in an applicable double tax treaty. A United States Holder who is entitled to the benefit of the United States/United Kingdom Double Tax Treaty will normally be eligible to recover in full any U.K. tax withheld from payments of interest to which such holder is beneficially entitled by making a claim under the United

States/United Kingdom Double Tax Treaty on the appropriate form. Alternatively, in certain circumstances, a claim may be made by a United States Holder in advance of a payment of interest. If the claim is accepted by the U.K. Inland Revenue, it will authorize subsequent payments to that United States Holder to be made without deduction of U.K. withholding tax. Claims for repayment must be made within six years of the end of the U.K. year of assessment (generally April 5 in each year) to which the interest relates and must be accompanied by the original statement provided by the Issuer when the interest payment was made, showing the amount of U.K. income tax deducted. Because a claim is not considered until the U.K. Inland Revenue receives the appropriate form from the Internal Revenue Service, forms should be sent to the Internal Revenue Service, in the case of an advance claim well before the relevant interest payment date or, in the case of a claim for repayment of the tax, well before the end of the appropriate limitation period. A new U.S./U.K. double tax treaty was signed in 2001 and has not been ratified in the U.S.

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

Item 11:      Quantitative and Qualitative Disclosures about Market Risk

Disclosures about market risks

Our primary market risk exposures are interest rate risk and foreign currency risk. Our exposure to market risk for changes in interest rates relates primarily to our senior debt obligations (senior secured long-term debt and revolving credit facility) upon which interest is paid at variable rates. We use interest rate swap agreements to hedge fluctuations in these variable rates. We are also exposed to changes in foreign currency because most of our long-term debt is denominated in foreign currencies, most significantly the U.S. dollar. We have revenues denominated in various foreign currencies, also predominantly the U.S. dollar. These foreign currency income streams are matched with the foreign currency debt and interest repayments to minimize the foreign currency exposure. We have entered into foreign exchange contracts to hedge (into sterling) firmly committed foreign currency purchases and foreign currency receipts. The purpose of the foreign currency exchange contracts is to lock in the exchange rates. Increases or decreases in our foreign currency firm commitments are partially offset by gains and losses on the hedging instrument. We do not use foreign exchange contracts for trading purposes.

Interest rate sensitivity

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in Sterling equivalents, which is our reporting currency. The instrument's actual cash flows are denominated in U.S. dollar (USD), Swedish kroner (SEK), Euros (EUR), Hong Kong dollars (HKD) and Sterling (GBP) as indicated in parentheses.

2001
	Expected Maturity Date

	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Thereafter	Total	Fair Value

	£m	£m	£m	£m	£m	£m	£m	£m

Liabilities
Revolving advances short-term

Floating rate (GBP)	21.0	—	—	—	—	—	21.0	21.0
Average interest rate (1)	5.8%	—	—	—	—	—

Floating rate (USD)	1.4	—	—	—	—	—	1.4	1.4
Average interest rate (1)	3.7%	—	—	—	—	—

Underlying long term debt (2)

Fixed rate (USD)	—	—	—	—	140.0	—	140.0	148.3
Average interest rate	—	—	—	—	10.3%	—

Fixed rate (USD):PIK Debentures	—	—	—	—	—	100.7	100.7	111.4
Average interest rate (3)	—	—	—	—	—	12.0%

Floating rate (USD)	5.9	12.3	15.8	—	—	—	34.0	34.0
Average interest rate (1)	4.4%	5.8%	7.1%	—	—	—

Floating rate (SEK)	1.1	2.3	14.2	—	—	—	17.6	17.6
Average interest rate (1)	6.7%	7.3%	7.8%	—	—	—

Floating rate (EUR)	0.8	1.6	4.7	—	—	—	7.1	7.1
Average interest rate (1)	5.8%	6.4%	7.0%	—	—	—

Floating rate (HKD)	7.6	15.9	—	—	—	—	23.5	23.5
Average interest rate (1)	4.4%	5.6%	—	—	—	—

Floating rate (CNY)	0.8	—	—	—	—	—	0.8	0.8
Average interest rate (1)	5.9%	—	—	—	—	—

Floating rate (GBP) (5)	—	—	—	1.8	—	—	1.8	1.8
Average interest rate (1)	—	—	—	8.3%	—	—

							347.9	366.9

2001
	Expected Maturity Date

	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Thereafter	Total	Fair Value

	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate swaps

Pay Fixed to Receive Variable (USD)	23.4	17.2	5.5	—	—	—	46.1	(0.4)
Average pay rate	4.4%	4.4%	4.4%	—	—	—
Average interest rate	2.3%	3.5%	4.3%	—	—	—

Pay Fixed to Receive Variable (SEK)	11.1	11.1	5.2	—	—	—	27.4	—
Average pay rate	4.8%	4.8%	4.8%	—	—	—
Average interest rate	4.2%	4.6%	5.1%	—	—	—

Pay Fixed to Receive Variable (HKD)	15.5	5.3	—	—	—	—	20.8	(0.2)
Average pay rate	4.1%	4.1%	—	—	—	—
Average interest rate	2.6%	3.9%	—	—	—	—

							94.3	(0.6)

(1)	The interest rate applicable to the relevant currency is determined based on the inter-bank offering rate plus a spread (not in excess of 2.75% nor lower than 1.25% per year) based on the leverage ratio of the group as defined in the Credit agreement. Rates included in the table represent average rates in effect at December 31, 2001.
(2)	Including current portion.
(3)	This debt is separately itemised due to the fact that interest is capitalised over the life of the debt.
(4)	The receive rates consist of the implied forward borrowing rates in the yield curve at the reporting date.
(5)	This is the drawn down portion of the new Term C Senior Debt of up to £40m.

2000
	Expected Maturity Date

	Dec-01	Dec-02	Dec-03	Dec-04	Dec-05	Thereafter	Total	Fair Value

	£m	£m	£m	£m	£m	£m	£m	£m

Liabilities

Revolving advances short term

Floating rate (GBP)	10.0	—	—	—	—	—	10.0	10.0
Average interest rate (1)	8.0%	—	—	—	—	—

Underlying long term debt (2)

Fixed rate (USD)	—	—	—	—	—	138.1	138.1	141.5
Average interest rate	—	—	—	—	—	10.3%

Fixed rate (USD): PIK Debenture	—	—	—	—	—	87.5	87.5	93.8
Average interest rate (3)	—	—	—	—	—	12.0%

Floating rate (USD)	4.7	5.8	12.1	15.6	—	—	38.2	38.2
Average interest rate (1)	8.2%	8.1%	8.3%	8.7%	—	—

Floating rate (SEK)	1.0	1.2	2.4	15.3	—	—	19.9	19.9
Average interest rate (1)	8.0%	7.2%	7.5%	7.7%	—	—

Floating rate (EUR)	0.6	0.8	1.6	4.6	—	—	7.6	7.6
Average interest rate (1)	7.2%	7.2%	7.3%	7.7%	—	—

Floating rate (HKD)	6.4	7.5	15.6	—	—	—	29.5	29.5
Average interest rate (1)	7.6%	7.7%	7.8%	—	—	—

							330.8	340.5

2000
	Expected Maturity Date

	Dec-01	Dec-02	Dec-03	Dec-04	Dec-05	Thereafter	Total	Fair Value

	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate swaps

Pay Fixed to Receive Variable (USD)	15.6	—	—	—	—	—	15.6	—
Average pay rate	6.3%	—	—	—	—	—
Average receive rate (4)	6.0%	—	—	—	—	—

Pay Fixed to Receive Variable (USD)	21.1	—	—	—	—	—	21.1	(0.1)
Average pay rate	6.5%	—	—	—	—	—
Average receive rate (4)	6.0%	—	—	—	—	—

Pay Fixed to Receive Variable (SEK)	7.7	—	—	—	—	—	7.7	(0.2)
Average pay rate	6.8%	—	—	—	—	—
Average receive rate (4)	5.5%	—	—	—	—	—

Pay Fixed to Receive Variable (EUR)	4.7	—	—	—	—	—	4.7	—
Average pay rate	5.1%	—	—	—	—	—
Average receive rate (4)	4.7%	—	—	—	—	—

Pay Fixed to Receive Variable (HKD)	29.6	—	—	—	—	—	29.6	(0.2)
Average pay rate	6.4%	—	—	—	—	—
Average receive rate (4)	5.7%	—	—	—	—	—

							78.7	(0.5)

(1)	The interest rate applicable to the relevant currency is determined based on the inter-bank offering rate plus a spread (not in excess of 2.75% nor lower than 1.50% per year) based on the ratio of total net indebtedness of the group as defined in the Credit agreement.Rates included in the table represent average rates in effect at December, 31 2000.
(2)	Including current portion.
(3)	This debt is separately itemised due to the fact that interest is capitalised over the life of the debt.
(4)	The receive rates consist of the implied forward borrowing rates in the yield curve at the reporting date.

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

2001
	Expected Maturity Date

	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Thereafter	Total	Fair Value

	£m	£m	£m	£m	£m	£m	£m	£m

Liabilities

Revolving advances short term

Floating rate (USD)	1.4	—	—	—	—	—	1.4	1.4
Average interest rate	3.7%	—	—	—	—	—

Underlying long term debt (a)

Fixed Rate (USD)	—	—	—	—	140.0	—	140.0	148.3
Average interest rate	—	—	—	—	10.3%	—

Fixed Rate (USD)	—	—	—	—	—	100.7	100.7	111.4
Average interest rate	—	—	—	—	—	12.0%

Floating Rate (USD)	5.9	12.3	15.8	—	—	—	34.0	34.0
Average interest rate	4.4%	5.8%	7.1%	—	—	—

Floating Rate (SEK)	1.1	2.3	14.2	—	—	—	17.6	17.6
Average interest rate	6.7%	7.3%	7.8%	—	—	—

Floating Rate (EUR)	0.8	1.6	4.7	—	—	—	7.1	7.1
Average interest rate	5.8%	6.1%	7.0%	—	—	—

Floating Rate (HKD)	7.7	15.9		—	—	—	23.5	23.5
Average interest rate	4.4%	5.6%		—	—	—

Fixed Rate (CNY)	0.8	—	—	—	—	—	0.8	0.8
Average interest rate	5.9%	—	—	—	—	—

							325.1	344.1

Forward exchange agreements

(Receive GBP pay USD)
Contract Amount	9.5						9.5	0.2
Average Contract Exchange Rate	1.43

(Receive EUR pay GBP)
Contract Amount	1.6						1.6	—
Average Contract Exchange Rate	0.62
							11.1	0.2

2000
	Expected Maturity Date

	Dec-01	Dec-02	Dec-03	Dec-04	Dec-05	Thereafter	Total	Fair Value

	£m	£m	£m	£m	£m	£m	£m	£m

Liabilities

Underlying Long Term Debt

Fixed Rate (USD)	—	—	—	—	—	138.1	138.1	141.5
Average Interest Rate	—	—	—	—	—	10.3%

Fixed Rate (USD)	—	—	—	—	—	87.5	87.5	93.8
Average Interest Rate	—	—	—	—	—	12.0%

Floating Rate (USD)	4.7	5.8	12.1	15.6	—	—	38.2	38.2
Average Interest Rate	8.2%	8.1%	8.3%	8.7%	—	—

Floating Rate (SEK)	1.0	1.2	2.4	15.3	—	—	19.9	19.9
Average Interest Rate	8.0%	7.2%	7.5%	7.7%	—	—

Floating Rate (EUR)	0.6	0.8	1.6	4.6	—	—	7.6	7.6
Average Interest Rate	7.2%	7.2%	7.3%	7.7%	—	—

Floating Rate (HKD)	6.4	7.5	15.6		—	—	29.5	29.5
Average Interest Rate	7.6%	7.7%	7.8%	—	—	—

							320.8	330.5

Forward exchange agreements

(Receive GBP pay USD)
Contract Amount	4.2						4.2	0.1
Average Contract Exchange Rate	1.47

							4.2	0.1

Item 12:     Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13:     Defaults, Dividend Arrearages and Delinquencies

None.

Item 14:     Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

PART III

Item 17:     Financial Statements

Not applicable.

Item 18:     Financial Statements

Reference is made to Item 19(a) for a full list of consolidated financial statements filed as part of this

Annual Report.

Item 19:     Exhibits

Exhibit No.		Description
1[1]		Memorandum and Articles of Association of Intertek Testing Services Limited
2.1[2]		Indenture dated as of November 8, 1996 among Intertek Finance plc, Intertek Testing Services Limited, the Subsidiary Guarantors and The Chase Manhattan Bank, as Trustee,relating to 10-1/4% Notes due 2006
2.2[3]		Form of 10-1/4% Senior Subordinated Notes due 2006
2.3[4]		Note Depositary Agreement, dated as of November 8, 1996, between Intertek Finance plc and The Chase Manhattan Bank
2.4[5]		Intercreditor Deed dated November 8, 1996 among Bankers Trust International plc ,Bankers Trust Company and certain other creditors
2.5[6]		Intra-Group Loan Agreement dated November 8, 1996 among Intertek Finance plc and Testing Holdings USA Inc.
2.6[7]		Intra-Group Loan Agreement dated November 8, 1996 among Intertek Finance plc and Yickson Enterprises Limited
3.1[8]		Subscription and Shareholders’ Agreement, dated October 8, 1996 among Intertek Testing Services Limited, certain managers and certain investors
3.2[9]		Supplemental Agreement to a Subscription and Shareholders’ Agreement, dated November 7, 1996 among Intertek Testing Services Limited, certain managers and certain investors
4.1		No material contracts
8	.	A list of our significant subsidiaries within the meaning of Rule 1-02(w) of Regulation S-X is including in the Financial Statement included herein.

1. Previously filed as an exhibit to the Company’s Registration Statement on Form F-4, filed with the Securities and Exchange Commission and incorporated herein by reference.

2. Previously filed as an exhibit to the Company’s Registration Statement on Form F-4, filed with the Securities and Exchange Commission and incorporated herein by reference.

3. Previously filed as an exhibit to the Company’s Registration Statement on Form F-4, filed with the Securities and Exchange Commission and incorporated herein by reference.

4. Previously filed as an exhibit to the Company’s Registration Statement on Form F-4, filed with the Securities and Exchange Commission and incorporated herein by reference.

5. Previously filed as an exhibit to the Company’s Registration Statement on Form F-4, filed with the Securities and Exchange Commission and incorporated herein by reference.

6. Previously filed as an exhibit to the Company’s Registration Statement on Form F-4, filed with the Securities and Exchange Commission and incorporated herein by reference.

7. Previously filed as an exhibit to the Company’s Registration Statement on Form F-4, filed with the Securities and Exchange Commission and incorporated herein by reference.

8. Previously filed as an exhibit to the Company’s Registration Statement on Form F-4, filed with the Securities and Exchange Commission and incorporated herein by reference.

9. Previously filed as an exhibit to the Company’s Registration Statement on Form F-4, filed with the Securities and Exchange Commission and incorporated herein by reference.

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

Independent Auditors’ Report

To the Board of Directors and Shareholders of Intertek Testing Services Limited

We have audited the accompanying consolidated balance sheets of Intertek Testing Services Limited and its subsidiaries (the “Company”) as of December 31, 2000 and 2001 and the related consolidated statements of operations, cash flows, changes in shareholders’ deficit and total recognised gains and losses for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2000 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in conformity with generally accepted accounting principles in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the consolidated results of operations for each of the years in the three year period ended December 31, 2001 and shareholders’ deficit as of December 31, 2000 and 2001, to the extent summarised in Note 30 to the consolidated financial statements.

As discussed in note 1 to the consolidated financial statements, in 2001 the Company adopted the provisions of Financial Reporting Standard 17, Retirement benefits, and Financial Reporting Standard 19, Deferred tax, and as required by the provisions of the Standards, restated prior year consolidated financial statements to reflect the application of these Standards.

KPMG Audit Plc
Chartered Accountants
London, England
April 17, 2002

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

		Restated	Restated
		Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001

	Notes	£m	£m	£m
Revenues
Continuing operations		351.2	398.4	451.4
Discontinued operations		11.3	0.7	—

Group revenues	3	362.5	399.1	451.4
Operating costs	4	(311.8)	(342.4)	(407.0)

Group operating income		50.7	56.7	44.4
Share of operating profit in associates		0.3	0.9	1.0

Total operating income	6	51.0	57.6	45.4

Operating income/(loss) before exceptional items
Continuing operations		47.6	59.2	68.5
Discontinued operations		(2.1)	(0.7)	—

	3	45.5	58.5	68.5

Exceptional items credited/(charged) to operating income
Continuing operations		10.5	6.9	(10.7)
Discontinued operations		(5.0)	(7.8)	(12.4)

	5	5.5	(0.9)	(23.1)

Operating income/(loss) after exceptional items

Continuing operations		58.1	66.1	57.8
Discontinued operations		(7.1)	(8.5)	(12.4)

Total operating income		51.0	57.6	45.4

Non-operating exceptional items
Continuing operations		2.4	(3.1)	—
Discontinued operations			(12.1)	—

Total non-operating exceptional items	5	2.4	(15.2)	—

Income on ordinary activities before interest		53.4	42.4	45.4
Interest and similar charges	7a	(32.2)	(35.8)	(39.2)
Other finance income	7b	0.3	0.2	0.2

Income before taxation		21.5	6.8	6.4
Taxation	8	(9.3)	(11.1)	(16.7)

Income/(loss) after taxation		12.2	(4.3)	(10.3)
Minority interests		(3.2)	(3.6)	(4.4)

Net income/(loss) attributable to equity shareholders	21	9.0	(7.9)	(14.7)

The accompanying notes on pages F - 6 to F – 57 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED CONSOLIDATED BALANCE SHEETS

		Restated
		December 31,	December 31,
		2000	2001

	Notes	£m	£m
ASSETS
Current assets
Cash		21.3	23.7
Trade receivables, net	12	81.6	85.5
Inventories	13	1.7	1.8
Other current assets	14	18.3	19.2

Total current assets		122.9	130.2
Goodwill	9	16.8	12.1
Property, plant and equipment, net	10	67.9	75.6
Investments	11	0.9	0.9
Pension asset	26d	2.3	0.1

Total assets		210.8	218.9

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Borrowings (including current portion of long term borrowings)	15	22.1	37.1
Accounts payable, accrued liabilities and deferred income	16	80.5	94.2
Income taxes payable		6.9	8.5

Total current liabilities		109.5	139.8
Long term borrowings	15	300.3	304.0
Provisions for liabilities and charges	17	14.2	9.1
Pension liability	26d	0.5	1.7
Minority interests		6.3	7.2
Commitments and contingencies	27, 28
Shareholders' deficit
Ordinary shares	19	0.8	0.8
Redeemable preference shares	19	105.5	105.5
Shares to be issued	19	2.8	2.8
Premium in excess of par value	19	3.6	3.6
Retained deficit	21	(332.7)	(355.6)

Total shareholders' deficit	22	(220.0)	(242.9)

Total liabilities and shareholders' deficit		210.8	218.9

The accompanying notes on pages F - 6 to F – 57 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001

	Notes	£m	£m	£m

Total operating cash inflow	23	59.8	71.9	70.4
Returns on investments and servicing of finance	24	(23.9)	(26.4)	(28.4)
Taxation		(6.9)	(10.1)	(13.6)
Capital expenditure and financial investment	24	(17.5)	(26.1)	(25.5)
Acquisitions and disposals	24	(5.0)	(0.6)	(1.5)

Cash inflow before financing		6.5	8.7	1.4
Financing	24	(1.6)	(7.3)	1.8

Increase in cash in the year		4.9	1.4	3.2

Reconciliation of net cash flow to movement in net debt	25
Increase in cash in the year		4.9	1.4	3.2
Cash inflow/(outflow) from increase/ (decrease) in debt		22.0	7.4	(1.8)

Change in net debt resulting from cash flows		26.9	8.8	1.4
Debt issued in lieu of interest payment		(8.1)	(10.1)	(11.7)
Acquisitions and disposals		(1.6)	(0.7)	0.1
Other non-cash movements		(2.0)	(2.1)	(2.2)
Exchange adjustments		(9.6)	(23.6)	(3.9)

Movement in net debt in the year		5.6	(27.7)	(16.3)
Net debt at the start of the year		(279.0)	(273.4)	(301.1)

Net debt at the end of the year	25	(273.4)	(301.1)	(317.4)

The accompanying notes on pages F - 6 to F – 57 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

	Restated	Restated
	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001

	£m	£m	£m

Net income/(loss) from group	9.4	(8.0)	(15.3)
Net (loss)/income from associates	(0.4)	0.1	0.6

	9.0	(7.9)	(14.7)
Actuarial pension (losses)/gains	(1.5)	3.4	(3.3)
Exchange adjustments	(11.0)	(21.1)	(4.9)

Total gains and losses relating to the year	(3.5)	(25.6)	(22.9)
Prior year adjustment (see note 21)	(0.4)	—	—

Total recognised losses since last financial statements	(3.9)	(25.6)	(22.9)

There is no material difference between income/(loss) before taxation and net income/(loss) for the financial years as stated in the statements of operations and their historical cost equivalents.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

	Ordinary shares	Redeemable preference shares	Shares to be issued	Premium in excess of par value	Retained deficit	Total

	£m	£m	£m	£m	£m	£m

At January 1, 1999 as previously reported	0.3	86.7	2.8	3.0	(314.2)	(221.4)
Prior year adjustment (see note 21 )	—	—	—	—	(0.4)	(0.4)

At January 1,1999 as restated	0.3	86.7	2.8	3.0	(314.6)	(221.8)
Net income	—	—	—	—	9.0	9.0
Issue of shares	0.5	18.8	—	0.6	—	19.9
Goodwill on disposals	—	—	—	—	1.0	1.0
Actuarial pension losses	—	—	—	—	(1.5)	(1.5)
Exchange adjustments	—	—	—	—	(11.0)	(11.0)

Balance at December 31, 1999	0.8	105.5	2.8	3.6	(317.1)	(204.4)
Net loss	—	—	—	—	(7.9)	(7.9)
Goodwill on disposals	—	—	—	—	10.0	10.0
Actuarial pension gains	—	—	—	—	3.4	3.4
Exchange adjustments	—	—	—	—	(21.1)	(21.1)

Balance at December 31, 2000	0.8	105.5	2.8	3.6	(332.7)	(220.0)
Net loss	—	—	—	—	(14.7)	(14.7)
Actuarial pension gains	—	—	—	—	(3.3)	(3.3)
Exchange adjustments	—	—	—	—	(4.9)	(4.9)

Balance at December 31, 2001	0.8	105.5	2.8	3.6	(355.6)	(242.9)

Actuarial pension gains/(losses) have been stated net of deferred tax.

Included in retained deficit is £292.7 million relating to goodwill (2000: £287.2 million and 1999: £277.4 million). This comprises goodwill of £286.1 million written off to reserves in relation to the acquisition of subsidiaries prior to December 31, 1997 (2000: £285.0 million and 1999: £276.2 million) and £6.6 million amortised goodwill in relation to acquisitions from January 1, 1998 (2000: £2.2 million and 1999: £1.2 million).

The accompanying notes on pages F - 6 to F – 57 are an integral part of these financial statements.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     Accounting policies

The significant accounting policies adopted by the Company and its subsidiaries are set out below.

Adoption of new accounting standards

The Company has adopted Financial Reporting Standard 17: Retirement benefits, the effect of which is that the defined benefit schemes’ assets at market value and the present value of the schemes’ liabilities discounted at high quality corporate bond are included in the consolidated balance sheet. All prior years’ figures have been restated. The impact of the implementation of the standard has been to reduce profit before taxation by £0.1 million in the year ended December 31, 1999, £0.6 million in the year ended December 31, 2000 and by £0.1 million in the year ended December 31, 2001 and the net assets have reduced by £1.8 million at December 31, 1999, increased by £1.0 million at December 31, 2000 and reduced by £2.5 million at December 31, 2001.

Financial Reporting Standard 18: Accounting Policies, has been adopted. The Standard sets out the principles to be followed in selecting accounting policies and the required disclosures regarding their adoption and how they have been applied. The adoption of this Standard did not have a material impact on the financial statements.

Financial Reporting Standard 19: Deferred Tax, has also been adopted. Under this Standard, deferred tax is provided for on certain timing differences in full. All prior years’ figures have been restated. The impact of the implementation of the standard has been to reduce the tax charge in 1999 by £0.1 million, increase it by £0.2 million in 2000 and increase it by £0.1 million in 2001. At December 31, 2001 the deferred tax provision has increased by £0.4 million (2000: by £0.3 million) as a result of adopting the Standard.

Basis of consolidation

The consolidated financial statements of the Company include the financial statements of the Company and its subsidiaries. The acquisition method of accounting has been adopted. Under this method, the results of subsidiaries acquired or sold are included in the consolidated statement of income of the Company from, or up to, the date control passes. The consolidated statements of income of the Company include their respective shares of income from associates. The consolidated balance sheets include the Company’s share of the net assets of the associates.

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

In respect of claims, a provision is made once a signed settlement agreement is obtained or a court judgement passed, provided the liability is likely to crystallise and can be estimated reliably. Legal costs are fully provided as soon as a claim becomes active. Recoveries under insurance policies or other agreements are not recorded as a receivable unless the recovery is certain.

Specific provisions are made against trade receivables which management consider may either not be fully paid or there may be a significant delay in receiving payment. In addition to any specific provision, a general provision is made against receivables based on a sliding scale of the age of the receivable.

Foreign currencies

The results of operations and cash flows of foreign subsidiaries and associates are translated into sterling at the cumulative average of the month end rates of exchange for the year. Assets and liabilities in foreign currencies are translated into sterling at year end closing rates of exchange except where rates are fixed under contractual arrangements. The difference between net income/(loss) translated at average and at closing rates of exchange is included in the statement of total recognised gains and losses as a movement in shareholders’ equity/(deficit). Exchange differences arising from the retranslation to closing rates of exchange of opening shareholders’ equity/(deficit), long-term foreign currency borrowings used to finance foreign currency investments, and foreign currency borrowings that provide a hedge against shareholders' equity/(deficit) are also reflected as movements in shareholders’ equity/(deficit). All other exchange differences are recognised in the statement of operations.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     Accounting Policies (continued)

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less depreciation, which is provided, except for freehold land, on a straight line basis over the estimated useful lives of the assets, mainly at the following annual rates:

Freehold buildings and long leasehold land and buildings	2%
Short leasehold land and buildings	term of lease
Plant and equipment	10% - 33.3%

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

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises expenditure incurred in the normal course of business in bringing inventories and work in progress to their present location and condition.

Revenues

Revenues represent the total amount earned for services provided and goods sold, excluding sales-related taxes and intra-group transactions. Revenue is recognised when the relevant service is completed or goods delivered.

Exceptional items

These are material items arising from events within the past or present ordinary activities of the Company and which due to their size or incidence are disclosed separately in order that the financial statements give a true and fair view.

Deferred Tax

Deferred taxation is provided fully using the liability method at current taxation rates on certain timing differences. Deferred tax assets in respect of timing differences are only recognised to the extent that it is more likely than not that there will be suitable taxable profits to offset against future reversal of timing differences.

Pension benefits

Contributions payable under defined contribution schemes are charged to operations.

The Group has a number of defined benefit pension schemes. During the year the Company has implemented FRS 17: Retirement benefits, the effect of which is that the defined benefit schemes’ assets are included at market value and the present value of the schemes’ liabilities are discounted at high quality corporate bond rates reflecting market expectations at the balance sheet date. The increase in the present value of the liabilities expected to arise from the employees’ services in the accounting period is charged to operations. The expected return on the schemes’ assets less the interest on the present value of the schemes’ liabilities during the accounting period is shown as Other finance income. Actuarial gains and losses, net of deferred tax, are recognised in the consolidated statement of total recognised gains and losses. The pension schemes’ surpluses, to the extent that they are considered recoverable, or deficits are recognised in full on the face of the balance sheet, net of deferred taxation.

Goodwill

Purchased goodwill, in respect of acquisitions since January 1, 1998, is capitalised in accordance with the requirements of FRS 10: Goodwill and intangible assets, and is amortised on a straight line basis over its estimated useful life, which is up to 20 years. Purchased goodwill, in respect of acquisitions before January 1, 1998, was written off to reserves in the year of acquisition in accordance with the accounting standard then in force. When a subsequent disposal occurs, any goodwill previously written off to

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     Accounting Policies (continued)

reserves is written back through the statement of operations. Impairment of goodwill is recorded when it becomes clear that the carrying value of the goodwill in relation to a specific business may not be recoverable.

Cash and cash equivalents

Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Derivative financial instruments

The Group uses various derivative financial instruments to manage its exposure to foreign exchange and interest rate risks. Derivative financial instruments are considered hedges if they meet certain criteria: a forward exchange contract is considered a hedge of an identifiable foreign currency commitment if such contract is designated as, and is effective as, a hedge of a firm foreign currency commitment. An interest rate swap agreement is considered a “synthetic alteration” (and accounted for like a hedge) when the agreement is designated with a specific liability and it alters the interest rate characteristics of such liability. Derivative financial instruments failing to meet the aforementioned criteria are accounted for at fair value, with the resulting unrealised gains and losses included in the statement of operations.

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

The Directors have reviewed the Group’s budget for the current year and outline projections for the subsequent year including cash flows and forecasts of headroom available against debt covenants. Following this review, the Directors have formed a judgement that, at the time of approval of the consolidated financial statements, the Group has sufficient facilities to continue operating for the foreseeable future. For this reason, the Directors continue to prepare the financial statements on a going concern basis. On April 4, 2002 the Company announced its intention to seek a listing of its shares on the London Stock Exchange by way of an initial public offering. The offering is intended to take place, subject to market conditions, in the second or third quarter of 2002.If this listing is successful it is anticipated that the funds raised will be used to repay some of the debt.

These consolidated financial statements do not constitute ‘statutory accounts’ within the meaning of section 240 of the Companies Act 1985 for any of the three years ended December 31, 1999, 2000, and 2001. Statutory accounts for 1999 and 2000 have been filed with the United Kingdom Registrar of Companies; the statutory accounts for 2001 will be filed following the company’s annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

3.     Segment information

ITS comprises four operating divisions which are organised as follows: (1) Caleb Brett, which tests and inspects petroleum and chemical products, (2) ETL SEMKO, which tests and certifies electrical and electronic products, telecommunication equipment, building products and heating, ventilation and air conditioning equipment, (3) Labtest, which tests and inspects textiles, toys and other consumer products and (4) Foreign Trade Standards, which provides independent pre-shipment inspection services to governments. Central comprise the costs of the corporate head office and non- operating holding companies.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.     Segment information (continued)

By division	Restated	Restated
	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001

	£m	£m	£m
Revenues
Caleb Brett	137.2	157.5	176.0
ETL SEMKO	88.2	99.5	109.0
Labtest	78.3	94.0	108.5
Foreign Trade Standards	47.5	47.4	57.9

Total continuing operations	351.2	398.4	451.4
Discontinued operation – Bondar Clegg	11.3	0.7	—

Total	362.5	399.1	451.4

Operating income/(loss) before exceptional items
Caleb Brett	14.8	16.6	16.5
ETL SEMKO	12.4	15.0	14.0
Labtest	21.6	27.8	34.2
Foreign Trade Standards	3.1	5.8	9.3
Central	(4.3)	(6.0)	(5.5)

Total continuing operations	47.6	59.2	68.5
Discontinued operation – Bondar Clegg	(2.1)	(0.7)	—

Total	45.5	58.5	68.5

Operating exceptional items
Caleb Brett	1.8	(2.7)	(4.3)
ETL SEMKO	—	—	(2.3)
Foreign Trade Standards	8.7	9.6	(4.1)

Total continuing operations	10.5	6.9	(10.7)

Bondar Clegg	(2.2)	—	—
Environmental Testing	(2.8)	(7.8)	(12.4)

Total discontinued operations	(5.0)	(7.8)	(12.4)

Total	5.5	(0.9)	(23.1)

Non- operating exceptional items
Caleb Brett	—	(0.5)	—
ETL SEMKO	2.4	—	—
Foreign Trade Standards	—	(2.6)	—

Total continuing operations	2.4	(3.1)	—
Discontinued operations – Bondar Clegg	—	(12.1)	—

Total	2.4	(15.2)	—

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.     Segment information (continued)

	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001

	£m	£m	£m
Depreciation and amortisation
Caleb Brett	4.7	5.6	6.4
ETL SEMKO	3.4	4.7	5.9
Labtest	2.0	2.8	3.7
Foreign Trade Standards	0.8	0.7	0.9
Central	0.2	0.1	0.1

Total continuing operations	11.1	13.9	17.0
Discontinued operation – Bondar Clegg	1.0	0.2	—

Total	12.1	14.1	17.0

Capital expenditure
Caleb Brett	6.3	10.5	9.0
ETL SEMKO	5.7	9.9	10.0
Labtest	5.0	4.8	5.6
Foreign Trade Standards	0.4	0.9	1.2

Total continuing operations	17.4	26.1	25.8
Discontinued operation – Bondar Clegg	0.3	0.3	—

Total	17.7	26.4	25.8

Unallocated costs

Cash, borrowings and income tax are managed centrally and therefore these items, including the related interest and income tax expenses, are not allocated to the divisions.

	Restated December 31, 2000 £m	December 31, 2001 £m
Total assets
Caleb Brett	93.4	91.4
ETL SEMKO	59.6	65.5
Labtest	36.4	42.9
Foreign Trade Standards	43.6	40.4
Central	63.1	81.9

Total continuing operations (including intra group current balances)	296.1	322.1
Discontinued operation – Environmental Testing	—	2.7

	296.1	324.8
Intra group current balances	(85.3)	(105.9)

Total	210.8	218.9

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3      Segment information (continued)

	Restated December 31, 2000	December 31, 2001
	£m	£m

Capital employed
Caleb Brett	49.1	46.6
ETL SEMKO	29.4	25.3
Labtest	16.4	20.0
Foreign Trade Standards	0.6	0.4
Central	27.9	38.0

Total continuing operations	123.4	130.3
Discontinued operation – Environmental Testing	(7.3)	(15.6)

Total	116.1	114.7

Reconciliation of capital employed to consolidated
Shareholders’ deficit
Capital employed	116.1	114.7
Taxation	(7.4)	(9.3)
Borrowings	(322.4)	(341.1)
Minority interest	(6.3)	(7.2)

Consolidated shareholders’ deficit	(220.0)	(242.9)

By geographic area

Total assets
Americas	103.9	117.5
Europe, Africa and Middle East	142.9	147.9
Asia and Far East	49.3	59.4

	296.1	324.8
Intra group balances	(85.3)	(105.9)

Total	210.8	218.9

Total assets in significant countries
United States	86.4	98.5
United Kingdom	70.5	76.8
Others (each under 10% of total)	139.2	149.5

	296.1	324.8
Intra group balances	(85.3)	(105.9)

Total	210.8	218.9

Property, plant and equipment
Americas	32.4	36.8
Europe, Africa and Middle East	22.3	22.2
Asia and Far East	13.2	16.6

Total – all continuing operations	67.9	75.6

Property, plant and equipment in significant countries
United States	27.5	32.2
United Kingdom	9.6	9.1
Others (each under 10% of total)	30.8	34.3

Total – all continuing operations	67.9	75.6

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.     Segment information (continued)

	Restated Year ended December 31, 1999 £m	Restated Year ended December 31, 2000 £m	Year ended December 31, 2001 £m
Revenues by geographic area of origin
Americas	143.3	163.5	177.8
Europe, Africa and Middle East	117.7	120.4	136.4
Asia and Far East	90.2	114.5	137.2

Total continuing operations	351.2	398.4	451.4
Total discontinued operations	11.3	0.7	—

Total	362.5	399.1	451.4

Revenues from significant countries of origin
United States	119.1	133.7	146.3
United Kingdom	51.6	56.0	64.3
Hong Kong	44.4	54.2	60.4
Others (each under 10% of total)	136.1	154.5	180.4

Total continuing operations	351.2	398.4	451.4
Total discontinued operations	11.3	0.7	—

Total	362.5	399.1	451.4

Operating income/(loss) before exceptional items
Americas	10.2	15.0	13.7
Europe, Africa and Middle East	9.4	8.7	10.9
Asia and Far East	28.0	35.5	43.9

Total continuing operations	47.6	59.2	68.5
Total discontinued operations	(2.1)	(0.7)	—

Total	45.5	58.5	68.5

Operating income/(loss) before exceptional items from
significant countries
United States	8.9	12.0	11.1
United Kingdom	(1.0)	(2.5)	(0.4)
Hong Kong	14.0	19.1	23.2
Others (each under 10% of total)	25.7	30.6	34.6

Total continuing operations	47.6	59.2	68.5
Total discontinued operations	(2.1)	(0.7)	—

Total	45.5	58.5	68.5

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.     Segment information (continued)

	Year ended December 31, 1999 £m	Year ended December 31, 2000 £m	Year ended December 31, 2001 £m
Revenues by geographic area of destination
Americas	148.1	170.7	183.6
Europe, Africa and Middle East	111.9	111.0	127.2
Asia and Far East	91.2	116.7	140.6

Total continuing operations	351.2	398.4	451.4
Total discontinued operations	11.3	0.7	—

Total	362.5	399.1	451.4

Revenues from significant destination countries

United States	117.1	131.3	143.8
Hong Kong	43.6	51.5	58.8
Others (each under 10% of total)	190.5	215.6	248.8

Total continuing operations	351.2	398.4	451.4
Total discontinued operations	11.3	0.7	—

Total	362.5	399.1	451.4

4.     Operating costs and gross profit

	Restated Year ended December 31, 1999 £m	Restated Year ended December 31, 2000 £m	Year ended December 31, 2001 £m

Cost of sales	292.0	313.3	354.9
Administrative costs	19.8	29.1	52.1

Total operating costs	311.8	342.4	407.0

Gross profit	70.5	85.8	96.5

Gross profit is total revenues less cost of sales.

Administrative costs comprise the following:

Administrative costs before exceptional items	25.3	28.2	29.0
Operating exceptional items (note 5)	(5.5)	0.9	23.1

Total administrative costs	19.8	29.1	52.1

Administrative costs, before exceptional items, comprise expenses incurred at the head office and the regional offices of each division. All expenses incurred at other operating locations are included in cost of sales.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.     Exceptional items

		Year ended December 31, 1999 £m	Year ended December 31, 2000 £m	Year ended December 31, 2001 £m
Operating exceptional items
Foreign Trade Standards:
Nigeria	(a)	11.3	9.6	—
Restructuring	(b)	(2.6)	—	—
Argentina	(c)	—	—	(4.1)

		8.7	9.6	(4.1)

Caleb Brett:
Nigeria	(d)	1.8	—	—
EPA fine and costs	(e)	—	(2.7)	(1.2)
Goodwill	(f)	—	—	(3.1)

		1.8	(2.7)	(4.3)

ETL SEMKO:
Restructuring	(g)	—	—	(2.3)

Continuing operations		10.5	6.9	(10.7)

Bondar Clegg	(h)	(2.2)	—	—
Environmental Testing	(i)	(2.8)	(7.8)	(12.4)

Discontinued operations		(5.0)	(7.8)	(12.4)

Total operating exceptional items		5.5	(0.9)	(23.1)

Non-operating exceptional items
Foreign Trade Standards	(j)	—	(2.6)	—
Caleb Brett	(k)	—	(0.5)	—
ETL SEMKO	(l)	2.4	—	—

Total continuing operations		2.4	(3.1)	—
Discontinued operations – Bondar Clegg	(m)	—	(12.1)	—

Total non-operating exceptional items		2.4	(15.2)	—

Operating exceptional items

Foreign Trade Standards

(a)     Due to the irregular nature of payments received from the Nigerian government for pre-shipment inspection work carried out by FTS, in 1997, the Group adopted a policy of making full provision against invoices issued to this client and only reversing the provision when cash is received. On March 31, 1999 the Nigerian Government cancelled its pre-shipment inspection programmes. In September 1999, the new government re-introduced a pre-shipment inspection programme. FTS is participating in this programme but in a much smaller capacity than the previous programmes. In view of the regular payments received from the government and the reduced debt exposure, from July 2000 the Group stopped making exceptional provisions for unpaid invoices issued in respect of the new government pre-inspection programme. The tax effect of the exceptional credit of £9.6 million to income in 2000 was £nil (1999: £nil).

(b)     The exceptional charge of £2.6 million in 1999 in FTS was in respect of restructuring this division following the termination of the old inspection programmes in Nigeria. The tax effect of this exceptional charge to income in 1999 was £0.1 million.

(c)     In view of the financial difficulties presently being encountered by the Argentine Government, a full provision of £4.1 million has been made against the amount owing by the Argentine Government to the FTS division. The tax effect of this exceptional charge was £ nil.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.     Exceptional items (continued)

Caleb Brett

(d)     Until March 1999, the Caleb Brett division also provided testing services to the Nigerian Government and the policy of making full provision against invoices issued to this client and only reversing the provision when cash was received was also adopted. The tax effect of the exceptional credit of £1.8 million to income in 1999 was £ nil.

(e)     The EPA fine and costs in the Caleb Brett division relate to the investigation by the Environmental Protection Agency in Linden, New Jersey and in Puerto Rico. The exceptional charge in 2000 of £2.7 million related to legal costs of £2.0 million and a fine of £0.7 million to conclude the Linden investigation. The charge of £1.2 million in 2001 is in respect of anticipated additional legal costs. The tax effect of this exceptional charge is £ nil. (2000: £ nil).

(f)     Caleb Brett acquired Vans Sluys & Bayet NV (‘VSB’) in Belgium in 1998. This company has not performed well and the goodwill has been impaired. The charge of £3.1 million represents the write off of the unamortised amount of the goodwill that arose on this acquisition. The tax effect of this exceptional charge is £ nil.

ETL SEMKO

(g)      ETL SEMKO was restructured to improve operational efficiency and reduce costs. A charge of £2.3 million has been taken in 2001 to provide for employee severance payments of £1.4 million and fixed assets impairment of £0.9 million. The tax effect of this exceptional charge is £ nil.

Bondar Clegg

(h)     The exceptional charge to operating income of £2.2 million for Bondar Clegg in 1999 related to restructuring costs. The tax effect of this exceptional charge was £ nil.

Environmental

(i)     The exceptional charge to operating income of £12.4 million (2000: £7.8 million and 1999: £2.8 million) for Environmental Testing is comprised of £6.2 million for settlement of the criminal proceedings, £6.1 million for settlement of civil proceedings, £3.5 million for legal costs, offset by recovery from insurers of £3.4 million (see note 27). The tax effect of this exceptional charge was £ nil (2000: £ nil and 1999: £ nil).

Non-operating exceptional items

Foreign Trade Standards

(j)     During 2000, FTS sold its technical services business in the United States for its net asset value of £1.0 million. Goodwill of £2.6 million that was previously written off to reserves was transferred to the profit and loss account, resulting in an exceptional charge of £2.6 million. The tax effect of this exceptional charge was £ nil.

Caleb Brett

(k)     During 2000, Caleb Brett sold a small loss adjusting business in Chile for £0.2 million. Goodwill of £0.6 million that was previously written off to reserves was transferred to the profit and loss account, resulting in an exceptional charge of £0.4 million. Caleb Brett also incurred an exceptional charge of £0.1 million, when an investment in a small company in Thailand in which it had a 49 per cent. interest, was liquidated. The tax effect of this exceptional charge was £ nil.

ETL SEMKO

(l)     During 1999, ETL SEMKO disposed of a non-core activity in the United States that generated an exceptional credit of £2.2 million. This credit was after deducting attributable goodwill of £1.1 million from the disposal proceeds of £3.3 million. The tax effect of this exceptional credit was £ nil. ETL SEMKO also sold 51 per cent. of its Quality Management business in Sweden for £0.2 million. This generated an exceptional credit of £0.1 million. The tax effect of this exceptional credit was £0.1 million. ETL SEMKO sold 20 per cent. of its stake in a testing and certification facility in the United Kingdom for £0.2 million. This generated an exceptional credit of £0.1 million. The tax effect of this exceptional credit was £ nil.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.     Exceptional items (continued)

Non operating exceptional items (continued)

Bondar Clegg

(m)     The disposals and closure of the minerals testing division, Bondar Clegg, in 2000 generated a net loss of £5.2 million. Goodwill of £6.9 million that was previously written off to reserves was charged to the profit and loss account, resulting in an exceptional charge of £12.1 million. The tax effect of this exceptional charge was £ nil.

6.     Operating income before exceptional items

	Restated Year ended December 31, 1999 £m	Restated Year ended December 31, 2000 £m	Year ended December 31, 2001 £m
Operating income before exceptional items is stated
after charging:
Depreciation of tangible assets	11.3	13.0	15.7
Amortisation of goodwill	0.8	1.1	1.3
Directors’ emoluments	0.8	0.8	1.0
Staff costs	168.6	181.8	204.0
Leasing and hire charges	17.5	18.1	21.3
Auditors’ remuneration:
Group – as auditors	0.6	0.6	0.6
Group – other services	0.3	0.2	0.3
Company – as auditors	—	—	—

7a)     Interest and similar charges

	Year ended December 31, 1999 £m	Year ended December 31, 2000 £m	Year ended December 31, 2001 £m

Senior Subordinated Notes	12.8	13.7	14.5
Parent Subordinated PIK Debentures	8.3	10.3	12.2
Senior Term Loan A	5.5	5.1	4.6
Senior Term Loan B	3.0	3.1	3.0
Senior Term Loan C	—	—	0.1
Senior Revolver	0.4	0.8	1.3
Other borrowings	0.8	0.8	0.5
Refinancing fees	—	—	1.1
Foreign exchange gains on external loans	0.1	0.4	0.4
Amortisation of debt issuance costs	2.0	2.1	1.9

	32.9	36.3	39.6
Interest income	(0.7)	(0.5)	(0.4)

	32.2	35.8	39.2

7b) Other finance income

Expected return on pension assets	1.7	2.2	2.6
Pension interest cost	(1.4)	(2.0)	(2.4)

Other finance income	0.3	0.2	0.2

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.     Taxation

	Restated Year ended December 31, 1999	Restated Year ended December 31, 2000	Year ended December 31, 2001

	£m	£m	£m

U.K Corporation tax	0.5	0.5	0.7
Double taxation relief	(0.5)	(0.5)	(0.7)

	—	—	—

Overseas taxes	7.2	10.6	13.0
Deferred tax charge/ (credit)	1.7	(0.1)	0.3
Adjustments to prior year liabilities	0.2	0.2	3.0

	9.1	10.7	16.3
Tax on profits of associates	0.2	0.4	0.4

	9.3	11.1	16.7

The following table sets out the reconciliation of the notional tax charge at U.K. standard rate to the actual tax charge:

Income before taxation	21.5	6.8	6.4

Notional tax charge at U.K. standard
rate 30% (2000: 30% and 1999: 30.25%)	6.5	2.0	1.9
Differences in overseas tax rates	(1.4)	(1.8)	(5.3)
Tax on dividends	0.7	1.1	0.9
Permanent differences – disallowables	0.3	5.9	9.9
Permanent differences – untaxed income	(0.5)	(0.3)	(0.7)
Deferred tax not recognised	4.4	3.0	7.8
Other	(0.7)	1.2	2.2

	9.3	11.1	16.7

The difference between the current year tax rate and the overall tax rate relates to liabilities in respect of accelerated capital allowances and other timing differences of £0.3 million in 2001 (2000: £(0.1) million, 1999: £1.7 million). These amounts have been reflected in the deferred tax charge resulting in no impact in the total tax charge for the respective years.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.     Goodwill

Total

£m
Cost

At December 31, 1999	17.0
Additions	2.2
Exchange adjustments	(0.2)

At December 31, 2000	19.0

Additions	0.1
Exchange adjustments	(0.4)

At December 31, 2001	18.7

Accumulated amortisation

At December 31, 1999	1.2
Charged for the year	1.1
Exchange adjustments	(0.1)

At December 31, 2000	2.2

Charged for the year	1.3
Impairment (see note 5g)	3.1
Exchange adjustments	—

At December 31, 2001	6.6

Net book value

At December 31, 1999	15.8

At December 31, 2000	16.8

At December 31, 2001	12.1

Purchased goodwill is amortised to £ nil in equal instalments over the Directors’ estimate of its useful life, not exceeding 20 years.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.     Property, plant and equipment

	Land and Buildings	Plant and Equipment	Total

	£m	£m	£m
Cost

At December 31, 1999	9.3	73.9	83.2

Exchange adjustments	(0.1)	5.7	5.6
Acquisitions	—	0.6	0.6
Additions	0.1	26.3	26.4
Disposals	—	(9.6)	(9.6)

At December 31, 2000	9.3	96.9	106.2

Exchange adjustments	(0.4)	(1.0)	(1.4)
Acquisitions	—	0.1	0.1
Additions	0.4	25.4	25.8
Transfers	(0.5)	(0.2)	(0.7)
Disposals	—	(6.5)	(6.5)
Impairment (see note 5g)	—	(1.2)	(1.2)

At December 31, 2001	8.8	113.5	122.3

Accumulated depreciation

At December 31, 1999	(0.8)	(28.6)	(29.4)

Exchange adjustments	—	(3.2)	(3.2)
Charged for the year	(0.3)	(12.7)	(13.0)
Disposals	—	7.3	7.3

At December 31, 2000	(1.1)	(37.2)	(38.3)

Exchange adjustments	—	0.5	0.5
Charged for the year	(0.2)	(15.5)	(15.7)
Transfers	0.2	0.1	0.3
Disposals	—	6.2	6.2
Impairment (see note 5g)	—	0.3	0.3

At December 31, 2001	(1.1)	(45.6)	(46.7)

Net book value

At December 31, 1999	8.5	45.3	53.8

At December 31, 2000	8.2	59.7	67.9

At December 31, 2001	7.7	67.9	75.6

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.     Investments

Total

£m
Associates
At December 31, 1999	0.5
Disposal	0.3
Share of profit for the year	0.5
Dividends received	(0.4)

At December 31, 2000	0.9

Exchange adjustments	(0.1)
Transfer to minority interests	(0.2)
Share of profit for the year	0.6
Dividends received	(0.4)

At December 31, 2001	0.8

Other
Company shares held by ESOT (see note 20c)	0.1

Total	0.9

12.     Trade receivables

Trade receivables are shown net of allowances for doubtful receivables. A summary of allowances for doubtful receivables is set out below:

	Balance at beginning of year	Exchange adjustments	Receivables recovered	New provisions	Receivables written off	Balance at end of year

	£m	£m	£m	£m	£m	£m
Year ended December 31, 2000
Nigerian government	13.4	0.9	(12.2)	2.6	—	4.7
Other clients	5.3	(0.7)	(2.5)	5.3	(3.0)	4.4

Total	18.7	0.2	(14.7)	7.9	(3.0)	9.1

Year ended December 31, 2001
Nigerian government	4.7	0.1	—	—	—	4.8
Argentine government	—	—	—	4.1	—	4.1
Other clients	4.4	(0.2)	(0.9)	3.9	(1.5)	5.7

Total	9.1	(0.1)	(0.9)	8.0	(1.5)	14.6

The government debts shown above related to pre-shipment inspection contracts in the FTS division which ended.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.     Inventories

	December 31, 2000	December 31, 2001

	£m	£m

Raw materials	0.5	0.5
Work in progress	0.4	0.4
Finished goods	0.8	0.9

	1.7	1.8

14.     Other current assets

	December 31,	December 31,
	2000	2001

	£m	£m

Assets held for resale	0.2	0.4
Other receivables	9.3	9.2
Prepayments and accrued income	8.8	9.6

	18.3	19.2

Other receivables at December 31, 2001 include £2.7 million in respect of insurance recovery of legal costs.

Within other receivables is £1.5 million due in more than one year (2000: £1.4 million).

15.     Borrowings

	December 31, 2000	December 31, 2001

	£m	£m
Due within one year:
Senior Term Loan A	12.8	15.4
Senior Revolver	10.0	22.4
Other borrowings	—	1.0

	22.8	38.8
Debt issuance costs	(0.7)	(1.7)

	22.1	37.1

Due in more than one year:
Senior Term Loan A	47.0	32.0
Senior Term Loan B	35.5	34.7
Senior Term Loan C		1.8
Senior Subordinated Notes	138.1	140.0
Parent Subordinated PIK Debentures	87.5	100.7

	308.1	309.2
Debt issuance costs	(7.8)	(5.2)

	300.3	304.0

Total borrowings	322.4	341.1

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.     Borrowings (continued)

Maturity of borrowings:

	Senior Term Loan A	Senior Term Loan B	Senior Term Loan C	Senior Revolver	Senior Subordinated Notes	Parent Subordinated PIK Debentures	Other borrowings	Total borrowings

	£m	£m	£m	£m	£m	£m	£m	£m

Due within 1 year	15.4	—	—	22.4	—	—	1.0	38.8
Due in 1 to 2 years	32.0	—	—	—	—	—	—	32.0
Due in 2 to 3 years	—	34.7	—	—	—	—	—	34.7
Due in 3 to 4 years	—	—	1.8	—	—	—	—	1.8
Due in 4 to 5 years	—	—	—	—	140.0	—	—	140.0
Due in over 5 years	—	—	—	—	—	100.7	—	100.7

	47.4	34.7	1.8	22.4	140.0	100.7	1.0	348.0
Debt issuance costs	(0.7)	(0.6)	(0.3)		(4.0)	(1.3)	—	(6.9)

	46.7	34.1	1.5	22.4	136.0	99.4	1.0	341.1

Description of borrowings

(a)      Senior Term Loans

In November 1996, the Company entered into a credit agreement (the "Credit Agreement") comprising a £125.0 million Term Loan Facility (the "Term Loan Facility"), split into a £85.0 million multicurrency Term A Facility (the "Term A Facility"), a £40.0 million multicurrency Term B Facility (the "Term B Facility") and a $48.8 million multicurrency Revolving Credit Facility. In August 2001, the company entered into a new agreement whereby a new Senior Term C loan of up to £40million was made available for capital expenditure. The Term A Facility amortises over seven years with the final repayment on December 15, 2003, the Term B Facility is repayable in two equal instalments in June and December 2004 and the Term C facility is repayable in one instalment in December 2005. The commitments under the Revolving Credit Facility terminate on December 15, 2003.

Borrowings under the Credit Agreement are secured by substantially all the assets of the Group.

Term A Loans and advances under the Revolving Credit Facility initially bear interest at a rate equal to LIBOR (as adjusted) plus 2.00 per cent.. The margin over LIBOR may be reduced, initially to 1.50 per cent. and then to 1.25 per cent. in accordance with a leverage Ratio test. The directors, believe the margin over LIBOR will be reduced to 1.50 per cent. from the next interest period following the filing of this Annual Report.

Term B and Term C Loans bear interest at a rate equal to LIBOR (as adjusted) plus 2.75 per cent. Overdue amounts on the Term A Loans, the Term B Loans, the Term C Loans and the Revolving Credit Facility will bear interest at the applicable interest rate plus 1.00 per cent. per annum.

.

(b)      Senior Subordinated Notes

In November 1996, the Company issued US $203.0 million principal amount of Senior Subordinated Notes (the "Notes").The notes are subordinate to the Senior loans in (a) above. The cash consideration received at the date of issue was £123,547,000. The Notes mature at par on November 1, 2006. Interest on the Notes accrues at the rate of 10.25 per cent. per annum and is payable semi-annually in cash on each May 1 and November 1. The Notes are redeemable, in whole, or in part, at the Company’s option at the redemption price of 105.125 per cent. of the principal amount during the year commencing November 1, 2001, 103.417 per cent. of the principal amount during the year commencing November 1, 2002, 101.708 per cent. of the principal amount during the year commencing November 1, 2003 and, thereafter, at 100 per cent. of the principal amount plus accrued and unpaid interest.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.     Borrowings (continued)

Description of borrowings (continued)

(c)      Parent Subordinated PIK Debentures

In November 1996, the Company issued US $ 82.155 million of 12.0 per cent. Subordinated Debentures due November 1, 2007 (the "Parent Subordinated PIK Debentures") and warrants to purchase 14.2 per cent (now diluted to 7.83% as a result of the warrant holders having been invited to participate in the rights issue in March 1999) of the fully diluted share capital of the Company ("Warrants") pursuant to a securities purchase agreement (the "Securities Purchase Agreement"). The Warrants will be exercisable only upon sale in connection with the acquisition by a person (other than a person who has funds managed by Charterhouse or any other member of Charterhouse’s wholly-owned group) of more than 50 per cent. of the Ordinary Shares of the Parent (calculated excluding the Ordinary Shares underlying the Warrant) or the unconditional granting of permission for any of the Ordinary Shares of the Parent to be dealt on any recognised investment exchange. The Warrants were recorded at their fair value of £2.8 million which is being amortised over the life of the Parent Subordinated PIK Debentures.

Interest on the Parent Subordinated PIK Debentures is accrued quarterly at a rate of 12.0 per cent. per annum, subject, upon, and during the continuation of certain events of default, to an increase to the lesser of (i) 24.0 per cent. per annum or (ii) the highest rate of interest then allowed under applicable law. In lieu of cash, interest on the Parent Subordinated PIK Debentures may, at the option of the Company, be paid by issuing additional Parent Subordinated PIK Debentures on any interest payment date (i) on or prior to February 1, 2002, (ii) after February 1, 2002, to the extent the Company’s pro-forma total fixed charge coverage ratio would be less than 1.10 to 1.00 or (iii) if (a) at the time of any such payment, there exists a payment default in respect of certain senior indebtedness (including the Notes and indebtedness incurred under the Credit Agreement noted above) or (b) after giving effect to any such payment an event of default pursuant to which such indebtedness under the Indenture or Credit Agreement may be accelerated shall occur and be continuing and the Company is prevented by the holders under the Indenture or the creditors under the Credit Agreement from paying such cash interest. All interest to date has been paid through the issuance of additional Parent Subordinated Debentures.

The Parent Subordinated PIK Debentures may be redeemed at any time at the option of the Company in whole or in part (provided that, at any such time, the Company redeems a minimum of US $5.0 million in aggregate principal amount of the Parent Subordinated PIK Debentures) at a redemption price equal to 100 per cent. of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date.

The Parent Subordinated PIK Debentures are unsecured liabilities of the Company.

16.     Accounts payable, accrued liabilities and deferred income

	December 31, 2000	December 31, 2001

	£m	£m

Trade accounts payable	27.3	28.6
Other taxation and social security	4.3	5.0
Other creditors	4.8	15.6
Accruals and deferred income	44.1	45.0

	80.5	94.2

Other creditors include fines payable of £12.3 million (see note 5) of which £5.7 million is due in more than one year. Included in accruals and deferred income is £0.8 million (2000: £0.7 million) due in more than one year.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.     Provisions for liabilities and charges

	Restated Deferred tax	Restructuring	Other	Total

	£m	£m	£m	£m

At December 31, 1999 as previously reported	0.4	2.5	3.9	6.8
Prior year adjustment	0.2	—	—	0.2

At December 31, 1999 as restated	0.6	2.5	3.9	7.0
Exchange adjustments	—	—	0.1	0.1
Transfers to current (assets)/ from liabilities	—	(1.5)	3.7	2.2
Charged during the year	(0.1)	1.0	14.3	15.2
Released during the year	—	—	(0.9)	(0.9)
Utilised during the year	—	(1.4)	(8.0)	(9.4)

At December 31, 2000	0.5	0.6	13.1	14.2

Charged during the year	0.3	1.4	5.9	7.6
Released during the year	—	—	(2.4)	(2.4)
Utilised during the year	—	(0.7)	(9.6)	(10.3)

At December 31, 2001	0.8	1.3	7.0	9.1

Included in other provisions are costs (including an estimate of future legal costs) relating to investigations by the Environmental Protection Agency in the United States and amounts in respect of other claims (see note 27).

18.     Deferred taxation

	Restated December 31, 2000	December 31, 2001

	£m	£m

Total potential deferred taxation:
Accelerated capital allowances	(0.1)	0.8
Losses carried forward	(14.3)	(19.5)
Other timing differences	(14.2)	(22.4)

	(28.6)	(41.1)

Of which amount provided (see note 17)	0.5	0.8

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.     Share capital

	December 31, 2000	December 31, 2001

	£m	£m
(a) Authorised share capital
Equity:
Ordinary ‘A’ shares of 69,172,061 of 1p each	0.7	0.7
Ordinary ‘B’ shares of 11,578,635 of 1p each	0.1	0.1
Ordinary ‘C’ shares of 2,951,417 of 1p each	—	—
Ordinary ‘D’ shares of 7,110,713 of 1p each	0.1	0.1

	0.9	0.9
Non equity: Zero coupon redeemable preference shares of 105,478,482 of £1 each	105.5	105.5

	106.4	106.4

(b) Issued and outstanding share capital
Equity:
Ordinary ‘A’ shares of 69,172,061 of 1p each	0.7	0.7
Ordinary ‘B’ shares of 11,578,635 of 1p each	0.1	0.1
Ordinary ‘C’ shares of 1p each (none in issue)	—	—
Ordinary ‘D’ shares of 1p each (none in issue)	—	—
	0.8	0.8
Non equity: Zero coupon redeemable preference shares of 105,478,482 of £1 each	105.5	105.5

	106.3	106.3

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

Zero Coupon Redeemable Preference Shares

The Preference Shares rank senior on a return of capital to the Ordinary Shares of the Company on a winding up but not otherwise. No dividends will be payable on the Preference Shares. The Preference Shares are subject to mandatory redemption on November 8, 2009 at par value. The Company is required, upon the written request from holders of 30 per cent. or more of the Preference Shares, to redeem all of those shares in issue from any source of funds legally available therefor. Holders of Preference Shares are entitled to receive notice but not to attend and vote at general meetings, except that they can attend and vote on any resolution regarding the winding-up of the Company, a reduction in the Company’s capital or a modification of the rights and restrictions attached to the Preference Shares.

	December 31, 2000	December 31, 2001

	£m	£m
(c) Shares to be issued	2.8	2.8

(d) Premium in excess of par value -
Ordinary ‘A’ shares of 1p each	3.1	3.1
Ordinary ‘B’ shares of 1p each	0.5	0.5

	3.6	3.6

INTERTEK TESTING SERVICES LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
19. Share capital (continued)

During the period ended December 31, 1996 the Company issued warrants to subscribe for ordinary ‘D’ shares of 1p each (see note 15 (c)). The shareholder warrants can only be exercised on November 1, 2007 unless certain events occur beforehand. The shareholder warrants, if exercised in full, would represent 7.83 per cent. of the fully diluted share capital of the Company. In accordance with FRS 4: ‘Capital Instruments’ the net proceeds of issue of these warrants (£2.8 million) have been included within shareholders’ deficit as shares to be issued.

20. Share option scheme
(a) The Company established a share option scheme for senior management on March 1, 1997. The board of directors has allocated options to purchase a maximum of 2,951,417 Ordinary ‘C’ shares under the scheme. In 2001, 324,659 (2000: 495,848) options were granted and the weighted average exercise price was £1.40 (2000: £1.17). 312,855 (2000: 242,013) were forfeited during the year and the weighted average exercise price was £0.32 (2000: £0.10). The weighted average grant-date fair value of options granted during the year was £0.16 (2000: £0.20).
The options may not be exercised before the later of (i) three years from the grant date and (ii) the sale of the entire issued share capital of the Company to a single person or the admission to listing on a securities market of the shares of the Company. Accordingly, no options were exercisable at December 31, 2001. The options may not be exercised after seven years from grant date. The board of directors of the Company has set the exercise price at £0.10 and £1.40 per share, being the Directors’ estimate of the fair value of the underlying shares at the grant date. Accordingly, no compensation cost has been recorded in the accompanying consolidated statement of income.

	Number	Exercise price (£)	Exercisable between

The outstanding options at December 31, 2001, are exercisable as follows:

	1,583,603	0.10	March 1, 2000	March 1, 2004
	247,315	0.10	December 31, 2000	December 31, 2004
	29,515	0.10	June 1, 2001	June 1, 2005
	70,834	0.10	December 31, 2001	December 31, 2005
	76,739	0.10	June 1, 2002	June 1, 2006
	29,515	0.10	December 31, 2002	December 31, 2006
	82,640	0.10	March 31, 2003	March 31, 2007
	354,178	1.40	December 31, 2003	December 31, 2007
	82,638	1.40	November 1, 2004	November 1, 2008
	242,021	1.40	December 1, 2004	December 1, 2008

	2,798,998

(a)      On March 28, 2002, 159,030 options to subscribe for C shares of the Company were granted at a subscription price which will be the greater of the value of the Company's shares on admission to the London Stock Exchange or the market value of the Company as determined by the Directors.

(b)      During the year 87,000 options were granted over Ordinary ‘B’ shares under the Share Option Scheme. The terms are the same as for options over the ‘C’ shares described above. The exercise price is £1.40 and the options are exercisable between November 1, 2004 and November 1, 2008.

(c)      On August 9, 2001, the Company established the Intertek Testing Services Limited Employee Share Ownership Trust ("ESOT") for the purpose of attracting, retaining and motivating employees of companies within the Group. The assets, liabilities, income and costs of the ESOT have been incorporated into the Group’s financial statements. At December 31, 2001 the ESOT held 91,000 Ordinary ‘B’ shares of the company purchased at £1.40. Of these shares, 87,000 are subject to the share options described in (b) above. At December 31, 2001 the trust had borrowings of £127,400. The total ESOT costs charged to the Group Income Statement for the year ended December 31, 2001 was £12,000 of which £3,000 was net interest expense.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.     Retained deficit

	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001

	£m	£m	£m

At beginning of year as previously reported	(314.2)	(317.1)	(332.7)
Prior year adjustment (see note below)	(0.4)	—	—

At beginning of year as restated	(314.6)	(317.1)	(332.7)
Exchange adjustments	(11.0)	(21.1)	(4.9)
Net income/(loss)	9.0	(7.9)	(14.7)
Actuarial pension (losses)/gains (see note 26)	(1.5)	3.4	(3.3)
Goodwill on disposals	1.0	10.0	—

At end of year	(317.1)	(332.7)	(355.6)

Retained deficit excluding net pension (liability)/asset	(315.6)	(334.5)	(354.0)
Net pension (liability)/asset	(1.5)	1.8	(1.6)

Retained deficit	(317.1)	(332.7)	(355.6)

The prior year adjustment of £(0.4) million arises by reason of adoption of new accounting standards (see note 1) and comprises a charge of £ 0.2 million relating to the adoption of FRS 17: Retirement benefits and a charge of £0.2 million relating to the adoption of FRS 19: Deferred tax.

Included in retained deficit is £292.7 million relating to goodwill (2000: £287.2 million and 1999: £277.4 million). This comprises goodwill of £286.1 million written off to reserves in relation to the acquisition of subsidiaries prior to December 31, 1997 (2000: £285.0 million and 1999: £276.2 million) and £6.6 million amortised goodwill in relation to acquisitions from January 1, 1998 (2000: £2.2 million and 1999 £1.2 million).

22.     Reconciliation of movement in shareholders’ deficit

	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001

	£m	£m	£m

Total recognised gains and losses for the year	(3.5)	(25.6)	(22.9)
Issue of ordinary share capital	1.1	—	—
Issue of redeemable preference shares	18.8	—	—
Goodwill on disposals	1.0	10.0	—

	17.4	(15.6)	(22.9)
Opening shareholders’ deficit	(221.4)	(204.4)	(220.0)
Prior year adjustment	(0.4)	—	—

Closing shareholders’ deficit	(204.4)	(220.0)	(242.9)

	December 31, 2000	December 31, 2001

	£m	£m
Analysis of closing shareholders’ deficit
Equity interests	(325.5)	(348.4)
Non-equity interests	105.5	105.5

	(220.0)	(242.9)

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.     Reconciliation of operating income to operating cash flows

	Restated Year ended December 31, 1999	Restated Year ended December 31, 2000	Year ended December 31, 2001

	£m	£m	£m

Operating income	51.0	57.6	45.4
Depreciation	11.3	13.0	15.7
Goodwill amortisation	0.8	1.1	1.3
Goodwill impairment (see note 9)	—	—	3.1
Impairment of fixed assets (see note 10)	—	—	0.9
Loss on disposal of fixed assets	0.1	0.1	0.1
Decrease/(increase) in inventories	1.1	(0.1)	(0.1)
Increase in receivables and prepayments	(3.9)	(11.9)	(6.1)
(Decrease)/ increase in payables	(6.3)	8.4	16.1
Cash payments from exporters	5.0	—	—
Increase/ (decrease) in provisions	0.6	4.2	(5.4)

	59.7	72.4	71.0
Equity income of associates	(0.3)	(0.9)	(1.0)
Dividends received from associates	0.4	0.4	0.4

Total operating cash inflow	59.8	71.9	70.4

24.     Analysis of cash flows

	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001

	£m	£m	£m
Returns on investment and servicing of finance
Net interest and similar charges paid	(21.8)	(23.0)	(24.9)
Dividends paid to minority interests	(2.1)	(3.4)	(3.5)

	(23.9)	(26.4)	(28.4)

Capital expenditure and financial investment
Purchase of property, plant and equipment	(17.7)	(26.4)	(25.8)
Sale of property, plant and equipment	0.2	0.3	0.3

	(17.5)	(26.1)	(25.5)

Acquisitions and disposals
Investments	—	—	(0.1)
Purchase of subsidiary undertakings	(8.3)	(2.0)	(0.2)
Payments in respect of prior years’ acquisitions	(0.2)	—	(1.5)
Sale of subsidiary undertakings	3.5	1.4	0.3

	(5.0)	(0.6)	(1.5)

Financing
Issue of ordinary shares	1.1	—	—
Issue of redeemable preference shares	18.8	—	—
(Repayment)/issue of short term debt	(5.9)	(0.6)	12.9
Repayment of other loans	(16.1)	(6.8)	(11.1)
Cash subscribed by minority interests	0.5	0.1	—

	(1.6)	(7.3)	1.8

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.     Analysis of cash flows (continued)

During 2001, the Group purchased five businesses. The net assets acquired were £0.1 million and the consideration paid (including fees) was £0.2 million. There were no fair value adjustments and the resulting goodwill of £0.1 million was capitalised and fully amortised in 2001.

Net cash outflow on purchase of subsidiaries and associates

	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001

	£m	£m	£m

Fair value of consideration	5.6	2.2	0.2
Net deferred consideration paid on prior year acquisitions	3.0	0.1	1.5
Net deferred consideration payable	(0.4)	(0.5)	—
Cash and cash equivalents acquired	(0.1)	—	—
Fees payable	0.4	0.2	—

Net cash outflow in respect of acquisitions made during the year and on prior years’ acquisitions
	8.5	2.0	1.7

25.     Analysis of net debt

	At December 31, 2000	Cash flow	Acquisitions	Debt issued in lieu of interest payment	Other non- cash changes	Exchange adjustments	At December 31, 2001

	£m	£m	£m	£m	£m	£m	£m
Cash
Cash in hand and at bank	21.3	3.2	0.1	—	—	(0.9)	23.7

Debt
Debt due within one year	(22.1)	(12.9)	—	—	(2.2)	0.1	(37.1)
Debt due after one year	(300.3)	11.1	—	(11.7)	—	(3.1)	(304.0)

	(322.4)	(1.8)	—	(11.7)	(2.2)	(3.0)	(341.1)

Total net debt	(301.1)	1.4	0.1	(11.7)	(2.2)	(3.9)	(317.4)

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.      Pension plans

a) The Group operates a number of pension plans throughout the world. In most locations, these are defined contribution arrangements. There are significant defined benefit plans in the United Kingdom, United States, Hong Kong and Taiwan. These are all funded plans, with assets held in separate trustee administered funds. Other defined benefit plans in certain countries are not considered to be material and are therefore accounted for as if they were defined contribution plans. The schemes in Hong Kong and in the United Kingdom were closed to new entrants with effect from December 1, 2000 and April 1, 2002 respectively.

b) The total pension cost for the Group under U.K. FRS 17 was:

	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001

	£m	£m	£m

Defined contribution plans	6.1	6.1	5.9
Defined benefit plans- current service cost	2.2	2.6	2.7

	8.3	8.7	8.6

The pension cost for the defined contribution plans is the contribution payable by the group during the year. There were no past service costs in respect of the defined benefit plans. For closed schemes, under the projected unit method, the current service cost as a percentage of relevant defined benefit pensionable payroll will increase as the members of the scheme approach retirement.

c) The pension cost for the defined benefit plans was assessed in accordance with the advice of qualified actuaries. Actuarial valuations conducted by independent qualified actuaries in the United Kingdom, United States, Hong Kong and Taiwan as at September 30, 2001 for the defined benefit schemes were updated to December 31, 2001.The major assumptions used in each country as at December 31, 2001 were:

	United Kingdom	Hong Kong	Taiwan

Discount rate	6%	7%	5%
Expected return on assets	7.5%	8.1%	5%
Rate of increase in pensionable salaries	3%	5%	5%
Rate of increase in pensions in payment	2.5%	See below	See below
Inflation assumption	2.5%	2.5%	2.5%

In the plan in the United States, the benefits are frozen. The discount rate applied for that plan was 7.25 per cent. The Hong Kong and Taiwan plans provide for a lump sum upon retirement based on a multiple of final salary.

	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001

Weighted average assumptions used at year end (%):
Discount rate	6.7%	7.2%	6.3%
Expected return on assets	7.2%	7.4%	7.5%
Compensation increase	5.5%	5.6%	3.7%

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.     Pension Plans (continued)

d) The pension asset/(liability) included in the Group’s Balance Sheet is made up as follows:

	December 31, 2000	December 31, 2001

	£m	£m

Pension assets, being fair value of schemes’ assets	34.9	33.9
Pension liabilities being the discounted present values	(33.3)	(35.9)
Deferred tax asset	0.2	0.4

Pension asset/(liability) net of deferred tax	1.8	(1.6)

Shown on the Balance Sheet as follows:
Pension asset	2.3	0.1
Pension liability	(0.5)	(1.7)

	1.8	(1.6)

The pension asset/(liability) of each scheme at December 31,2001 is as follows:

	United Kingdom	United States	Hong Kong	Taiwan	Total

	£m	£m	£m	£m	£m

Pension assets, being fair value of schemes’ assets	22.4	1.0	8.5	2.0	33.9
Pension liabilities being the discounted present values	(22.3)	(1.2)	(10.0)	(2.4)	(35.9)

Pension surplus/(deficit)	0.1	(0.2)	(1.5)	(0.4)	(2.0)
Deferred tax asset	—	—	0.3	0.1	0.4

Pension asset/(liability) net of deferred tax	0.1	(0.2)	(1.2)	(0.3)	(1.6)

There is no deferred tax in the United Kingdom and the United States in view of unrelieved tax losses. Deferred tax movements are netted against the actuarial gains and losses shown in the Statement of recognised gains and losses.

e) The assets in the main schemes and the expected rates of return at December 31, 2001 were:

		United Kingdom		Hong Kong

	Long term rate of return	Value	Long term rate of return	Value

		£m		£m

Equities	8.0%	18.2	9.0%	5.0
Bonds	5.5%	3.1	7.0%	2.6
Cash and other	4.5%	1.1	6.0%	0.9

Total fair value of assets		22.4		8.5
Present value of scheme liabilities		(22.3)		(10.0)

Surplus/(deficit) in the scheme		0.1		(1.5)

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.     Pension Plans (continued)

f) Movement in surplus during the period

	Year ended December 31, 2000	Year ended December 31, 2001

	£m	£m

Surplus/(deficit) at the beginning of the year	(1.7)	1.6
Deferred tax thereon	0.2	0.2

Surplus/(deficit) at the beginning of the year, net of deferred tax	(1.5)	1.8
Movement in the year:
Current service cost	(2.6)	(2.7)
Contributions	2.3	2.4
Other finance income	0.2	0.2
Actuarial gains/(losses)	3.4	(3.5)
Deferred tax	—	0.2

Surplus/(deficit) at end of the year net of deferred tax	1.8	(1.6)

g) The employer has paid contributions at the following rates expressed as a percentage of pensionable payroll:

United Kingdom: 7.5 per cent. until 31 March 2002 (to be increased to 10 per cent. from April 1, 2002).

United States: Not applicable as the scheme is closed and members benefits are frozen.

Hong Kong scheme: 10.7 per cent. for Executive members and 6.5 per cent. for General Staff members until June 30, 2001; 14.0 per cent. for Executive members and 9.5 per cent. for General Staff members from July 1, 2001.

Taiwan Schemes: Caleb Brett - 15.6 per cent. combining retirement benefit and leaving service benefit; Labtest 8.4 per cent. combining retirement benefit and leaving service benefit. BSI Pacific - 9.8 per cent. combining retirement benefit and leaving service benefit.

The cost of life assurance benefits are included in the United Kingdom contribution rates.

h) History of experience gains and losses

	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001

	£m	£m	£m

Difference between the actual return and expected return on scheme assets	0.6	1.7	(5.0)
Percentage of scheme assets	2.3%	4.9%	14.7%

Gains and losses on scheme liabilities	(2.3)	(0.7)	—
Percentage of present value of scheme liabilities	8.2%	2.1%	—

Amount recognised in the Statement of Total Recognised Gains and Losses	(1.4)	3.4	(3.5)
Percentage of present value of scheme liabilities	5.0%	10.2%	10.0%

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.     Pension Plans (continued)

i) Analysis of amount recognised in the Statement of Total Recognised Gains and Losses

	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001

	£m	£m	£m

Actual return less expected return on pension scheme assets	0.6	1.7	(5.0)
Gains and losses arising on scheme liabilities	(2.3)	(0.7)	—
Changes in assumption underlying the present value of scheme liabilities	0.3	2.4	1.5
Deferred tax	(0.1)	—	0.2

Actuarial (loss)/gain recognised in Statement of Total Recognised Gains and Losses	(1.5)	3.4	(3.3)

27.     Contingent liabilities

Performance bonds and guarantees

	December 31, 2000	December 31, 2001

	£m	£m

Performance bonds	2.7	3.5
Other guarantees	1.6	2.0

	4.3	5.5

Claims and litigation

From time to time the Group is involved in various claims and lawsuits incidental to the ordinary course of its business, including claims for damages, negligence and commercial disputes regarding inspection and testing, and disputes from former employees. The Group is not currently party to any legal proceedings other than ordinary litigation incidental to the conduct of its business and the investigations described below. On the basis of currently available information, the Directors consider that the cost to the Group of an unfavourable outcome, arising from any such litigation is unlikely to have a material adverse effect on the financial position of the Group in the foreseeable future.

The Group holds a professional indemnity insurance policy that provides coverage for certain claims from customers. The Directors consider this policy adequate for normal commercial purposes.

Investigations by the U.S. Environmental Protection Agency

Two of the Group's subsidiary companies have been involved in investigations by the U.S. Environmental Protection Agency (“EPA”). Details of each investigation and related matters are given below:

Caleb Brett USA, Inc. – Puerto Rico

Caleb Brett USA, Inc. was informed in June 1998 that an investigation is underway by the U.S. Department of Justice Environmental Crime Section of certain practices at its Puerto Rico facility. The investigation related to events in 1997 and prior, is on going, and the Directors are unable to predict the outcome or estimate the cost of any civil or criminal penalties that may arise. On the basis of currently available information, the Directors consider that the costs to the Group of any civil and criminal penalties, arising from this investigation are unlikely to have a material adverse effect on the financial position of the Group in the foreseeable future.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.     Contingent liabilities (continued)

Intertek Testing Services Environmental Laboratories, Inc. – Richardson, Texas

One of the Group’s subsidiary companies, Intertek Testing Services Environmental Laboratories, Inc. (“ITS Environmental”) were, until recently, under investigation by the EPA in the United States.

On October 5, 2001, ITS Environmental, which ceased all commercial operations in 1998, reached a settlement with the United States Department of Justice, fully resolving all criminal litigation against the Group at its Richardson, Texas facility. The settlement related to tests conducted between 1994 and 1997 by former ITS Environmental employees in a facility in Richardson Texas. Some of the testing procedures were found to be irregular by ITS Environmental’s own quality control and in January 1998 were promptly reported to the EPA.

In February 2002, the court confirmed the terms of this settlement. ITS Environmental pleaded guilty to a conspiracy and will pay a fine of $4.5 million in April 2002 and $1.5 million in each of the next three years to the U.S. Government, for a total of $9.0 million (£6.2 million). A provision for £6.2 million was made in the Group's financial statements for the year ended December 31, 2001.

On March 25, 2002, ITS and ITS Environmental reached an agreement with the United States Department of Justice to settle the civil investigation arising from the same matter. Under the terms of the settlement, ITS Environmental will pay a fine of $8.7 million (£6.1 million), in instalments of $5.0 million in May 2002, $1.5 million in March 2003, $1.5 million in February 2004 and $0.7 million in August 2004. The provision for £6.1 million was made in the Group's financial statements for the year ended December 31, 2001.

To date, three former customers of ITS Environmental have filed lawsuits arising from laboratory analyses performed under contracts with those customers and other claims may be filed. These claims have been dismissed without prejudice and the Directors believe that any potential liability in the future is covered by insurance.

On September 20, 2000, the U.S. Department of Justice announced that a Federal Grand Jury in Dallas, Texas returned an indictment against thirteen persons who were formerly employed by ITS Environmental in Richardson, Texas. Prior to the commencement of the trial, four of the former employees under indictment pled guilty to making a false demand to the United States, which is a misdemeanour, and one of the former employees under indictment, pled guilty to conspiracy to commit mail fraud, which is a felony. On November 19, 2001, each of the eight defendants was found not guilty on all counts.

On March 23, 2001, a complaint was filed in Marshall, Texas, by 418 individual plaintiffs against ITS Environmental and thirteen former employees seeking $80 million in damages. On December 18, 2001, the federal court issued an order dismissing the complaint against all parties. On January 3, 2002, plaintiffs filed a motion for reconsideration. On April 3, 2002 the court denied this motion, leaving the plaintiffs 30 days to appeal against this judgement. The Directors believe that the risk of any material adverse effect to the Group's results of operations or financial position resulting from this case is remote.

In 2001, £0.7 million was received from the Group’s insurers in reimbursement of a third party settlement and costs incurred in connection with the civil investigation at Richardson. In February 2002, a further reimbursement of £2.7 million was received which represented costs incurred to September 2001. Further recovery of costs incurred from October 2001 onwards and also recovery of the civil fine of $8.7 million is being sought. Provision for these potential recoveries has not been included in the Group’s financial statements.

The former owners of the Group, Inchcape plc, have been notified of the costs incurred and settlements agreed and are being pursued for possible rights of recovery under the Share Purchase Deed. No provision for any such recovery is included in the Group’s financial statements.

ITS Belgium NV

In 1998, ITS Belgium NV purchased Van Sluys & Bayet NV (“VSB”). At the time of purchase, it was known that VSB could be prosecuted as a result of the actions in 1995 of an employee, Mr. R Bastin, who left the company in 1996. On April 5, 2001, a court in Belgium found VSB, Mr. Bastin and other parties (not related to VSB) guilty of fraudulent practices with regard to a quantity of gas oil and judgement was entered for an amount of up to Euros 5.2 million (£3.2 million) in lost excise duty, penalties and a fine. An appeal has been filed against this judgement. A second case was filed against some of the parties to the original proceedings, including VSB, with a Belgian court on November 5, 2001 for similar infringements, committed in 1994 and 1995. VSB, Mr. Bastin and other parties may be jointly and severally liable for an amount of up to Euros 4.8 million (£3.0 million) in lost excises, penalties and a fine. VSB has minimal assets and the Directors believe that these claims against VSB

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

will be ultimately resolved in a manner that will not have a material adverse effect on the Group. However there can be no assurance that this will be the case.

28.     Lease commitments

The Group has annual commitments under non-cancellable operating leases as follows:

	December 31, 2000	December 31, 2001

	£m	£m
Annual commitment in respect of leases:
Expiring within one year	2.5	2.7
Expiring within two to five years inclusive	8.7	10.2
Expiring in more than five years	2.6	3.1

	13.8	16.0

Being in respect of:
Land and buildings	10.8	12.4
Other	3.0	3.6

	13.8	16.0

29.     Financial instruments

Derivative financial instruments

The Company uses derivative financial instruments to manage interest rate and foreign currency risks. Whilst these hedging instruments are subject to fluctuations in value, such fluctuations are generally offset by the value of the underlying exposures being hedged. The Company does not hold derivative financial instruments for trading purposes.

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

The following numerical disclosures relate to the Group’s financial assets and financial liabilities as defined in FRS 13: Derivatives and other financial instruments. For all the numerical disclosures, short-term debtors and creditors have been excluded where permitted under FRS 13.

Foreign exchange risk management

A substantial portion of the Group’s revenues is derived from customers located outside the United Kingdom. In addition the net assets of foreign subsidiaries represent a significant portion of the Group’s net assets. The Group’s operations are conducted in several countries outside of the United Kingdom and operating costs are incurred in currencies other than the pound sterling. Because of the high proportion of international activity, the Group’s income is exposed to exchange rate fluctuations. Risk of two kinds arise as a result: a “transaction risk,” that is, the risk that currency fluctuations will have a negative effect on the value of the Group’s commercial cash flows in various currencies, and a “translation risk,” that is, the risk of adverse currency fluctuations in the translation of foreign currency operations and foreign assets and liabilities into pound sterling.

The Company enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies. Some of the contracts involve the exchange of two foreign currencies, according to local needs in foreign subsidiaries. The term of the currency derivatives do not exceed one year.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.     Financial instruments (continued)

The table below summarises, by major currency, the contractual amounts of the Company’s forward exchange contracts in pound sterling. The “buy” amounts represent the pound sterling equivalent of commitments to purchase foreign currency, and the “sell” amounts represent the pound sterling equivalent of commitments to sell foreign currencies.

	December 31, 2000		December 31, 2001

	Buy	Sell	Buy	Sell

	£m	£m	£m	£m

United States dollar	—	4.2	—	9.5
Euro	—	—	1.6	—

Currency composition of net assets

	December 31, 2000			December 31, 2001

	Net assets before gross borrowings	Gross borrowings after swaps	Net assets after gross borrowings	Net assets before gross borrowings	Gross borrowings after swaps	Net assets after gross borrowings

	£m	£m	£m	£m	£m	£m
Currency:
Sterling	16.6	10.1	6.5	15.5	22.9	(7.4)
US dollar	41.2	263.8	(222.6)	36.2	276.1	(239.9)
Euro	10.7	7.6	3.1	11.0	7.1	3.9
Swedish kroner	6.6	19.9	(13.3)	6.6	17.6	(11.0)
Chinese yuan	4.2	—	4.2	7.9	0.8	7.1
Hong Kong dollar	2.8	29.5	(26.7)	9.4	23.5	(14.1)
Others	20.3	—	20.3	11.6	—	11.6

	102.4	330.9	(228.5)	98.2	348.0	(249.8)

Gross borrowings are stated before deduction of debt issuance costs.

Currency exposure of the Group’s net monetary assets/(liabilities)

These exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or ‘functional’) currency of the operating units involved. In view of the hedges taken out by the Group, the currency exposure i.e those transactional exposures that give rise to the net currency gains and losses recognised in the profit and loss account, of the Group’s net monetary assets/(liabilities) is not material.

Exchange rate sensitivity

The following table provides information about the Company’s derivative financial instruments and other financial instruments by functional currency and presents such information in sterling equivalents. The table summarises information on instruments and transactions that are sensitive to foreign currency exchange rates, including foreign currency forward exchange agreements and foreign currency denominated debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.     Financial instruments (continued)

December 31, 2001	Expected Maturity Date

	Dec-02 £m	Dec-03 £m	Dec-04 £m	Dec-05 £m	Dec-06 £m	Thereafter £m	Balance Sheet value £m	Fair Value £m

Liabilities

Revolving advances short term

Floating rate (USD)	1.4	—	—	—	—	—	1.4	1.4
Average interest rate	3.7%	—	—	—	—	—

Underlying long term debt (a)

Fixed rate (USD)	—	—	—	—	140.0	—	140.0	148.3
Average interest rate	—	—	—	—	10.3%	—

Fixed rate (USD) – PIK Debenture	—	—	—	—	—	100.7	100.7	111.4
Average interest rate	—	—	—	—	—	12.0%

Floating rate (USD)	5.9	12.3	15.8	—	—	—	34.0	34.0
Average interest rate	4.4%	5.8%	7.1%	—	—	—

Floating rate (SEK)	1.1	2.3	14.2	—	—	—	17.6	17.6
Average interest rate	6.7%	7.3%	7.8%	—	—	—

Floating rate (EUR)	0.8	1.6	4.7	—	—	—	7.1	7.1
Average interest rate	5.8%	6.4%	7.0%	—	—	—

Floating rate (HKD)	7.6	15.9	—	—	—	—	23.5	23.5
Average interest rate	4.4%	5.6%	—	—	—	—

Fixed rate (CNY)	0.8	—	—	—	—	—	0.8	0.8
Average interest rate	5.9%	—	—	—	—	—

							325.1	344.1

Forward exchange agreements

(Receive GBP pay USD)
Contract amount	9.5						9.5	0.2
Average contract exchange rate	1.43

(Receive EUR pay GBP)
Contract amount	1.6						1.6	—
Average contract exchange rate	0.62
							11.1	0.2

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.     Financial instruments (continued)

December 31, 2000	Expected Maturity Date

	Dec-01	Dec-02	Dec-03	Dec-04	Dec-05	Thereafter	Balance sheet value	Fair Value

	£m	£m	£m	£m	£m	£m	£m	£m

Liabilities

Underlying long term debt (a)

Fixed rate (USD)	—	—	—	—	—	138.1	138.1	141.5
Average interest rate	—	—	—	—	—	10.3%

Fixed rate (USD) –PIK Debenture	—	—	—	—	—	87.5	87.5	93.8
Average interest rate	—	—	—	—	—	12.0%

Floating rate (USD)	4.7	5.8	12.1	15.6	—	—	38.2	38.2
Average interest rate	8.2%	8.1%	8.3%	8.7%	—	—

Floating rate (SEK)	1.0	1.2	2.4	15.3	—	—	19.9	19.9
Average interest rate	8.0%	7.2%	7.5%	7.7%	—	—

Floating rate (EUR)	0.6	0.8	1.6	4.6	—	—	7.6	7.6
Average interest rate	7.2%	7.2%	7.3%	7.7%	—	—

Floating rate (HKD)	6.4	7.5	15.6	—	—	—	29.5	29.5
Average interest rate	7.6%	7.7%	7.8%	—	—	—

							320.8	330.5

Forward exchange agreements

(Receive GBP pay USD)
Contract amount	4.2	—	—	—	—	—	4.2	0.1
Average contract exchange rate	1.47	—	—	—	—	—

							4.2	0.1

Interest rate risk management

The Company has a significant amount of borrowings bearing interest at variable rates. To reduce its exposure to interest rate fluctuations, the Company enters into interest rate swap agreements. The interest rate swap agreements convert certain long-term borrowing at floating rates (based on inter-bank borrowing rates in various countries) to fixed rates, that are lower than those available to the Company if the fixed-rate borrowing were made directly. Under the interest rate swap agreements, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.     Financial instruments (continued)

The following table summarises the Company’s interest rate swaps at December 31, 2000 and 2001:

December 31, 2000

Notional amount	Receive rate (floating)	Pay rate (fixed)	Maturity	Fair Value

£m	%	%		£m

15.6	6.00%	6.25%	Dec – 2001	—
21.1	6.00%	6.45%	Dec – 2001	(0.1)
7.7	5.46%	6.80%	Dec – 2001	(0.2)
4.7	4.72%	5.09%	Dec – 2001	—
29.6	5.65%	6.35%	Dec – 2001	(0.2)

				(0.5)

December 31, 2001

Notional amount	Receive rate (floating)	Pay rate (fixed)	Maturity	Fair Value

£m	%	%		£m

23.4	4.33%	4.45%	Dec – 2004	(0.4)
11.1	5.05%	4.80%	Dec – 2004	—
15.5	3.86%	4.06%	Dec – 2003	(0.2)

				(0.6)

Concentration of credit risk

At December 31, 2001 the Company did not consider there to be any significant concentration of credit risk. Potential concentrations of credit risk to the Company comprise principally cash and cash equivalents and trade receivables. The Company maintains cash deposits with several major banks which at times may exceed insured limits. Management periodically assesses the financial condition of the institutions and believes that any possible credit risk is minimal. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers comprising the Company’s customer base and their dispersion across many different geographic locations.

Fair values of financial instruments

	December 31, 2000		December 31, 2001
	Book value	Fair value	Book value	Fair value

	£m	£m	£m	£m
Primary financial instruments held or issued to finance the
Group’s operations:

Cash	21.3	21.3	23.7	23.7
Short term borrowings	10.0	10.0	22.4	22.4
Long term borrowings	320.9	330.6	325.6	344.6
Other financial liabilities	0.6	0.4	6.3	4.3

Derivative financial instruments held to manage the interest rate and currency profile:
Interest rate derivatives (swaps)	—	(0.5)	—	(0.6)
Foreign exchange derivatives (forwards)	—	0.1	—	0.2

The fair value of short term borrowings and cash approximate to book value due to the short term maturity of these instruments. The fair value of long term borrowings is calculated by discounting the future cash flows at the current interest rates plus the initial implied margins.
The fair value of interest rate derivatives and foreign exchange derivatives are the amounts the company would have to pay or receive based on market rates at the balance sheet date to terminate those derivatives. Interest rate derivatives above are used to hedge the variable interest rates on a portion of the short term and long term borrowings.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.     Financial instruments (continued)

Gains and losses on hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging are as follows:

	Year ended December 31, 2000			Year ended December 31, 2001
	Gains	Losses	Total net gains/(losses)	Gains	Losses	Total net gains/(losses)

	£m	£m	£m	£m	£m	£m
Unrecognised gains and losses on hedges at the beginning of the year	0.4	(0.1)	0.3	0.1	(0.5)	(0.4)
Gains and losses arising in the previous
years recognised in current year	(0.3)	—	(0.3)	(0.1)	0.5	0.4
Gains and losses arising in current year that were not recognised in that year	—	(0.4)	(0.4)	0.2	(0.6)	(0.4)
Unrecognised gains and losses on hedges at the end of the year	0.1	(0.5)	(0.4)	0.2	(0.6)	(0.4)
Of which:
Gains and losses expected to be recognised in the following year	0.1	(0.5)	(0.4)	0.2	(0.6)	(0.4)

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

Goodwill and other intangible assets

Under U.K. GAAP, purchased goodwill in respect of acquisitions before January 1, 1998 was written off to reserves in the year of acquisition. Purchased goodwill in respect of acquisitions since January 1, 1998 is capitalised in accordance with the requirements of FRS 10: Goodwill and Intangible Assets. Positive goodwill is amortised to £ nil in equal instalments over its estimated useful life, not exceeding 20 years. Under U.S. GAAP, goodwill and identifiable intangibles are capitalised and are written off over their estimated useful lives, generally not exceeding 40 years. Goodwill and identifiable intangibles are being written off over periods not exceeding 20 years for U.S. GAAP.

The gross cost under U.S. GAAP as of December 31, 2001 of goodwill is £239.6 million (2000: £239.0 million). Accumulated amortisation under U.S. GAAP as of December 31, 2001 of goodwill is £62.9 million (2000: £50.8 million).

Redeemable preference shares

Under U.K. GAAP, preference shares with mandatory redemption features or that are redeemable at the option of the security holders are classified as a component of shareholders’ equity. U.S. GAAP requires such redeemable preference shares to be classified outside of shareholders’ equity. Additionally, under U.S. GAAP, the initial carrying amount of redeemable preferred stock is equal to its fair value at date of issuance. When the fair value of mandatorily redeemable preferred stock at the time of its issuance is less than the mandatory redemption amount, the carrying amount is increased by periodic accretion, using the interest method, such that the carrying amount will equal the mandatory redemption amount at the mandatory redemption date. The periodic accretion would be shown as an additional dividend on the redeemable preference shares in U.S. GAAP financial statements and as a movement in shareholders’ equity.

Disposal of business segments

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

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.     Summary of differences between U.K. and U.S. GAAP (continued)

Pension costs - defined benefit plans

Under U.K. GAAP (FRS 17), the ongoing cost is split into an operating charge (current service cost) to be included within the appropriate statutory headings for pension costs and a financing item (comprising the interest cost and expected return on assets) shown after the operating profit. Under U.S. GAAP, Statement of Financial Accounting Standards (SFAS) No.87,’Employers’ Accounting for Pensions’, there is no split of the cost.

The most significant difference is the treatment of actuarial gains and losses. Under FRS 17, they are recognised immediately in the Statement of Total Recognised Gains and Losses (STRGL). As a result, the annual pension cost, recognised in the year to which it relates, is split between the profit and loss account and the STRGL. Under US GAAP, they are recycled into the profit and loss account in the subsequent periods subject to a 10% corridor.

Under FRS 17, the pension scheme surplus or deficit is recognised as an asset or a liability. A liability is recognised to the extent that the deficit reflects the employer’s legal or constructive obligation. An asset is recognised to the extent that an employer can recover a surplus in a defined benefit scheme through reduced contributions and refunds. Under U.S. GAAP, the asset recorded on the balance sheet represents the value of surplus assets in the defined schemes at the date of acquisition and the accumulated differences between the actual contributions paid and the net pension expense since that date.

Under FRS 17, the pension asset or liability is offset by the related deferred tax, which is not permitted under U.S. GAAP.

Compensated absences

Under U.S. GAAP, compensated absences, being an employee's paid holiday entitlements, are accrued as earned. For companies that do not allow employees to carry compensated absences over from one year to the next, no accrual is required. U.K. GAAP does not require a provision for compensated absences to be made.

Derivative instruments and hedging activities

Under U.K GAAP, forward exchange contracts are designed as hedges of firm foreign currency commitments. Gains and losses on such contracts are deferred and recognised in income or as an adjustment of the carrying amount when the hedged transaction occurs. Interest rate swaps agreements are designed to change the interest rate characteristics of floating rate borrowings. Accordingly, under these agreements the interest differential between the amounts received and amounts paid is recognised as an adjustment to interest charges over the terms of the respective swaps.

Under U.S. GAAP, effective January 1, 2001, Statement of Financial Accounting Standards (‘SFAS’) No.133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No.138, Accounting for Certain Derivative Instruments and Certain Hedging Activities- An Amendment to SFAS No.133, requires that an entity recognise all derivatives in the consolidated balance sheet at fair value. The accounting for the changes in fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted for fair value through income. Changes in the fair value of derivatives designated as fair value hedges are recorded in income as well as the gain or loss on the hedged asset or liability. Changes in the fair value of derivatives designated as cash flow hedges are classified as other comprehensive income until the hedged item is recognised in income. The ineffective portions of derivatives that are designated as hedges are immediately recognised in income.

Deferred taxation

Under U.K. GAAP, (Financial Reporting Standard 19: Deferred tax) full provision is required to be made for certain timing differences. Under U.S. GAAP, deferred taxation is provided on all temporary differences and carryforwards. Under U.K.GAAP deferred tax assets are recognised to the extent that it is more likely than not that they will be realised. Under U.S. GAAP, where doubt exists as to whether a deferred tax asset will be realised, an appropriate valuation allowance is established.

Employee Share Ownership Trust ("ESOT")

Under U.K. GAAP, company shares are purchased by Employee Share Ownership Trust at market value and are held for satisfaction of employees’ share options. Under U.S. GAAP, company shares held by ESOT are accounted for as treasury stock and deducted from shareholders’ equity.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.     Summary of differences between U.K. and U.S. GAAP (continued)

Effect of material differences between U.K. and U.S. GAAP and additional disclosures

(a) Net income/(loss)

	Restated Year ended December 31, 1999	Restated Year ended December 31, 2000	Year ended December 31, 2001

	£m	£m	£m

Net income/(loss) reported under U.K. GAAP	9.0	(7.9)	(14.7)
U.S. GAAP Adjustments:
Goodwill amortisation	(11.6)	(9.9)	(12.1)
Covenants not to compete amortisation	(9.7)	—	—
Loss on disposal and closure of discontinued operations	(11.6)	—	—
Previously recognised loss on disposal and closure of discontinued operation	—	11.6	—
Pensions (restated)	0.1	(0.1)	0.1
Compensated absences	(0.1)	0.1	—
Derivative instruments and hedging	—	—	(0.5)
Deferred taxes (restated)	(0.1)	0.2	0.1
Tax effect of U.S. GAAP reconciling adjustments	—	—	—

Net loss in conformity with U.S. GAAP	(24.0)	(6.0)	(27.1)

Continuing operations	(4.6)	1.2	(14.7)
Discontinued operations	(19.4)	(7.2)	(12.4)

Net loss in conformity with U.S. GAAP	(24.0)	(6.0)	(27.1)

Following the implementation of UK Financial Reporting Standard 17: Retirement benefits, the U.S. GAAP pension adjustment has been restated for 1999 and 2000. Previously reported figures were £ nil and £ (0.7) million for 1999 and 2000, respectively.

Similarly, following the implementation of Financial Reporting Standard 19: Deferred Tax, the U.S GAAP deferred tax adjustment has been restated for 1999 and 2000. Previously reported figures for this adjustment were £ nil for both 1999 and 2000.

(b) Shareholders’ deficit

The approximate effects on shareholders’ deficit of material differences between U.K. and U.S. GAAP are as follows:

	Restated Year ended December 31, 2000	Year ended December 31, 2001

	£m	£m

Shareholders’ deficit reported under U.K. GAAP	(220.0)	(242.9)
U.S. GAAP Adjustments:
Goodwill	188.2	176.7
Redeemable preference shares, including cumulative accretion	(30.0)	(34.5)
Investment in own shares (ESOT)	—	(0.1)
Derivative instruments and hedging	—	(0.5)
Pensions (restated)	(0.4)	3.1
Compensated absences	(0.6)	(0.6)

Shareholders’ deficit in conformity with U.S. GAAP	(62.8)	(98.8)

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.     Summary of differences between U.K. and U.S. GAAP (continued)

The following table reconciles shareholders’ deficit under U.S. GAAP:

	Year ended December 31, 2000	Year ended December 31, 2001

	£m	£m

Shareholders’ deficit at beginning of period	(43.3)	(62.8)
Accretion of discount on redeemable preference shares	(3.9)	(4.5)
Investment in own shares (ESOT)	—	(0.1)
Net loss for the year	(6.0)	(27.1)
Exchange adjustments	(9.6)	(4.3)

Shareholders’ deficit at end of period	(62.8)	(98.8)

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

Set out below is a summary of the statements of cash flows under U.S. GAAP.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	1999	2000	2001

	£m	£m	£m

Net cash provided by operating activities	34.7	31.5	34.3
Net cash used in investing activities	(23.9)	(23.2)	(27.0)
Net cash (used in)/ provided by financing activities	(4.6)	(11.0)	1.8

	6.2	(2.7)	9.1
Effect of exchange rate changes	0.1	0.4	(0.9)

Net increase/(decrease) in cash by continuing operations	6.3	(2.3)	8.2

Increase/(decrease) in cash by continuing operations	6.3	(2.3)	8.2
(Decrease)/increase in cash by discontinued operations	(2.9)	3.4	(5.8)
Cash at beginning of period	16.8	20.2	21.3

Cash at end of period	20.2	21.3	23.7

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.     Summary of differences between U.K. and U.S. GAAP (continued)

(d) Pensions

The disclosures below details the additional information required by SFAS No. 132 “Employers’ Disclosures about Pensions and Other Post Retirement Benefits” in respect of the Company’s funded defined benefit plans.

The Company’s principal defined benefits pension plans are located in the United Kingdom, United States, Taiwan and Hong Kong. The following is a summary of the funded status and the net periodic benefit costs for such plans:

	December 31,	December 31,
	2000	2001

	£m	£m
Change in benefit obligation
Projected benefit obligation at beginning of year	27.9	33.3
Service cost	2.6	2.7
Interest cost	2.0	2.4
Plan participants’ contributions	0.4	0.4
Acquisition	2.2	0.4
Actuarial loss	(2.0)	(1.9)
Benefits paid	(1.0)	(1.8)
Exchange rate effects	1.2	0.4

Projected benefit obligation at end of year	33.3	35.9

Change in plan assets
Fair value of plan assets at beginning of year	26.2	34.9
Actual return on plan assets	2.8	(2.7)
Employer contributions	2.2	2.5
Plan participants’ contribution	0.4	0.4
Acquisition	3.2	0.4
Benefits paid	(1.0)	(1.8)
Exchange rate effects	1.1	0.2

Fair value of plan assets at end of year	34.9	33.9

Funded status	1.6	(2.0)
Unrecognised actuarial loss/ (gain)	(0.4)	3.5

Net amount recognised	1.2	1.5

Amounts recognised in the statement of financial position consist of:
Prepaid benefit cost	1.3	1.2
Accrued benefit liability	(0.1)	(0.3)
Shareholders’ deficit *	—	0.6

Net amount recognised	1.2	1.5

* Amount charged directly to Shareholders’ deficit to record the additional minimum liability.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.     Summary of differences between U.K. and U.S. GAAP (continued)

(d) Pensions (continued)

The following is a summary of the weighted average assumptions:

	December 31,	December 31,	December 31,
	1999	2000	2001

Discount Rate	6.7%	7.2%	6.3%
Expected return on plan assets	8.0%	8.0%	7.0%
Rate of compensation increase	5.5%	5.6%	3.7%

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	1999	2000	2001

	£m	£m	£m
Components of net periodic benefit cost:
Service cost	2.2	2.6	2.7
Interest cost	1.4	2.0	2.4
Expected return on plan assets	(1.9)	(2.2)	(2.8)

Net periodic benefit cost	1.7	2.4	2.3

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with benefit obligations in excess of plan assets were £1.2 million, £1.2 million and £1.0 million, respectively, as at December 31,2001.

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

(f) Share option scheme

The Company has adopted the disclosure provisions permitted by SFAS No. 123, “Accounting for Stock-Based Compensation”, which permits entities to recognise as expense over the vesting period the fair value of all stock-based awards on the date of grant. These provisions allow entities to continue to apply the provisions of APB Opinion No. 25, ‘Accounting for stock issued to Employees’ in the measurement of compensation cost of stock based compensation amounts and to provide pro forma net income or loss disclosures for share options granted as if the fair value-based method of determining compensation cost defined in SFAS No. 123 had been applied.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.     Summary of differences between U.K. and U.S. GAAP (continued)

Under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions used for grants in the respective years.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	1999	2000	2001

Expected dividend yield	0%	0%	0%
Risk free rate	6.0%	6.0%	4.0%
Expected volatility	0%	0%	0%
Average expected lives	3 years	3 years	3 years

Had compensation cost for the share options granted during the year, for purposes of the U.S. GAAP reconciliation, been determined consistent with the methodology described by SFAS No. 123, the Company’s net loss would not have been significantly different than the actual net loss.

The weighted average exercise price of outstanding options is £0.42 (2000: £0.29). The weighted average fair value of the share options granted by the Company during 2001 was estimated at £0.16 (2000: £0.19 and 1999: £0.02).

The weighted average remaining contractual life for all options is 3.5 (2000: 4.1) years. The weighted average remaining contractual life for options exercisable at £0.10 per share is 2.6 (2000: 3.6) years. The weighted average remaining contractual life for options exercisable at £1.40 per share is 6.4 (2000: 7.0) years.

31.      Related party transactions

Except as disclosed below, neither the Company nor the Group has entered into any material transactions with related parties during the year as defined by U.K Financial Reporting Standard 8: Related Party disclosures.

In connection with the acquisition from Inchcape plc, the Company is required to pay an acquisition advisory fee of £3.8 million to Charterhouse, a majority shareholder. During the year £1.0 million was paid. The balance of £2.8 million is included in Other creditors (Note 16). Charterhouse or funds managed by it may, from time to time, provide financial advisory services for which it will receive customary fees and expenses.

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

Separate financial statements and other disclosures concerning the Issuer, the Company and the Guarantor subsidiaries are not presented because management has determined that they are not material to the investors. In lieu of the separate guarantor financial statements, management has presented condensed consolidating financial information. The condensed consolidated financial information presented below has been segregated between (a) the Issuer, (b) the Company, (c) the Guarantor subsidiaries and (d) the non-Guarantor subsidiaries.

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.     Issuer, guarantor and non-guarantor companies (continued)

Statements of Operations
Year ended December 31, 2001

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor Subsidiaries £m	Non – Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Total group revenue	—	—	—	505.4	(54.0)	451.4
Operating income/(costs)	—	1.4	1.8	(464.2)	54.0	(407.0)
Equity income of associated companies	—			1.0	—	1.0

Operating income	—	1.4	1.8	42.2	—	45.4
Non-operating exceptional items	—	—	—	—	—	—

Income before interest	—	1.4	1.8	42.2	—	45.4
Net interest payable	(0.1)	(11.5)	(7.9)	(19.5)	—	(39.0)

(Loss)/income before taxation	(0.1)	(10.1)	(6.1)	22.7	—	6.4
Taxation		0.8	(0.2)	(17.3)	—	(16.7)

(Loss)/income after taxation	(0.1)	(9.3)	(6.3)	5.4	—	(10.3)
Minority interests	—	—		(4.4)	—	(4.4)
Dividends from/(to) group companies	—	—	0.6	(0.6)	—	—

Net (loss)/income	(0.1)	(9.3)	(5.7)	0.4	—	(14.7)

Statements of Operations
Year ended December 31, 2000- Restated

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor Subsidiaries £m	Non – Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Total group revenue	—	—	—	444.0	(44.9)	399.1
Operating (costs)/income	—	(0.3)	—	(387.0)	44.9	(342.4)
Equity income of associated companies	—	—	—	0.9	—	0.9

Operating (loss)/income	—	(0.3)	—	57.9	—	57.6
Non-operating exceptional items	—	(3.6)	(4.6)	(7.0)	—	(15.2)

(Loss)/income before interest	—	(3.9)	(4.6)	50.9	—	42.4
Net interest receivable/(payable)	0.1	(8.9)	(8.0)	(18.8)	—	(35.6)

Income/(loss) before taxation	0.1	(12.8)	(12.6)	32.1	—	6.8
Taxation	—	0.4	0.8	(12.3)	—	(11.1)

Income/(loss) after taxation	0.1	(12.4)	(11.8)	19.8	—	(4.3)
Minority interests	—	—	—	(3.6)	—	(3.6)
Dividends from/(to) group companies	—	—	3.3	(3.3)	—	—

Net income/(loss)	0.1	(12.4)	(8.5)	12.9	—	(7.9)

Statements of Operations
Year ended December 31, 1999 -Restated

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor Subsidiaries £m	Non – Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Total group revenue	—	—	—	413.8	(51.3)	362.5
Operating income/(costs)	0.1	0.2		(363.4)	51.3	(311.8)
Equity income of associated companies	—	—	—	0.3	—	0.3

Operating income/(loss)	0.1	0.2	—	50.7	—	51.0
Non-operating exceptional items	—	(1.9)	—	4.3	—	2.4

Income/(loss) before interest	0.1	(1.7)	—	55.0	—	53.4
Net interest receivable/(payable)	0.1	(7.3)	(7.2)	(17.5)	—	(31.9)

Income/(loss) before taxation	0.2	(9.0)	(7.2)	37.5	—	21.5
Taxation	—	0.1	1.3	(10.7)	—	(9.3)

Income/(loss) after taxation	0.2	(8.9)	(5.9)	26.8	—	12.2
Minority interests	—	—	—	(3.2)	—	(3.2)
Dividends from/(to) group companies	—	—	2.8	(2.8)	—	—

Net income/(loss)	0.2	(8.9)	(3.1)	20.8	—	9.0

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.     Issuer, guarantor and non-guarantor companies (continued)

Balance Sheets
December 31, 2001

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor Subsidiaries £m	Non – Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

ASSETS
Current assets
Cash	—	(7.4)	0.3	30.8	—	23.7
Trade receivables	—	0.3	—	85.2	—	85.5
Inventories	—	—	—	1.8	—	1.8
Other current assets	159.6	120.1	224.9	337.7	(823.1)	19.2

Total current assets	159.6	113.0	225.2	455.5	(823.1)	130.2
Goodwill	—	—	—	12.1	—	12.1
Property, plant and equipment, net	—	—	—	75.6	—	75.6
Investments in subsidiary undertakings		128.6	211.3	82.5	(422.4)	—
Investments	—	—	—	0.9	—	0.9
Pension asset	—	—	—	0.1	—	0.1

Total assets	159.6	241.6	436.5	626.7	(1245.5)	218.9

LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities
Borrowings (including current portion of long term Borrowings)	(0.6)	22.4	14.9	0.4	—	37.1
Accounts payable, accrued liabilities and deferred Income	22.4	57.5	246.4	591.0	(823.1)	94.2
Income taxes payable		(0.9)	(1.3)	10.7	—	8.5

Total current liabilities	21.8	79.0	260.0	602.1	(823.1)	139.8
Long term borrowings	137.5	100.8	66.2	(0.5)	—	304.0
Provisions for liabilities and charges	—	—	—	9.1	—	9.1
Pension liability	—	—	—	1.7	—	1.7
Minority interests	—	—	—	7.2	—	7.2
Shareholders' equity/(deficit)
Ordinary shares	0.1	0.8	116.5	210.6	(327.2)	0.8
Redeemable preference shares	—	105.5	—	—	—	105.5
Shares to be issued	—	2.8	—	—	—	2.8
Premium in excess of par value	—	3.6	23.6	5.7	(29.3)	3.6
Retained earnings/(deficit)	0.2	(50.9)	(29.8)	(209.2)	(65.9)	(355.6)

Total shareholders' equity/(deficit)	0.3	61.8	110.3	7.1	(422.4)	(242.9)

Total liabilities and shareholders' equity/(deficit)	159.6	241.6	436.5	626.7	(1245.5)	218.9

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.     Issuer, guarantor and non-guarantor companies (continued)

Balance Sheets
December 31, 2000-Restated

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor Subsidiaries £m	Non – Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

ASSETS
Current assets
Cash	—	(11.2)	0.7	31.8	—	21.3
Trade receivables	—	—	—	81.6	—	81.6
Inventories	—	—	—	1.7	—	1.7
Other current assets	145.8	92.9	218.6	294.1	(733.1)	18.3

Total current assets	145.8	81.7	219.3	409.2	(733.1)	122.9
Goodwill	—	—	—	16.8	—	16.8
Property, plant and equipment, net	—	—	—	67.9	—	67.9
Investments in subsidiary undertakings	—	128.6	217.8	74.5	(420.9)	—
Investments	—	—	—	0.9	—	0.9
Pension asset	—	—	—	2.3	—	2.3

Total assets	145.8	210.3	437.1	571.6	(1,154.0)	210.8

LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities
Borrowings (including current portion of long Term borrowings)	—	10.0	12.0	0.1	—	22.1
Accounts payable, accrued liabilities and Deferred income	11.0	42.7	223.2	536.7	(733.1)	80.5

Income taxes payable	—	(0.4)	(2.3)	9.6	—	6.9

Total current liabilities	11.0	52.3	232.9	546.4	(733.1)	109.5
Long term borrowings	134.4	86.1	81.4	(1.6)		300.3
Provisions for liabilities and charges	—	—	—	14.2	—	14.2
Pension liability	—	—	—	0.5	—	0.5
Minority interests	—	—	—	6.3	—	6.3
Shareholders' equity/(deficit)
Ordinary shares	0.1	0.8	115.1	195.9	(311.1)	0.8
Redeemable preference shares	—	105.5	—	—	—	105.5
Shares to be issued	—	2.8	—	—	—	2.8
Premium in excess of par value	—	3.6	25.8	0.6	(26.4)	3.6
Retained earnings/(deficit)	0.3	(40.8)	(18.1)	(190.7)	(83.4)	(332.7)

Total shareholders' equity/(deficit)	0.4	71.9	122.8	5.8	(420.9)	(220.0)

Total liabilities and shareholders' equity/(deficit)	145.8	210.3	437.1	571.6	(1,154.0)	210.8

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.     Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
December 31, 2001

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor Subsidiaries £m	Non – Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Total operating cash (outflow)/inflow	—	(2.3)	0.3	72.4	—	70.4
Returns on investments and servicing of finance	(11.1)	(1.0)	(3.3)	(13.0)	—	(28.4)
Taxation	—	0.4	0.6	(14.6)	—	(13.6)
Capital expenditure and financial investment	—	—		(25.5)	—	(25.5)
Acquisitions and disposals	—	—	(1.9)	0.4	—	(1.5)

Cash (outflow)/inflow before financing	(11.1)	(2.9)	(4.3)	19.7	—	1.4

Financing	11.1	6.9	3.9	(20.1)	—	1.8

Increase/(decrease) in cash in the period	—	4.0	(0.4)	(0.4)	—	3.2

Reconciliation of net cash flow to movement in net debt

Increase/(decrease) in cash in the period	—	4.0	(0.4)	(0.4)	—	3.2

Cash (outflow)/inflow from increase/(decrease) in debt	—	(14.1)	13.0	(0.7)	—	(1.8)

Change in net debt resulting from cash flows	—	(10.1)	12.6	(1.1)	—	1.4
Debt issued in lieu of interest payment	—	(11.7)	—	—	—	(11.7)
Acquisitions and disposals	—	—	—	0.1	—	0.1
Other non-cash movements	(0.6)	(0.3)	(0.6)	(0.7)	—	(2.2)
Exchange movements	(1.9)	(1.2)	(0.1)	(0.7)	—	(3.9)

Movement in net debt in the period	(2.5)	(23.3)	11.9	(2.4)	—	(16.3)
Net debt at the start of the period	(134.4)	(107.3)	(92.7)	33.3	—	(301.1)

Net debt at the end of the period	(136.9)	(130.6)	(80.8)	30.9	—	(317.4)

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.     Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
December 31, 2000- Restated

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor Subsidiaries £m	Non – Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Total operating cash inflow/(outflow)	—	0.3	(0.6)	72.2	—	71.9
Returns on investments and servicing of finance	(2.3)	1.5	(7.8)	(17.8)	—	(26.4)
Taxation	—	0.7	0.4	(11.2)	—	(10.1)
Capital expenditure and financial investment	—	—	—	(26.1)	—	(26.1)
Acquisitions and disposals	—	(1.2)	(0.7)	1.3	—	(0.6)

Cash (outflow)/inflow before financing	(2.3)	1.3	(8.7)	18.4	—	8.7

Financing	2.3	(5.0)	8.6	(13.2)	—	(7.3)

(Decrease)/increase in cash in the period	—	(3.7)	(0.1)	5.2	—	1.4

Reconciliation of net cash flow to movement in net debt

(Decrease)/increase in cash in the period	—	(3.7)	(0.1)	5.2	—	1.4
		—	—	—	—	—
Cash inflow from increase in debt	—	0.4	6.3	0.7	—	7.4

Change in net debt resulting from cash flows	—	(3.3)	6.2	5.9	—	8.8
Debt issued in lieu of interest payment	—	(10.1)	—	—	—	(10.1)
Acquisitions and disposals	—	—	—	(0.7)	—	(0.7)
Other non-cash movements	(0.7)	(0.1)	0.7	(2.0)	—	(2.1)
Exchange movements	(11.6)	(7.3)	(6.1)	1.4	—	(23.6)

Movement in net debt in the period	(12.3)	(20.8)	0.8	4.6	—	(27.7)
Net debt at the start of the period	(122.1)	(86.5)	(93.5)	28.7	—	(273.4)

Net debt at the end of the period	(134.4)	(107.3)	(92.7)	33.3	—	(301.1)

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.     Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
December 31, 1999- Restated

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor Subsidiaries £m	Non – Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Total operating cash (outflow)/ inflow	(0.1)	(3.5)	0.5	62.9	—	59.8
Returns on investments and servicing of finance	(2.2)	0.3	(1.9)	(20.1)	—	(23.9)
Taxation	0.1	0.5	1.5	(9.0)	—	(6.9)
Capital expenditure and financial investment	—	—	—	(17.5)	—	(17.5)
Acquisitions and disposals	—	(0.2)	(0.2)	(4.6)	—	(5.0)

Cash (outflow)/inflow before financing	(2.2)	(2.9)	(0.1)	11.7	—	6.5

Financing	2.2	2.2	0.7	(6.7)	—	(1.6)

(Decrease)/increase in cash in the period	—	(0.7)	0.6	5.0	—	4.9

Reconciliation of net cash flow to movement in net debt

(Decrease)/increase in cash in the period	—	(0.7)	0.6	5.0	—	4.9

Cash inflow/(outflow) from increase in debt	—	6.0	14.8	1.2	—	22.0

Change in net debt resulting from cash flows	—	5.3	15.4	6.2	—	26.9
Debt issued in lieu of interest payment	—	(8.1)	—	—	—	(8.1)
Acquisitions	—	—	—	(1.6)	—	(1.6)
Other non-cash movements	(0.6)	(0.2)	(0.6)	(0.6)	—	(2.0)
Exchange movements	(5.2)	(2.7)	(2.0)	0.3	—	(9.6)

Movement in net debt in the period	(5.8)	(5.7)	12.8	4.3	—	5.6
Net debt at the start of the period	(116.3)	(80.7)	(106.3)	24.3	—	(279.0)

Net debt at the end of the period	(122.1)	(86.4)	(93.5)	28.6	—	(273.4)

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.     Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
December 31, 2001

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor Subsidiaries £m	Non – Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Reconciliation of operating income to operating
Cash inflow:
Operating (loss)/income	—	(0.2)	(0.1)	45.7	—	45.4
Depreciation charge	—	—	—	15.7	—	15.7
Goodwill amortisation and impairment	—	—	—	4.4	—	4.4
Loss on sale of fixed assets	—	—	—	1.0	—	1.0
Increase in inventories	—	—	—	(0.1)	—	(0.1)
Increase in receivables and prepayments	—	—	(0.3)	(5.8)	—	(6.1)
(Decrease)/increase in payables	—	(2.1)	0.7	17.5	—	16.1
Decrease in other provisions	—	—	—	(5.4)	—	(5.4)

	—	(2.3)	0.3	73.0	—	71.0
Equity income of associates	—	—	—	(1.0)	—	(1.0)
Dividends received from associates	—	—	—	0.4	—	0.4

Total operating cash (outflow)/inflow	—	(2.3)	0.3	72.4	—	70.4

Returns on investment and servicing of finance
Net interest paid	(11.1)	(1.0)	(3.9)	(8.9)	—	(24.9)
Dividends received	—	—	0.6	(0.6)	—	—
Dividends paid to minorities	—	—	—	(3.5)	—	(3.5)

	(11.1)	(1.0)	(3.3)	(13.0)	—	(28.4)

Capital expenditure and financial investment
Purchase of property, plant and equipment	—	—	—	(25.8)	—	(25.8)
Sale of property, plant and equipment	—	—	—	0.3	—	0.3

	—	—	—	(25.5)	—	(25.5)

Acquisitions and disposals
Investments	—	—	—	(0.1)	—	(0.1)
Purchase of subsidiaries	—	—	(1.9)	(0.2)	1.9	(0.2)
Acquisition provision payments	—	—	—	(1.5)	—	(1.5)
Sale of subsidiary undertakings	—	—	—	2.2	(1.9)	0.3

	—	—	(1.9)	0.4	—	(1.5)

Financing
Issue of short term debt	—	12.4	—	0.5	—	12.9
Issue/(repayment) of other loans	11.1	(5.5)	3.9	(20.6)	—	(11.1)

	11.1	6.9	3.9	(20.1)	—	1.8

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.     Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
December 31, 2000- Restated

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor Subsidiaries £m	Non – Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Reconciliation of operating income to operating Cash inflow:	—	(0.3)	—	57.9	—	57.6
Operating (loss)/income
Depreciation charge	—	—	—	13.0	—	13.0
Goodwill amortisation	—	—	—	1.1	—	1.1
Loss on sale of fixed assets	—	—	—	0.1	—	0.1
Decrease in inventories	—	—	—	(0.1)	—	(0.1)
Decrease/(increase) in receivables and prepayments	—	0.1	(0.8)	(11.2)	—	(11.9)
Increase in payables	—	0.5	0.2	7.7	—	8.4
Decrease in other provisions	—	—	—	4.2	—	4.2

	—	0.3	(0.6)	72.7	—	72.4
Equity income of associates	—	—	—	(0.9)	—	(0.9)
Less dividends received from associates	—	—	—	0.4	—	0.4

Total operating cash inflow/(outflow)	—	0.3	(0.6)	72.2	—	71.9

Returns on investment and servicing of finance
Net interest (paid)/received	(2.3)	1.5	(9.2)	(13.0)	—	(23.0)
Dividends received	—	—	1.4	(1.4)	—	—
Dividends paid to minorities	—	—	—	(3.4)	—	(3.4)

	(2.3)	1.5	(7.8)	(17.8)	—	(26.4)

Capital expenditure and financial investment
Purchase of property, plant and equipment	—	—	—	(26.4)	—	(26.4)
Sale of property, plant and equipment	—	—	—	0.3	—	0.3

	—	—	—	(26.1)	—	(26.1)

Acquisitions and disposals
Purchase of subsidiary undertakings	—	—	(0.1)	(1.9)	—	(2.0)
Sale of subsidiaries	—	(1.2)	(0.6)	3.2	—	1.4

	—	(1.2)	(0.7)	1.3	—	(0.6)

Financing
Repayment of short term debt	—	0.6	—	(1.2)	—	(0.6)
Issue/(repayment) of other loans	2.3	(5.5)	8.5	(12.1)	—	(6.8)
Cash subscribed by minorities	—	—	—	0.1	—	0.1

	2.3	(4.9)	8.5	(13.2)	—	(7.3)

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.     Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
December 31, 1999- Restated

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor Subsidiaries £m	Non – Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Reconciliation of operating income to operating Cash inflow:	0.1	0.1	—	50.8	—	51.0
Operating income
Depreciation charge	—	—	—	11.3	—	11.3
Goodwill amortisation	—	—	—	0.8	—	0.8
Loss on sale of fixed assets	—	—	—	0.1	—	0.1
Decrease in inventories	—	—	—	1.1	—	1.1
(Increase)/decrease in receivables and prepayments	—	(0.9)	0.5	(3.5)	—	(3.9)
Decrease in payables	(0.2)	(2.7)	—	(3.4)	—	(6.3)
Cash payment from exporters	—	—	—	5.0	—	5.0
Increase in other provisions	—	—	—	0.6	—	0.6

	(0.1)	(3.5)	0.5	62.8	—	59.7
Equity income of associates	—	—	—	(0.3)	—	(0.3)
Dividends received from associates	—	—	—	0.4	—	0.4

Total operating cash(outflow)/inflow	(0.1)	(3.5)	0.5	62.9	—	59.8

Returns on investment and servicing of finance
Net interest (paid)/received	(2.2)	0.3	(4.7)	(15.2)	—	(21.8)
Dividends paid to minorities	—	—	2.8	(4.9)	—	(2.1)

	(2.2)	0.3	(1.9)	(20.1)	—	(23.9)

Capital expenditure and financial investment
Purchase of property, plant and equipment	—	—	—	(17.7)	—	(17.7)
Sale of property, plant and equipment	—	—	—	0.2	—	0.2

	—	—	—	(17.5)	—	(17.5)

Acquisitions and disposals
Purchase of subsidiaries	—	—	(0.2)	(8.1)	—	(8.3)
Acquisition provision payments	—	(0.2)	—	—	—	(0.2)
Sale of subsidiaries	—	—	—	3.5	—	3.5

	—	(0.2)	(0.2)	(4.6)	—	(5.0)

Financing
Ordinary shares issued and to be issued	—	1.1	—	—	—	1.1
Issue of redeemable preference shares	—	18.8	—	—	—	18.8
Repayment of short term debt	—	(5.9)	—	—	—	(5.9)
Issue/(repayment) of other loans	2.2	(11.8)	0.7	(7.2)	—	(16.1)
Cash subscribed by minorities	—	—	—	0.5	—	0.5

	2.2	2.2	0.7	(6.7)	—	(1.6)

INTERTEK TESTING SERVICES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.     Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
December 31, 2001

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor Subsidiaries £m	Non – Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Analysis of changes in net debt

Cash at bank at December 31, 2000	—	(11.2)	0.7	31.8	—	21.3
Cash flow	—	4.0	(0.4)	(0.4)	—	3.2
Acquisitions and disposals	—	—	—	0.1	—	0.1
Exchange adjustments	—	(0.2)	—	(0.7)	—	(0.9)

Cash at bank at December 31, 2001	—	(7.4)	0.3	30.8	—	23.7

Debt due within one year at December 31, 2000	—	(10.0)	(12.0)	(0.1)	—	(22.1)
Cash flow	—	(12.3)	13.0	(13.6)	—	(12.9)
Other non-cash changes	0.6	(0.1)	(15.6)	12.9	—	(2.2)
Exchange adjustments	—	—	(0.3)	0.4	—	0.1

Debt due within one year at December 31, 2001	0.6	(22.4)	(14.9)	(0.4)	—	(37.1)

Debt due after one year at December 31, 2000	(134.4)	(86.1)	(81.4)	1.6	—	(300.3)
Debt issued in lieu of interest payment	—	(11.7)	—	—	—	(11.7)
Cash flow	—	(1.8)	—	12.9	—	11.1
Other non-cash changes	(1.2)	(0.2)	14.9	(13.5)	—	—
Exchange adjustments	(1.9)	(1.0)	0.2	(0.4)	—	(3.1)

Debt due after one year at December 31, 2001	(137.5)	(100.8)	(66.3)	0.6	—	(304.0)

Total net debt at December 31, 2001	(136.9)	(130.6)	(80.9)	31.0	—	(317.4)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.

INTERTEK TESTING SERVICES LIMITED
(Registrant)

By:	/s/ RICHARD NELSON
	Name: Title: Date:	Richard Nelson Director April 17, 2002

By:	/s/ WILLIAM SPENCER
	Name: Title: Date:	William Spencer Director April 17, 2002